Form 20-F
period 2002-12-31
GRUPO IMSA SA DE CV
filed 2003-06-30
CIK 1026735

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from              to

Commission file number 1-14544

Grupo Imsa, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Imsa Group

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente, San Pedro, Garza García, N.L. 66269, Mexico

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares representing Equity Units	New York Stock Exchange

Equity Units each representing three Series B Shares, without par value, and two Series C Shares, without par value	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series B Shares, without par value	2,336,535,474
Series C Shares, without par value	477,690,316

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐ Item 18  ☒

i

GRUPO IMSA, S.A. DE C.V.

(the “Company”)

Form 20-F

ACCOUNTING PRINCIPLES

The Company maintains its financial books and records in pesos and presents its financial statements in conformity with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”). Mexican GAAP differ in some important respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). See Note 17 to the Consolidated Financial Statements of the Company included herein for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company and for a reconciliation of net income and total stockholders’ equity for the periods and at the dates indicated.

The Mexican Institute of Public Accountants has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”), Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”) and Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Subsidiaries” (“Bulletin B-15”) (See Notes 2.b and 3.a to the Consolidated Financial Statements). These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. The Third Amendment to Bulletin B-10 (the “Third Amendment”), which has been effective since January 1, 1990, requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet presented. Pursuant to Mexican GAAP, all financial data in the Company’s consolidated financial statements as of December 31, 2001 and December 31, 2002 and for each of the years in the three years ended December 31, 2002 (the “Consolidated Financial Statements”) and the related notes thereto included therein and, unless otherwise indicated, throughout this annual report, have been restated in constant pesos as of December 31, 2002.

CURRENCY

References herein to “US$”, “U.S. dollars”, “dollars” or “$” are to the lawful currency of the United States. References herein to “pesos” or “Ps” are to the lawful currency of Mexico.

EXCHANGE RATES

This annual report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps 10.3613 to $1.00, the noon buying rate on December 31, 2002 announced by the Mexican central bank (“Banco de Mexico”). On June 12, 2003, the rate for Mexican pesos was Ps 10.6119 to $1.00. See “Item 3. Key Information—Selected Financial Data—Exchange Rate” for information regarding exchange rates since January 1, 1998.

NO INTERNET SITE IS PART OF THIS ANNUAL REPORT

The Company maintains an internet site at www.grupoimsa.com. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to this internet site are inactive textual references to this URL, or “uniform resource locator,” and are for the reader’s informational references only.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934 (the “Exchange Act”). All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. The Company cautions the reader that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation, (1) adverse changes in the Mexican economy with respect to the rates of inflation, economic growth, currency devaluation and other factors, (2) adverse changes in the Mexican political situation, including, without limitation, the reversal of various market-oriented reforms and economic recovery measures, or the failure of such reforms and measures to achieve their goals, (3) adverse changes in the international markets for the

Company’s products, and (4) other factors discussed under “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Stockholders and Related Party Transactions—Major Stockholders” herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CERTAIN REFERENCES IN THIS ANNUAL REPORT

For purposes of this annual report, domestic sales (“Domestic Sales”) refer to sales of products sold in Mexico. Exports refer to sales of products exported from Mexico. Foreign company sales (“Foreign Company Sales”) refer to sales of products manufactured and sold by the Company’s consolidated foreign subsidiaries. Foreign sales (“Foreign Sales”) refer to both exports and Foreign Company Sales.

All references herein to “tonnes” are to metric tonnes of 1,000 kilograms (equal to 2,204.6 pounds and 1.1023 short tons).

PART I

Item 1     Identity of Directors, Senior Management and Advisers

Not required because this Form 20-F is filed as an annual report.

Item 2     Offer Statistics and Expected Timetable

Not required because this Form 20-F is filed as an annual report.

Item 3     Key Information

A.	Selected Financial Data

The following table presents selected consolidated financial information and data for the Company at the dates and for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the related notes thereto included elsewhere herein. See “Item 8. Financial Information—Dividends and Dividend Policy” for the Company’s dividends and dividend policy.

The Consolidated Financial Statements are prepared and presented in accordance with Mexican GAAP which differ in certain respects from U.S. GAAP. See Note 17 of the Notes to the Consolidated Financial Statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2000, 2001 and 2002 and stockholders’ equity as of December 31, 2000, 2001 and 2002. In accordance with Mexican GAAP, the Company’s financial statements recognize certain effects of inflation and have been restated in constant pesos as of the date of the most recent balance sheet presented. Accordingly, all peso amounts related to the Mexican companies in the Consolidated Financial Statements and in the selected financial information set forth below have been restated in constant pesos as of December 31, 2002 by applying factors derived from the National Consumer Price Index (“NCPI”), published by Banco de Mexico. The operations of foreign subsidiaries and associated companies are not considered an integral part of the Company; thus, the inflation effects confronted by the foreign subsidiaries in their respective countries are applied when consolidating the financial statements and restated, accordingly, in constant pesos as of the date the most resent balance sheet presented. The effects of these inflation accounting principles, except for the adjustment related to restatement of foreign sourced fixed assets, have not been reversed in the reconciliation to U.S. GAAP, as discussed in Note 17 of the Notes to the Consolidated Financial Statements.

	1998		1999		2000		2001		2002		2002
	(in millions of pesos) (1)										(in millions of dollars) (1)(2)
Statement of Operations Data:
Mexican GAAP
Net Sales	Ps	20,065	Ps	20,624	Ps	23,523	Ps	22,884	Ps	27,287	$2,634
Cost of Sales		14,921		14,759		18,349		17,764		21,226	2,049

Gross Margin		5,144		5,865		5,174		5,120		6,061	585
Operating Expenses		2,364		2,682		2,767		2,957		3,222	311

Operating Income		2,780		3,183		2,407		2,163		2,839	274

Integral Financing Cost (Income), Net:
Interest Expense		848		935		979		686		439	43
Interest Income		(184)		(244)		(53)		(59)		(71)	(7)
Foreign Exchange (Gain) Loss, Net		1,417		(201)		99		(261)		1,122	108
Gain from Monetary Position		(1,219)		(903)		(601)		(362)		(442)	(43)

Total		862		(413)		424		4		1,048	101

Other Income, Net		(154)		(147)		(413)		(265)		(106)	(10)

Income before Provisions and Extraordinary Item		2,072		3,743		2,396		2,424		1,897	183

Provisions:
Income Taxes		561		755		602		600		299	29
Employees’ Profit Sharing		64		77		65		62		86	8

Total		625		832		667		662		385	37

Income before Extraordinary Item		1,447		2,911		1,729		1,762		1,512	146
Extraordinary Item-Utilization of Tax Loss and Tax on Assets Carryforwards		377		358		—		—		—	—

Consolidated Net Income	Ps	1,824	Ps	3,269	Ps	1,729	Ps	1,762	Ps	1,512	$146

Net Income of Minority Interest	Ps	80	Ps	478	Ps	214	Ps	156	Ps	135	$13
Net Income of Majority Interest		1,744		2,791		1,515		1,606		1,377	133

Consolidated Net Income	Ps	1,824	Ps	3,269	Ps	1,729	Ps	1,762	Ps	1,512	$146

Earnings per Common Share:
Income before Extraordinary Item	Ps	0.52	Ps	1.04	Ps	0.62	Ps	0.62	Ps	0.54	$0.05
Extraordinary Item		0.13		0.13		—		—		—	—

Consolidated Net Income	Ps	0.65	Ps	1.17	Ps	0.62	Ps	0.62	Ps	0.54	$0.05

Net Income of Minority Interest	Ps	0.03	Ps	0.17	Ps	0.07	Ps	0.05	Ps	0.05	$—
Net Income of Majority Interest		0.62		1.00		0.55		0.57		0.49	0.05

Consolidated Net Income	Ps	0.65	Ps	1.17	Ps	0.62	Ps	0.62	Ps	0.54	$0.05

Weighted Average Common Shares Outstanding (Millions)		2,806		2,788		2,784		2,813		2,815	2,815

US GAAP
Operating Income	Ps	2,533	Ps	2,637	Ps	2,376	Ps	2,105	Ps	3,067	$296
Net Income		2,034		1,063		862		1,408		1,364	132

	Year Ended December 31,
	1998		1999		2000		2001		2002		2002
	(in millions of pesos) (1)										(in millions of dollars) (2)
BALANCE SHEET DATA:
Mexican GAAP
Cash and cash equivalents	Ps	1,138	Ps	911	Ps	619	Ps	526	Ps	586	$57
Accounts Receivable-Trade, Net		3,088		3,533		3,461		3,618		3,905	377
Inventories		4,480		5,585		5,512		5,458		5,494	530
Other Current Assets		258		418		645		949		768	74

Total Current Assets		8,964		10,447		10,237		10,551		10,753	1,038
Investment in Shares		94		308		239		94		102	10
Property, Plant and Equipment, Net		13,681		14,396		17,032		17,372		18,380	1,774
Other Assets, Net		1,306		1,008		1,111		1,148		1,109	107
Excess of Cost Over Fair Value of Net Assets Acquired of Subsidiaries, Net		833		910		1,048		1,029		964	93

Total Assets	Ps	24,878	Ps	27,069	Ps	29,667	Ps	30,194	Ps	31,308	$3,022

Current Portion of Long-Term Debt	Ps	985	Ps	356	Ps	1,372	Ps	1,195	Ps	1,632	$158
Bank Loans		861		1,952		155		272		241	23
Accounts Payable-Trade		2,490		2,449		2,893		3,149		2,927	282
Advances from Clients		220		204		270		287		175	17
Other Accounts Payable and Accrued Liabilities		467		1,102		1,259		1,213		1,514	146

Total Current Liabilities		5,023		6,063		5,949		6,116		6,489	626
Long-Term Debt		5,714		6,460		7,765		7,479		7,528	727
Deferred Taxes		—		—		3,357		2,932		2,983	288
Other Long-Term Liabilities		298		97		139		297		277	27

Total Liabilities		11,035		12,620		17,210		16,824		17,277	1,668
Excess of Fair Value of Net Assets Acquired Over Cost of Subsidiaries, Net		493		248		887		592		135	13
Majority Stockholders’ Equity		12,410		12,940		10,588		11,761		12,823	1,238
Minority Stockholders’ Equity		940		1,261		982		1,017		1,073	103

Total Liabilities and Stockholders’ Equity	Ps	24,878	Ps	27,069	Ps	29,667	Ps	30,194	Ps	31,308	$3,022

US GAAP
Total Assets	Ps	24,579	Ps	27,775	Ps	30,489	Ps	31,554	Ps	32,593	$3,146
Short-Term Debt (3)		1,796		2,244		1,485		1,425		1,873	181
Long-Term Debt		5,555		6,281		7,549		7,272		7,528	727
Stockholders’ Equity		8,628		8,893		9,744		11,036		11,883	1,147

	2000		2001		2002		2002
	(in millions of pesos) (4)						(in millions of dollars) (2)(4)
Segment Data:
Net Sales (5)
Steel Processing Products	Ps	11,898	Ps	10,588	Ps	12,444	$1,201
Automotive Batteries and Related Products		4,232		4,173		4,278	413
Steel and Plastic Construction Products		4,118		5,085		7,728	746
Aluminum and other Related Products		3,265		3,037		2,837	274
Operating Income (6)
Steel Processing Products		1,435		1,159		1,650	159
Automotive Batteries and Related Products		594		695		745	72
Steel and Plastic Construction Products		356		356		457	44
Aluminum and other Related Products		214		135		156	15
Capital Expenditures (7)
Steel Processing Products		771		982		1,344	130
Automotive Batteries and Related Products		263		282		438	42
Steel and Plastic Construction Products		16		110		214	21
Aluminum and other Related Products		194		131		19	2

	2000	2001	2002	2002
	(in millions of pesos) (4)			(in millions of dollars) (2)(4)
Operating Data:
Steel Processing Products
Tonnes Shipped (thousands)	1,761	1,798.1	2,046.8	—
Average Realized Price per Tonne (8)	6,220	5,422	6,080	586.8
Operating Income per Tonne	750	593	806	77.8
Automotive Batteries and Related Products
Units of Automotive Batteries Sold (thousands)	18,836	20,740	21,819	—
Percentage of Recycled Lead (9)	49%	44%	47%	—
Other Data:
Operating Working Capital (Mexican GAAP) (10)	5,196	5,376	5,551	536
Operating Working Capital (US GAAP) (10)	3,682	4,107	4,426	427
Depreciation and Amortization	954	1,059	1,198	116
Number of Employees (at period end)	14,504	16,373	15,800	—

(1)	Except for tonne, per tonne and per share data and percentages.
(2)	Dollar amounts provided are translations from the constant peso amounts, solely for the convenience of the reader, at an exchange rate of Ps 10.3613 per dollar, the noon buying rate on December 31, 2002 (the last reported rate for the year ended December 31, 2002).
(3)	Short-term debt is defined as bank loans of less than one year and the current portion of long-term debt.
(4)	Except tonnes shipped, per tonne amounts, units of automotive batteries sold, number of employees and percentages.
(5)	The sum of these amounts does not equal the consolidated net sales for the periods presented, because Corporate and Other has been excluded. Corporate and Other net sales for 2000, 2001 and 2002 were equal to Ps 10 million, Ps 1 million and Ps 0, million respectively; these amounts reflect net sales and intercompany sales of the operations of the Company’s holding company, service company and real estate company. See Note 15 of the Notes to the Consolidated Financial Statements.
(6)	The sum of these amounts does not equal the consolidated operating income for the periods presented, because Corporate and Other has been excluded. Corporate and Other operating loss for 2000, 2001 and 2002 was equal to Ps 192 million, Ps 182 million and Ps 169 million, respectively; these amounts reflect operating of the operations of the Company’s holding company, service company and real estate company. See Note 15 of the Notes to the Consolidated Financial Statements.
(7)	The sum of these amounts does not equal the consolidated capital expenditures for the periods presented, because Corporate and Other has been excluded. Corporate and Other capital expenditures for 2000, 2001 and 2002 were equal to Ps 23 million, Ps 10 million and Ps 70 million, respectively; these amounts reflect capital expenditures of the operations of the Company’s holding company, service company and real estate company. See Note 15 of the Notes to the Consolidated Financial Statements.
(8)	Defined as the steel products processing segment’s net sales divided by its sales volume.
(9)	Lead recycled by the Company for use in Mexican operations.
(10)	Defined as current assets (excluding cash) minus current liabilities (excluding short-term debt and the current portion of long-term debt).

Exchange Rate

In December 1994, the Mexican government decided to suspend intervention by Banco de Mexico and to allow the peso to float freely against the dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or whether the peso will depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of dollars (presented in each case as the average between such purchase and sale rates), expressed in nominal pesos per dollar.

	Free-Market Rate(1)
	High	Low	Average(2)	Period-End
Year ended December 31,
1998	10.58	8.04	9.16	9.87
1999	10.76	9.24	9.57	9.51
2000	10.08	9.17	9.48	9.60
2001	9.90	8.94	9.34	9.17
2002	10.36	9.00	9.66	10.36

Months in 2003
January	10.99	10.33	10.58	10.86
February	11.06	10.77	10.92	11.03

	Free-Market Rate(1)
	High	Low	Average(2)	Period-End
Year ended December 31,
March	11.23	10.67	10.93	10.67
April	10.79	10.43	10.62	10.44
May	10.41	10.11	10.25	10.32
June (as of June 17, 2003)	10.74	10.24	10.52	10.50

(1)	As announced by Banco de Mexico.
(2)	Average of month-end rates.

Except for the period from September 1 through December 20, 1982, during the Mexican liquidity crisis, Banco de Mexico consistently has made foreign currency available to Mexican private sector entities (such as the Company) to meet their foreign currency obligations.

The Company conducts substantially all of its business in either pesos or dollars. Some of the Company’s subsidiaries maintain a favorable commercial trade position in dollars. This position motivated the Company to enter into forward contracts establishing a fixed exchange rate for each transaction (“Forward Contracts”). In accordance with the terms of these Forward Contracts, the Company is required to sell the dollar amount at the contractual exchange rate. If the exchange rate in the market on the due date is below the agreed fixed exchange rate, the Company receives the spread; whereas, if the exchange rate is above the agreed fixed exchange rate, the Company pays the difference. As of December 31, 2002, the total outstanding amount of Forward Contracts was $11.5 million. As of the same date, the fair value represented a favorable valuation for the Company of $181 thousand.

B.	Capitalization and Indebtedness

Not required because this Form 20-F is filed as an annual report.

C.	Reasons for the Offer and Use of Proceeds

Not required because this Form 20-F is filed as an annual report.

D.	Risk Factors

Risks Relating to Mexico

The Company is a Mexican corporation which currently conducts most of its manufacturing activities in, and derives a substantial portion of its sales from, Mexico. The level of manufacturing activity in Mexico has in the past been affected by prevailing conditions in the Mexican economy, and domestic demand (including domestic demand for the Company’s products) has been and is, to a significant extent, vulnerable to economic downturns in Mexico. In addition, the Company’s financial condition, liquidity (including its ability to obtain financing) and prospects have been and are expected to continue to be affected by prevailing economic conditions in Mexico, particularly downturns in the Mexican economy and changes in government policies, including public spending on infrastructure projects. The discussion of recent developments in Mexico that follows was derived from information filed by the Mexican government and Petróleos Mexicanos (“Pemex”) with the U.S. Securities and Exchange Commission (“SEC”). The Company has not independently verified this information.

Economic Situation

Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, a devaluation of the Mexican peso, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, reduced consumer purchasing power and high unemployment. In response to the economic crisis, the Mexican government implemented broad economic reform programs which improved economic conditions in 1996 and 1997. However, a combination of factors led to a reduction in Mexico’s economic growth beginning in 1998, including the economic crises in Asia, Russia, Brazil and other emerging markets that began in late 1997. Mexico’s economic growth resumed in 1999 and 2000, but decreased in 2001 during the worldwide recession. See “Item 5. Operating and Financial Review and Prospects—General.”

Mexico’s gross domestic product (“GDP”) decreased 0.3% in 2001 and increased 0.9% in 2002 and inflation was 5.7% in 2002. For 2003, according to Mexican government estimates, GDP growth is expected to be approximately 3.0%.

These estimates may not be accurate. A deterioration in Mexico’s economic conditions may adversely affect the Company’s business, results of operations, financial condition, liquidity or prospects. See “Item 5. Operating and Financial Review and Prospects—General.”

Impact of Significant Inflation and Interest Rates

In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Consumer Price Index, was 4.4% during 2001 and 5.7% during 2002. The Government of Mexico’s inflation estimate for 2003 is 3.0%. Interest rates on 28-day Mexican treasury bills, or “Cetes”, averaged 11.3% in 2001 and 7.1% in 2002. On June 4, 2003, the interest rate on 28-day Cetes was 4.72%.

If inflation in Mexico is not maintained within the government’s projections, the Mexican economy and, consequently, the Company’s financial condition and results of operations may be adversely affected. See “Item 5. Operating and Financial Review and Prospects—General.”

Government Control of the Economy

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican government actions concerning the economy may have adverse effects on private sector entities in general and on the Company in particular. Economic plans of the Mexican government in the past have not, in many respects, fully achieved their objectives, and these and other economic plans of the Mexican government may not achieve their stated goals. Similarly, it is not possible to determine what effect such plans or the implementation thereof will have on the Mexican economy or on the Company’s financial condition or results of operations.

Political Events

Mexican political events may also affect the Company’s financial condition and results of operations and the performance of securities issued by Mexican companies. The Mexican political environment is in a period of change. In July 2000, Vicente Fox, a member of the National Action Party (Partido Acción Nacional) (“PAN”), the oldest opposition party in the country, won the Presidential election. He took office on December 1, 2000, ending 71 years of rule by the Institutional Revolutionary Party (Partido Revolucionario Institucional) (“PRI”). In addition, parties opposed to the PRI increased their representation in the Mexican Congress, and, as a result, the PRI no longer holds a congressional majority.

The success of political opposition parties in recent elections may result in changes in Mexico’s economic policies. Currently, no party has a working majority in either house of the Mexican Congress, which has made governability and the passage of legislation more difficult. The next major federal election will be held in July 2003, when all seats in the Chamber of Deputies will be at stake. The Senate will maintain its current composition until 2006. If neither the PAN (which currently holds 206 of the 500 seats), nor the PRI (which currently holds 211 of the 500 seats) gains a working majority in the Chamber of Deputies, problems of gridlock will persist in both houses of the Mexican Congress.

Risks Relating to Other Latin American Countries

Certain of the Company’s subsidiaries are located in other Latin American countries, including Argentina, Brazil, Chile and Guatemala. In recent years, some of these countries have been adversely affected by political and economic conditions and government policies. In each of these countries, conditions such as currency fluctuations, inflation and government policies, such as exchange controls or tax increases, could have a material adverse effect on the Company’s operations. In addition, devaluation of any of the local currencies could adversely affect the Company’s consolidated financial condition and results of operations.

Risks Relating to Cyclicality in the Demand for the Company’s Products

The industries in which the Company operates are cyclical. The financial condition and results of operations of companies in such industries are generally affected by general economic conditions and other factors in the countries in which their products are sold, including fluctuations in GDP, related market demand, global production capacity and other factors beyond the Company’s control. The demand for, and prices of, the Company’s products are directly affected by these fluctuations. Many of the Company’s subsidiaries are highly dependent on construction activity, which is cyclical and is significantly affected by changes in general and local economic conditions. A prolonged recession in the construction industry in Mexico or the United States could result in a significant decrease in the Company’s operational performance. There can be no assurance that events having an adverse effect on the industries in which the Company operates may not occur or continue, such as another downturn in the Mexican or world economies, an increase in imports of competing products into Mexico, an increase in production resulting in over-supply in the markets in which the Company sells its products, unfavorable currency fluctuations or an increase in domestic competition in the Mexican market.

Risks Relating to Competition

In 2001 and 2002, net sales in the Mexican market accounted for approximately 53.6% and 46.1%, respectively, of the Company’s net sales. In Mexico, the industries in which the Company operates are characterized by a high degree of competition from domestic and foreign manufacturers, some of which have greater resources than the Company. A number of the Company’s Mexican competitors are continually undertaking modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with the Company’s and, in certain cases, are undertaking strategic alliances with foreign competitors. The Company may experience increased competition in Mexico as its competitors’ plans are completed. The Company also faces significant competition in other countries in which it operates, particularly in the United States, where a significant portion of the Company’s operations are situated. See “Item 4. Information on the Company—Steel Processing Products—Competition”, “—Automotive Batteries and Related Products—Competition”, “—Steel and Plastic Construction Products—Competition”, and “—Aluminum and Other Related Products—Competition” below.

In the nine years since the North American Free Trade Agreement (“NAFTA”) became effective, Mexican products have consolidated in the North American market, positioning Mexico as the second largest trade partner of the United States. There are no barriers to free trade among the three member countries of NAFTA, the United States, Canada and Mexico. There are no duties for steel products, automotive batteries and construction related products, including the Company’s products.

The Free Trade Agreement between the European Union and Mexico became effective on July 1, 2000. As a result, since January 1, 2003, Mexican products including flat steel products have been able to enter into the European market free of any duties. Products from the European Union, on the other hand, are subject to different duty-reduction schedules, achieving free access to the Mexican market by 2007. Flat steel and construction-related products imported into Mexico from the European Union will be duty free in 2007.

There are currently no countervailing duties on Mexican flat steel products nor any ongoing processes that could result in a potential obstacle to their access to the United States, Canada or the European Union markets. Furthermore, automotive batteries and the rest of the Company’s products are not subject to any countervailing duties under NAFTA or in any other country.

Articles 303 and 304 of NAFTA sharply curtail the waiver by NAFTA countries of duties on material, parts, machinery and equipment imported from outside of North America that are used to produce finished goods exported to the other NAFTA countries. Beginning January 1, 2001, the amount of import duties on material, parts and components waived by Mexico is limited to the lesser of the Mexican import duties accrued or the U.S. or Canadian duties on the finished product when imported from Mexico. Mexico has sought to deal with this problem by establishing a sector program called “PROSEC”, which allows 23 industrial sectors to import parts, components and machinery at duties ranging from 0% to 5%. This program is in compliance with NAFTA and World Trade Organization (“WTO”) rules since the lower duties are not tied to export performance. Flat steel products are included in the PROSEC. Thus, industrial sectors covered by PROSEC can import steel products from non-NAFTA countries with duties ranging from 0% to 5%.

On June 5, 2001, President George W. Bush announced his plans for addressing the problems facing the U.S. steel industry. Part of his plan called for a Section 201 investigation by the United States International Trade Commission (the “ITC”). On June 22, 2001, the United States Trade Representative submitted a request to the ITC for a Section 201 investigation. On March 5, 2002, President Bush announced measures that would be implemented in the United States to protect the nation’s steel industry, including the application of import tariffs of 30% on flat steel products for the first year, commencing in March 2002, 24% for the second year and 18% for the third year. Mexico was excluded from such measures. Consistent with WTO guidelines, developing countries accounting for less than 3% of total imports into the United States were excluded from these measures.

The decision made by the U.S. government has significant relevance because IMSA ACERO, S.A. de C.V. (“IMSA ACERO”) will be able to continue exporting to the United States from Mexico without the imposition of such import tariffs. In addition, Steelscape will be allowed to continue to import hot-rolled steel from certain developing countries tariff free, and has received permission for importing hot-rolled steel tariff free, thus reducing the impact of the measures on the cost of its raw materials.

In response to the actions that the United States has taken, and in order to avoid a surplus of steel from the international marketplace being dumped in Mexico and damaging the Mexican steel industry, the Mexican government imposed tariffs on imports from countries that do not have a free trade agreement with Mexico of 25% during the period from September 2002 to September 2003 and 18% during the period from September 2003 to March 2004.

Risks Relating to Dependence on Limited Amount of Suppliers and Customers

The Company’s energy needs are supplied by a limited number of suppliers, and would be seriously affected if these suppliers failed to deliver gas or electricity, due to a shortage or otherwise. Additionally, although IMSA ACERO’s steel needs can be satisfied by a number of companies, if any of its key suppliers failed to deliver, the Company could face higher raw material costs and delays resulting from the need to redistribute its raw material needs among other suppliers. The Company’s results could also be adversely affected if it lost some of its larger customers; however, the Company has a large and diverse client base across several industries.

Risks Related to Fluctuations in Energy Costs

The cost of natural gas and electricity is an important component of the Company’s cost structure. The Company is subject to energy cost fluctuations and can be affected by major energy price increases, as was the case in the second half of 2000. Natural gas is supplied to the Company by Petroleos Mexicanos (“Pemex”) and electricity has been supplied to the Company by the Comisión Federal de Electricidad and, starting in 2003, will be supplied by Tractebel Energía de Monterrey. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Natural Gas Price Risk”.

Risks Relating to Environmental Matters

The Company is subject to a wide range of state and federal laws, regulations, permits and decrees in Mexico relating to the protection of human health and the environment, including regulations concerning water pollution, air pollution, noise pollution and hazardous substance discharges. State and federal authorities in Mexico have been moving toward more stringent enforcement of these laws. This trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA. The Company believes that all of its plants, installations and properties are in substantial compliance with all environmental laws in Mexico, or (in the countries in which the Company operates) foreign environmental laws. Therefore, the Company has not established any reserves in respect of potential environmental remediation obligations. There can be no assurance, however, that remediation or other claims will not be asserted against the Company and subsidiaries of the Company, that the Company and its operations will not be subject to stricter Mexican federal or state or (in the countries in which the Company operates) foreign environmental laws and regulations in the future or that environmental remediation obligations of the Company will not arise in the future as a result of such stricter laws or regulations, or their interpretation or enforcement. Any obligation to remediate environmental damage could require significant unplanned capital expenditures and be materially adverse to the Company’s business, financial condition, results of operations or prospects. See “Item 4—Information on the Company—Environmental Matters.”

Risks Relating to Related Party Transactions

The Company may engage in related party transactions in the future and some of those transactions may not occur on market terms.

Risks Relating to Control by Principal Stockholders

The Principal Stockholders of the Company currently control 84.0% of the outstanding shares of the Company, representing approximately 88.5% of the voting power of the Company. Accordingly, such individuals are able to elect a majority of the members of the Board of Directors of the Company, have the power to determine the outcome of substantially all other actions requiring the approval of the Company’s stockholders, including the approval of the declaration, amount and payment of dividends and the issuance of debt and equity securities of the Company, and can take actions that do not reflect the will or the best interests of minority stockholders. See “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Stockholders and Related Party Transactions”.

In addition, certain actions by the principal stockholders with respect to the disposition of their shares might adversely affect the trading price of the equity units (“Equity Units”) and the American depositary shares (“ADSs”).

Risks Relating to Inability of ADS Holders to Participate in Preemptive Rights Offerings

Under Mexican law and the Company’s by-laws, the stockholders of the Company have the right to subscribe for shares of stock issued by the Company in an increase of capital (“Preemptive Rights”). United States holders of ADSs may not be able to exercise (through The Bank of New York (the “Depositary”)) their preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements thereunder is available. There can be no assurance that any such registration statement would be filed. To the extent holders of ADSs are unable to exercise such rights because a registration statement has not been filed and no appropriate exemption from such registration requirements under the Securities Act is available, the Depositary may attempt to sell such holders’ preemptive rights and distribute the net proceeds thereof, if any, to the holders of ADSs. If, pursuant to the terms of any rights offering, under the provisions of Mexican law or for any other reason, the Depositary is unable or chooses not to make such rights available to any holder of ADSs, and if the Depositary is unable under or prohibited by Mexican law from selling such rights or for any reason chooses not to sell such rights, the Depositary may allow the rights to lapse. In any case when such rights are sold or lapse, the equity interests of the holders of ADSs would be diluted.

Risks Relating to Holding Company Structure

The Company is a holding company with no substantial operations and, consequently, is dependent on dividends, interest payments and other payments from its subsidiaries and income tax refunds for virtually all of its internal cash flow, including cash flow to pay taxes, service debt, make equity investments, finance the growth of its subsidiaries and pay dividends to its stockholders. The ability of the Company’s subsidiaries to make dividend payments to the Company is limited by Mexican law and compliance with financial covenants of certain debt instruments of such subsidiaries. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activity” and “—Holding Company Liquidity”.

Risks Relating to Limitations on the Payment of Dividends

The Company’s ability to pay dividends is restricted by Mexican law. See “Item 8. Financial Information—Dividends and Dividend Policy”. The declaration, amount and payment of dividends are determined by majority vote of the holders of Series B Shares, generally, but not necessarily, on the recommendation of the Board of Directors; the Company’s Principal Stockholders have the ability to elect the majority of the members of the Board of Directors of the Company and, as a result, will have the power to determine the outcome of actions requiring the approval of the Board of Directors and the stockholders, including the declaration of dividends. See “—Risks Relating to Control by Principal Stockholders” above. There can be no assurance as to the amount, if any, of dividends that will be paid by the Company in any given year.

Risks Relating to the Effects of Exchange Rates and Exchange Controls on Holders of ADSs

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. Fluctuations in the exchange rate between the peso and the dollar will affect the U.S. dollar value of an investment in the ADSs or the Equity Units and of dividends and other distributions thereon. See “Item 3. Key Information—Selected Financial Data—Exchange Rate”. In addition, the Depositary will convert pesos into U.S. dollars (to the extent that U.S. dollars are available) at the interbank rate for the purpose of making dividend and other distribution payments on the ADSs, and any restrictive exchange control policy which might be implemented by the Mexican government in the future would adversely affect the Depositary’s ability to convert dividends received in pesos into dollars for purposes of making distributions to holders of ADSs.

Risks Relating to Limited Trading Market for ADSs and Equity Units

The markets for the ADSs and Equity Units have not been very liquid. Currently, approximately 16.0% of the Company’s capital stock is held by the public and is traded in the Mexican Stock Exchange and the New York Stock Exchange (“NYSE”). In addition, the Mexican securities market is not as large or as active as the securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has experienced less liquidity and more volatility than has been experienced in these other markets. These market characteristics may limit the ability of a holder of ADSs to sell the underlying Equity Units and may also affect the market price of the Equity Units and the ADSs.

Risks Relating to Corporate Disclosure, Protection of Minority Stockholders and Accounting Standards

A principal objective of the securities laws of Mexico, like those of the United States, is to promote the full and fair disclosure of all material information. There may, however, be less publicly available information about Mexican issuers of securities than is regularly published by or about U.S. issuers, and the information may only be available in Spanish. Further, Mexican regulations governing the securities of Mexican companies may not be as extensive as those in effect in the United States. Additionally, although Mexican securities laws have been amended to provide greater protection to minority stockholders, even as amended Mexican law and regulations in respect of corporate governance matters might not be as protective of minority stockholders as state corporations laws in the United States. Also, the accounting standards used in Mexico, in accordance with which the Company’s financial statements are prepared, differ in certain material respects from the accounting standards used in the United States. For a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company, see Note 17 to the Consolidated Financial Statements.

Risk Relating to Developments in Other Emerging Markets

The Mexican financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Mexico. For example, in late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998 prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. The Mexican financial and securities markets, and the market value of the Company’s shares and ADSs, may be adversely affected by events elsewhere, especially in other emerging markets.

Risk Relating to Judgment Enforcement in U.S. Courts

The Company is a corporation organized under the laws of Mexico, and most of the Company’s assets are located in Mexico. Furthermore, most of the Company’s directors and officers and some experts named in this annual report reside in Mexico, and a substantial portion of their assets are located in Mexico. As a result, investors may not be able to effect service of process within the United States upon the Company or the Company’s directors or officers or certain experts or to enforce against the Company or those directors, officers or experts in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Mexican courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Mexican courts of judgments entered by U.S. courts predicated upon the civil liability provisions of the U.S. federal securities law will be subject to compliance with procedural requirements under Mexican law, including the condition that such judgments do not violate Mexican public policy.

Item 4     Information on the Company

Overview

The Company is one of the largest diversified industrial companies in Mexico in terms of sales (based on information published by the Mexican Stock Exchange and by business magazines such as America Economía and Expansión) and conducts its business in four segments: steel processing products (approximately 46% of consolidated 2002 net sales), steel and plastic construction products (approximately 28% of consolidated 2002 net sales), automotive batteries and related products (approximately 16% of consolidated 2002 net sales), and aluminum and other related products (approximately 10% of consolidated 2002 net sales). In 2002, the Company had consolidated net sales of Ps 27,287 million ($2,634 million) and operating income of Ps 2,839 million ($274 million). The Company has expanded internationally by increasing exports as well as by adding manufacturing facilities in South and Central America and the United States. Foreign company and export sales accounted for approximately 54% of the Company’s consolidated net sales in 2002.

The Company has grown over the past ten years through a series of strategic investments, including acquisitions, internal expansion, joint ventures and other initiatives aimed at expanding the Company’s products and markets. From 1997 through December 31, 2002, the Company invested approximately Ps 16,259 million ($1,569 million) in capital expenditures to make acquisitions, expand its capacity, upgrade its facilities, increase operating efficiencies and productivity, and increase its portfolio of value-added products. The Company continually evaluates strategic opportunities to expand its product lines, geographic markets and customer base in all of its business segments.

The Company is a holding company, which owns 100% of each of the following four subsidiary holding companies: IMSA ACERO, ENERMEX, S.A. de C.V. (“ENERMEX”), IMSATEC S.A. de C.V. (“IMSATEC”) and IMSALUM S.A. de C.V. (“IMSALUM”), one for each business segment. The Company and each of its four subsidiary holding companies are incorporated in Mexico and are headquartered in Monterrey, Mexico.

The following table sets forth the main operating subsidiaries of the four subsidiary holding companies and their respective proportions of ownership.

Significant Subsidiaries of the Company

Subsidiary Holding Company Business Segment	Subsidiaries (% of ownership)
IMSA ACERO

Steel Processing Products	Imsa-Mex (100%)

Industria Galvanizadora (100%)

Steelscape (100%)

Imsa, Inc. (100%)

ENERMEX

Automotive Batteries and Related Products	Enertec Mexico (51%)

GES America (50%)

Enertec do Brasil (50%)

Enertec Argentina (50%)

Enertec Venezuela (50%)

IMSATEC

Steel and Plastic Construction Products	Empresas Stabilit (100%)

IMSA ITW (50.01%)

Forjas Metálicas (100%)

Multypanel (100%)

Metl Span (100%)

Grupo Imsa Chile (100%)

Bayer IMSA (50%)

Valmont Formet (51%)

Varco Pruden Buildings (100%)

IMSA Varco Pruden (100%)

ASC Profiles (100%)

Subsidiary Holding Company Business Segment	Subsidiaries (% of ownership)
IMSALUM

Aluminum and Other Related Products	Cuprum (100%)

Louisville Ladder Group (51%)

Tiendas Alutodo (100%)

Ventanas Cuprum (100%)

Escaleras (100%)

History and Evolution of the Company

The Company was founded as Industrias Monterrey, S.A. (“IMSA”) in 1936, and grew significantly as a steel processor during World War II and in subsequent years. The Company now conducts its steel processing business through three operating subsidiaries, Imsa-Mex, Steelscape and Industria Galvanizadora which subsidiaries are consolidated under a holding company, IMSA ACERO. APM was created in 1991 to purchase from the Mexican government the flat steel production facility of Fundidora Monterrey, S.A. The investment in APM was strategically important because it enabled the Company to assure the availability and control the quality of hot- and cold-rolled flat steel feedstock, the principal raw materials for IMSA’s galvanizing operations, at a reasonable cost. As part of its strategic outlook, the Company embarked on a modernization program at APM, installing technologically advanced process control equipment to enable APM to produce high-quality hot- and cold-rolled flat steel and to be positioned to compete globally. In July 1997, the Company, through IMSA ACERO, acquired Industria Galvanizadora, a Guatemalan steel processor. In February 1999, IMSA ACERO acquired 100% of the assets of a galvanizing and painting steel plant from Altos Hornos de Mexico, S.A. de C.V. (“AHMSA”). In 2000, IMSA ACERO acquired 100% of the stock of Steelscape, formerly BHP Coated Steel Corporation (“BHP”). The acquisition gave IMSA ACERO operations on the West Coast of the United States for pickling hot-rolled steel sheet, for producing cold-rolled steel sheet, for producing galvanized sheet and Galvalume, and for manufacturing pre-painted sheet. In June 2002, the Company, through IMSA ACERO, acquired certain assets of Pinole Point Steel from Material Sciences Corporation. This acquisition primarily consisted of a galvanized and painted steel plant in Richmond, California. The new plant increased Steelscape’s steel-painting capacity, which had previously been operating at full capacity, and contributed to improving IMSA ACERO’s product mix. On January 1, 2003, IMSA ACERO merged IMSA and APM into a new entity called Imsa-Mex which now controls IMSA ACERO’s operations in the Mexican market. IMSA ACERO kept the organizations and resources of IMSA and APM to attend to the uncoated and coated segments, in order to continue offering its different markets first-class service.

The Company entered the automotive batteries and related products business in 1987 with the acquisition of Acumuladores Mexicanos, S.A. de C.V. and Acumuladores del Centro, S.A. de C.V. Since then, the automotive batteries and related products segment has grown significantly in terms of production capacity and geographic diversification through several strategic acquisitions, investments and joint ventures. These include principally the acquisition of Acumuladores Monterrey, S.A. de C.V., a large Mexican original equipment manufacturer (“OEM”); the acquisition of an automotive battery manufacturer in Brazil; and the acquisition of Advantage Battery Corporation, a U.S. automotive battery distributor. In December 1998, through ENERMEX, the Company formed a joint venture with Johnson Controls, Inc. (“Johnson Controls”) and Varta AG (“Varta”) to produce and/or distribute automotive batteries throughout the American continent. This alliance has the largest battery production capacity in Latin America (based on the Company’s market share analysis in major Latin American countries). The Company joined Johnson Controls in North America and Johnson Controls and Varta in South America. The Company believes the economies of scale and integration of production facilities has resulted and will continue to result in an improved cost structure and will strengthen its commercialization network in the region. In October 2002, Johnson Controls acquired Varta’s Automotive Battery Division. Today, the Company conducts its automotive batteries and related products business through ENERMEX, the holding company for the subsidiaries in this product segment.

The steel and plastic construction products segment was originally part of the steel processing products segment, which began manufacturing value-added steel processing products such as culverts, guardrails and steel strapping in the 1950s. Beginning in the 1970s, the steel and plastic construction products segment was separated from the steel processing products segment and was established as a separate business through a series of transfers of various businesses within the corporate structure to the steel and plastic construction products segment. The first transfer was the steel and plastic strapping business, which was incorporated into IMSA Signode, S.A. de C.V., a joint venture between the Company and the Illinois Tool Works, Inc. Signode Division (“ITW”), a large United States manufacturer of steel and plastic strapping. The second transfer was of Forjas Metálicas, a manufacturer of fabricated galvanized steel products. The third transfer was of Multypanel, manufacturer of prefabricated steel and foam-insulated panels. The steel and plastic construction products segment has also grown through acquisitions. In 1975, the Company acquired Stabilit manufacturer of fiberglass-reinforced plastic (“FRP”) panels, which subsequently grew through additional acquisitions in Mexico, the United States and Spain. At the end of 1994, the Company acquired Metl Span Corporation, a U.S. manufacturer of prefabricated steel and foam-insulated panels. In addition, over a period of several years, the Company acquired Empresas Ipac, S.A. (“Empresas Ipac”), a Chilean steel processor and manufacturer of prefabricated steel and foam-insulated panels. In March 2000, a new Forjas Metálicas plant in Monterrey, Mexico began producing polygonal metal poles. In order to consolidate its position in the electricity transmission market and expand its market potential in poles for the telecommunications and illumination industries, a new company called Valmont Formet was established. The new company is a joint venture with Valmont Industries, a world leader in the pole market (based on information published by Valmont Industries). In September of 2001, the Company acquired the assets of Varco Pruden Buildings, Inc. from the LTV Corporation. Varco Pruden Buildings is the second-largest company in North America in the pre-engineered metal buildings market. Headquartered in Memphis, Tennessee, it has eight plants in the United States and one in Mexico that produce metal buildings and their components; and it has a joint venture in Brazil. Varco Pruden Buildings provides integral solutions for the construction of large buildings, such as manufacturing plants, warehouses, commercial facilities, offices, schools and churches. During 2001, the assets of IMSA Building Products (“IBP”) were transferred from IMSA ACERO to IMSATEC, and the company was renamed ASC Profiles.

In 1989, the Company entered the aluminum extrusions business through the acquisition of Cuprum, a large Mexican producer of aluminum extrusions. Through subsequent acquisitions and the establishment of new product lines, Cuprum became a large manufacturer of fabricated aluminum products. Today, Cuprum and its subsidiaries are consolidated under a holding company, IMSALUM, which forms the aluminum and other related products segment. Other significant acquisitions and joint ventures made through Cuprum in recent years include the acquisition of Davidson Ladders, Inc., which manufactures wood ladders and distributes all types of ladders in the United States, and the acquisition of certain assets of Stapleton Ladders, a manufacturer of wood attic stairways. Both of these acquisitions complemented the Company’s line of ladders. Cuprum also acquired Tiendas Alutodo, a chain of retail outlets for aluminum products. In April 1998, IMSALUM acquired 100% of the shares of Alcomex, S.A. de C.V. (“Alcomex”), a producer of industrial aluminum profiles. This acquisition complemented IMSALUM’s operations, given Cuprum’s focus in the architectonic market. The Company and Emerson Electric Co. merged their ladder businesses, setting up a new company called Louisville Ladder Group, which the Company believes is the second largest ladder producer in the Americas (based on information from the National Home Centers News Top 500 Annual Report, the RICHMARK Group, Inc. and the Company’s customers). The operation included Escaleras and Davidson Ladders, subsidiaries of IMSALUM, and Louisville Ladder Co., a subsidiary of Emerson Electric Co.

Steel Processing Products

General

The Company believes it is Mexico’s largest intermediate flat steel processor in terms of sales volume (based on information available regarding AHMSA and Hylsamex, S.A. de C.V. (“Hylsamex”), the Company’s major competitors, each of whose intermediate steel processing segments has a smaller sales volume, based on publicly available information, than that of the Company). During 2002, the Company was the largest producer of galvanized (including pre-painted) rolled flat steel in Mexico in terms of production volume (based on information published by the Cámara Nacional del Hierro y el Acero (the National Chamber for the Iron and Steel Industry or “CANACERO”) on galvanized steel production during 2002 and on internal sales information). The Company also believes it is the largest producer of cold-rolled flat steel in Mexico in terms of volume (based on conversations with clients, suppliers and competitors; general knowledge; and the Company’s own estimates using information published by CANACERO on cold-rolled steel production in Mexico during 2002). The Company manufactures and processes steel in three facilities throughout Mexico, as well as five steel service centers, and distributes its products through its fifteen distribution centers. Outside of Mexico, the Company manufactures and processes steel in four facilities, as well as three service centers, and distributes its products through twelve distribution centers. Additional value-added services are provided by the steel service centers, such as roll forming, cutting and slitting.

In June 2002, the Company, through IMSA ACERO, acquired certain assets of Pinole Point Steel from Material Sciences Corporation. This acquisition primarily consisted of a galvanized and painted steel plant in Richmond, California, which was integrated into Steelscape’s operations. As of December 31, 2002, the Company had installed capacities of 647,000 tonnes per year for pre-painted flat steel, 1,700,000 tonnes per year for galvanized flat steel (including Galvalume) and 1,750,000 tonnes per year for cold-rolled flat steel. In 2002, IMSA ACERO continued to expand its hot-rolled steel production capacity and as of December 31, 2002, the Company had installed capacity of 1,500,000 tonnes per year at its hot strip mill, which is supplied by purchased steel slab. Hot-rolled flat steel is primarily used to supply the Company’s downstream steel processing operations. By eliminating bottlenecks in the production line and adjusting internal logistics, IMSA ACERO expects to reach a capacity of 2,200,000 tonnes for the full year 2005. During 2002, the Company had operating income per tonne of Ps 806 ($78).

The following table sets forth the net sales and operating income of the steel processing products segment for the periods indicated, as well as the assets of the segment at the end of each period, together with the respective percentages of the Company’s consolidated net sales, total operating income and total assets for, and at the end of, each period.

Net Sales, Operating Income and Assets of the Steel Processing Products Segment

	Year Ended December 31,
	2000		2001		2002
	Amount	% of Consolidated	Amount	% of Consolidated	Amount	% of Consolidated
	(in millions of pesos, except percentages)
Net Sales	Ps11,898	50.6	Ps10,588	46.3	Ps12,444	45.6
Operating Income	1,435	59.6	1,159	53.6	1,650	58.1
Total Assets (at end of period)	18,619	62.8	17,748	58.8	18,787	60.0

Business Strategy

The Company’s strategy in the steel processing products segment is to achieve sustained growth and increased profitability, by processing and distributing low-cost, high-quality processed steel in a variety of value-added sizes, gauges, shapes and surface treatments to the domestic and international markets, and to maintain its excellent customer service. Key elements of this strategy include:

Expand Presence in International Markets

The Company seeks to maintain a stable base of foreign sales in order to diversify its revenues with respect to both currencies and markets and to be in a position to capitalize on attractive opportunities in response to changing market conditions. The Company also believes that it is important to maintain foreign sales to maximize capacity utilization in order to respond to economic downturns in the Mexican economy. In addition, the Company seeks to participate in the high end of the export market by shifting sales to its high value-added products such as galvanized and pre-painted products and cold-rolled flat steel, which face less competition than commodity-grade steel coils and generate a higher operating income per tonne shipped. In the past, the Company has made acquisitions of production facilities outside Mexico and will continue to analyze new acquisition opportunities.

Further Develop Downstream, Value-Added Products and Services

The Company plans to expand its value-added product mix to include a larger percentage of galvanized and pre-painted flat steel, roll-formed steel and specialty cold-rolled flat steel through acquisitions of, investment in and installation of additional steel processing equipment and through joint ventures. As part of this strategy, the Company increased its cold-rolling capacity by 185,000 tonnes in 1998. In 1999, the Company added 220,000 tonnes of galvanizing steel capacity and 65,000 tonnes capacity of pre-painted steel with the acquisition of assets from AHMSA. In 2000, the Company added 500,000 tonnes capacity of pickled hot-rolled steel, 400,000 tonnes capacity of cold-rolled steel, 400,000 tonnes capacity of galvanized steel and Galvalume, and 190,000 tonnes capacity of pre-painted steel with the acquisition of Steelscape from BHP. In 2002, the Company added 270,000 tonnes capacity of galvanized steel and 160,000 tonnes capacity of pre-painted steel with the acquisition of Pinole Point Steel from Material Sciences Corporation. Through these investments, the Company believes that it will be able to expand its customer base and the range of products it offers to industrial customers in the home appliance, automotive and metals forming markets to satisfy the need for specialty flat steel products. Such industrial market customers provide reliable volume sources and predictable pricing policies.

Continue to Improve Quality and Cost

The Company has invested heavily over the past years to develop technologically advanced hot-rolling, cold-rolling, galvanizing, painting and roll-forming equipment. The Company intends to continue to make investments in advanced process technology including computer based automated systems. These investments are intended to improve product quality and response time to customer requests, particularly in the case of the more demanding specifications of industrial customers. See “—Capital Expenditures”.

Industry Overview

The steel industry is comprised of three different types of entities: primary steel producers, intermediate steel processors and steel service centers. Primary steel producers historically have emphasized the sale of steel to large volume purchasers. Intermediate steel processors specialize in value-added processing of steel products and play an important intermediary role between the primary steel producers and the industrial customers, who need processed steel for their manufacturing purposes, and general steel service centers. Steel service centers specialize in the additional processing of steel to fulfill specific customer demands, such as cutting to length, slitting, shape correction, surface improvement, blanking, plate burning and stamping. The Company is a steel processor and participates in the steel service center industry in Mexico, the United States and Central America.

Primary steel production is a capital-intensive process characterized by high fixed costs. Intermediate steel processors generally have more flexible cost structures, including lower labor costs, inventory levels and capital investment per tonne produced, than primary steel producers.

Steel processors occupy a niche in the steel industry by focusing on more specialized products requiring more exact specifications and more intensive service. As a steel processor, the Company buys steel slabs and coils of wide, open tolerance steel from major integrated steel mills and mini-mills and processes such steel to the precise type, coating, thickness, length, width, shape, temper and surface quality specified by its customers.

Products

The Company’s steel processing products currently include galvanized flat steel products and pre-painted flat steel products, galvanized steel shapes, cold-rolled flat steel (full hard and annealed and tempered), hot-rolled coils and pickled and oiled hot-rolled coils. Since 1997, coated steel and non-coated steel have each accounted for roughly one-half of total steel production by volume. The bulk of the non-coated steel produced since 1997 has been sold domestically. As a result of the acquisition of Steelscape in 2000, more than half of coated steel products are now sold outside Mexico.

The following table sets forth the Company’s total sales of steel processing products for the period indicated.

Total Sales Volume of Steel Processing Products

	Year Ended December 31,
	2000	2001	2002
	(in thousands of tonnes)
Domestic Sales	1,236.5	1,292.0	1,419.3
Export Sales	524.8	506.1	627.5

Total Sales	1,761.3	1,798.1	2,046.8

Galvanized Flat Steel

The Company believes that, during 2002, it was the largest galvanized steel producer in Mexico in terms of production volume, including Galvalume steel products which are marketed under the brand name Zintro-AlumTM (based on information published by CANACERO on galvanized sheet production during 2002 and on internal sales information). Galvalume products are considered to have a high-quality metallic facing because they use a zinc-aluminum-silica alloy coating, which lasts longer and is more resistant to corrosion than normal zinc galvanized steel. The principal domestic and foreign end-users of galvanized flat steel products are the construction, automotive and home appliance manufacturing industries. In particular, the construction market in Mexico is served mainly through in-house fabrication and distribution of different roll formed steel components. The Company markets unpainted zinc galvanized flat steel under the brand name ZintroTM. The Company produces and markets galvanized steel products through Steelscape in the United States and through Industria Galvanizadora in Central America.

Pre-painted Flat Steel

The Company believes it is currently the largest producer of pre-painted flat steel in Mexico in terms of sales volume (based on conversations with clients, suppliers and competitors; general knowledge; and the Company’s own estimates using information published by CANACERO on galvanized sheet production in Mexico during 2002). The Company produces and markets pre-painted zinc-galvanized and Galvalume flat steel under the brand names PintroTM and Pintro-AlumTM, respectively, in a variety of colors which, in addition to enhancing the corrosion resistance, adds to the attractiveness of the product. The principal domestic and foreign end-users of pre-painted flat steel are roll formers, prefabricated building product manufacturers, appliance manufacturers and the automotive industry. The Company produces and markets pre-painted steel products through Steelscape in the United States.

Galvanized Steel Shapes

Galvanized steel shapes consist of several galvanized steel products for the construction market, including galvanized steel profiles, which are used in the manufacture of wall studs, purlins, tubes and other shapes, window and door frames, fences, grating and structural members. All of these steel shapes are fabricated at the Company’s steel service centers from its internally produced galvanized sheet steel.

Cold-Rolled Flat Steel (Full Hard and Annealed and Tempered)

The Company’s cold-rolling mills manufacture high-grade products with accurate gauge control, surface quality and ductility that meet the demands of end-users. The Company uses a hydrogen-nitrogen atmosphere in most of its annealing ovens to obtain the high surface cleanliness of the annealed product required for certain applications. Domestic and foreign end-users of cold-rolled flat steel include tube makers, steel roll formers and manufacturers of automotive parts, appliances, machinery and equipment, steel strapping and coated steel.

Hot-Rolled Coils and Hot-Rolled Pickled and Oiled Steel

The Company purchases steel slabs to produce hot-rolled coils, generally ranging from 0.075 inches to 0.625 inches in thickness. Most of the Company’s production of hot-rolled steel serves as feedstock for the Company’s cold-rolling operations. The Company’s hot-rolling capability enables it to control the quality of the raw material used in its downstream steel processing operations. By purchasing high quality steel slabs and processing such slabs with process control technology in its hot-rolling mill, such as coil box technology, the Company produces higher quality hot-rolled feedstock with consistent mechanical characteristics. The Company is capable of producing hot-rolled coils and hot-rolled pickled and oiled coils up to 60 inches wide.

Manufacturing Process

In hot-rolling, a steel slab approximately eight inches thick is heated in a reheating furnace. Its thickness is then reduced through compression rollers in a reversing mill (a roughing mill) until it is sufficiently thin to permit coiling. The hot coil is then further processed through a series of tandem-mounted finishing rolling stands until the desired thickness is reached. Cooling of the steel coil during this process often leads to thickness variations and non-uniformity of mechanical properties between the beginning and the end of the coil. The Company employs coil box technology, which uses a heated enclosure to keep the temperature of the hot coil constant as it enters the tandem mill, resulting in more uniform thickness and mechanical properties. Hot-rolled steel is relatively soft and has a high degree of ductility. For certain applications requiring a cleaner surface, or if the steel is to be cold-rolled, the steel is “pickled” by uncoiling the strip and dipping it into an acid bath, which removes surface oxidation and other impurities, followed by a rinse and light oil spray, before being coiled again.

Cold-rolled flat steel is produced by processing hot-rolled pickled and oiled steel, without reheating, through a series of compression reduction rollers, which results in more precise tolerances and enhanced surface characteristics. Cold-rolled flat steel is considerably harder but much less ductile than hot-rolled steel. Cold-rolled flat steel coils may be utilized directly after cold-rolling (full hard) for galvanizing and certain other applications, but most often such coils are annealed by reheating in an annealing oven to restore ductility and then tempered through controlled rapid cooling to restore elasticity and some of the hardness lost through the annealing process. For applications requiring a high degree of flatness, the strip is then processed through a tension leveler in which the strip is passed through rollers and slightly deformed under tension to produce a curvature opposite from the curvature of the coil, resulting in a steel strip that is nearly flat after uncoiling.

The Company produces galvanized steel in a continuous process using technologically advanced equipment. Galvanized steel is produced by subjecting a cold-rolled flat steel strip to a surface cleaning process and then, after preheating, immersing it in a molten zinc bath, thereby obtaining a corrosion-resistant surface coating. Galvalume steel is produced in the same manner as zinc galvanized steel, but using a molten zinc-aluminum alloy coating. Pre-painted flat steel is obtained by processing coils of galvanized flat steel through a set of roller coaters and ovens which continuously apply and cure a uniform layer of paint or vinyl on each side of the strips.

Galvanized steel can be formed into shapes to supply a variety of products for the construction market, such as galvanized steel profiles, which are used in the manufacture of wall studs, purlins, tubes and other shapes, window and door frames, fences, grating and structural members. At steel service centers, flat galvanized steel may be cut and slit to specific lengths and widths, as well as corrugated in roll-forming machines to produce corrugated deck and roof panels for composite reinforced concrete construction or corrugated roofing panels for rural applications or low income housing.

Beginning in the early 1990’s, the Company began implementing a Total Quality Management program aimed, in part, at increasing quality, productivity and efficiency in its manufacturing processes. The Company’s quality assurance program begins with the identification and certification of reliable suppliers for raw materials and continues with the systematic quality-control testing of incoming raw materials, integral process control in the production lines and visual inspections and tests of material properties at the various process stages and at the end of the production process to verify the quality of the final products. The Company’s use of advanced process control technology and information systems in its steel processing operations has resulted in productivity gains and increased reliability for satisfying the stricter specifications of industrial customers. The Company has obtained ISO-9002 certification with respect to the quality assurance programs at certain of its steel processing facilities. In 2002, IMSA ACERO utilized a 6-Sigma program to obtain additional benefits in cost reduction and quality improvement.

Sales, Marketing and Distribution

The Company sells its steel processing products domestically and internationally to industrial, construction and commercial customers. In 2002, the Company exported its products to 22 countries. The following table sets forth the domestic and export sales of steel processing products for the periods indicated:

Total Sales of Steel Processing Products by Market

	Year Ended December 31,
	2000		2001		2002
	(in millions of pesos)
Domestic Sales	Ps	8,273	Ps	7,270	Ps	7,845
Exports and Foreign Company Sales		3,625		3,318		4,599

Total	Ps	11,898	Ps	10,588	Ps	12,444

Domestic Sales

Domestic sales of the Company’s steel processing products are made through its distribution network throughout Mexico that includes a 225-person sales forces operating from 15 distribution centers (five of which are also steel service centers). The Company’s distribution centers facilitate access to its products in the market by also stocking standard products. In addition to sales personnel, the distribution centers have an administrative and customer service staff and information systems to process customer orders, perform credit verification and approval, invoicing and collection functions and act as customer liaisons. The Company believes that the continuous interaction between its sales force and its customers provides it with valuable market information and sales opportunities. In 2002, the Company’s steel service centers accounted for approximately 79% of the domestic sales of its coated-steel products, which were made to approximately 2,205 customers.

The table below sets forth the domestic volume of steel processing products by type of customer for the periods indicated:

Domestic Volume of Steel Processing Products by Type of Customer

	Year Ended December 31,
	2000	2001	2002
	(in millions of tonnes)
Industrial	738.2	770.0	957.3
Construction and Distributors	498.3	522.0	462.0

Total	1,236.5	1,292.0	1,419.3

Domestic customers are divided into three principal classifications: industrial customers, construction contractors and commercial distributors. Industrial customers convert flat steel into other products and include manufacturers of appliances, automotive parts, transportation and recreational vehicles, commercial refrigeration equipment, heating, ventilation and air conditioning ducts and equipment and other products. Industrial customers purchase high-specification steel products for quality-critical pre-painted flat and corrugated sheets, slit and cut to length; galvanized roll-formed sheets, slit and cut to length; and galvanized light shapes. Construction contractors produce and install steel components in construction projects and include general construction contractors, metal building contractors and metal specialty contractors. Construction contractors purchase primarily pre-painted roll-formed sheets and shapes and galvanized roll-formed sheets and shapes. Distributors, which include steel service centers and construction materials dealers, resell on the retail level, to smaller customers and those seeking credit, delivery or other terms not available directly from the Company. Distributors purchase from the Company primarily galvanized corrugated sheets and galvanized light shapes.

The Company emphasizes customer service and satisfaction, overseeing handling, shipping and follow-through with respect to client orders to ensure that the customer’s expectations are satisfied and that product rejections are minimized. The Company advises certain domestic customers with respect to management of their inventories and maintains “just-in-time” delivery arrangements with several of its industrial customers. The Company has long-established relationships that have resulted in close cooperation between the Company and many of its industrial customers. Although the Company ships steel processing products by truck throughout Mexico, many of its industrial and steel processor customers are located in the Monterrey area and therefore are in close proximity to the Company’s steel processing plants.

With respect to certain industrial customers that use flat steel in the manufacture of export products, the Company transacts domestic sales of flat steel products in dollars and accepts payment in pesos at the prevailing exchange rate on the date payment is made. Although the Company generally does not enter into long-term, fixed-price contracts for its steel processing products, industrial customers provide reliable volume sources and predictable pricing policies. Certain volume discounts from list prices are available.

Export and Foreign Company Sales

The distribution of the Company’s exports among the various geographical markets fluctuates depending upon the attractiveness of the prices in the respective markets from time to time. Export sales consist of sales through traders and direct sales (not including foreign subsidiary sales). In the United States, the Company has developed strong commercial relationships with direct customers through a U.S. based sales and distribution organization which provides those customers with continuous coordination and close contact in terms of product offering, logistics, credit and technical service. In Central America, the Company has developed a distribution network through the establishment of distribution centers in the same manner as in Mexico.

Duferco is the largest steel trader for the Company’s exports of steel processing products and accounted for approximately 2% of IMSA ACERO’s sales volume during 2002. Through Duferco, distribution of the Company’s products is extended to a variety of customers and markets. The Company’s relationship with Duferco also includes the sourcing of steel slab in international markets. In addition to Duferco, other major steel traders for the Company include Thyssen and Ferrostaal.

The table below sets forth the Company’s exports of steel processing products by geographical market for the periods indicated.

Export Volume of Steel Processing Products by Geographical Market

	Year Ended December 31,
	2000	2001	2002
	(in thousands of tonnes)
United States and Canada	343.1	427.2	530.5
Central and South America	165.1	77.8	97.0
Europe	16.6	1.1	0
Others	0.0	0.0	0

Total	524.8	506.1	627.5

Traditionally, the Company’s principal export market has been the United States. However, the Company also exports to countries in Europe and Latin America. Exports to the United States serve the commercial, industrial and construction markets. Exports to Latin America serve primarily the industrial and construction markets. Exports to Europe serve primarily the commercial market. The principal export customers in the United States are steel service centers, as well as metal building contractors and manufacturers of building components, mobile homes, heating, ventilation and air conditioning ducts and equipment and other products.

Since 2000, the Company not only exports steel to the United States, but also markets steel products from its three production plants on the West Coast of the United States. This is a result of the acquisition of Steelscape in June 2000 and the Pinole plant in 2002, which mainly serve the construction industry.

The Company is pursuing additional export opportunities for its products in the United States, South America and elsewhere. In addition to galvanized steel, the Company is focusing on the export of niche products, particularly pre-painted products. See “—Business Strategy”.

Competition

Critical factors in maintaining a competitive position in the Mexican steel processing industry are cost reductions through productivity gains and the use of technologically modern equipment, dependable sources of raw materials and developed domestic and export distribution systems. Additionally, specific competitive factors vary by type of customer. In the industrial market, key factors include consistent quality of products, complete and timely deliveries, and customer service, including product development and technical assistance. In the construction market, key factors include a wide range of products for construction applications, product performance and timely deliveries. In the commercial market, key factors include competitive pricing, product availability from inventory and ongoing sales and marketing efforts.

The Company’s principal domestic competitors in the galvanized flat steel market are Galvak, S.A. de C.V. (“Galvak”), a subsidiary of Hylsamex and Zincacero, S.A. de C.V. (“Zincacero”), a part of the Villacero Group; as well as specialized imports. The competition from Galvak, Zincacero and imports has resulted and will continue to result in some pressure on galvanized flat steel prices. However, the Company believes this is offset by its competitive strengths including: (a) its nationwide distribution network, (b) its high-quality raw materials resulting from its supply strategy, (c) its technologically advanced processes, (d) its reliable customer service and (e) its new product development expertise and capabilities.

Competition in the domestic hot-rolled and cold-rolled markets comes primarily from Hylsamex and AHMSA. Key competitive factors in these markets include price, product quality and service. The Company believes it has a competitive advantage in cold-rolled product quality because its control of raw materials and its hydrogen-nitrogen atmosphere annealing ovens enable it to produce cold-rolled flat steel coils with consistent mechanical characteristics and a cleaner surface. At the same time, its efficient, technologically advanced production processes enable it to maintain a competitive price.

In addition to domestic competition, the Company traditionally has competed with imports based on price and, more recently, on quality and service. The Company believes that it offers a higher level of service than foreign producers by allowing customers to place smaller orders, lowering customer response time, permitting greater flexibility in changes to customer orders and providing faster settlement of claims and assurance of supply.

The Company believes that NAFTA has resulted in a larger market for the Company’s steel products as many production facilities have been established in Mexico and as foreign direct investment has required steel for new construction. Although the Company does not believe NAFTA has materially affected competition to date, it has resulted in price pressures for some products. The Company competes for international sales with many domestic and foreign steel processors, none of which dominate or exert any significant influence on the international markets served by the Company. The Company believes it is competitive in those markets based on the prices and quality of its products.

The main competitors of Steelscape are California Steel Industries, Inc., and USS-POSCO Industries. Steelscape is the Company’s subsidiary on the West Coast of the United States.

The Company is not currently subject to anti-dumping or countervailing duties or deposit requirements in the United States, and the Company is not aware of any countervailing or anti-dumping duties leveled against the Company’s products in any other jurisdiction. However, increases in the volume of the Company’s exports may increase the risk of dumping claims against the Company. See “Item 3. Key Information—Risk Factors—Risks Relating to Competition.”

Production Facilities

The Company operates production facilities and service centers in Mexico, the United States and Central America. The Company has one hot-rolling strip mill, four cold-rolling mills, four pickling lines, three surface-cleaning lines, two tension-leveling lines, eight galvanizing lines, six painting lines, 47 annealing furnaces and 25 rolling lines. See “Description of Property”.

The following table sets forth the installed capacities and percentage utilization for the steel processing product segment facilities for the periods indicated.

Installed Capacity and Percentage Utilization for Steel Processing Products(1)

	Year Ended December 31,
	2000		2001		2002
	Capacity	%	Capacity	%	Capacity	%
	(in thousands of tonnes, except percentages)
Hot-Rolled Steel	1,310	100	1,310	100	1,500	98
Hot-Rolled Pickled & Oiled Steel	1,940	85	1,940	85	1,940	90
Cold-Rolled Flat Steel	1,610	96	1,610	95	1,750	90
Galvanized Flat Steel	1,335	95	1,335	95	1,700	87
Pre-painted Flat Steel	520	85	520	85	647	85

(1)	Installed capacity in thousands of tonnes per annum. Percent utilization equals actual production divided by installed capacity, adjusted for product mix.

Research and Development

The Company’s research and development department has established a successful record in the development of new products for the appliance, electrical machinery, construction and transportation vehicle industries and others. Successful projects include the development of mechanical characteristics, appearance, finishes, processability, environmental resistance features and other design characteristics for specific industrial applications. The research and development department also periodically recommends implementation of process or equipment modifications in an effort to improve quality and productivity.

The Company maintains a team of technical advisors within its product engineering department to keep abreast of relevant technological developments in the steel industry and to work closely with customers in the development of new products. A major focus of this team is seeking new applications integrating the Company’s products into its industrial customers’ products and takes place at such customers’ production facilities.

The Company periodically sponsors research projects at Mexican universities. In addition, members of the research and development department are active in the technical committees of international associations relevant to the Company’s products.

Capital Expenditures

The Company has recently completed a series of major capital expenditures in the steel processing products segment to modernize facilities, expand production capacity, vertically integrate its operations and improve operating efficiency.

In 2002, the Company, through IMSA ACERO, acquired certain assets of Pinole Point Steel from Material Sciences Corporation. This acquisition consisted primarily of a galvanized and painted steel plant in Richmond, California. The plant added 270,000 tonnes of galvanized steel capacity and 160,000 tonnes of pre-painted steel capacity per year. Prior to the acquisition of Pinole Point Steel, IMSA ACERO’s U.S. painting plants had been operating at full capacity. Therefore, in order to improve its product mix in the United States, IMSA ACERO decided to focus the plant’s total production capacity on painting. In 2002, its objective to raise annual hot-rolled steel production capacity to 2,200,000 tonnes by 2005, IMSA ACERO began operating a new slab-reheating furnace, raising production capacity to 1,500,000 tonnes by year-end. Through APM, IMSA ACERO invested in a customizing center with two slitting lines, and in the construction of a logistics center inside its plant. Industria Galvanizadora, IMSA ACERO’s business in Central America, began operating a new slitting and cut-to-length line, enabling it to offer a more complete service to its customers.

Raw Materials and Supplies

The Company’s principal raw materials for the manufacture of its steel processing products are slabs of steel, hot-and cold-rolled flat steel coils, zinc and zinc-aluminum alloy ingots. The Company purchases slabs of high-quality steel from major domestic and international steel mills at regular intervals, either in the spot market or pursuant to non-binding purchase agreements. The Company obtains competitive pricing by purchasing steel slabs in large quantities that are efficient for the steel producers. The Company purchases steel slabs from Ispat Mexicana, S.A. de C.V. (“Imexa”) in Mexico, Companhia Siderúrgica de Tubarão, Companhia Siderúrgica Paulista, and Companhia Siderúrgica Nacional in Brazil, Siderúrgica del Orinoco, C.A. in Venezuela and Novo Lipetsk Met Kombinat in Russia, as well as from other slab producers around the world. The Company executed an agreement with Imexa to supply 75% of its slab requirements during the five years ending 2004.

Although a large portion of the Company’s requirements of hot- and cold-rolled flat steel is produced internally, the Company purchases hot- and cold-rolled flat steel coils from AHMSA and several foreign suppliers in the spot market. The Company’s U.S. and Central American facilities purchase steel from several foreign suppliers. Prices of hot and cold-rolled sheet steel fluctuate with international prices.

Automotive Batteries and Related Products

General

In December 1998, the Company, Johnson Controls and Varta formalized an agreement to form three joint ventures to manufacture and distribute automotive batteries in the American Continent. The Company and Johnson Controls partnered to form a joint venture in Mexico to serve the Mexican market and to export batteries to the United States, Canada and Central America. The Company and Johnson Controls also became partners in GES America, which is a distribution network that serves medium and small clients in the United States and Canada. The Company, Johnson Controls and Varta partnered to form a joint venture in South America. In October 2002, Johnson Controls acquired Varta’s Automotive Battery Division.

The joint ventures expanded the partners’ global manufacturing, marketing and distribution capabilities to better serve original equipment and aftermarket automotive battery customers. The production capacity of the joint ventures in Latin America is believed to be the largest in the region (based on the Company’s market share analysis in major Latin American countries which shows that only one competitor operates in different regions of Latin America and that the Company exported 11.8 million batteries in 2002 to non-Latin American countries).

The Company believes that it is the largest automotive starting, lighting and ignition (“SLI”) battery producer in Mexico (based on market share analysis performed at the Company’s expense by Velmark, S.A. de C.V. in Mexico; and information published by the Instituto Nacional de Estadística, Geografía e Informática, the Asociación Mexicana de la Industria Automotriz (“AMIA”), the Asociación Nacional de Productores de Autobuses, Camiones y Tractocamiones and the Asociación Mexicana de Instituciones de Seguros, which was used by the Company to estimate the automotive battery market size and the Company’s market share), with an annual production capacity of 22.2 million units and a market share in the Mexican replacement market of approximately 71% in 2002. Approximately 74% of the Company’s automotive batteries for sale in Mexico are sold to the Mexican replacement market, which historically has been subject to substantially less cyclicality than the OEM market. The Company’s automotive battery products include the LTHTM brand, which has been in production since 1928. In Mexico, over 90% of the Company’s battery products are delivered by its fleet, which also collects and transports used batteries for recycling.

The following table sets forth the net sales and operating income of the automotive batteries and related products segment for the periods indicated, as well as the assets of the segment at the end of each period, together with the respective percentages of the Company’s consolidated net sales, total operating income and total assets for, and at the end of, each such period.

Net Sales, Operating Income and Assets of the Automotive Batteries and Related Products Segment

	Year Ended December 31,
	2000		2001		2002
	Amount	%of Consolidated	Amount	%of Consolidated	Amount	% of Consolidated
	(in millions of pesos, except percentages)
Net Sales	Ps 4,232	18.0	Ps 4,173	18.2	Ps 4,278	15.7
Operating Income	594	24.7	695	32.1	745	26.2
Total Assets (at end of period)	4,460	15.0	4,229	14.0	3,886	12.4

Business Strategy

The Company’s objective is to become the leading automotive battery manufacturer in the Americas, by maintaining its leading position in the Mexican market, further penetrating the U.S. market and continuing to pursue an aggressive expansion strategy in Latin America, which will allow the Company to participate in the consolidation taking place in the Mercosur market (composed of Argentina, Brazil, Paraguay and Uruguay) and the Andean region. The key elements of this strategy include:

Continue International Expansion Program

The joint venture with Johnson Controls, established in December 1998, has allowed the Company to expand its presence in North America. The Company believes that Johnson Controls is the leading SLI battery corporation in the North American market (based on information published by Johnson Controls) and has strengthened the position of the joint venture established in Mexico to export to the U.S. market. The Company intends to capitalize on its successful entry into the North American market, where the Company has registered a 40% compound annual growth in terms of sales volume from 1996 through 2002.

The Company believes that the markets in South American countries are very attractive in terms of their size, expected growth of vehicle population, fragmented industry structure, low level of vertical integration and increased growth of vehicle assembly. Through the joint venture established with Johnson Controls in South America, the Company now has a capacity of 5.0 million units per year in Brazil. The Company also seeks to leverage its relationships in the OEM market as well as its relationship with Asian and European manufacturers located in North America.

Emphasize Efficiency and Lower Costs

The Company believes it is currently the lowest-cost producer of automotive batteries in the Mexican market (based on the following factors: the Company’s economies of scale; its level of automation; its lead and polypropylene recycling processes; the fact that it is the only automotive battery producer in Mexico with recycling operations; and the size of its facilities which results in economies of scale). The Company’s battery recycling program, including its recovery of used batteries through its distribution network, provided approximately 47% of the lead and 46% of the plastic requirements used in its manufacturing operations in Mexico in 2002. See “—Products—Raw Materials and Suppliers” below. In addition, the Company has consolidated manufacturing operations in the Mercosur and Andean regions in order to achieve manufacturing economies of scale and increase capacity utilization, which the Company believes will result in lowered fixed costs per unit.

In order to reduce costs and increase productivity, ENERMEX has focused on three continuous improvement initiatives: 6-Sigma, Stake in the Ground (SITG) and Innovation. ENERMEX has personnel who dedicate 100% of their time to the application of statistical methods to reduce process variance (“Black Belts”) as well as employees who spend part of their time applying such methods (“Green Belts”). In 2002, Black Belts were involved in 121 projects and Green

Belts were involved in 56 projects. ENERMEX used SITG, a methodology that guarantees that planned activities are completed and their benefits achieved by predetermined deadlines, in 327 projects and implemented 12,949 ideas that resulted from the process of Innovation, in which union and non-union workers participate by sharing their ideas and suggestions for improvement. The 2002 continuous improvement projects resulted in, among other things, a 17% increase in batteries produced per man-hour, a significant reduction in the cost of production per battery, lower distribution and sales expenses, and a decline in past-due accounts.

Global Customer Accounts

There is a trend among automotive battery buyers to increase the purchasing of batteries through global sourcing. OEMs are joining their total global requirements and asking suppliers to deliver the same product, at the same price, anywhere in the world where they have facilities. In the replacement market, major retailers are beginning to do the same. The joint ventures with Johnson Controls enables the Company to participate in these programs as its partner complements the Company’s manufacturing facilities in the US, Europe and Asia. The Company foresees an increase in global sourcing, which will continue to enhance its competitive advantage against local manufacturers.

Products

Total Sales Volume of Automotive Batteries

	Year Ended December 31,
	2000	2001	2002
	(in thousands of units)
Automotive Batteries
Operations in Mexico
Domestic Market	5,972	5,949	5,944
Exports	7,203	6,238	10,250
Foreign Company Sales	5,661	8,553	5,625

Total	18,836	20,740	21,819

Automotive SLI Batteries

Automotive SLI batteries consist of lead-calcium and lead-antimony alloy plates embedded in a lead-oxide matrix, immersed in a sulfuric acid solution and sealed in a plastic case. The batteries are charged slowly under controlled conditions to establish the chemical properties necessary to permit subsequent discharge and recharging. Variations in electrode design result in batteries that provide optimum performance in a variety of weather and operating conditions.

Battery cases are made of injection-molded plastic components. The Company provides for a significant portion of its own battery case needs, and obtains a significant portion of the raw material from its battery recycling operations. In Mexico, the Company allocates case production among its plants to maximize production efficiency.

The Company sells automotive batteries to independent distributors for the replacement market in Mexico, Brazil, Venezuela, Colombia and Argentina, and exports automotive batteries to several other countries in Central and South America. Exports to the United States are made through Johnson Controls and GES America. The Company sells automotive SLI batteries to OEMs in Mexico, Argentina and Brazil for installation in new cars, trucks, tractors and farm equipment. In addition to the Company’s own brands, the Company manufactures private label batteries for sale in Mexico and the United States.

The Company manufactures and markets complete lines of lead-acid automotive SLI batteries under the LTHTM, CronosTM, Full PowerTM, Hi-Tec 30TM, DienerTM and AmericaTM brand names in the Mexican market.

The Company distributes its batteries in Venezuela under the FulgorTM and Bestia NegraTM brand names and in Puerto Rico under the EverliteTM and LTHTM brand names. The Company’s batteries are distributed in Argentina under the PrestoliteTM,, EverliteTM, VartaTM, SaturniaTM, LTHTM, NationwideTM, CeltikTM, CronosTM, HeliarTM, FulgorTM and DurexTM brand names and in Brazil under the HeliarTM, PowerTM, EnergyTM and DurexTM brand names.

Sales, Marketing and Distribution

Automotive batteries and related products constitute a significant portion of the Company’s net sales. The following table sets forth the domestic and export sales of automotive batteries and related products for the periods indicated.

Total Sales of Automotive Batteries and Related Products by Market

	Year Ended December 31,
	2000	2001	2002
	(in millions of pesos)
Domestic Sales	Ps 2,031	Ps 1,981	Ps 1,832
Export and Foreign Company Sales	2,202	2,192	2,446

Total	Ps 4,233	Ps 4,173	Ps 4,278

Domestic Sales

In 2002, the Company’s domestic sales in the replacement market and the OEM market were 74% and 26%, respectively, based on volume. The replacement market is affected by the age and number of vehicles in service more than by new vehicle production levels and tends to be less cyclical than the OEM market. The principal domestic customers include wholesale distributors, large retailers, mass merchandisers and large fleets. Wholesale distributors sell directly to retail customers, repair shops and institutional customers. Distributors sell to retailers and to institutional customers. Retailers consist primarily of automotive parts stores that carry a broad line of automotive products. The Company operates a truck fleet to deliver products from its distribution centers to its customers. The truck fleet also serves as part of the used battery collection system for its battery recycling operations.

The Company sells to OEMs directly and works closely with its OEM customers, which enables the Company to develop new models to meet varying requirements. OEM battery sales are closely linked to new vehicle sales.

Export and Foreign Company Sales

The Company’s principal export markets for automotive batteries historically have been the United States and Canada. Exports are sold to Johnson Controls, which resells the batteries to major retailers in the United States, and to GES America, which sells to battery specialists, independent auto parts stores, fleet operators and parts distributors.

The Company’s foreign company sales of batteries are made through independent battery wholesalers. In Brazil, four sales branches serve approximately 592 accounts. In Argentina, one sales branch serves approximately 89 accounts. In Puerto Rico, one sales branch serves approximately 265 accounts. In Venezuela, one sales branch serves approximately 30 accounts.

Competition

The replacement and OEM battery markets served by the Company are highly competitive. The principal factors of such competition in the replacement market are price, quality, service, warranty and delivery time. In the OEM market, competition is also based on technology and global sourcing capabilities.

Competitors in Mexico include domestic producers such as Acumuladores Cale de Tlaxcala, S.A. de C.V. and Gonher de Mexico, S.A. de C.V. Imports are made in small quantities and to specific regions from major multinational competitors such as Exide Corporation, Delco-Remy and other regional manufacturers in the United States and Canada. Competitors in South America include Acumuladores Moura S.A., Acumuladores Titan, C.A., Willard/Wao, Champion, S.A., Pradema, MAC de Colombia, Delphi Automotive Systems Brazil, Industria Tudor SP de Baterias, Acumuladores Ajax and Baterias Cral.

The Company believes its automotive batteries have a competitive advantage in Mexico due to the Company’s vertical integration, its distribution network and its brand recognition. An important part of the Company’s vertical integration is its lead recycling capabilities. As a result of lead recycling, the Company believes that its lead costs are lower than current international lead prices. See “—Raw Materials and Suppliers”.

As a result of NAFTA, import duties of 2% were eliminated in 2003, and the Company expects to face marginal increasing competition in Mexico from U.S. producers of automotive batteries. However, the Company believes that entry costs for potential competitors are high because of the need to develop brand recognition and significant distribution capabilities. Accordingly, the Company believes that it can maintain its current domestic market share, in terms of battery sales, by maintaining and improving the quality of service to its distributors and by developing advanced battery technology through its research and development activities and technical assistance provided by Johnson Controls.

Production Facilities

The Company operates four automotive battery manufacturing plants in Mexico, two of which are located in the Monterrey area, one in Torreón and one in Celaya. In October 2002, ENERMEX closed the Enertec Mexico plant in Tlaxcala, because its northern Mexican plants in Monterrey, Escobedo and Torreón are better located for exporting to the United States and its Celaya plant offers closeness as well as the original equipment certifications required by certain ENERMEX customers. ENERMEX’s production capacity was unaffected by the closure of its Tlaxcala plant because the Company’s other plants absorbed that production. The Company also has a battery case manufacturing plant and one used battery recycling plant located in the Monterrey area. The Company’s foreign facilities consists of one automotive battery manufacturing plant, located in Brazil. In Mexico, the Company extensively recycles automotive batteries and operates one recycling facility with an output capacity of approximately 98,305 tonnes of lead and 9,100 tonnes of polypropylene per year. See “Description of Property”. The Company has developed, and converted its recycling facilities to, a proprietary lead recovery and smelting process which enhances lead recovery and produces waste by-products which are classified as non-hazardous materials for purposes of disposal (Green Slag). The process, which was installed by the end of 1997, generated a reduction in recycling costs and improved the quality of recovered lead.

The following table sets forth the installed capacities and percentage utilization for the automotive batteries and related products segment facilities for the periods indicated.

Installed Capacity and Percentage Utilization for Automotive Batteries and Related Products(1)

	2000		2001		2002
	Capacity	%	Capacity	%	Capacity	%
Automotive Batteries	26,000	75	26,700	78	27,200	80
Recycled Lead	74.0	99	83.3	99	98.3	99
Recycled Polypropylene	8.2	97	8.2	97	9.11	98

(1)	Installed capacity in thousands of units per annum except recycled lead and recycled polypropylene, which are in thousands of tonnes per year. Percent utilization equals actual production divided by installed capacity, adjusted for product mix. See “Description of Property” below.

Research and Development

As part of the joint venture, Johnson Controls provides technical assistance and technology to the Company. Access to Johnson Controls’ technology is considered by the Company to be one of its competitive advantages. In Mexico and South America, cost reduction opportunities, both in product and processes, as well as access to future trends in battery manufacturing are giving substantial benefits in quality and profitability.

Capital Expenditures

In prior years, the Company completed several significant capital expenditure projects related to the automotive batteries and related products segment.

Actual capital expenditures are focused on the “Universal Battery” program, which will enable any manufacturing facility in any part of the continent to produce the same batteries. This will give flexibility in programming throughout the region, as well as lower inventory costs. Additionally, the new design will generate savings to the Company in the coming years due to optimized battery designs, increased efficiency of processes, increased quality and thus reducing warranty costs. In 2002, ENERMEX installed new, state-of-the-art production lines at its Celaya and Escobedo plants in Mexico, making its operating capacity more efficient. The Company also invested in a large-scale distribution center in Celaya to supply the entire Mexican market.

Raw Materials and Suppliers

The Company’s principal raw materials for the manufacture of its automotive and industrial batteries are lead, polypropylene, sulfuric acid, calcium and antimony, all of which are generally available in the open market from multiple sources. Lead represented approximately 50% of the raw material cost of the automotive batteries segment for the Company’s plants operating in Mexico and approximately 38% of the total cost of sales for the year ended December 31, 2002. The Company’s battery recycling program, including its recovery of used batteries through its distribution network, currently provides approximately 47% of the lead and 46% of the plastic requirements used in its manufacturing operations in Mexico as of December 31, 2002. In addition to its own used battery recovery, the Company imports used batteries for recycling from the United States.

Steel and Plastic Construction Products

General

The Company’s steel and plastic construction products business evolved out of the Company’s steel processing business as a value-added extension of the Company’s galvanized and pre-painted flat steel product lines. The activities of the segment have expanded over the years to encompass the manufacture and sale of a broad range of steel and plastic fabricated products for use in the construction and other industries. The Company believes that its metal processing and fabrication expertise, product development capabilities and ability to identify and pursue strategic acquisitions have been instrumental in the expansion of its steel and plastic construction products segment. The Company believes that it is one of the largest pre-engineered metal building companies (based on reports of the Metal Building Manufacturers Association), producers of prefabricated steel and foam-insulated panels (based on information available from the Foam Panel Council of the Metal Construction Association and the Company’s internal data) and FRP panels (based on the Company’s general knowledge of the FRP panels market, as well as information gathered from suppliers, clients and competitors) in North America in terms of sales volume. In addition to its Mexican operations, the steel and plastic construction products segment includes operations in the United States, Chile and Spain. The United States historically has been the Company’s principal export market for the steel and plastic construction products.

The following table sets forth the net sales and operating income of the steel and plastic construction products segment for the periods indicated, as well as the assets of the segment at the end of each of such periods, together with the respective percentages of the Company’s consolidated net sales, total operating income and total assets for, and at the end of, each period.

Net Sales, Operating Income and Assets of the Steel and Plastic Construction Products Segment

	Year Ended December 31,
	2000		2001		2002
	Amount	% of Consolidated	Amount	% of Consolidated	Amount	% of Consolidated
	(in millions of pesos, except percentages)
Net Sales	Ps 4,118	17.5	Ps 5,085	22.2	Ps 7,728	28.3
Operating Income	356	14.8	356	16.5	457	16.1
Total Assets (at end of period)	3,250	11.0	5,030	16.7	5,181	16.5

Business Strategy

The Company’s business strategy in the steel and plastic construction products segment is to take advantage of growth opportunities in the construction sector and home improvement markets through the manufacture of a diversified portfolio of fabricated steel and plastic construction products. The principal elements of the Company’s strategy are:

Pursue Additional Opportunities in Manufactured Products

Consistent with its overall strategy of downstream integration to allow the realization of higher margins for its steel products, the Company intends to continue seeking strategic opportunities to produce finished products. The Company draws on its manufacturing and distribution experience to pursue further growth opportunities in new markets that the Company services.

The steel and plastic construction products segment has been built primarily through acquisitions and joint ventures. See “Item 4. Information on the Company—History and Evolution of the Company”. The Company has demonstrated over the years the ability to identify, acquire and assimilate complementary companies. The Company will continue to make acquisitions where it believes its ownership and operations will enhance the value of the acquired companies. In addition, the Company will continue to seek strategic alliances with international partners that can contribute new technologies for products to be manufactured and distributed through the Company’s operations in Mexico or internationally distributed through the partner’s network.

Coordinate Overlapping Markets and Distribution Channels

The Company believes there are growth opportunities provided by overlapping markets in the Company’s markets and distribution channels for certain steel and plastic construction products. The Company strives to take advantage of such opportunities by increasing customer awareness of the range of its products.

Emphasize Customer Service

The Company believes customer service is a crucial element of its growth strategy. As part of its continuing customer service activities, the Company engages in vendor managed inventory activities with some of its customers. The Company has also established “retail link” information systems with several mass merchandisers in the United States to enable the Company to respond more efficiently to its customers’ orders. The Company supports these activities with flexible manufacturing capabilities in order to meet its customers’ varying demands.

Products

The steel and plastic construction products segment is comprised of steel and plastic construction products, consisting of prefabricated steel and foam-insulated panels, FRP panels, galvanized steel products (including culverts, guardrails, electric transmission towers and lighting stands), steel and plastic packaging products, pre-engineered metal buildings and steel building products for roofing, siding and deck.

Prefabricated Steel and Foam-Insulated Panels

Prefabricated steel and foam-insulated panels consist of a closed-cell polystyrene or polyurethane foam glued or injected, as the case may be, between steel sheets. The primary raw material used in the production process for prefabricated steel and foam-insulated panels is pre-painted flat steel, which is supplied by the Company’s steel processing products segment. These panels are used in prefabricated buildings; in certain exterior architectural applications, such as storefronts, roofs, canopies, cornices and telephone and vending booths; in interior architectural applications, such as walls; and in industrial applications such as insulating walls, roofs and doors for cold storage chambers. In Mexico, a significant application of prefabricated steel and foam-insulated panels is roofs of government-built school buildings and rural medical clinics. Insulated panels for certain applications requiring rigid insulation but not involving exterior exposure are manufactured using polyurethane foam glued between tar paper sheets. The Company believes it currently is the largest producer of prefabricated steel and foam-insulated panels in Mexico in terms of sales volume (based on information gathered by the Company from the contracts that it won over its competitors; in addition, BIMSA, an independent research company, placed Multypanel in first place in a brand recognition survey).

FRP Panels

The Company manufactures translucent and opaque FRP panels (out of polyester and acrylic resins, respectively), both flat and corrugated, for the construction industry. The panels are made from mixing resins and catalysts with fiberglass and applying the mixture on a carrier film in a continuous casting process. Applications include roofs, greenhouses, patio sheds and skylights, partitions, wall protection coverings and other applications. As a result of the joint venture with Bayer AG, the Company started to produce double wall polycarbonate sheet in 2001. This product is the equivalent of a high-end FRP panel.

Galvanized Steel Products

The Company manufactures a variety of fabricated galvanized steel products for the construction industry, including culverts, guardrails, electric transmission towers, steel poles, lighting stands, corrugated pipe for water drainage and sewers and galvanized steel fence posts. Such products are made by processing steel into the desired shapes and galvanizing the formed product through a hot-dipped batch process.

Steel and Plastic Packaging Products

The Company manufactures steel packaging products consisting of steel strapping, industrial staples and nails and other similar products used in handling and packaging industrial shipments. The Company also manufactures plastic strapping and distributes plastic industrial packaging products such as adhesive tape and packaging film for other packaging applications. The Company has a joint venture with ITW managed by its Signode Division, which the Company believes is one of the world’s largest manufacturers of steel and plastic strappings (based on information published by ITW).

Pre-engineered metal buildings

Varco Pruden Buildings designs and engineers metal buildings and manufactures a variety of pre-engineered steel framing systems, wall and roof panels and steel building components. Varco Pruden Buildings offers a wide selection of building systems and can meet customer specific needs with various building solutions for the commercial, industrial and warehouse segments. The metal buildings are marketed through a network of more than 1,000 independent authorized builders. Some examples of pre-engineered metal buildings include manufacturing plants, strip malls, fast food concerns, warehouses, schools, temples and hangars.

Steel building products for roofing, siding and deck

ASC Profiles manufactures a line of metal cladding products distributed to the architectural, commercial, industrial and agricultural markets. The product line includes metal decking, architectural roofing, curved or tapered roof systems, residential roof systems, mansards, metal wall panels, fascia and soffit systems, as well as custom fabricated products. ASC Profiles’ product line includes AEP-Span products, which provide the capability of fully engineered metal roof solutions for both new and retrofit construction.

Sales, Marketing and Distribution

The following table sets forth the total sales of steel and plastic construction products for the periods indicated.

Total Sales of Steel and Plastic Construction Products by Market

	Year Ended December 31,
	2000	2001	2002
	(in millions of pesos)
Domestic Sales	Ps 1,583	Ps 1,582	Ps 1,566
Export and Foreign Company Sales	2,535	3,503	6,162

Total	Ps 4,118	Ps 5,085	Ps 7,728

Domestic Sales

In general, distribution of steel and plastic construction products is made through three distribution channels: direct sales, sales to distributors and retail sales. Direct sales to major industrial or institutional customers (including government agencies) are generally shipped from the manufacturing plant. Sales to independent distributors are normally processed through Company-owned distribution centers that also function as branch sales offices.

Export and Foreign Company Sales

The United States historically has been the Company’s principal foreign company sales and export market for steel and plastic construction products. Exports to the United States and Canada consist primarily of FRP panels and, in coordination with ITW, steel and plastic strapping. While the United States continues to be the most important foreign market for the steel and plastic construction products segment in terms of volume, the relative importance of foreign company sales to non-U.S. customers has increased. Exports to Central and South America consist primarily of FRP panels and prefabricated steel and foam-insulated panels, and exports to Europe consist primarily of FRP panels. Foreign company sales include pre-engineered metal buildings, steel building products for roofing, siding and deck, prefabricated steel and foam-insulated panels and FRP panels in the United States, and prefabricated steel and foam panels and steel products for highway construction in Chile.

The Company distributes the products it exports through independent sales representatives who sell to distributors and through the distribution systems established by its strategic partners, such as ITW. Certain large institutional accounts are serviced directly by regional sales managers. The Company distributes its products manufactured by foreign companies through Company and independent sales representatives.

Competition

The principal factors affecting competition in the steel and plastic construction products segment are price, quality, design and engineering capabilities, timely delivery, new product development and overall customer service. The Company faces significant domestic and foreign competition within the steel and plastic construction products segment.

The Company’s principal Mexican competitors in the manufacture of prefabricated steel and foam-insulated panels are Galvamet, S.A. de C.V., Fanosa de Baja California, S.A. de C.V. and Alumashield Industries Inc. The Company’s principal competitors in the United States in the insulated metal panels market are Alumashield Industries Inc., Coldmatic and Galvamet, S.A. de C.V.

The Company’s principal competitors in the manufacture of FRP panels are Láminas Económicas Transparentes, S.A. de C.V. and Fibraluz, S.A. de C.V. in Mexico and Kemlite Co. in the United States.

The Company’s principal competitors in the steel building products for roofing, siding and deck business in the United States are VICWEST, Metal Sales Manufacturing Corporation, NCI Building Systems, Inc. through MBCI and Verco Manufacturing, Inc.

The Company’s principal competitors in the pre-engineered metal buildings business in the United States are Butler Manufacturing Company, NCI Building Systems, Inc., American Buildings Company and Star Building Systems.

Production Facilities

The Company emphasizes quality and has achieved significant productivity gains by implementing quality control programs and improved manufacturing procedures at most of its manufacturing facilities. See “Description of Property”.

The following table sets forth the installed capacities and percentage utilization for the steel and plastic construction products segment facilities for the periods indicated.

Installed Capacity and Percentage Utilization

for Principal Steel and Plastic Construction Products (1)

	2000		2001		2002
	Capacity	%	Capacity	%	Capacity	%
Steel and Plastic Construction Products:
Steel Processing (2)	304,000	32	559,000	49	559,000	51
Prefabricated Steel and Foam Insulated Panels (3)	6,599	54	6,599	54	6,549	55
FRP Panels (3)	18,250	68	22,770	69	29,900	70
Galvanized steel products (2)	87,919	58	87,919	55	87,919	68
Steel packaging products (2)	32,064	71	32,064	61	37,052	64
Plastic packaging products (2)	1,128	85	1,128	86	1,128	84
Steel Poles (4)	1,400	14	1,400	65	2,200	63

(1)	Percentage utilization equals actual production divided by installed capacity adjusted for product mix.
(2)	Installed capacity in tonnes per annum.
(3)	Installed capacity in thousands of square meters per annum.
(4)	Installed capacity in units per annum.

Research and Development

The Company maintains a highly qualified engineering staff. The Company’s engineering staff is engaged in ongoing product development efforts that often involve working closely with the Company’s customers. The Company complements its research and development capability through the acquisition of technology or strategic alliances, such as those with ITW, Bayer and Valmont Industries, which provide the Company with modern technology to produce new or improved products.

Varco Pruden Buildings utilizes one of the most advanced computer technologies in the construction industry. VP Command is a proprietary design, engineering, estimating and ordering software utilized by VP Building authorized builders. Working together with architects and engineers, VP Command reduces both estimating and design time and accurately details building structures. Efficiency and accuracy in building design, processing, manufacturing and construction saves time and money. Some other features VP Command offers are enhanced project control; 3-D imaging; virtual tours; architectural rendering bundled software allowing customers the opportunity to view the building geometry, loading conditions and product offerings; accurate project pricing; anchor bolt layouts and reactions; preliminary designs and erection drawings; and what-if scenario capability to compare alternative designs. Varco Pruden Buildings believes that VP Command offers a competitive advantage in the industry in which it participates.

Capital Expenditures

In the steel and plastic construction products segment, the Company plans to undertake several capital expenditure projects intended to modernize facilities, reduce costs, improve production quality and increase capacity. In 2002, IMSATEC began building a new plant in Spain that will produce both acrylic and opaque panel products to complement the line it already markets in the region. Varco Pruden Buildings invested in improving the internal logistics of its production facilities and to increase the efficiency of its painting lines. ASC Profiles adapted a number of its service centers to produce new roofing products that are easier to install and that have new technical specifications, as well as to reduce costs and response times to customer needs. Imsa Signode continued its construction of a new strapping plant in the Monterrey area.

Raw Materials and Suppliers

In the steel and plastic construction products segment, raw materials of hot-rolled, cold-rolled, galvanized and pre-painted flat steel products are manufactured by the Company’s steel processing products segment and by third parties. Additional important raw materials purchased by the Company include chemicals for making the insulating plastic foam for the manufacture of prefabricated steel and foam-insulated panels and polyester and acrylic resins and fiberglass tape for the manufacture of FRP panels. These raw materials are generally available from a variety of sources.

Aluminum and Other Related Products

General

The Company believes that it is currently the largest producer of fabricated aluminum products in Mexico (based on the Company’s general knowledge of the aluminum industry, as well as information gathered from suppliers, clients and competitors) and one of the largest producers of ladders in terms of sales volume in North America (based on information from the National Home Centers News Top 500 Annual Report, the RICHMARK Group, Inc. and customers of the Company). In addition to its Mexican operations, the aluminum and other related products segment includes operations in the United States. The United States historically has been the Company’s principal export market for aluminum and other related products. In 1998, the Company acquired Alcomex, a manufacturer of industrial aluminum extrusions in Mexico. Also, in 1998, the Company and Emerson Electric, Co. merged their ladder businesses, setting up a new company called Louisville Ladder Group. The operation includes Escaleras and Davidson Ladders, subsidiaries of IMSALUM, and Louisville Ladder Company, a subsidiary of Emerson Electric, Co. During 2002, IMSALUM closed its Louisville, Kentucky ladder plant and adapted its production equipment in the Monterrey plant in Mexico to manufacture aluminum and fiberglass ladders. By concentrating such production in Mexico, IMSALUM increased its productivity and lowered production costs.

The following table sets forth the net sales and operating income of the aluminum and other related products segment for the periods indicated, as well as the assets of the segment at the end of each of such periods, together with the respective percentages of the Company’s consolidated net sales, total operating income and total assets for, and at the end of, each of such periods.

Net Sales, Operating Income and Assets of the Aluminum and Other Related Products Segment

	Year Ended December 31,
	2000		2001		2002
	Amount	% of Consolidated	Amount	% of Consolidated	Amount	% of Consolidated
	(in millions of pesos, except percentages)
Net Sales	Ps 3,265	13.9	Ps 3,037	13.3	Ps 2,837	10.4
Operating Income	214	8.9	135	6.2	156	5.5
Total Assets (at end of period)	2,765	9.3	2,608	8.6	2,576	8.2

Business Strategy

The Company’s business strategy in the aluminum and other related products segment is to take advantage of growth opportunities in the aluminum market through the manufacture of a diversified portfolio of fabricated aluminum products. The principal elements of the Company’s strategy are:

Pursue Additional Opportunities in Manufactured Products

Consistent with its overall strategy of downstream integration to allow the realization of higher margins for its aluminum products, the Company intends to continue seeking strategic opportunities to produce finished products. The Company draws on its manufacturing and distribution experience to pursue further growth opportunities in new products that the Company services.

The Company has demonstrated over the years the ability to identify, acquire and assimilate complementary companies. The Company will continue to make acquisitions where it believes its ownership and operations will enhance the value of the acquired companies. In addition, the Company will continue to seek strategic alliances in Mexico and in other countries with international partners who can contribute new technologies for products to be distributed through the Company’s distribution network in Mexico or internationally distributed through the partner’s distribution network.

Coordinate Overlapping Markets and Distribution Channels

The Company believes there are growth opportunities provided by overlapping markets in the Company’s markets and distribution channels for certain aluminum-related products. The Company strives to take advantage of such opportunities by increasing customer awareness of the range of its products.

Emphasize Customer Service

The Company believes customer service is a crucial element of its growth strategy. The Company has established “retail link” information systems with several mass merchandisers in the United States to enable the Company to respond more efficiently to its customers’ orders. The Company supports these activities with flexible manufacturing capabilities in order to meet its customers’ varying demands.

Productivity Program

The Company has invested significantly in technologically advanced continuous manufacturing processes in order to meet high quality specifications and to achieve incremental cost efficiencies. The Company is committed to sustaining operational excellence and to meeting customer expectations with regard to product performance. As part of this commitment, the Company has finished modernizing its extrusion presses in order to significantly improve their productivity. In addition, the Company has implemented a 6-Sigma program to reduce costs and expenses.

Products

The aluminum and other related products segment is mainly composed of fabricated aluminum products, consisting of aluminum extrusions, aluminum, fiberglass, steel and wood ladders, aluminum and PVC windows and sliding doors.

The table below sets forth the total sales volume of fabricated aluminum products for the periods indicated.

Total Sales Volume of Fabricated Aluminum Products

	Year Ended December 31,
	2000	2001	2002
	(in tonnes)
Total	46,495	47,323	47,680

Aluminum Extrusions

The Company believes it is the largest aluminum extrusion producer in Mexico in terms of sales volume (based on the Company’s general knowledge of the aluminum industry, as well as information gathered from suppliers, clients and competitors). Aluminum extrusions consist of aluminum profiles obtained by extruding heated aluminum billet in an extrusion press. The Company sells a portion of its aluminum extrusions and further processes the remainder to produce ladders, windows and sliding doors. Aluminum extrusions are sold to a wide array of industries and used in a variety of applications, including construction applications such as windows, doors, curtain walls and other architectural end products, and in the manufacture of aluminum industrial and construction products such as ladders (which are manufactured by the Company), automotive windows and appliance parts. As of December 2002, the Company had an aluminum extrusion capacity of approximately 70 thousand tonnes per year, of which over 33% was further manufactured into finished products. Most of the Company’s aluminum extrusion products comply with the specifications of the American Society for Testing and Materials.

Ladders

The Company manufactures an extensive line of aluminum, fiberglass, steel and wood ladders for industrial and retail markets. Aluminum ladders, made from extrusions produced by the Company, and fiberglass, steel and wood ladders are manufactured in industrial, commercial and household grades. The Company also manufactures folding wood attic stairways. The Company’s aluminum, steel and fiberglass ladders comply with the specifications of the Canadian

Standards Association and the requirements of the U.S. Occupational Safety and Health Administration, where appropriate, and the American National Standards Institute. Some of the Company’s aluminum and fiberglass ladders meet the specifications of the European Standard (EN 131-1), approved by the European Committee for Standardization.

Windows and Doors

The Company manufactures prefabricated aluminum and PVC windows and sliding doors. Aluminum windows, made from extrusions produced by the Company, are manufactured in a variety of grades, ranging from simple mill finish windows for the low income housing market to anodized or painted windows for the high-end residential and commercial construction markets in Mexico and the United States. Aluminum sliding doors, also made from extrusions manufactured by the Company, are manufactured in a variety of grades. Certain lines of the Company’s windows comply with the specifications of the American Architectural Manufacturers Association.

Sales, Marketing and Distribution

The following table sets forth the total sales of aluminum and other related products for the periods indicated.

Total Sales of Aluminum and Other Related Products by Market

	Year Ended December 31,
	2000	2001	2002
	(in millions of pesos)
Domestic Sales	Ps 1,489	Ps 1,436	Ps 1,341
Export and Foreign Company Sales	1,776	1,601	1,496

Total	Ps 3,265	Ps 3,037	Ps 2,837

Domestic Sales

In general, distribution of aluminum and other related products is made through three distribution channels: direct sales, sales to distributors and retail sales. Direct sales to major industrial or institutional customers (including government agencies) and to independent distributors are generally shipped from the manufacturing plant.

Aluminum extrusions are sold to wholesalers, retailers and industrial customers, including specialty construction contractors such as installers of windows and curtain walls. They are also used for the manufacture of the Company’s other products. The Company makes retail sales of certain aluminum products, principally extrusions, through the Company’s Tiendas Alutodo stores. Tiendas Alutodo is a chain of 24 full-line aluminum product retail outlets serving aluminum installers in Mexico.

Export and Foreign Company Sales

The United States historically has been the Company’s principal export market for aluminum and other related products. Exports to the United States and Canada consist of ladders, aluminum extrusions and aluminum windows. While the United States continues to be the most important export market for the aluminum and other related products segment in terms of volume, the relative importance of export sales to non-U.S. customers has increased. Exports to the Caribbean, Central America and South America consist primarily of ladders and extrusions. Foreign company sales include ladders in the United States.

The Company distributes the products it exports through independent sales representatives who sell to distributors. Certain large institutional accounts are serviced directly by regional sales managers. The Company distributes its products manufactured by foreign companies through Company and independent sales representatives. Ladders exported by the Company or manufactured outside Mexico are also distributed through Company and independent sales representatives. A significant portion of the Company’s ladders and windows are sold in the United States to home improvement centers and mass merchandisers such as department stores. The Company’s windows are sold in the United States to independent sales representatives.

Competition

The principal factors affecting competition in the aluminum and other related products industry are price, quality, design and engineering capabilities, timely delivery, new product development and overall customer service. The

Company faces significant domestic and foreign competition within the aluminum and other related products segment. The Company’s main Mexican competitors in aluminum extrusions are Indalum, S.A. de C.V. and Productos Nacobre, S.A. de C.V. The Company believes it enjoys a competitive advantage over its Mexican competitors due to its vertical integration, design and engineering capabilities, proprietary technology, broad product line and excellent customer service. Some of the Company’s competitors outside of Mexico are large companies that may have greater financial resources than the Company.

The aluminum extrusions industry in the United States is highly fragmented and highly competitive, with a large number of aluminum extruders operating one or two presses and a small number of large integrated extruders. Competition in the United States market is based primarily on quality, price and overall customer service. In addition, competition is generally conducted on a regional basis due in part to the large number of extruders and to transportation costs. The Company believes it enjoys a cost advantage over its U.S. competitors due to its vertical integration and its lower labor costs.

The Mexican and U.S. ladder markets are highly competitive and concentrated. Competitors in the manufacture of ladders include Escalumex, S.A. de C.V., Almexa, S.A. de C.V. and Specialum, S.A. de C.V. in Mexico and Werner Ladder Co., Green Bull Ladder and imports in the United States. In October 1998, the Company merged its ladder business with Louisville Ladder Co. of the United States. The two companies have highly complementary product lines: the Company had focused mainly on the residential and commercial ladder markets, while Louisville Ladder Co. had a strong presence in the industrial ladder market.

Production Facilities

The Company emphasizes quality and has achieved significant productivity gains by implementing 6-Sigma programs and improved manufacturing procedures at most of its manufacturing facilities. See “Description of Property” below.

The following table sets forth the installed capacities and percentage utilization for the aluminum and other related products segment facilities for the periods indicated.

Installed Capacity and Percentage Utilization

For Principal Aluminum and Other Related Products (1)

	2000		2001		2002
	Capacity	%	Capacity	%	Capacity	%
Aluminum Products (2)	59.9	70.0	70.0	81.0	70.0	80.0

(1)	Percentage utilization equals actual production divided by installed capacity adjusted for product mix.
(2)	Installed capacity in thousands of tonnes per annum.

Research and Development

The Company’s engineering staff is engaged in an ongoing product development effort that often involves working closely with the Company’s customers, particularly in the development of specialized applications for aluminum extrusions.

Capital Expenditures

In the aluminum and other related products segment, the Company plans to undertake several capital expenditure projects intended to modernize facilities, reduce costs, improve production quality and increase capacity.

During 2002, IMSALUM concluded the process of modernizing the presses at its profiles plant in Monterrey, contributing to cost reduction, quality and productivity improvement, and the reduction of waste. Also, the ladder production of the Louisville, Kentucky plant was transferred to the Monterrey plant. Additionally, this business opened a new ladder distribution center in Monterrey at the end of 2002.

Raw Materials and Suppliers

The principal raw materials for aluminum extrusions are aluminum billet and aluminum scrap. The Company purchases aluminum billet from international traders at international market prices and aluminum scrap from scrap brokers. Aluminum represents approximately 32% of the cost of sales of fabricated aluminum products. Most of the finished aluminum products manufactured by the Company use internally produced aluminum extrusions.

The Company

6-Sigma

As of the beginning of 2003, the Company had 685 employees trained in 6-Sigma methodology, of whom 85 were Black Belts, who dedicate all of their time to major projects, 240 were Green Belts, who spend part of their time in minor projects, and 360 were executives trained to give support and ensure the success of the projects. The Company intends to train another 65 Black Belts and 250 Green Belts during 2003. The Company was carrying out 255 major projects and 240 minor projects, of which 60% are operational and 40% transactional. The implementation of 6-Sigma has already resulted in significant savings and further benefits will be obtained when current projects are completed.

Information Systems

The Company believes it uses advanced process control technology and information systems and that the utilization of such systems contributes significantly to productivity and product quality and results in competitive advantages. Several of the Company’s manufacturing activities include quality control through process control sensors. In certain critical manufacturing segments, advanced technology features include automated process control, which consists of feedback loops that provide real-time data exchange comparing the data acquired by process control sensors with the specified parameters and automatically performing any required process adjustments.

Most subsidiaries of the Company maintain integrated information systems for purchasing, inventory management, customer order and production status, billing and accounting. Such systems streamline the processing of customer orders and enable the Company to support its customer service functions, including inventory management, a fundamental element of the Company’s effort to reduce operating costs. In addition, the Company believes such systems are critical to accounting controls and financial management. The Company believes its management information systems reduce administrative costs and facilitate timely operational decision making. See “Item 5. Operating and Financial Review and Prospects—General”.

Environmental Matters

The Company’s operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment, including regulations concerning water pollution, air pollution, noise pollution and hazardous substance discharge. The principal legislation is the Federal General Law of Ecological Balance and Environmental Protection (the “Ecological Law”). The Procuraduría Federal de Protección al Ambiente (Federal Bureau of Environmental Protection or “PROFEPA”) monitors compliance with and enforces the Mexican environmental laws. Under the Ecological Law, rules have been promulgated concerning, among other matters, water pollution, air pollution, noise pollution, environmental impact and hazardous substances. PROFEPA can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close noncomplying facilities, revoke environmental licenses required to operate such facilities and impose sanctions and fines.

The current Mexican administration has stressed environmental protection. The Company believes that all of its plants, installations and properties are operating in substantial compliance with all environmental laws and regulations in Mexico and the other countries in which it operates. The Company does not currently anticipate any material impact on its earnings or competitive position as a result of such compliance. There are no administrative or judicial proceedings pending or known by the Company to be contemplated under environmental regulations or other provisions concerning the environment which would have a material impact on the business or financial condition of the Company individually or on any of its subsidiaries.

The Company supports environmental conservation through its contributions to the funding for the construction and operation of public use facilities at a national park in the Monterrey area and the sponsorship of events to foster environmental awareness among Company employees.

Patents and Trademarks

The Company owns or has obtained licenses to use various domestic and foreign patents, patent applications and trademarks related to its products, processes and business. These patents will expire at various times over the next

20 years. While patents, patent applications and trademarks are important to the Company’s competitive position, no single one is material to the Company as a whole.

The Company owns various trademarks, some of the most important being IMSATM, ZintroTM, PintroTM, True ZincTM, Painted True ZincTM, LTHTM, AméricaTM, DienerTM, MultypanelTM, Metl Span TM, CuprumTM, DavidsonTM, LouisvilleTM, PolylitTM, AcrylitTM, CronosTM, EleganzaTM, FormetTM, Varco Pruden BuildingsTM, ASC PacificTM, GlasteelTM, Full PowerTM, VartaTM and PrestoliteTM, some of which are registered in Mexico and all of which are registered in all countries in which the corresponding product is marketed.

Insurance

The Company maintains insurance policies covering, among other things, fires, product liability, civil responsibility, goods while en route (by ground, air or sea), burglary and, with respect to its principal subsidiaries, business interruption, subject to a $150 million limit per occurrence. In addition, the Company maintains a fleet policy insurance covering all of the Company’s vehicles. The Company believes that its insurance coverage is adequate in scope and amount for the business conducted by the Company.

Description of Property

The Company’s headquarters are located in leased offices at Avenida Batallón de San Patricio No. 111, Piso 26, Fracc. Valle Oriente, San Pedro, Garza García, N.L. 66269 Mexico, and the Company’s telephone number is (5281) 8153-8300.

The Company has a total of 55 plants located in 6 countries across the Americas and Europe (24 in Mexico and 31 abroad). The following chart presents a breakdown of the Company’s plants in Mexico as of December 31, 2002 with their respective locations:

Subsidiary	Number of Plants	Location of Plant	Owned or Leased
Steel Processing Products
Imsa-Mex	3	San Nicolás de los Garza, Mexico Monclova, Mexico Monterrey, Mexico	Owned Owned Owned

Automotive Batteries and Related Products
Enertec Mexico	5	Monterrey, Mexico Escobedo, Mexico Ciénega de Flores, Mexico Torreón, Mexico Celaya, Mexico	Owned Owned Owned Owned Owned

Steel and Plastic Construction Products
Forjas Metálicas	2	Ecatepec, Mexico San Nicolás de los Garza, Mexico	Owned Owned
Multypanel	1	Ciénega de Flores, Mexico	Owned
Valmont-Formet	1	Ciénega de Flores, Mexico	Owned
Stabilit	2	García, Mexico Tlalnepantla, Mexico	Owned Owned

IMSA ITW	4	Ciénega de Flores, Mexico (2 plants) Guadalupe, Mexico San Nicolás de los Garza, Mexico	Owned Owned Leased
IMSA Varco Pruden	1	Ciénega de Flores, Mexico	Owned

Aluminum and Other Related Products
Cuprum	5	San Nicolás de los Garza, Mexico (3 plants) San Pedro Garza García, Mexico Tlalnepantla, Mexico	2 Owned 1 Leased Owned Owned

Subsidiary	Number of Plants	Location of Plant	Owned or Leased

Total	24

The following chart presents a breakdown of the Company’s plants located outside of Mexico as of December 31, 2002, with their respective locations.

Subsidiary	Number of Plants	Location of Plant(s)	Owned or Leased
Steel Processing Products
Industria Galvanizadora	1	Guatemala City, Guatemala	Owned
Steelscape, Inc.	3	California, USA (2 plants) Washington, USA	Owned Owned

Automotive Batteries and Related Products
Enertec Brazil	1	Sorocaba, Brazil	Owned

Steel and Plastic Construction Products
Stabilit America Inc	2	Tennessee, U.S.A. Pennsylvania, U.S.A.	Leased Leased
Stabilit Europa	1	Barcelona, Spain	Leased
Metl Span	3	Texas, U.S.A. (2 plants) Virginia, U.S.A.	Leased Owned
Varco Pruden Buildings	8	Alabama, U.S.A. Arkansas, U.S.A. California, U.S.A. Missouri, U.S.A. North Carolina, U.S.A. Ohio, U.S.A. Pennsylvania, U.S.A. Wisconsin, U.S.A.	Owned Owned Owned Owned Owned Owned Owned Owned
ASC Profiles (formerly IBP)	8	Alaska, U.S.A. California, U.S.A. (2 plants) Oregon, U.S.A. Texas, U.S.A. Utah, U.S.A. Washington, U.S.A. (2 plants)	Leased Owned Owned Leased Owned Owned Leased
Grupo Imsa Chile	3	Santiago, Chile (2 plants) Talcahuano, Chile	Owned Owned

Aluminum and Other Related Products
Louisville Ladder Group	1	Tennessee, U.S.A.	Leased

Total	31

The Company also owns and leases a number of other properties which are used as warehouses, distribution sites, processing facilities, office space or sites for facilities to be opened in the future. The Company believes that its facilities are suitable and adequate for the business conducted therein.

The Company’s productive capacity and extent of utilization of: (i) Steel Processing Products; (ii) Automotive Batteries and Related Products; (iii) Principal Aluminum and Other Related Products; and (iv) Principal Steel and Plastic Construction Products, may be found in the corresponding tables above.

Item 5     Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes thereto included elsewhere in this annual report. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP, in particular by requiring Mexican companies to recognize certain effects of inflation. Note 17 of the Notes to Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of the Company’s net income and stockholders’ equity.

The Mexican Institute of Public Accountants (“MIPC”) has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, Bulletin B-12, “Statement of Changes in Financial Position”, and Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Subsidiaries” (See Notes 2.b and 3.a to the Consolidated Financial Statements) which outline the inflation accounting methodology that is mandatory for all Mexican companies reporting under Mexican GAAP. The Third Amendment to Bulletin B-10, which has been effective since January 1, 1990, requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet presented. The presentation of financial information in constant pesos is intended to recognize certain effects of inflation on the financial statements and to permit comparisons between comparable periods in comparable monetary units. Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this annual report have been restated in constant pesos with purchasing power as of December 31, 2002. References in this annual report to “constant” amounts are to inflation-adjusted numbers and to “nominal” amounts are to unadjusted numbers. Unless otherwise specified, all growth rates in the following discussion are stated in constant terms. Bulletin B-10 also requires that the Company restate non-monetary assets to current replacement cost in the case of inventories. Effective January 1, 1997, in accordance with the Fifth Amendment to Bulletin B-10 issued by the MIPC, property, plant and equipment are stated at the lower of use value or indexed value; with respect to fixed assets of Mexican origin, indexed value is measured by the NCPI, whereas equipment of foreign origin is restated by means of indices of the country of origin and translated at the exchange rate at the date of restatement. The NCPI and indices of the countries of the Company’s foreign subsidiaries are being applied to restate other non-monetary assets, non-monetary liabilities and the components of stockholders’ equity.

General

Growth Through Investments and Acquisitions

The Company has grown through a series of strategic acquisitions, joint ventures and other strategic initiatives (including capital expenditures) aimed at expanding and diversifying the Company’s products and markets.

In 1998, the Company increased its production capacity of cold-rolled flat steel from 1,025,000 tonnes per year to 1,210,000 tonnes per year and that of pickled and oiled steel from 1,020,000 tonnes per year to 1,440,000 tonnes per year. During 1999, IMSA ACERO acquired 100% of the assets of AHMSA’s galvanizing and painting plants in Monclova, Mexico. This transaction gave IMSA ACERO 220,000 tonnes per year of additional installed capacity to produce galvanized steel sheet and 65,000 tonnes per year of additional pre-painted steel sheet installed capacity. In 2000, the Company added 500,000 tonnes capacity of pickled hot-rolled steel, 400,000 tonnes capacity of cold-rolled steel, 400,000 tonnes capacity of galvanized steel and Galvalume, and 190,000 tonnes capacity of pre-painted steel with the acquisition of Steelscape and IBP from The Broken Hill Proprietary Company Ltd. In 2002, IMSA ACERO acquired certain assets of Pinole Point Steel from Material Sciences Corporation. These transactions gave IMSA ACERO 270,000 tonnes per year of additional galvanized steel capacity and 160,000 tonnes per year of additional pre-painted steel capacity. IMSA ACERO concentrated the plant’s production capacity in pre-painted steel.

In December 1998, the Company, Johnson Controls and Varta formalized their agreement to form new joint ventures to manufacture and distribute automotive batteries in Mexico and South America. The Company and Johnson Controls partnered to form a joint venture in Mexico to serve the Mexican market and to export batteries to the United States and other countries. Also, these two companies became partners in GES America, which is a distribution network that serves medium and small clients in the United States and Canada. The Company, Johnson Controls and Varta partnered to form a joint venture in South America. The joint ventures expanded the partners’ global manufacturing, marketing and distribution capabilities to better serve original equipment and aftermarket automotive battery customers. The Company believes the production capacity of the joint ventures in Latin America is the largest in the region (based on the Company’s market share analysis in major Latin American countries which shows that only one competitor operates in different regions of Latin America). In October 2002, Johnson Controls acquired Varta’s Automotive Battery Division.

In September 2001, the Company acquired the assets of Varco Pruden Buildings from The LTV Corporation. Beginning in October 2001, the Company consolidated Varco Pruden Buildings’ results into its steel and plastic construction products segment. The Company believes that Varco Pruden Buildings is the second-largest company in North America in the pre-engineered metal buildings market. Headquartered in Memphis, Tennessee, it has eight plants in the United States and Mexico that produce metal buildings and their components; and a joint venture in Brazil. Varco

Pruden Buildings provides integral solutions for the construction of large buildings such as manufacturing plants, warehouses, commercial facilities, offices, schools and churches. In July 2002, IMSATEC, through Empresas Stabilit, acquired Lightfield, Europe’s second-largest FRP panel company.

In April 1998, IMSALUM acquired 100% of the shares of Alcomex, a producer of industrial aluminum profiles. This acquisition complemented IMSALUM’s operations, given Cuprum’s focus in the architectonic market. The Company and Emerson Electric, Co. merged their ladder businesses, setting up a new company called Louisville Ladder Group. The operation included Escaleras and Davidson Ladders, subsidiaries of IMSALUM, and Louisville Ladder Co., a subsidiary of Emerson Electric, Co.

The Company has invested significantly in its operations to position itself for future growth and profitability and believes that the financial impact of these investments has yet to be fully reflected in the Company’s results of operations.

Level of Export Sales

In 2000, 2001 and 2002, export sales accounted for 43.1%, 46.4% and 53.9% of total net sales of the Company, respectively. The increases in 2001 and 2002 resulted mainly from the acquisition of Varco Pruden Buildings in the U.S. See “—Growth Through Investments and Acquisitions”.

For purposes of this annual report, “domestic sales” refers to sales of products sold in Mexico. Exports include sales of products exported from Mexico and sales of products manufactured and sold by the Company’s consolidated foreign subsidiaries, respectively, regardless of where such products are sold.

Vertical Integration

The principal raw materials used by the Company are commodity items such as steel slab, hot- and cold-rolled flat steel coil and, to a lesser extent, lead and aluminum. During 2000, 2001 and 2002, these raw materials represented 42%, 42% and 45%, respectively, of the Company’s cost of sales. To reduce its cost of these raw materials and to insulate the Company from fluctuations in the cost of hot- and cold-rolled flat steel coil and lead, the Company has followed a strategy of becoming more vertically integrated. The Company has achieved upstream integration in its steel processing products segment through the acquisition of a hot strip mill and additional cold-rolling capacity. The Company has achieved such integration in its automotive batteries and related products segment through the expansion of its lead recycling capacity and in its aluminum and other related products segment through additional aluminum casting capacity. Over time, the Company has broadened its range of downstream, vertically integrated products in each of its steel processing products, aluminum and other related products and steel and plastic construction products segments.

The Company is a vertically integrated steel processor and, therefore, management believes its gross margin is not as sensitive as that of a primary steel producer to the cyclicality of prices of raw materials and to variations in the realized sales prices of products. The net sales of the Company’s steel processing products are greatly impacted by the net tonnes shipped, prices of its products, mix of products and mix of its markets (domestic or export and commercial or industrial).

Seasonality

In the automotive batteries and related products segment, the Company has historically experienced seasonality in its sales, with stronger sales during the winter months of November through January and reduced sales during the summer months. The quarterly results of operations for the automotive batteries and related product segments may fluctuate as a result of such seasonality. Steelscape, Varco Pruden Buildings and ASC Profiles experience seasonality, with stronger sales in the summer and spring and reduced sales in the autumn and winter. The products of these subsidiaries are directed to the construction industry, which slows down during cold weather. The Company’s other products do not experience significant seasonal fluctuations.

Recent Developments

In May 2003, the Company placed an issue of certificados bursatiles (peso bond) for Ps 547 million. This placement is part of a bond program that was set up in May of 2002 with the Comisión Nacional Banaria y de Valores (Mexican National Banking and Securities Commission). The peso bond bears a fixed interest rate of 9.3% and is payable in one installment when it matures in six years. Standard & Poor’s and Fitch Mexico gave a credit rating of AA to this bond issue. Since the Company’s revenues are closely tied to the US dollar, the Company used a swap to convert the issue to

$52.6 million bearing interest at a rate of 106 basis points over six-month LIBOR. The resources obtained from this issue were mainly used to pay debt.

In June 2003, the Company obtained a multi-currency syndicated loan for Ps 960 million and $ 70 million, with an 18-month grace period and 5-year maturity. The Company plans to use a swap to convert the Ps 960 million loan to US-dollar debt. The proceeds will be used to prepay and refinance debt.

Results of Operations

Consolidated Results

The following table sets forth certain financial data from the Company’s consolidated statements of operations expressed as a percentage of net sales.

	Year Ended December 31,
	2000	2001	2002
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	78.0	77.6	77.8
Gross Margin	22.0	22.4	22.2
Selling, General and Administrative Expenses	11.8	12.9	11.8
Operating Income	10.2	9.4	10.4

2002 Compared to 2001

Net sales increased 19.2% to Ps 27,287 million in 2002 compared to Ps 22,884 million in 2001. This growth was primarily a result of increased sales volumes in the Company’s main business segments, higher prices for its steel products, and the consolidation of Varco Pruden Buildings during the full year in 2002. The Company’s gross margin decreased marginally to 22.2% in 2002 compared to 22.4% in 2001 due to the consolidation of the results of Varco Pruden Buildings, a company that generally operates with a lower margin than the average of other Company businesses. Selling, general and administrative expenses decreased as a percentage of net sales to 11.8% in 2002 compared to 12.9% in 2001. Operating margin in 2002 was 10.4% compared to 9.4% in 2001. In 2002, the integral financing cost was Ps 1,048 million compared to a cost of Ps 4 million in 2001. See “—Integral Financing Cost (Income)” below. Primarily as a result of a higher integral financing cost in 2002, the net income of majority interest in 2002 decreased 14.3% to Ps 1,377 million compared to Ps 1,606 million in 2001.

2001 Compared to 2000

Net sales decreased 2.7% to Ps 22,884 million in 2001 compared to Ps 23,523 million in 2000. This decrease was primarily a result of lower revenues for IMSA ACERO and IMSALUM. The Company’s gross margin increased to 22.4% in 2001 compared to 22.0% in 2000. The increase was primarily a result of lower raw material costs, as well as gains in productivity. Selling, general and administrative expenses increased as a percentage of net sales to 12.9% in 2001 compared to 11.8% in 2000. Operating margin in 2001 was 9.4% compared to 10.2% in 2000. In 2001, the integral financing cost was Ps 4 million compared to a cost of Ps 424 million in 2000. See “—Integral Financing Cost (Income)” below. Primarily as a result of a lower integral financing cost in 2001, the net income of majority interest in 2001 increased 5.9% to Ps 1,606 million compared to Ps 1,515 million in 2000.

Steel Processing Products Results

The following table sets forth selected operating data for the steel processing products segment for the periods presented.

	Year Ended December 31,
	2000	2001	2002
	(in millions of pesos, except percentages)
Net Sales	Ps11,898	Ps10,588	Ps12,444
Cost of Sales	9,527	8,437	9,822
Gross Profit	2,371	2,151	2,622
Gross Margin	19.9%	20.3%	21.1%
Selling, General and Administrative Expenses	936	992	972
Operating Income	1,435	1,159	1,650
Operating Margin	12.1%	10.9%	13.3%

2002 Compared to 2001

IMSA ACERO’s 2002 revenues increased by 17.5% to Ps 12,444 million compared to Ps 10,588 million in 2001. IMSA ACERO’s sales volume rose 13.8%, to 2,047,000 tonnes in 2002. Domestic shipments grew 9.9%, while foreign sales volume increased 24.0%. The company continued to successfully penetrate sectors such as the automotive and maquila (inbond manufacturing) industries during 2001. During 2002, the international steel market underwent important structural changes as a consequence of the corrective measures that the United States implemented in March 2002, as a result of an investigation carried out by the International Trade Commission under Section 201 of the U.S. Trade Act. Mexico, as a member of the North American Free Trade Agreement, was excluded from any restrictions. A more orderly market for the steel industry in general, and especially in North America, resulted in an upswing in prices and in the IMSA ACERO companies’ sales volumes. During 2002, IMSA ACERO continued to grow successfully in sectors such as the automotive and maquila industries in Mexico. Additionally, certain sectors, such as electrical appliances, consumed growing quantities of steel, reflecting the establishment of new plants in Mexico.

In 2002, operating income grew 42.4% compared to 2001. The operating margin was 13.3% in 2002, compared with 10.9% in 2001. In 2002, the increase in volumes and prices, combined with a successful strategy for purchasing raw materials, contributed to the improvement in margin. In addition, economies of scale and IMSA ACERO’s efforts to increase efficiency resulted in lower operating expenses as a percent of sales compared with the prior year. In its second complete year as part of IMSA ACERO, Steelscape’s profit increased significantly; in fact, this company posted the highest growth of all IMSA ACERO businesses.

2001 Compared to 2000

IMSA ACERO’s 2001 revenues decreased by 11.0% to Ps 10,588 million compared to Ps 11,898 million in 2000. IMSA ACERO’s sales volume rose 2.1%, to 1,798,000 tonnes in 2001. Domestic shipments grew 4.5%, while the foreign sales volume fell 3.6% compared with the previous year. The company continued to successfully penetrate sectors such as the automotive and maquila industries during 2001. The Company has made a special effort to comply with the specifications of these industries in order to gain share versus imports. In addition, some sectors of the Mexican economy, such as domestic appliances, are consuming increasing amounts of steel as a result of the North American Free Trade Agreement, because new plants have started operations in Mexico during the recent years. The results of Steelscape were included in the consolidation of IMSA ACERO’s results during the whole of 2001, contributing to the foreign sales volume; however, export sales were adversely affected during the year by the economic slowdown and by an illegal blockage of the Monclova, Coahuila, Mexico plant that lasted several months. Despite the growth in sales volume, lower prices and the appreciation of the Mexican peso resulted in a reduction in IMSA ACERO’s revenues. In 2001, the assets of IBP were passed from IMSA ACERO to IMSATEC. To make financial information comparable, the historical results of IMSA ACERO and IMSATEC were restructured accordingly.

In 2001, operating income fell 19.2% compared to 2000. The operating margin was 10.9% in 2001 compared with 12.1% in 2000; the margin was adversely affected by the decline in prices and by the appreciation of the Mexican peso against the U.S. dollar. The operating margin was also affected by the consolidation of Steelscape’s operations during 2001, since this company operates with lower margins than the average of the other IMSA ACERO businesses. Even though Steelscape operates with lower margins, its return on investment is good, and management believes that its results should improve under more favorable economic conditions.

During 2001, the international steel market was affected by excess installed capacity and by the economic slowdown, which lowered the consumption of steel products. As a result, many companies in the United States had to carry out reorganization processes and some were even forced to close down their operations. These factors resulted in lower prices for IMSA ACERO’s final products and raw materials and also affected the company’s foreign sales volume. Despite this negative environment, IMSA ACERO was able to strengthen its competitive position and posted results far exceeding those of the great majority of the industry’s participants.

Automotive Batteries and Related Products Results

The following table sets forth selected operating data for the automotive batteries and related products segment for the periods presented.

	Year Ended December 31,
	2000	2001	2002
	(in millions of pesos, except percentages)
Net Sales	Ps4,233	Ps4,173	Ps4,278
Cost of Sales	2,992	2,855	2,978
Gross Profit	1,239	1,318	1,300
Gross Margin	29.3%	31.6%	30.4%
Selling, General and Administrative Expenses	644	623	555
Operating Income	594	695	745
Operating Margin	14.0%	16.7%	17.4%

2002 Compared to 2001

ENERMEX reported year 2002 revenues of Ps 4,278 million, 2.5% above the previous year. The revenue increase was largely a consequence of higher sales volume. Battery sales continued to rise in 2002, increasing by 5.2% to a total of 21.8 million batteries for the year, largely as a result of 7.3% growth in foreign sales volume.

Operating income in 2002 was 7.2% above the previous year. Operating margin was 17.4%, compared with 16.7% in 2001. The improvement in operating margin reflects the upswing in sales volume resulting in economies of scale; progress with the process of increasing quality and reducing costs through the standardization of operations with best operational and administrative practices; and ENERMEX’s efforts to make its distribution network more efficient. Moreover, to reduce costs, at the end of the year, ENERMEX closed its Tlaxcala plant in Mexico, redistributing its capacity among the other plants. Despite the Argentinean crisis and the general uncertainty in the markets of South America, ENERMEX made the necessary adjustments to its operations and was able to remain operationally profitable in the region.

2001 Compared to 2000

ENERMEX reported year 2001 revenues of Ps 4,173 million, 1.4% below the previous year. The reduction in sales was largely a consequence of the appreciation of the Mexican peso, because most of ENERMEX’s sales are made in U.S. dollars. Battery sales continued to rise in 2001, increasing by 10.1% to a total of 20.7 million batteries for the year, largely as a result of 15% growth in foreign sales volume.

Operating income in 2001 was 16.8% above the previous year. Operating margin was 16.7%, compared with 14.0% in 2000. The improvement in operating margin reflects increased sales volume, which resulted in economies of scale, progress in the program to improve quality and reduce costs by standardizing operations with the best administrative and operating practices and better results in South America. These achievements more than offset the negative effect of the appreciation of the Mexican peso relative to the U.S. dollar.

Steel and Plastic Construction Products

The following table sets forth selected operating data for the steel and plastic construction products segment for the periods presented.

	Year Ended December 31,
	2000	2001	2002
	(in millions of pesos, except percentages)
Net Sales	Ps4,118	Ps5,085	Ps7,728
Cost of Sales	3,166	3,973	6,174
Gross Profit	952	1,112	1,554
Gross Margin	23.1%	21.8%	20.1%
Selling, General and Administrative Expenses	596	756	1,097
Operating Income	356	356	457
Operating Margin	8.6%	7.0%	5.9%

2002 Compared to 2001

The annual revenues of IMSATEC increased 52.0% to Ps 7,728 in 2002. This growth was largely a result of the consolidation of Varco Pruden Buildings during the entire year of 2002.

Operating income grew 28.4% in 2002 to Ps 457 million. The operating margin declined from 7.0% in 2001 to 5.9% in 2002. The reduction in margin was mainly due to Varco Pruden Buildings having lower margins than the average of the other IMSATEC businesses. Even though Varco Pruden Buildings operates with lower margins, the Company expects to obtain good returns on its investment in this company.

2001 Compared to 2000

The annual revenues of IMSATEC increased 23.5% to Ps 5,085 in 2001. This year’s growth reflects the inclusion of Varco Pruden Buildings as of October and the inclusion of twelve months of IBP’s results, compared to the inclusion of only six months’ results in the year 2000.

Operating income remained constant in 2001 at Ps 356 million. The operating margin declined from 8.6% in 2000 to 7.0% in 2001. This decrease was mainly a consequence of IBP and Varco Pruden Buildings having smaller margins than the average of the other IMSATEC businesses. Even though these companies operate with lower margins, the Company expects to obtain good returns on its investment in them. The results of IMSA ITW, IMSATEC’s industrial fasteners business, were affected by the slowdown in the steel industry, its main market.

Aluminum and Other Related Products

The following table sets forth selected operating data for the aluminum and other related products segment for the periods presented.

	Year Ended December 31,
	2000	2001	2002
	(in millions of pesos, except percentages)
Net Sales	Ps3,265	Ps3,037	Ps2,837
Cost of Sales	2,635	2,455	2,252
Gross Profit	630	581	585
Gross Margin	19.3%	19.2%	20.6%
Selling, General and Administrative Expenses	416	446	429
Operating Income	214	135	156
Operating Margin	6.6%	4.4%	5.5%

2002 Compared to 2001

IMSALUM’s total revenues fell 6.6% in 2002 to Ps 2,837 million. The decrease in sales reflects the difficult environment in the construction industry during 2002, lower aluminum prices which affected the prices of IMSALUM products and the elimination of accounts with low profitability.

Operating income in 2002 increased 15.6%. The operating margin increased from 4.4% in 2001 to 5.5% in 2002. This improvement reflects IMSALUM’s efforts to increase efficiency. During 2002, the 6-Sigma projects that had been implemented since the end of 2001 began to produce results. IMSALUM carried out 200 projects this year, generating significant savings. Additionally, IMSALUM closed its die workshop in Monterrey in order to concentrate die manufacturing at the workshop in Mexico City, which is more efficient. IMSALUM also closed its Louisville, Kentucky plant in the United States, transferring ladder production to the Monterrey plant which operates with lower costs.

2001 Compared to 2000

IMSALUM’s total revenues fell 7.0% in 2001 to Ps 3,037 million. The reduction in sales was mainly a result of the slowdown in the construction industry and the appreciation of the Mexican peso, decrease a significant portion of IMSALUM’s sales are in U.S. dollars.

Operating income in 2001 decreased 37.1%. The operating margin declined from 6.6% in 2000 to 4.4% in 2001. IMSALUM’s results were adversely affected by the appreciation of the Mexican peso relative to the U.S. dollar, decrease prices in its markets are in U.S. dollars to a large extent while a significant proportion of costs and expenses are in Mexican pesos. In addition, expenses incurred at the end of the year affected the division’s results. One of the expenses was related to the Company’s temporary import program, through which raw materials were imported into Mexico but not subsequently exported as final product because of the international market slowdown, resulting in higher import tariffs. Another item was the write-off of obsolete extrusion dies.

Integral Financing Cost (Income)

Pursuant to Mexican GAAP, statements of operations are required to present all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, all such effects are included under “Integral Financing Cost (Income)” and include: (i) interest earned on cash and temporary investments; (ii) interest paid on borrowed funds; (iii) foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and (iv) losses resulting from holding monetary assets exposed to inflation net of gains resulting from having monetary liabilities adjusted for inflation. Integral financing cost related to and incurred during the construction or the installation of fixed assets may be capitalized under Mexican GAAP. Such integral financing cost related to construction projects includes interest costs and foreign exchange losses generated from debt denominated in foreign currencies net of the related monetary gain.

The following table sets forth the components of integral cost (income) of financing for each of the periods indicated.

	Year Ended December 31,
	2000		2001		2002
	(in millions of pesos)
Interest Expense	Ps	979	Ps	686	Ps	439
Interest Income		(53)		(59)		(71)
Foreign Exchange (Gain) Loss		99		(261)		1,122
Gain from Monetary Position		(601)		(362)		(442)

Integral Financing Cost (Income), Net	Ps	424	Ps	4	Ps	1,048

2002 Compared to 2001

The Company reported an integral financing cost of Ps 1,048 million in 2002 compared with Ps 4 million in 2001. This change reflects the foreign exchange result declining from a gain of Ps 261 in 2001 to a loss of Ps 1,122 in 2002, as a consequence of the Mexican peso appreciating 4.5% vis-à-vis the U.S. dollar in 2001, but depreciating 13.0% in 2002. The 5.7% inflation in 2002 produced a gain from monetary position of Ps 442, compared with Ps 362 the previous year.

Interest expense fell 36.0% in 2002, reflecting the decline in LIBOR reference rate, to which almost all the Company’s debt is indexed, and the contracting of loans with lower spreads over LIBOR.

2001 Compared to 2000

The Company reported an integral financing cost of Ps 4 million in 2001 compared with Ps 424 million in 2000. This change reflects the foreign exchange result changing from a loss of Ps 99 million in 2000 to a gain of Ps 261 million in 2001, as a consequence of the fact that the Mexican peso depreciated 1.0% against the U.S. dollar in 2000, but appreciated 4.5% in 2001. The 4.4% inflation in 2001 produced a gain in monetary position of Ps 362 million, compared with Ps 601 the previous year. Interest expense fell 29.9% in 2001, reflecting the lower average balance of bank debt during 2001 and the decline in the LIBOR reference rate, to which almost all the Company’s debt is indexed. The appreciation of the Mexican peso also contributed to the drop in interest expense since all the Company’s debt is denominated in U.S. dollars.

Other Income, Net

In 2002, the Company reported other income of Ps 106 million, largely from the amortization of the 2002 portion of the negative goodwill generated from the acquisition of Steelscape in the year 2000.

Income Taxes and Employee Profit Sharing

The Company and its Mexican subsidiaries file an annual consolidated income and asset tax return. The benefit resulting from the fiscal consolidation is recognized in the consolidated financial statements of the Company. As a result of a change in the income tax law, starting in 1999, the allocation of tax results to the subsidiaries is limited to 60% of the percent of participation of the common stock of the subsidiary owned by the Company, and the remaining portion is treated on an individual basis. Additionally, estimated income tax payments are determined and filed by the subsidiaries and not on a consolidated basis. The Mexican income tax rate is 35% with the obligation to pay 30% currently. The remaining 5% are required to be paid in the year such earnings are distributed. Regarding the income tax rate, the 2002 Mexican Income Tax Law provides for a 32% tax rate; however, a transitional provision states that the tax rates will be 35%, 34% and 33% for 2002, 2003 and 2004, respectively. In addition, aside from wages and agreed-upon fringe benefits, the Company and its Mexican subsidiaries are required by law to provide to their workers a share of the profits of such companies equal to 10% of their taxable profit (calculated before adjustments for inflation or amortization of tax losses of previous years). See Note 12 of the Notes to the Consolidated Financial Statements.

The effective corporate income tax rate was 25.1% for 2000, 24.7% for 2001 and 21.6% for 2002. The effective rate of corporate employee profit sharing was 2.7%, 2.6% and 4.5% in 2000, 2001 and 2002, respectively.

The Mexican income tax rate was 35% in 2002, is 34% in 2003 and will be 33% in 2004 and 32% in 2005 and thereafter. The Company recalculated its deferred income tax liability recorded as of December 31, 2001, as a result of the deferred income tax effect of the reduction in 2002 rates. The 2003 rates were then applied to temporary differences based on their estimated reversal date. The 2002 income statement reflects the statutory rate changes on deferred income tax of Ps 110 million.

Contractual Obligations and Commercial Commitments

For purposes of presenting approximate cash flows that will be required to meet our other material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2002:

	Payments Due by Period (In millions of U.S. Dollars)
Contractual Financial Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Bank Loans (1)	23.3	23.3	—	—	—
Long-term debt	884.3	157.5	521.1	205.7	0.0
Operating Leases	45.4	14.0	23.2	8.2	0.0

	953.0	194.8	544.3	213.9	0.0

(1)	At December 31, 2002, the Company had unused uncommitted, short-term credit lines available with banks totaling approximately $270 million.

Summary of Material Contractual Obligations and Commercial Commitments

As of December 31, 2002, the Company estimates that it had approximately $17 million in standby letters of credit.

Natural gas is supplied in Mexico by Pemex. Due to the high prices of natural gas worldwide, Pemex decided to support Mexican companies by offering a fixed price. In February 2001, the Company entered into an agreement with Pemex for gas supply at a fixed price of $4.00 per million of BTU’s, for the period from January 1, 2001 to December 31, 2003.

On April 5, 2000, the Company, through a subsidiary who acted as agent, entered into an agreement with Enron Energía Industrial de Mexico, S. de R.L. de C.V., for the provision of electrical power generation capacity. The stock of this company was sold to Tractebel of Belgium, and on December 14, 2001, its name was changed to Tractebel Energía de Monterrey, S. de R.L. de C.V (“Tractebel”). Under the terms of such agreement, Tractebel will supply power needs for most of the Company´s subsidiaries in Mexico from 2002 through 2017.

As we have mentioned in other sections of this annual report, the Company, through its main subsidiaries, has executed several agreements for the purchase of raw materials. In some of such agreements the Company is committed to purchase a determined percentage of its needs for raw materials, depending on the terms and conditions under which the agreements are executed. Also, in most of the agreements the price of the raw materials is subject to market prices and complex formulas that make it difficult to estimate the amount of the commitments contained in the agreements.

The following summarizes the Company’s derivative financial instrument contracts outstanding as of December 31, 2002:

•	Some of the Company’s subsidiaries maintain a favorable commercial trade position in U.S. dollars. This position motivated the Company to enter into Forward Contracts establishing a fixed exchange rate for each transaction. In accordance with the agreement, the Company is obligated to sell the U.S. dollar amount at the exchange rate agreed in the contract. If the exchange rate in the market at the due date is below the fixed exchange rate agreed, then the Company gets the spread; if the exchange rate is above the agreed fixed exchange rate, the Company pays the difference. As of December 31, 2002, the total outstanding amount of Forward Contracts was $11.5 million. As of the same date, the fair value would have represented a favorable valuation for the Company of $181 thousand.

•	The Company and JPMorgan Chase Bank (“JPMorgan”) entered into two purchase and sale agreements, through which JPMorgan acquired the Company’s shares, previously repurchased by the Company. JPMorgan is obligated to hold the shares for a period of 18 months, after which the shares can be sold to public investors through the Mexican Stock Exchange. If the market price of the shares at the end of the contract exceeds the price paid by JPMorgan, then the difference will be reimbursed to the Company, and conversely, if the price of the shares is below the price paid by JPMorgan, the Company will pay the difference to JPMorgan. As compensation, during the contract, the Company will pay a premium semiannually at a rate of LIBOR plus 1.73%. During 2002, the Company carried out several transactions of this type aggregating $10.9 million. As of December 31, 2002, the fair value would have represented a favorable valuation for the Company of $221 thousand.

Critical Accounting Policies and Estimates

The Company’s accounting policies are more fully described in Notes 2 and 3 to the Consolidated Financial Statements of the Company. As disclosed in Notes 2 and 3 to the Consolidated Financial Statements, the preparation in accordance with Mexican GAAP of the Company’s Consolidated Financial Statements requires the Company to estimate and make assumptions about future events that may affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. Future events and their effects cannot be determined with absolute certainty; therefore, the determination of such estimations and assumptions requires the exercise of judgment. Actual results may differ from those estimates, and such differences may be material to the financial statements. The Company, however, believes that there are no critical accounting policies and estimates that may materially affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements and, therefore, have a material impact on the Company’s Consolidated Financial Statements.

Liquidity and Capital Resources

Liquidity

Under Mexican GAAP, the Company presents its consolidated statement of changes in financial position in accordance with Bulletin B-12, which identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant pesos. The changes shown in the Consolidated Financial Statements do not represent cash flow activities.

The Company’s liquidity is provided by uncommitted bank credit facilities, short-and long-term debt and cash generated by operations. See “—Holding Company Liquidity” and “—Financing Activity” below. The Company had extensive capital expenditure programs, which it financed with cash from operations and dollar-denominated indebtedness.

A significant portion of the Company’s liquidity is attributable to its resources generated from operating activities. Resources generated from continuing operations consist of: (i) consolidated net income, which includes the components of integral financing cost (income), adjusted for items not requiring (generating) resources, such as depreciation and amortization and (ii) changes in current assets and liabilities net of effects from purchases of businesses. Such resources decreased 39.2% in 2002 to Ps 1,828 million from Ps 3,008 million in 2001. These resources were used to finance capital expenditures. See “—Financing Activity” below.

The Company anticipates that its liquidity needs during 2003, 2004 and 2005 will be met by additional short- and long-term borrowings and cash generated by operations.

The Company has long-term debt maturing during each of the years ending 2003, 2004, 2005, 2006, 2007 and 2008 of Ps 1,632 million, Ps 1,481 million, Ps 2,106 million, Ps 1,813 million, Ps 1,152 and Ps 976 million, respectively, substantially all of which is denominated in U.S. dollars. The Company may finance its maturities of long-term debt through additional bank financing (which may include collateralized bank loans) or other long-term debt, which may be denominated in U.S. dollars or in Mexican pesos.

The Company continually evaluates strategic acquisitions and other investments in new businesses and may make additional acquisitions or investments in new businesses (or increase its investment in certain existing businesses) from time to time. In the past, the Company has financed its acquisitions and similar investments principally through equity offerings, debt instruments, short-term borrowings and internally generated funds. See “—Financing Activity” below and “Item 4. Information on the Company—Description of Property”. The Company currently anticipates that any future acquisitions or investments in new businesses (or increased investments in existing businesses) would be financed in a similar manner and therefore could result in the incurrence of additional long-term indebtedness.

At December 31, 2002, the Company had available the equivalent of $270 million in uncommitted bank credit facilities for short-term borrowings. See “—Financing Activity” below. The Company also uses short-term borrowings to repay maturing short-and long-term debt and for working capital purposes. Capital expenditures are financed through internally generated funds and collateralized long-term debt. See “—Capital Expenditures”.

At December 31, 2001 and 2002, the Company had cash and cash equivalents totaling Ps 586 million and Ps 526 million, respectively. The Company’s policy is to invest available cash in short-term instruments and securities issued by the governments of Mexico and the United States and Mexican and U.S. banks.

Prices of steel increased in 2002. Higher steel prices usually result in higher cash needs as a consequence of a U.S. dollar increase in accounts receivable and inventories that are not offset by an accounts payable increase. This need for increased working capital results from the effect that higher steel prices have in an equal amount of volume sold. On the other hand, better conditions in the steel industry usually result in operating income growth as a consequence of improved volumes and prices.

Under a steel price downturn scenario, the Company requires a lower cash amount of working capital to maintain an equal volume of sales. However under this scenario, it is more common to have lower volumes and margins that affect the operating income of the Company.

The Company’s sales volume for most of its businesses has a close correlation with the economic growth of the main countries where it participates, particularly Mexico and the United States. During economic slowdowns in these regions, the sales volume of the Company could be affected, thus resulting in lower cash generation.

The Company is exposed to the volatility of international steel prices, which could affect its profitability. However, as a processor, in the event of a steel price downturn, the Company will benefit from lower raw material costs.

The Company believes that its sources of liquidity as of December 31, 2002 were adequate for the conduct of its business and its financing requirements as of that date.

Holding Company Liquidity

The Company, as a holding company, has no substantial operations and, consequently, is dependent on financial income from its subsidiaries, dividends, other payments from its subsidiaries and income tax refunds for virtually all of its internal cash flow. The Company uses these cash sources to pay taxes, service debt, make equity investments, finance the growth of its subsidiaries and pay dividends to its stockholders.

It has been the Company’s general policy to have inter-company loans with its subsidiaries in order to receive a financial income in excess of what the Company’s financial expense is with third parties. It has also been the Company’s general policy to cause each of its principal subsidiaries to pay dividends in an amount agreed upon with the subsidiary, taking into consideration the subsidiary’s proposed capital expenditures, profitability and any financial covenants in the subsidiary’s financing agreements effectively restricting dividend payments. The dividend policies of the entity proposing to pay the dividend are subject to change at the discretion of its stockholders. The amount of dividends payable by the Company and its subsidiaries is also subject to general limitations under Mexican corporate law.

Financing Activity

The Company negotiates short-term financing with various Mexican and international banks. Short-term financing consists of lines of credit denominated in Mexican pesos and U.S. dollars. The Company also negotiates long-term financing with both Mexican and international banks. This long-term debt includes funding from export-import banks (including the Export-Import Bank of the United States, Canada’s Export Development Corporation, France’s Compagnie Française d’Assurance pour le Commerce Extérieur and Spain’s Compañía Española de Seguros a la Exportación) that are on-loaned by commercial banks for project financing and revolving credit facilities. These long-term loans are typically collateralized. The Company also has incurred long-term debt in the form of medium-term notes, bank loans, syndicated loans and peso bonds swapped to dollar debt (as defined below).

As of December 31, 2002, the major borrowings on the Company’s balance sheet were as follows:

Ps (million)
Syndicated credit for $380 million divided in three parts:
—$120 million with semiannual payments until 2003; interest to be paid quarterly at LIBOR plus 1%.

—$150 million with six semiannual payments of $15 million and a final payment of $60 million in August 25, 2005; interest to be paid quarterly at LIBOR plus 1.125% for the first year, LIBOR plus 1.25%, 1.375% and 1.5% until its maturity.

—$110 million with four semiannual payments of US$27.5 million starting in February 2005; interest to be paid quarterly at an annual rate of LIBOR plus 1.375%, 1.5%, 1.625%, 1.75% and 1.75% during the life of the contract. IMSA ACERO, IMSATEC and IMSALUM are guarantors of the credit	3,160
Syndicated credit for $155 million with maturity in 2005, interest is payable quarterly at rate of LIBOR plus 1.125% for the first two years and LIBOR plus 1.25% for the third and fourth years; principal is payable quarterly starting May 2003	1,606
Loan for $108.2 million with Citibank with one bullet payment in September 2006, the interest is payable semiannually at a rate of LIBOR plus 2.35%	1,121
Loan for $90 million with ING Bank with one bullet payment in August 2008, the interest is payable semiannually at a rate of LIBOR plus 0.98%	933
Loan for $73.1 million with JPMorgan—Bank Boston with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.11%	757
Loan for $31.3 million with JPMorgan with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.28%	324
Loan for $30 million with BBVA Bancomer with one bullet payment in September 2004, the interest is payable semiannually at a rate of LIBOR plus 0.89%	311
Loan for $24.8 million with BBVA Bancomer with one bullet payment in November 2005, the interest is payable semiannually at a rate of LIBOR plus 0.87%	257

As of December 31, 2002, outstanding short-term debt (consisting of notes payable to banks) equaled Ps 241 million, almost all of which was dollar-denominated. The long-term bank loans are primarily U.S. dollar denominated, with a weighted average interest rate of approximately 2.7% for the year ended December 31, 2002. As of December 31, 2002, the Company had unused, uncommitted, short-term credit lines available with banks totaling approximately $270 million. Interest rates on these lines are 2.4% in U.S. dollars.

In September 1997, the Company issued $150 million principal amount of its 8.93% Senior Notes due 2004 (the “Senior Notes”). The proceeds, after deducting underwriting fees and expenses related to the offering, were $148 million, of which approximately $125 million was used to restructure existing debt and the remainder was used for working capital. In September 2002, the Company exercised its option under the Senior Notes to prepay the unpaid balance, resulting in an expense of 4.5% of the unpaid balance, or $5.5 million. The interest rate swap established for this credit was also cancelled in advance. The interest rate swap valuation at that date resulted in a net gain to the Company of $6.5 million. See Note 9 of the Notes to the Consolidated Financial Statements.

In August 1998, the Company obtained a syndicated loan for $100 million maturing in 2003, for which ING Barings acted as Arranger, Banco Bilbao Vizcaya, Bank of America and Comerica Bank acted as Co-Arrangers, Banamex and Dresdner Bank acted as Co-Agents and Banque Nationale de Paris acted as Lead Manager. Interest on the loan was payable at LIBOR plus 125 basis points for the first two years and LIBOR plus 137.5 basis points for years three to five. This credit was pre-paid in July 2002. There were no costs associated with this transaction.

In August 1999, the Company obtained, through its subsidiary Enertec Mexico, a syndicated loan for $165 million. The five-year facility, which had a three-year grace period, had a spread over LIBOR of 212.5 basis points for the first two years, 225 basis points for year three, 237.5 basis points for year four, and 250 basis points for year five. Enertec Mexico used most of the proceeds to liquidate an account payable it owed to the Company in the amount of $160 million related to the formation of the joint venture in December 1998 under which the Company and Johnson Controls merged their Mexican automotive battery operations. The Company used all of the proceeds to pay down short-term debt. In May 2001, this facility was replaced with another syndicated loan for $155 million, the major terms and conditions of which are similar to the earlier facility, but with a better pricing structure. The Company amortized $10 million of its previous loan. The new four-year facility has a two-year grace period, a spread over LIBOR of 112.5 basis points for the first two years and 125 basis points for years three and four.

In August 2000, the Company obtained a syndicated loan for $300 million. The proceeds from the syndicated loan were used to finance the acquisition of Steelscape and IBP and to pay off short-term debt. The syndicated loan was divided into two tranches. The first tranche was for $120 million with a three-year maturity and a one-year grace period. The second tranche was for $180 million with a five-year maturity and a two-year grace period. The lead arranger of this transaction was Salomon Smith Barney – Citibank. The syndicate was comprised of: Chase Manhattan Bank, Banco Bilbao Vizcaya Argentaria, S.A., Barclays Bank PLC and BankBoston, N.A. as joint arrangers, with eleven other banks as participants. The Company paid off $45 million of this loan in advance in 2000. In December 2001, the Company obtained a new long-term syndicated loan for $380 million. This transaction has allowed the Company to modify the old loan which had an outstanding amount of $231 million, in order to obtain a lower interest rate and to acquire new resources of $149 million to be used principally to refinance short-term debt. The new syndicated loan was divided into three tranches: the first for $120 million with a two-year maturity; the second for $150 million with a four-year maturity; and the third for $110 million with a five-year maturity. The lead arranger of the new transaction was Salomon Smith Barney—Citibank, N.A., and the syndicate was made up of: BankBoston, N.A., Wachovia Bank, N.A., BNP Paribas and JPMorgan Chase Bank, as arrangers, with ten other banks as participants.

The above-mentioned long-term debt agreements of the Company provide for various covenants that restrict the ability of certain of the Company’s subsidiaries to incur additional indebtedness, as well as require compliance with financial maintenance tests. Additionally, long-term debt agreements of certain subsidiaries of the Company contain restrictive covenants, which include financial maintenance tests based on the Company’s consolidated balances and results. The Company’s ability to pay dividends to its stockholders is restricted by the consolidated financial maintenance tests. Both the consolidated and subsidiary level financial maintenance tests include: (i) the ratio of operating income plus depreciation and amortization to gross interest expense, (ii) the ratio of bank debt to operating income plus depreciation and amortization, and (iii) minimum stockholders’ equity. The consolidated ratio levels that must be maintained for each of the above ratios are: (i) no lower than 2.0 and (ii) no higher than 4.0, and maintain as minimum level Ps 7,802, respectively.

As of December 31, 2002, the Company was in compliance with the above mentioned financial covenants.

In September 2000, the Company issued medium-term notes for Ps 1,000 million, equivalent to approximately $108 million. The notes were placed in the Mexican market with a spread of 180 basis points over six-months Cetes and have one amortization in the sixth year. Standard & Poor’s and Duff and Phelps gave a credit rating of AA to the notes. Since the Company’s revenues are highly tied to the U.S. dollar, the proceeds of the placement were exchanged to U.S. dollars with an interest rate of 190 basis points over LIBOR via a cross-currency swap. The total proceeds from these notes were used to pay off short-term debt. The lead underwriter for this transaction was Chase Manhattan Bank, acting through its Mexican brokerage arm, Chase Casa de Bolsa. The notes do not contain any material financial covenants.

In the second quarter of 2001, the Company obtained a committed credit line of $50 million from the Export Development Corporation of Canada (“EDC”). This credit line was fully used by the Company in March 2002 to refinance machinery and equipment that have been acquired in the past and to finance new goods and services from Canadian companies.

On May 30, 2002, the Company successfully completed the placement of two certificados bursatiles (peso bonds) totaling one billion Mexican pesos. These placements are part of a bond program for issuing up to three billion Mexican pesos that was set up on May 24, 2002 with the Mexican National Banking and Securities Commission. The program will remain valid for four years, during which time the Company is entitled to make several different placements. One of the bond issuances was for Ps 700 million at a fixed interest rate of 10.2%, while the other issue was for Ps 300 million bearing an interest rate of 115 basis points over 182-day CETES. Both issues have a five year maturity and are payable in one installment. Since the Company’s revenues are closely tied to the U.S. dollar, the Company swapped to convert the total amount of these issues to $104.4 million at an interest rate of 116 basis points over six-month LIBOR.

In September 2002, the Company placed another two issues of certificados bursatlies (peso bonds) totaling Ps 1.2 billion. One of these issues was for Ps 900 million at a variable interest rate of 140 basis points over 182-day CETES and maturing in six years. The other issue was for Ps 300 million at a fixed interest rate of 10.3% and maturing in two years. Both issues are payable in one installment at maturity. The Company used a swap to convert the Ps 900 million issue to $90 million at an interest rate of 98 basis points over six-month LIBOR, while the Ps 300 million issue was converted to $30 million at an interest rate of six-month LIBOR plus 89 basis points.

In November 2002, the Company placed a fifth issue of certificados bursátiles (peso bond) for Ps 253 million. The peso bond bears a fixed interest rate of 11.2% and is payable in one installment when it matures in three years. The Company used a swap to convert the Ps 253 million issue to $25 million at an interest rate of 87 basis points over six-month LIBOR. Standard & Poor’s and Fitch gave a credit rating of AA to these bond issues.

Capital Expenditures

The Company made significant capital expenditures between the beginning of 1998 and December 31, 2002 in an effort to expand production capacity and the range of products, reduce costs, improve the quality of its products, improve productivity and maintain compliance with environmental requirements.

The following table sets forth the Company’s capital expenditures and other investments by business segment for the periods presented.

	Year Ended December 31,
	2000		2001		2002
	(in millions of pesos)
Steel Processing Products	Ps	771	Ps	982	Ps	1,344
Automotive Batteries and Related Products		263		282		438
Steel and Plastic Construction Products		16		110		214
Aluminum and Other Related Products		194		131		19
Corporate and Other		23		10		70
Acquisitions		2,977		1,212		104

Total	Ps	4,244	Ps	2,727	Ps	2,189

The Company made capital expenditures in the steel processing segment during 2000, 2001 and 2002 of approximately Ps 3,097 million for the modernization and increase of capacity of its hot-rolling mill, the installation of an industrial service center for processing coated steel products and for a customizing center for non-coated steel products, a new tension-leveling line and a cut-to-length line in the United States, the acquisition of the assets of a galvanizing and painting plant and to expand its processing and distribution capabilities.

In the automotive batteries and related products segment, the Company made capital expenditures during 2000, 2001 and 2002 amounting to Ps 983 million to improve battery assembly production capacity and laboratory facilities, to improve the efficiency and modernization of existing plants in Mexico and Brazil, to expand production capacity and to strengthen its distribution network.

From 2000 through 2002, the Company invested Ps 340 million in the steel and plastic construction products segment. These investments are in connection with the increase of production capacity, a new polycarbonate panel plant, a new FRP panel plant in the U.S., a new plant in Spain to supply FRP panels in Europe, a polygonal metal pole plant and a new strapping plant.

From 2000 through 2002, the Company invested Ps 344 million in the aluminum and other related products segment. These investments are in connection with the modernization and increase of extrusion capacity, the increase of the aluminum smelting capacity, a new die workshop and the strengthening of its distribution network in Mexico and the United States.

The Company’s investments for acquisitions in 2002 were mostly related to the purchase of Lightfield. Investments for acquisitions in 2001 were mostly related to the purchase of the assets of Varco Pruden Buildings, Inc. from The LTV Corporation. Investments for acquisitions in 2000 were mostly related to the purchase of 100% of the shares of Steelscape and IBP from BHP.

The following table sets forth the Company’s anticipated capital expenditures by business segment for the periods presented.

Anticipated Capital Expenditures

	2003			2004
	(in millions of U.S. dollars and pesos)
Steel Processing Products	$95.3	Ps	961	$63.7	Ps	661
Automotive Batteries and Related Products	20.4		206	45.8		475
Steel and Plastic Construction Products	22.8		230	20.7		215
Aluminum and Other Related Products	11.6		117	7.3		76

Total	$150.1	Ps	1,514	$137.5	Ps	1,427

In 2003 and 2004, the Company plans to spend in its steel processing segment Ps 961 million ($95.3 million) and Ps 661 million ($63.7 million), respectively. Of this amount, Ps 21 million ($2.0 million) and Ps 9 million ($0.9 million) are, respectively, for development of new products and markets; Ps 357 million ($35.4 million) and Ps 194 million ($18.7 million) are, respectively, for modernization; Ps 549 million ($54.4 million) and Ps 434 million ($41.8 million) are respectively, for expansion of existing production capacity; and Ps 35 million ($3.5 million) and Ps 24 million ($2.3 million) are, respectively, for other projects.

In 2003 and 2004, the Company plans to spend in its automotive battery and related products segment Ps 206 million ($20.4 million) and Ps 475 million ($45.8 million), respectively. Of this amount, Ps 107 million ($10.6 million) and Ps 404 million ($39.0 million) are, respectively, for improvement of efficiency and modernization of existing plants; Ps 12 million ($1.2 million) and Ps 8 million ($0.8 million) are, respectively, for development of new products and markets; and Ps 87 million ($8.6 million) and Ps 62 million ($6.0 million) are, respectively, for other projects.

In 2003 and 2004, the Company plans to spend in its steel and plastic construction products segment, Ps 230 million ($22.8 million) and Ps 215 million ($20.7 million), respectively. Of this amount, Ps 174 million ($17.3 million) and Ps 155 million ($15.0 million) are for modernization, Ps 3 million ($0.3 million) and Ps 3 million ($0.3 million) are for expansion of existing production capacity, and Ps 52 million ($5.2 million) and Ps 57 million ($5.5 million) for development of new products and markets.

In 2002 and 2003, the Company plans to spend in its aluminum and other related products segment Ps 117 million ($11.6 million) and Ps 76 million ($7.3 million), respectively. Of this amount, Ps 21 million ($2.1 million) and Ps 13 million ($1.3 million) are, respectively, for development of new products and markets, Ps 15 million ($1.5 million) and Ps 10 million ($0.9 million) are for modernization, Ps 40 million ($3.9 million) and Ps 25 million ($2.5 million) are for expansion of existing production capacity and Ps 42 million ($4.2 million) and Ps 27 million ($2.6 million) are for other projects.

The Company intends to finance these capital expenditures through funds generated from operations. If necessary, the Company could negotiate collateralized long-term bank loans and long-term lines of credit with banks to finance capital expenditures. The Company also intends from time to time to utilize short-term loans, if available, as bridge financing for its capital expenditures. The Company may also finance a portion of its capital expenditures in the Mexican and in the international capital markets.

Item 6     Directors, Senior Management and Employees

E.	Directors and Senior Management

Directors

Management of the business of the Company is vested in the Board of Directors. The Company’s by-laws provide that the Board of Directors shall consist of the number of directors and alternate directors determined by the Company’s stockholders at the annual ordinary general meeting, which shall never be less than seven and will be limited to 20, each of whom is elected for a term of one year. Each alternate director is authorized to serve on the Board of Directors in place of its respective director who is unable to attend meetings or otherwise participate in the activities of the Board of Directors.

The directors of the Company as of April 2, 2003 are set forth in the table below:

Name	Position	Principal Occupation	Member Since	Expiration of Term(4)
Eugenio Clariond Garza	Honorary Life Chairman of the Board		1976	December 31, 2003

Eugenio Clariond Reyes	Chairman of the Board	Chief Executive Officer of Grupo Imsa; Director of the Boards of Grupo Cydsa, Grupo Industrial Saltillo, Proeza, Grupo Financiero Banorte, Alpek, Bladex, ITESM, Navistar International Chase Bank of Texas and Texas Industries. Vice-President of World Business Council for Sustainable Development and Consejo Empresarial de América Latina.	1976	December 31, 2003

Marcelo Canales Clariond	Secretary of the Board	Chief Financial Officer of Grupo Imsa; Director of the Board of Valores Corporativos. Universidad de Monterrey and Hospital Maternidad Conchita.	1976	December 31, 2003

Santiago Clariond Reyes	Treasurer of the Board	President of IMSA ACERO; Member of the Boards of CANACERO, Instituto Latinoamericano del Fierro y el Acero, The American Iron and Steel Institute, Universidad de Monterrey, UANL and EGADE-ITESM.	1976	December 31, 2003

Name	Position	Principal Occupation	Member Since	Expiration of Term(4)

Salvador Kalifa Assad(1)(2)	Director	Chief Executive Officer of Consultores Económicos Especializados, Director of the Boards of Cigarrera La Moderna and GBM Grupo Bursátil Mexicano.	1998	December 31, 2003

Ernesto Canales Santos(1)(2)	Director	Founding Partner of Asesoría Jurídica Canales y Socios. Director of the Boards of Banamex, Xignux, Dataflux, Grupo Deco, UANL School of Law, and Museo de Historia Mexicana.	1998	December 31, 2003

Benjamín Clariond Reyes	Director	President of IMSATEC.	1998	December 31, 2003

Andres Marcelo Sada(1)(2)	Director	Director of the Boards of Grupo Cydsa, Grupo Industrial Saltillo, ITESM and Seguros Comercial América. President of Fondo Mexicano para la Conservación de la Naturaleza.	1997	December 31, 2003

Ma. del Consuelo Canales de Valdés(2)	Director	Chief Executive Officer of Maravedi. Chairman of the Board of Rot Química and Secretary of the Board of Acqua Clor.	1998	December 31, 2003

Antonio del Valle Ruiz(1)(2)	Director	Chairman of the Boards of Grupo Industrial Camesa, Cía. Minera las Cuevas and Mexichem. Director of the Boards of Teléfonos de Mexico, Saint-Gobain Corporation (U.S.A.), Saint-Gobain (Mexico) and Escuela Bancaria y Comercial.	1998	December 31, 2003

Enrique Zambrano Benitez(1)(2)	Director	Chief Executive Officer of Proeza. Director of the Boards of Tower Automotive, Commercial Vehicle Systems, ITESM, Grupo Senda and Xignus.	1997	December 31, 2003

José Gerardo Clariond Reyes	Director	E-Business director of Grupo Imsa, Director of the Boards of Banco de Mexico, Compaq (Mexico), Club de Industriales and e-México Summit, Member of Wharton e-fellows Society at University of Pennsylvania.	1991	December 31, 2003

Eugenio Garza Herrera (1)(2)	Director	Chairman of the Board and Chief Executive Officer of Xignus. Director of the Boards of ING México, Grupo Lamosa ITESM, Universidad de Monterrey, Consejo Mexicano de Hombres de Negocios and Consejo Regional de Banamex.	2001	December 31, 2003

Susana Canales de Odriozola (2)	Director	Director of the Boards of Sistema TEC.	2002	December 31, 2003

Enrique González González	Alternate Director	General Counsel of Grupo Imsa.	1996	December 31, 2003

Javier García de Anda	Alternate Director	Vice-President of IMSA-MEX, División IMSA. Director of the Board of CANACERO.	1997	December 31, 2003

Name	Position	Principal Occupation	Member Since	Expiration of Term(4)
Oscar Maldonado Charles	Alternate Director	Vice-President of IMSA-MEX, División APM. Director of the Board of CANACERO.	1998	December 31, 2003

Felipe Múzquiz Ballesteros	Alternate Director	President of ENERMEX. Director of the Boards of ABC Battery, Battery Council International and Industria Nacional de Autopartes.	1996	December 31, 2003

Arnulfo Chávez Treviño	Alternate Director	President of IMSALUM.	2002	December 31, 2003

María Clariond Reyes de De la Garza(2)	Alternate Director	Director of the Board of EFFETA.	2002	December 31, 2003

Arturo Caballero Padilla(1)(2)	Alternate Director	President of Grupo de Especialidades.	2002	December 31, 2003

Juan Carlos Zambrano Benítez(1)(2)	Alternate Director	President of Jugos y Frutas of Proeza, Director of the Board of Proeza.	2002	December 31, 2003

Antonio del Valle Perochena(1)(2)	Alternate Director	President of Grupo Empresarial Kaluz. Director of the Boards of Mexichem, Mexalit and Grupo Industrial Camesa.	2002	December 31, 2003

Emilio González Lorda(1)(2)	Alternate Director	Chief Financial Officer and Director of the Board of Xignux.	2002	December 31, 2003

Héctor Estrada Inda(1)(2)	Alternate Director	Partner of Asesoría Jurídica Canales y Socios. Secretary of the Board of Asesoría Jurídica y de Inversiones.	2002	December 31, 2003

Ricardo Garza Villarreal(1)(2)	Alternate Director	Director of the Boards of Promociones Habitacionales del Norte, Provivienda and Inmobiliaria Inver.	2002	December 31, 2003

Ninfa Clariond Reyes (2)(3)	Alternate Director	President of Colegio Alfonsino.	2003	December 31, 2003

(1)	Independent Directors.
(2)	Principal occupation is not with the Company.
(3)	Was designated as Alternate Director in the last Stockholders’ Meeting on April 2, 2003.
(4)	Under Mexican law, directors may continue to carry out their duties as directors even after the expiration of the terms of their offices as long as new directors have not been appointed or, if new directors have been appointed, such new directors have not taken charge of their offices.

Except as noted above, the principal occupation of all of the Company’s directors is with the Company.

Executive Officers

The principal officers of the Company are set forth in the table below:

Name	Position	In Stated Position Since	At the Company Since
Eugenio Clariond Reyes	Chief Executive Officer	1976	1963
Marcelo Canales Clariond	Chief Financial Officer	1982	1979
Enrique González González	General Counsel	1985	1977
Ruben Darío Rodríguez Jacobo	Human Resources, Director	2000	1996
Santiago Clariond Reyes	President, Steel Processing Products	1975	1964
Felipe Múzquiz Ballesteros	President, Automotive Batteries and Related Products	1995	1989
Arnulfo Chavez Treviño	President, Aluminum and Other Related Products	2001	1999
Benjamín Clariond Reyes	President, Steel and Plastic Construction Products	1998	1966
José Clariond Reyes	E-Business, Director	2000	1987
Daniel Butruille Ducancel	6-Sigma, Director	2002	1999

Eugenio Clariond Reyes, Santiago Clariond Reyes, Benjamín Clariond Reyes and José Gerardo Clariond Reyes are brothers and Eugenio Clariond Garza is their father. Marcelo Canales Clariond is the nephew of Eugenio Clariond Garza and the cousin of Eugenio Clariond Reyes, Santiago Clariond Reyes, Benjamín Clariond Reyes and José Gerardo Clariond Reyes. Each of these individuals is a Principal Stockholder of the Company. See “Item 7. Major Stockholders and Related Party Transactions—Major Stockholders”.

F.	Compensation

For the year ended December 31, 2002, the aggregate compensation of the directors and executive officers of the Company paid or accrued in that year for services in all capacities was approximately Ps 169.0 ($16.3 million). The Company pays cash bonuses to its executive officers based on management’s evaluation of the job performance of each executive officer and his overall contributions to the Company.

G.	Board Practices

Currently, there are no existing service contracts between the Company or any of its subsidiaries and any directors of the Company providing for benefits upon termination of such directors’ employment.

Members of the Company’s compensation committee are: Salvador Kalifa Assad, Enrique Zambrano Benítez and Andrés Marcelo Sada Zambrano. The compensation committee meets up to three times each year and is mainly responsible for the following: (1) fixing the salaries of the executive officers; (2) approving the annual salary increases of those officers; and (3) approving new benefits or changes to their existing benefits.

By means of an ordinary general stockholders’ meeting held on April 10, 2002, the Company created an audit committee, composed of Antonio del Valle Ruiz, Eugenio Garza Herrera and Ernesto Canales Santos. Mr. Eugenio Garza Herrera, independent director, presides over the audit committee.

In accordance with section V of article 14 bis 3 of the Ley de Mercado de Valores (“Securities Market Law”), the audit committee shall: (a) generate an annual report on its activities and present it to the administrative council; (b) opine on transactions with related parties referred to in clause d) of section IV of article 14 bis 3 of the Securities Market Law; (c) propose the hiring of independent specialists in cases where it judges such hiring to be necessary, so that they may express their opinion with regard to the transactions referred to in clause d) of section IV of article 14 bis of the Securities Market Law; and (d) perform other tasks that the administrative council may assign to it with the exception of tasks that are reserved for the stockholders’ meeting or the Board of Directors itself.

By July 31, 2005, the Company will also need to comply with corporate governance requirements prescribed by Section 301 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), including the need for an independent audit committee (as defined in Rule 10A-3 of the Exchange Act) and with rules prescribed by the NYSE with respect to audit committee independence and responsibilities. As required by Rule 10A-3, the NYSE has proposed rules that would require the Company’s audit committee to: (a) be comprised of independent directors who are also directors on the Company’s Board of Directors; (b) have responsibility for the selection and oversight of the Company’s external auditors;

(c) establish a complaints procedure for employee concerns with respect to accounting or auditing matters; (d) have access to advisors; and (e) have adequate funding. The Company may decide to comply with the new requirements prior to July 31, 2005, if the final rules are adopted by the NYSE prior to that date. With respect to other corporate governance rules, the Company would be able to continue to follow its home country practices in lieu of NYSE standards, subject only to the requirement that the Company disclose any significant ways in which its corporate governance practices differ from those prescribed by the NYSE.

H.	Employees

At December 31, 2002, the Company employed 15,800 persons. The steel processing products segment employed 3,624 persons, the automotive batteries and related products segment employed 3,274 persons, the aluminum and other related products segment employed 4,059 persons, the steel and plastic construction products segment employed 4,651 persons, and 192 employees were employed at the holding company level. Of the total of 15,800 employees, 4,149 are employees based outside of Mexico.

The table below sets forth the number of employees at the end of 2000, 2001 and 2002:

	2000	2001	2002
IMSA ACERO	3,291	3,509	3,624

ENERMEX	3,887	3,838	3,274

IMSATEC	3,124	4,836	4,651

IMSALUM	4,035	4,004	4,059

CORPORATE	167	186	192

GRUPO IMSA	14,504	16,373	15,800

Each of the Company’s subsidiaries has entered into collective bargaining or similar agreements with respect to each of its production plants. As is typical in Mexico, such contracts generally have an indefinite term and provide for an annual salary review as well as a review of other terms and conditions, particularly fringe benefits, every two years. The Company has not experienced a strike in over 20 years and believes its relationship with labor unions is very good.

I.	Share Ownership

The table below sets forth the number of the Company’s shares owned by each person listed under “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

Name	Number of Shares
Eugenio Clariond Garza	(1)
Eugenio Clariond Reyes	(1)
Marcelo Canales Clariond	(1)
Santiago Clariond Reyes	(1)
Salvador Kalifa Assad	(2)
Ernesto Canales Santos	(2)
Benjamín Clariond Reyes	(1)
Andres Marcelo Sada	(2)
Ma Del Consuelo Canales de Valdés	(1)
Antonio del Valle Ruiz	(2)
Enrique Zambrano Benitez	(2)
José Gerardo Clariond Reyes	(1)
Eugenio Garza Herrera	(2)
Susana Canales de Odriozola	(1)
Enrique González González	(2)
Javier García de Anda	(2)
Oscar Maldonado Charles	(2)
Felipe Múzquiz Ballesteros	(2)
Arnulfo Chavez Treviño	(2)

María Clariond Reyes De la Garza	(1)
Arturo Caballero Padilla	(2)
Juan Carlos Zambrano Benítez	(2)
Antonio del Valle Perochena	(2)
Emilio González Lorda	(2)
Héctor Estrada Inda	(2)
Ricardo Garza Villarreal	(2)
Ninfa Clariond Reyes	(1)
Ruben Darío Rodríguez Jacobo	(2)
Daniel Butruille Ducancel	(2)

(1)	See table in Item 7. Major Stockholders and Related Party Transactions—Major Stockholders.
(2)	Share ownership is either zero or less than 1% of the total outstanding share capital of the Company.

Item 7     Major Stockholders and Related Party Transactions

J.	Major Stockholders

The following table sets forth, to the Company’s knowledge, certain information as of April 2, 2003, with respect to the beneficial ownership of the Company’s shares by the Canales Clariond and Clariond Reyes Family Groups (“Family Group”) (each such group a principal stockholder and all executive officers and directors of the Company as a group).

Name of Stockholder	B Units	% of Capital Stock	Equity Units	% of Capital Stock
Canales Clariond Family Group(1)(2)	162,000,000	28.78	80,694,894	14.34
Fernando Canales Clariond(1)(3)	40,500,000	7.20	21,298,000	3.78
Marcelo Canales Clariond(1)(3)	40,500,000	7.20	19,745,298	3.51
Susana Canales de Odriozola(1)(3)	40,500,000	7.20	19,850,298	3.53
María del Consuelo Canales deValdés(1)(3)	40,500,000	7.20	19,801,298	3.52

Clariond Reyes Family Group(2)(4)	162,000,000	28.78	68,277,275	12.13
Eugenio Clariond Reyes(4)(5)	27,000,000	4.80	13,475,415	2.39
Ninfa Clariond Reyes(4)(5)	27,000,000	4.80	1,829,000	0.32
Santiago Clariond Reyes(4)(5)	27,000,000	4.80	12,804,415	2.27
Benjamín Clariond Reyes(4)(5)	27,000,000	4.80	13,643,915	2.42
José Gerardo Clariond Reyes(4)(5)	27,000,000	4.80	13,208,115	2.35
María Clariond Reyes De de la Garza(4)(5)	27,000,000	4.80	13,316,415	2.37
The Trust(6)	324,000,000	57.55
All executive officers and directors as a group(7)	229,500,000	40.78	112,798,754	20.04

(1)	The Canales Clariond Family consists of Fernando Canales Clariond, Marcelo Canales Clariond, Susana Canales de Ordriozola and María del Consuelo Canales de Valdés. Although no formal voting arrangements exist, members of the Canales Clariond Family and members of the Clariond Reyes Family generally act in concert with respect to stockholder matters.
(2)	Such 162,000,000 B Units are held by the Trust.
(3)	Such 40,500,000 B Units are held by the Trust.
(4)	The Clariond Reyes Family consists of Eugenio Clariond Reyes, Ninfa Clariond Reyes, Santiago Clariond Reyes, Benjamín Clariond Reyes, José Gerardo Clariond Reyes and María Clariond de de la Garza. Although no formal voting arrangements exist, members of the Clariond Reyes Family and members of the Canales Clariond Family generally act in concert in respect to stockholder matters.
(5)	Such 27,000,000 B Units are held by the Trust.
(6)	The Trust holds 324,000,000 B Units. The Canales Clariond Family holds fifty percent of the beneficial ownership of the Trust and the Clariond Reyes Family holds 50% of the beneficial ownership of the Trust.
(7)	With respect to the Canales Clariond Family and Clariond Reyes Family, this reflects 40,500,000 B Units beneficially owned and 19,745,298 Equity Units owned by Marcelo Canales Clariond, 40,500,000 B Units beneficially owned and 19,850,298 Equity Units owned by Susana Canales de Odriozola, 40,500,000 B Units beneficially owned and 19,801,298 Equity Units owned by María del Consuelo Canales de Valdés, 27,000,000 B Units beneficially owned and 13,475,415 Equity Units owned by Eugenio Clariond Reyes, 27,000,000 B Units beneficially owned and 12,804,415 Equity Units owned Santiago Clariond Reyes, 27,000,000 B Units beneficially owned and 13,643,915 Equity Units owned by Benjamín Clariond Reyes and 27,000,000 B Units beneficially owned and 12,208,115 Equity Units owned by José Gerardo Clariond Reyes. All of such 229,500,000 B Units are held by the Trust.

Each of the Equity Units consists of three Series B Shares and two Series C Shares, which will be separable at the option of the holder in December, 2003. The Series B Shares generally have full voting rights. The Series C Shares generally are not entitled to vote, except on any action that would prejudice the rights of holders of the Series C Shares but not the rights of holders of all series of the Company’s shares.

Each B Unit consists of five Series B Shares, which will be separable at the option of the holder in December, 2003. The Principal Stockholders hold their B Units through the terms of a trust established under Mexican law, as described below.

As a result of their beneficial ownership of B Units, the Principal Stockholders are able to significantly influence matters affecting the Company, including those submitted to a vote of the Company’s stockholders, and have the ability to elect a majority of the Company’s Board of Directors and to approve the declaration, amount and payment of dividends and the issuance of debt and equity securities of the Company.

The Principal Stockholders have advised the Company that they may exercise their preemptive rights to subscribe for a sufficient number of Series B Shares so that they will own Series B Shares representing a majority of the outstanding Series B Shares, in connection with any increase in capital by the Company in the future.

The Principal Stockholders hold a portion of their Series B Shares in the form of B Units through the Trust. The Principal Stockholders intend to ensure that the Trust will hold at least 51% of the Series B Shares at any time outstanding. Each Family Group has beneficial ownership of 50% of the Trust. Under Mexican law, the trustee acts in all matters as directed by a management committee. The management committee for the Trust consists of four members, two of which are appointed by each Family Group. The Trust provides that the management committee will vote the B Units held by the Trust and that all B Units must be voted identically. In addition, sales of beneficial interests in the Trust are subject to a right of first refusal, first in favor of members of the Family Group of which the selling beneficiary is a member and secondly in favor of members of the other Family Group. Offers to sell to members of a Family Group will be made on a pro rata basis. If such beneficial interest has not been acquired pursuant to the exercise of the right of first refusal, it may be sold to persons outside both Family Groups. The Trust has a duration of 30 years and may be terminated at any time upon the affirmative vote of the owners of 75% of the beneficial interests in the Trust. Withdrawal of B Units from the Trust also requires the affirmative vote of the owners of 75% of the beneficial interests in the Trust.

K.	Related Party Transactions

During the period since the beginning of the Company’s preceding three financial years to the date hereof, the Company has not entered into any material related party transactions.

L.	Interests of Experts and Counsel

Not required because this Form 20-F is filed as an annual report.

Item 8     Financial Information

M.	Financial Statements

See Item 18 for the Company’s financial statements.

N.	Legal Proceedings

Neither the Company nor any of its subsidiaries is engaged in any material litigation or arbitration proceedings, and no litigation, arbitration or claim is known to the Company to be pending or threatened against the Company or any of its subsidiaries, which may have, or had in the recent past, significant effects on the Company’s financial position or profitability. As of the date of this annual report, the Company is involved in several legal actions arising in the ordinary course of business, most of which involve collection matters in which the Company is the plaintiff. In addition, the Company receives personal injury claims as part of the ordinary course of its ladder manufacturing business. The Company does not believe that the outcome of any such litigation or the cumulative effect of all current legal actions considered as a whole would have a significant effect upon the Company’s financial condition, future results of operations or cash flows as a whole.

O.	Dividends and Dividend Policy

All of the shares in the Company are entitled to the same dividend and distribution rights, and any dividends must therefore be declared and paid in equal amounts with respect to all outstanding shares. The Company paid cash dividends on its shares in 1998, 1999 and from 2001 to 2003. In December 1999, the Company paid dividends for the 1999 fiscal year, therefore no dividends were paid in 2000. The table below sets forth the cash dividends and stock dividends per share, as well as the number of shares entitled to such dividends, during the periods indicated. Dividend per share amounts have not been adjusted for inflation and reflect share amounts outstanding immediately prior to the distribution of such dividend. Peso amounts have been translated into dollars at the rate announced by Banco de Mexico on the first date on which the applicable dividend was available for payment.

Period	Payment Date	Number of Shares Entitled to Dividend	Cash Dividend Per Share	Cash Dividend Per Share	Exchange Rate on Payment Date
		(in millions)	(nominal pesos)	(dollars)
1998	Apr. 16	2,810.6	0.0534	0.006	8.4716
1998	Dec. 21	2,796.4	0.0715	0.007	9.7972
1999	Dec. 23	2,788.2	0.0670	0.007	9.3338
2001	Apr. 16	2,809.1	0.0516	0.005	9.7307
2002	Apr. 18	2,815.1	0.0648	0.007	9.4863
2003	Apr. 10	2,814.2	0.1153	0.011	10.7541

The Company historically has paid an annual dividend in respect of the previous year after approval by the Company’s stockholders at the annual general ordinary stockholders’ meeting, generally held in the first quarter of the following year. Such dividend is generally made available for payment shortly after such meeting.

The declaration, amount and payment of dividends are determined by majority vote of the holders of Series B Shares, generally, but not necessarily, on the recommendation of the Board of Directors and will depend on the Company’s results of operations, financial condition, cash requirements, future prospects, general business conditions in the market where it operates and other factors (including any financial covenants in the Company’s debt instruments which may limit the Company’s ability to pay dividends) deemed relevant by the Board of Directors and the holders of Series B Shares. There can be no assurance as to the amount of the dividend, if any, to be paid in a particular year. Furthermore, due to its holding company structure, the Company’s ability to pay dividends is dependent upon its operating subsidiaries’ ability to pay dividends or make other payments to the Company. The Company’s Principal Stockholders are able to elect the majority of the members of the Board of Directors of the Company and, as a result, have the power to determine the outcome of actions requiring the approval of the Board of Directors and the stockholders, including the declaration of dividends.

The Ley General de Sociedades Mercantiles (“Mexican General Law of Commercial Companies”) and the Company’s by-laws require that 5% of the Company’s net income each year be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the Company’s capital stock. As of December 31, 2002, the Company’s legal reserve was Ps 853 million or 20% of the Company’s capital stock. Usually, Mexican corporations pay dividends out of earnings (including retained earnings) after an allocation to the legal reserve. Under Mexican tax law, the Company will be required to pay tax at a rate of 35% on 1.5152 times the amount of any such dividend if such dividend is paid from earnings that have not been subject to income tax. As of December 31, 2002, the Company had Ps 1,037 million of net taxable income that could be distributed to stockholders free of any such tax liability.

While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to dollars, no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy would adversely affect the Depositary’s ability to convert dividends received in pesos into dollars for purposes of making distributions to holders of ADSs. See “Item 10. Additional Information—Exchange Controls.”

Item 9     The Offer and Listing

The Company’s Equity Units are traded on the Mexican Stock Exchange and the ADSs are traded on the NYSE. On December 11, 1996, the Company listed its Equity Units on the NYSE in the form of ADSs under the ticker symbol “IMY”. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued pursuant to a Deposit Agreement, dated as of December 16, 1996, among the Company, The Bank of New York, the registered holders of ADRs and the owners of a beneficial interest in book-entry ADRs pursuant to which the ADRs are issued.

At December 31, 2002, ADRs evidencing 3,848,060 ADSs were outstanding (equivalent to 34,632,540 Equity Units or 6.2% of the total number of shares outstanding). It is not practicable for the Company to determine the number of ADRs beneficially owned by U.S. persons.

The Series B Shares and the Series C Shares comprising the Equity Units and the Series B Shares comprising the B Units will for at least six years from the IPO be transferable on the books of the Company only as Equity Units or B Units, as the case may be, and not be separately transferable. The Company does not currently intend to list the B Units on any exchange. See “Item 7. Major Stockholders and Related Party Transactions—Major Stockholders”.

The table below sets forth the high and low trading prices for the Company’s Equity Units as traded on the Mexican Stock Exchange and for the Company’s ADSs in U.S. dollars as traded on the NYSE for the periods indicated. See “Item 3. Key Information—Selected Financial Data—Exchange Rate” for information with respect to exchange rates applicable during the period set forth below.

	Mexican Stock Exchange		New York Stock Exchange
	Per Equity Unit (11)		Per ADS (1) (2)
	High	Low	High	Low
1997	Ps 27.00	Ps 16.43	$27.00	$16.44
1998	21.50	7.28	23.50	6.50
1999	19.50	10.30	18.88	8.50
First Quarter 2000	18.00	13.18	17.50	12.69
Second Quarter 2000	18.38	13.30	16.50	12.50
Third Quarter 2000	16.80	9.30	15.81	9.13
Fourth Quarter 2000	11.00	6.20	11.00	5.50
2000	18.38	6.20	17.50	5.50

First Quarter 2001	8.60	6.04	8.22	5.75
Second Quarter 2001	9.05	6.99	9.03	6.70
Third Quarter 2001	9.10	7.60	9.05	6.79
Fourth Quarter 2001	9.70	7.20	10.75	6.98
2001	9.70	6.04	10.75	5.75

First Quarter 2002	13.00	9.50	13.25	8.95
Second Quarter 2002	17.19	13.11	16.00	11.70
Third Quarter 2002	15.55	11.94	14.48	10.49
Fourth Quarter 2002	14.70	12.05	12.90	10.70
2002	17.19	9.50	16.00	8.95

January 2003	14.30	12.80	12.31	10.12
February 2003	12.65	11.75	10.11	9.69
March 2003	12.55	12.05	10.90	9.77
April 2003	14.60	10.49	13.02	10.48
May 2003	14.80	13.80	13.00	12.21

(1)	The Equity Units began trading on the Mexican Stock Exchange on December 11, 1996, and the ADSs began trading on the NYSE on December 11, 1996.
(2)	Each ADS represents 9 Equity Units.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. It is organized as a corporation, was founded in 1894 and has operated continuously since 1907. Trading on the floor of the Mexican Stock Exchange is conducted exclusively by the 21 brokerage firms that are stockholders of the exchange. Trading of securities on the Mexican Stock Exchange takes place between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Each trading day is divided into six trading sessions with ten-minute periods separating each session. Lot sizes start from 100 shares. Brokerage firms are permitted to buy odd lots for their own account. Trades in securities listed on the Mexican Stock Exchange may also be effected off the Exchange, subject to certain requirements. However, due primarily to Mexican tax considerations, most transactions in listed securities are effected through the Exchange. There is no formal over-the-counter market for securities in Mexico. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to the Equity Units, because they trade outside Mexico in the form of ADSs. In addition, the Mexican Stock Exchange can suspend trading in a security (including those not subject to the automatic suspension system described above) for up to five days if it determines that disorderly trading is occurring with respect thereto. Any increase in the length of the suspension period beyond five days is subject to the prior approval of Comisión Nacional Bancaria y de Valores (“CNBV”).

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlements, even by mutual agreement, are not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

The Mexican Stock Exchange is Latin America’s second largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions by institutional investors.

Item 10     Additional Information

P.	Share Capital

Not required because this Form 20-F is filed as an annual report.

Q.	Memorandum and Articles of Incorporation

Set forth below is a brief description of certain significant provisions of the Company’s bylaws. This description does not purport to be complete and is qualified by reference to the Company’s bylaws, which were previously filed as Exhibit 3 to Form F-1, Registration No. 333-5966 filed with the SEC on November 7, 1996, and by reference to the amendments to the bylaws, which were previously filed as Exhibit 1.1 to Form 20-F, filed with the SEC on July 1, 2002. The following discussion summarizes some of the important aspects of the Company’s bylaws.

Organization and Register

The Company is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico. The Company’s deed of incorporation and bylaws were executed on October 15, 1976, and were registered in the Public Registry of Commerce in Monterrey, N.L. on December 16, 1976, under the number 583, folio 257, volume 217, book 3, second auxiliary, in the commerce section. The Company shall have a term of 99 years, as of the date of inscription of the notarized minutes of the stockholders’ meeting that passed the resolution to amend all the corporate bylaws as registered at the Mexico City Business Public Registry.

Purpose

The Company is a Mexican holding company, with core businesses consisting of: (i) steel processing products, (ii) automotive batteries and related products, (iii) steel and plastic construction products and (iv) aluminum and other related products. Article Four of the bylaws provides that the Company’s purpose is to promote, organize, incorporate, exploit and acquire interests in the capital stock or equity of any type of profit or non-profit organization engaged in manufacturing, commerce, services or any other type of operations, whether Mexican or foreign, and participate in the administration or liquidation thereof, as well as other purposes related thereto.

Board of Directors

Management of the Company is vested in its Board of Directors. According to the bylaws, the Board of Directors consists of a number of directors determined annually by the Company’s stockholders at an ordinary general stockholders’ meeting, which may never be less than seven and will be limited to 20, each of whom is elected for a term of one year. Each alternate director is authorized to serve on the Board of Directors in place of its respective director who is unable to attend meetings or otherwise participate in the activities of the Board of Directors. The Board of Directors has the general power to issue debt instruments on behalf of the Company.

Any minority stockholder of Series B Shares representing at least 10% of the capital stock is entitled to designate one director and his or her alternate as provided above. When these appointments are complete, the other directors are appointed by a simple majority of votes of the attending shares, without counting the votes of those minority stockholders who have made the aforementioned appointments.

Under the Mexican Corporations Law, if a director has a conflict of interest with regard to a matter to be considered by the Board of Directors, the director is required to disclose that conflict of interest before the discussion and vote on the matter. The director is required to refrain from participating in a discussion of the merits of the action and to refrain from voting on any matter related to such conflict.

Directors’ compensation is decided in ordinary general stockholders’ meetings in the same manner as any other matter considered therein. See “— Stockholder Meetings.” There is no age limit requirement for retirement of directors.

Capital Stock

The capital stock of the Company is variable. At April 2, 2003, the common stock was composed of 2,814,190,790 registered common shares, without par value, divided into 2,336,514,474 Series B Shares with voting rights and 477,676,316 Series C Shares without voting rights. All of the shares constitute the fixed portion of the Company’s capital stock and carry the same rights and privileges, except with respect to voting rights, as described below. The bylaws provide that the variable portion of the capital stock of the Company is limited to no more than ten times the value of the minimum fixed capital. There were no shares representing the variable portion of the capital stock outstanding at April 2, 2003.

At April 2, 2003, the Company held 982,000 repurchased shares in treasury, which it plans to sell within a year of purchase.

Under Article Eight of the bylaws, each Series B Share confers on the holder the right to attend stockholders’ meetings and the right to one vote per share. Each Series C Share may vote only in those special meetings of holders of Series C Shares dealing with cancellation of inscription of the Series C Shares or other securities that represent them in the Securities or Special Section of the Mexican National Securities Registry or de-listing from any domestic or foreign stock exchange where the Series C Shares have been listed. The above is not applicable in the case of cancellation of inscription in quotation systems or other markets that are not organized as stock exchanges. Holders of Series C Shares are not entitled to attend general stockholders’ meetings other than as described above. Series C Shares entitle their holders to the same ownership and economic rights applicable to Series B Shares, including profit sharing and preemptive rights to subscribe (proportionately to their own holdings) to any new shares issued by the Company, within the restrictions and subject to the terms provided in the bylaws. See “— Preemptive Rights”.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of that series, and a holder of shares of that series would be entitled to judicial relief against any such action taken without such a vote. The determination whether any action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for stockholder action. A negative determination would be subject to judicial challenge by an affected stockholder, and, in such case, the necessity for a class vote would ultimately be determined by a Mexican court of law. There are no other procedures for determining whether a proposed stockholder action requires a class vote, and Mexican law does not provide much guidance on the criteria to be applied in making such a determination.

Each of the Company’s Equity Units consists of three Series B Shares and two Series C Shares which are not separable for a period of at least six years. The Series B Shares generally have full voting rights. The Series C Shares generally are not entitled to vote, except on any action that would prejudice the rights of holders of the Series C Shares but not the rights of holders of all series of the Company’s shares.

Each of the Company’s B Units consists of five Series B Shares which are not separable for a period of at least six years. As a result of their beneficial ownership of a majority of B Units, the Principal Stockholders are able to determine the outcome of matters affecting the Company, including those submitted to a vote of the Company’s stockholders, and have the ability to elect a majority of the members of the Company’s Board of Directors and to approve the declaration, amount and payment of dividends and the issuance of debt and equity securities of the Company, among other matters. The Principal Stockholders hold their B Units under the terms of a voting trust established under Mexican law, as described below. An English translation of the trust agreement was filed with the SEC as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 1996. The following two paragraphs summarize some of the important aspects of the trust agreement.

The Principal Stockholders have advised the Company that they intend to ensure that they hold, through the Trust, at least 51% of the Series B Shares outstanding at any time. The Principal Stockholders have advised the Company that in connection with any increase in capital by the Company in the future, they plan to exercise their preemptive rights to subscribe for a sufficient number of Series B Shares so that they will continue to own a number of Series B Shares representing a majority of the outstanding Series B Shares. See “—Preemptive Rights.” Each Family Group has beneficial ownership of 50% under the terms of the Trust.

Under Mexican law, the trustee acts in all matters as directed by a trust management committee. The trust management committee consists of four members, of which two are designated by each Family Group. The Trust provides that the management committee will vote the B Units held by the Trust and that all such B Units must be voted together on each matter put to a vote. Sales of beneficial interests in the Trust are subject to a right of first refusal, in favor of members of the Family Group. Offers to sell to members of a Family Group must be made on a pro rata basis. If such beneficial interest has not been acquired pursuant to the exercise of such right of first refusal, it may be sold to persons outside both Family Groups. The Trust has a duration of 30 years and may be terminated at any time upon the affirmative vote of the owners of 75% of the beneficial interests in the Trust.

Dividends

All of the Company’s shares are entitled to the same dividend and distribution rights, and any dividends must be declared and paid in equal amounts with respect to all outstanding shares.

The declaration, amount and payment of dividends are determined by majority vote of the holders of Series B Shares, generally, but not necessarily, on the recommendation of the Board of Directors. Any such recommendation will depend on the Company’s results of operations, financial condition, cash requirements, future prospects, general business conditions in the markets in which it operates and other factors (including any financial covenants in the Company’s debt instruments which may limit the Company’s ability to pay dividends) deemed relevant by the Board of Directors and the holders of Series B Shares. There can be no assurance as to the amount of the dividend, if any, to be paid in a particular year. Furthermore, due to its holding company structure, the Company’s ability to pay dividends is dependent upon its operating subsidiaries’ abilities to pay dividends or make other payments to the Company. The Company’s Principal Stockholders currently hold a majority of all outstanding voting stock and elect the majority of the members of the Board of Directors of the Company and, as a result, have the power to determine the outcome of actions requiring the approval of the Board of Directors and the stockholders, including the declaration of dividends.

Stockholders Meetings

Stockholders’ meetings may be general or special, and general stockholders’ meetings may be extraordinary or ordinary. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Law of Commercial Corporations, including, principally, amendment of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the de-listing of the Company’s shares (except from quotation systems or other markets not organized as stock exchanges), or they may be called to pass a resolution for the creation of Equity Units. All other general stockholder’s meetings are ordinary. Ordinary general stockholders’ meetings are held at least once each year, in the first four months following the close of each fiscal year. Special stockholders’ meetings are those that meet to address matters that could affect the rights of a particular class of shares and are subject to the procedural provisions applicable to extraordinary general stockholders’ meetings.

Generally, the Board of Directors or the statutory auditors call stockholder meetings; however, stockholders representing at least 10% of the capital stock of the Company (with regard to matters on which holders of Series C Shares may vote, as described above) or stockholders representing at least 10% of the Series B Shares (with regard to matters on which holders of Series C Shares may not vote) may request in writing, at any time, that the Board of Directors or the statutory auditors call a meeting of the stockholders to discuss the matters specified in their request.

Notice of extraordinary and ordinary general stockholders’ meetings must be published in the Diario Oficial de la Federación (“Official Gazette of Mexico”) or in a newspaper of general circulation in the Company’s domicile at least fifteen calendar days prior to the meeting. Notice of special stockholders’ meetings must be published in the Official Gazette of Mexico or in a newspaper of general circulation in the Company’s domicile at least eight calendar days prior to the meeting.

Stockholders who are recorded on the stockholder registry as holders of one or more shares of the Company must be admitted to stockholders’ meetings. The stockholder registry will be closed the day before the date set for a meeting. In order to attend a meeting, stockholders must deposit their shares or their deposit voucher issued by the institution in which their securities are deposited in return for an admission card which will give them access to the meeting. Shares or vouchers deposited for the purpose of attending stockholders meetings are returned after the meeting adjourns.

The quorum for an ordinary general stockholders’ meeting is 51% of the Series B Shares, and resolutions passed thereby require a majority of the votes present to be valid. If a quorum is not obtained, a second meeting may be called pursuant to which action may be taken by a majority of those Series B Shares present, regardless of the number of such shares.

The quorum for an extraordinary general stockholders’ meeting held to address matters where Series C Shares are not entitled to vote is 75% of the outstanding Series B Shares, and resolutions passed thereby require a favorable vote of at least 51% of the outstanding Series B Shares to be valid. Any change to the required attendance and voting quorums in extraordinary stockholders meetings requires the favorable vote of at least 95% of the total shares of capital stock, as well as the prior authorization of the Mexican Banking and Securities Commission.

Special stockholders’ meetings must abide by the rules of procedure applicable to the extraordinary general stockholders’ meetings.

Extraordinary stockholders’ meetings held to address matters where Series C Shares are entitled to vote will be legally convened under first or further notice when at least 75% of shares representing the total capital stock are present and, to be valid, resolutions passed thereby will require a favorable vote of at least 51% of all the shares of capital stock.

Preemptive Rights

In the event of a capital increase in cash, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series; provided that such right will not apply in the case of a capital increase in connection with (i) a merger; (ii) convertible debt; (iii) a public offering; (iv) an increase in the capital stock by paying any issued shares in kind or by canceling liabilities owed to the Company; and (v) repurchase of shares in the market by the Company.

Preemptive rights must be exercised within the time period set by the stockholders’ meeting that authorizes the capital increase, which may not be less than 15 days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in the Company’s domicile.

After the above-mentioned term expires, any shares which have not been subscribed to by the stockholders pursuant to their preemptive rights may be offered for subscription and payment under the terms and conditions determined by the stockholders’ meeting which authorized the capital stock increase or any other terms determined by the Board of Directors or the delegates designated by the stockholders’ meeting for this purpose.

Reductions in Capital Stock

Except for those reductions in capital stock resulting from the repurchase by the Company of its shares as permitted under Article Ten of the bylaws, the capital stock of the Company may be reduced pursuant to a resolution passed by the ordinary or extraordinary stockholder’s meeting, as the case may be. Reductions in the minimum fixed portion of the capital stock must be authorized by an extraordinary general stockholders’ meeting, with a subsequent amendment of the bylaws as provided under the Mexican Corporations Law. Reductions in the variable portion of the capital stock, other than the repurchase by the Company of its shares as permitted under Article Ten of the bylaws, may be authorized by an ordinary general stockholders’ meeting. The minutes from such a meeting must be subsequently notarized but are not required to be filed with the Public Registry of Commerce.

Any capital stock reduction must be effected in such a manner that Series C Shares do not exceed a maximum percentage of 25% of the total capital stock, as provided under Article Six of the bylaws. Reductions in capital stock may be effected to absorb losses, redeem stockholders or release them from unpaid balances, allow holders of shares in the variable portion of the capital stock to withdraw or allow repurchase of shares by the Company under Article Ten of the bylaws.

In the event that reductions in capital stock are effected to redeem the stockholders, redemptions must be made on a pro-rata basis; provided, however, that the redemption value may not be less than the book value of the shares set forth in the last preceding financial statements approved by an ordinary general stockholders’ meeting.

Reductions in the variable portion of the capital stock may be effected through a partial or total withdrawal by the stockholders, upon notice to the Company as provided under Article 220 of the Mexican Corporations Law, effective: (i) at the close of the current fiscal year if received prior to the last quarter of the year or (ii) at the close of the next fiscal year if received thereafter. Notwithstanding, the stockholders may not exercise their right of withdrawal if it results in a reduction of the fixed non-redeemable portion of the capital stock below the required minimum.

In the event that the Company receives withdrawal requests that will result in a reduction of the capital stock below the required minimum, the Company will be bound to honor only those requests that will not have this consequence, in the order of receipt.

In the event that the Company receives several divestment requests simultaneously which altogether may cause a reduction of the capital stock to less than the minimum, the Company will redeem only those shares that will not cause such effect, and redemption will be effected proportionately, with regard to each applicant stockholder.

The withdrawal procedures, in addition to the provisions of Articles 220 and 221 of the Mexican Corporations Law, are subject to a payable redemption value equal to the lesser of: (i) 95% of the market value obtained from the average closing price per share during the 30 trading days preceding the day upon which the redemption will be effective or (ii) the book value per share in the financial statements of the fiscal year when the withdrawal is to take place, as previously approved by the ordinary general stockholders’ meeting.

Except for reductions in the capital stock derived from repurchase by the Company of its shares under Article Ten of the bylaws, any reduction in the capital stock must be entered in the registry maintained for this purpose by the Company.

Redemption of Shares with Distributable Profits

Under Article 16 of the bylaws, an extraordinary general stockholders’ meeting may authorize a redemption of shares with distributable profits without reducing the capital stock pursuant to Article 136 of the Mexican Corporations Law. Redemption may be effected, at the election of the extraordinary stockholders’ meeting, as follows: (i) proportionately among stockholders in such a manner that, after the redemption, they hold the same percentage of shares representing capital stock and equity that they held before the redemption; (ii) in the case of shares traded on a stock exchange, as dictated by the pricing, terms and other conditions determined by the stockholders’ meeting, which may in turn delegate this authority to the Board of Directors or special delegates; and (iii) under no circumstances may shares be redeemed in such a manner that the Series C Shares exceed the maximum ratio provided under Article Six of the bylaws and described above.

Redeemed shares, together with their respective certificates and titles, will be cancelled.

Liquidation Procedure

Under the bylaws, the Company will be liquidated upon dissolution, for which purpose the general stockholders’ meeting will appoint one or more liquidators and their respective deputies, who will have the powers provided under the law or as determined and conferred upon them by the general stockholders’ meeting that appoints them.

In the performance of their duties, the liquidators will proceed as instructed by the stockholders’ meeting or, in the absence of these instructions, as provided in the Mexican Corporations Law based on the following precepts: (i) to conclude any pending business in the manner they deem best; (ii) to pay credits and loans with the proceeds of the sales of corporate assets, if necessary; (iii) to prepare the final liquidation balance sheet; and (iv) upon approval of the final liquidation balance sheet, to distribute the remaining cash assets equally among the stockholders in proportion to the number of shares they hold and the stated value thereof.

R.	Material Contracts

For a summary of any material contract entered into by the Company or any of its consolidated subsidiaries outside of the ordinary course of business during the last two years, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.

S.	Exchange Controls

Capital Controls

The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or other currencies. Except for the period from September 1 through December 20, 1982, Banco de Mexico has made foreign currency available to private sector companies. The foreign currency the Company needs to service its foreign currency obligations, including its outstanding securities, has been available in the open market.

Foreign Investment Legislation

Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Ley de Inversión Extranjera (the “Foreign Investment Law”), which became effective on December 29, 1993 and replaced the 1973 law on the same subject, and by the Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversión Extranjera (the Foreign Investment Regulations), which was issued in 1988. The Ministry of Commerce and Industrial Development and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

Foreign investors may freely participate in up to 100% of the capital stock of Mexican companies or entities. However, the Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and certain other activities exclusively for Mexican individuals or Mexican corporations (in each case, to which specific foreign investments regulations apply). The Foreign Investment Law also limits the participation of non-Mexican investors to certain percentages in regard to companies engaged in certain other activities specified therein. As part of the existing restrictions, an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock in existing companies with assets exceeding the amount to be established annually by the Foreign Investment Commission. Mexican corporations, however, are allowed by the Foreign Investment Law to issue non-voting stock or stock with limited voting rights to foreign investors (“Inversión Neutra”) which stock is not considered for purposes of the maximum percentages set forth in the Foreign Investment Law. Mexican and non-Mexican nationals will be entitled to hold, and to exercise the rights of a holder of, the Equity Units, the Series B Shares and the Series C Shares. The Principal Stockholders have advised the Company that they intend to maintain a control position directly in the form of Series B Shares. Pursuant to the Foreign Investment Law, unless appropriate authorization is obtained, such control position may be transferred only to Mexican nationals.

T.	Taxation

This section summarizes certain United States federal income and Mexican tax consequences of owning Equity Units or ADSs. It applies only to investors that hold Equity Units or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning Equity Units or ADSs. It does not address special classes of holders, some of whom may be subject to special rules, including:

•	tax exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to mark to market,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of the voting stock of the Company,

•	investors that hold Equity Units or ADSs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

This section is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and Mexico as in effect on the date hereof, as well as on the Convention Between the United States and Mexico for the Avoidance of Double Taxation and Prevention of Fiscal Evasion With Respect to Income Taxes and its accompanying protocol (collectively, as amended, the “Treaty”). These laws are subject to change (or changes in interpretation), possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, an investor is a U.S. holder if the investor is a beneficial owner of Equity Units or ADSs and is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source or

•	a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

An investor who is a U.S. holder is an “eligible U.S. holder” if:

•	the investor is a resident of the United States for purposes of the Treaty,

•	either the investor’s Equity Units and/or ADSs are not attributable to a permanent establishment or fixed base that the investor maintains in Mexico, or the investor’s Equity Units and/or ADSs are so attributable but the investor does not carry on, and has not carried on business through the permanent establishment or fixed base (including, in the case of an individual investor, performing independent personal services) and

•	the investor is otherwise eligible for benefits under the Treaty with respect to income and gain from the Equity Units or ADSs.

For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico, unless he has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that he has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it was created under Mexican law or it has its business management located in Mexico. An individual is presumed to be a resident of Mexico if he is a Mexican citizen, unless such person or entity can demonstrate the contrary. If a legal entity is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

In general, and taking into account the earlier assumptions, for United States federal income and Mexican tax purposes, holders of ADSs or of ADRs evidencing ADSs will be treated as the owners of the Equity Units represented by those ADSs. Exchanges of Equity Units for ADSs, and ADSs for Equity Units, generally will not be subject to United States federal income tax or to Mexican tax.

You should consult your tax advisor regarding the United States federal, state and local and the Mexican and other tax consequences of your owning and disposing of Equity Units and ADSs. In particular, you should confirm your status as an eligible U.S. holder with your advisor, and should discuss any possible consequences of failing to qualify as an eligible U.S. holder.

Taxation of Dividends

Mexican Tax Considerations

Beginning in 2002, dividends paid to holders (Mexican individuals and foreign residents) with respect to the Company’s shares (including shares comprising Equity Units represented by ADSs) are not subject to a tax withholding.

The Company will be required to pay tax at a rate of 34% on 1.5152 times the amount of any dividend if the dividend is paid from earnings that have not been subject to income tax.

U.S. Tax Considerations

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation for

U.S. holders. Dividends paid to a noncorporate U.S. holder after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the individual holds the Equity Units or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, and that meet other holding period requirements. Dividends paid by the Company with respect to the Equity Units or ADSs will be qualified dividend income. The gross amount of the dividend payment includes any Mexican tax that may be withheld from the dividend payment, even though U.S. holders will not actually receive this amount. The dividend is taxable to a U.S. holder when the U.S. holder, in the case of the Company’s shares (including shares comprising Equity Units), or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a U.S. holder must include in income will be the U.S. dollar value of the peso payments made, determined at the spot Mexican peso/U.S. dollar rate on the date the dividend distribution is includable in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss, and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a return of capital, to the extent of a U.S. holder’s basis in the U.S. holder’s Equity Units or ADSs, and thereafter as capital gain.

Subject to certain limitations, any Mexican tax withheld in accordance with the Treaty and paid over to Mexico will be creditable against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Mexican laws or under the Treaty, the amount of tax withheld that is refundable will not be eligible as a credit against the United States federal income tax liability. Dividends will constitute income from sources outside the United States but generally will be “passive income” (or, in the case of certain holders, “financial services income”), which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to U.S. holders.

Distributions of additional shares to U.S. holders with respect to their shares comprising Equity Units or ADSs, if made as part of a pro rata distribution to all stockholders of the Company, generally will not be subject to United States federal income tax.

Dividends paid to non-U.S. holders in respect of Equity Units or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with their conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting a non-U.S. holder to United States taxation on a net income basis. In such cases, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder. For corporate non-U.S. holders, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax”. A non-U.S. holder may be subject to a branch profits tax at a reduced rate if they are eligible for the benefits of an income tax treaty that provides for a reduced rate.

Taxation of Capital Gains

Mexican Tax Considerations

In 2002, income from the sale of Equity Units by Mexican individuals and foreign residents was exempt from any Mexican tax if the transaction was carried out through any Mexican Stock Exchange concessioned under the Securities Market Law, provided that the transaction that did not prevent the sellers from accepting more competitive offers than those received before and during the sale period.

U.S. Tax Considerations

Subject to the PFIC rules discussed below, upon a sale or other disposition of Equity Units or ADSs, a U.S. holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in such Equity Units or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held more than one year. Additionally, the gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. holders will not be subject to United States federal income tax on gain recognized on the sale or other disposition of Equity Units or ADSs unless: (i)the gain is “effectively connected” with the conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting an individual to United States taxation on a net income basis; or (ii) an individual, present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

“Effectively connected” gains that are recognized by corporate non-U.S. holders may also, under certain circumstances, be subject to an additional “branch profits tax”. The non-U.S. holder may be subject to branch profits tax at a reduced rate if they are eligible for the benefits of an income tax treaty that provides for a reduced rate.

Additional U.S. Tax Considerations

PFIC Rules

The Company believes that Equity Units or ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, the Company will be a PFIC with respect to a U.S. holder if for any taxable year in which the U.S. holder held Equity Units or ADSs of the Company: (i) at least 75% of the Company’s gross income for the taxable year is passive income; or (ii) at least 50% of the value, determined on the basis of a quarterly average, of the Company’s assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If the Company is treated as a PFIC, a U.S. holder will be subject to special rules with respect to: (i) any gain realized on the sale or other disposition of Equity Units or ADSs; and (ii) any excess distribution that the Company makes to a U.S. holder (generally, any distributions during a single taxable year that are greater than 125% of the average annual distributions received in respect of the Equity Units or ADSs during the three preceding taxable years or, if shorter, the holding period for the Equity Units or ADSs).

Under these rules: (i) the gain or excess distribution will be allocated ratably over the holding period for the Equity Units or ADSs; (ii) the amount allocated to the taxable year in which the U.S. holder realized the gain or excess distribution will be taxed as ordinary income; (iii) the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and (iv) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Dividends that a U.S. holder receives from the Company will not constitute qualified dividend income to the U.S. holder if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that a U.S. holder receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, a U.S. holder must include the gross amount of any such dividend paid out of the Company’s accumulated earnings and profits (as determined for United States federal income tax purposes) in the U.S. holder’s gross income, and it will be subject to tax at rates applicable to ordinary income.

A U.S. holder who owns Equity Units or ADSs during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

Other Mexican Taxes

There are no Mexican inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the Company’s shares, Equity Units or ADSs, provided, however, that gratuitous transfers of shares, Equity Units or ADSs may in certain circumstances cause a Mexican federal tax to be imposed on the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of the Company’s shares, Equity Units or ADSs.

Brokerage fees on securities transactions carried out through the Mexican Stock Exchange are subject to a 15% value added tax.

U.	Dividends and Paying Agents

Not required because this Form 20-F is filed as an annual report.

V.	Statement by Experts

Not required because this Form 20-F is filed as an annual report.

W.	Documents on Display

The Company is subject to the informational requirements of the Mexican National Banking and Securities Commission and the Mexican Stock Exchange and files reports and other information relating to its business, financial condition and other matters with the National Banking and Securities Commission and the Mexican Stock Exchange. Such reports, statements and other information, including the Company’s publicly-filed financial statements, may be inspected at the public reference facilities of the National Banking and Securities Commission and Mexican Stock Exchange maintained in Mexico City.

The Company is required to file annual and special reports and other information with the SEC. Any documents filed by the Company with the SEC may be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the Company’s offices located at Avenida Batallón de San Patricio No. 111, Piso 26, Fracc. Valle Oriente, San Pedro, Garza García, N.L. 66269 Mexico and Avenida Vasconcelos No. 195 Ote., Col. Santa Engracia, San Pedro Garza García, N.L. Mexico.

X.	Subsidiary Information

Not required because this Form 20-F is filed as an annual report.

Item 11     Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to a number of different market risks arising from its normal business activities and is a party to several interest rate swap arrangements, described below, for risk management purposes; it does not enter into or hold any market risk sensitive instruments for trading purposes. Market risk is the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets, liabilities or expected future cash flows. The discussions below contain certain forward-looking statements.

Interest Rate Risk

The Company is exposed to interest rate risk primarily through certain long-term debt instruments to which it is a party. The terms of the principal debt instruments, all of which bear interest at variable rates, are listed in the following table.

Ps (million)
Syndicated credit for $380 million divided in three parts:
$120 million with semiannual payments until 2003; interest to be paid quarterly at LIBOR plus 1%.

—$150 million with six semiannual payments of $15 million and a final payment of $60 million in August 25, 2005; interest to be paid quarterly at LIBOR plus 1.125% for the first year, LIBOR plus 1.25%, 1.375% and 1.5% until its maturity.

—$110 million with four semiannual payments of $27.5 million starting in February 2005; interest to be paid quarterly at an annual rate of LIBOR plus 1.375%, 1.5%, 1.625%, 1.75% and 1.75% during the life of the contract. IMSA ACERO, IMSATEC and IMSALUM are guarantors of the credit	3,160
Syndicated credit for $155 million with maturity in 2005, interest is payable quarterly at rate of LIBOR plus 1.125% for the first two years and LIBOR plus 1.25% for the third and fourth years; principal is payable quarterly starting May 2003	1,606
Loan for $108.2 million with Citibank with one bullet payment in September 2006, the interest is payable semiannually at a rate of LIBOR plus 2.35%	1,121

Ps (million)
Loan for $90 million with ING Bank with one bullet payment in August 2008, the interest is payable semiannually at a rate of LIBOR plus 0.98%	933
Loan for $73.1 million with JPMorgan Bank Boston with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.11%	757
Loan for $31.3 million with JPMorgan with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.28%	324
Loan for $30 million with BBVA Bancomer with one bullet payment in September 2004, the interest is payable semiannually at a rate of LIBOR plus 0.89%	311
Loan for $24.8 million with BBVA Bancomer with one bullet payment in November 2005, the interest is payable semiannually at a rate of LIBOR plus 0.87%	257

The carrying amounts of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate. The Company’s long-term debt consists of debt instruments that bear interest at variable rates tied to market indicators and as such the carrying values are not materially different from the estimated fair market values at December 31, 2002.

The Company has issued a “medium term note” and five “peso bonds” in the Mexican financial market for a total amount of Ps 3,453 million, equivalent to $357.4 million. The medium term note and each of the peso bonds are at different rates and terms. The payment of the principal of the “medium term note” and the peso bonds will be one bullet payment at the due date also detailed in the table below, together with the related Swaps.

Because the Company’s revenues are closely tied to the performance of the U.S. dollar, the Company, through the use of combined swaps, has converted its fixed and variable rates and proceeds from these medium term note and peso bonds into dollars, with terms and conditions as described in the relevant note.

Original Issue Date		Amount in million of Mexican Pesos	Interest Rate in Pesos		Amount in Million Dollars	Interest Rate in Dollars	Due Date
06-Sep-00	Medium Term Note IMSA P00	Ps1,000	Cetes (182 days) + 1.80	Citibank	$108.2	LIBOR + 2.35	06-Sep-06
06-Sep-02	Pesos Bond IMSA 02-3	900	Cetes (182 days) + 1.40	ING Bank	90.0	LIBOR + 0.98	28-Aug-08
30-May-02	Peso Bond IMSA 02-2	700	10.22%	JPMorgan / BankBoston	73.1	LIBOR + 1.11	24-May-07
30-May-02	Peso Bond IMSA 02	300	Cetes (182 days) + 1.15	JPMorgan	31.3	LIBOR + 1.28	24-May-07
06-Sep-02	Peso Bond IMSA 02-4	300	10.30%	BBVA Bancomer	30.0	LIBOR + 0.89	02-Sep-04
28-Nov-02	Peso Bond IMSA 02-5	253	11.20%	BBVA Bancomer	24.8	LIBOR + 0.87	30-Nov-05

		Ps3,453			357.4

Foreign Currency Exchange Rate Risk

Although a portion of the Company’s sales is made in other currencies, the Company’s monetary assets and monetary liabilities at any given time are denominated almost exclusively in U.S. dollars. The situation exposes the Company to foreign currency exchange rate risk, as a result of variations in the value of the Mexican peso with respect to the U.S. dollar. During the years ended December 31, 2002 and 2001, the Mexican peso experienced devaluation and appreciation with respect to the U.S. dollar of approximately 13% and 4%, respectively. The exchange rates as published by the Banco de Mexico of the Mexican peso to the U.S. dollar as of December 31, 2002 and 2001 were Ps 10.3613 and Ps 9.1692, respectively.

The Company’s consolidated assets and liabilities include inventories and fixed assets purchased with foreign currencies and other monetary assets and liabilities denominated in foreign currencies. Such amounts, stated in U.S. dollars and their Mexican peso equivalents, are as follows:

	Millions of U.S. Dollars	Mexican Peso Equivalents
Inventories	$363	Ps	3,761
Fixed assets	1,178		12,206
Monetary assets	299		3,098
Monetary liabilities	1,175		12,175

The Company’s monetary assets as of December 31, 2002 consisted of $37 million in cash and cash equivalents, $218 million in accounts receivable and $44 million in other monetary assets. Its monetary liabilities consisted of $23 million in short-term debt, $203 million in accounts payable, $884 million in long-term debt, including the current portion, and $65 million in other monetary liabilities.

Commodity Price Risk

The Company is exposed to commodity price risk through its use of commodities, such as zinc, lead and aluminum, as raw materials; such commodities account for a significant portion of the Company’s raw materials needs. Under normal economic conditions, the Company has been able to adjust its end product prices to reflect changes in the costs of its main raw materials. Although, as a result, the Company has not materially been affected by commodity price changes in the past, there can be no assurance that it will not be materially affected in the future.

Natural Gas Price Risk

The cost of natural gas is an important component of the Company’s cost structure. The Company is subject to natural gas cost fluctuations and can be affected by major price increases. Natural gas is distributed in Mexico by Pemex. As a result of the price volatility of natural gas in the international market, Pemex decided to offer a fixed price contract for natural gas to Mexican companies. In February 2001, the Company signed a contract with Pemex at a fixed price of $4.00 per million BTU for the period beginning on January 1, 2001 and ending on December 31, 2003.

The Company actively manages the risks associated with the cost of natural gas, taking into consideration the future expectations of experts in the natural gas industry. In 2001, the Company decided to sell, through derivatives transactions with Enron North America, Inc. (“Enron”), its rights under the contract with Pemex. Starting December 2001, Enron failed to comply with the contract and, as a result, the Company terminated the contract. After Enron filed for bankruptcy under Chapter 11 of the United States Code, the Company filed proof of claims for the payment in advance of the future benefits derived from the contract for an amount equivalent to the difference between $4.00 per million BTU’s (fixed price agreed with Pemex) and the future market price of natural gas, computed as of December 2003 (the maturity date of the contract), in terms of the contract and the execution of a Collateral Guarantee Agreement signed with Enron. The U.S. Bankruptcy Court granted Enron’s motion to establish procedures for settling the terminations of its Forward Contracts, swap contracts and other such agreements. According to its attorneys, Enron has thousands of these agreements outstanding (including the Company’s). For contracts valued at greater than $10 million (such as the contract between the Company and Enron), Enron will enter into negotiations and present all settlements to the creditors’ committee for its approval. Assuming that approval is obtained, the settlement will be filed with the U.S. Bankruptcy Court. If there is no objection, the settlement will become final and binding.

This bankruptcy court-approved procedure does not provide for the payment of the claims by Enron but only for the determination of their value. It is unlikely that payment will be forthcoming, if at all, until later in the process when the amount available for unsecured creditors becomes more firmly established. Indeed, there have been numerous disputed claims involving trade creditors, and the bankruptcy judge has ordered that all such claims be mediated. This applies to any claim for which a lawsuit, known in the bankruptcy context as an “adversary proceeding”, has been filed. Enron has, in turn, filed its objections to 344 duplicate proofs of claim and to a number of amended or superceded claims.

The Company continues to evaluate alternative approaches in order to totally or partially collect on its claims.

Equity Price Risk

The Company is subject to equity price risk related to movement in the price of its own stock, as a result of positions in such stock which it often takes by buying through a repurchase reserve. As of December 31, 2002, the Company held 189,400 Equity Units of its own stock in treasury; and at year-end 2002, the market price per Equity Unit on the Mexican Stock Exchange was Ps 14.20, resulting in the Company holding stock worth Ps 2,689,480. The Company’s main objective is not to repurchase its own stock to cancel it, but rather to provide liquidity to the market by constantly buying and selling its own stock in Mexico. The Company does not engage in such buying and selling of its own stock in the United States. The Company’s exposure to its stock price varies as a result of the buying and selling of its own equity.

The Company and JPMorgan entered into two purchase and sale agreements, through which JPMorgan acquired the Company’s shares, previously repurchased by the Company. JPMorgan is obligated to hold the shares for a period of 18 months, after which the shares can be sold to public investors through the Mexican Stock Exchange. If the market price of the shares at the end of the contract exceeds the price paid by JPMorgan, then the difference is reimbursed to the Company, whereas, if the price of the shares is below the price paid by JPMorgan, the Company pays the difference to JPMorgan. As compensation, during the term of the agreements, the Company pays a premium semiannually at a rate of LIBOR plus 1.73%. During 2002, the Company carried out several transactions aggregating to $10.9 million. As of December 31, 2002, the Company had a favorable valuation of $221 thousand for these transactions.

Item 12     Description of Securities Other than Equity Securities

Not required because this Form 20-F is filed as an annual report.

PART II

Item 13     Defaults, Dividend Arrearages and Delinquencies

None

Item 14     Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15     Controls and Procedures

(a) The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(c) and 15d-15(c) of the Exchange Act) within 90 days prior to the filing date of this report, have concluded that as of the date of their evaluation, the Company’s disclosure controls and procedures were effective.

(b) There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16     A. Audit Committee Financial Expert

Not yet applicable.

Item 16     B. Code of Ethics

Not yet applicable.

Item 16     C. Principal Accountant Fees and Services

Not yet applicable.

PART III

Item 17     Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18     Financial Statements

The following financial statements and schedules, together with the independent auditors’ reports thereon, are filed as part of this annual report:

Item 19     Exhibits

The following exhibits are filed as part of this annual report:

Exhibit No.

By-laws (Estatutos Sociales), as amended, together with an English translation thereof (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002).	1.1

Credit Agreement, dated as of August 22, 2000, as amended and restated as of December 11, 2001, among Grupo Imsa, S.A. de C.V., the Initial Lenders named therein, Salomon Smith Barney Inc., as Lead Arranger and Syndication Agent and Citibank, N.A., as Administrative Agent (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002).[1]	3.1

Credit and Security Agreement, dated as of May 4, 2001, as amended and restated as of October 31, 2002 among Enertec Mexico, S. de R.L. de C.V. and Enertec Exports, S. de R.L. de C.V. and the Lenders therein, JPMorgan Chase Bank, as Collateral Agent, and ING (U.S.) Capital LLC, as Administrative Agent.[2]	3.2

Asset Purchase Agreement, dated as of August 21, 2001, by and among Varco Pruden Buildings, Inc., VP-Graham, Inc., Varco Pruden International, Inc. and United Panel, Inc., as Sellers, and Grupo Imsa, S.A. de C.V. as Buyer, and The LTV Corporation (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002). [1]	3.3

Subsidiaries of the Company	4.1

1.	Confidential treatment was granted by the Securities Exchange Commission for a portion of this document.
2.	Information from this document has been omitted pursuant to a request for confidential treatment and has been filed separately with the Securities Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.

By:	/s/ Enrique González González
Name: Enrique González González Title: General Counsel

Dated: June 30, 2003

CERTIFICATION

I, Eugenio Clariond Reyes certify that:

1.	I have reviewed this annual report on Form 20-F of Grupo Imsa, S.A. de C.V.

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By:	/s/ Eugenio Clariond Reyes
Name: Eugenio Clariond Reyes Title: Chief Executive Officer

CERTIFICATION

I, Marcelo Canales Clariond, certify that:

1.	I have reviewed this annual report on Form 20-F of Grupo Imsa, S.A. de C.V.

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By:	/s/ Marcelo Canales Clariond
Name: Marcelo Canales Clariond Title: Chief Financial Officer

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of

Grupo Imsa, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Imsa, S.A. de C.V. and Subsidiaries (the “Company”) as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2002, all expressed in millions of Mexican pesos. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company’s consolidated subsidiaries mentioned in Note 2, which statements reflect total assets constituting 3% and 4% of consolidated total assets as of December 31, 2002 and 2001, respectively, and total revenues constituting 9%, 13% and 12% of consolidated total revenues for the years ended December 31, 2002, 2001 and 2000, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the consolidated results of their operations and changes in their financial position, for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income and the determination of stockholders’ equity for each of the three years in the period ended December 31, 2002 to the extent summarized in Note 17. As discussed in Note 17, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to U.S. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

The accompanying financial statements and the independent auditors’ report have been translated into English language for the convenience of users.

DELOITTE & TOUCHE

Monterrey, N.L. Mexico

February 28, 2003

(June 25, 2003 as to Note 17)

INDEPENDENT AUDITOR’S REPORT

The Members

Louisville Ladder Group LLC and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Louisville Ladder Group LLC and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, members’ equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Louisville Ladder Group LLC and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

KPMG LLP

February 18, 2003, except as to

footnote 10 which is as of

March 27, 2003

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of

ABC Battery Company, L.L.C.

Delaware, USA

1.	We have audited the consolidated balance sheet of ABC Battery Company, L.L.C. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity (net capital deficiency) and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perfrom the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examing, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ABC Battery Company, L.L.C. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

4.	The accompanying consolidated financial statements have been prepared assuming that ABC Battery Company, LLC will continue as a going concern. The Company has recorded significant recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recovery and the classification of assets or their value, or to classification of liabilities that might result from the outcome of this uncertainty.

KPMG Auditores Independentes

February 11, 2003

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Members of

GES America, LLC

In our opinon, the accompanying balance sheets and the related statements of income, of members’ equity and of cash flows present fairly, in all material respects, the financial position of GES America, LLC at September 27, 2002 and September 29, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

January 9, 2003

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

(Millions of Mexican pesos of purchasing power as of December 31, 2002)

	2002		2001
ASSETS
Current:
Cash and cash equivalents	Ps	586	Ps	526
Accounts receivable–trade, net of allowance for doubtful accounts Ps 68 and Ps 53		3,905		3,618
Inventories (Note 5)		5,494		5,458
Other current assets		768		949

		10,753		10,551

Investment in shares		102		94
Property, plant and equipment (Note 6)		18,380		17,372
Other assets (Note 7)		1,109		1,148
Excess of cost over fair value of net assets acquired of subsidiaries, net of accumulated amortization of Ps 286 and Ps 227		964		1,029

TOTAL ASSETS	Ps	31,308	Ps	30,194

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current:
Current portion of long–term debt (Note 9)	Ps	1,632	Ps	1,195
Bank loans (Note 8)		241		272
Account payable–trade		2,927		3,149
Advances from clients		175		287
Other accounts payable and accrued liabilities		1,514		1,213

		6,489		6,116

Long–term debt (Note 9)		7,528		7,479
Deferred taxes (Note 12)		2,983		2,932
Other long–term liabilities		277		297

		10,788		10,708

TOTAL LIABILITIES		17,277		16,824

Excess of fair value of net assets acquired over cost of subsidiaries, net of accumulated amortization of Ps 2,542 and Ps 2,118		135		592

Commitments and contingencies (Note 13)

Stockholders’equity (Note 14):
Common stock–without par value, 2,814.2 and 2,815.1 (Millions) shares issued and outstanding		4,782		4,782
Additional paid–in capital		2,803		2,803
Initial deferred tax effect		(3,497)		(3,497)
Reserve for repurchase of own shares		140		140
Retained earnings		15,109		13,930
Insufficiency in capital restatement		(6,514)		(6,397)

Majority interest		12,823		11,761
Minority interest		1,073		1,017

TOTAL STOCKHOLDERS’ EQUITY		13,896		12,778

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps	31,308	Ps	30,194

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

MARCELO CANALES CLARIOND	EUGENIO CLARIOND REYES
Chief Financial Officer	Chief Executive Officer

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Millions of Mexican pesos of purchasing power as of December 31, 2002, except share and per share amounts)

	2002		2001		2000
Net sales	Ps	27,287	Ps	22,884	Ps	23,523
Cost of sales		21,226		17,764		18,349
Operating expenses		3,222		2,957		2,767

OPERATING INCOME		2,839		2,163		2,407

Integral financing cost, net:
Interest expense		439		686		979
Interest income		(71)		(59)		(53)
Foreign exchange loss (gain), net		1,122		(261)		99
Gain from monetary position		(442)		(362)		(601)

		1,048		4		424

Other income, net		(106)		(265)		(413)

INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING		1,897		2,424		2,396

Income taxes (Note 12)		299		600		602
Employees’ profit sharing (Note 12)		86		62		65

		385		662		667

CONSOLIDATED NET INCOME	Ps	1,512	Ps	1,762	Ps	1,729

Net income of minority interest	Ps	135	Ps	156	Ps	214
Net income of majority interest		1,377		1,606		1,515

CONSOLIDATED NET INCOME	Ps	1,512	Ps	1,762	Ps	1,729

Earnings per common share:
Net income of minority interest	Ps	0.05	Ps	0.05	Ps	0.07
Net income of majority interest		0.49		0.57		0.55

CONSOLIDATED NET INCOME	Ps	0.54	Ps	0.62	Ps	0.62

Weighted average common shares outstanding (Millions)		2,815		2,813		2,784

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Millions of Mexican pesos of purchasing power as of December 31, 2002, except share and per share amounts)

	Common Stock			Additional Paid-in Capital		Initial Deferred Tax Effect		Reserve for Repurchase of Own Shares		Retained Earnings		Insufficiency in Capital Restatement		Minority Interest		Total Stockholders’ Equity
	Shares (Millions)	Amount
BALANCE AS OF DECEMBER 31, 1999	2,787.6	Ps	4,765	Ps	2,803	Ps	—	Ps	88	Ps	11,014	Ps	(5,833)	Ps	1,262	Ps	14,099

Reserve for repurchase of own shares	—		—		—		—		36		(36)		—		—		—
Transactions of own shares, net	22.3		15		—		—		10		—		—		—		25
Net comprehensive loss	—		—		—		(3,497)		—		1,515		(294)		248		(2,028)
Decrease in minority interest	—		—		—		—		—		—		—		(528)		(528)

BALANCE AS OF DECEMBER 31, 2000	2,809.9		4,780		2,803		(3,497)		134		12,493		(6,127)		982		11,568

Dividends paid (Ps 0.051 per common share)	—		—		—		—		—		(169)		—		—		(169)
Transactions of own shares, net	5.2		2		—		—		6		—		—		—		8
Net comprehensive income	—		—		—		—		—		1,606		(270)		(94)		1,242
Increase in minority interest	—		—		—		—		—		—		—		129		129

BALANCE AS OF DECEMBER 31, 2001	2,815.1		4,782		2,803		(3,497)		140		13,930		(6,397)		1,017		12,778

Dividends paid (Ps 0.065 per common share)	—		—		—		—		—		(198)		—		—		(198)
Transactions of own shares, net	(0.9)		—		—		—		—		—		—		—		—
Net comprehensive income	—		—		—		—		—		1,377		(117)		207		1,467
Decrease in minority interest			—		—		—		—		—		—		(151)		(151)

BALANCE AS OF DECEMBER 31, 2002	2,814.2	Ps	4,782	Ps	2,803	Ps	(3,497)	Ps	140	Ps	15,109	Ps	(6,514)	Ps	1,073	Ps	13,896

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Millions of Mexican pesos of purchasing power as of December 31, 2002)

	2002		2001		2000
OPERATING ACTIVITIES:
Consolidated net income	Ps	1,512	Ps	1,762	Ps	1,729

ITEMS NOT REQUIRING (GENERATING) RESOURCES:
Depreciation and amortization		1,198		1,059		954
Amortization of excess of fair value of net assets acquired over cost of subsidiaries, net		(370)		(380)		(614)
Deferred income taxes		(31)		142		(34)
Others		16		6		(48)

		2,325		2,589		1,987

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM BUSINESS ACQUIRED:
Accounts receivable–trade		(241)		350		608
Inventories		(346)		310		406
Other current assets		179		(248)		(195)
Accounts payable–trade		(258)		193		345
Advances from clients		(112)		16		66
Other accounts payable and accrued liabilities		281		(202)		54

		(497)		419		1,284

RESOURCES GENERATED FROM OPERATING ACTIVITIES		1,828		3,008		3,271

FINANCING ACTIVITIES:
(Payments) proceeds of short–term bank loans		(31)		116		(1,796)
Proceeds from borrowings from banks and issuance of long–term debt		3,062		1,625		4,578
Payments of long–term debt		(2,163)		(1,881)		(1,649)
Monetary effect on long–term debt		(413)		(241)		(609)
Common dividends paid		(198)		(169)		—
Other		(74)		(99)		(14)

RESOURCES GENERATED FROM (USED IN) FINANCING ACTIVITIES		183		(649)		510

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment		(2,085)		(1,515)		(1,267)
Sale of property, plant and equipment		265		275		176
Acquisition of companies and minority interest		(104)		(1,212)		(2,977)
Sales of companies		—		—		58
Other assets		(27)		—		(64)

RESOURCES USED IN INVESTING ACTIVITIES		(1,951)		(2,452)		(4,074)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		60		(93)		(293)

Cash and cash equivalents at beginning of year		526		619		912

CASH AND CASH EQUIVALENTS AT END OF YEAR	Ps	586	Ps	526	Ps	619

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Millions of Mexican pesos of purchasing power as of December 31, 2002)

1.    NATURE OF BUSINESS:

Grupo Imsa, S.A. de C.V. is a Mexican holding company, with core businesses consisting of (i) steel processing products, (ii) automotive batteries and related products, (iii) steel and plastic construction products and (iv) aluminum and other related products, for their marketing in the domestic and overseas markets.

2.    BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Basis of Presentation

The consolidated financial statements of Grupo Imsa, S.A. de C.V. (Grupo Imsa) and its subsidiaries (the Company) are prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), published by the Mexican Institute of Public Accountants (IMCP) which require the recognition of the effects of inflation. (See Note 3).

Net comprehensive income—Net comprehensive income (loss) presented in the accompanying consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each year, and includes the net income of the year, plus other comprehensive income items of the same period, which, in accordance with Mexican GAAP, are presented directly in stockholders’ equity without affecting the statement of operations. In 2002, 2001 and 2000, the other comprehensive income items consist of insufficiency in capital restatement that includes the translation effects of foreign entities.

Principles of Consolidation

a. Consolidated financial statements—The consolidated financial statements include those of Grupo Imsa and its majority–owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation.

Grupo Imsa has created direct subsidiaries by business segment, which act as direct holdings of the operating companies. The direct subsidiaries of Grupo Imsa and its ownership percentages are as follows:

Ownership Percentage as of December 31, 2002
Steel Processing Products:
IMSA ACERO, S.A. de C.V. (IMSA ACERO)	100%

Automotive Batteries and Related Products:
ENERMEX, S.A. de C.V. (ENERMEX)	100%

Steel and Plastic Construction Products:
IMSATEC, S.A. de C.V. (IMSATEC)	100%

Aluminum and Other Related Products:
IMSALUM, S.A. de C.V. (IMSALUM)	100%

Other:
Corporativo Grupo Imsa, S.A. de C.V	100%
Fincas Industriales Monterrey, S.A. de C.V	100%

The indirect subsidiaries GES America, L.L.C., Enertec Venezuela, S.R.L., Enertec Colombia, S.R.L., Enertec do Brasil, Ltda., Enertec Argentina, S.R.L. and Valmont Formet, S. de R.L. de C.V. are being consolidated proportionally with the ownership percentages in all the financial statements lines, based on International Accounting Standard 31, “Financial Reporting on Joint Ventures”, as required by Bulletin A–8, “Supplementary Application of International Accounting Standards”, issued by the IMCP, because the partners of the joint venture have joint control over the companies.

The indirect subsidiaries Enertec Venezuela, S.R.L., Enertec Colombia, S.R.L., Enertec do Brasil, Ltda., Enertec Argentina, S.R.L., GES America, L.L.C., and Louisville Ladder Group, L.L.C. and subsidiary, as well as other insignificant subsidiaries, are audited by other auditors than the principal.

b. Translation of Financial Statements of Foreign Subsidiaries and Associated Companies—The financial statements of consolidated foreign subsidiaries and of foreign associated companies are translated into Mexican pesos in accordance with Bulletin B–15 “Foreign Currency Transactions and Translation of Financial Statements of Foreign Subsidiaries” published by the IMCP. The assets, liabilities and stockholders’ equity (except common stock that is translated at the exchange rate of the date in which the contributions were made) accounts are translated to Mexican pesos using the exchange rate in effect as of the balance sheet date and the amounts of the statement of operations are translated using the exchange rate at the balance sheet date after the application of the third amendment to Bulletin B–10. Prior years financial statements are restated using an average factor based on sales in accordance with the Bulletin B–15.

Exchange rate differences arising from translation of their financial statements are classified within stockholders’ equity as part of the excess (insufficiency) in capital restatement until the disposal of the net investment.

The cumulative translation adjustment which is classified within insufficiency in capital restatement at December 31, 2002 and 2001 was Ps 442 and Ps (203), respectively.

3.    SIGNIFICANT ACCOUNTING POLICIES:

a. Effects of Inflation on the Financial Statements—The consolidated financial statements of the Company recognize the effects of inflation in accordance with Bulletin B–10, “Recognition of the Effects of Inflation in Financial Information”, as amended, issued by the IMCP. The Third Amendment to Bulletin B–10 requires that all financial statements and related notes be presented in constant pesos as of the date of the most recent balance sheet presented. Factors derived from the National Consumer Price Index (NCPI), published by Banco de México, are applied to restate the financial statements of the Mexican companies to constant pesos. The Company’s consolidated financial statements reflect the effects of inflation, as follows:

(1) Bulletin B–12 “Statements of Changes in Financial Position” (B-12) addresses the presentation of statements of changes in financial position once the financial statements have been restated to constant Mexican pesos in accordance with the Third Amendment to Bulletin B–10. Pursuant to Bulletin B–12, the changes in financial position reflected in the consolidated statements of changes in financial position are based on the differences between the beginning and ending balance sheet balances stated in the pesos of purchasing power as of December 31, 2002. The changes in inventories, investment in shares and property, plant and equipment are adjusted by the applicable result from holding non–monetary assets. The monetary gains or losses and foreign exchange gains and losses (except for realized gains or losses) are non-cash transactions that are classified as operating activities, included in consolidated net income.

(2) The operations of foreign subsidiaries and associated companies are not considered an integral part of the Company, thus, the inflation effect confronted by the foreign companies in their country are applied when consolidating the financial statements.

(3) Capital stock, additional paid-in capital, initial deferred tax effect, reserve for repurchase of own shares and retained earnings, have been restated using the applicable NCPI and inflation rate of the country of origin from the time the amounts were contributed or generated in order to maintain their original purchasing power.

(4) The gain or loss from monetary position represents the effects of inflation on the Company’s net monetary liabilities and assets, based on the NCPI, for Mexican companies, and the inflation rate of the country of origin for foreign subsidiaries.

(5) The excess (insufficiency) in capital restatement represents principally the gain (loss) from holding non-monetary assets which is the increase (decrease) in the values of non–monetary assets as adjusted to their replacement cost and specific indices in excess of, or below the increase attributable to general inflation as measured by the NCPI.

b. Cash Equivalents—The Company considers all highly–liquid temporary investments with original maturity of three months or less to be cash equivalents. Such investments consist primarily of overnight funds at banks and are stated at market value, which approximates cost plus accrued interest.

c. Financial Instruments—Assets and liabilities resulting from any financial instrument are being held to maturity, and valued at their acquisition cost. The effects of valuation of the financial instruments, including their cost and yield are recorded in the corresponding year in the statement of operations.

Financial instruments for hedging purposes, are valued using the same criteria of valuation of the assets or liabilities hedged, and the effect of such valuation is recognized in the income statement, net of costs, expenses and income from the assets or liabilities whose risks are being hedged.

d. Inventories and Cost of Sales—Inventories are stated at the lower of replacement cost or realizable value. Cost of sales is stated at estimated replacement cost at the time of sale. Replacement costs of finished goods and production in process are based on the most recent fully absorbed cost of related production. Replacement costs of related raw materials, tools and parts are determined based on purchase prices prevailing at the balance sheet date.

e. Property, Plant and Equipment—Fixed assets of Mexican origin are restated by factors derived from the NCPI, whereas equipment of foreign origin are restated by means of indices of the country of origin and translated at the exchange rate at the date of restatement. Repairs and maintenance are expensed when incurred. Depreciation is computed under the straight–line method, based on the remaining useful lives of the related assets determined by independent appraisers. The remaining estimated useful lives in years are as follows:

	2002	2001	2000
Buildings	27.44	27.63	27.10
Machinery and equipment	11.19	12.07	12.00
Transportation equipment	3.10	3.98	3.80
Computer equipment	2.51	2.45	3.40

f. Construction in Progress—Construction in progress includes costs incurred during the construction and installation of fixed assets, including capitalized integral financing cost (income). The integral financing cost (income) capitalized is determined based only on financing specifically obtained for the construction and installation of fixed assets. Construction in progress is restated as mentioned in Note 3.e.

g. Investment in Associated Companies—Investments in which the Company holds between a 20% and 50% ownership interest and does not have effective control nor share control, as in the joint-ventures, are accounted for using the equity method.

h. Other Assets—Pre-operating expenses are capitalized and amortized using the straight–line method over 10 years. Other assets that are non–monetary are restated by applying the applicable NCPI factors to the historical cost of the related assets.

i. Excess of Cost Over Fair Value of Net Assets Acquired of Subsidiaries—The excess of cost over fair value of net assets acquired of subsidiaries is restated utilizing factors derived from the NCPI and is amortized on a straight line basis over 20 years.

j. Excess of Fair Value Over Cost of Net Assets Acquired of Subsidiaries—Excess of fair value over cost of net assets acquired of subsidiaries (“negative goodwill”) is classified as a deferred credit and restated utilizing factors derived from the NCPI and is amortized by the straight–line method during the period in which the acquired companies are integrated into the Company’s operations, not exceeding five years.

k. Employee Benefits—Severance indemnities are required by law to be paid to employees terminated under certain circumstances. Severance compensation is charged to operations when it becomes payable. Seniority premium costs are actuarially calculated based on actual interest rates, using the projected unit credit method and are recognized over the employees’ years of service, which is 18 years in accordance with Bulletin D–3, “Accounting for Employees’ Benefits”, issued by the IMCP. Unrecognized prior service costs and the transition obligation are amortized based on the expected remaining service lives of employees that is 16 years. Net periodic pension cost of Ps 9, Ps 8 and Ps 9 for the years ended December 31, 2002, 2001 and 2000, respectively, is classified in the consolidated statements of operations as an administrative expense and the related accrued liabilities of Ps 101 and Ps 99 as of December 31, 2002 and 2001, respectively, are classified in the consolidated balance sheets in other long–term liabilities. Other disclosures required by Bulletin D–3 are not material.

The Company has a defined contribution pension plan with the objective of offering retirement benefits, benefits for total and permanent disability and death benefits. In accordance with this plan the Company is obligated to contribute to the pension fund an amount equivalent to 4% of the participant’s salary as well as additional contributions up to an amount equivalent to 2% of the participant’s salary when and if the employee decides to make additional contributions. The benefit to the participants consists of receiving a pension derived from the accumulated amount from each of the individual accounts. A respected financial institution administers the contributed funds.

l. Foreign Currency Transactions—Assets and liabilities denominated in foreign currencies are valued at the applicable exchange rates as of the balance sheet dates. Transactions in foreign currencies are valued at the applicable exchange rates at the respective dates of the transactions. Foreign exchange gains and losses are reflected in current operations, except for amounts capitalized to fixed assets as a part of capitalized integral financing cost (income).

m. Revenue Recognition—Revenues are recognized in the period in which the risks and rewards of ownership of the inventories are transferred to the customers, which generally coincides with the delivery of products to customers in satisfaction of orders. A subsidiary in the segment of steel and plastic construction products, which account for 11% of consolidated net sales, uses the percentage of completion method recognizing revenues based upon the ratio of material cost incurred to estimated total material on customer contracts.

n. Income tax, tax on assets and employee statutory profit–sharing—The provisions for income tax and employee statutory profit–sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carry-forwards. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented with deferred income taxes.

o. Earnings Per Share—Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during each period.

p. Estimates and Assumptions—The preparation of financial statements in accordance with accounting principles generally accepted in Mexico requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ.

4.    ACQUISITIONS AND JOINT-VENTURES:

Acquisitions

The following acquisitions made by the Company were accounted for under the purchase method. The Company’s consolidated statements of operations include the results of operations of acquired businesses since their dates of acquisition. The acquisitions made by the Company during the years ended December 31, 2002, 2001 and 2000 are as follows:

•	In July 2002, Empresas Stabilit, S.A. de C.V. (subsidiary of IMSATEC in the steel and plastic products segment) acquired 100% of the shares of the Spanish company Lightfield, S.A. for US$10 million.

•	In September 2001, IMSATEC acquired the net assets of Varco Pruden Buildings, Inc. (VPB) for US$102 million, being integrated in operations into the steel and plastic construction products. VPB, headquartered in

Memphis, Tennessee, has eight plants in the United States of America, one in Mexico and one in Brazil, engaged in the design and production of steel buildings and components.

•	In June 2000, IMSA Steel, Inc. (subsidiary of IMSA ACERO in the steel processing products segment) acquired Steelscape, Inc. (formerly BHP Coated Steel Corporation) and IMSA Building Products, Inc. (formerly BHP Steel Building Products USA, Inc.) established in the United States of America, for US$264 million, creating an excess of fair value over cost of net assets acquired, net of Ps 1,172 (US$99.5 million).

Joint–Ventures

During the year ended December 31, 2000, the Company concluded the following Joint–Ventures:

•	IMSATEC and Valmont Industries, Inc., formed a joint–venture for processing, distribution and commercialization of troncoconic posts for use in the distribution and transmission of electricity, as well as for the telecommunications industry, traffic and illumination. The name of the new company is Valmont Formet, S. de R.L. de C.V. IMSATEC contributed its plant for troncoconic posts located in Ciénega de Flores, Nuevo León representing 51% of the equity of the new venture, and Valmont Industries contributed US$4.5 million in cash. Per the joint ventures agreement, the control over the joint venture is equally shared between the two parties.

•	IMSATEC and Bayer de Mexico, S.A. de C.V., formed a new strategic alliance at 50% participation each, for producing and commercializing laminated polycarbonate. The venture is located in Villa de García, Nuevo León. The total investment was US$5 million. The name of the new company is Bayer IMSA, S.A. de C.V.

5.    INVENTORIES

	2002	2001
Raw material, tools and parts	Ps 1,643	Ps 1,908
Production in process	535	371
Finished goods	2,117	1,854
Merchandise in transit and advances to suppliers	1,199	1,325

	Ps 5,494	Ps 5,458

6.    PROPERTY, PLANT AND EQUIPMENT, NET:

a. This figure is composed as follows:

	2002	2001
Land	Ps 2,273	Ps 2,073
Buildings	3,884	3,772
Machinery and equipment	17,449	17,113
Transportation equipment	314	352
Computer equipment	312	207
Accumulated depreciation	(7,080)	(7,248)

	17,152	16,269
Construction in progress	1,228	1,103

	Ps 18,380	Ps 17,372

b. During the year ended December 31, 2000 the Board of Directors of the joint–venture with Johnson Controls and Varta Batteries which operate in South America in the automotive batteries and related products segment, decided to suspend definitively the production of batteries in the plants located in Venezuela and Argentina. The venture will continue operations for the sale and distribution of imported batteries from its affiliate in Brazil.

Therefore, the fixed assets that were no longer in use, mainly machinery and equipment, were adjusted to their fair value. The related expense was recorded for an amount of Ps 68 within “Other income, net”.

Also the Board Directors approved in September 2002 the shut-down of its production facility located in San Francisco, Tlaxcala, transferring the production to other Mexican plants. This decision was as a consequence of production efficiency. Costs and expenses incurred for an amount of Ps 46 were charged to the income statement presented within “Other income, net”.

7.    OTHER ASSETS, NET:

	2002		2001
Preoperating expenses, net of accumulated amortization of Ps 1,176 and Ps 1,057	Ps	297	Ps	459
Other, net		812		689

	Ps	1,109	Ps	1,148

8.    BANK LOANS:

Bank loans are primarily US dollar denominated, with average interest rates of approximately 2.81% and 5.1%, for the years ended December 31, 2002 and 2001, respectively.

At December 31, 2002, the Company had unused uncommitted, short–term credit lines available with banks totaling approximately US$270 million. Interest rates on these lines are 2.35%.

9.    LONG–TERM DEBT:

Long–term debt consists of the following:

	2002		2001

Syndicated credit for US$380 million divided in three parts:

—US$120 million with semiannual payments until 2003; interest to be paid quarterly at LIBOR plus 1%.

—US$150 million with six semiannual payments of US$15 million and a final payment of US$60 million in August 25, 2005; interest to be paid quarterly at LIBOR plus 1.125% for the first year, LIBOR plus 1.25%, 1.375% and 1.5% until its maturity.

—US$110 million with four semiannual payments of US$27.5 million starting in February 2005; interest to be paid quarterly at an annual rate of LIBOR plus 1.375%, 1.5%, 1.625%, 1.75% and 1.75% during the life of the contract. IMSA ACERO, IMSATEC and IMSALUM are guarantors of the credit(1)

	Ps	3,160	Ps	3,784
Syndicated credit for US$155 million with maturity in 2005, interest is payable quarterly at rate of LIBOR plus 1.125% for the first two years and LIBOR plus 1.25% for the third and fourth years; principal is payable quarterly starting May 2003.(2)		1,606		1,544
Loan for US$108.2 million with Citibank with one bullet payment in September 2006, the interest is payable semiannually at a rate of LIBOR plus 2.35%(3)(4).		1,121		1,077
Loan for US$90 million with ING Bank with one bullet payment in August 2008, the interest is payable semiannually at a rate of LIBOR plus 0.98%(3)		933		—
Loan for US$73.1 million with JP Morgan / Bank Boston with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.11%(3)		757		—
Loan for US$31.3 million with JP Morgan with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.28%(3)		324		—
Loan for US$30 million with BBVA Bancomer with one bullet payment in September 2004, the interest is payable semiannually at a rate of LIBOR plus 0.89%(3)		311		—
Loan for US$24.8 million with BBVA Bancomer with one bullet payment in November 2005, the interest is payable semiannually at a rate of LIBOR plus 0.87%(3)		257		—

US$150 million Senior Notes program with maturity in 2004; interest payable semiannually at 8.93% (4)		—		1,311
Syndicated credit for US$100 million with a maturity in 2003, interest to be paid quarterly at LIBOR plus 1.25% for the first 2 years and LIBOR plus 1.375% from the third to fifth year; principal payments are to be made semiannually beginning in 2002; IMSA ACERO, IMSALUM and IMSATEC, subsidiaries of the Company are guarantors of the credit (5)		—		647
Other—payable in US dollars		691		301
Other—payable in Mexican pesos		—		10

		9,160		8,674
Current portion of long–term debt		(1,632)		(1,195)

	Ps	7,528	Ps	7,479

The schedule of principal payments of long–term debt as of December 31, 2002 is as follows:

2004	Ps 1,481
2005	2,106
2006	1,813
2007	1,152
2008 and thereafter	976

Ps 7,528

(1)	In December 2001 Grupo Imsa obtained a syndicated credit for US$380 million that modified the one existing at December 31, 2000 for US$300 million which had an unpaid balance of US$231 million as of that date. In addition to negotiate a lower interest rate in the transaction, the additional funds for US$149 million were used principally to refinance short–term debt.

(2)	In May 2001, the contract was modified in its amount (originally of US$165 million) maturity and interest rates, as shown in this note.

(3)	Grupo IMSA has issued a “Medium Term Note” and five “Peso Bonds” in the Mexican financial market for a total amount of Ps 3,453 equivalent to US$357.4 million, at different rates and terms which are detailed on the table below. Since the revenues of the Company are highly tied to the US dollar, through combined Swaps, Grupo IMSA converted the fixed and variable rates and proceeds from these programs, into loans with variable rates in dollars with the descriptions and conditions disclosed in this note. The payment of the principal of the “Medium Term Note” and the “Peso Bonds” will be one bullet payment at the due date also detailed in the table below, together with the combined Swaps:

Original Issue Date		Amount in Mexican Pesos		Interest Rate in Pesos		Amount in Million Dollars		Interest Rate in Dollars	Due Date
06-Sep-00	Medium Term Note IMSA P00	Ps	1,000	Cetes (182 days) + 1.80	Citibank	US$	108.2	LIBOR + 2.35	06-Sep-06
06-Sep-02	Peso Bond IMSA 02-3		900	Cetes (182 days) + 1.40	ING Bank		90.0	LIBOR + 0.98	28-Aug-08
30-May-02	Peso Bond IMSA 02-2		700	10.22%	JPMorgan / BankBoston		73.1	LIBOR + 1.11	24-May-07
30-May-02	Peso Bond IMSA 02		300	Cetes (182 days) + 1.15	JPMorgan		31.3	LIBOR + 1.28	24-May-07
06-Sep-02	Peso Bond IMSA 02-4		300	10.30%	BBVA Bancomer		30.0	LIBOR + 0.89	02-Sep-04
28-Nov-02	Peso Bond IMSA 02-5		253	11.20%	BBVA Bancomer		24.8	LIBOR + 0.87	30-Nov-05

Original Issue Date	Amount in Mexican Pesos		Interest Rate in Pesos	Amount in Million Dollars	Interest Rate in Dollars	Due Date
	Ps	3,453		357.4

(4)	In September 2002, the Company executed the respective debt agreement’s option of pre-paying the unpaid balance at that date. This option initiated an expense of 4.465% or US$5.5 million which was applied to the outstanding balance. Also, the interest rate Swap established for this credit was cancelled in advance. The interest rate Swap valuation at that date was favorable to the Company in the amount of a net gain of US$6.5 million.

(5)	The syndicated credit was pre-paid in July, 2002. There were no costs involved in the transaction.

Certain long–term debt agreements of the Company provide for various covenants that restrict the ability of certain of Grupo Imsa’s subsidiaries to incur additional indebtedness, as well as require compliance with financial maintenance tests. Additionally, long–term debt agreements of certain subsidiaries of the Company contain restrictive covenants that include financial maintenance tests based on the Company’s consolidated balances and results. The Company’s ability to pay dividends is restricted by the consolidated financial maintenance tests. Both the consolidated and subsidiary level financial maintenance tests include: (i) the ratio of operating income plus depreciation and amortization to gross interest expense, (ii) the ratio of bank debt to operating income plus depreciation and amortization, (iii) minimum stockholders’ equity. The consolidated ratio levels that must be maintained are (i) no lower than 2.0, (ii) no higher than 4.0, (iii) maintain as minimum level Ps 7,802, respectively.

As of December 31, 2002, the Company was in compliance with the above mentioned financial covenants.

10.    FINANCIAL INSTRUMENTS:

a. The following summarizes the Company’s derivative financial instrument contracts at December 31, 2002:

—Foreign currency forward contracts (Forward Contracts)—Some of the subsidiaries maintain a favorable commercial trade position in US dollars. This position motivated the Company to enter into Forward Contracts establishing a fixed exchange rate for each transaction. In accordance with the agreement the Company is obligated to sell the dollar amount at the exchange rate agreed in the contract. If the exchange rate in the market at the due date is below the fixed exchange rate agreed, then the Company gets the spread; if the exchange rate is above the agreed fixed exchange rate, the Company pays the difference. As of December 31, 2002 the total outstanding amount of Forward Contracts is US$11.5 million. At the same date, the fair value would represent a favorable valuation for the Company of US$181 thousand.

—Grupo Imsa and JP Morgan Chase Bank celebrated 2 purchase and sale agreements, through which the bank acquired Grupo Imsa shares, previously repurchased by the Company. The bank is obligated to hold the shares for a period of 18 months and after this period the shares can be sold to public investors through the Mexican Stock Exchange. If the market price of the share at the end of the contract, exceeds the price paid by the bank, then the difference will be reimbursed to Grupo Imsa, and in the contrary, if the price of the share is below the price paid by the bank, Grupo Imsa will pay the difference to the bank. As compensation, during the contract, Grupo IMSA will pay a premium semiannually at a rate of LIBOR plus 1.73%. During 2002 Grupo Imsa carried out several transactions aggregating to US$10.9 million. As of December 31, 2002 Grupo Imsa has a favorable valuation of US$221 thousand.

b. The carrying amounts of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate. The Company’s long-term debt consists of debt instruments that bear interest at variable rates tied to market indicators and as such the carrying values are not materially different from the estimated fair market values at December 31, 2002 and 2001, respectively.

11.    FOREIGN CURRENCY BALANCES AND TRANSACTIONS:

a. During the years ended December 31, 2002 and 2001, the Mexican peso experienced devaluation and appreciation with respect to the U.S. dollar of approximately 13% and 4%, respectively. The exchange rates of the Mexican peso to the U.S. dollar as of December 31, 2002 and 2001 were 10.3613 pesos and 9.1692 pesos, respectively.

b. The Company’s consolidated assets and liabilities include inventories and fixed assets purchased with foreign currencies and other monetary assets and liabilities denominated in foreign currencies. Such amounts, stated in U.S. dollars and their Mexican peso equivalents as of December 31, 2002, are as follows:

	Millions of U.S. Dollars	Mexican Peso Equivalents
Inventories	363	Ps	3,761
Fixed assets	1,178		12,206
Monetary assets	299		3,098
Monetary liabilities	1,175		12,175

c. Transactions in foreign currencies stated in U.S. dollars and their Mexican peso equivalents are as follows:

	Millions of U.S. Dollars	Mexican Peso Equivalents
Exports	1,419	Ps 14,702
Imports	390	4,051

12.    INCOME TAX, TAX ON ASSETS AND EMPLOYEES’ PROFIT SHARING:

a. Grupo IMSA and its Mexican subsidiaries file consolidated annual income tax and tax on assets return in the proportion which the holding company owns the voting stock of its subsidiaries at the balance sheet dates. As of January 1, 2002, the proportion will be calculated based on the daily average equity participation that the holding company maintains of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional income tax and tax on assets payments of Grupo Imsa and its subsidiaries are made on an individual basis.

b. On January 1, 2002, the income tax law enacted no longer allows the deferral of the 5% payment of taxable income until distribution of related profits. The Mexican income tax rate is 35% in 2002, 34% in 2003, 33% in 2004 and 32% in 2005 and thereafter. The obligation to withhold income tax for dividends paid to individuals or non residents was eliminated.

c. The provisions for income taxes and employees’ profit sharing are as follows:

	2002		2001		2000
Income Taxes:
Domestic:
Current	Ps	271	Ps	377	Ps	563
Deferred		79		142		(17)
Effect of change in statutory rate on deferred income tax		(110)		—		—
Foreign:
Current		59		81		73
Deferred		—		—		(17)

	Ps	299	Ps	600	Ps	602

Employee’s Profit Sharing current	Ps	86	Ps	62	Ps	65

The deferred income tax effect from the reduction in 2002 rates related to the gradual reduction explained above, resulted in a recalculation of the deferred income tax liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to temporary differences based on their estimated reversal date.

The principal components of deferred income tax as of December 31, 2002 and 2001 are related to Inventories and Fixed Assets.

The change during 2002, 2001 and 2000 of the insufficiency in capital restatement as shown on the statement of changes in stockholders’ equity, is presented net of the related effect of deferred income tax, for a total of Ps (82), Ps 566 and Ps 366, respectively.

As of December 31, 2002, 2001 and 2000 there are taxable recurring temporary differences related to the deferred employees’ profit sharing, mainly due to inventories and fixed assets. The liability from this deferred employees profit sharing has not been recorded because the Company considers that it will not be realized due to the continuity and recurrence of its operations.

d. The effective income tax rate for the year 2002, 2001 and 2000 of 21.6%, 24.7% and 25.1%, respectively, differ from the statutory rate of 35%, principally due to the amortization of the excess of fair value over cost of shares acquired and to permanent differences such as nondeductible expenses and the effects of inflation.

e. The tax on assets paid in excess of income tax is available as a tax credit carry-forward against future Mexican income taxes for ten years. The tax on assets carry-forward is restated annually using factors derived from the NCPI, in accordance with Mexican tax law.

13.    COMMITMENTS AND CONTINGENCIES:

a. The Company is not a party and none of its assets are subject to any pending legal proceedings, other than ordinary routine litigation, incidental to its business and against which the Company is adequately insured or indemnified or which the Company believes is not material.

b. Natural gas is supplied in México by Petróleos Mexicanos (“PEMEX”). Due to the high prices of natural gas worldwide, PEMEX decided to support Mexican companies by offering a fixed price. In February 2001, Grupo Imsa entered into an agreement with PEMEX for gas supply at a fixed price of US$4.00 per million of BTU’s, for the period from January 1, 2001 to December 31, 2003.

c. The Company has entered into various operating lease contracts. The minimum lease amounts to be paid accordingly with the agreements are normally adjusted annually based on inflation and are as follows:

Year
2003	Ps 60
2004	49
2005	52
2006	48
2007 and thereafter	44

Total	Ps 253

Lease expense for the years ended December 31, 2002 , 2001 and 2000 was Ps 54, Ps 48 and Ps 48, respectively.

d. A subsidiary in the automotive batteries and related products segment, has entered into technical assistance agreement, renewable annually in an amount of US$ 3.4 million for the years ended December 31, 2002, 2001 and 2000.

e. In April, 2000, several subsidiaries of Grupo Imsa, S.A. de C.V. which have facilities throughout the Mexican territory, entered into a 15 year energy purchase agreement for approximately 90 MW (Megawatts) of electricity with Enron Energía Industrial de México, S. de R.L. de C.V. (Enron México), a subsidiary of Enron Industrial Energy of México Holding I, LLC, (Enron).

On October 19, 2001, Enron sold 80% of its participation of Enron México to Tractebel, S.A.. Effective December 14, 2001, Enron México changed its name to Tractebel Energía de Monterrey, S.de R.L.de C.V. (Tractebel Monterrey).

It is expected that Tractebel Monterrey entered into operations during the first quarter of 2003.

14.    STOCKHOLDERS’ EQUITY:

A summary of significant actions taken at stockholders’ meetings is as follows:

2002

On April 10, 2002 during the annual stockholders meeting a dividend of Ps 198, was approved.

2001

On April 5, 2001, during the annual stockholders meeting a dividend of Ps 169, was approved.

2000

On April 11, 2000, during the annual stockholders meeting an increase of the reserve for repurchase of own shares of Ps 36, was approved, taken from the net income for the year ended December 31, 1999.

b. At December 31, 2002, common stock is comprised of 2,814.2 million nominative common shares, without par value, divided into 2,336.5 million Series “B” shares with voting rights and 477.7 million Series “C” shares without voting rights. All of the shares constitute the fixed portion of the Company’s capital stock.

c. At December 31, 2002, the Company has its own shares repurchased in treasury for Ps 73, represented by 947 thousand shares. The amount is classified in the consolidated financial statements by reducing capital stock by Ps 1 and the reserve for repurchase of own shares by Ps 72. The weighted average rate mentioned in Note 3.o., was affected since the dates when shares were repurchased or resold in the market, if such was the case. The market price per share as of December 31, 2002 was Ps 14.20 (pesos).

d. The restatement (see Note 3.a (3)) of the components of majority stockholders’ equity is as follows, at December 31,

	Historical		Restated		Total
2002
Common stock	Ps	1,407	Ps	3,375	Ps	4,782
Additional paid–in capital		1,207		1,596		2,803
Initial deferred tax effect		(3,171)		(326)		(3,497)
Reserve for repurchase of own shares		103		37		140
Retained earnings		10,017		5,092		15,109

2001
Common stock	Ps	1,407	Ps	3,375	Ps	4,782
Additional paid–in capital		1,207		1,596		2,803
Initial deferred tax effect		(3,171)		(326)		(3,497)
Reserve for repurchase of own shares		103		37		140
Retained earnings		8,831		5,099		13,930

e. Minority interest consists of the following:

	2002		2001
Common stock	Ps	464	Ps	485
Additional paid–in capital		57		187
Initial deferred tax effect		(203)		(203)
Retained earnings		1,374		1,239
Insufficiency in capital restatement		(619)		(691)

	Ps	1,073	Ps	1,017

f. Stockholders’ equity, except restated paid–in capital and tax retained earnings, will be subject to a 35% dividend tax, payable by the Company, in the event of distribution. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. The Company in the three fiscal years following such payment may credit any income tax paid on such distribution against future income tax payable.

A tax reform was issued in 2003 relating to the credit for the tax paid on equity distributions. Such tax reform permits the use of tax paid on equity distributions to be used against taxable income for the year. Such credits can be carry-forward for two years.

15.    BUSINESS SEGMENT DATA:

The accounting policies of the segments are the same as those described in Notes 2 and 3. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Grupo IMSA’s reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

The Company is engaged in four business segments in accordance with accounting principles, as follows:

Segment	Principal Products
Steel Processing Products	Galvanized flat steel, painted flat steel, cold rolled flat steel and hot rolled steel
Automotive Batteries and Related Products	Automotive batteries, distribution of automotive air, gas and oil filters
Steel and Plastic Construction Products	Steel and plastic products, consisting of insulated panels, FRP panels, galvanized steel products, steel and plastic packaging products
Aluminum and Other Related Products	Fabricated aluminum products, consisting of

Segment	Principal Products
aluminum extrusions, including aluminum, fiberglass, wood and steel ladders, windows and sliding doors.

A summary of certain segment information is as follows:

	Steel Processing Products		Automotive Batteries and Related Products		Steel and Plastic Construction Products		Aluminum and Other Related Products		Corporate and Other		Consolidated
2002
Net sales	Ps	13,328	Ps	4,278	Ps	7,849	Ps	2,838	Ps	559	Ps	28,852
Inter–divisional sales		884		—		121		1		559		1,565
Consolidated net sales		12,444		4,278		7,728		2,837		—		27,287
Operating income (loss)		1,650		745		457		156		(169)		2,839
Assets		18,787		3,886		5,181		2,576		878		31,308
Capital expenditures		1,344		438		214		19		70		2,085
Depreciation and amortization		788		138		181		51		40		1,198
Liabilities		4,950		2,624		1,586		669		7,448		17,277

2001
Net sales	Ps	11,404	Ps	4,173	Ps	5,134	Ps	3,040	Ps	405	Ps	24,156
Inter–divisional sales		816		—		49		3		404		1,272
Consolidated net sales		10,588		4,173		5,085		3,037		1		22,884
Operating income (loss)		1,159		695		356		135		(182)		2,163
Assets		17,748		4,229		5,030		2,608		579		30,194
Capital expenditures		982		282		110		131		10		1,515
Depreciation and amortization		727		140		111		53		28		1,059
Liabilities		4,827		2,720		1,359		1,017		6,901		16,824

2000
Net sales	Ps	12,527	Ps	4,233	Ps	4,192	Ps	3,265	Ps	321	Ps	24,538
Inter–divisional sales		629		1		74		—		311		1,015
Consolidated net sales		11,898		4,232		4,118		3,265		10		23,523
Operating income (loss)		1,435		594		356		214		(192)		2,407
Assets		18,619		4,460		3,250		2,765		575		29,669
Capital expenditures		771		263		16		194		23		1,267
Depreciation and amortization		642		143		94		53		22		954
Liabilities		5,424		2,811		960		1,132		6,884		17,211

The Company’s operations by geographic area were as follows:

	México		United States		South America		Eliminations		Consolidated
2002
Net sales to unaffiliated customers	Ps	15,876	Ps	10,291	Ps	1,120	Ps	—	Ps	27,287
Inter–company sales(1)		1,398		—		—		(1,398)		—
Operating income		2,332		395		112		—		2,839
Identifiable assets		22,744		7,200		1,364		—		31,308

2001
Net sales to unaffiliated customers	Ps	14,443	Ps	7,011	Ps	1,430	Ps	—	Ps	22,884
Inter–company sales(1)		962		17		—		(979)		—
Operating income		1,838		160		165		—		2,163
Identifiable assets		21,974		6,733		1,487		—		30,194

2000
Net sales to unaffiliated customers	Ps	16,905	Ps	5,145	Ps	1,473	Ps	—	Ps	23,523
Inter–company sales(1)		1,598		11		—		(1,609)		—
Operating income		2,232		112		63		—		2,407
Identifiable assets		22,755		5,327		1,587		—		29,669

	México	United States	South America	Eliminations	Consolidated
2002

(1)	Inter–company sales between geographic areas are accounted for based on estimated market prices.

Net sales include Ps 426, Ps 564 and Ps 593, for the years ended December 31, 2002, 2001 and 2000, respectively, from sales of steel products to Duferco, a major international broker.

Export sales from México to unaffiliated customers in foreign countries is summarized as follows:

	2002	2001	2000
United States	Ps 2,976	Ps 1,801	Ps 2,713
South America	123	146	576
Others Regions	192	225	230

Total	Ps 3,291	Ps 2,172	Ps 3,519

16.    NEW ACCOUNTING PRINCIPLES:

In December 2001, the IMCP issued new Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments” (“C-9”), which is effective beginning January 1, 2003. C-9 supersedes the former Bulletins C-9, “Liabilities” and C-12, “Contingencies and Commitments”, and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

In January 2002, the IMCP issued new Bulletin C-8, “Intangible Assets” (“C-8”), whose provisions are mandatory for fiscal years beginning January 1, 2003. C-8 supersedes the former Bulletin C-8, “Intangibles” and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating expenses incurred after the effective date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized preoperating expenses under the former Bulletin C-8 will continue to be amortized. C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations.

Company’s management believes that adoption of such new principles will not have a material effect on their financial position and results.

17.    DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended, whereas financial statements prepared under U.S. GAAP are presented on an historical cost basis. The following reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, as amended, except for the reversal of the restatement of foreign sourced fixed assets (see Note 3.e.). The application of Bulletin B-10, as amended, represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting.

As mentioned in Note 2b, the Company restates prior period consolidated financial statements using a weighted average rate that incorporates the effects of inflation in Mexico for the Company’s Mexican operations using NCPI and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the Restatement Factor). However, because the Restatement Factor used to restate prior period financial statements incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is considered a difference between Mexican GAAP and U.S. GAAP. For purposes of the U.S. GAAP reconciliation, prior period balances are restated only for changes in the NCPI as discussed in Note 17 (e).

In addition, under Mexican GAAP, the Company accounted for certain 50% owned, jointly controlled operating entities using proportionate consolidation during 2002, 2001 and 2000 (see Note 2.a.). U.S. GAAP requires such investments to be accounted for using the equity method of accounting. The reconciliation of net income and stockholders’ equity presented below do not, and are not required to, give effect to this difference between Mexican and U.S. GAAP. Amounts included in the Company’s Mexican GAAP financial statements as of December 31, 2002, 2001 and 2000 and for the years then ended under proportionate consolidation are presented below:

	2002		2001		2000
Balance Sheet Data:
Current assets	Ps	259	Ps	466	Ps	338
Non-current assets		164		344		366
Current liabilities		198		385		280
Non-current liabilities		2		75		498

	2002		2001		2000
Statement of Operations Data:
Net sales		559		1,053		727
Net loss		(116)		(26)		(162)

Statement of Changes in Financial Position Data:
Operating activities		25		55		22
Financial activities		10		98		58
Investing activities		(7)		(178)		(116)

The principal differences, other than inflation accounting and proportionate consolidation, between Mexican GAAP and U.S. GAAP and their effects on net income and total stockholders’ equity are presented below with an explanation of the adjustments for the year ended December 31:

	2002		2001		2000
Reconciliation of net income:
Net income applicable to majority interest reported under Mexican GAAP	Ps	1,377	Ps	1,606	Ps	1,515
B-15 effect		—		(45)		(40)

Less:
Effect on net income of deferred income taxes under Mexican GAAP		(31)		137		(33)
US GAAP adjustment for:
Deferred income taxes		215		(37)		(80)
Deferred employees’ profit-sharing		200		1		(36)
Negative goodwill		(378)		(392)		(288)
Goodwill		59		—		—
Goodwill impairment loss		(58)		—		—
Formation of joint venture		—		—		(199)
Pre-operating expenses		119		205		111
Capitalization of financing cost		(75)		(49)		(29)
Depreciation of restatement of foreign sourced fixed assets		(31)		(37)		(29)
Minority interest applicable to above adjustments		(33)		19		(30)

	2002		2001		2000
Net income under US GAAP	Ps	1,364	Ps	1,408	Ps	862

Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	13,896	Ps	12,778	Ps	11,568
B-15 effect		—		(385)		(397)

Less:
Minority interest in consolidated subsidiaries included as stockholders’ equity under Mexican GAAP		(1,073)		(988)		(954)
Effect on net income of deferred income taxes under Mexican GAAP		73		105		(33)
Effect on (insufficiency) excess in capital restatement of deferred income tax under Mexican GAAP		(788)		(953)		(375)
Initial deferred tax effect Mexican GAAP		3,497		3,497		3,497
US GAAP adjustment for:
Effect on retained earnings from:
Deferred income taxes		(5,467)		(5,681)		(5,644)
Deferred employees’ profit-sharing		(1,662)		(1,862)		(1,863)
Effect on (insufficiency) excess in capital restatement related to:
Deferred income taxes		1,735		1,773		1,648
Deferred employees’ profit-sharing		507		517		482
Negative goodwill		(1,485)		(1,107)		(715)
Goodwill		59		—		—
Goodwill impairment loss		(58)		—		—
Pre-operating expenses		(354)		(473)		(678)
Capitalization of financing cost		385		460		509
Restatement of foreign sourced fixed assets		2,452		3,125		2,451
Depreciation of restatement of foreign sourced fixed assets		(143)		(112)		(75)
Minority interest applicable to above adjustments		309		342		323

Stockholders’ equity under US GAAP	Ps	11,883	Ps	11,036	Ps	9,744

The applicable effects of inflation on the above U.S. GAAP adjustments in the reconciliation of net income which relate to monetary assets or liabilities have been included in the corresponding adjustments. The adjustments considered to be monetary items are deferred income taxes and deferred employees’ profit-sharing. For purposes of the reconciliation of stockholders’ equity, such inflation effects have no impact as the offsetting entry to the monetary gain recorded in the statement of operations is the (insufficiency) excess in capital restatement which is a component of stockholders’ equity.

A summary of changes in stockholders’ equity giving effect to the U.S. GAAP adjustments described above is as follows:

	Common Stock Amount		Additional Paid in Capital		Reserve For Repurchase of Own Shares		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total Stockholders’ Equity
Balance as of December 31, 1999	Ps	4,765	Ps	2,803	Ps	88	Ps	3,669	Ps	(2,430)	Ps	8,895
Reserve for repurchase of own shares		—		—		36		(36)		—		—
Repurchase of own shares		15		—		10		—		—		25
Result from holding non monetary assets, Mexican GAAP		—		—		—		—		(368)		(368)
Effect on insufficiency in capital restatement of deferred income taxes under Mexican GAAP		—		—		—		—		(375)		(375)
Effect of U.S. GAAP adjustments on insufficiency from restatement of capital related to:

	Common Stock Amount		Additional Paid in Capital		Reserve For Repurchase of Own Shares		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total Stockholders’ Equity
Deferred income taxes		—		—		—		—		200		200
Deferred profit-sharing		—		—		—		—		57		57
Restatement of foreign sourced fixed assets		—		—		—		—		448		448
Net income		—		—		—		862		—		862

Balance as of December 31, 2000		4,780		2,803		134		4,495		(2,468)		9,744
Dividends paid (Ps 0.51 per common share)		—		—		—		(169)		—		(169)
Transactions of own shares, net		2		—		6		—		—		8
Result from holding non monetary assets, Mexican GAAP		—		—		—		—		(212)		(212)
Effect on insufficiency in capital restatement of deferred income taxes under Mexican GAAP		—		—		—		—		(578)		(578)
Effect of U.S. GAAP adjustments on insufficiency from restatement of capital related to:
Deferred income taxes		—		—		—		—		125		125
Deferred profit-sharing		—		—		—		—		36		36
Restatement of foreign sourced fixed assets		—		—		—		—		674		674
Net income		—		—		—		1,408		—		1,408

Balance as of December 31, 2001		4,782		2,803		140		5,734		(2,423)		11,036
Dividends paid (Ps .0.065 per common share)		—		—		—		(198)		—		(198)
Result from holding non monetary assets, Mexican GAAP		—		—		—		—		239		239
Effect on insufficiency in capital restatement of deferred income taxes under Mexican GAAP		—		—		—		—		164		164
Effect of U.S. GAAP adjustments on insufficiency from restatement of capital related to:
Deferred income taxes		—		—		—		—		(38)		(38)
Deferred profit-sharing										(11)		(11)
Restatement of foreign sourced fixed assets		—		—		—		—		(673)		(673)
Net income		—		—		—		1,364		—		1,364

Balance as of December 31, 2002	Ps	4,782	Ps	2,803	Ps	140	Ps	6,900	Ps	(2,742)	Ps	11,883

(a) Deferred Income Taxes and Employees’ Profit-Sharing

Under Mexican GAAP, prior to January 1, 2000, deferred taxes were provided only for identifiable, nonrecurring timing differences which were expected to reverse over a definite period of time. Beginning on January 1, 2000, the Company applied the Bulletin D-4. For U.S. GAAP purposes, the Company applies Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109).

Under SFAS 109, deferred tax assets and liabilities are recognized for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss and asset tax credit carry-forwards. Deferred tax assets are reduced by any tax benefits that are not expected to be realized.

The Company calculates a deferred employees’ profit-sharing liability for U.S. GAAP purposes based on temporary differences between the financial reporting bases and employees’ profit-sharing bases of assets and liabilities for all of the Company’s Mexican subsidiaries which have employees. Under U.S. GAAP, employee profit-sharing expense would be considered as a component of operating expenses.

The portions of deferred income taxes and deferred employees’ profit-sharing attributable to the excess or insufficiency of replacement cost over or under inflation indexed costs has been reflected as an adjustment to the (insufficiency) excess in capital restatement (accumulated other comprehensive loss) in the U.S. GAAP changes in stockholders’ equity.

Temporary differences and the resulting deferred tax assets and liabilities at December 31, 2002 and 2001 are summarized as follows:

	2002		2001
Current liabilities
Inventories	Ps	(1,205)	Ps	(1,238)
Current assets:
Accrued expenses and reserves		19		22
Advances from clients		60		97

Total current assets		79		119

Non-current liabilities:
Property, plant and equipment	Ps	(2,641)	Ps	(2,824)

Total non-current liabilities		(2,641)		(2,824)

Non-current assets:
Tax loss carry-forwards		659		456
Other		35		34

Total non-current assets		694		490

Net deferred tax liability before valuation allowance		(3,073)		(3,453)
Valuation allowance		(659)		(456)

Net deferred tax liability	Ps	(3,732)	Ps	(3,909)

Tax loss carryforwards, at December 31, 2002, for the Company’s Mexican, U.S.and Brazilian operations were Ps 173, Ps 124 and Ps 362, respectively. Such tax loss carryforwards for the Mexican operations and U.S. operations begin expiring in 2010 and 2012, respectively. The tax loss carryforwards in relation to Brazil do not have expiration dates.

The components of deferred employees’ profit-sharing as of December 31, 2002 and 2001, are as follows:

	2002		2001
Inventories	Ps	(354)	Ps	(354)
Accrued expenses and reserves		6		9
Advances from clients		18		25
Unrealized exchange losses		—		6
Property, plant and equipment		(834)		(1,040)
Other		9		10

Net deferred employees’ profit-sharing liability	Ps	(1,155)	Ps	(1,344)

Deferred employee profit sharing increased to Ps 200 from Ps 1 for the year ended December 31, 2002 and 2001, respectively. In 2002, the Company elected to calculate deferred employee profit sharing by utilizing an alternative method on the basis that this method is preferable. This alternative method is permitted based on legal proceedings where several Mexican companies sued the tax authorities, based on unconstitutionality, and in 2002 won such judgements against the tax authorities. The former method required that the historical-tax basis be utilized for the calculation of deferred employee profit sharing and the alternative method allows the tax-indexed basis to be utilized for this calculation. The accumulated effect of the change is Ps 189 and has been recorded in 2002.

The Company considers its investments in foreign subsidiaries to be permanently reinvested. At December 31, 2002, unrepatriated earnings in foreign subsidiaries was Ps 524.

(b) Negative Goodwill

Negative goodwill is recognized under Mexican GAAP and is amortized by the straight-line method over the period the acquired companies are integrated into the Company’s operations. Such amortization period cannot exceed five years.

For purposes of U.S. GAAP, the excess of fair value of net assets acquired over cost of subsidiaries is recorded as a reduction of long-term assets. As such, the amounts amortized to income as negative goodwill for Mexican GAAP have been reversed and are being amortized over the average estimated remaining lives of the acquired non-current assets.

(c) Pre-operating Expenses

Mexican GAAP requires capitalization and amortization of pre-operating expenses. Under U.S. GAAP, these costs are expensed when incurred.

(d) Capitalization of Financing Costs

Integral financing cost (income) is subject to capitalization under Mexican GAAP, including foreign exchange gains and losses, interest expense and gains and losses from monetary position. For Mexican GAAP, the Company has capitalized portions of such integral financing cost (income) only related to financings specifically obtained for the construction and installation of fixed assets.

For U.S. GAAP purposes, foreign exchange gains and losses and monetary gains and losses are not capitalizable. Additionally, in the absence of financing obtained specifically for the construction or installation of fixed assets, interest expense is capitalized at the weighted average rate of all debt during the construction or installation period applied to the construction in progress. Consequently, for U.S. GAAP reconciliation purposes, foreign exchange gains and losses and monetary gains and losses capitalized have been reversed and treated as income or expense as appropriate, and the related effects of depreciation on the amounts capitalized have been reversed.

(e) B-15 Effects

Effective January 1, 1998, the Company adopted Bulletin B-15. Adoption of the new standard changed the factor used to restate prior period consolidated financial statements presented for comparative purposes for the effects of inflation from a rate based soley on the NCPI to a weighted-average rate that incorporates the effects of inflation in Mexico for the Company’s Mexican operations using NCPI, and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the “Restatement Factor”).

However, because the Restatement Factor used to restate prior period financial statements incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is not consistent with Regulation S-X Rule 3-20(e) of the Securities and Exchange Commission. Therefore, for purposes of the U.S. GAAP reconciliation, prior-period consolidated financial statements are only restated for changes in the NCPI.

The Restatement Factor used by the Company to restate prior period amounts was 1.086 and the applicable NCPI factor used for purposes of the U.S. GAAP reconciliation is 1.056.

(f) Restatement of Foreign Sourced Fixed Assets

Effective January 1, 1997, the Company adopted the Fifth Amendment to Bulletin B-10, which allows foreign sourced fixed assets to be restated for inflation using either of two methodologies. Under the first methodology, foreign sourced fixed assets are restated by applying Mexican NCPI factors to the original cost of the asset, denominated in pesos. The alternate methodology, which is utilized by the Company, restates foreign sourced fixed assets by applying the inflation factor of the country of origin to the original cost, denominated in the foreign currency, and then translating such amounts into pesos at the foreign exchange rate in effect at the balance sheet date.

The alternate methodology is not consistent with Rule 3-20 (e) of Regulation S-X of the U.S. Securities and Exchange Commission. Accordingly, foreign sourced fixed assets have been restated using the Mexican NCPI applied to original cost (the balance of the related assets at December 31, 1996 or historical cost if acquired thereafter, in pesos, for purposes of the U.S. GAAP reconciliation).

(g) Goodwill and Other Intangible Assets

In accordance with Mexican GAAP the Excess of Cost Over Fair Value of Net Assets Acquired of Subsidiaries (Goodwill) is restated utilizing factors derived from the NCPI and is amortized on a straight line basis over 20 years.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS No. 142), “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually and written-down with a charge to operations when the carrying amount exceeds the estimated fair value.

In connection with the transition provisions for adopting the standards the Company performed a transitional impairment test and recorded a loss of Ps 58, all relating to the automotive batteries and related products segment. The method for determining the fair value of the reporting units was the discounted cash flow method.

Additionally, the Company performed its annual impairment test on December 31, 2002, and found no impairment.

Additionally in accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. The financial statement impact was to reduce amortization expense by $ 59 and increase net income by $ 59 for the year ended December 31, 2002 compared to the year ended December 31, 2001. A reconciliation of previously reported net income to the amounts adjusted to exclude goodwill, is as follows:

	2002	2001	2000
Reported net income	Ps 1,364	Ps 1,408	Ps 862
Add back: goodwill amortization	—	60	63

Adjusted net income	Ps 1,364	Ps 1,468	Ps 925

Basic earnings per share for adjusted net income, presented above, was Ps 48, Ps 52 and Ps 33 for the years ended December 31, 2002, 2001 and 2000, respectively.

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001 are as follows:

Balance as of December 31, 2000	Ps 1,065
Goodwill acquired	24
Amortization	(60)

Balance as of December 31, 2001	1,029
Goodwill acquired	95
Impairment losses	(58)

Balance as of December 31, 2002	Ps 1,066

The goodwill acquired in 2002 and 2001 in the amounts of Ps 95 and Ps 24, respectively, was acquired in relation to the steel and plastic construction products segment (see Note 4).

(h) Minority Interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

(i) Other Differences and Supplemental U.S. GAAP Disclosures

(1) Employees’ Profit-Sharing Expense—The provision for employees’ profit-sharing is classified as a non-operating item in accordance with Mexican GAAP. For U.S. GAAP purposes, such provision is classified as an operating expense.

(2) Plant shutdown and fixed asset write-down—In 2002, the Company recorded an expense relating to the plant shutdown and fixed asset write-down of Ps 46 and Ps 68, respectively, and such expense is classified as a non-operating item in accordance with Mexican GAAP. For U.S. GAAP purposes, such provision is classified as an operating expense.

(3) Termination of interest rate swap—In 2002, the Company terminated an interest rate swap contract, which related to the early payment of its Senior Notes program whereby the Company recognized a gain of Ps 67, which is classified as a non-operating item in accordance with Mexican GAAP. For U.S. GAAP purposes, such gain is classified as a part of operating income.

(4) The Company presents its supplemental U.S. GAAP cash flow information exclusive of the effects of inflation. Such information for the years ended December 31, 2002, 2001 and 2000 are presented below:

	2002		2001		2000
Operating activities:
Consolidated net income under Mexican GAAP	Ps	1,512	Ps	1,762	Ps	1,729
Effects of inflation		(830)		(674)		(590)

Consolidated net income exclusive of inflation Mexican GAAP		682		1,088		1,139
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,153		956		830
Amortization of excess of fair value of net assets acquired over cost of subsidiaries		(360)		(341)		(540)
Deferred income taxes and employees’ profit sharing		(31)		130		(31)
Others		15		7		(42)
Changes in operating assets and liabilities net of effects from purchases of businesses:
Accounts receivable–trade		(614)		96		28
Inventories		(452)		86		323
Others current assets		60		(189)		(351)
Accounts payable-trade		274		365		592
Advances from clients		(89)		20		74
Other accounts payable and accrued liabilities		474		(66)		248

Net cash provided by operating activities		1,112		2,152		2,270

Investing activities:
Acquisition of property, plant and equipment		(2,036)		(1,368)		(1,095)
Sale of property, plant and equipment		259		248		153
Acquisition of companies and minority interest		(101)		(1,106)		(2,579)
Sale of companies		—		—		51
Other		(26)		—		(56)

Net cash used in investing activities		(1,904)		(2,226)		(3,526)

Financing activities:
(Payments) proceeds of short-term bank loans		82		170		(1,314)
Proceeds from borrowings from banks and issuance of long-term debt		2,989		1,496		3,799
Payments of long-term debt		(1,942)		(1,401)		(1,440)
Common dividends paid		(191)		(152)		—
Other		(72)		(89)		2

Net cash provided by financing activities		866		24		1,047

Net decrease in cash and cash equivalents		74		(50)		(209)
Cash and cash equivalents at beginning of year		526		619		840

	2002		2001		2000
Effect of inflation and exchange rates on cash		(14)		(43)		(12)

Cash and cash equivalents at end of year	Ps	586	Ps	526	Ps	619

Supplemental Schedule of Non-cash Investing and Financing Activities:

The Company acquired the common stock of various companies during 2002, 2001 and 2000 as disclosed in Note 4. In conjunction with the acquisitions, liabilities assumed were as follows:

	2002		2001		2000
Fair value of assets acquired	Ps	176	Ps	1,242	Ps	3,170
Cash paid		104		1,110		2,902

Liabilities assumed	Ps	72	Ps	132	Ps	268

Cash flows provided by operating activities reflects cash payments of interest and income taxes as follows:

	2002	2001	2000
Interest	Ps 370	Ps 582	Ps 640
Income taxes	271	366	547

(5) Statements of Comprehensive Income—Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components. The Company’s statements of comprehensive income for the years ended December 31, 2002, 2001 and 2000, giving effect to the U.S. GAAP adjustments described above, are set forth below:

	2002		2001		2000
Net income under U.S. GAAP	Ps	1,364	Ps	1,408	Ps	862

Result due to holding non-monetary assets as reported under Mexican GAAP		403		(790)		(743)
U.S. GAAP adjustments to result due to holding non-monetary assets		(722)		835		705

Total other comprehensive (loss) income		(319)		45		(38)

Comprehensive income under U.S. GAAP	Ps	1,045	Ps	1,453	Ps	824

(6) Earnings Per Share in Accordance with U.S. GAAP—SFAS No. 128, “Earnings Per Share” establishes standards for computing and presenting earnings per share. SFAS No. 128 requires the presentation of basic earnings per share which are calculated by dividing earnings by weighted average number of shares outstanding during the period. Earnings per share computed in accordance with SFAS No. 128 is presented below:

	2002		2001		2000
Basic earnings per share:
Net income per share	Ps	0.48	Ps	0.50	Ps	0.31

Weighted average shares outstanding (millions)		2,815		2,813		2,784

SFAS No. 128 also requires the presentation of diluted earnings per shares giving effect to all potentially dilutive common shares outstanding during the period. Diluted earnings per share for all periods presented have not been shown as there were no potentially dilutive securities issued or outstanding during those periods.

(7) Pro-Forma Combined Statements of Operations—The following unaudited pro-forma condensed statement of operations for 2002 is presented as though the business combination that occurred in 2002 (as described in note 4) had been completed at the beginning of the period. The following pro-forma condensed statement of operations for 2001 is presented as though the business combinations that occurred in both 2002 and 2001 (as described in note 4) had been completed at the beginning of that period. These unaudited proforma combined condensed statements of operations are not necessarily indicative of the actual results that would have occurred had the above referenced acquisitions been consummated as of the beginning of each period or of future results of the combined companies.

	2002 (Unaudited)	2001 (Unaudited)
Net sales	Ps 27,287	Ps 25,143
Net income	1,512	1,725
Earning per share	0.54	.061

(8) Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt SFAS No. 143 on January 1, 2003 and does not expect it to have a material impact on the Company’s financial position, results of operations or cash flows.

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to Be Disposed Of,” and establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying value or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 on January 1, 2002 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, thereby gains and losses from extinguishments of debt are no longer classified as extraordinary items within the income statement unless considered unusual and infrequent. SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied by the Company beginning January 1, 2003. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The Company early adopted the provisions of SFAS No. 145. There was no cumulative effect upon early adoption of this statement.

In June 2002, the FASB issued SFAS No. 146, “Accounting for the Costs Associated with Exit or Disposal Activities.” SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The Company does not expect the adoption of SFAS No. 146 will have a material impact on its financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after

December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The Company does not expect the adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all companies that hold a variable interest in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will apply the provisions of FIN 46 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company does not expect that the adoption of FIN 46 will have a material impact on its financial position, results of operations or cash flows.

In April 2003 the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers 1.) mandatorily redeemable instruments, 2.) forward contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets, and 3.) certain other financial instruments that include obligations. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and pre-existing instruments effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its financial position, results of operations or cash flows.

INDEPENDENT AUDITOR’S REPORT

OF DELOITTE & TOUCHE ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of

Grupo Imsa, S.A. de C.V.

We have audited the consolidated financial statements of Grupo Imsa, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated February 28, 2003 (June 25, 2003 as to Note 17). Such report is based on our audits and the reports of other auditors. Such consolidated financial statements and our report and the reports of other auditors are included elsewhere in this Form 20-F. Our audits also included the consolidated financial statement schedule listed in Item 17 of this Form 20-F. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits and the reports of other auditors. In our opinion, based on our audits and the reports of other auditors, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

DELOITTE & TOUCHE

Monterrey, N.L. Mexico

February 28, 2003

S-I

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Millions of Mexican pesos of purchasing power as of December 31, 2002)

	Balance as of Beginning of Period	Additional Charged to Cost and Expenses	Deductions	Balance as of End of Period
Year ended December 31, 2002 allowance for doubtful accounts	53	24	9	68
Year ended December 31, 2001 allowance for doubtful accounts	66	16	29	53
Year ended December 31, 2000 allowance for doubtful accounts	85	10	29	66

S-II

INDEX TO EXHIBITS

Exhibit No.
By-laws (Estatutos Sociales), as amended, together with an English translation thereof (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002).	1.1

Credit Agreement, dated as of August 22, 2000, as amended and restated as of December 11, 2001, among Grupo Imsa, S.A. de C.V., the Initial Lenders named therein, Salomon Smith Barney Inc., as Lead Arranger and Syndication Agent and Citibank, N.A., as Administrative Agent (incorporated by reference to the Company Annual Report on Form 20-F filed on July 1, 2002). [1]	3.1

Credit and Security Agreement, dated as of May 4, 2001, as amended and restated as of October 31, 2002, among Enertec Mexico, S. de R.L. de C.V. and Enertec Exports, S. de R.L. de C.V. and the Lenders named therein, JPMorgan Chase Bank, as Collateral Agent, and ING (U.S.) Capital LLC, as Administrative Agent. [2]	3.2

Asset Purchase Agreement, dated as of August 21, 2001, by and among Varco Pruden Buildings, Inc., VP-Graham, Inc., Varco Pruden International, Inc. and United Panel, Inc., as Sellers, and Grupo Imsa, S.A. de C.V. as Buyer, and The LTV Corporation (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002).[1]	3.3

Subsidiaries of the Company	4.1

[1]	Confidential treatment was granted by the Securities Exchange Commission for a portion of this document.
[2]	Information from this document has been omitted pursuant to a request for confidential treatment and has been filed separately with the Securities Exchange Commission.