Form 20-F
period 2003-12-31
GRUPO IMSA SA DE CV
filed 2004-06-30
CIK 1026735

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Series B Shares, without par value	2,337,103,674
Series C Shares, without par value	478,069,116

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

GRUPO IMSA, S.A. DE C.V.

(the “Company”)

Form 20-F

ACCOUNTING PRINCIPLES

The Company maintains its financial books and records in pesos and presents its financial statements in conformity with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”). Mexican GAAP differ in some important respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). See Note 19 to the Consolidated Financial Statements of the Company included herein for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company and for a reconciliation of net income and total stockholders’ equity for the periods and at the dates indicated.

The Mexican Institute of Public Accountants has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”), Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”) and Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Subsidiaries” (“Bulletin B-15”) (See Notes 2.b and 3.a to the Consolidated Financial Statements). These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. The Third Amendment to Bulletin B-10 (the “Third Amendment”), which has been effective since January 1, 1990, requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking inflation into account) as of the date of the most recent balance sheet presented. Pursuant to Mexican GAAP, all financial data in the Company’s consolidated financial statements as of December 31, 2002 and December 31, 2003 and for each of the years in the three years ended December 31, 2003 (the “Consolidated Financial Statements”) and the related notes thereto included therein and, unless otherwise indicated, throughout this annual report, have been restated in constant pesos as of December 31, 2003.

CURRENCY

References herein to “US$”, “U.S. dollars”, “dollars” or “$” are to the lawful currency of the United States. References herein to “pesos” or “Ps” are to the lawful currency of Mexico.

EXCHANGE RATES

This annual report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps 11.2360 to $1.00, the noon buying rate on December 31, 2003 announced by the Mexican central bank (“Banco de Mexico”). On June 14, 2004, the rate for Mexican pesos was Ps 11.3689 to $1.00. See “Item 3. Key Information—Selected Financial Data—Exchange Rate” for information regarding exchange rates since January 1, 1999.

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

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. The Company cautions the reader that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation, (1) adverse changes in the Mexican economy with respect to the rates of inflation, economic growth, currency devaluation and other factors, (2) adverse changes in the Mexican political situation, including the reversal of various market-oriented reforms and economic recovery measures, or the failure of such reforms and measures to achieve their goals, (3) adverse changes in the international markets for the Company’s products, and (4) other factors discussed under “Item 4. Information on the

Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Sections of this annual report that by their nature contain forward-looking statements include “Item 3. Key Information”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure about Market Risk”.

Forward-looking statements also may be identified by the use of words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “probability”, “risk”, “target”, “goal”, “objective”, “future” or similar expressions or variations of such expressions.

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

Item 3 Key Information

A. Selected Financial Data

The following table presents selected consolidated financial information and data for the Company at the dates and for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the related notes thereto included elsewhere in this annual report. See “Item 8. Financial Information—Dividends and Dividend Policy” for the Company’s dividends and dividend policy.

The Consolidated Financial Statements are prepared and presented in accordance with Mexican GAAP which differ in certain respects from U.S. GAAP. See Note 19 of the Notes to the Consolidated Financial Statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2001, 2002 and 2003 and stockholders’ equity as of December 31, 2001, 2002 and 2003. In accordance with Mexican GAAP, the Company’s financial statements recognize certain effects of inflation and have been restated in constant pesos as of the date of the most recent balance sheet presented. Accordingly, all peso amounts related to the Mexican companies in the Consolidated Financial Statements and in the selected financial information set forth below have been restated in constant pesos as of December 31, 2003 by applying factors derived from the National Consumer Price Index (“NCPI”), published by Banco de Mexico. The operations of foreign subsidiaries and associated companies are not considered an integral part of the Company; thus, the inflation effects confronted by the foreign subsidiaries in their respective countries are applied when consolidating the financial statements and restated, accordingly, in constant pesos as of the date of the most recent balance sheet presented. The effects of these inflation accounting principles, except for the adjustment related to restatement of foreign sourced fixed assets, have not been reversed in the reconciliation to U.S. GAAP, as discussed in Note 19 of the Notes to the Consolidated Financial Statements.

	1999		2000		2001		2002		2003		2003
	(in millions of pesos) (1)										(in millions of dollars) (1)(2)
Statement of Operations Data:
Mexican GAAP
Net Sales	Ps	22,022	Ps	25,117	Ps	24,435	Ps	29,137	Ps	31,230	$2,779
Cost of Sales		15,760		19,593		18,968		22,665		25,323	2,254

Gross Margin		6,262		5,524		5,467		6,472		5,907	525
Operating Expenses		2,864		2,955		3,157		3,440		3,448	307

Operating Income		3,398		2,569		2,310		3,032		2,459	218

Integral Financing Cost (Income), Net:
Interest Expense		998		1,045		733		469		386	34
Interest Income		(261)		(57)		(63)		(76)		(38)	(3)
Foreign Exchange (Gain) Loss, Net		(215)		106		(279)		1,198		738	66
Gain from Monetary Position		(964)		(642)		(387)		(472)		(344)	(31)

Total		(442)		452		4		1,119		742	66

Other Income, Net		(157)		(441)		(283)		(113)		192	17

Income before Provisions and Extraordinary Item		3,997		2,558		2,589		2,026		1,525	135

Provisions:
Income Taxes		806		643		641		319		457	41
Employees’ Profit Sharing		83		69		66		92		59	5

Total		889		712		707		411		516	46

Income before Extraordinary Item		3,108		1,846		1,882		1,615		1,009	90
Extraordinary Item-Utilization of Tax Loss and Tax on Assets Carryforwards		382		—		—		—		—	—

Consolidated Net Income	Ps	3,490	Ps	1,846	Ps	1,882	Ps	1,615	Ps	1,009	$90

Net Income of Minority Interest	Ps	510	Ps	228	Ps	167	Ps	145	Ps	251	$22
Net Income of Majority Interest		2,980		1,618		1,715		1,470		758	68

Consolidated Net Income	Ps	3,490	Ps	1,846	Ps	1,882	Ps	1,615	Ps	1,009	$90

Earnings per Common Share:
Income before Extraordinary Item	Ps	1.12	Ps	0.66	Ps	0.67	Ps	0.57	Ps	0.36	$0.03
Extraordinary Item		0.14		—		—		—		—	—

Consolidated Net Income	Ps	1.25	Ps	0.66	Ps	0.67	Ps	0.57	Ps	0.36	$0.03

Net Income of Minority Interest	Ps	0.18	Ps	0.08	Ps	0.06	Ps	0.05	Ps	0.09	$0.01
Net Income of Majority Interest		1.07		0.58		0.61		0.52		0.27	0.02

Consolidated Net Income	Ps	1.25	Ps	0.66	Ps	0.67	Ps	0.57	Ps	0.36	$0.03

Weighted Average Common Shares Outstanding (Millions)		2,788		2,784		2,813		2,815		2,813	2,813

US GAAP
Operating Income	Ps	2,740	Ps	2,469	Ps	2,187	Ps	3,187	Ps	2,524	$225
Majority Net Income		1,105		896		1,463		1,417		1,110	99

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(in millions of pesos) (1)					(in millions of dollars) (2)
BALANCE SHEET DATA:
Mexican GAAP
Cash and cash equivalents	Ps 973	Ps 661	Ps 562	Ps 626	Ps 870	$77
Accounts Receivable-Trade, Net	3,772	3,696	3,863	4,170	4,460	397
Inventories	5,964	5,886	5,828	5,866	6,433	573
Other Current Assets	446	689	1,013	820	1,037	92

Total Current Assets	11,155	10,932	11,266	11,482	12,800	1,139
Investment in Shares	329	255	100	109	115	10
Property, Plant and Equipment, Net	15,372	10,186	18,549	19,626	20,263	1,803
Other Assets, Net	1,076	1,186	1,226	1,184	782	70
Excess of Cost Over Fair Value of Net Assets Acquired of Subsidiaries, Net	972	1,119	1,099	1,029	964	86

Total Assets	Ps 28,904	Ps 31,678	Ps 32,240	Ps 33,430	Ps 34,924	$3,108

Current Portion of Long-Term Debt	Ps 380	Ps 1,465	Ps 1,276	Ps 1,743	Ps 1,469	$131
Bank Loans	2,084	168	290	257	684	61
Accounts Payable-Trade	2,615	3,089	3,362	3,125	4,117	366
Advances from Clients	218	288	306	187	248	22
Other Accounts Payable and Accrued Liabilities	1,177	1,344	1,295	1,617	1,312	117

Total Current Liabilities	6,474	6,354	6,529	6,929	7,830	697
Long-Term Debt	6,898	8,291	7,986	8,038	7,646	680
Deferred Taxes	—	3,583	3,132	3,185	3,346	298
Other Long-Term Liabilities	104	148	317	296	338	30

Total Liabilities	13,476	18,376	17,964	18,448	19,160	1,705
Excess of Fair Value of Net Assets Acquired Over Cost of Subsidiaries, Net	265	947	632	144	94	8
Majority Stockholders’ Equity	13,817	11,306	12,558	13,692	14,766	1,314
Minority Stockholders’ Equity	1,346	1,049	1,086	1,146	904	81

Total Liabilities and Stockholders’ Equity	Ps 28,904	Ps 31,678	Ps 32,240	Ps 33,430	Ps 34,924	$3,108

US GAAP
Total Assets	Ps 28,861	Ps 31,681	Ps 32,788	Ps 33,867	Ps 35,387	$3,149
Short-Term Debt (3)	2,332	1,543	1,481	1,946	2,153	192
Long-Term Debt	6,527	7,844	7,558	7,822	7,646	680
Majority Stockholders’ Equity	9,241	10,125	11,468	12,348	13,391	1,192

	2001	2002	2003	2003
	(in millions of pesos) (4)			(in millions of dollars) (2)(4)
Segment Data:
Net Sales (5)
Steel Processing Products	Ps 11,306	Ps 13,288	Ps 14,728	$1,311
Automotive Batteries and Related Products	4,456	4,568	4,823	429
Steel and Plastic Construction Products	5,430	8,252	8,595	765
Aluminum and other Related Products	3,242	3,029	3,083	274
Operating Income (6)
Steel Processing Products	1,238	1,762	1,208	108
Automotive Batteries and Related Products	742	796	992	88
Steel and Plastic Construction Products	380	488	264	23
Aluminum and other Related Products	144	167	190	17
Capital Expenditures (7)
Steel Processing Products	1,049	1,435	1,098	98
Automotive Batteries and Related Products	301	468	247	22
Steel and Plastic Construction Products	117	229	267	24
Aluminum and other Related Products	140	20	85	8

	2001	2002	2003	2003
	(in millions of pesos) (4)			(in millions of dollars) (2)(4)
Operating Data:
Steel Processing Products
Tonnes Shipped (thousands)	1,798.1	2,046.8	2,166.7	—
Average Realized Price per Tonne (8)	6,288	6,492	6,797	604.9
Operating Income per Tonne	689	861	558	49.6
Automotive Batteries and Related Products
Units of Automotive Batteries Sold (thousands)	20,740	21,819	22,709	—
Percentage of Recycled Lead (9)	44%	47%	46%	—

Other Data:
Operating Working Capital (Mexican GAAP) (10)	5,740	5,927	6,253	557
Operating Working Capital (US GAAP) (10)	4,268	4,599	4,494	400
Depreciation and Amortization	1,131	1,279	1,396	124
Number of Employees (at period end)	16,373	15,800	15,772	—

(1)	Except for tonne, per tonne and per share data and percentages.
(2)	Dollar amounts provided are translations from the constant peso amounts, solely for the convenience of the reader, at an exchange rate of Ps 11.2360 per dollar, the noon buying rate on December 31, 2003 (the last reported rate for the year ended December 31, 2003).
(3)	Short-term debt is defined as bank loans of less than one year and the current portion of long-term debt.
(4)	Except tonnes shipped, per tonne amounts, units of automotive batteries sold, number of employees and percentages.
(5)	The sum of these amounts does not equal the consolidated net sales for the periods presented, because Corporate and Other has been excluded. Corporate and Other net sales for 2001, 2002 and 2003 were equal to Ps 1 million, Ps 0 million and Ps 1 million, respectively; these amounts reflect net sales and intercompany sales of the operations of the Company’s holding company, service company and real estate company. See Note 16 of the Notes to the Consolidated Financial Statements.
(6)	The sum of these amounts does not equal the consolidated operating income for the periods presented, because Corporate and Other has been excluded. Corporate and Other operating loss for 2001, 2002 and 2003 was equal to Ps 194 million, Ps 181 million and Ps 195 million, respectively; these amounts reflect operating results of the operations of the Company’s holding company, service company and real estate company. See Note 16 of the Notes to the Consolidated Financial Statements.
(7)	The sum of these amounts does not equal the consolidated capital expenditures for the periods presented, because Corporate and Other has been excluded. Corporate and Other capital expenditures for 2001, 2002 and 2003 were equal to Ps 11 million, Ps 74 million and Ps 124 million, respectively; these amounts reflect capital expenditures of the operations of the Company’s holding company, service company and real estate company. See Note 16 of the Notes to the Consolidated Financial Statements.
(8)	Defined as the steel products processing segment’s net sales divided by its sales volume.
(9)	Lead recycled by the Company for use in Mexican operations.
(10)	Defined as current assets (excluding cash) minus current liabilities (excluding short-term debt and the current portion of long-term debt).

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

	Free-Market Rate(1)
Year ended December 31,	High	Low	Average(2)	Period-End
1999	10.76	9.24	9.57	9.51
2000	10.08	9.17	9.48	9.60
2001	9.90	8.94	9.34	9.17
2002	10.36	9.00	9.66	10.36
2003	11.35	10.11	10.80	11.24

	Free-Market Rate(1)
Year ended December 31,	High	Low	Average(2)	Period-End
Months in 2004
January	11.24	10.82	10.95	11.08
February	11.13	10.91	11.02	11.07
March	11.21	10.93	11.00	11.21
April	11.41	11.16	11.26	11.41
May	11.62	11.39	11.51	11.41
June (as of June 14, 2004)	11.48	11.34	11.40	11.37

(1)	As announced by Banco de Mexico.
(2)	Average of month-end rates.

Except for the period from September 1 through December 20, 1982, during the Mexican liquidity crisis, Banco de Mexico consistently has made foreign currency available to Mexican private sector entities (such as the Company) to meet their foreign currency obligations.

The Company conducts substantially all of its business in either pesos or dollars. Some of the Company’s subsidiaries maintain a favorable commercial trade position in dollars. This position motivated the Company to enter into forward contracts establishing a fixed exchange rate for each transaction (“Forward Contracts”). In accordance with the terms of these Forward Contracts, the Company is required to sell the dollar amount at the contractual exchange rate. If the exchange rate in the market on the due date is below the agreed fixed exchange rate, the Company receives the spread; and if the exchange rate is above the agreed fixed exchange rate, the Company pays the difference. As of December 31, 2003, the total outstanding amount of Forward Contracts was U.S.$50.2 million. As of the same date, the fair value represented a favorable valuation for the Company of U.S.$586 thousand.

B. Capitalization and Indebtedness

Not required because this Form 20-F is filed as an annual report.

C. Reasons for the Offer and Use of Proceeds

Not required because this Form 20-F is filed as an annual report.

D. Risk Factors

Risks Relating to Mexico

The Company is a Mexican corporation which currently conducts most of its manufacturing activities in, and derives a substantial portion of its sales from, Mexico. The level of manufacturing activity in Mexico has in the past been affected by prevailing conditions in the Mexican economy, and domestic demand (including domestic demand for the Company’s products) has been and is, to a significant extent, vulnerable to economic downturns in Mexico. In addition, the Company’s financial condition, liquidity (including its ability to obtain financing) and prospects have been and are expected to continue to be affected by prevailing economic conditions in Mexico, particularly downturns in the Mexican economy and changes in government policies, including public spending on infrastructure projects. The discussion of recent developments in Mexico that follows was derived from information filed by the Mexican government and Petróleos Mexicanos (“Pemex”) with the U.S. Securities and Exchange Commission (“SEC”). Although the Company believes this information is reliable, it has not independently verified this information and cannot guarantee that it is accurate.

Economic Situation

Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, a devaluation of the Mexican peso, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, reduced consumer purchasing power and high unemployment. In response to the economic crisis, the Mexican government implemented broad economic reform programs which improved economic conditions in 1996 and 1997. However, a combination of factors led to a reduction in Mexico’s economic growth beginning in 1998, including the economic crises in Asia, Russia, Brazil and other emerging markets that began in late 1997. Mexico’s economic growth resumed in 1999 and 2000, but decreased in 2001 during the worldwide recession. See “Item 5. Operating and Financial Review and Prospects – General”.

Mexico’s gross domestic product (“GDP”) increased 0.7% in 2002 and increased 1.3% in 2003, and the annual rate of inflation, as measured by changes in the Consumer Price Index, was 3.98% in 2003. In 2004, according to Mexican government estimates, GDP growth is expected to be approximately 3% to 3.5%, and the inflation rate is estimated to be 3%. Interest rates on 28-day Mexican treasury bills, or “Cetes”, averaged 7.1% in 2002 and 6.23% in 2003. On June 15, 2004, the interest rate on 28-day Cetes was 6.54%. These estimates for 2004 may be revised and, whether or not they are revised, actual results may differ from estimates.

A deterioration in Mexico’s economic conditions, similar to that experienced from the end of 1994 through 1995, could adversely affect the Company’s business, results of operations, financial condition, liquidity and prospects. For example, adverse economic conditions in Mexico could result in reduced domestic consumption of the Company’s products, higher interest rates accompanied by reduced opportunities for refunding or refinancing, foreign exchange losses associated with dollar-denominated debt, increased raw materials and operating costs, decreased operating results and delays in capital expenditures dependent on U.S. dollar purchases of equipment. Severe devaluation of the peso may also result in disruption of the international foreign exchange markets, hindering the Company’s ability to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal in respect of its indebtedness or purchases of raw materials or equipment. Depending on their severity and duration, these consequences could have a material adverse effect on the Company’s business, results of operation, financial condition, liquidity and prospects. See “Item 5. Operating and Financial Review and Prospects – General”.

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

In the Congressional election held on July 6, 2003, all of the seats in the Chamber of Deputies were up for election. The following table provides the distribution of Congressional seats as of September 1, 2003.

Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	60	46.9%	222	44.8%
National Action Party	46	35.9	151	30.4
Democratic Revolution Party	16	12.5	95	19.4
Ecological Green Party of Mexico	5	3.9	17	3.4
Labor Party	0	0.0	6	1.0
Convergence for Democracy	1	0.8	5	1.0

Total	128	100.0%	496	100.0%

Note: Totals may differ due to rounding.

Source: Federal Electoral Institute.

The Senate will maintain its current composition until 2006 as a result, the PRI no longer holds a congressional majority.

The success of political opposition parties in recent elections may result in changes in Mexico’s economic policies. Currently, no party has a working majority in either house of the Mexican Congress, which has made governability and the passage of legislation more difficult.

Risks Relating to Other Latin American Countries

Certain of the Company’s subsidiaries are located in other Latin American countries, including Brazil, Chile and Guatemala, and a portion of the Company’s exports are made to Latin American countries. In recent years, some of these countries have been adversely affected by political and economic conditions and government policies. In each of these countries, conditions such as currency fluctuations, inflation and interest rates, social instability, government policies such as wage and price controls, exchange controls or tax increases, or other political, economic or social developments, could have a material adverse effect on the Company’s operations and export revenues. In addition, devaluation of any of the local currencies could adversely affect the Company’s consolidated financial condition and results of operations. The Company has from time to time experienced an impact as a result of adverse conditions elsewhere in Latin America. For example, battery sales in Argentina declined in 2002 as a result of the crisis in that nation. Although to date the Company has not experienced a material adverse effect as a result of conditions in other Latin American countries, extreme conditions affecting one or more of the Company’s subsidiaries or exports of one or more of the Company’s products could have a material adverse effect on the Company’s business and results of operations.

Risks Relating to Cyclicality in the Demand for the Company’s Products

The industries in which the Company operates are cyclical. The financial condition and results of operations of companies in these industries are generally affected by general economic conditions and other factors in the countries in which their products are sold, including fluctuations in GDP, related market demand, global production capacity and other factors beyond the Company’s control. The demand for, and prices of, the Company’s products are directly affected by these fluctuations. Many of the Company’s subsidiaries are highly dependent on construction activity, which is cyclical and is significantly affected by changes in general and local economic conditions. A prolonged recession in the construction industry in Mexico or the United States could result in a significant decrease in the Company’s operational performance. There can be no assurance that events having an adverse effect on the industries in which the Company operates may not occur or continue, such as another downturn in the Mexican or world economies, an increase in imports of competing products into Mexico, an increase in production resulting in over-supply in the markets in which the Company sells its products, unfavorable currency fluctuations or an increase in domestic competition in the Mexican market.

Risks Relating to Competition

In 2002 and 2003, net sales in the Mexican market accounted for approximately 46.1% and 46.0%, respectively, of the Company’s net sales. In Mexico, the industries in which the Company operates are characterized by a high degree of competition from domestic and foreign manufacturers, some of which have greater resources than the Company. Competitors are continually undertaking modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with the Company’s and, in certain cases, undertake strategic alliances with foreign competitors. As a result, the Company may experience increased competition in Mexico as its competitors’ plans are completed. The Company also faces significant competition in other countries in which it operates, particularly in the United States, where a significant portion of the Company’s operations are situated. See “Item 4. Information on the Company—Steel Processing Products—Competition”, “—Automotive Batteries and Related Products—Competition”, “—Steel and Plastic Construction Products—Competition”, and “—Aluminum and Other Related Products—Competition” below.

In the ten years since the North American Free Trade Agreement (“NAFTA”) became effective, Mexican products have consolidated in the North American market, positioning Mexico as the second or third largest trade partner of the United States. There are no barriers to free trade among the three member countries of NAFTA, the United States, Canada and Mexico. There are no duties for steel products, automotive batteries or construction related products, including the Company’s products. As a result of NAFTA, some products, including the Company’s products, have been subject to price pressures and may continue in the future to be subject to these price pressures. The Company does not believe, however, that these price pressures have to date materially affected its competitive position in the products which it produces and which are subject to free trade under NAFTA.

The Free Trade Agreement between the European Union and Mexico became effective on July 1, 2000. As a result, since January 1, 2003, Mexican products including flat steel products have been able to enter the European market free of any duties. Products from the European Union, on the other hand, are subject to different duty-reduction schedules, achieving free access to the Mexican market by 2007. Flat steel and construction-related products imported into Mexico from the European Union will be duty free in 2007. The Company is not able to predict what impact elimination of duties on products imported from the European Union will have on the Company’s business, results of operation or financial condition.

There are currently no countervailing duties on Mexican flat steel products nor any ongoing processes that could result in a potential obstacle to their access to the United States, Canada or Latin American markets. Furthermore, automotive batteries and the rest of the Company’s products are not subject to any countervailing duties under NAFTA or in Latin America.

Articles 303 and 304 of NAFTA sharply curtail the waiver by NAFTA countries of duties on material, parts, machinery and equipment imported from outside of North America that are used to produce finished goods exported to the other NAFTA countries. Since January 1, 2001, the amount of import duties on material, parts and components waived by Mexico has been limited to the lesser of the Mexican import duties accrued or the U.S. or Canadian duties on the finished product when imported from Mexico. Mexico has sought to deal with this limitation by establishing a sector program called “PROSEC”, which allows 23 industrial sectors in Mexico to import parts, components and machinery at duties ranging from 0% to 5%. This program is in compliance with NAFTA and World Trade Organization (“WTO”) rules since the lower duties are not tied to export performance. Flat steel products are included in PROSEC. The Company believes that it experiences increased competition from suppliers to those Mexican industrial sectors covered by PROSEC that are able to import steel products from non-NAFTA countries at duties ranging from 0% to 5%.

On June 5, 2001, President George W. Bush announced his plans for addressing the problems facing the U.S. steel industry. Part of his plan called for a Section 201 investigation by the United States International Trade Commission (the “ITC”). On June 22, 2001, the United States Trade Representative submitted a request to the ITC for a Section 201 investigation. On March 5, 2002, President Bush announced measures that would be implemented in the United States to protect the nation’s steel industry, including the application of import tariffs of 30% on flat steel products for the first year, commencing in March 2002, 24% for the second year and 18% for the third year. Mexico was excluded from such measures. In late 2003, the WTO Appellate Body affirmed that the U.S. safeguard measure on steel was WTO-inconsistent. The Appellate Body ruled that the measure breached a number of the obligations of the United States under the Agreement on Safeguards. On December 5, 2003, arguing that the safeguard had served its purpose and under pressure from the WTO, the European Union and other countries, President Bush announced his decision to terminate the temporary safeguard measures on steel which were put in place in March 2002.

In response to the actions that the United States has taken, and in order to avoid a surplus of steel from the international marketplace being dumped in Mexico and damaging the Mexican steel industry, the Mexican government imposed tariffs on imports from countries that do not have a free trade agreement with Mexico of 25% during the period from September 2002 to September 2003 and 18% during the period from September 2003 to March 2004. These measures helped to discourage steel imports from some countries. Although tariffs have been restored to their original level of 18% for coated steel and 13% for non-coated steel, respectively, as of the beginning of 2004, imports have declined as a result of the scarcity of steel in the world market. To the extent steel in the world market becomes less scarce in the future, imports of steel to Mexico may increase resulting in increased competition to the Company. In addition, to the extent there continues to be a scarcity of raw materials in the future, it likely will become more difficult and more costly to the Company to acquire the raw materials it needs and, therefore, this scarcity may adversely affect the business, results of operation and financial condition of the Company.

Recently, the ITC preliminarily determined that dumping with respect to standard and line pipes from Mexico had occurred, and, as a result, imposed an anti-dumping tariff of 11% on Mexican companies that export these products to the United States. Because the standard and line pipes exported by the Company to the United States represent only a very small portion of its total exports worldwide, the Company has not been materially impacted by the imposition of this tariff and has, since the preliminary determination, ceased exportation of these products to the United States. The Company does, however, continue to export other products to the United States and to the extent any further anti-dumping claims and tarrifs are imposed by the ITC on these products, the financial results of the Company could be adversely impacted.

Risks Relating to Dependence on Limited Amount of Suppliers and Customers

The Company’s energy needs are supplied by a limited number of suppliers, and would be seriously affected if these suppliers failed to deliver gas or electricity, due to a shortage or otherwise. Additionally, although IMSA ACERO’s steel needs can be satisfied by a number of companies, if any of its key suppliers failed to deliver, the Company could face limited access to raw materials, higher raw material costs and delays resulting from the need to redistribute its raw material needs among other suppliers. Under certain circumstances, such as significant growth in demand around the world, commodities, such as zinc, aluminum and lead, which are some of the most important raw materials for Grupo Imsa, could experience price increases and limited availability. As a result of a global increase in demand for steel and a limited supply, prices of steel experienced significant growth during the first half of 2004. These effects could have a negative impact on the financial results of the Company. The Company’s results could also be adversely affected if it failed to retain some of its larger customers; however, the Company historically has succeeded in the retention of most of its significant customers and maintains a large and diverse client base across several industries, which further reduces the potential adverse impact on the Company’s business and financial results to the extent in the future it suffers the loss of any larger customer. For its exports in the United States relating to automotive batteries, the Company relies exclusively on Johnson Controls and GES Battery Systems to purchase its automotive batteries. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. Johnson Controls and GES Battery Systems then resell the batteries to retailers. Although the Company currently anticipates that both Johnson Controls and GES Battery Systems will continue to purchase and distribute the Company’s automotive batteries, to the extent either Johnson Controls or GES Battery Systems fails, in the future, to purchase the automotive batteries from the Company, the Company could be adversely impacted if it was unable to find a third party purchaser to purchase and distribute its product on comparable terms.

Risks Related to Fluctuations in Energy Costs

The cost of natural gas and electricity is an important component of the Company’s cost structure. The Company is subject to energy cost fluctuations and has been previously, as was the case in the second half of 2000, and may be affected in the future by major energy price increases. Natural gas is supplied to the Company by Pemex and electricity has been supplied to the Company by the Comisión Federal de Electricidad and, since 2003, by Tractebel Energía de Monterrey. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Natural Gas Price Risk”.

Risks Relating to Environmental Matters

The Company is subject to a wide range of state and federal laws, regulations, permits and decrees in Mexico and elsewhere relating to the protection of human health and the environment, including regulations concerning wastewater discharges, air emissions, noise, employee health and safety, soil and groundwater contamination and the use, handling and disposal of hazardous substances and wastes. State and federal authorities in Mexico and elsewhere have been moving toward more stringent enforcement of these laws. This trend is likely to continue and be influenced by environmental agreements entered into by Mexico, the United States and Canada in connection with NAFTA. The Company believes that all of its plants, installations and properties are in substantial compliance with all environmental laws in Mexico and with environmental laws in the other countries in which the Company operates. Therefore, the Company has not established any reserves in respect of potential environmental remediation obligations. However, as with other companies engaged in similar industries, environmental liability and compliance obligations are inherent in many of our manufacturing-related activities. There can be no assurance, therefore, that remediation or other claims will not be asserted against the Company and subsidiaries of the Company, that the Company and its operations will not be subject to stricter environmental laws and regulations in Mexico and each of the other jurisdictions in which it operates in the future or that new environmental remediation obligations will not arise in the future as a result of such stricter laws or regulations, or their interpretation or enforcement. Stricter environmental regulation could increase our compliance and operating costs, affect our ability to obtain or maintain necessary authorizations or approvals or impose significant unplanned expenditures to remediate environmental damage any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects. See “Item 4—Information on the Company—The Company—Environmental Matters.”

Risks Relating to Control by Principal Stockholders

The principal stockholders of the Company currently control 84.2% of the outstanding shares of the Company, representing approximately 88.7% of the voting power of the Company. Accordingly, such individuals are able to elect a majority of the members of the Board of Directors of the Company, have the power to determine the outcome of substantially all other actions requiring the approval of the Company’s stockholders, including the approval of the declaration, amount and payment of dividends and the issuance of debt and equity securities of the Company, and can take actions that do not reflect the will or the best interests of minority stockholders. See “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions”.

In addition, certain actions by the principal stockholders with respect to the disposition of their shares might adversely affect the trading price of the equity units (“Equity Units”) and the American depositary shares (“ADSs”).

Risks Relating to Inability of ADS Holders to Participate in Preemptive Rights Offerings

Under Mexican law and the Company’s by-laws, the stockholders of the Company have the right to subscribe for shares of stock issued by the Company in an increase of capital (“Preemptive Rights”). United States holders of ADSs may not be able to exercise (through The Bank of New York (the “Depositary”)) their preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements thereunder is available. There can be no assurance that any such registration statement would be filed. To the extent holders of ADSs are unable to exercise their rights because a registration statement has not been filed and no appropriate exemption from such registration requirements under the Securities Act is available, the Depositary may attempt to sell such holders’ preemptive rights and distribute the net proceeds thereof, if any, to the holders of ADSs. If, pursuant to the terms of any rights offering, under the provisions of Mexican law or for any other reason, the Depositary is unable or chooses not to make such rights available to any holder of ADSs, and if the Depositary is unable under or prohibited by Mexican law from selling such rights or for any reason chooses not to sell such rights, the Depositary may allow the rights to lapse. In any case when such rights are sold or lapse, the equity interests of the holders of ADSs would be diluted.

Risks Relating to Holding Company Structure

The Company is a holding company with no substantial operations and, consequently, is dependent on dividends, debt and interest payments and other payments from its subsidiaries and income tax refunds for virtually all of its internal cash flow, including cash flow to pay taxes, service debt, make equity investments, finance the growth of its subsidiaries and pay dividends to its stockholders. The ability of the Company’s subsidiaries to make dividend payments to the Company is limited by Mexican law and by virtue of the compliance by such subsidiaries with financial covenants under certain debt instruments. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activity” and “—Holding Company Liquidity”.

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

Risks Relating to Limited Trading Market for ADSs and Equity Units

The markets for the ADSs and Equity Units have not been very liquid and may in the future continue to lack liquidity. As of April 22, 2004, approximately 15.8% of the Company’s capital stock is held by the public and is traded on the Mexican Stock Exchange and the New York Stock Exchange (“NYSE”). In addition, the Mexican securities market is not as large or as active as the securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has experienced less liquidity and more volatility than has been experienced in these other markets. These market characteristics may limit the ability of a holder of ADSs to sell the underlying Equity Units and may also affect the market price of the Equity Units and the ADSs.

Risks Relating to Corporate Disclosure, Protection of Minority Stockholders and Accounting Standards

A principal objective of the securities laws of Mexico, like those of the United States, is to promote the full and fair disclosure of all material information. There may, however, be less publicly available information about Mexican issuers of securities than is regularly published by or about U.S. issuers, and the information may only be available in Spanish. Further, Mexican regulations governing the securities of Mexican companies may not be as extensive as those in effect in the United States. Additionally, although Mexican securities laws have been amended to provide greater protection to minority stockholders, even as amended, Mexican law and regulations in respect of corporate governance matters might not be as protective of minority stockholders as state corporations laws in the United States. Also, the accounting standards used in Mexico, in accordance with which the Company’s financial statements are prepared, differ in certain material respects from the accounting standards used in the United States. For a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company, see Note 19 to the Consolidated Financial Statements.

Risk Relating to Developments in Other Emerging Markets

The Mexican financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Mexico. For example, in late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998 prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. The Mexican financial and securities markets have also been affected by events elsewhere in the world, such as the September 11, 2001 terrorist attacks and the worldwide recession which followed. In the event that the Mexican financial and securities markets are adversely affected by events elsewhere, the market value of the Company’s shares and ADSs may also be adversely affected.

Risk Relating to Judgment Enforcement in U.S. Courts

The Company is a corporation organized under the laws of Mexico, and most of the Company’s assets are located in Mexico. Furthermore, most of the Company’s directors and officers and some experts named in this annual report reside in Mexico, and a substantial portion of their assets are located in Mexico. As a result, investors may not be able to effect service of process within the United States upon the Company or the Company’s directors or officers or certain experts or to enforce against the Company or such directors, officers or experts in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Mexican courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Mexican courts of judgments entered by U.S. courts predicated upon the civil liability provisions of the U.S. federal securities law will be subject to compliance with procedural requirements under Mexican law, including the condition that such judgments do not violate Mexican public policy.

Item 4 Information on the Company

Overview

The Company is one of the largest diversified industrial companies in Mexico in terms of sales (based on information published by the Mexican Stock Exchange and by business magazines such as America Economía and Expansión) and conducts its business in four segments: steel processing products (approximately 47% of consolidated 2003 net sales), steel and plastic construction products (approximately 28% of consolidated 2003 net sales), automotive batteries and related products (approximately 15% of consolidated 2003 net sales), and aluminum and other related products (approximately 10% of consolidated 2003 net sales). In 2003, the Company had consolidated net sales of Ps 31,230 million ($2,779 million) and operating income of Ps 2,459 million ($219 million). The Company has expanded internationally by increasing exports as well as by adding manufacturing facilities in South and Central America and the United States. Foreign company and export sales accounted for approximately 54% of the Company’s consolidated net sales in 2003.

Since the second half of the 1980’s, the Company has grown through a series of strategic investments, including acquisitions, internal expansion, joint ventures and other initiatives aimed at expanding the Company’s products and markets. From 2001 through December 31, 2003, the Company invested approximately Ps 5,665 million ($504 million) in capital expenditures to make acquisitions, expand its capacity, upgrade its facilities, increase operating efficiencies and productivity, and increase its portfolio of value-added products. The Company continually evaluates strategic opportunities to expand its product lines, geographic markets and customer base in all of its business segments.

The Company is a holding company, which owns 100% of each of the following four subsidiary holding companies: IMSA ACERO S.A. de C.V. (“IMSA ACERO”); ENERMEX, S.A. de C.V. (“ENERMEX”); IMSATEC S.A. de C.V. (“IMSATEC”); and IMSALUM S.A. de C.V. (“IMSALUM”), one for each business segment. The Company and each of its four subsidiary holding companies, are incorporated in Mexico and are headquartered in Monterrey, Mexico.

The following table sets forth the main operating subsidiaries of the four subsidiary holding companies and their respective proportions of ownership.

Significant Subsidiaries of the Company

Subsidiary Holding Company Business Segment	Subsidiaries (% of ownership)
IMSA ACERO and ECORE

Steel Processing Products	IMSA-MEX (100%)
Industria Galvanizadora (100%)
Steelscape (100%)
Imsa, Inc. (100%)

ENERMEX

Automotive Batteries and Related Products	Enertec Mexico (51%)
GES Battery Systems (50%)
Enertec do Brasil (50%)
Enertec Argentina (50%)
Enertec Venezuela (50%)

IMSATEC

Steel and Plastic Construction Products	Empresas Stabilit (100%)
IMSA ITW (50%)
Forjas Metálicas (100%)
Multypanel (100%)
Metl Span (100%)
Grupo Imsa Chile (100%)
Bayer IMSA (50%)
Valmont Formet (51%)
Varco Pruden Buildings (100%)
IMSA Varco Pruden (100%)
ASC Profiles (100%)

IMSALUM

Aluminum and Other Related Products	Cuprum (100%)
Louisville Ladder Group (100%) (as of January 2004)
Tiendas Alutodo (100%)
Ventanas Cuprum (100%)
Escaleras (100%)

History and Development of the Company

The Company was founded in Monterrey, Mexico, as Industrias Monterrey, S.A. (“IMSA”) in 1936 and grew significantly as a steel processor during World War II and in subsequent years. The Company changed its name to Grupo Imsa, S.A. de C.V. in 1984. The Company shall have a term of 99 years from May 19, 1997. The Company’s headquarters are located in leased offices at Avenida Batallón de San Patricio No. 111, Piso 26, Fracc. Valle Oriente, San Pedro, Garza García, N.L. 66269 Mexico, and the Company’s telephone number is (5281) 8153-8300.

The Company now conducts its steel processing business through four operating subsidiaries, IMSA-MEX, Steelscape, Industria Galvanizadora and Imsa, Inc. which are consolidated under two holding companies, IMSA ACERO and Ecore Holding (“Ecore”). IMSA ACERO owns the shares of IMSA-MEX and Industria Galvanizadora while Ecore owns the shares of Steelscape and Imsa, Inc. Although Ecore is not legally part of IMSA ACERO, in this annual report, references to IMSA ACERO shall include Ecore unless otherwise indicated. Historically, the Company conducted its steel operations through IMSA. In 1991, one of the predecessors of IMSA-Mex, APM, S.A. de C.V. (“APM”), was created to purchase from the Mexican government the flat steel production facility of Fundidora Monterrey, S.A. The investment in APM was strategically important because it enabled the Company to assure the availability and control the quality of hot- and cold-rolled flat steel feedstock, the principal raw materials for IMSA’s galvanizing operations, at a reasonable cost. As part of its strategic outlook, the Company embarked on a modernization program at APM, installing technologically advanced process control equipment to enable APM to produce high-quality hot- and cold-rolled flat steel and to be positioned to compete globally. In July 1997, the Company, through IMSA ACERO, acquired Industria Galvanizadora, a Guatemalan steel processor. In February 1999, IMSA ACERO acquired 100% of the assets of a galvanizing and painting steel plant from Altos Hornos de Mexico, S.A. de C.V. (“AHMSA”). In 2000, IMSA ACERO acquired 100% of the stock of Steelscape, formerly BHP Coated Steel Corporation (“BHP”). The acquisition gave IMSA ACERO operations on the West Coast of the United States for pickling hot-rolled steel sheet, for producing cold-rolled steel sheet, for producing galvanized sheet and Galvalume, and for manufacturing pre-painted sheet. In June 2002, the Company, through IMSA ACERO, acquired certain assets of Pinole Point Steel from Material Sciences Corporation. This acquisition primarily consisted of a galvanized and painted steel plant in Richmond, California. The new plant increased Steelscape’s steel-painting capacity, which had previously been operating at full capacity, and contributed to improving IMSA ACERO’s product mix. On January 1, 2003, IMSA ACERO merged IMSA and APM into a new entity called IMSA-MEX which now controls IMSA ACERO’s operations in the Mexican market. IMSA ACERO maintains IMSA and APM as separate divisions so that its uncoated and coated segments are operated separately in order to continue to offer first-class service to its different markets.

The Company entered the automotive batteries and related products business in 1987 with the acquisition of Acumuladores Mexicanos, S.A. de C.V. and Acumuladores del Centro, S.A. de C.V. Since then, the Company’s automotive batteries and related products segment has grown significantly in terms of production capacity and geographic diversification through several strategic acquisitions, investments and joint ventures. These include principally the acquisition of Acumuladores Monterrey, S.A. de C.V., a large Mexican original equipment manufacturer (“OEM”); the acquisition of automotive battery manufacturers in South America; and the acquisition of Advantage Battery Corporation, a U.S. automotive battery distributor. In December 1998, through ENERMEX, the Company formed a joint venture with Johnson Controls, Inc. (“Johnson Controls”) and Varta AG (“Varta”) to produce and/or distribute automotive batteries throughout the American continent. This alliance has the largest battery production capacity in Latin America (based on the Company’s market share analysis in major Latin American countries). The Company joined Johnson Controls in North America and Johnson Controls and Varta in South America. The Company believes the economies of scale and integration of production facilities has resulted and will continue to result in an improved cost structure and will continue to strengthen its commercialization network in the region. In October 2002, Johnson Controls acquired Varta’s Automotive Battery Division. Today, the Company conducts its automotive batteries and related products business through ENERMEX, the holding company for the subsidiaries in this product segment.

The steel and plastic construction products segment was originally part of the steel processing products segment, which began manufacturing value-added steel processing products such as culverts, guardrails and steel strapping in the 1950s. Beginning in the 1970s, the steel and plastic construction products segment was separated from the steel processing products segment and was established as a separate business through a series of transfers of various businesses within the corporate structure to the steel and plastic construction products segment. The first transfer was the steel and plastic strapping business, which was incorporated into IMSA Signode, S.A. de C.V., a joint venture between the Company and the Illinois Tool Works, Inc. Signode Division (“ITW”), a large United States manufacturer of steel and plastic strapping. The second transfer was of Forjas Metálicas, a manufacturer of fabricated galvanized steel products. The third transfer was of Multypanel, a manufacturer of prefabricated steel and foam-insulated panels. The steel and plastic construction products segment has also grown through acquisitions. In 1975, the Company acquired Stabilit, a manufacturer of fiberglass-reinforced plastic (“FRP”) panels, which subsequently grew through additional acquisitions in Mexico, the United States and Spain. At the end of 1994, the Company acquired Metl-Span Corporation, a U.S. manufacturer of prefabricated steel and foam-insulated panels. In addition, over a period of several years, the Company acquired Empresas Ipac, S.A. (“Empresas Ipac”), a Chilean steel processor and manufacturer of prefabricated steel and foam-insulated panels. In March 2000, a new Forjas Metálicas plant in Monterrey, Mexico began producing polygonal metal poles. In order to consolidate its position in the electricity transmission market and expand its market potential in poles for the telecommunications and illumination industries, a new company called Valmont Formet was established. The new company is a joint venture with Valmont Industries, a world leader in the pole market (based on information published by Valmont Industries). In September 2001, the Company acquired the assets of Varco Pruden Buildings, Inc. from the LTV Corporation. Varco Pruden Buildings is the second-largest company in North America in the pre-engineered metal buildings market. Headquartered in Memphis, Tennessee, it has eight plants in the United States and one in Mexico that produce metal buildings and their components. IMSATEC has a joint venture in Brazil with Grupo Medabil to form Medabil Varco Pruden, which operates in the metal building business. Varco Pruden Buildings provides integral solutions for the construction of large buildings, such as manufacturing plants, warehouses, commercial facilities, offices, schools and churches. During 2001, the assets of IMSA Building Products (“IBP”) were transferred from IMSA ACERO to IMSATEC, and the company was renamed ASC Profiles.

In 1989, the Company entered the aluminum extrusions business through the acquisition of Cuprum, a large Mexican producer of aluminum extrusions. Through subsequent acquisitions and the establishment of new product lines, Cuprum became a large manufacturer of fabricated aluminum products. Today, Cuprum and its subsidiaries are consolidated under a holding company, IMSALUM, which forms the aluminum and other related products segment. Other significant acquisitions and joint ventures made through Cuprum in recent years include the acquisition of Davidson Ladders, Inc., which manufactures wood ladders and distributes all types of ladders in the United States, and the acquisition of certain assets of Stapleton Ladders, a manufacturer of wood attic stairways. Both of these acquisitions complemented the Company’s line of ladders. Cuprum also acquired Tiendas Alutodo, a chain of retail outlets for aluminum products. In April 1998, IMSALUM acquired 100% of the shares of Alcomex, S.A. de C.V. (“Alcomex”), a producer of industrial aluminum profiles. This acquisition complemented IMSALUM’s operations, given Cuprum’s focus in the architectonic market. The Company and Emerson Electric Co. merged their ladder businesses, setting up a new company called Louisville Ladder Group, which the Company believes is the second largest ladder producer in the Americas (based on estimates of the Company’s sales force and information from the National Home Centers News Top 500 Annual Report, the RICHMARK Group, Inc. and the Company’s customers). The operation included Escaleras and Davidson Ladders, subsidiaries of IMSALUM, and Louisville Ladder Co., a subsidiary of Emerson Electric Co. On January 9, 2004, the Company completed the acquisition of 49% of the equity of Louisville Ladder Group. The acquisition gave the Company 100% control of this company through its subsidiary IMSALUM. The Company believes that this acquisition complements its other previous acquisitions and joint ventures in the ladder industry and, because the Company anticipates that this acquisition will enable it, through its subsidiaries, to achieve greater flexibility with respect to its production and distribution of ladders, bolsters its competitive position with respect to its competitors.

Steel Processing Products

General

The Company believes it is Mexico’s largest intermediate flat steel processor in terms of sales volume (based on public information available regarding AHMSA and Hylsamex, S.A. de C.V. (“Hylsamex”), the Company’s major competitors, each of whose intermediate steel processing segments has a smaller sales volume, based on publicly available information, than that of the Company). During 2003, the Company was the largest producer of galvanized (including pre-painted) rolled flat steel in Mexico in terms of production volume (based on information published by the Cámara Nacional del Hierro y el Acero (the National Chamber for the Iron and Steel Industry or “CANACERO”) on galvanized steel production during 2003 and on internal sales information). The Company also believes it is the largest producer of cold-rolled flat steel in Mexico in terms of volume (based on conversations with clients, suppliers and competitors, general knowledge, and the Company’s own estimates using information published by CANACERO on cold-rolled steel production in Mexico during 2003). The Company manufactures and processes steel in three facilities throughout Mexico, as well as five steel service centers, and distributes its products through its fifteen distribution centers. Outside of Mexico, the Company manufactures and processes steel in four facilities, as well as three service centers, and distributes its products through eleven distribution centers. Additional value-added services are provided by the steel service centers, such as roll forming, cutting and slitting.

In June 2002, the Company, through IMSA ACERO, acquired certain assets of Pinole Point Steel from Material Sciences Corporation. This acquisition primarily consisted of a galvanized and painted steel plant in Richmond, California, which was integrated into Steelscape’s operations. As of December 31, 2003, the Company had installed capacities of 652,000 tonnes per year for pre-painted flat steel, 1,780,000 tonnes per year for galvanized flat steel (including Galvalume) and 1,750,000 tonnes per year for cold-rolled flat steel. Hot-rolled flat steel is primarily used to supply the Company’s downstream steel processing operations. By reducing bottlenecks in the production line and adjusting internal logistics, IMSA ACERO reached a capacity for producing hot-rolled flat steel of 2,200,000 tonnes at the end of 2003. During 2003, the Company had operating income per tonne of Ps 558 ($50).

The following table sets forth the net sales and operating income of the steel processing products segment for the periods indicated, as well as the assets of the segment at the end of each period, together with the respective percentages of the Company’s consolidated net sales, total operating income and total assets for, and at the end of, each period.

Net Sales, Operating Income and Assets of the Steel Processing Products Segment

	Year Ended December 31,
	2001		2002		2003
	Amount	% of Consolidated	Amount	% of Consolidated	Amount	% of Consolidated
	(in millions of pesos, except percentages)
Net Sales	Ps 11,306	46.3	Ps 13,288	45.6	Ps 14,728	47.2
Operating Income	1,238	53.6	1,762	58.1	1,208	49.1
Total Assets (at end of period)	18,951	58.8	20,061	60.0	20,828	59.6

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

Further Develop Downstream, Value-Added Products and Services

The Company plans to expand its value-added product mix to include a larger percentage of galvanized and pre-painted flat steel, roll-formed steel and specialty cold-rolled flat steel through acquisitions of, investment in and installation of additional steel processing equipment and through joint ventures. As part of this strategy, during the last five years the Company has increased its cold-rolling capacity by 140,000 tonnes, galvanizing capacity by 445,000 tonnes and painting capacity by 132,000 tonnes. Through these investments, the Company believes that it will be able to expand its customer base and the range of products it offers to industrial customers in the home appliance, automotive and industrial equipment markets to satisfy the need for specialty flat steel products. Such industrial market customers provide reliable volume sources and predictable pricing policies.

Continue to Improve Quality and Cost

The Company has invested heavily over the past years to develop technologically advanced hot-rolling, cold-rolling, galvanizing, painting and roll-forming equipment. The Company intends to continue to make investments in advanced process technology including computer based automated systems. These investments are intended to improve product quality and response time to customer requests, particularly in the case of the more demanding specifications of industrial customers. See “—Capital Expenditures” below.

Industry Overview

The steel industry is comprised of three different types of entities: primary steel producers, intermediate steel processors and steel service centers. Primary steel producers historically have emphasized the sale of steel to large volume purchasers. Intermediate steel processors specialize in value-added processing of steel products and play an important intermediary role between the primary steel producers and the industrial customers, who need processed steel for their manufacturing purposes, and general steel service centers. Steel service centers specialize in the additional processing of steel to fulfill specific customer demands, such as cutting to length, slitting, shape correction, surface improvement, blanking, plate burning and stamping. The Company is an intermediate steel processor and participates in the steel service center industry in Mexico, the United States and Central America.

Primary steel production is a capital-intensive process characterized by high fixed costs. Intermediate steel processors generally have more flexible cost structures, including lower labor costs, inventory levels and capital investment per tonne produced, than primary steel producers.

Steel processors occupy a niche in the steel industry by focusing on more specialized products requiring more exact specifications and more intensive service. As a steel processor, the Company buys steel slabs and coils of wide, open tolerance steel from major integrated steel mills and mini-mills and processes the steel to the precise type, coating, thickness, length, width, shape, temper and surface quality specified by its customers.

Products

The Company’s steel processing products currently include galvanized flat steel products and pre-painted flat steel products, galvanized steel shapes, cold-rolled flat steel (full hard and annealed and tempered), hot-rolled coils and pickled and oiled hot-rolled coils. Since 1997, coated steel and non-coated steel have each accounted for roughly one-half of the Company’s total steel production by volume. The bulk of the non-coated steel produced since 1997 has been sold domestically. As a result of the acquisition of Steelscape in 2000, more than half of coated steel products are now sold outside Mexico.

The following table sets forth the Company’s total sales of steel processing products for the period indicated.

Total Sales Volume of Steel Processing Products

	Year Ended December 31,
	2001	2002	2003
	(in thousands of tonnes)
Domestic Sales	1,292.0	1,419.3	1,491.3
Export Sales	506.1	627.5	675.4

Total Sales	1,798.1	2,046.8	2,166.7

Galvanized Flat Steel

The Company believes that, during 2003, it was the largest galvanized flat steel producer in Mexico in terms of production volume, including Galvalume steel products which are marketed under the brand name Zintro-AlumTM (based on information published by CANACERO on galvanized sheet production during 2003 and on internal sales information). Galvalume products are considered to have a high-quality metallic facing because they use a zinc-aluminum-silica alloy coating, which lasts longer and is more resistant to corrosion than normal zinc galvanized steel. The principal domestic and foreign end-users of galvanized flat steel products are the construction, automotive and home appliance manufacturing industries. In particular, the construction market in Mexico is served mainly through in-house fabrication and distribution of different roll formed steel components. The Company markets unpainted zinc galvanized flat steel under the brand name ZintroTM. In addition to its activities in Mexico through IMSA-MEX, the Company also produces and markets galvanized steel products through Steelscape in the United States and through Industria Galvanizadora in Central America.

Pre-painted Flat Steel

The Company believes it is currently the largest producer of pre-painted flat steel in Mexico in terms of sales volume (based on conversations with clients, suppliers and competitors, general knowledge, and the Company’s own estimates using information published by CANACERO on galvanized sheet production in Mexico during 2003). The Company produces and markets pre-painted zinc-galvanized and Galvalume flat steel under the brand names PintroTM and Pintro-AlumTM, respectively, in a variety of colors which, in addition to enhancing the corrosion resistance, adds to the attractiveness of the product. The principal domestic and foreign end-users of pre-painted flat steel are roll formers, prefabricated building product manufacturers, appliance manufacturers and the automotive industry. In addition to its activities in Mexico through IMSA-MEX, the Company also produces and markets pre-painted steel products through Steelscape in the United States.

Galvanized Steel Shapes

Galvanized steel shapes consist of several galvanized steel products for the construction market, including galvanized steel profiles, which are used in the manufacture of wall studs, purlins, tubes and other shapes, window and door frames, fences, grating and structural members. The Company produces galvanized steel shapes in Mexico through IMSA-MEX and in Central America through Industria Galvanizadora. All of these steel shapes are fabricated at the Company’s steel service centers from its internally produced galvanized sheet steel. At steel service centers, flat galvanized steel may be cut and slit to specific lengths and widths, as well as corrugated in roll-forming machines to produce corrugated deck and roof panels for composite reinforced concrete construction or corrugated roofing panels for rural applications or low income housing.

Cold-Rolled Flat Steel (Full Hard and Annealed and Tempered)

The Company’s cold-rolling mills manufacture high-grade products with accurate gauge control, surface quality and ductility that meet the demands of end-users. The Company uses a hydrogen-nitrogen atmosphere in most of its annealing ovens to obtain the high surface cleanliness of the annealed product required for certain applications. The Company produces cold-rolled flat steel in both Mexico and the United States. Domestic and foreign end-users of cold-rolled flat steel include tube makers, steel roll formers and manufacturers of automotive parts, appliances, machinery and equipment, steel strapping and coated steel.

Hot-Rolled Coils and Hot-Rolled Pickled and Oiled Steel

The Company purchases steel slabs to produce hot-rolled coils, generally ranging from 0.075 inches to 0.625 inches in thickness. Most of the Company’s production of hot-rolled steel serves as feedstock for the Company’s cold-rolling operations. The Company’s hot-rolling capability enables it to control the quality of the raw material used in its downstream steel processing operations. By purchasing high quality steel slabs and processing such slabs with process control technology in its hot-rolling mill, such as coil box technology, the Company produces higher quality hot-rolled feedstock with consistent mechanical characteristics. The Company produces hot-rolled coils and hot-rolled pickled and oiled coils in Mexico and is capable of producing these hot-rolled coils and hot-rolled pickled and oiled coils up to 60 inches wide.

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

The Company’s quality assurance program begins with the identification and certification of reliable suppliers for raw materials and continues with the systematic quality-control testing of incoming raw materials, integral process control in the production lines and visual inspections and tests of material properties at the various process stages and at the end of the production process to verify the quality of the final products. The Company’s use of advanced process control technology and information systems in its steel processing operations has resulted in productivity gains and increased reliability for satisfying the stricter specifications of industrial customers. The Company has obtained ISO-9002 certification with respect to the quality assurance programs at certain of its steel processing facilities. In 2004, IMSA ACERO utilized a 6-Sigma program to obtain additional benefits in cost reduction and quality improvement.

Sales, Marketing and Distribution

The Company sells its steel processing products domestically and internationally to industrial, construction and commercial customers. In 2003, the Company exported its products to 23 countries. The following table sets forth the domestic and export sales of steel processing products for the periods indicated:

Total Sales of Steel Processing Products by Market

	Year Ended December 31,
	2001		2002		2003
	(in millions of pesos)
Domestic Sales	Ps	7,763	Ps	8,378	Ps	9,230
Exports and Foreign Company Sales		3,543		4,910		5,498

Total	Ps	11,306	Ps	13,288	Ps	14,728

Domestic Sales

Domestic sales of the Company’s steel processing products are made through its distribution network throughout Mexico that includes 15 distribution centers (five of which are also steel service centers). The Company’s distribution centers facilitate access to its products in the market by also stocking standard products. In addition to sales personnel, the distribution centers have administrative and customer service staff and information systems to process customer orders, perform credit verification and approval, carry out invoicing and collection functions and act as customer liaisons. The Company believes that the continuous interaction between its sales force and its customers provides it with valuable market information and sales opportunities. In 2003, the Company’s steel service centers accounted for approximately 75% of the domestic sales of its coated-steel products, which were made to approximately 2,467 customers.

The table below sets forth the domestic volume of steel processing products by type of customer for the periods indicated:

Domestic Volume of Steel Processing Products by Type of Customer

	Year Ended December 31,
	2001	2002	2003
	(in thousands of tonnes)
Industrial	770.0	957.3	1,012.0
Construction and Distributors	522.0	462.0	479.2

Total	1,292.0	1,419.3	1,491.2

Domestic customers are divided into three principal classifications: industrial customers, construction contractors and commercial distributors. Industrial customers convert flat steel into other products and include manufacturers of appliances, automotive parts, transportation and recreational vehicles, commercial refrigeration equipment, heating, ventilation and air conditioning ducts and equipment and other products. Industrial customers purchase high-specification steel products for quality-critical pre-painted flat and corrugated sheets, slit and cut to length; galvanized roll-formed sheets, slit and cut to length; and galvanized light shapes. Construction contractors produce and install steel components in construction projects and include general construction contractors, metal building contractors and metal specialty contractors. Construction contractors purchase primarily pre-painted roll-formed sheets and shapes and galvanized roll-formed sheets and shapes. Distributors, which include steel service centers and construction materials dealers, resell at the retail level to smaller customers and those seeking credit, delivery or other terms not available directly from the Company. Distributors primarily purchase galvanized corrugated sheets and galvanized light shapes from the Company.

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

Export and Foreign Company Sales

The distribution of the Company’s exports among the various geographical markets fluctuates depending upon the attractiveness of the prices in the respective markets from time to time. Export sales consist of sales through traders and direct sales (not including foreign subsidiary sales). In the United States, the Company has developed strong commercial relationships with direct customers through a U.S.-based sales and distribution organization which provides those customers with continuous coordination and close contact in terms of product offering, logistics, credit and technical service. In Central America, the Company has developed a distribution network through the establishment of distribution centers in the same manner as in Mexico.

The table below sets forth the Company’s exports of steel processing products by geographical market for the periods indicated.

Export Volume of Steel Processing Products by Geographical Market

	Year Ended December 31,
	2001	2002	2003
	(in thousands of tonnes)
United States and Canada	427.2	530.5	566.2
Central and South America	77.8	97.0	83.5
Europe	1.1	0	0.0
Others	0.0	0	25.7

Total	506.1	627.5	675.4

Traditionally, the Company’s principal export market has been the United States. However, the Company also exports to countries in Latin America and to other countries. Exports to the United States serve the commercial, industrial and construction markets. Exports to Latin America primarily serve the industrial and construction markets. The principal export customers in the United States are steel service centers, as well as metal building contractors and manufacturers of building components, mobile homes, heating, ventilation and air conditioning ducts and equipment and other products.

The Company not only exports steel to the United States from Mexico, but since 2000, most of its steel products are marketed from its three production plants on the West Coast of the United States. This is a result of the acquisition of Steelscape in June 2000 and the Pinole plant in 2002, which mainly serve the construction industry with galvanized and painted steel.

The Company is pursuing additional export opportunities for its products in the United States, South America and elsewhere. In addition to galvanized steel, the Company is focusing on the export of niche products, particularly pre-painted products. See “—Business Strategy” below.

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

The Company’s principal domestic competitors in the galvanized flat steel market are Galvak, S.A. de C.V. (“Galvak”), a subsidiary of Hylsamex, and Zincacero, S.A. de C.V. (“Zincacero”), a part of the Villacero Group, as well as specialized imports. The competition from Galvak, Zincacero and imports has resulted and will continue to result in some pressure on galvanized flat steel prices. However, the Company believes this is offset by its competitive strengths including: (a) its nationwide distribution network, (b) its high-quality raw materials resulting from its supply strategy, (c) its technologically advanced processes, (d) its reliable customer service and (e) its new product development expertise and capabilities.

Competition in the domestic hot-rolled and cold-rolled markets comes primarily from Hylsamex and AHMSA. Key competitive factors in these markets include price, product quality and service. The Company believes it has a competitive advantage in cold-rolled product quality because of its advanced technology and leading edge facilities; and because its hydrogen-nitrogen atmosphere annealing ovens enable it to produce cold-rolled flat steel coils with consistent mechanical characteristics and a cleaner surface. At the same time, its efficient, technologically advanced production processes enable it to maintain a competitive price.

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

The Company believes that NAFTA has resulted in a larger market for the Company’s steel products as many production facilities have been established in Mexico and as foreign direct investment has required steel for new construction. Although the Company does not believe NAFTA has materially affected competition to date, free trade resulted in price pressures for some products. The Company competes for international sales with many domestic and foreign steel processors, none of which dominate or exert any significant influence on the international markets served by the Company. The Company believes it is competitive in international markets based on the prices and quality of its products.

The main competitors of Steelscape are California Steel Industries, Inc. and USS-POSCO Industries. Steelscape is the Company’s subsidiary on the West Coast of the United States.

The Company is not currently subject to anti-dumping or countervailing duties or deposit requirements in the United States, and the Company is not aware of any countervailing or anti-dumping duties leveled against the Company’s products that could result in a potential obstacle to their access to the United States, Canadian or Latin American markets. Recently, the ITC preliminarily determined that dumping with respect to standard and line pipes from Mexico had occurred, and, as a result, imposed an anti-dumping tariff of 11% on Mexican companies that export these products to the United States. Because of this preliminary determination, the Company has ceased exportation of these products to the United States. See “Item 3. Key Information—Risk Factors—Risks Relating to Competition” for further discussion regarding anti-dumping claims and tariffs.

Production Facilities

The Company operates production facilities and service centers in Mexico, the United States and Central America. The Company has one hot-rolling strip mill, four cold-rolling mills, four pickling lines, three surface-cleaning lines, two tension-leveling lines, nine galvanizing lines, six painting lines, 43 annealing furnaces and 25 rolling lines. See “—Description of Property” below.

The following table sets forth the installed capacities and percentage utilization for the steel processing product segment facilities for the periods indicated.

Installed Capacity and Percentage Utilization for Steel Processing Products(1)

	Year Ended December 31,
	2001		2002		2003
	Capacity	%	Capacity	%	Capacity	%
	(in thousands of tonnes, except percentages)
Hot-Rolled Steel	1,310	100	1,500	98	2,200	93
Hot-Rolled Pickled & Oiled Steel	1,940	85	1,940	90	1,991	94
Cold-Rolled Flat Steel	1,610	95	1,750	90	1,750	92
Galvanized Flat Steel	1,335	95	1,700	87	1,780	90
Pre-painted Flat Steel	520	85	647	85	652	85

(1)	Installed capacity at the end of each year in thousands of tonnes per annum. Percent utilization equals actual production divided by installed capacity divided by actual installed capacity through the year, adjusted for product mix.

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

In 2003, the Company, through IMSA ACERO, completed the expansion of its hot-rolled steel production capacity, increasing its capacity to 2.2 million tonnes per year. The upgrade of the mill enables IMSA ACEROto offer a wider range of resistance and caliber specifications to existing customers and to expand its customer base. Moreover, the additional production capacity positions the Company to capture growth in Mexico and increase exports. This expansion was complemented by the opening of a modern logistics center which enhances the efficiency of finished product shipping. In the United States, IMSA ACERO began operating a new cut-to-length line at its plant in Kalama, Washington, to serve the rainwater accessories for residential construction segment. INGASA, IMSA ACERO’s business in Central America, inaugurated its second steel galvanizing line in Guatemala, increasing annual production capacity from 70 thousand to 120 thousand tonnes. This investment allows INGASA to offer a wider range of galvanized steel products and profiles, improves its coverage in Central America, and positions it to increase exports to the United States, the Caribbean and South America. Additionally, a new service center was set up in Puerto Rico to support the strategy of increasing the Company’s presence in Central America and the Caribbean.

Raw Materials and Supplies

The Company’s principal raw materials for the manufacture of its steel processing products are slabs of steel, hot-and cold-rolled flat steel coils, zinc and zinc-aluminum alloy ingots. The Company purchases slabs of high-quality steel from major domestic and international steel mills at regular intervals, either in the spot market or pursuant to non-binding purchase agreements. The Company obtains competitive pricing by purchasing steel slabs in large quantities that are efficient for the steel producers. The Company purchases steel slabs from Ispat Mexicana, S.A. de C.V. (“Imexa”) in Mexico, Companhia Siderúrgica de Tubarão, Companhia Siderúrgica Paulista, and Companhia Siderúrgica Nacional each in Brazil, and Siderúrgica del Orinoco, C.A. in Venezuela and Novo Lipetsk Met Kombinat in Russia, as well as from other slab producers around the world. The Company’s five-year agreement with Imexa to supply 75% of its slab requirements will terminate in August 2004.

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

Automotive Batteries and Related Products

General

In December 1998, the Company, Johnson Controls and Varta formalized an agreement to form three joint ventures to manufacture and distribute automotive batteries in the American Continent. The Company and Johnson Controls partnered to form a joint venture in Mexico to serve the Mexican market and to export batteries to the United States, Canada and Central America. The Company and Johnson Controls also became partners in GES Battery Systems (formerly GES America), which is a sales and marketing network that serves medium and small clients in the United States and Canada. The Company, Johnson Controls and Varta partnered to form a joint venture in South America to manufacture and distribute automotive batteries in that region. In October 2002, Johnson Controls acquired Varta’s Automotive Battery Division.

The joint ventures expanded the partners’ global manufacturing, marketing and distribution capabilities to better serve original equipment and aftermarket automotive battery customers. The production capacity of the joint ventures in Latin America is believed to be the largest in the region (based on the Company’s market share analysis in major Latin American countries which shows that only one competitor operates in different regions of Latin America and that the Company exported 12.7 million batteries in 2003 to non-Latin American countries).

The Company believes that it is the largest automotive starting, lighting and ignition (“SLI”) battery producer in Mexico (based on market share analysis performed at the Company’s expense by Melgar y Asociados in Mexico; and information published by the Instituto Nacional de Estadística, Geografía e Informática, the Asociación Mexicana de la Industria Automotriz (“AMIA”), the Asociación Nacional de Productores de Autobuses, Camiones y Tractocamiones and Industria Nacional de Autopartes, which was used by the Company to estimate the automotive battery market size and the Company’s market share), with an annual production capacity of 22.5 million units and a market share in the Mexican replacement market of approximately 72% in 2003. Approximately 83% of the Company’s automotive batteries for sale in Mexico are sold to the replacement market, which historically has been subject to substantially less cyclicality than the Original Equipment Manufacturer, or OEM, market. The Company’s automotive battery products include the LTHTM brand, which has been in production since 1928. In Mexico, over 90% of the Company’s battery products are delivered by its fleet, which also collects and transports exhausted batteries for recycling.

The following table sets forth the net sales and operating income of the automotive batteries and related products segment for the periods indicated, as well as the assets of the segment at the end of each period, together with the respective percentages of the Company’s consolidated net sales, total operating income and total assets for, and at the end of, each such period.

Net Sales, Operating Income and Assets of the Automotive Batteries and Related Products Segment

	Year Ended December 31,
	2001			2002			2003
	Amount		% of Consolidated	Amount		% of Consolidated	Amount		% of Consolidated
	(in millions of pesos, except percentages)
Net Sales	Ps	4,456	18.2	Ps	4,568	15.7	Ps	4,823	15.4
Operating Income		742	32.1		796	26.2		992	40.3
Total Assets (at end of period)		4,516	14.0		4,149	12.4		4,389	12.6

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

Continue International Expansion Program

The joint venture with Johnson Controls, established in December 1998, has allowed the Company to expand its presence in North America. The Company believes that Johnson Controls is the leading SLI battery corporation in the North American market (based on information published by Johnson Controls) and has strengthened the position of the joint venture established in Mexico to export to the U.S. market. The Company intends to capitalize on its successful entry into the North American market, where the Company has registered annual growth in terms of sales volume in each of the last 12 years.

The Company believes that the South American markets are very attractive in terms of their size, expected growth of vehicle population, fragmented industry structure, low level of vertical integration and increased growth of new vehicle assembly. Through the joint venture established with Johnson Controls in South America, the Company now has a production capacity of 5.0 million units per year in Brazil. The Company also seeks to leverage its relationships in the OEM market as well as its relationship with Asian and European manufacturers located in North America.

Emphasize Efficiency and Lower Costs

The Company believes it is currently the lowest-cost producer of automotive batteries in the Mexican market (based on its economies of scale, its level of automation and its lead and polypropylene recycling processes). In 2003, the Company’s battery recycling program, including the recovery of exhausted batteries through its distribution network, provided approximately 46% of the lead and 36% of the plastic requirements used in its manufacturing operations in Mexico. See “—Raw Materials and Suppliers” below. In addition, the Company has consolidated its manufacturing operations in the Mercosur and Andean regions in order to achieve manufacturing economies of scale and increase capacity utilization, which the Company believes will result in lower fixed costs per unit.

In order to reduce costs and increase productivity, ENERMEX has focused on three continuous improvement initiatives: 6-Sigma, Stake in the Ground (SITG) and Innovation. ENERMEX has personnel who dedicate 100% of their time to the application of statistical methods to reduce process variance (“Black Belts”) as well as employees who spend part of their time applying such methods (“Green Belts”). In 2003, Black Belts were involved in 199 projects and Green Belts were involved in 72 projects. SITG is a methodology that guarantees that planned activities are completed and their benefits achieved by predetermined deadlines. ENERMEX used SITG in 172 projects and implemented 10,207 ideas that resulted from the process of Innovation, in which union and non-union workers participate by sharing their ideas and suggestions for improvement. The 2003 continuous improvement projects resulted in, among other things, a 14% increase in batteries produced per man-hour, a significant reduction in the cost of production per battery, lower distribution and sales expenses and a decline in past-due accounts.

Global Customer Accounts

There is a trend among automotive battery buyers to increase the purchasing of batteries through global sourcing. OEMs are joining their total global requirements and asking suppliers to deliver the same product, at the same price, anywhere in the world where they have facilities. In the replacement market, major retailers are beginning to do the same. The joint ventures with Johnson Controls enables the Company to participate in these programs as its partner complements the Company’s manufacturing facilities in the United States, Europe and Asia. The Company foresees an increase in global sourcing, which will continue to enhance its competitive advantage over local manufacturers.

Products

Total Sales Volume of Automotive Batteries

	Year Ended December 31,
	2001	2002	2003
	(in thousands of units)
Automotive Batteries
Operations in Mexico
Domestic Market	5,949	5,944	5,890
Exports	6,238	10,250	11,744
Foreign Company Sales	8,553	5,625	5,074

Total	20,740	21,819	22,708

Automotive SLI Batteries

An Automotive SLI (lead-acid) battery is a low voltage electrical storage device that uses a reversible chemical reaction to store energy. It uses a combination of lead plates, composed of lead grids and oxide immersed in diluted sulphuric acid and sealed in a plastic container and cover. Batteries are initially activated under controlled charging conditions to establish the chemical properties necessary to convert electrical energy into potential chemical energy and back again. Batteries are built for different market applications (cars, trucks, boats, golf carts, etc.) and they differ in construction accordingly. Different plate, alloy formulas and process conditions are used to allow for optimum performance in a variety of weather and operating conditions.

Battery covers and containers are made of injection-molded plastic components. The Company provides for a significant portion of its own plastic components needs, and obtains a significant portion of the raw material from its battery recycling operations.

The Company sells automotive batteries to independent distributors for the replacement market in Mexico, Brazil, Venezuela, Colombia and Argentina, and exports automotive batteries to several other countries in Central and South America. Exports to the United States are made through Johnson Controls and GES Battery Systems. The Company sells automotive SLI batteries to OEMs in Mexico, Argentina and Brazil for installation in new cars, trucks, tractors and farm equipment. In addition to the Company’s own brands, the Company manufactures private label batteries for sale in Mexico, the United States, Central and South America.

The Company manufactures and markets complete lines of lead-acid automotive SLI batteries under the LTH™, Cronos™, Full Power™, Hi-Tec 30™, Diener™ and America™ brand names in the Mexican market.

The Company distributes its batteries in Venezuela under the Fulgor™, Varta™ and Bestia Negra™ brand names and in Puerto Rico under the Everlite™ brand name. The Company’s batteries are distributed in Argentina under the Prestolite™, Varta™, Nationwide™, and Heliar™ brand names and in Brazil under the Heliar™, PowerFree™ and Durex™ brand names.

Sales, Marketing and Distribution

Automotive batteries and related products constitute a significant portion of the Company’s net sales. The following table sets forth the domestic and export sales of automotive batteries and related products for the periods indicated.

Total Sales of Automotive Batteries and Related Products by Market

	Year Ended December 31,
	2001		2002		2003
	(in millions of pesos)
Domestic Sales	Ps	2,115	Ps	1,956	Ps	1,904
Export and Foreign Company Sales		2,341		2,612		2,919

Total	Ps	4,456	Ps	4,568	Ps	4,823

Domestic Sales

In 2003, the Company’s domestic sales in the replacement market and the OEM market were 83% and 17%, respectively, based on volume. The replacement market is affected by the age and number of vehicles in service more than by new vehicle production levels and tends to be less cyclical than the OEM market. The principal domestic customers include wholesale distributors, large retailers, mass merchandisers and large fleets. Wholesale distributors sell directly to retail customers, repair shops and institutional customers. Distributors sell to retailers and to institutional customers. Retailers consist primarily of automotive parts stores that carry a broad line of automotive products. The Company operates a truck fleet to deliver products from its distribution centers to its customers. The truck fleet also serves as part of the exhausted battery collection system for its battery recycling operations.

The Company sells directly and works closely with its OEM customers, which enables the Company to develop new models to meet varying requirements. OEM battery sales are closely linked to new vehicle sales.

Export and Foreign Company Sales

The Company’s principal export markets for automotive batteries historically have been the United States and Canada. Exports are sold to Johnson Controls, which resells the batteries to major retailers in the United States, and to GES Battery Systems, which sells to battery specialists, independent auto parts stores, fleet operators and parts distributors.

The Company’s foreign company battery sales are made through independent battery wholesalers. In Brazil, four sales branches serve approximately 627 accounts. In Venezuela, one sales branch serves approximately 30 accounts.

Competition

The replacement and OEM battery markets served by the Company are highly competitive. The principal factors of such competition in the replacement market are price, quality, service, warranty and delivery time. In the OEM market, competition is also based on technology and global sourcing capabilities.

Competitors in Mexico include domestic producers such as Acumuladores Cale de Tlaxcala, S.A. de C.V. and Gonher de Mexico, S.A. de C.V. Imports are made in small quantities and to specific regions from major multinational competitors such as Exide Corporation, Delphi and other regional manufacturers in the United States. Competitors in South America include Acumuladores Moura S.A., Acumuladores Titan, C.A., Willard/Wao, Champion, S.A., Pradema, MAC de Colombia, Delphi Automotive Systems Brazil, Acumuladores Duncan, C.A., Industria Tudor SP de Baterias, Acumuladores Ajax and Baterias Cral.

The Company believes its automotive batteries have a competitive advantage in Mexico due to the Company’s vertical integration, its distribution network and its brand recognition. An important part of the Company’s vertical integration is its recycling capabilities which enable the Company to collect and recycle much of the lead and plastic that are used as raw materials. As a result of lead recycling, the Company believes that its lead costs are lower than current international lead prices. See “—Raw Materials and Suppliers” below.

As a result of NAFTA, import duties were gradually reduced, until completely eliminated in 2003; therefore, the Company expects to face marginal increases in competition in Mexico from U.S. producers of automotive batteries. However, the Company believes that entry costs for potential competitors are high because of the need to develop brand recognition and significant distribution capabilities. Accordingly, the Company believes that it can maintain its current domestic market share, in terms of battery sales, by maintaining and improving the quality of service to its distributors and by developing advanced battery technology through its research and development activities and technical assistance provided by Johnson Controls.

Production Facilities

The Company operates four automotive battery manufacturing plants in Mexico, two of which are located in the Monterrey area, one in Torreon and one in Celaya. In October 2002, ENERMEX closed the Enertec Mexico plant in Tlaxcala, because its northern Mexican plants in Monterrey, Escobedo and Torreon are better located for exporting to the United States and its Celaya plant offers proximity as well as the original equipment certifications required by ENERMEX customers. ENERMEX’s production capacity was unaffected by the closure of its Tlaxcala plant because the Company’s other plants absorbed that production. The Company also has a battery plastic components manufacturing plant and one exhausted battery recycling plant located in the Monterrey metropolitan area. The Company’s foreign facility consists of one automotive battery manufacturing plant, located in Brazil. In Mexico, the Company extensively recycles automotive batteries and operates one recycling facility with an output capacity of approximately 97,000 tonnes of lead and 9,200 tonnes of polypropylene per year. See “The Company—Description of Property” below. The Company has developed, and converted its recycling facilities to, a proprietary lead recovery and smelting process which enhances lead recovery and produces waste by-products which are classified as non-hazardous materials for purposes of disposal (Green Slag). The process, which was installed by the end of 1997, generated a reduction in recycling costs and improved the quality of recovered lead.

The following table sets forth the installed capacities and percentage utilization for the automotive batteries and related products segment facilities for the periods indicated.

Installed Capacity and Percentage Utilization for Automotive Batteries and Related Products(1)

	2001		2002		2003
	Capacity	%	Capacity	%	Capacity	%
Automotive Batteries	26,700	78	27,200	80	27,200	86
Recycled Lead	83.3	99	98.3	99	97.0	99
Recycled Polypropylene	8.2	97	9.11	98	9.2	98

(1)	Installed capacity in thousands of units per annum except recycled lead and recycled polypropylene, which are in thousands of tonnes per year. Percent utilization equals actual production divided by installed capacity, adjusted for product mix. See “The Company—Description of Property” below.

Research and Development

As part of the joint venture, Johnson Controls provides technical assistance and technology to the Company. Access to Johnson Controls’ technology is considered by the Company to be one of its competitive advantages. In Mexico and South America, cost reduction opportunities, both in product and processes, as well as access to future trends in battery manufacturing, are producing substantial benefits in quality and profitability.

Capital Expenditures

In prior years, the Company completed several significant capital expenditure projects related to the automotive batteries and related products segment. ENERMEX concentrated its 2003 capital expenditures on increasing the productivity of its operations and finishing a macro-distribution center. Old production lines are being continuously replaced with higher efficiency state-of-the-art lines and in 2003, the new macro-distribution center began operating in Celaya, Guanajuato, to supply all of Mexico.

Raw Materials and Suppliers

The Company’s principal raw materials for the manufacture of its automotive and industrial batteries are lead, polypropylene, sulfuric acid, calcium and antimony, all of which are generally available in the open market from multiple sources. Lead represented approximately 63% of the raw material cost of the automotive batteries segment for the Company’s plants operating in Mexico and approximately 50% of the total cost of sales for the year ended December 31, 2003. The Company’s battery recycling program, including its recovery of exhausted batteries through its distribution network, provided approximately 46% of the lead and 36% of the plastic requirements used in its manufacturing operations in Mexico for the year ended December 31, 2003. In addition to its own exhausted battery recovery, the Company imports exhausted batteries for recycling from the United States. The Company principally acquires its lead from two sources: through its recycling facility and in the open market. Because the lead produced by the Company in its recycling facility is not subject to open market price fluctuations, the Company determines prices based on commercial strategy without the use of price adjustment mechanisms with respect to the sale of batteries which use this recycled lead. On the other hand, because the lead acquired by the Company in the open market is subject to volatility, the Company enters into contracts that adjust for and take into account this volatility with respect to the sale of batteries which use this new lead.

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

The following table sets forth the net sales and operating income of the steel and plastic construction products segment for the periods indicated, as well as the assets of the segment at the end of each of those periods, together with the respective percentages of the Company’s consolidated net sales, total operating income and total assets for, and at the end of, each of those periods.

Net Sales, Operating Income and Assets of the Steel and Plastic Construction Products Segment

	Year Ended December 31,
	2001			2002			2003
	Amount		% of Consolidated	Amount		% of Consolidated	Amount		% of Consolidated
	(in millions of pesos, except percentages)
Net Sales	Ps	5,430	22.2	Ps	8,252	28.3	Ps	8,595	27.5
Operating Income		380	16.5		488	16.1		264	10.7
Total Assets (at end of period)		5,371	16.7		5,532	16.5		5,595	16.0

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

The steel and plastic construction products segment has been built primarily through acquisitions and joint ventures. See “—History and Development of the Company” above. The Company has demonstrated over the years the ability to identify, acquire and assimilate complementary companies. The Company will continue to make acquisitions where it believes its ownership and operations will enhance the value of the acquired companies. In addition, the Company will continue to seek strategic alliances with international partners that can contribute new technologies for products to be manufactured and distributed through the Company’s operations in Mexico or internationally distributed through its partners’ network.

Coordinate Overlapping Markets and Distribution Channels

The Company believes there are growth opportunities provided by overlapping markets in the Company’s markets and distribution channels for certain steel and plastic construction products. The Company strives to take advantage of such opportunities by increasing customer awareness of the range of its products.

New Product Development

The Company continuously works toward the development of new products to extend both its client base and the applications for which its products may be used. The Company believes that by providing innovative solutions to its clients, it can generate competive advantages in its markets.

Emphasize Customer Service

The Company believes customer service is a crucial element of its growth strategy. As part of its continuing customer service activities, the Company engages in vendor-managed inventory activities with some of its customers. The Company has also established “retail link” information systems with several mass merchandisers in the United States to enable the Company to respond more efficiently to its customers’ orders. The Company supports these activities with flexible manufacturing capabilities in order to meet its customers’ varying demands.

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

Prefabricated Steel and Foam-Insulated Panels

Prefabricated steel and foam-insulated panels consist of a closed-cell polystyrene or polyurethane foam glued or injected, as the case may be, between steel sheets. The primary raw material used in the production process for prefabricated steel and foam-insulated panels is pre-painted flat steel, which is partially supplied by the Company’s steel processing products segment. These panels are used in prefabricated buildings; in certain exterior architectural applications, such as storefronts, roofs, canopies, cornices and telephone and vending booths; in interior architectural applications, such as walls; and in industrial applications such as insulating walls, roofs and doors for cold storage chambers. Insulated panels for certain applications requiring rigid insulation but not involving exterior exposure are manufactured using polyurethane foam between tar paper sheets. The Company believes it is currently the largest producer of prefabricated steel and foam-insulated panels in Mexico in terms of sales volume (based on information gathered by the Company from certain of its new contracts).

FRP Panels

The Company manufactures translucent and opaque FRP panels (out of polyester and acrylic resins), in both flat and corrugated varieties, for the construction industry. The panels are made from mixing resins and catalysts with fiberglass and applying the mixture on a carrier film in a continuous casting process. Applications include roofs, greenhouses, patio sheds and skylights, partitions, wall protection coverings and other applications. As a result of the joint venture with Bayer AG, the Company started to produce double wall polycarbonate sheet in 2001. This product is the equivalent of a high-end FRP panel.

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

Steel and Plastic Packaging Products

The Company manufactures steel packaging products consisting of steel strapping and other similar products used in handling and packaging industrial shipments. The Company also manufactures plastic strapping and distributes plastic industrial packaging products such as adhesive tape and packaging film for other packaging applications. The Company has a joint venture with ITW managed by its Signode Division, which the Company believes is one of the world’s largest manufacturers of steel and plastic strappings (based on information published by ITW).

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

Sales, Marketing and Distribution

The following table sets forth the total sales of steel and plastic construction products for the periods indicated.

Total Sales of Steel and Plastic Construction Products by Market

	Year Ended December 31,
	2001		2002		2003
	(in millions of pesos)
Domestic Sales	Ps	1,689	Ps	1,672	Ps	1,702
Export and Foreign Company Sales		3,741		6,580		6,893

Total	Ps	5,430	Ps	8,252	Ps	8,595

Domestic Sales

In general, distribution of steel and plastic construction products is made through three distribution channels: direct sales, sales to distributors and retail sales. Direct sales to major industrial or institutional customers (including government agencies) are generally shipped from the manufacturing plant. Sales to retailers or independent distributors are normally processed through the manufacturing plant or Company-owned distribution centers that also function as branch sales offices.

Export and Foreign Company Sales

The United States historically has been the Company’s principal foreign company sales and export market for steel and plastic construction products. Exports to the United States and Canada consist primarily of FRP panels and, in coordination with ITW, steel and plastic strapping. While the United States continues to be the most important foreign market for the steel and plastic construction products segment in terms of volume, the company also has sales to non-U.S. customers. Exports to Central and South America consist primarily of FRP panels and prefabricated steel and foam-insulated panels. Foreign company sales include pre-engineered metal buildings, steel building products for roofing, siding and decks, prefabricated steel and foam-insulated panels and FRP panels manufactured in the United States, FRP panels manufactured in Spain and prefabricated steel and foam-insulated panels and steel products for highway construction manufactured in Chile.

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

The Company’s principal Mexican competitors in the manufacture of prefabricated steel and foam-insulated panels are Galvamet, S.A. de C.V., Fanosa de Baja California, S.A. de C.V. and Metecno Mexico, S.A. de C.V. The Company’s principal competitors in the United States in the insulated metal panels market are Alumashield Industries Inc., Coldmatic and Galvamet, S.A. de C.V.

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

Production Facilities

The Company emphasizes quality and has achieved significant productivity gains by implementing quality control programs and improved manufacturing procedures at most of its manufacturing facilities. See “The Company—Description of Property” below.

The following table sets forth the installed capacities and percentage utilization for the steel and plastic construction products segment facilities for the periods indicated.

Installed Capacity and Percentage Utilization

for Principal Steel and Plastic Construction Products (1)

	2001		2002		2003
	Capacity	%	Capacity	%	Capacity	%
Steel and Plastic Construction Products:
Steel Processing (2)	559,000	49	559,000	51	652,660	49
Prefabricated Steel and Foam Insulated Panels (3)	6,599	54	6,549	55	6,549	61
FRP Panels (3)	22,770	69	29,900	70	27,860	79
Galvanized steel products (2)	87,919	55	87,919	68	87,919	59
Steel packaging products (2)	32,064	61	37,052	64	24,000	58
Plastic packaging products (2)	1,128	86	1,128	84	2,377	47
Steel Poles (2)	6,400	65	10,000	63	10,000	59

(1)	Percentage utilization equals actual production divided by installed capacity adjusted for product mix.
(2)	Installed capacity in tonnes per annum.
(3)	Installed capacity in thousands of square meters per annum.

Research and Development

The Company maintains a highly qualified engineering staff. The Company’s engineering staff is engaged in ongoing product development efforts that often involve working closely with the Company’s customers. The Company complements its research and development capability through the acquisition of technology or through strategic alliances, such as those with ITW, Bayer and Valmont Industries, which provide the Company with modern technology to produce new or improved products.

Varco Pruden Buildings, the Company’s wholly-owned subsidiary, utilizes one of the most advanced computer technologies in the construction industry. VP Command is a proprietary design, engineering, estimating and ordering software utilized by Varco Pruden Buildings authorized builders. Working together with architects and engineers, VP

Command reduces both estimating and design time and accurately details building structures. Efficiency and accuracy in building design, processing, manufacturing and construction saves time and money. Some other features that VP Command offers are enhanced project control, 3-D imaging, virtual tours, architectural rendering bundled software allowing customers the opportunity to view the building geometry, loading conditions and product offerings, accurate project pricing, anchor bolt layouts and reactions, preliminary designs and erection drawings, and what-if scenario capability to compare alternative designs. Varco Pruden Buildings believes that VP Command offers a competitive advantage in the industry in which it participates.

Capital Expenditures

In the steel and plastic construction products segment, the Company plans to undertake several capital expenditure projects intended to modernize facilities, reduce costs, improve production quality and increase capacity. In 2003 IMSATEC, through Imsa Signode, concluded the consolidation of equipment from two facilities into a new, modern plant, capitalizing on this change to update its production and install a new line for processing polyester strapping. To expand the geographical coverage of its services in the United States, VP Holdings focused capital expenditures on adding new processes to existing facilities, thereby increasing the range of products that may be manufactured at each location.

Raw Materials and Suppliers

The steel and plastic construction products segment uses raw materials consisting of hot-rolled, cold-rolled, galvanized and pre-painted flat steel. These materials are supplied by the Company’s steel processing products segment and by third parties. Other important raw materials purchased by the Company include chemicals for making the insulating foam for the manufacture of prefabricated steel and foam-insulated panels and polyester and acrylic resins and fiberglass for the manufacture of FRP panels. All of these raw materials are generally available from a variety of sources. The Company’s most important raw material is steel, the price of which is subject to open market fluctuations and may be very volatile. The Company is not always able to entirely pass on to its customers increases in the price of steel. Accordingly, increases in the cost of steel used as a raw material may cause a financial impact on the Company. See “Item 3.D Risk Factors—Risks Relating to Competition”.

Aluminum and Other Related Products

General

The Company believes that it is currently the largest producer of fabricated aluminum products in Mexico (based on the Company’s general knowledge of the aluminum industry, as well as information gathered from suppliers, clients and competitors) and one of the largest producers of ladders in terms of sales volume in North America (based on information from the National Home Centers News Top 500 Annual Report, the RICHMARK Group, Inc. and customers of the Company). In addition to its Mexican operations, the aluminum and other related products segment includes operations in the United States. The United States historically has been the Company’s principal export market for aluminum and other related products. In 1998, the Company acquired Alcomex, a manufacturer of industrial aluminum extrusions in Mexico. Also, in 1998, the Company and Emerson Electric, Co. merged their ladder businesses, setting up a new company called Louisville Ladder Group. The operation includes Escaleras and Davidson Ladders, subsidiaries of IMSALUM, and Louisville Ladder Company, a subsidiary of Emerson Electric, Co. During 2002, IMSALUM closed its Louisville, Kentucky ladder plant and adapted its production equipment in the Monterrey plant in Mexico to manufacture aluminum and fiberglass ladders. By concentrating production in Mexico, IMSALUM increased its productivity and lowered production costs. On January 9, 2004, IMSALUM completed the acquisition of the remaining equity of Louisville Ladder Group. See “—Business Strategy” below.

The following table sets forth the net sales and operating income of the aluminum and other related products segment for the periods indicated, as well as the assets of the segment at the end of each of those periods, together with the respective percentages of the Company’s consolidated net sales, total operating income and total assets for, and at the end of, each of those periods.

Net Sales, Operating Income and Assets of the Aluminum and Other Related Products Segment

	Year Ended December 31,
	2001		2002		2003
	Amount	% of Consolidated	Amount	% of Consolidated	Amount	% of Consolidated
	(in millions of pesos, except percentages)
Net Sales	Ps 3,242	13.3	Ps 3,029	10.4	Ps 3,083	9.9
Operating Income	144	6.2	167	5.5	190	7.7
Total Assets (at end of period)	2,785	8.6	2,751	8.2	2,610	7.5

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

The Company has demonstrated over the years the ability to identify, acquire and assimilate complementary companies. The Company will continue to make acquisitions where it believes its ownership and operations will enhance the value of the acquired companies. In addition, the Company will continue to seek strategic alliances in Mexico and in other countries with international partners who can contribute new technologies for products to be distributed through the Company’s distribution network in Mexico or internationally distributed through the partners’ distribution network.

Coordinate Overlapping Markets and Distribution Channels

The Company believes there are growth opportunities provided by overlapping markets in the Company’s markets and distribution channels for certain aluminum-related products. The Company strives to take advantage of these opportunities by increasing customer awareness of the range of its products.

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

Products

The aluminum and other related products segment is mainly composed of fabricated aluminum products, consisting of aluminum extrusions; aluminum, fiberglass, steel and wood ladders; and aluminum and PVC windows and sliding doors.

The table below sets forth the total sales volume of fabricated aluminum products for the periods indicated.

Total Sales Volume of Fabricated Aluminum Products

	Year Ended December 31,
	2001	2002	2003
	(in tonnes)
Total	47,323	47,680	49,799

Aluminum Extrusions

The Company believes it is the largest aluminum extrusion producer in Mexico in terms of sales volume (based on the Company’s general knowledge of the aluminum industry, as well as information gathered from suppliers, clients and competitors). Aluminum extrusions consist of aluminum profiles obtained by extruding heated aluminum billet in an extrusion press. The Company sells a portion of its aluminum extrusions and further processes the remainder to produce ladders, windows and sliding doors. Aluminum extrusions are sold to a wide array of industries and used in a variety of applications, including construction applications such as windows, doors, curtain walls and other architectural end products, and in the manufacture of industrial products such as ladders (which are manufactured by the Company). As of December 31, 2003, the Company had an aluminum extrusion capacity of approximately 70 thousand tonnes per year, of which over 30% was further manufactured into finished products. All of the Company’s aluminum extrusion products comply with or exceed the applicable specifications of the American Society for Testing and Materials.

Ladders

The Company manufactures and distributes an extensive line of aluminum, fiberglass, steel and wood ladders for industrial and retail markets. Aluminum ladders, made from extrusions produced by the Company, and fiberglass, steel and wood ladders are manufactured in industrial, commercial and household grades. The Company also manufactures folding wood attic stairways. The Company’s aluminum, steel and fiberglass ladders comply with the specifications of the countries to which the products are exported, including the American National Standards Institute (ANSI) in the United States, the Canadian Standards Association and the European Standard (EN 131-1) for Europe.

Windows and Doors

The Company manufactures prefabricated aluminum and PVC windows and sliding doors. Aluminum windows, made from extrusions produced by the Company, are manufactured in a variety of grades, ranging from simple mill finish windows for the low income housing market to anodized or painted windows for the high-end residential and commercial construction markets in Mexico and the United States. Aluminum sliding doors, also made from extrusions manufactured by the Company, are manufactured in a variety of grades. Products exported to the United States comply with the specifications of the American Architectural Manufacturers Association (AAMA).

Sales, Marketing and Distribution

The following table sets forth the total sales of aluminum and other related products for the periods indicated.

Total Sales of Aluminum and Other Related Products by Market

	Year Ended December 31,
	2001		2002		2003
	(in millions of pesos)
Domestic Sales	Ps	1,533	Ps	1,432	Ps	1,517
Export and Foreign Company Sales		1,710		1,597		1,566

Total	Ps	3,243	Ps	3,029	Ps	3,083

Domestic Sales

Distribution of aluminum and other related products is made through three distribution channels: direct sales, sales to distributors and retail sales. Direct sales to major industrial or institutional customers (including government agencies), to independent distributors and to retailers are generally shipped from the manufacturing plant.

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

Export and Foreign Company Sales

The United States historically has been the Company’s principal export market for aluminum and other related products. Exports to the United States and Canada consist of ladders, aluminum extrusions and aluminum windows. While the United States continues to be the most important export market for the aluminum and other related products segment in terms of volume, the relative importance of export sales to non-U.S. customers has increased. Exports to the Caribbean, Central America and South America consist primarily of ladders and extrusions. Foreign company sales include ladders sold in the United States.

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

Competition

The principal factors affecting competition in the aluminum and other related products industry are price, quality, design and engineering capabilities, technology, timely delivery, new product development and overall customer service. The Company faces significant domestic and foreign competition within the aluminum and other related products segment. The Company’s main Mexican competitors in aluminum extrusions are Valsa, S.A. de C.V., Indalum, S.A. de C.V. and Productos Nacobre, S.A. de C.V. The Company believes it enjoys a competitive advantage over its Mexican competitors due to its vertical integration, design and engineering capabilities, proprietary technology, broad product line and excellent customer service. Some of the Company’s competitors outside of Mexico are large companies that may have greater financial resources than the Company.

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

The Mexican and U.S. ladder markets are highly competitive and concentrated. Competitors in the manufacture of ladders include Escalumex, S.A. de C.V., Productos Nacobre, S.A. de C.V. and Especialum, S.A. de C.V. in Mexico and Werner Ladder Co., Green Bull Ladder and imports in the United States.

Production Facilities

The Company emphasizes quality and has achieved significant productivity gains by implementing 6-Sigma programs and improving manufacturing procedures at most of its manufacturing facilities. See “The Company—Description of Property” below.

The following table sets forth the installed capacities and percentage utilization for the aluminum and other related products segment facilities for the periods indicated.

	Installed Capacity and Percentage Utilization For Principal Aluminum and Other Related Products (1)
	2001		2002		2003
	Capacity	%	Capacity	%	Capacity	%
Aluminum Products (2)	70.0	68.0	70.0	68.0	70.0	71.0

(1)	Percentage utilization equals actual production divided by installed capacity adjusted for product mix.
(2)	Installed capacity in thousands of tonnes per annum.

Research and Development

Because the aluminum segment is a technologically mature industry, the Company does not generally dedicate significant resources to product development. The Company’s engineering staff, however, is engaged in an ongoing product development effort that often involves working closely with the Company’s customers, particularly in the development of specialized applications for aluminum extrusions. The Company also seeks to expand its product offerings through acquisitions.

Capital Expenditures

In the aluminum and other related products segment, the Company plans to undertake several capital expenditure projects intended to modernize facilities, reduce costs, improve production quality and increase capacity.

During 2003, IMSALUM concentrated capital expenditures on projects to upgrade operating continuity and to improve processes. Additionally, during the first months of 2003, a new window-producing plant began operating in Mexico City. This facility geographically positions the Company to serve its customers better and has increased the presence of IMSALUM windows in central and southern Mexico by complementing the Company’s other facility located in the Monterrey metropolitan area in northern Mexico. In January 2004, the Company completed the acquisition through IMSALUM of the remaining 49% of the equity in Louisville Ladder Group.

Raw Materials and Suppliers

The principal raw materials for aluminum extrusions are aluminum ingot and aluminum scrap. The Company purchases aluminum ingot from international traders at international market prices and aluminum scrap from scrap brokers. Aluminum represents approximately 37% of the cost of sales of fabricated aluminum products. Most of the finished aluminum products manufactured by the Company use internally produced aluminum extrusions. As with lead and steel, aluminum is also subject to open market fluctuations, and therefore the price of aluminum may be very volatile. The Company enters into fixed contracts with respect to the sale of some of its aluminum products. In order to reduce the impact of any increases in the price of aluminum, the Company enters into forward transactions pursuant to which the Company agrees to buy part of its aluminum needs in the future at a fixed price.

The Company

6-Sigma

6-Sigma is a systematic methodology that utilizes information (management by facts) and statistical analysis to measure and improve a company’s operational performance, practices and systems by identifying and preventing variability in its processes. The goal of 6-Sigma is to increase profits by eliminating variability, defects and waste which undermine customer loyalty.

As of April 30, 2004, the Company had 1,070 employees trained in 6-Sigma methodology, of whom 140 were Black Belts, who dedicate all of their time to major process improvement projects; 570 were Green Belts, who spend part of their time in smaller projects; and 360 were executives trained to give support and ensure the success of the projects. The Company intends to train another 30 Black Belts and 100 Green Belts during 2004. Additionally, more than 7,500 employees were introduced to the methodology through a one-day seminar. As of April 2004, the Company was carrying out 310 major projects and 730 minor projects. The implementation of 6-Sigma has already resulted in significant savings and further benefits will be obtained when current projects are completed.

Information Systems

The Company uses advanced process control technology and information systems which contribute significantly to productivity and product quality and result in competitive advantages. Several of the Company’s manufacturing activities include process control sensors which monitor quality control. In certain critical manufacturing segments this automated process control consists of feedback loops that provide real-time data exchange which compares the data acquired by the sensors with the specified parameters and automatically performs any required process adjustments.

The Mexican subsidiaries recent integration into e-Business initiatives (e-Procurement, e-Logistic and e-Travel) has helped achieve cost, time and process optimization.

Most subsidiaries of the Company maintain integrated information systems for purchasing, inventory management, customer order and production status, billing and accounting. Such systems streamline the processing of customer orders and enable the Company to support its customer service functions, including inventory management, a fundamental element of the Company’s effort to reduce operating costs. In addition, the Company believes such systems are critical to accounting controls and financial management. The Company also believes its management information systems reduce administrative costs and facilitate timely operational decision making. See “Item 5. Operating and Financial Review and Prospects–General”.

As a result of the implementation of 6-Sigma and the use of advance process control technology and information systems, the Company believes that it will continue to increase the efficiency of its IT operations, convert fixed costs into variable costs, guarantee that service standards (such as up-time and response time) required by critical processes of its business are fulfilled, accelerate critical infrastructure projects while significantly reducing investment requirements and focus internal IT efforts on business functions, rather than basic hardware and software issues.

Environmental Matters

The Company’s operations are subject to a wide range of federal and state laws and regulations relating to the protection of the environment in Mexico and in other countries in which it operates. These laws and regulations concern among other things, wastewater discharges, air emissions, noise, employee health and safety, soil and groundwater contamination and the use, handling and disposal of hazardous substances and wastes. The principal Mexican legislation is the Federal General Law of Ecological Balance and Environmental Protection (the “Ecological Law”). The Procuraduría Federal de Protección al Ambiente (Federal Bureau of Environmental Protection or “PROFEPA”) monitors compliance with and enforces the Mexican environmental laws. Under the Ecological Law, rules have been promulgated concerning, among other matters, water quality, air emissions, excessive noise, environmental impacts and the handling and disposal of hazardous substances. PROFEPA can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close noncomplying facilities, revoke environmental licenses required to operate such facilities and impose sanctions and fines. The current Mexican administration has stressed environmental protection. In the US, certain environmental remediation laws can impose the entire cost of site cleanup, regardless of fault, upon any one of a number of statutory categories of parties including companies that owned, operated or sent wastes to a contaminated site. Future health studies or environmental regulatory classifications in the US or elsewhere concerning certain metal alloys could affect the sales or uses of certain of our products. Finally, environmental regulations relating to multilateral environmental agreements such as the environmental provisions of NAFTA or the Kyoto Protocol aimed at reducing the emission of greenhouse gasses, can be expected to impose stricter environmental requirements on the Company in the future.

The Company believes that all of its plants, installations and properties are operating in substantial compliance with all environmental laws and regulations in Mexico and the other countries in which it operates. The Company does not currently anticipate any material impact on its earnings or competitive position as a result of this compliance. There are no administrative or judicial proceedings pending or known by the Company to be contemplated under environmental regulations or other provisions concerning the environment which would have a material impact on the business or financial condition of the Company. However, environmental liability risks are inherent in the Company’s manufacturing and related operations and there can be no assurance that environmental liabilities or increased environmental compliance costs could not have a material adverse effect on the business or financial condition of the Company or any of its subsidiaries.

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

The Company owns various trademarks, some of the most important being IMSA™, Zintro™, Pintro™, True Zinc™, LTH™, América™, Diener™, Multypanel™, Metl-Span™, Cuprum™, Davidson™, Louisville™, Polylit™, Acrylit™, Cronos™, Eleganza™, Formet™, Varco Pruden Buildings™, ASC Pacific™, Glasteel™, Full Power™,

Varta™, Prestolite™, Hi-Tec™, Celtik™, Diener Integral™, Monterrey™, Makrolon™, Opalit™, Resolite™, Glasliner™, Steeliner™, Steelwall™, Steelroof™, Steelpan™, Elite™, Venettia™, Eurovent™, Panorama™, Optima™, Apex™, Magnus™, Tenax™, Contrax™, Wonder™. Some of these trademarks are registered in Mexico and all of them are registered in all countries in which the corresponding product is marketed.

Insurance

The Company maintains insurance policies covering its property and business interruption, with respect to its subsidiaries, subject to a $150 million limit per occurrence. In addition, the Company maintains policies covering, among other things, product liability, civil responsibility, goods while en route (by ground, air or sea), and burglary with policy limits varying from $11 million to $35 million per occurrence. The Company self insures for amounts in excess of these per occurrence limits. In addition, the Company maintains a fleet insurance policy covering all of the Company’s vehicles. The Company believes that its insurance coverage is adequate in scope and amount for the business conducted by the Company.

Description of Property

The Company has a total of 54 plants located in 6 countries across the Americas and Europe (23 in Mexico and 31 abroad). The following chart presents a breakdown of the Company’s plants in Mexico as of December 31, 2003 with their respective locations:

Subsidiary	Number of Plants	Location of Plant	Owned or Leased
Steel Processing Products
IMSA-MEX	3	San Nicolás de los Garza, Mexico Monclova, Mexico Monterrey, Mexico	Owned Owned Owned
Automotive Batteries and Related Products

Enertec Mexico	5	Monterrey, Mexico Escobedo, Mexico Ciénega de Flores, Mexico Torreón, Mexico Celaya, Mexico	Owned Owned Owned Owned Owned

Steel and Plastic Construction Products
Forjas Metálicas	2	Ecatepec, Mexico San Nicolás de los Garza, Mexico	Owned Owned
Multypanel	1	Ciénega de Flores, Mexico	Owned
Valmont-Formet	1	Ciénega de Flores, Mexico	Owned
Stabilit	2	García, Mexico Tlalnepantla, Mexico	Owned Owned

IMSA ITW	3	Ciénega de Flores, Mexico (2 plants) San Nicolás de los Garza, Mexico	Owned Leased
IMSA Varco Pruden	1	Ciénega de Flores, Mexico	Owned

Aluminum and other Related Products
Cuprum	5	San Nicolás de los Garza, Mexico (3 plants) San Pedro Garza García, Mexico Tlalnepantla, Mexico	2 Owned 1 Leased Owned Owned

Total	23

The following chart presents a breakdown of the Company’s plants located outside of Mexico as of December 31, 2003, with their respective locations.

Subsidiary	Number of Plants	Location of Plant(s)	Owned or Leased
Steel Processing Products
Industria Galvanizadora	1	Guatemala City, Guatemala	Owned
Steelscape, Inc.	3	California, USA (2 plants) Washington, USA	Owned Owned

Automotive Batteries and Related Products
Enertec Brazil	1	Sorocaba, Brazil	Owned

Steel and Plastic Construction Products
Stabilit America Inc `	2	Tennessee, U.S.A. Pennsylvania, U.S.A.	Leased Leased
Stabilit Europa	1	Barcelona, Spain	Leased
Metl Span	3	Texas, U.S.A. (2 plants) Virginia, U.S.A.	Leased Owned
Varco Pruden Buildings	8	Alabama, U.S.A. Arkansas, U.S.A. California, U.S.A. Missouri, U.S.A. North Carolina, U.S.A. Ohio, U.S.A. Pennsylvania, U.S.A. Wisconsin, U.S.A.	Owned Owned Owned Owned Owned Owned Owned Owned
ASC Profiles (formerly IBP)	8	Alaska, U.S.A. California, U.S.A. (2 plants) Oregon, U.S.A. Texas, U.S.A. Utah, U.S.A. Washington, U.S.A. (2 plants)	Leased Owned Owned Leased Owned Owned Leased
Grupo Imsa Chile	3	Santiago, Chile (2 plants) Talcahuano, Chile	Owned Owned

Aluminum and Other Related Products
Louisville Ladder Group	1	Tennessee, U.S.A.	Leased

Total	31

The Company also owns and leases a number of other properties which are used as warehouses, distribution sites, processing facilities, office space or sites for facilities to be opened in the future. The Company believes that its facilities are suitable and adequate for the business conducted therein.

The Company’s productive capacity and extent of utilization of: (i) Steel Processing Products; (ii) Automotive Batteries and Related Products; (iii) Principal Steel and Plastic Construction Products; and (iv) Principal Aluminum and Other Related Products, may be found in the corresponding tables above.

Item 5 Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes thereto included in this annual report. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP, in particular by requiring Mexican companies to recognize certain effects of inflation. Note 19 of the Notes to Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of the Company’s net income and stockholders’ equity.

The Mexican Institute of Public Accountants (“MIPC”) has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, Bulletin B-12, “Statement of Changes in Financial Position”, and Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Subsidiaries” (See Notes 2.b and 3.a to the Consolidated Financial Statements) which outline the inflation accounting methodology that is mandatory for all Mexican companies reporting under

Mexican GAAP. The Third Amendment to Bulletin B-10, which has been effective since January 1, 1990, requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet presented. The presentation of financial information in constant pesos is intended to recognize certain effects of inflation on the financial statements and to permit comparisons between comparable periods in comparable monetary units. Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this annual report have been restated in constant pesos with purchasing power as of December 31, 2003. References in this annual report to “constant” amounts are to inflation-adjusted numbers and to “nominal” amounts are to unadjusted numbers. Unless otherwise specified, all growth rates in the following discussion are stated in constant terms. Bulletin B-10 also requires that the Company restate non-monetary assets to current replacement cost in the case of inventories. Effective January 1, 1997, in accordance with the Fifth Amendment to Bulletin B-10 issued by the MIPC, property, plant and equipment are stated at the lower of use value or indexed value; with respect to fixed assets of Mexican origin, indexed value is measured by the NCPI, whereas equipment of foreign origin is restated by means of indices of the country of origin and translated at the exchange rate at the date of restatement. The NCPI and indices of the countries of the Company’s foreign subsidiaries are being applied to restate other non-monetary assets, non-monetary liabilities and the components of stockholders’ equity.

Overview

Grupo Imsa, a diversified industrial company, operates in four core businesses: IMSA ACERO (steel processed products); ENERMEX (automotive batteries and related products); IMSATEC (steel and plastic construction products); and IMSALUM (aluminum and other related products). The Company operates manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America.

The Company’s 2003 sales totaled US$ 2,779 million, 5.5% above the previous year. Due to stagnation of the markets in which the Company participates and the increased cost of many of its inputs, particularly steel, energy and other raw materials, operating margins fell in 2003. However, projects to improve efficiency and reduce costs resulted in operating expenses falling from 11.8% of sales in 2002 to 11.0% in 2003, offsetting part of the gross margin decline.

The Company acknowledges that its companies operate in a global marketplace; therefore, an important effort is made to continue to be a flexible organization that can adapt to changing market conditions. Consequently, the Company has adopted a philosophy of continuous change and improvement based on methods such as 6-Sigma.

An overview of results, expectations for 2004 and major projects is explained for each business segment:

IMSA ACERO

During 2003, higher demand in Asia caused global steel prices to rise, thereby increasing the cost of IMSA ACERO’s main raw materials. Because prices of the company’s final products did not keep pace with rising costs, operating margin was adversely affected. During the first months of 2004, international steel prices soared as demand grew and scarcity of raw materials to produce steel increased. This resulted in a substantial increase in the costs of IMSA ACERO’s raw materials. Under normal economic conditions, the Company has been able to adjust its end product prices to reflect changes in the costs of its main raw materials. Although, as a result, the Company has not materially been affected by these price increases in the past, there can be no assurance that it will not be materially affected in the future.

In September 2003, IMSA ACERO concluded the expansion of APM’s hot-rolled steel production capacity from 1.5 to 2.2 million tonnes per year. This project increased production capacity by eliminating production and material handling bottlenecks and installing more efficient equipment. The additional production capacity opens the door to new markets and will allow IMSA ACERO to continue growing in its traditional markets.

ENERMEX

ENERMEX had a positive year in 2003, posting record figures for production, revenues and operating income. This business has pioneered the implementation of 6-Sigma, a methodology that has produced tangible results. ENERMEX manufactures world-class automotive batteries and works with high efficiency and globally competitive costs. As a result, for the fifth consecutive year ENERMEX’s operating income grew, despite an environment characterized by pressure on prices. Although higher lead prices during the first months of 2004 have increased the cost of producing batteries, these increased costs were not immediately reflected in the price of part of ENERMEX’s sales volume.

During 2003, the Company consolidated its position in its North American markets, leading to an increase in volume while significantly reducing operating costs and expenses. The year’s main initiative was a change in distribution strategy in Mexico which included the closure of small distribution centers to enhance the Company’s independent distributor network and the relocation of the closed Tlaxcala plant’s production to other Mexican facilities.

IMSATEC

Non-residential construction in the United States contracted in 2003, resulting in a decline in sales volumes and operating margins for the IMSATEC companies that serve this segment, particularly VP Buildings. To offset the adverse market conditions, VP Buildings is going through a restructuring of its operations to reduce costs and enter new markets with innovative solutions for areas such as the maintenance and modification of existing buildings. For 2004, expectations for the Mexican and US non-residential industry have improved, therefore, the Company anticipates an improvement in this division’s results.

IMSALUM

Despite the difficult conditions in the ladder market in 2003, IMSALUM’s operating profit increased for the second consecutive year, reflecting its strategy of reducing costs and increasing productivity. At the beginning of 2004, IMSALUM finalized the purchase of 100% of Louisville Ladders. During the first months of 2004 new contracts were awarded to supply ladders in the United States. The Company believes that the additional volume combined with a growing construction market in Mexico should result in higher sales and a margin improvement for this business.

General

Growth Through Investments and Acquisitions

The Company has grown through a series of strategic acquisitions, joint ventures and other strategic initiatives (including capital expenditures) aimed at expanding and diversifying the Company’s products and markets.

In the steel processing segment, after acquiring Industria Galvanizadora in 1997, a galvanizing and painting steel plant from AHMSA in 1999 and Steelscape in 2000, IMSA ACERO acquired certain assets of Pinole Point Steel from Material Sciences Corporation in 2002. The Pinole Point Steel transaction gave IMSA ACERO 270,000 tonnes per year of additional galvanized steel capacity and 160,000 tonnes per year of additional pre-painted steel capacity. IMSA ACERO has concentrated the plant’s production capacity in pre-painted steel. In 2003, IMSA ACERO merged IMSA and APM into a new entity called IMSA-MEX which now controls IMSA ACERO’s operations in the Mexican market.

Since December 1998, the Company has been party to a joint venture with Johnson Controls to manufacture and distribute automotive batteries in Mexico and South America. A joint venture in Mexico between the Company and Johnson Controls serves the Mexican market and exports batteries to the United States and other countries. The Company and Johnson Controls also are partners in GES Battery Systems (formerly GES America), which is a distribution network that serves medium and small clients in the United States and Canada. The Company, Johnson Controls and Varta originally partnered to form a joint venture in South America as part of the 1998 arrangements. The joint ventures expanded the partners’ global manufacturing, marketing and distribution capabilities to better serve original equipment and aftermarket automotive battery customers. In October 2002, Johnson Controls acquired Varta’s Automotive Battery Division. The Company believes the production capacity of the joint ventures in Latin America is the largest in the region (based on the Company’s market share analysis in major Latin American countries which shows that only one competitor operates in different regions of Latin America).

In September 2001, the Company acquired the assets of Varco Pruden Buildings from The LTV Corporation. Beginning in October 2001, the Company consolidated Varco Pruden Buildings’ results into its steel and plastic construction products segment. The Company believes that Varco Pruden Buildings is one of the largest companies in North America in the pre-engineered metal buildings market (based on reports of the Metal Building Manufacturers Association). Headquartered in Memphis, Tennessee, it has eight plants in the United States and Mexico that produce metal buildings and their components and a joint venture in Brazil, Medabil, which also produces metal buildings. Varco Pruden Buildings provides integral solutions for the construction of large buildings such as manufacturing plants, warehouses, commercial facilities, offices, schools and churches. In July 2002, IMSATEC, through Empresas Stabilit, acquired Lightfield, Europe’s second-largest FRP panel company.

In January 2004, IMSALUM completed the acquisition of the remaining 49% of the equity of Louisville Ladder Group from Emerson Electric Co.

The Company has invested significantly in its operations to position itself for future growth and profitability and believes that the financial impact of these investments has yet to be fully reflected in the Company’s results of operations.

Level of Export Sales

In 2001, 2002 and 2003, export sales accounted for 46.4%, 53.9% and 54.0% of total net sales of the Company, respectively. The increases in 2002 and 2003, compared to 2001, resulted mainly from the acquisition of Varco Pruden Buildings in the United States at the end of 2001. See “—Growth Through Investments and Acquisitions” above.

For purposes of this annual report, “domestic sales” refers to sales of products sold in Mexico. Exports include sales of products exported from Mexico and sales of products manufactured and sold by the Company’s consolidated foreign subsidiaries, respectively, regardless of where such products are sold.

Vertical Integration

The principal raw materials used by the Company are commodity items such as steel slab, hot- and cold-rolled flat steel coil and, to a lesser extent, lead and aluminum. During 2001, 2002 and 2003, these raw materials represented 42%, 45% and 49%, respectively, of the Company’s cost of sales. To reduce its cost of these raw materials and to insulate the Company from fluctuations in the cost of hot- and cold-rolled flat steel coil and lead, the Company has followed a strategy of becoming more vertically integrated. The Company has achieved upstream integration in its steel processing products segment through the acquisition of a hot strip mill and additional cold-rolling capacity. The Company has achieved upstream integration in its automotive batteries and related products segment through the expansion of its lead recycling capacity and in its aluminum and other related products segment through additional aluminum casting capacity. Over time, the Company has broadened its range of downstream, vertically integrated products in each of its steel processing products, aluminum and other related products and steel and plastic construction products segments.

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

Seasonality

In the automotive batteries and related products segment, the Company has historically experienced seasonality in its sales, with stronger sales during the winter months of November through January and reduced sales during the summer months. The quarterly results of operations for the automotive batteries and related products segments may fluctuate as a result of such seasonality. Steelscape, Varco Pruden Buildings and ASC Profiles experience seasonality, with stronger sales in the summer and spring and reduced sales in the autumn and winter. The products of these subsidiaries are directed to the construction industry, which commonly slows down during cold weather. The Company’s other products do not experience significant seasonal fluctuations.

Results of Operations

Consolidated Results

The following table sets forth certain financial data from the Company’s consolidated statements of operations expressed as a percentage of net sales.

	Year Ended December 31,
	2001	2002	2003
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	77.6	77.8	81.1
Gross Margin	22.4	22.2	18.9
Selling, General and Administrative Expenses	12.9	11.8	11.0
Operating Income	9.4	10.4	7.9

2003 Compared to 2002

Increased sales volumes in the Company’s main business segments and the higher average foreign exchange rate resulted in a 7.2% increase in net sales in 2003 as compared with 2002. Domestic sales grew 6.8% as a result of an increase in the sales volumes of IMSA ACERO and IMSALUM. Increased sales volumes for IMSA ACERO and ENERMEX and a higher foreign exchange rate resulted in 2003 foreign sales rising 7.5% and representing 54.0% of total revenues. Gross profit fell 8.7% in 2003, with gross margin declining from 22.2% in 2002 to 18.9% in 2003. The reduction in gross profit and reduced gross margin was attributable to increases in cost of the main raw materials used by IMSA ACERO and IMSATEC, which were not completely reflected in product prices. Operating expenses rose 0.2% as a result of increased sales. However, operating expenses as a percent of sales fell from 11.8% in 2002 to 11.0% in 2003. This reduction in operating expenses as a percent of sales reflects the Company’s efforts to increase efficiency, as well as economies of scale resulting from greater sales volumes. Operating income in 2003 was 18.9% below that of 2002, and operating margin declined from 10.4% in 2002 to 7.9% in 2003. These reductions were also attributable to cost increases not being completely reflected in product prices.

2002 Compared to 2001

Net sales increased 19.2% to Ps 29,137 million in 2002 compared to Ps 24,435 million in 2001. This growth was primarily a result of increased sales volumes in the Company’s main business segments, higher prices for its steel products, and the consolidation of Varco Pruden Buildings during the full year in 2002. The Company’s gross margin decreased marginally to 22.2% in 2002 compared to 22.4% in 2001 due to the consolidation of the results of Varco Pruden Buildings, a company that generally operates with a lower margin than the average of other Company businesses. Selling, general and administrative expenses decreased as a percentage of net sales to 11.8% in 2002 compared to 12.9% in 2001. Operating margin in 2002 was 10.4% compared to 9.4% in 2001. In 2002, the integral financing cost was Ps 1,119 million compared to a cost of Ps 4 million in 2001. See “—Integral Financing Cost (Income)” below. Primarily as a result of a higher integral financing cost in 2002, the net income of majority interest in 2002 decreased 14.3% to Ps 1,470 million compared to Ps 1,715 million in 2001.

Steel Processing Products Results

The following table sets forth selected operating data for the steel processing products segment for the periods presented.

	Year Ended December 31,
	2001		2002		2003
	(in millions of pesos, except percentages)
Net Sales	Ps	11,306	Ps	13,288	Ps	14,728
Cost of Sales		9,009		10,488		12,453
Gross Profit		2,297		2,800		2,275
Gross Margin		20.3%		21.1%		15.4%
Selling, General and Administrative Expenses		1,059		1,038		1,067
Operating Income		1,238		1,762		1,208
Operating Margin		10.9%		13.3%		8.2%

2003 Compared to 2002

In 2003, IMSA ACERO’s sales volume reached a historic high, rising 5.9% to 2,166,000 tonnes. The volume of domestic shipments grew 5.1%, while foreign sales volume increased 7.6%. The international steel market experienced fluctuations during 2003. During the first few months of the year, increased demand in Asia resulted in price increases, which were not sustained as steel purchases in that region declined significantly. Demand in Asia increased once again in the second half of the year and this factor, combined with the economic recovery in the United States and other important world markets, resulted in higher prices and a tighter market at the end of the year.

The cancellation ahead of schedule of U.S. steel tariffs – which had been established under Section 201 of the U.S. Trade Act – did not affect steel prices in North America because of the strong worldwide demand and the weakness of the U.S. dollar. During 2003, IMSA ACERO continued successfully to penetrate new market niches which, combined with the improvement in the global steel industry which benefitted foreign sales, served to raise IMSA ACERO’s sales volume. IMSA ACERO’s 2003 revenues rose 10.8% compared to 2002. Domestic sales grew 10.2%, while foreign sales were up 12.0% and represented 37.3% of total revenues. The growth in IMSA ACERO’s revenues reflects both an increase in sales volume and higher prices.

Operating income for 2003 declined by 31.4%. Operating margin was 8.2% in 2003, compared to 13.3% in 2002. In 2003, the cost of IMSA ACERO’s main raw materials – such as steel, zinc, aluminum and energy – rose, but the cost increases were not totally reflected in the price of its products. However, operating expenses as a percent of sales declined year-over-year, as a result of Company-wide efficiency initiatives and economies of scale associated with greater sales volume, reducing the impact of higher raw material costs on IMSA ACERO’s operating results.

2002 Compared to 2001

IMSA ACERO’s 2002 revenues increased by 17.5% to Ps 13,288 million compared to Ps 11,306 million in 2001. IMSA ACERO’s sales volume rose 13.8%, to 2,047,000 tonnes in 2002. Domestic shipments grew 9.9%, while foreign sales volume increased 24.0%. The company continued to successfully penetrate sectors such as the automotive and maquila (inbond manufacturing) industries during 2001. During 2002, the international steel market underwent important structural changes as a consequence of the corrective measures that the United States implemented in March 2002, as a result of an investigation carried out by the International Trade Commission under Section 201 of the U.S. Trade Act. Mexico, as a member of the North American Free Trade Agreement, was excluded from any restrictions. A more orderly market for the steel industry in general, and especially in North America, resulted in an upswing in prices and in the IMSA ACERO companies’ sales volumes. During 2002, IMSA ACERO continued to grow successfully in sectors such as the automotive and maquila industries in Mexico. Additionally, certain sectors, such as electrical appliances, consumed growing quantities of steel, reflecting the establishment of new plants in Mexico.

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

Automotive Batteries and Related Products Results

The following table sets forth selected operating data for the automotive batteries and related products segment for the periods presented.

	Year Ended December 31,
	2001		2002		2003
	(in millions of pesos, except percentages)
Net Sales	Ps	4,456	Ps	4,568	Ps	4,823
Cost of Sales		3,049		3,179		3,292
Gross Profit		1,407		1,389		1,531
Gross Margin		31.6%		30.4%		31.7%
Selling, General and Administrative Expenses		665		593		539
Operating Income		742		796		992
Operating Margin		16.7%		17.4%		20.6%

2003 Compared to 2002

Battery sales volume reached another historic high in 2003, increasing year-over-year by 4.1% to a total of 22.7 million batteries, largely as a result of a 6.0% increase in foreign sales volume. Foreign sales volume represented 74.1% of the segment’s total sales volume for 2003. An increase in sales in the United States was the main source of growth in ENERMEX’s sales volume in 2003 compared to 2002.

ENERMEX’s sales volume grew in Latin America, reflecting increased sales in Brazil and Central America, and the company recovered part of the volume that had been lost in the Argentinean market during 2002 as a result of the crisis in that nation.

ENERMEX reported 2003 revenues of Ps 4,823, which was 5.6% above the previous year. Domestic sales fell 2.7%, but foreign sales grew by 11.8%. The decline in domestic sales was a result of a reduction in battery sales volume to

OEMs, reflecting the contraction in the Mexican automotive assembly sector in 2003. Foreign sales grew because of an increase in sales volume and a greater peso-dollar exchange rate in 2003 and amounted to 60.5% of ENERMEX’s total 2003 revenues.

Operating income in 2003 was 24.6% above the previous year. Operating margin was 20.6%, compared to 17.4% in 2002. The improvement in operating margin reflects several complementary factors: the upswing in sales volume resulting in economies of scale; progress with the process of increasing quality and reducing costs through the standardization of operations with best operational and administrative practices; the company’s efforts to make its distribution network more efficient; and a significant reduction in fixed costs because of the closing of a plant at the end of 2002, with the redistribution of its capacity among the other Mexican production facilities. In South America, ENERMEX’s operating margin improved as a consequence of an upswing in the Argentinean economy and the reorganization of the distribution network to reduce costs.

2002 Compared to 2001

ENERMEX reported year 2002 revenues of Ps 4,568 million, 2.5% above the previous year. The revenue increase was largely a consequence of higher sales volume. Battery sales continued to rise in 2002, increasing by 5.2% to a total of 21.8 million batteries for the year, largely as a result of 7.3% growth in foreign sales volume.

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

Steel and Plastic Construction Products

The following table sets forth selected operating data for the steel and plastic construction products segment for the periods presented.

	Year Ended December 31,
	2001		2002		2003
	(in millions of pesos, except percentages)
Net Sales	Ps	5,430	Ps	8,252	Ps	8,595
Cost of Sales		4,243		6,592		7,129
Gross Profit		1,187		1,660		1,466
Gross Margin		21.8%		20.1%		17.1%
Selling, General and Administrative Expenses		807		1,172		1,202
Operating Income		380		488		264
Operating Margin		7.0%		5.9%		3.1%

2003 Compared to 2002

Due to a reduction in non-residential construction in the United States and a slowdown in the Mexican economy, 2003 was a difficult year for the IMSATEC companies. IMSATEC’s annual revenues increased 4.2%. Domestic sales were 1.8% above the previous year’s, while foreign sales increased 4.8% and represented 80.2% of total revenues. This growth was largely a result of the increased peso-dollar foreign exchange rate, since a large part of this segment’s revenues are denominated in U.S. dollars.

Operating income fell 45.9% in 2003. Operating margin declined from 5.9% in 2002 to 3.1% in 2003. The decrease in operating income reflects the higher cost of this segment’s main raw materials and the difficulty of adjusting IMSATEC’S end product prices to reflect those increased costs because of the contraction of the main markets in which IMSATEC operates. In Chile, greater competition and the appreciation of the Chilean peso resulted in increased imports and a reduced potential for export.

In 2003, non-residential construction in the United States fell and a large proportion of prefabricated metal building producers posted a reduced profit or even a loss. VP Buildings managed to maintain its level of sales, but its margin was affected because it was unable to pass increased costs to customers. Despite the difficult environment in IMSATEC’s markets in 2003, this segment’s main companies posted sales levels similar to 2002, with growth limited by their significant exposure to the non-residential construction industry in the United States.

2002 Compared to 2001

The annual revenues of IMSATEC increased 52.0% to Ps 8,252 million in 2002. This growth was largely a result of the consolidation of Varco Pruden Buildings during the entire year 2002.

Operating income grew 28.4% in 2002 to Ps 488 million. The operating margin declined from 7.0% in 2001 to 5.9% in 2002. The reduction in margin was mainly due to Varco Pruden Buildings having lower margins than the average of the other IMSATEC businesses.

Aluminum and Other Related Products

The following table sets forth selected operating data for the aluminum and other related products segment for the periods presented.

	Year Ended December 31,
	2001		2002		2003
	(in millions of pesos, except percentages)
Net Sales	Ps	3,242	Ps	3,029	Ps	3,083
Cost of Sales		2,622		2,403		2,449
Gross Profit		620		626		634
Gross Margin		19.2%		20.6%		20.6%
Selling, General and Administrative Expenses		476		459		444
Operating Income		144		167		190
Operating Margin		4.4%		5.5%		6.2%

2003 Compared to 2002

Aluminum profiles sales volume grew 4.4% in 2003, reflecting an increased volume in both domestic and foreign markets because of an upswing in residential construction. IMSALUM’s total revenues grew 1.8% in 2003. Domestic sales rose 5.9%, while foreign sales declined 1.9% and represented 50.8% of total revenues. The growth in domestic sales reflects the increase in extrusion and window sales due to an increase in demand from the residential construction industry and the higher exchange rate. The reduction in foreign sales was a consequence of reduced ladder sales because of the difficult market conditions in the United States and increased competition from Asian imports.

Operating income was 13.8% above that of 2002. Operating margin increased from 5.5% in 2002 to 6.2% in 2003. This improvement in results reflects the company’s efforts to increase efficiency. During 2003, initiatives to reduce costs and expenses and the 6-Sigma projects that were implemented beginning at the end of 2001 continued to produce results. Despite the average price of aluminum being 6% higher year-over-year, gross margin remained constant and operating expenses as a percent of sales fell from 15.1% in 2002 to 14.4% in 2003.

2002 Compared to 2001

IMSALUM’s total revenues fell 6.6% in 2002 to Ps 3,029 million. The decrease in sales reflects the difficult environment in the construction industry during 2002, lower aluminum prices which affected the prices of IMSALUM products and the elimination of accounts with low profitability.

Operating income in 2002 increased 15.6%. The operating margin increased from 4.4% in 2001 to 5.5% in 2002. This improvement reflects IMSALUM’s efforts to increase efficiency. During 2002, the 6-Sigma projects that had been implemented beginning at the end of 2001 began to produce results. IMSALUM carried out 200 projects this year, generating significant savings. Additionally, IMSALUM closed its die workshop in Monterrey in order to concentrate die manufacturing at the workshop in Mexico City, which is more efficient. IMSALUM also closed its Louisville, Kentucky plant in the United States, transferring ladder production to the Monterrey plant which operates with lower costs.

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

The following table sets forth the components of integral cost (income) of financing for each of the periods indicated.

	Year Ended December 31,
	2001		2002		2003
	(in millions of pesos)
Interest Expense	Ps	733	Ps	469	Ps	386
Interest Income		(63)		(76)		(38)
Foreign Exchange (Gain) Loss		(279)		1,198		738
Gain from Monetary Position		(387)		(472)		(344)

Integral Financing Cost (Income), Net	Ps	4	Ps	1,119	Ps	742

2003 Compared to 2002

The Company reported an integral financing cost of Ps 742 million in 2003, compared to a cost of Ps 1,119 million in 2002. This change reflects the foreign exchange loss declining from Ps 1,198 million in 2002 to Ps 738 million in 2003, as a consequence of the Mexican peso depreciating 13.0% vis-à-vis the U.S. dollar in 2002, but only 8.4% in 2003. The 4.0% inflation in 2003 produced a gain from monetary position of Ps 344 million, compared to Ps 472 million the previous year. In addition, interest expense fell 17.7% in 2003, reflecting the decline in the LIBOR reference rate, to which almost all of the Company’s debt is indexed, and the contracting of loans with lower spreads over LIBOR.

2002 Compared to 2001

The Company reported an integral financing cost of Ps 1,119 million in 2002 compared with Ps 4 million in 2001. This change reflects the foreign exchange result declining from a gain of Ps 279 million in 2001 to a loss of Ps 1,198 million in 2002, as a consequence of the Mexican peso appreciating 4.5% vis-à-vis the U.S. dollar in 2001, but depreciating 13.0% in 2002. The 5.7% inflation in 2002 produced a gain from monetary position of Ps 472 million, compared with Ps 387 million the previous year. Interest expense fell 36.0% in 2002, reflecting the decline in the LIBOR reference rate, to which almost all of the Company’s debt is indexed, and the contracting of loans with lower spreads over LIBOR.

Other Expenses, Net

In 2003, the Company reported other expenses of Ps 192 million, largely from the amortization of this year’s portion of the acquisition of companies above book value during the past years and the disposal of certain fixed assets by some of the Company’s businesses.

Income Taxes and Employee Profit Sharing

The Company and its Mexican subsidiaries file an annual consolidated income and asset tax return. The benefit resulting from the fiscal consolidation is recognized in the Company’s consolidated financial statements. As a result of a change in the Mexican income tax law, starting in 1999, the allocation of tax results to the Company’s subsidiaries is limited to 60% of the Company’s participation in the common equity of the subsidiary, and the remaining portion is treated on an individual basis. Additionally, estimated income tax payments are determined and filed by the subsidiaries and not on a consolidated basis. The Mexican income tax rate is 33%. In addition, aside from wages and agreed-upon fringe benefits, the Company and its Mexican subsidiaries are required by law to provide to their workers a share of the profits of these companies equal to 10% of their taxable profit. See Note 13 of the Notes to the Consolidated Financial Statements.

The effective corporate income tax rate was 24.7% for 2001, 21.6% for 2002 and 29.9% for 2003. The effective rate of corporate employee profit sharing was 2.6%, 4.5% and 3.9% in 2001, 2002 and 2003, respectively.

The Mexican income tax rate was 34% in 2003 and will be 33% in 2004 and 32% in 2005 and thereafter. The Company recalculated its deferred income tax liability recorded as of December 31, 2001, as a result of the deferred income tax effect of the reduction in 2002 rates. The 2003 rates were then applied to temporary differences based on their estimated reversal date. The 2002 income statement reflects the statutory rate changes on deferred income tax of Ps 117 million.

Contractual Obligations and Commercial Commitments

For purposes of presenting approximate cash flows that will be required to meet our other material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2003:

	Payments Due by Period (In millions of U.S. Dollars)
Contractual Financial Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank Loans (1)	60.8	60.8	—	—	—
Long-term debt	811.2	130.7	499.6	180.9	0.0
Operating and Capital Leases	86.9	11.3	18.3	18.6	38.7

	958.9	202.8	517.9	199.5	38.7

(1)	At December 31, 2003, the Company had unused uncommitted, short-term credit lines available with banks totaling approximately $320 million.

Summary of Material Contractual Obligations and Commercial Commitments

As of December 31, 2003, the Company estimates that it had approximately 6 million Euros, $21.2 million and Ps 9.1 million in standby letters of credit.

On April 5, 2000, the Company, through a subsidiary who acted as agent, entered into an agreement with Enron Energía Industrial de Mexico, S. de R.L. de C.V., for the provision of electrical power generation capacity. The stock of this company was sold to Tractebel of Belgium, and on December 14, 2001, its name was changed to Tractebel Energía de Monterrey, S. de R.L. de C.V (“Tractebel”). Under the terms of such agreement, Tractebel will supply power needs for most of the Company’s subsidiaries in Mexico from 2002 through 2017.

As mentioned in other sections of this annual report, the Company, through its main subsidiaries, has executed several agreements for the purchase of raw materials. In some of these agreements the Company is committed to purchase a determined percentage of its needs for raw materials, depending on the terms and conditions under which the agreements were executed. Also, in most of the agreements the price of the raw materials is subject to market prices and complex formulas that make it difficult to estimate the amount of the commitments contained in the agreements.

The Company continually monitors various government rules, regulations and other policies and programs, including international trading rules and environmental policies and programs, in order to assess whether the implementation of these policies could affect the Company’s operations. The Company is not aware of any new government rules, regulations or policies or programs that are going to be implemented or that are currently anticipated to be implemented which would significantly affect the Company’s operations.

The following summarizes the Company’s derivative financial instrument contracts outstanding as of December 31, 2003:

•	Foreign currency forward contracts (Forward Contracts) – Some of the subsidiaries maintain a favorable commercial trade position in US dollars. This position motivated the Company to enter into Forward Contracts establishing a fixed exchange rate for each transaction. In accordance with the agreement the

Company is obligated to sell the dollar amount at the exchange rate agreed in the contract. If the exchange rate in the market at the due date is below the fixed exchange rate agreed, then the Company receives the spread; if the exchange rate is above the agreed fixed exchange rate, the Company pays the difference. As of December 31, 2003 the total outstanding amount of Forward Contracts was US$50.2 million. At the same date, the fair value would represent a favorable valuation for the Company of US$586 thousand.

•	During 2003 the Company entered into several hedge agreements to protect the price of approximately 55% of its consumption of natural gas at its plants in Mexico and in the United States. Additionally, the Company entered several hedge agreements to protect 70% of the indirect consumption of gas, as Tractebel consumes gas to produce electricity that is sold to the Company based on a gas price formula. The summary of the hedging contracts mentioned before as of December 31, 2003, is as follows:

Agreement With	Calculated Period	Millions of BTU’s for the Calculated Period	US Price per BTU’s MM	Favorable Valuation in US Millions
Operative natural gas in Mexico	January 2004 to December 2005	9,820,800	Ranging from 4.35 to 4.67	4.014
Operative natural gas in EUA	October 2003 to December 2005	1,026,720	Ranging from 4.15 to 4.50	0.295
Tractebel Plant gas natural	January 2004 to December 2005	8,410,500	Ranging from 4.38 to 4.69	3.016

Since the acquisition of the remaining portion of Louisville Ladder Group on January 9, 2004, the Company has begun to enter into forward transactions pursuant to which it agrees to buy aluminum in the future at a fixed price.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are more fully described in Notes 2 and 3 to the Consolidated Financial Statements. The preparation in accordance with Mexican GAAP of the Company’s Consolidated Financial Statements requires the Company to estimate and make assumptions about future events that may affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. Future events and their effects cannot be determined with absolute certainty; therefore, the determination of such estimations and assumptions requires the exercise of judgment. Actual results may differ from those estimates, and such differences may be material to the financial statements. The Company, however, believes that there are no critical accounting policies and estimates that may materially affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements and, therefore, have a material impact on the Company’s Consolidated Financial Statements. The accounting policies which imply the application of estimates and/or judgments are:

Allowance for doubtful accounts

The Company determines the allowance for doubtful accounts based on an evaluation of the aging of the receivables portfolio. The amount of the allowance contemplates a periodic evaluation of the economic environment in which the Company operates.

Property, plant and equipment

Property, plant and equipment are depreciated under the straight-line method, based on the remaining useful lives determined by independent appraisers. The estimated useful lives represent the period the Company expects the assets to remain in service and to generate revenues. The Company based its estimations on independent appraisals, reports and the experience of its technical personnel.

The methodology used to restate foreign equipment is more fully described in Note 3(e) to the Consolidated Financial Statements, which includes applying the exchange and inflation rates of the country of origin utilized as permitted by Mexican GAAP. The Company believes this method more accurately presents the fair value of the assets than restated cost determined by applying inflation factors.

Valuation of intangible assets and goodwill

Starting January 1, 2003, the Company adopted the provisions of new Bulletin C-8 “Intangible Assets” (Intangible Assets) (Bulletin C-8), which establishes, among other aspects, that project development costs should be capitalized if they fulfill the criteria established to be recognized as an asset. Pre-operating cost and expenses that are not considered development cost should be recorded as an expense of the period, and intangible assets which are considered not to have defined useful lives are not amortized, but their value is subject to the impairment test.

For Mexican GAAP purposes, goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is amortized over a period of not more than 20 years.

Under U.S. GAAP, SFAS No. 142 “Goodwill and Other Intangible Assets” went into effect in 2002. Under this standard, goodwill is no longer subject to amortization, but instead is subject to an initial impairment review in 2002 and subsequent impairment test to be performed annually by the Company, unless an event occurs or circumstances change by which it becomes more likely than not that the fair value of the goodwill has been reduced below its carrying amount, in which case an interim impairment test must be performed.

Labor liabilities

Severance indemnities are required by law to be paid to employees terminated under certain circumstances. Severance compensation is charged to operations when it becomes payable. Seniority premium costs are actuarially calculated based on actual interest rates, using the projected unit credit method and are recognized over the employees’ years of service, which is 18 years in accordance with Bulletin D–3, “Accounting for Employees’ Benefits”, issued by the IMCP. Unrecognized prior service costs and the transition obligation are amortized based on the expected remaining service lives of employees that is 16 years.

The Company has a defined contribution pension plan with the objective of offering retirement benefits, benefits for total and permanent disability and death benefits. In accordance with this plan, the Company is obligated to contribute to the pension fund an amount equivalent to 4% of the participant’s salary as well as additional contributions up to an amount equivalent to 2% of the participant’s salary when and if the employee decides to make additional contributions. The benefit to the participants consists of receiving a pension derived from the accumulated amount from each of the individual accounts. A Mexican financial institution administers the contributed funds.

Additional disclosures and assumptions are more fully described in Note 12 to the Consolidated Financial Statements.

U.S. GAAP Reconciliation

The principal differences between Mexican GAAP and U.S. GAAP that affect the Company’s majority net income and the majority stockholders’ equity, as more fully described in Note 19 to the Consolidated Financial Statements (Differences between Mexican and United States Accounting Principles), are related to the accounting treatment of the following items:

•	Deferred income taxes and deferred employee profit sharing

•	Restatement of foreign sourced fixed assets

•	Goodwill amortization

•	Capitalization of interest expense

•	Pre-operating expenses

•	Other minor differences

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended, whereas financial statements prepared under U.S. GAAP are presented on an historical cost basis. The reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, as amended, except for the reversal of the restatement of foreign sourced fixed assets (see Note 3.e). The application of Bulletin B-10, as amended, represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting.

As mentioned in Note 2.b, the Company restates prior period consolidated financial statements using a weighted average rate that incorporates the effects of inflation in Mexico for the Company’s Mexican operations using NCPI and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the Restatement Factor). However, because the Restatement Factor used to restate prior period financial statements incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is considered a difference between Mexican GAAP and U.S. GAAP. For purposes of the U.S. GAAP reconciliation, prior period balances are restated only for changes in the NCPI as discussed in Note 19 (f).

In addition, under Mexican GAAP, the Company accounted for certain 50% owned, jointly controlled operating entities using proportionate consolidation during 2003, 2002 and 2001 (see Note 2.a). U.S. GAAP requires such investments to be accounted for using the equity method of accounting. The reconciliation of net income and stockholders’ equity presented do not, and are not required to, give effect to this difference between Mexican and U.S. GAAP.

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

The Company’s liquidity is provided by uncommitted bank credit facilities, short- and long-term debt and cash generated by operations. See “—Holding Company Liquidity” and “—Financing Activity” below. The Company had extensive capital expenditure programs, which it financed with cash from operations and dollar-denominated indebtedness.

A significant portion of the Company’s liquidity is attributable to its resources generated from operating activities. Resources generated from continuing operations consist of: (i) consolidated net income, which includes the components of integral financing cost (income), adjusted for items not requiring (generating) resources, such as depreciation and amortization and (ii) changes in current assets and liabilities net of effects from purchases of businesses. Such resources increased 50.1% in 2003 to Ps 2,932 million from Ps 1,953 million in 2002. These resources were used to finance capital expenditures. See “—Financing Activity” below.

The Company anticipates that its liquidity needs during 2004, 2005 and 2006 will be met by additional short- and long-term borrowings and cash generated by operations.

The Company has long-term debt maturing during each of the years ending 2004, 2005, 2006, 2007, 2008 and 2009 of Ps 1,469 million, Ps 1,824 million, Ps 1,806 million, Ps 1,983 million, Ps 1,455 million and Ps 578 million, respectively, substantially all of which is denominated in U.S. dollars. The Company may finance its maturities of long-term debt through additional bank financing (which may include collateralized bank loans) or debt capital markets and other long-term debt, which may be denominated in U.S. dollars or in Mexican pesos.

The Company continually evaluates strategic acquisitions and other investments in new businesses and may make additional acquisitions or investments in new businesses (or increase its investment in certain existing businesses) from time to time. In the past, the Company has financed its acquisitions and similar investments principally through debt instruments, short-term borrowings and internally generated funds. See “—Financing Activity” below and “Item 4. Information on the Company—The Company—Description of Property”. The Company currently anticipates that any future acquisitions or investments in new businesses (or increased investments in existing businesses) would be financed in a similar manner and therefore could result in the incurrence of additional long-term indebtedness.

At December 31, 2003, the Company had available the equivalent of $320 million in uncommitted bank credit facilities for short-term borrowings. See “—Financing Activity” below. The Company also uses short-term borrowings to repay maturing short- and long-term debt and for working capital purposes. Capital expenditures are financed through internally generated funds and long-term debt. See “—Capital Expenditures” below.

At December 31, 2002 and 2003, the Company had cash and cash equivalents totaling Ps 626 million and Ps 870 million, respectively. The Company’s policy is to invest available cash in short-term instruments and securities issued by the governments of Mexico and the United States and Mexican and U.S. banks. The Company observes this policy because most of the cash needs of the Company are denominated in Mexican pesos and U.S. dollars.

During periods of higher steel prices, the Company’s need for working capital usually increases. Because of these higher prices, additional cash is necessary in order for the Company to maintain the same sales volume and level of inventory of its steel.

The Company’s sales volume for most of its businesses is closely correlated with the economic growth of its main trading markets, particularly Mexico and the United States. During economic slowdowns in these regions, the Company’s sales volume may be affected, resulting in lower cash generation. In addition, the Company’s ability to generate cash is also affected by volatility in international steel prices. If the increased prices of raw materials can not be passed on through product prices, the Company’s profit margin may decline which would decrease cash generation.

The Company believes that its sources of liquidity as of December 31, 2003 were adequate for the conduct of its business and its financing requirements as of that date.

Holding Company Liquidity

The Company, as a holding company, has no substantial operations and, consequently, is dependent for virtually all of its internal cash flow on financial income, dividends, debt payments and other payments such as administrative fees, from its subsidiaries. The Company uses these cash sources to pay taxes, service debt, make equity investments, finance the growth of its subsidiaries and pay dividends to its stockholders.

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

Financing Activity

The Company negotiates short-term financing with various Mexican and international banks. Short-term financing consists of lines of credit denominated in Mexican pesos and U.S. dollars. The Company also negotiates long-term financing with both Mexican and international banks. The Company also has incurred unsecured long-term debt in the form of medium-term notes, bank loans, syndicated loans and peso bonds swapped to dollar debt (as defined below).

As of December 31, 2003, the major borrowings on the Company’s balance sheet were as follows:

	Ps (million)
Syndicated credit for US$380 million divided in three parts:
- US$120 million with four semiannual payments of US$30 million starting in February 25, 2002; interest to be paid quarterly at LIBOR plus 1%.

-        US$150 million with six semiannual payments of US$15 million starting in August 25, 2003 and a final payment of US$60 million in August 25, 2005; interest to be paid quarterly at LIBOR plus 1.125% for the first year, LIBOR plus 1.25% second year, 1.375% third year and 1.5% until its maturity.

- US$110 million with four semiannual payments of US$27.5 million starting in February 25, 2005; interest to be paid quarterly at an annual rate of LIBOR plus 1.375% first year, 1.5% second year, 1.625% third year, 1.75% fourth year and 1.75% until its maturity.	Ps	1,180
Syndicated credit for US$155 million with maturity in 2005, interest is payable quarterly at the rate of LIBOR plus 1.125% for the first two years and LIBOR plus 1.25% for the third and fourth years; principal is payable quarterly starting May 2003.		968
Loan for US$108.2 million with one bullet payment in September 2006, the interest is payable semiannually at a rate of LIBOR plus 2.35%		1,216
Multi-currency Syndicated credit for US$163 million, divided in two parts:

-        US$70 million with maturity in five years, with eight semiannual payments starting in December 30, 2004, ending in June 30, 2008, interest to be paid semiannually at LIBOR plus 1.05% for the first three years, LIBOR plus 1.15% for the fourth year and LIBOR plus 1.25% for the last year.

- US$92.7 million with maturity in five years, with eight semiannual payments starting in December 30, 2004, ending in June 30, 2008, interest to be paid semiannually at LIBOR plus 1.10%		1,829

Ps (million)
Loan for US$90 million with one bullet payment in August 2008, the interest is payable semiannually at a rate of LIBOR plus 0.98%	1,011
Loan for US$73.1 million with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.11%	821
Loan for US$52.6 million with one bullet payment in May 2009, the interest is payable semiannually at LIBOR plus 1.06%	591
Loan for US$31.3 million with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.28%	352
Loan for US$30 million with one bullet payment in September 2004, the interest is payable semiannually at a rate of LIBOR plus 0.89%	337
Loan for US$24.8 million with one bullet payment in November 2005, the interest is payable semiannually at a rate of LIBOR plus 0.87%	279

As of December 31, 2003, outstanding short-term debt (consisting of notes payable to banks) equaled Ps 1,469 million, almost all of which was dollar-denominated. The long-term bank loans are also primarily U.S. dollar denominated. As of December 31, 2003, the Company had unused, uncommitted, short-term credit lines available with banks totaling approximately $320 million. Interest rates on these lines are 2% in U.S. dollars.

In August 1999, the Company obtained, through its subsidiary Enertec Mexico, a syndicated loan for $165 million. The five-year facility, which had a three-year grace period, had a spread over LIBOR of 212.5 basis points for the first two years, 225 basis points for year three, 237.5 basis points for year four, and 250 basis points for year five. Enertec Mexico used most of the proceeds to liquidate an account payable it owed to the Company in the amount of $160 million related to the formation of the joint venture in December 1998 under which the Company and Johnson Controls merged their Mexican automotive battery operations. The Company used all of the proceeds to pay down short-term debt. In May 2001, this facility was replaced with another syndicated loan for $155 million, the major terms and conditions of which are similar to the earlier facility, but with a better pricing structure. The Company amortized $10 million of its previous loan. The four-year facility had a two-year grace period, a spread over LIBOR of 112.5 basis points for the first two years and 125 basis points for years three and four. In March 2004, this facility was replaced with another syndicated loan for $140 million. The major terms and conditions are similar to the earlier facility; however, this new facility has a longer term and a better pricing structure. This new five-year facility has a thirty-month grace period and a spread over LIBOR of 85, 90, 95, 100, and 105 basis points per annum in years one, two, three, four, and five, respectively.

In August 2000, the Company obtained a syndicated loan for $300 million. The proceeds from the syndicated loan were used to finance the acquisition of Steelscape and IBP and to pay off short-term debt. The syndicated loan was divided into two tranches. The first tranche was for $120 million with a three-year maturity and a one-year grace period. The second tranche was for $180 million with a five-year maturity and a two-year grace period. The Company paid off $45 million of this loan in advance in 2000. In December 2001, the Company obtained a new long-term syndicated loan for $380 million. This transaction has allowed the Company to modify the old loan which had an outstanding amount of $231 million, in order to obtain a lower interest rate and to acquire new resources of $149 million to be used principally to refinance short-term debt. The new syndicated loan was divided into three tranches: the first for $120 million with a two-year maturity has been repaid; the second for $150 million with a four-year maturity; and the third for $110 million with a five-year maturity which was prepaid in 2003. The lead arranger of the new transaction was Salomon Smith Barney - Citibank, N.A., and the syndicate was made up of: BankBoston, N.A., Wachovia Bank, N.A., BNP Paribas and JPMorgan Chase Bank, as arrangers, with ten other banks as participants.

In the second quarter of 2001, the Company obtained a committed credit line of $50 million from the Export Development Corporation of Canada (“EDC”). The terms provide for a five year amortizing facility with a spread over LIBOR of 162.5 basis points. This credit line was fully used by the Company in March 2002 to refinance machinery and equipment that have been acquired in the past and to finance new goods and services from Canadian companies.

In June 2003, the Company obtained a multi-currency syndicated loan for Ps 960 million and $70 million, with an 18-month grace period and five-year maturity. The Company used a swap to convert the Ps 960 million loan to US dollar debt equivalent to $92.7 million.

The above-mentioned long-term debt agreements of the Company provide for various covenants that restrict the ability of certain of the Company’s subsidiaries to incur additional indebtedness, as well as require the Company to comply with financial maintenance tests. Additionally, long-term debt agreements of certain subsidiaries of the Company contain restrictive covenants, which include financial maintenance tests based on the Company’s consolidated balances and results. The Company’s ability to pay dividends to its stockholders is restricted by the consolidated financial maintenance tests. Both the consolidated and subsidiary level financial maintenance tests include: (i) the ratio of operating income plus depreciation and amortization to gross interest expense, which can be no lower than 2.5 under the most restrictive test; (ii) the ratio of bank debt to operating income plus depreciation and amortization, which can be no higher than 3.5 under the most restrictive test; (iii) issuance of indebtedness restrictions, which prohibit additional indebtedness if the ratio of bank debt to operating income plus depreciation and amortization is greater than 3.5 under the most restrictive test; and (iv) minimum stockholders’ equity requirements, which require that there be at least Ps 8,600 million of shareholders’ equity under the most restrictive test.

As of December 31, 2003, the Company was in compliance with the above mentioned financial covenants.

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

On May 30, 2002, the Company successfully completed the placement of two certificados bursátiles (peso bonds) totaling one billion Mexican pesos. These placements are part of a bond program for issuing up to three billion Mexican pesos that was set up on May 24, 2002 with the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission). The program will remain in existence for four years, during which time the Company is entitled to make several different placements. One of the bond issuances was for Ps 700 million at a fixed interest rate of 10.2%, while the other issue was for Ps 300 million bearing an interest rate of 115 basis points over 182-day Cetes. Both issues have a five year maturity and are payable in one installment. Since the Company’s revenues are closely tied to the U.S. dollar, the Company swapped to convert the total amount of these issues to $104.4 million at an interest rate of 116 basis points over six-month LIBOR.

In September 2002, the Company placed another two issues of certificados bursátiles (peso bonds) totaling Ps 1.2 billion. One of these issues was for Ps 900 million at a variable interest rate of 140 basis points over 182-day Cetes and maturing in six years. The other issue was for Ps 300 million at a fixed interest rate of 10.3% and maturing in two years. Both issues are payable in one installment at maturity. The Company used a swap to convert the Ps 900 million issue to $90 million at an interest rate of 98 basis points over six-month LIBOR, while the Ps 300 million issue was converted to $30 million at an interest rate of six-month LIBOR plus 89 basis points.

In November 2002, the Company placed a fifth issue of certificados bursátiles (peso bond) for Ps 253 million. The peso bond bears a fixed interest rate of 11.2% and is payable in one installment when it matures in three years. The Company used a swap to convert the Ps 253 million issue to $25 million at an interest rate of 87 basis points over six-month LIBOR.

In May 2003, the Company placed a sixth issue of certificados bursátiles (peso bond) for Ps 547 million. The peso bond bears a fixed interest rate of 9.3% and is payable in one installment when it matures in six years. Since the Company’s revenues are closely tied to the US dollar, the Company used a swap to convert the issue to $52.6 million bearing interest at a rate of 106 basis points over six-month LIBOR.

On October 6, 2003 the Company established a new program of certificados bursátiles (peso bond) allowing the issuance of up to five billion Mexican pesos with the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission). The program will remain in existence for four years, during which time the Company is entitled to make several different placements. This program was established to allow the Company fast and efficient access to the debt capital market.

Standard and Poor’s and Fitch Mexico gave a credit rating of AA to all notes and certificados bursátiles (peso bonds) mentioned above.

Capital Expenditures

The Company made significant capital expenditures between the beginning of 2001 and December 31, 2003 in an effort to expand production capacity and the range of products, reduce costs, improve the quality of its products, improve productivity and maintain compliance with environmental requirements.

The following table sets forth the Company’s capital expenditures and other investments by business segment for the periods presented.

	Year Ended December 31,
	2001		2002		2003
	(in millions of pesos)
Steel Processing Products	Ps	1,049	Ps	1,435	Ps	1,098
Automotive Batteries and Related Products		301		468		247
Steel and Plastic Construction Products		117		229		267
Aluminum and Other Related Products		140		20		85
Corporate and Other		11		74		124
Acquisitions		1,294		111		—

Total	Ps	2,912	Ps	2,337	Ps	1,821

The Company made capital expenditures in the steel processing segment during 2001, 2002 and 2003 of approximately Ps 3,582 million. In Mexico, IMSA ACERO modernized and increased the capacity of its hot-rolling mill, which included the installation of a new logistics center that increased the efficiency of handling non-coated steel. It also installed two industrial service centers, one for processing coated steel products and another for processing non-coated products. In the United States, IMSA ACERO acquired the assets of a galvanizing and painting plant and invested in a new tension-leveling line and a cut-to-length line. In Guatemala, a second steel galvanizing line was put in place. In addition, the Company made investments to improve its processing and distribution capabilities in the different countries in which it operates.

In the automotive batteries and related products segment, the Company made capital expenditures during 2001, 2002 and 2003 amounting to Ps 1,016 million to improve battery assembly production capacity and laboratory facilities, to improve the efficiency and modernization of existing plants in Mexico and Brazil, to expand production capacity and to strengthen its distribution network.

From 2001 through 2003, the Company invested Ps 613 million in the steel and plastic construction products segment. These investments are in connection with the increase of production capacity, a polycarbonate panel plant, a FRP panel plant in the U.S., a plant in Spain to supply FRP panels in Europe, the addition of new processes to existing construction facilities in the United States, and a strapping plant.

From 2001 through 2003, the Company invested Ps 245 million in the aluminum and other related products segment. These investments are in connection with the modernization and increase of extrusion capacity, the increase of the aluminum smelting capacity, a new die workshop, a new window-producing plant and the strengthening of its distribution network in Mexico and the United States.

In 2004, the Company completed the acquisition of 49% of the equity of Louisville Ladder Group. The acquisition gave the Company 100% control of this company through its subsidiary IMSALUM. The Company did not make investments for acquisitions in 2003. Investments for acquisitions in 2002 were mostly related to the purchase of Lightfield. Investments for acquisitions in 2001 were mostly related to the purchase of the assets of Varco Pruden Buildings, Inc. from The LTV Corporation.

The following table sets forth the Company’s anticipated capital expenditures by business segment for the periods presented:

Anticipated Capital Expenditures

	2004			2005
	(in millions of U.S. dollars and pesos)
Steel Processing Products	$50.0	Ps	562	$62.2	Ps	699
Automotive Batteries and Related Products	42.0		472	39.1		439
Steel and Plastic Construction Products	27.0		303	25.9		291
Aluminum and Other Related Products	11.0		124	6.8		76

Total	$130.0	Ps	1,461	$134.0	Ps	1,505

In 2004 and 2005, the Company plans to spend in its steel processing segment $50.0 million and $62.2 million, respectively. Of this amount, $8.0 million and $8.0 million are, respectively, for development of new products and markets; $13.0 million and $15.9 million are, respectively, for modernization; $28.0 million and $38.2 million are, respectively, for expansion of existing production capacity; and $1.0 million and $0.1 million are, respectively, for other projects.

In 2004 and 2005, the Company plans to spend in its automotive battery and related products segment $42.0 million and $39.1 million, respectively. Of this amount, $9.2 million and $11.0 million are, respectively, for improvement of efficiency and modernization of existing plants; and $32.8 million and $28.1 million are, respectively, for other projects.

In 2004 and 2005, the Company plans to spend in its steel and plastic construction products segment $27 million and $25.9 million, respectively. Of this amount, $14.0 million and $19.5 million are, respectively, for modernization; $13 million and $4.9 million are, respectively, for expansion of existing production capacity; and $0.0 million and $1.5 million are, respectively, for development of new products and markets.

In 2004 and 2005, the Company plans to spend in its aluminum and other related products segment $11.0 million and $6.8 million, respectively. Of this amount, $4.0 million and $2.2 million are, respectively, for development of new products and markets; $2.0 million and $1.5 million are, respectively, for modernization; $4.0 million and $2.5 million are, respectively, for expansion of existing production capacity; and $1.0 million and $0.6 million are, respectively, for other projects.

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

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

Directors

Management of the business of the Company is vested in the Board of Directors. The Company’s by-laws provide that the Board of Directors shall consist of the number of directors and alternate directors determined by the Company’s stockholders at the annual ordinary general meeting, which shall never be less than seven and will be limited to 20, each of whom is elected for a term of one year. The Company’s Board of Directors currently consists of 13 directors and 13 alternate directors, each of whom was elected at the Company’s 2004 annual meeting for a one-year term, expiring on December 31, 2004. Under Mexican law, directors may continue to carry out their duties as directors even after the expiration of the terms of their offices as long as new directors have not been appointed or, if new directors have been appointed, such new directors have not taken charge of their offices. Each alternate director is authorized to serve on the Board of Directors in place of its respective director who is unable to attend meetings or otherwise participate in the activities of the Board of Directors.

The directors of the Company as of April 22, 2004 are set forth in the table below:

Name	Position	Member Since
Eugenio Clariond Garza*	Honorary Life Chairman of the Board	1976
Eugenio Clariond Reyes	Chairman of the Board; Chief Executive Officer of Grupo Imsa	1976
Marcelo Canales Clariond	Secretary of the Board; Chief Financial Officer of Grupo Imsa	1976
Santiago Clariond Reyes	Treasurer of the Board; President of IMSA ACERO	1976
Salvador Kalifa Assad(1)(2)	Director	1998
Ernesto Canales Santos(1)(2)	Director	1998
Benjamín Clariond Reyes	Director; President of IMSATEC	1998
Andrés Marcelo Sada Zambrano(1)(2)	Director	1997
Ma. del Consuelo Canales de Valdés(2)	Director	1998
Antonio del Valle Ruíz(1)(2)	Director	1998
Enrique Zambrano Benítez(2)	Director	1997
José Gerardo Clariond Reyes	Director; E-Business Director of Groupo Imsa	1991
Eugenio Garza Herrera(1)(2)	Director	2001
Susana Canales de Odriozola (2)	Director	2002
Enrique González González	Alternate Director; General Counsel of Grupo Imsa	1996
Javier García de Anda	Alternate Director; Vice-President of IMSA-MEX, División IMSA	1997
Oscar Maldonado Charles	Alternate Director; Vice-President of IMSA-MEX, División APM	1998
Felipe Múzquiz Ballesteros	Alternate Director; President of ENERMEX	1996
Arnulfo Chávez Treviño	Alternate Director; President of IMSALUM	2002
María Clariond Reyes de De la Garza(2)	Alternate Director	2002
Arturo Caballero Padilla(1)(2)	Alternate Director	2002
Juan Carlos Zambrano Benítez(1)(2)	Alternate Director	2002
Antonio del Valle Perochena(1)(2)	Alternate Director	2002
Emilio González Lorda(1)(2)	Alternate Director	2002
Héctor Estrada Inda(1)(2)	Alternate Director	2002
Ricardo Garza Villarreal(1)(2)	Alternate Director	2002
Ninfa Clariond Reyes(2)	Alternate Director	2003

*	Mr. Clariond Garza was elected Honorary Life Chairman of the Board in 2003 after serving as Chairman of the Board since 1976. Mr. Clariond Garza does not vote on any matters before the Board.
(1)	These directors are independent under Mexican law. See “—C. Board Practices” below with respect to the independence of the members of the Company’s audit committee.
(2)	Principal occupation is not with the Company.

Ernesto Canales Santos is the cousin of Marcelo Canales Clariond. Ma. del Consuelo Canales de Valdés and Susana Canales de Odriozola are sisters of Marcelo Canales Clariond. María Clariond Reyes de De la Garza and Ninfa Clariond Reyes are sisters of Eugenio, Santiago, Benjamín and José Gerardo Clariond Reyes. Antonio del Valle Ruíz is the father of Antonio del Valle Perochena. Enrique Zambrano Benítez and Juan Carlos Zambrano Benítez are brothers. For additional family relationships, see the table following Executive Officers, below.

A brief biography of each of our current executive officers and directors follows:

Eugenio Clariond Reyes Mr. Clariond Reyes has been the Chief Executive Officer of the Company since 1976. He also serves as a member of the boards of Grupo Cydsa, Grupo Industrial Saltillo, Proeza, Grupo Financiero Banorte, Alpek, Bladex, ITESM, Navistar, International Chase Bank of Texas and Texas Industries. He is a Vice-President of World Business Council for Sustainable Development and the Consejo Empresarial de América Latina.

Marcelo Canales Clariond Mr. Canales Clariond has been Chief Financial Officer of the Company since 1982. He also serves as a director of Valores Corporativos, Universidad de Monterrey, Family Business Center and Christus Muguerza Conchita.

Santiago Clariond Reyes Mr. Clariond Reyes has been President and CEO of IMSA ACERO since 1975. He also serves as a member of the boards of CANACERO (Mexican Steel Chamber), UDEM (University of Monterrey), University of Nuevo León Law School, AISI (The American Iron and Steel Institute), ILAFA (Latin-American Iron and Steel Institute) and EGADE- ITESM (Graduate School of Business Administration and Leadership, Tecnológico de Monterrey). He is a former chairman or the board of CAINTRA (Chamber of Industry of Nuevo León).

Salvador Kalifa Assad Mr. Kalifa Assad is the Chief Executive Officer of Consultores Económicos Especializados. He also serves as a member of the board of GBM Grupo Bursátil Mexicano and he is the Chairman of the board of Make Up Store México, S.A. de C.V.

Ernesto Canales Santos Mr. Canales Santos is a Founding Partner of Canales y Socios Abogados, S.C. He also serves as a member of the boards of Xignux, Cía. Minera Autlán, Internacional de Inversiones, Institución Renace, A.B.P., IMEJ (Instituto Mexicano para la Justicia, A.C.), UANL School of Law, and Museo de Historia Mexicana.

Benjamín Clariond Reyes Mr. Clariond Reyes is the President of IMSATEC.

Andrés Marcelo Sada Zambrano Mr. Sada Zambrano serves as a member of the boards of Grupo Cydsa and Grupo Industrial Saltillo. He is a former President of Fondo Mexicano para la Conservación de la Naturaleza.

Ma. del Consuelo Canales de Valdés Ms. Canales de Valdés is the Chief Executive Officer of GELB. Prior to that, she was the Chief Executive Officer of Maravedi.

Antonio del Valle Ruíz Mr. del Valle Ruíz is the Chairman of the board of Grupo Empresarial Kaluz (Grupo Industrial Camesa, Cía. Minera las Cuevas and Mexichem), and member of the boards of Teléfonos de Mexico, Saint-Gobain Corporation (U.S.A.), Saint-Gobain (Mexico) and Escuela Bancaria y Comercial. He also is the President of Consejo Mexicano de Hombres de Negocios.

Enrique Zambrano Benítez Mr. Zambrano Benitez is the Chief Executive Officer of Proeza. He also serves as a member of the boards of Tower Automotive, Suntron Corporation, Xignux, ITESM and EGADE.

José Gerardo Clariond Reyes Mr. Gerardo Clariond Reyes has been the E-Business Director of the Company since 2000. He also serves as a member of the boards of Banco de México, Consejo Consultivo Banamex de Jóvenes Empresarios, Compaq (Mexico), Club de Industriales and e-México Summit. He is also a member of the Wharton e-fellows Society at the University of Pennsylvania.

Eugenio Garza Herrera Mr. Garza Herrera is the Chairman of the Board and Chief Executive Officer of Xignux. He also serves as a member of the boards of ING México, Grupo Lamosa, Seminis, Alpek and of the regional board of directors of BANAMEX.

Susana Canales de Odriozola Ms. Canales de Odriozola is a member of the boards of Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (ITESM), Hospital San José and ITESM’s Patronato Luis Elizondo.

Enrique González González Mr. González González has been General Counsel of the Company since 1985.

Javier García de Anda Mr. García de Anda is the Vice-President of IMSA-MEX, División IMSA. He has been with the Company for 29 years.

Oscar Maldonado Charles Mr. Maldonado Charles is theVice-President of IMSA-MEX, División APM. He has been with the Company for 12 years. He also serves as a member of the board of CANACERO.

Felipe Múzquiz Ballesteros Mr. Múzquiz Ballesteros has been President of ENERMEX since 1995. He also serves as a member of the boards of ABC Battery, Battery Council International and Industria Nacional de Autopartes.

Arnulfo Chávez Treviño Mr. Chávez Treviño has been President of IMSALUM since 2001. Prior to that, he was Chief Financial Officer of ENERTEC. Currently, he is a member of the board of the American Ladder Institute.

María Clariond Reyes de De la Garza Ms. Clariond is a member of the board of EFFETA.

Arturo Caballero Padilla Mr. Caballero Padilla is the President of Grupo de Especialidades.

Juan Carlos Zambrano Benítez Mr. Zambrano Benítez is the President of Jugos y Frutas of Proeza. He also serves as a member of the board of Proeza.

Antonio del Valle Perochena Mr. del Valle Perochena is the Vice-Chairman of the board of Banco VE POR MAS. Prior to that he was the President of Grupo Empresarial Kaluz. He also serves as a member of the boards of Mexichem, Mexalit and Grupo Industrial Camesa.

Emilio González Lorda Mr. González Lorda is the Chief Financial Officer and member of the board of Xignux.

Héctor Estrada Inda Mr. Estrada Inda is a Partner of Canales y Socios Abogados, S.C. He also serves as secretary of Asesoría Jurídica y de Inversiones.

Ricardo Garza Villarreal Mr. Garza Villarreal is Vice-President of Gamo Promociones de Servicio, S.A. de C.V. and a member of the boards of Promociones Habitacionales del Norte, Provivienda, Inmobiliaria Inver and Inverin.

Ninfa Clariond Reyes Ms. Clariond Reyes is the President of Colegio Alfonsino.

Executive Officers

The principal officers of the Company are set forth in the table below:

Name	Position	In Stated Position Since	At the Company Since
Eugenio Clariond Reyes	Chief Executive Officer	1976	1963
Marcelo Canales Clariond	Chief Financial Officer	1982	1979
Enrique González González	General Counsel	1985	1977
Ruben Darío Rodríguez Jacobo	Human Resources, Director	2000	1996
Santiago Clariond Reyes	President, Steel Processing Products	1975	1964
Felipe Múzquiz Ballesteros	President, Automotive Batteries and Related Products	1995	1989

Arnulfo Chávez Treviño	President, Aluminum and Other Related Products	2001	1999
Benjamín Clariond Reyes	President, Steel and Plastic Construction Products	1998	1966
José Gerardo Clariond Reyes	E-Business, Director	2000	1987
Daniel Butruille Ducancel	6-Sigma, Director	2002	1999

Eugenio Clariond Reyes, Santiago Clariond Reyes, Benjamín Clariond Reyes and José Gerardo Clariond Reyes are brothers and Eugenio Clariond Garza is their father. Marcelo Canales Clariond is the nephew of Eugenio Clariond Garza and the cousin of Eugenio Clariond Reyes, Santiago Clariond Reyes, Benjamín Clariond Reyes and José Gerardo Clariond Reyes. Each of these individuals is a Principal Stockholder of the Company. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

B. Compensation

For the year ended December 31, 2003, the aggregate compensation of the directors and executive officers of the Company paid or accrued in that year for services in all capacities was approximately Ps 2.04 ($.18 million) for non-management directors and Ps 117.6 ($10.47 million) for management directors. The Company pays cash bonuses to its executive officers based on management’s evaluation of the job performance of each executive officer and his overall contributions to the Company.

The Company has a defined contribution pension plan with the objective of offering retirement benefits, benefits for total and permanent disability and death benefits. In accordance with this plan, the Company is obligated to contribute to the pension fund an amount equivalent to 4% of the participant’s salary as well as additional contributions up to an amount equivalent to 2% of the participant’s salary when and if the employee decides to make additional contributions. The benefit to the participants consists of receiving a pension derived from the accumulated amount from each of the individual accounts. A Mexican financial institution administers the contributed funds. Directors who also serve as executive officers are eligible for this plan.

The Company and its Mexican subsidiaries are required by law to provide to their workers a share of the profits of these companies equal to 10% of their taxable profit. Directors who are executive officers of the operating companies but who are not major stockholders also participate in this profit sharing program.

C. Board Practices

Currently, there are no existing service contracts between the Company or any of its subsidiaries and any directors of the Company providing for benefits upon termination of such directors’ employment.

Members of the Company’s compensation committee are: Salvador Kalifa Assad, Enrique Zambrano Benítez and Andrés Marcelo Sada Zambrano. The compensation committee meets up to three times each year and is mainly responsible for the following: (1) fixing the salaries of the executive officers; (2) approving the annual salary increases of those officers; and (3) approving new benefits or changes to their existing benefits. The Compensation Committee met two times in 2003.

Members of the Company’s audit committee are Antonio del Valle Ruiz, Eugenio Garza Herrera and Ernesto Canales Santos and each are independent under Mexican law. Mr. Eugenio Garza Herrera presides over the audit committee. In accordance with section V of article 14 bis 3 of the Ley de Mercado de Valores (“Securities Market Law”), the audit committee shall: (a) generate an annual report on its activities and present it to the administrative council; (b) opine on transactions with related parties referred to in clause d) of section IV of article 14 bis 3 of the Securities Market Law; (c) propose the hiring of independent specialists in cases where it judges such hiring to be necessary, so that they may express their opinion with regard to the transactions referred to in clause d) of section IV of article 14 bis of the Securities Market Law; and (d) perform other tasks that the Board of Directors may assign to it with the exception of tasks that are reserved for the stockholders’ meeting or the Board of Directors itself. For additional information about the responsibilities of the audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Significant Differences in Corporate Governance Practices” and “Item 16C. Principal Accountant Fees and Services”.

By July 31, 2005, the Company will also need to comply with corporate governance requirements prescribed by Section 301 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), including the need for an independent audit committee (as defined in Rule 10A-3 of the Exchange Act) and with rules prescribed by the NYSE with respect to audit committee independence and responsibilities. As required by Rule 10A-3, the NYSE has adopted rules that will require the Company’s audit committee to: (a) be comprised of independent directors (as independence is defined under Rule 10A-3) who are also members of the Company’s Board of Directors; (b) have direct responsibility for the appointment, compensation, retention and oversight of the Company’s external auditors; (c) establish a complaints procedure for employee concerns with respect to accounting or auditing matters or internal accounting controls; (d) have the authority to engage independent counsel and other advisers; and (e) have adequate funding to compensate any registered public accounting firm engaged by the audit committee, to compensate any advisers employed by the audit committee and to pay administrative expenses of the audit committee. The Company’s audit committee has written procedures for receiving and responding to complaints from employees. The Company may decide to comply with other new requirements prior to July 31, 2005. With respect to other corporate governance rules, the Company would be able to continue to follow its home country practices in lieu of NYSE standards, subject only to the requirement that the Company disclose any significant ways in which its corporate governance practices differ from those prescribed by the NYSE; the following summary complies with this requirement. On or after the date of this annual report, the Company intends to post the following summary (and any updates) to its website.

Significant Differences in Corporate Governance Practices

As a Mexican reporting issuer listed on the Bolsa Mexicana de Valores (the “Mexican Stock Exchange”) and on the New York Stock Exchange (the “NYSE”), the Company is subject to both Mexican corporate governance practices, including those set forth in the Ley del Mercado de Valores (the “Mexican Securities Law”), Circular Única de Emisoras issued by the Comisión Nacional Bancaria y de Valores (the “Mexican Banking and Securities Commission”) and the Reglamento Interior de la Bolsa Mexicana de Valores (the Mexican Stock Exchange’s rules) and to applicable U.S. federal securities laws, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. The Company is also subject to the listing standards of the NYSE to the extent they apply to foreign private issuers. The Company is not required to comply with all of the corporate governance listing standards of the NYSE.

In accordance with the requirements of Section 303A.11 of the NYSE listing standards, the following is a summary of the significant ways that the Company’s corporate governance practices differ from the corporate governance standards required for U.S. companies by the NYSE. The Company’s corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here.

Board of Directors

Under the NYSE standards, a company’s board of directors must have a majority of independent directors.

As a listed company in Mexico, the Company is subject to the requirement under the Mexican Securities Law that at least 25% of the members of its Board of Directors be independent as determined under the Mexican Securities Law. Under applicable Mexican corporate law, the Company has an alternate director for each of its directors. The Mexican Securities Law further provides that alternates of independent directors be independent as well. The Company currently has five directors and six alternate directors, who are independent under Mexican law, out of a total of 13 directors and 13 alternate directors.

The Mexican Securities Law sets forth detailed standards for establishing independence, which differ from those set forth in the NYSE Rules.

In addition, the Company is not required, under Mexican law, to hold executive sessions in which non-management directors meet without the management or to hold meetings of only independent directors.

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Securities Exchange Act of 1934. Foreign private issuers, such as the Company, must comply with this requirement by July 31, 2005. The Company intends to have an audit committee that is entirely composed of independent directors (as defined by the SEC’s rules) on or before the July 31, 2005 deadline.

The Company has an audit committee entirely composed of independent directors, with an independent Chairman. Mexican law requires a company to have an audit committee composed of a majority of independent directors and an independent chairman.

Audit Committee Responsibilities

The NYSE requires certain matters to be set forth in the audit committee charter of listed companies. Mexican law does not require a written audit committee charter, and the Company’s audit committee does not have one. The activities of the Company’s audit committee are described under “Item 6. Directors, Senior Management and Employees—Board Practices” in the Company’s 2003 Annual Report on Form 20-F. On or prior to July 31, 2005, as required by the NYSE listing standards and Rule 10A-3, the Company will ensure that the audit committee has authority to engage independent counsel and advisers and will ensure that the audit committee has appropriate funding, as it may determine, for payment of compensation to registered public accounting firms, advisers and ordinary administrative expenses of the audit committee.

The Mexican Securities Law requires the audit committee of listed companies to review and provide advice to the Board of Directors on certain matters, including: transactions that involve the purchase or sale of 10% or more of the listed company’s assets, the grant of guarantees involving liability for more than 30% of the value of the listed company’s assets, and any transaction with a value of more than 1% of the listed company’s assets. The Company’s audit committee serves in this capacity.

Other Board Committees

The NYSE listing standards require each listed issuer to have a nominating/corporate governance committee and a compensation committee of the board of directors, each of which shall be composed entirely of independent directors and shall have a written charter. The NYSE specifies certain matters to be set forth in the nominating/corporate governance committee and compensation committee charters of listed companies.

Under Mexican securities laws and regulations, public companies are not required to have any additional board committees apart from the audit committee. The Company does not have a nominating/corporate governance committee. The activities of the Company’s compensation committee are described under “Item 6. Directors, Senior Management and Employees—Board Practices” in the Company’s 2003 Annual Report on Form 20-F. The Compensation Committee does not have a written charter.

Shareholder Voting on Equity Compensation Plans

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company does not currently offer equity-based compensation to its directors, executive officers or employees, and therefore does not have a policy on this matter.

Disclosure of Corporate Governance Guidelines

NYSE-listed companies must adopt and disclose corporate governance guidelines. The Company is not required to adopt corporate governance guidelines under Mexican law but instead to file annually with the Mexican Banking and Securities Commission and the Mexican Stock Exchange a statement relating to its level of adherence to the Mexican Best Corporate Practices Code.

Code of Business Conduct and Ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The Company is not required to adopt a code of ethics under Mexican law. However, over the years the Company has developed a set of business conduct and ethics principles applicable to all of its officers and employees, and it is currently in the process of codifying these principles into a code of ethics. Once the code of ethics is adopted, the Company expects either to post it to its website at www.grupoimsa.com or to make it available (in English), upon request and without charge, to the Company’s stockholders.

Chief Executive Officer Certification

A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, the Company’s chief executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, the Company’s chief executive officer must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provision of the NYSE’s corporate governance standards.

D. Employees

At December 31, 2003, the Company employed 15,772 persons. On average during 2003 approximately 1,000 of the Company’s employees were temporary. The steel processing products segment employed 3,690 persons; the automotive batteries and related products segment employed 3,062 persons; the steel and plastic construction products segment employed 5,029 persons; the aluminum and other related products segment employed 3,796 persons; and 195 employees were employed at the holding company level. Of the total of 15,772 employees, 4,397 are employees based outside of Mexico.

The table below sets forth the number of employees at the end of 2001, 2002 and 2003:

	2001	2002	2003
IMSA ACERO	3,509	3,624	3,690
ENERMEX	3,838	3,274	3,062
IMSATEC	4,836	4,651	5,029
IMSALUM	4,004	4,059	3,796
CORPORATE	186	192	195
GRUPO IMSA	16,373	15,800	15,772

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

E. Share Ownership.

The table below sets forth the number of the Company’s shares owned by each person listed under “—Directors and Senior Management”.

Name	Number of Shares
Eugenio Clariond Garza	(2)
Eugenio Clariond Reyes	(1)
Marcelo Canales Clariond	(1)
Santiago Clariond Reyes	(1)
Salvador Kalifa Assad	(2)
Ernesto Canales Santos	(2)
Benjamín Clariond Reyes	(1)
Andrés Marcelo Sada Zambrano	(2)
María del Consuelo Canales de Valdés	(1)
Antonio del Valle Ruíz	(2)
Enrique Zambrano Benítez	(2)
José Gerardo Clariond Reyes	(1)
Eugenio Garza Herrera	(2)
Susana Canales de Odriozola	(1)
Enrique González González	(2)
Javier García de Anda	(2)
Oscar Maldonado Charles	(2)
Felipe Múzquiz Ballesteros	(2)
Arnulfo Chávez Treviño	(2)
María Clariond Reyes de De la Garza	(1)
Arturo Caballero Padilla	(2)
Juan Carlos Zambrano Benítez	(2)
Antonio del Valle Perochena	(2)
Emilio González Lorda	(2)
Héctor Estrada Inda	(2)
Ricardo Garza Villarreal	(2)
Ninfa Clariond Reyes	(1)
Ruben Darío Rodríguez Jacobo	(2)
Daniel Butruille Ducancel	(2)

(1)	See table in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.
(2)	Beneficial share ownership is either zero or less than 1% of the total outstanding share capital of the Company.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, to the Company’s knowledge, certain information as of April 22, 2004, with respect to the beneficial ownership of the Company’s shares by the Canales Clariond and Clariond Reyes Family Groups (“Family Group”) (each such group a “Principal Stockholder”, and all executive officers and directors of the Company as a group).

Name of Stockholder	B Units	% of Capital Stock	Equity Units	% of Capital Stock
Canales Clariond Family Group(1)(2)	162,000,000	28.78	80,896,894	14.37
Fernando Canales Clariond(1)(3)	40,500,000	7.20	21,500,000	3.82
Marcelo Canales Clariond(1)(3)	40,500,000	7.20	19,745,298	3.51
Susana Canales de Odriozola(1)(3)	40,500,000	7.20	19,850,298	3.53
María del Consuelo Canales de Valdés(1)(3)	40,500,000	7.20	19,801,298	3.52
Clariond Reyes Family Group(2)(4)	162,000,000	28.78	69,504,175	12.34
Eugenio Clariond Reyes(4)(5)	27,000,000	4.80	16,964,415	3.01
Ninfa Clariond Reyes(4)(5)	27,000,000	4.80	1,829,000	0.32
Santiago Clariond Reyes(4)(5)	27,000,000	4.80	10,796,315	1.92
Benjamín Clariond Reyes(4)(5)	27,000,000	4.80	13,389,915	2.38
José Gerardo Clariond Reyes(4)(5)	27,000,000	4.80	13,208,115	2.35
María Clariond Reyes de De la Garza(4)(5)	27,000,000	4.80	13,316,415	2.37
The Trust(6)	324,000,000	57.56
All executive officers and directors as a group(7)	229,500,000	40.76	113,755,654	20.20

(1)	The Canales Clariond Family consists of Fernando Canales Clariond, Marcelo Canales Clariond, Susana Canales de Ordriozola and María del Consuelo Canales de Valdés. Although no formal voting arrangements exist, members of the Canales Clariond Family have, in the past, generally acted, and may, in the future, continue to act, in concert with respect to stockholder matters.

(2)	These 162,000,000 B Units are held by the Trust.
(3)	These 40,500,000 B Units are held by the Trust.
(4)	The Clariond Reyes Family consists of Eugenio Clariond Reyes, Ninfa Clariond Reyes, Santiago Clariond Reyes, Benjamín Clariond Reyes, José Gerardo Clariond Reyes and María Clariond de De la Garza. Although no formal voting arrangements exist, members of the Clariond Reyes Family have, in the past, generally acted, and may, in the future, continue to act, in concert in respect to stockholder matters.
(5)	These 27,000,000 B Units are held by the Trust.
(6)	The Trust holds 324,000,000 B Units. The Canales Clariond Family holds fifty percent of the beneficial ownership of the Trust and the Clariond Reyes Family holds fifty percent of the beneficial ownership of the Trust.
(7)	With respect to the Canales Clariond Family and Clariond Reyes Family, this reflects 40,500,000 B Units beneficially owned and 19,745,298 Equity Units owned by Marcelo Canales Clariond, 40,500,000 B Units beneficially owned and 19,850,298 Equity Units owned by Susana Canales de Odriozola, 40,500,000 B Units beneficially owned and 19,801,298 Equity Units owned by María del Consuelo Canales de Valdés, 27,000,000 B Units beneficially owned and 16,964,415 Equity Units owned by Eugenio Clariond Reyes, 27,000,000 B Units beneficially owned and 10,796,315 Equity Units owned Santiago Clariond Reyes, 27,000,000 B Units beneficially owned and 13,389,915 Equity Units owned by Benjamín Clariond Reyes and 27,000,000 B Units beneficially owned and 13,208,115 Equity Units owned by José Gerardo Clariond Reyes. All of these 229,500,000 B Units are held by the Trust.

Each of the Equity Units consists of three Series B Shares and two Series C Shares, which became separable at the option of the holder in December 2003. To date, these Equity Units have not been separated. The Series B Shares generally have full voting rights. The Series C Shares generally are not entitled to vote, except on any action that would prejudice the rights of holders of the Series C Shares but not the rights of holders of all other series of the Company’s shares.

Each B Unit consists of five Series B Shares, which became separable at the option of the holder in December 2003. To date, these B Units have not been separated. The Principal Stockholders hold their B Units through the terms of a trust established under Mexican law, as described below.

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

The Principal Stockholders hold a portion of their Series B Shares in the form of B Units through the Trust. The Principal Stockholders intend to ensure that the Trust will hold at least 51% of the Series B Shares at any time outstanding. Each Family Group has beneficial ownership of 50% of the Trust. Under Mexican law, the trustee acts in all matters as directed by a management committee. The management committee for the Trust consists of four members, two of which are appointed by each Family Group. The Trust provides that the management committee will vote the B Units held by the Trust and that all B Units must be voted identically. In addition, sales of beneficial interests in the Trust are subject to a right of first refusal, first in favor of members of the Family Group of which the selling beneficiary is a member and secondly in favor of members of the other Family Group. Offers to sell to members of a Family Group will be made on a pro rata basis. If such beneficial interest has not been acquired pursuant to the exercise of the right of first refusal, it may be sold to persons outside both Family Groups. The Trust has a duration of 30 years from its inception in 1996 and may be terminated at any time upon the affirmative vote of the owners of 75% of the beneficial interests in the Trust. Withdrawal of B Units from the Trust also requires the affirmative vote of the owners of 75% of the beneficial interests in the Trust.

At December 31, 2003, ADRs evidencing 3,931,375 ADSs were outstanding (equivalent to 35,382,375 Equity Units or 6.3% of the total number of shares outstanding). It is not practicable for the Company to determine the number of ADRs beneficially owned by U.S. persons.

B. Related Party Transactions

During the period since the beginning of the Company’s preceding three financial years to the date hereof, the Company has entered into the following material related party transactions:

In 1998, the Company (through ENERMEX), Johnson Controls and Varta AG entered into an agreement to create three joint ventures to manufacture and distribute automotive batteries in North and South America. The Company and

Johnson Controls partnered to form ENERTEC Mexico which resulted in the combination of the Mexican automotive battery operations of the Company and Johnson Controls. The Company and Johnson Controls also partnered to form GES Battery Systems, a sales and marking network that serves medium to small clients in the United States and Canada. As described above in “Item 4. History and Development of the Company—Automotive Batteries and Related Products—Products—Automotive SLI Batteries”, the Company exports automotive batteries to the United States by selling them to Johnson Controls and GES Battery Systems, each of which then re-sells the batteries to major retailers in the United States. The Company believes that the terms of these agreements with each of Johnson Controls and GES Battery Systems are fair.

C. Interests of Experts and Counsel

Not required because this Form 20-F is filed as an annual report.

Item 8 Financial Information

A. Financial Statements

See Item 18 for the Company’s financial statements.

B. Legal Proceedings

As of the date of this annual report, the Company is involved in a number of legal actions arising in the ordinary course of business, most of which involve collection matters in which the Company is the plaintiff. In addition, the Company receives personal injury claims as part of the ordinary course of its ladder manufacturing business. The Company does not believe that the outcome of any individual legal action or the outcome of all currently pending legal actions considered as a whole, even if determined adversely to the Company or its subsidiaries, would have a material adverse effect upon the financial condition, results of operations or cash flows of the Company and its subsidiaries, taken as a whole.

C. Dividends and Dividend Policy

All of the shares in the Company are entitled to the same dividend and distribution rights, and any dividends must therefore be declared and paid in equal amounts with respect to all outstanding shares. The Company paid cash dividends on its shares from 2001 to 2004. The table below sets forth the cash dividends per share, as well as the number of shares entitled to such dividends, during the periods indicated. Dividend per share amounts have not been adjusted for inflation and reflect share amounts outstanding immediately prior to the distribution of such dividend. Peso amounts have been translated into dollars at the rate announced by Banco de Mexico on the first date on which the applicable dividend was available for payment.

Period	Payment Date	Number of Shares Entitled to Dividend	Cash Dividend Per Share	Cash Dividend Per Share	Exchange Rate (peso: dollar) on Payment Date
		(in millions)	(nominal pesos)	(dollars)
2001	Apr. 16	2,809.1	0.0516	0.005	9.7307:1.00
2002	Apr. 18	2,815.1	0.0648	0.007	9.4863:1.00
2003	Apr. 10	2,814.2	0.1153	0.011	10.7541:1.00
2004	May 3	2,813.4	0.1175	0.011	11.4093:1.00

The Company historically has paid an annual dividend in respect of the previous year after approval by the Company’s stockholders at the annual general ordinary stockholders’ meeting, generally held in the second quarter of the following year. The dividend is generally made available for payment shortly after this meeting.

The declaration, amount and payment of dividends are determined by majority vote of the holders of Series B Shares, generally, but not necessarily, on the recommendation of the Board of Directors and will depend on the Company’s results of operations, financial condition, cash requirements, future prospects, general business conditions in the market where it operates, compliance with debt covenants and other factors deemed relevant by the Board of Directors and the holders of Series B Shares. See Note 9 to the Consolidated Financial Statements regarding the Company’s debt covenants. There can be no assurance as to the amount of the dividend, if any, to be paid in a particular year. Furthermore, due to its holding company structure, the Company’s ability to pay dividends is dependent upon its operating subsidiaries’ ability to pay dividends or make other payments to the Company. See “Item 3. Key Information—Risk Factors—Risks Relating to Holding Company Structure” above and Note 9. The Company’s Principal Stockholders are able to elect the majority of the members of the Board of Directors of the Company and, as a result, have the power to determine the outcome of actions requiring the approval of the Board of Directors and the stockholders, including the declaration, timing and amount of dividends.

The Ley General de Sociedades Mercantiles (“Mexican Corporations Law”) and the Company’s by-laws require that 5% of the Company’s net income each year be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the Company’s capital stock. As of December 31, 2003, the Company’s legal reserve was Ps 853 million or 20% of the Company’s capital stock. Usually, Mexican corporations pay dividends out of earnings (including retained earnings) after an allocation to the legal reserve. Under Mexican tax law, the Company will be required to pay tax at a rate of 33% on 1.4925 times the amount of any dividend if such dividend is paid from earnings that have not been subject to income tax. As of December 31, 2003, the Company had Ps 758 million of net taxable income that could be distributed to stockholders free of this tax liability.

While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to dollars, no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. Any restrictive exchange control policy would adversely affect the Depositary’s ability to convert dividends received in pesos into dollars for purposes of making distributions to holders of ADSs. See “Item 10. Additional Information—Exchange Controls”.

Item 9 The Offer and Listing

The Company’s Equity Units are traded on the Mexican Stock Exchange and the ADSs are traded on the NYSE. On December 11, 1996, the Company listed its Equity Units on the NYSE in the form of ADSs under the ticker symbol “IMY”. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued pursuant to a Deposit Agreement, dated as of December 16, 1996, among the Company, The Bank of New York, the registered holders and beneficial owners of ADRs.

At December 31, 2003, ADRs evidencing 3,931,375 ADSs were outstanding (equivalent to 35,382,375 Equity Units or 6.3% of the total number of shares outstanding). It is not practicable for the Company to determine the number of ADRs beneficially owned by U.S. persons.

The Series B Shares and the Series C Shares comprising the Equity Units and the Series B Shares comprising the B Units were for six years from December 11, 1996 transferable on the books of the Company only as Equity Units or B Units, as the case may be, and were not separately transferable. To date, none of the Equity Units or B Units have been separated. The Company does not currently intend to list the B Units on any exchange. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

The table below sets forth the high and low trading prices for the Company’s Equity Units as traded on the Mexican Stock Exchange and for the Company’s ADSs in U.S. dollars as traded on the NYSE for the periods indicated. See “Item 3. Key Information—Selected Financial Data—Exchange Rate” for information with respect to exchange rates applicable during the period set forth below.

	Mexican Stock Exchange		New York Stock Exchange
	Per Equity Unit (1)		Per ADS (1) (2)
	High	Low	High	Low
1999	Ps. 19.50	10.30	$18.88	8.50
2000	18.38	6.20	17.50	5.50

2001	9.70	6.04	10.75	5.75

First Quarter 2002	13.00	9.50	13.25	8.95
Second Quarter 2002	17.19	13.11	16.00	11.70
Third Quarter 2002	15.55	11.94	14.48	10.49
Fourth Quarter 2002	14.70	12.05	12.90	10.70
2002	17.19	9.50	16.00	8.95

First Quarter 2003	14.30	11.75	12.31	9.65
Second Quarter 2003	14.92	10.49	13.02	10.39
Third Quarter 2003	16.80	13.20	14.00	10.96
Fourth Quarter 2003	27.60	16.50	22.22	13.35
2003	27.60	10.49	22.22	9.65

December 2003	27.60	19.50	22.22	15.38
January 2004	25.28	20.27	21.01	17.10
February 2004	23.38	21.43	19.99	17.44
March 2004	22.53	21.00	18.90	17.46
First Quarter 2004	25.28	20.27	21.01	17.10
April 2004	23.19	21.05	18.81	17.10
May 2004	24.10	21.90	18.89	17.01

(1)	The Equity Units began trading on the Mexican Stock Exchange on December 11, 1996, and the ADSs began trading on the NYSE on December 11, 1996.
(2)	Each ADS represents 9 Equity Units.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. It is organized as a corporation, was founded in 1894 and has operated continuously since 1907. Trading on the floor of the Mexican Stock Exchange is conducted exclusively by the 29 brokerage firms that are stockholders of the exchange. Trading of securities on the Mexican Stock Exchange takes place between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Each trading day is divided into six trading sessions with ten-minute periods separating each session. Lot sizes start from 100 shares. Brokerage firms are permitted to buy odd lots for their own account. Trades in securities listed on the Mexican Stock Exchange may also be effected off the Exchange, subject to certain requirements. However, due primarily to Mexican tax considerations, most transactions in listed securities are effected through the Exchange. There is no formal over-the-counter market for securities in Mexico. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to the Equity Units, because they trade outside Mexico in the form of ADSs. In addition, the Mexican Stock Exchange can suspend trading in a security (including those not subject to the automatic suspension system described above) for up to twenty business days if it determines that disorderly trading is occurring with respect thereto. Any increase in the length of the suspension period beyond twenty business days is subject to the prior approval of Comisión Nacional Bancaria y de Valores (“CNBV”).

Settlement of transactions involving equity securities is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlements, even by mutual agreement, are not permitted without the consent of the Mexican Stock Exchange and notice to the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

The Mexican Stock Exchange is Latin America’s second largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of this activity reflects transactions by institutional investors.

Item 10 Additional Information

A. Share Capital

Not required because this Form 20-F is filed as an annual report.

B. Memorandum and Articles of Incorporation

Set forth below is a brief description of certain significant provisions of the Company’s bylaws. This description does not purport to be complete and is qualified by reference to the Company’s bylaws, as amended, which have been filed as Exhibit 1.1 to this annual report. The following discussion summarizes some of the important aspects of the Company’s bylaws.

Organization and Register

The Company is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico. The Company’s deed of incorporation and bylaws were executed on October 15, 1976, and were registered in the Public Registry of Commerce in Monterrey, N.L. on December 16, 1976, under the number 583, folio 257, volume 217, book 3, second auxiliary, deeds of commercial companies, in the commerce section. The Company shall have a term of 99 years, as of May 19, 1997.

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

Board of Directors

Management of the Company is vested in its Board of Directors. According to the bylaws, the Board of Directors consists of a number of directors determined annually by the Company’s stockholders at an ordinary general stockholders’ meeting, which may never be less than seven nor more than 20, each of whom is elected for a term of one year. Each alternate director is authorized to serve on the Board of Directors in place of its respective director who is unable to attend meetings or otherwise participate in the activities of the Board of Directors. The Board of Directors has the general power to issue debt instruments on behalf of the Company.

Any stockholder of Series B Shares representing at least 10% of the capital stock is entitled to designate one director and his or her alternate as provided above. When these appointments are complete, the other directors are appointed by a simple majority of votes of the attending shares, without counting the votes of those minority stockholders who have made the aforementioned appointments.

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

Directors’ compensation is decided in ordinary general stockholders’ meetings in the same manner as any other matter considered therein. See “—Stockholder Meetings.” There is no age limit requirement for retirement of directors.

Capital Stock; Voting Rights

The capital stock of the Company is variable. At April 22, 2004, the common stock, excluding the shares held in treasury, was composed of 2,813,495,290 registered common shares, without par value, divided into 2,336,097,174 Series B Shares with voting rights and 477,398,116 Series C Shares without voting rights, except in certain limited circumstances. All of the shares constitute the fixed portion of the Company’s capital stock and carry the same rights and privileges, except with respect to voting rights, as described below. The bylaws provide that the variable portion of the capital stock of the Company is limited to no more than ten times the value of the minimum fixed capital. There were no shares representing the variable portion of the capital stock outstanding at April 22, 2004.

At April 22, 2004, the Company held 1,677,500 repurchased shares in treasury, divided into 1,006,500 Series B Shares and 671,000 Series C Shares, which it had acquired within the last twelve months in accordance with Mexican regulations.

Under Article Eight of the bylaws, each Series B Share confers on the holder the right to attend stockholders’ meetings and the right to one vote per share. Each Series C Share may vote only in those special meetings of holders of Series C Shares dealing with cancellation of inscription of the Series C Shares or other securities that represent them in the Securities or Special Section of the Mexican National Securities Registry or de-listing from any domestic or foreign stock exchange where the Series C Shares have been listed. The above is not applicable in the case of cancellation of inscription in quotation systems or other markets that are not organized as stock exchanges. Holders of Series C Shares are not entitled to attend general stockholders’ meetings other than as described above. Series C Shares entitle their holders to the same ownership and economic rights applicable to Series B Shares, including profit sharing and preemptive rights to subscribe (proportionately to their own holdings) to any new shares issued by the Company, within the restrictions and subject to the terms provided in the bylaws. See “—Preemptive Rights” below.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would affect the rights of holders of shares of that series, and a holder of shares of that series would be entitled to judicial relief against any such action taken without such a vote. The determination whether any action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for stockholder action. A negative determination would be subject to judicial challenge by an affected stockholder, and, in such case, the necessity for a class vote would ultimately be determined by a Mexican court of law. There are no other procedures for determining whether a proposed stockholder action requires a class vote, and Mexican law does not provide much guidance on the criteria to be applied in making a determination.

Each of the Company’s Equity Units consists of three Series B Shares and two Series C Shares which were not separable for a period of seven years from December 11, 1996. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”. To date, these Equity Units have not been separated.

Each of the Company’s B Units consists of five Series B Shares which were not separable for a period of seven years from December 11, 1996. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”. To date, these B Units have not been separated. As a result of their beneficial ownership of a majority of B Units, the Principal Stockholders are able to determine the outcome of matters affecting the Company, including those submitted to a vote of the Company’s stockholders, and have the ability to elect a majority of the members of the Company’s Board of Directors and to approve the declaration, amount and payment of dividends and the issuance of debt and equity securities of the Company, among other matters. The Principal Stockholders hold their B Units under the terms of a voting trust established under Mexican law, as described below. An English translation of the trust agreement was filed with the SEC as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 1996. The following two paragraphs summarize some of the important aspects of the trust agreement.

The Principal Stockholders have advised the Company that they intend to ensure that they hold, through the Trust, at least 51% of the Series B Shares outstanding at any time and that, in connection with any increase in capital by the Company in the future, they plan to exercise their preemptive rights to subscribe for a sufficient number of Series B Shares so that they will continue to own a number of Series B Shares representing a majority of the outstanding Series B Shares. See “—Preemptive Rights” below. Each Family Group has beneficial ownership of 50% under the terms of the Trust. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

Under Mexican law, the trustee acts in all matters as directed by a trust management committee. The trust management committee consists of four members, of which two are designated by each Family Group. The Trust provides that the management committee will vote the B Units held by the Trust and that all B Units must be voted together on each matter put to a vote. Sales of beneficial interests in the Trust are subject to a right of first refusal, in favor of members of the Family Group. Offers to sell to members of a Family Group must be made on a pro rata basis. If a beneficial interest has not been acquired pursuant to the exercise of such right of first refusal, it may be sold to persons outside both Family Groups. The Trust has a duration of 30 years and may be terminated at any time upon the affirmative vote of the owners of 75% of the beneficial interests in the Trust.

Dividends

All of the Company’s shares are entitled to the same dividend and distribution rights, and any dividends must be declared and paid in equal amounts with respect to all outstanding shares.

The declaration, amount and payment of dividends are determined by majority vote of the holders of Series B Shares, generally, but not necessarily, on the recommendation of the Board of Directors. Any recommendation by the Board will depend on the Company’s results of operations, financial condition, cash requirements, future prospects, general business conditions in the markets in which it operates, compliance with debt covenants and other factors deemed relevant by the Board of Directors and the holders of Series B Shares. See Note 9 to the Consolidated Financial Statements regarding the Company’s debt covenants. There can be no assurance as to the amount of the dividend, if any, to be paid in a particular year. Furthermore, due to its holding company structure, the Company’s ability to pay dividends is dependent upon the ability of its operating subsidiaries to pay dividends or make other payments to the Company. See “Item 3. Key Information—Risk Factors—Risks Relating to Holding Company Structure” above and Note 9. The Company’s Principal Stockholders are able to elect the majority of the members of the Board of Directors of the Company and, as a result, have the power to determine the outcome of actions requiring the approval of the Board of Directors and the stockholders, including the declaration, timing and amount of dividends.

Stockholders Meetings

Stockholders’ meetings may be general or special, and general stockholders’ meetings may be extraordinary or ordinary. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican General Law of Commercial Corporations, including, principally, amendment of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the de-listing of the Company’s shares and any other securities representing such shares at the Mexican National Securities Registry and in national and foreign stock markets in which they are listed (except from quotation systems or other markets not organized as stock exchanges), or they may be called to pass a resolution for the creation of Equity Units. All other general stockholder’s meetings are ordinary. Ordinary general stockholders’ meetings are held at least once each year, in the first four months following the close of each fiscal year. Special stockholders’ meetings are those that meet to address matters that could affect the rights of a particular class of shares and are subject to the procedural provisions applicable to extraordinary general stockholders’ meetings.

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

Stockholders who are recorded on the stockholder registry as holders of one or more shares of the Company must be admitted to stockholders’ meetings. The stockholder registry will be closed the day before the date set for a meeting. In order to attend a meeting, stockholders must deposit their shares or their deposit voucher issued by the institution in which their securities are deposited in return for an admission card which will give them access to the meeting. Shares or vouchers deposited for the purpose of attending stockholders’ meetings are returned after the meeting adjourns.

The quorum for an ordinary general stockholders’ meeting is 51% of the Series B Shares, and resolutions passed require a majority of the votes present to be valid. If a quorum is not obtained, a second meeting may be called pursuant to which action may be taken by a majority of those Series B Shares present, regardless of the number of those shares.

The quorum for an extraordinary general stockholders’ meeting held to address matters where Series C Shares are not entitled to vote is 75% of the outstanding Series B Shares, and resolutions passed require a favorable vote of at least 51% of the outstanding Series B Shares to be valid. Any change to Article Nine of the bylaws, related to the delisting of the Company’s shares at the Mexican National Securities Registry, requires the favorable vote of at least 95% of the total shares of capital stock, as well as the prior authorization of the Mexican Banking and Securities Commission.

Special stockholders’ meetings must abide by the rules of procedure described above applicable to the extraordinary general stockholders’ meetings.

Extraordinary stockholders’ meetings held to address matters where Series C Shares are entitled to vote will be legally convened under first or further notice when at least 75% of shares representing the total capital stock are present and, to be valid, resolutions passed will require a favorable vote of at least 51% of all the shares of capital stock.

Preemptive Rights

In the event of a capital increase for cash, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of the newly issued shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series; provided, that such right will not apply in the case of a capital increase in connection with (i) a merger; (ii) convertible debt; (iii) a public offering; (iv) an increase in the capital stock by paying any issued shares in kind or by canceling liabilities owed to the Company; or (v) a placement of shares repurchased by the Company.

Preemptive rights must be exercised within the time period set by the stockholders’ meeting that authorizes the capital increase, which may not be less than 15 days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in the Company’s domicile.

After the period for exercise of rights expires, any shares which have not been subscribed to by the stockholders pursuant to their preemptive rights may be offered for subscription and payment under the terms and conditions determined by the stockholders’ meeting which authorized the capital stock increase or any other terms determined by the Board of Directors or the delegates designated by the stockholders’ meeting for this purpose.

Reductions in Capital Stock

Except for those reductions in capital stock resulting from the repurchase by the Company of its shares as permitted under Article Ten of the bylaws, the capital stock of the Company may be reduced pursuant to a resolution passed by the ordinary or extraordinary stockholders’ meeting, as the case may be. Reductions in the minimum fixed portion of the capital stock must be authorized by an extraordinary general stockholders’ meeting, with a subsequent amendment of the bylaws as provided under the Mexican Corporations Law. Reductions in the variable portion of the capital stock, other than the repurchase by the Company of its shares as permitted under Article Ten of the bylaws, may be authorized by an ordinary general stockholders’ meeting. The minutes from such a meeting must be subsequently notarized but are not required to be filed with the Public Registry of Commerce.

Any capital stock reduction must be effected in such a manner that Series C Shares do not exceed a maximum percentage of 25% of the total capital stock, as provided under Article Six of the bylaws. Reductions in capital stock may be effected to absorb losses, redeem shares or release stockholders from unpaid balances, allow holders of shares in the variable portion of the capital stock to withdraw or allow repurchase of shares by the Company under Article Ten of the bylaws.

In the event that reductions in capital stock are effected to redeem shares, redemptions must be made on a pro-rata basis; provided, however, that the redemption value may not be less than the value of the shares set forth in the last preceding financial statements approved by an ordinary general stockholders’ meeting.

Reductions in the variable portion of the capital stock may be effected through a partial or total withdrawal by the stockholders, upon notice to the Company as provided under Article 220 of the Mexican Corporations Law, effective: (i) at the close of the current fiscal year if received prior to the last quarter of the year or (ii) at the close of the next fiscal year if received thereafter. However, stockholders may not exercise a right of withdrawal if it results in a reduction of the fixed non-redeemable portion of the capital stock below the required minimum. In the event that the Company receives withdrawal requests that will result in a reduction of the capital stock below the required minimum, the Company will be bound to honor only those requests that will not have this consequence, in the order of receipt. In the event that the Company receives several withdrawal requests simultaneously which altogether may cause a reduction of the capital stock to less than the minimum, the Company shall redeem only those shares that will not have this consequence, and redemption will be effected proportionately, with regard to each applicant stockholder.

In addition to the provisions of Articles 220 and 221 of the Mexican Corporations Law, Article 15 of the bylaws of the Company states that withdrawals are subject to payments of redemption value equal to the lesser of: (i) 95% of the market value obtained from the average closing price per share during the 30 trading days preceding the day upon which the redemption will be effective, during a period that will not be greater than six months and (ii) the value per share set forth in the financial statements of the fiscal period immediately preceeding the fiscal period when the withdrawal is to take place, as previously approved by the ordinary general stockholders’ meeting. In the event that the number of days in which the shares have been traded during the six-month period is less than 30, the number of days in which trading occurred will be considered. In the event that the shares are not traded in such period, the value of the shares will be determined according to the financial statements.

Except for reductions in the capital stock derived from repurchase by the Company of its shares under Article Ten of the bylaws, any reduction in the capital stock must be entered in the registry maintained for this purpose by the Company.

Redemption of Shares with Distributable Profits

Under Article 16 of the bylaws, an extraordinary general stockholders’ meeting may authorize a redemption of shares with distributable profits. As long as the shares are not retired by the Company, there is no reduction of the capital stock pursuant to Article 136 of the Mexican Corporations Law. Redemption may be effected, at the election of the extraordinary stockholders’ meeting, as follows: (i) proportionately among stockholders in such a manner that, after the redemption, they hold the same percentage of shares representing capital stock and equity that they held before the redemption; and (ii) in the case of shares traded on a stock exchange, through the purchase of its shares in such exchange, as dictated by the pricing, terms and other conditions determined by the stockholders’ meeting, which may in turn delegate this authority to the Board of Directors or special delegates. Under no circumstances may shares be redeemed in such a manner that the Series C Shares exceed 25% of the capital stock.

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

In the performance of their duties, the liquidators will proceed as instructed by the stockholders’ meeting or, in the absence of these instructions, as provided in the Mexican Corporations Law, based on the following precepts: (i) to conclude any pending business in the manner they deem best; (ii) to pay credits and loans with the proceeds of the sales of corporate assets, if necessary; (iii) to prepare the final liquidation balance sheet; and (iv) upon approval of the final liquidation balance sheet, to distribute the remaining cash assets equally among the stockholders in proportion to the number of shares they hold and the stated value thereof.

Foreign Investment Legislation

Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Ley de Inversión Extranjera (the “Foreign Investment Law”), which became effective on December 29, 1993 and replaced the 1973 law on the same subject, and by the Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversiones Extranjeras (the Foreign Investment Regulations), which was issued in 1988. The Ministry of Economy and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

Foreign investors may freely participate in up to 100% of the capital stock of Mexican companies or entities. However, the Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and certain other activities exclusively for Mexican individuals or Mexican corporations (in each case, to which specific foreign investments regulations apply). The Foreign Investment Law also limits the participation of non-Mexican investors to certain percentages in regard to companies engaged in certain other activities specified therein. As part of the existing restrictions, an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock in existing companies with assets exceeding the amount to be established annually by the Foreign Investment Commission. Mexican corporations, however, are allowed by the Foreign Investment Law to issue non-voting stock or stock with limited voting rights to foreign investors (“Inversión Neutra”) which stock is not considered for purposes of the maximum percentages set forth in the Foreign Investment Law. Mexican and non-Mexican nationals will be entitled to hold, and to exercise the rights of a holder of, the Equity Units, the Series B Shares and the Series C Shares. The Principal Stockholders have advised the Company that they intend to maintain a control position directly in the form of Series B Shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”. Pursuant to the Foreign Investment Law, unless appropriate authorization is obtained, this control position may be transferred only to Mexican nationals.

C. Material Contracts

For a summary of material contracts entered into by the Company or any of its consolidated subsidiaries outside of the ordinary course of business during the last two years, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.

D. Exchange Controls

Capital Controls

The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or other currencies. Except for the period from September 1 through December 20, 1982, Banco de Mexico has made foreign currency available to private sector companies. The foreign currency that the Company needs to service its foreign currency obligations, including its outstanding securities, has been available in the open market.

E. Taxation

This section summarizes certain United States federal income and Mexican tax consequences of owning Equity Units or ADSs. It applies only to investors that hold Equity Units or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning Equity Units or ADSs. It does not address special classes of holders, some of whom may be subject to special rules, including:

•	tax exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to mark to market,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of the voting stock of the Company,

•	investors that hold Equity Units or ADSs as part of a straddle or a hedging or conversion transaction, or

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar.

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

For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico. An individual who also has a home in another country will be a Mexican resident for tax purposes if his center of vital interests is in Mexico. A legal entity is a resident of Mexico if it was created under Mexican law or it has its business management located in Mexico. An individual is presumed to be a resident of Mexico if he is a Mexican citizen, unless such person or entity can demonstrate the contrary. If a legal entity is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

In general, and taking into account the earlier assumptions, for United States federal income and Mexican tax purposes, holders of ADSs or of ADRs evidencing ADSs will be treated as the owners of the Equity Units represented by those ADSs. Exchanges of Equity Units for ADRs, and ADRs for Equity Units, generally will not be subject to United States federal income tax or to Mexican tax.

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

The Company will be required to pay tax at a rate of 33% on 1.4925 times the amount of any dividend paid during 2004 if the dividend is paid from earnings that have not been subject to income tax.

U.S. Tax Considerations

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation for U.S. holders. Dividends paid to a noncorporate U.S. holder after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the individual holds the Equity Units or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, and meets other holding period requirements. The Internal Revenue Service has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by the Company with respect to the Equity Units or ADSs generally will be qualified dividend income. The gross amount of the dividend payment includes any Mexican tax that may be withheld from the dividend payment, even though U.S. holders will not actually receive this amount. The dividend is taxable to a U.S. holder when the U.S. holder, in the case of the Company’s shares (including shares comprising Equity Units), or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a U.S. holder must include in income will be the U.S. dollar value of the peso payments made, determined at the spot Mexican peso/U.S. dollar rate on the date the dividend distribution is includable in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss, and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a return of capital, to the extent of a U.S. holder’s basis in the U.S. holder’s Equity Units or ADSs, and thereafter as capital gain.

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

Taxation of Capital Gains

Mexican Tax Considerations

Income from the sale of Equity Units by Mexican individuals and foreign residents is exempt from any Mexican tax if the transaction is carried out through any Mexican Stock Exchange concessioned under the Mexican Securities Market Law or through any foreign exchange located in a country with which Mexico has a treaty to avoid double taxation, provided that the sale does not take place “como operaciones de registro o cruces protegidos” or any other denomination that prevents the sellers from accepting more competitive offers than those received before and during the period of sale.

U.S. Tax Considerations

Subject to the PFIC rules discussed below, upon a sale or other disposition of Equity Units or ADSs, a U.S. holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in such Equity Units or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Additionally, the gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

Additional U.S. Tax Considerations

PFIC Rules

The Company believes that Equity Units or ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If the Company were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Equity Units or ADSs, gain realized on the sale or other disposition of the Equity Units or ADSs would in general not be treated as capital gain. Instead, the U.S. Holder would be treated as if the U.S. Holder had realized such gain and certain “excess distributions” ratably over the U.S. Holder’s holding period for the Equity Units or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that the U.S. Holder receives from the Company will not be eligible for the special tax rates applicable to qualified dividend income if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

F. Dividends and Paying Agents

Not required because this Form 20-F is filed as an annual report.

G. Statement by Experts

Not required because this Form 20-F is filed as an annual report.

H. Documents on Display

The Company is subject to the informational requirements of the Mexican National Banking and Securities Commission and the Mexican Stock Exchange and files reports and other information relating to its business, financial condition and other matters with the National Banking and Securities Commission and the Mexican Stock Exchange. These reports, statements and other information, including the Company’s publicly-filed financial statements, may be inspected at the public reference facilities of the National Banking and Securities Commission and Mexican Stock Exchange maintained in Mexico City.

Each of the Company’s SEC filings can be read at the SEC’s website at www.sec.gov. Any document the Company files with the SEC may also be read and copied, at prescribed rates, at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The Company’s filings with the SEC are also available to the public at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the Company’s offices located at Avenida Batallón de San Patricio No. 111, Piso 26, Fracc. Valle Oriente, San Pedro, Garza García, N.L. 66269 Mexico and Avenida Vasconcelos No. 195 Ote., Col. Santa Engracia, San Pedro Garza García, N.L. Mexico.

I. Subsidiary Information

Not required for reports filed in the United States.

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

	2003
	Ps (million)
Syndicated credit for US$380 million divided in three parts:
- US$120 million with four semiannual payments of US$30 million starting in February 25, 2002; interest to be paid quarterly at LIBOR plus 1%.

- US$150 million with six semiannual payments of US$15 million starting in August 25, 2003 and a final payment of US$60 million in August 25, 2005; interest to be paid quarterly at LIBOR plus 1.125% for the first year, LIBOR plus 1.25% second year, 1.375% third year and 1.5% until its maturity.

- US$110 million with four semiannual payments of US$27.5 million starting in February 25, 2005; interest to be paid quarterly at an annual rate of LIBOR plus 1.375% first year, 1.5% second year, 1.625% third year, 1.75% fourth year and 1.75% until its maturity.	Ps	1,180
Syndicated credit for US$155 million with maturity in 2005; interest is payable quarterly at the rate of LIBOR plus 1.125% for the first two years and LIBOR plus 1.25% for the third and fourth years; principal is payable quarterly starting May 2003.		968
Loan for US$108.2 million with one bullet payment in September 2006; interest is payable semiannually at a rate of LIBOR plus 2.35%		1,216
Multi-currency syndicated credit for US$163 million, divided in two parts:

- US$70 million with maturity in five years, with eight semiannual payments starting in December 30, 2004, ending in June 30, 2008; interest is payable semiannually at LIBOR plus 1.05 % for the first three years, LIBOR plus 1.15% for the fourth year and LIBOR plus 1.25% for the last year.

- US$ 92.7 million with maturity in five years, with eight semiannual payments starting in December 30, 2004, ending in June 30, 2008; interest is payable semiannually at LIBOR plus 1.10%		1,829
Loan for US$90 million with one bullet payment in August 2008; interest is payable semiannually at a rate of LIBOR plus 0.98%		1,011
Loan for US$73.1 million with one bullet payment in May 2007; interest is payable semiannually at a rate of LIBOR plus 1.11%		821
Loan for US$52.6 million with one bullet payment in May 2009; interest is payable semiannually at LIBOR plus 1.06%		591
Loan for US$31.3 million with one bullet payment in May 2007; interest is payable semiannually at a rate of LIBOR plus 1.28%		352
Loan for US$30 million with one bullet payment in September 2004; interest is payable semiannually at a rate of LIBOR plus 0.89%		337
Loan for US$24.8 million with one bullet payment in November 2005; interest is payable semiannually at a rate of LIBOR plus 0.87%		279

The carrying amounts of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate. The Company’s long-term debt consists of debt instruments that bear interest at variable rates tied to market indicators and as such the carrying values are not materially different from the estimated fair market values at December 31, 2003.

The Company has issued a “medium term note” and six “peso bonds” in the Mexican financial market for a total amount of Ps 4,000 million, equivalent to $410 million, which were outstanding as of December 31, 2003. The medium term note and each of the peso bonds are at different rates and terms. The payment of the principal of the “medium term note” and the peso bonds will be one bullet payment at the due date also detailed in the table below, together with the related Swaps.

Because the Company’s revenues are closely tied to the performance of the U.S. dollar, the Company, through the use of combined swaps, has converted its fixed and variable interest rates and proceeds from these medium term note and peso bonds into dollars, with terms and conditions as described in the relevant note.

Original Issue Date		Amount in million of Mexican Pesos		Interest Rate in Pesos	Amount in Million Dollars*	Interest Rate in Dollars	Due Date
06-Sep-00	Medium Term Note IMSA P00	Ps	1,000	Cetes (182 days) + 1.80	$108.2	LIBOR + 2.35	06-Sep-06
06-Sep-02	Pesos Bond IMSA 02-3		900	Cetes (182 days) + 1.40	90.0	LIBOR + 0.98	28-Aug-08
30-May-02	Peso Bond IMSA 02-2		700	10.22%	73.1	LIBOR + 1.11	24-May-07
29-May-03	Pesos Bond IMSA 03		547	9.30%	52.6	LIBOR + 1.06	27-May-09
30-May-02	Peso Bond IMSA 02		300	Cetes (182 days) + 1.15	31.3	LIBOR + 1.28	24-May-07
06-Sep-02	Peso Bond IMSA 02-4		300	10.30%	30.0	LIBOR + 0.89	02-Sep-04
28-Nov-02	Peso Bond IMSA 02-5		253	11.20%	24.8	LIBOR + 0.87	30-Nov-05

		Ps	4,000		410

*	On the date of the issuance of the note or bonds, as the case may be, the Company entered into a swap agreement whereby the amount of peso exposure was swapped in exchange for a fixed dollar obligation.

Foreign Currency Exchange Rate Risk

Although a portion of the Company’s sales is made in other currencies, the Company’s monetary liabilities at any given time are denominated mostly in U.S. dollars. Because of this, the Company is exposed to foreign currency exchange rate risk, as a result of variations in the value of the Mexican peso with respect to the U.S. dollar. During the years ended December 31, 2003 and 2002, the Mexican peso experienced devaluation and appreciation with respect to the U.S. dollar of approximately 8% and 13%, respectively. The exchange rates as published by the Banco de Mexico of the Mexican peso to the U.S. dollar as of December 31, 2003 and 2002 were Ps 11.2360 and 10.3613, respectively.

The Company’s consolidated assets and liabilities include inventories and fixed assets purchased with foreign currencies and other monetary assets and liabilities denominated in foreign currencies. Such amounts, stated in U.S. dollars and their Mexican peso equivalents, are as follows:

	Millions of U.S. Dollars	Mexican Peso Equivalents (in millions, as of December 31, 2003)
Inventories	$392	Ps	4,400
Fixed assets	1,204		13,524
Monetary assets	326		3,667
Monetary liabilities	1,137		12,776

The Company’s monetary assets as of December 31, 2003 consisted of $37 million in cash and cash equivalents, $220 million in accounts receivable and $69 million in other monetary assets. Its monetary liabilities consisted of $61 million in short-term debt, $203 million in accounts payable, $810 million in long-term debt, including the current portion, and $63 million in other monetary liabilities.

Commodity Price Risk

The Company is exposed to commodity price risk through its use of commodities, such as zinc, lead and aluminum, as raw materials; such commodities account for a significant portion of the Company’s raw materials needs. Under normal economic conditions, the Company has been able to adjust its end product prices to reflect changes in the costs of its main raw materials. Although, as a result, the Company has not materially been affected by these price increases in the past, there can be no assurance that it will not be materially affected in the future.

Natural Gas Price Risk

The cost of natural gas is an important component of the Company’s cost structure. The Company is subject to natural gas cost fluctuations and can be affected by major price increases. Natural gas is distributed in Mexico by Pemex. As a result of the price volatility of natural gas in the international market, Pemex decided to offer a fixed price contract for natural gas to Mexican companies. In February 2001, the Company signed a contract with Pemex at a fixed price of $4.00 per million BTU for the period beginning on January 1, 2001 and ending on December 31, 2003. During 2003, the Company entered into hedge agreements to protect the natural gas price at its plants in Mexico and in the United States, including the gas coming from the Tractebel Plant, for approximately 55% and 70% of their consumption, respectively.

The Company actively manages the risks associated with the cost of natural gas, taking into consideration the future expectations of experts in the natural gas industry. In 2001, the Company decided to sell, through a swap agreement with Enron North America, Inc. (“Enron”), its rights under the contract with Pemex. In connection with the swap agreement with Enron, Enron’s affiliate, Enron Corp., executed in favor of the Company a Collateral Guarantee Agreement in which Enron Corp. irrevocably and unconditionally guaranteed the payment obligations of Enron under the swap agreement in an amount up to $15 million. In November 2001, Enron failed to comply with its obligations under the swap agreement and, as a result, the Company terminated the swap agreement. After Enron filed for bankruptcy under Chapter 11 of the United States Code, the Company filed proof of claims for the payment of loss of $25,606,804, plus accrued interest, calculated in accordance with the terms of the swap agreement, and the payment of $15,000,000, plus accrued interest, for amounts due pursuant to the Collateral Guarantee Agreement. In the first half of 2004, Enron filed its fifth amendment to its plan of reorganization. The confirmation hearings regarding this plan of reorganization were initiated in June 2004 and are currently on-going. In addition, Enron has also filed an avoidance action seeking to avoid any payment on any guarantee made or given by Enron Corp. In response to the avoidance action filed by Enron, several creditors, including the Company, have filed objections, also referred to as adversary proceedings, to the avoidance action. The proceedings on the avoidance action are currently on-going. The Company believes that it is unlikely that payment will be forthcoming, if at all, with respect to the Company’s claims against Enron until the above processes have been resolved. The Company continues to evaluate alternative approaches in order to totally or partially collect on these claims. These defaults have not had and are not expected to have a material adverse impact on the financial condition or results of operation of the Company.

Item 12 Description of Securities Other than Equity Securities

Not required because this Form 20-F is filed as an annual report.

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

(a) The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2003. Based on such evaluation, such officers have concluded that the disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in reports filed or submitted under the Exchange Act.

(b) There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16 [Reserved]

Item 16A. Audit Committee Financial Expert

The Company has designated Mr. Antonio del Valle Ruiz as an audit committee financial expert. Mr. del Valle Ruiz is independent under Mexican law and as defined in Rule 10A-3.

Item 16B. Code of Ethics

Over the years, the Company has developed a set of business conduct and ethics principles applicable to its principal executive officer, principal financial officer and principal accounting officer or controller. The Company is in the process of codifying these principles into a code of ethics. The Company currently expects to complete the process of formalizing the code of ethics in writing and to adopt the code by the end of 2004. Once adopted, the Company expects either to post the code to its website at www.grupoimsa.com or to make it available (in English), upon request and without charge, to the stockholders of the Company.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to the Company by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, and its affiliates as principal auditors, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2003		2002
	(in millions of Mexican pesos)
Audit fees	Ps.	13	Ps.	15
Audit-related fees		1		1
Tax fees		6		4
All other fees		0		0

	Ps.	20	Ps.	20

Audit Fees. Audit fees in the above table are the aggregate fees billed by Deloitte & Touche in connection with the audit of the annual financial statements and statutory and regulatory audits.

Audit-related Fees. Audit-related fees in the above table are the aggregate fees billed by Deloitte & Touche for financial accounting and reporting consultations.

Tax Fees. Tax fees in the above table are fees billed by Deloitte & Touche for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

During 2003, all audit and non-audit permitted services provided to the Company by the external auditors were pre-approved by the audit committee. It is the Company’s practice that any service proposals submitted by external auditors be discussed and pre-approved by the audit committee at its meetings, which take place at least twice a year. Once a proposed service is approved, the Company or a subsidiary of the Company formalizes the engagement of services. The audit committee’s approval of any audit or non-audit permitted services to be provided by the external auditors is confirmed in writing by the audit committee. In addition, the members of the board of directors are briefed on matters discussed by the different committees of the board. The Company is in the process of embodying the foregoing practices in a formal written policy.

During 2003, the Company did not rely upon the de minimis exception to the pre-approval requirement provided by paragraph (c)(7(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17 Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18 Financial Statements

The following financial statements and schedules, together with the independent auditors’ reports thereon, are filed as part of this annual report:

Index to Consolidated Financial Statements
Page
Independent Auditors’ Reports
Report of Galaz, Yamazaki, Ruiz Urquiza, S.C., a Member Firm of Deloitte Touche Tohmatsu	F-1
Report of KPMG LLP	F-2
Report of KPMG Auditores Independentes	F-3
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2003, 2002 and 2001	F-6
Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2003, 2002 and 2001	F-7
Notes to the Consolidated Financial Statements for the Years Ended December 31, 2003, 2002 and 2001	F-8

Index to Financial Statement Schedules

Independent Auditor’s Report of Galaz, Yamazaki, Ruiz Urquiza, S.C., a Member Firm of Deloitte Touche Tohmatsu on Financial Statement Schedule	S-I
Grupo Imsa, S.A. de C.V. and Subsidiaries Valuation and Qualifying Accounts Years Ended December 31, 2003, 2002 and 2001	S-II

Item 19 Exhibits

The following exhibits are filed as part of this annual report:

Exhibit No.
By-laws (Estatutos Sociales), as amended (English translation).*	1.1

Credit Agreement, dated as of August 22, 2000, as amended and restated as of December 11, 2001, among Grupo Imsa, S.A. de C.V., the Initial Lenders named therein, Salomon Smith Barney Inc., as Lead Arranger and Syndication Agent and Citibank, N.A., as Administrative Agent (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002).[1]	4.1

Credit and Security Agreement, dated as of May 4, 2001, as amended and restated as of October 31, 2002 among Enertec Mexico, S. de R.L. de C.V. and Enertec Exports, S. de R.L. de C.V. and the Lenders therein, JPMorgan Chase Bank, as Collateral Agent, and ING (U.S.) Capital LLC, as Administrative Agent (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002).[2]	4.2

Asset Purchase Agreement, dated as of August 21, 2001, by and among Varco Pruden Buildings, Inc., VP-Graham, Inc., Varco Pruden International, Inc. and United Panel, Inc., as Sellers, and Grupo Imsa, S.A. de C.V. as Buyer, and The LTV Corporation (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002). [1]	4.3

Subsidiaries of the Company.*	8.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*	12.1

Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*	12.2

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*	13.1

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*	13.2

*	Filed herewith.
[1]	Confidential treatment was granted by the Securities Exchange Commission for a portion of this document.
[2]	Information from this document has been omitted pursuant to a request for confidential treatment and has been filed separately with the Securities Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO IMSA, S.A. DE C.V.

By:	/s/ Enrique González González
Name:	Enrique González González
Title:	General Counsel

Dated: June 30, 2004

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of

Grupo Imsa, S.A. de C.V.:

San Pedro Garza Garcia, N.L.

We have audited the accompanying consolidated balance sheets of Grupo Imsa, S.A. de C.V. (A Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2003, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company’s consolidated subsidiaries mentioned in Note 2, which statements reflect total assets constituting 3% of consolidated total assets as of December 31, 2003 and 2002, and total net sales constituting 8%, 9% and 13% of consolidated total net sales for the years ended December 31, 2003, 2002 and 2001, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, regarding the amounts reported by these companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of their operations, changes in their stockholders’ equity and changes in their financial position, for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

Our audits also included auditing the adjustments to convert the consolidated financial statements of Louisville Ladder Group LLC and ABC Battery Company LLC into accounting principles generally accepted in Mexico for purposes of consolidation.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

The accompanying financial statements and the independent auditors’ report have been translated into English language for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

A Member Firm of Deloitte Touche Tohmatsu

C.P.C. Carlos Vázquez Ayala

Monterrey, N.L. Mexico

February 27, 2004, except for Note 19 for which the date is June 24, 2004.

INDEPENDENT AUDITOR’S REPORT

The Members

Louisville Ladder Group LLC and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Louisville Ladder Group LLC and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, members’ equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Louisville Ladder Group LLC and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Louisville, Kentucky

January 31, 2004

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of

ABC Battery Company, L.L.C.

Delaware, USA

1.	We have audited the consolidated balance sheets of ABC Battery Company, L.L.C. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity (net capital deficiency) and comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ABC Battery Company, L.L.C. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

4.	As described in Note 20 to the financial statements, Enertec Argentina SRL, a subsidiary of ABC Battery Company, is co-defendant party involved in lawsuit relating to a supply agreement infringement for which no provision for a loss contingency has been recorded in the accompanying financial statements. The settlement amount depends on the final decision in Court and is not feasible to estimate fees and expenses that the Company will incur in defending itself in this litigation.

5.	The accompanying consolidated financial statements have been prepared assuming that ABC Battery Company, LLC will continue as a going concern. The Company has recorded significant recurring losses and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recovery and the classification of assets or their value, or to classification of liabilities that might result from the outcome of this uncertainty.

June 29, 2004 - São Paulo - SP - Brazil

KPMG Auditores Independentes

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of December 31, 2003)

	2003	2002
ASSETS
Current:
Cash and cash equivalents	Ps 870	Ps 626
Accounts receivable–trade, net of allowance for doubtful accounts Ps. 110 and Ps. 73	4,460	4,170
Inventories (Note 5)	6,433	5,866
Other current assets	1,037	820

	12,800	11,482

Investment in shares	115	109
Property, plant and equipment (Note 6)	20,263	19,626
Other assets (Note 7)	782	1,184
Excess of cost over fair value of net assets acquired of subsidiaries, net of accumulated amortization of Ps. 368 and Ps. 305	964	1,029

TOTAL ASSETS	Ps 34,924	Ps 33,430

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current portion of long–term debt (Note 9)	Ps 1,469	Ps 1,743
Bank loans (Note 8)	684	257
Account payable–trade	4,117	3,125
Advances from clients	248	187
Other accounts payable and accrued liabilities	1,312	1,617

	7,830	6,929

Long–term debt (Note 9)	7,646	8,038
Deferred taxes (Note 13)	3,346	3,185
Other long–term liabilities	338	296

	11,330	11,519

TOTAL LIABILITIES	19,160	18,448

Excess of fair value of net assets acquired over cost of subsidiaries, net of accumulated amortization of Ps. 2,760 and Ps. 2,714	94	144

Commitments and contingencies (Note 14)

Stockholders’ equity (Note 15):

Common stock – without par value, 2,808.7 and 2,814.2 (Millions) shares issued and outstanding	4,967	4,969
Additional paid–in capital	2,913	2,913
Initial deferred tax effect	(3,634)	(3,634)
Reserve for repurchase of own shares	136	149
Retained earnings	16,547	16,133
Insufficiency in capital restatement	(6,163)	(6,838)

Majority interest	14,766	13,692
Minority interest	904	1,146

TOTAL STOCKHOLDERS’ EQUITY	15,670	14,838

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps 34,924	Ps 33,430

The accompanying notes are an integral part of these financial statements.

MARCELO CANALES CLARIOND	EUGENIO CLARIOND REYES
Chief Financial Officer	Chief Executive Officer

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Millions of Mexican pesos of purchasing power as of December 31, 2003, except share and per share amounts)

	2003	2002	2001
Net sales	Ps 31,230	Ps 29,137	Ps 24,435
Cost of sales	25,323	22,665	18,968
Operating expenses	3,448	3,440	3,157

OPERATING INCOME	2,459	3,032	2,310

Integral financing cost, net:
Interest expense	386	469	733
Interest income	(38)	(76)	(63)
Foreign exchange loss (gain), net	738	1,198	(279)
Gain from monetary position	(344)	(472)	(387)

	742	1,119	4

Other expenses (income), net	192	(113)	(283)

INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	1,525	2,026	2,589

Income taxes (Note 13)	457	319	641
Employees’ profit sharing (Note 13)	59	92	66

	516	411	707

CONSOLIDATED NET INCOME	Ps 1,009	Ps 1,615	Ps 1,882

Net income of minority interest	Ps 251	Ps 145	Ps 167
Net income of majority interest	758	1,470	1,715

CONSOLIDATED NET INCOME	Ps 1,009	Ps 1,615	Ps 1,882

Earnings per common share:
Net income of minority interest	Ps 0.09	Ps 0.05	Ps 0.06
Net income of majority interest	0.27	0.52	0.61

CONSOLIDATED NET INCOME	Ps 0.36	Ps 0.57	Ps 0.67

Weighted average common shares outstanding (Millions)	2,813	2,815	2,813

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Millions of Mexican pesos of purchasing power as of December 31, 2003, except share and per share amounts)

	Common Stock
	Shares (Millions)	Amount		Additional Paid-in Capital		Initial Deferred Tax Effect		Reserve for Repurchase of Own Shares		Retained Earnings		Insufficiency in Capital Restatement		Minority Interest		Total Stockholders’ Equity
BALANCE AS OF DECEMBER 31, 2000	2,809.9	Ps	4,967	Ps	2,913	Ps	(3,634)	Ps	143	Ps	13,339	Ps	(6,421)	Ps	1,048	Ps	12,355
Dividends paid (Ps 0.051 per common share)	—		—		—		—				(180)		—		—		(180)
Transactions of own shares, net	5.2		2		—		—		6		—		—		—		8
Net comprehensive income	—		—		—		—		—		1,715		(290)		(100)		1,325
Increase in minority interest	—		—		—		—		—		—		—		138		138

BALANCE AS OF DECEMBER 31, 2001	2,815.1		4,969		2,913		(3,634)		149		14,874		(6,711)		1,086		13,646
Dividends paid (Ps. 0.065 per common share)	—		—		—		—		—		(211)		—		—		(211)
Transactions of own shares, net	(0.9)		—		—		—		—		—		—		—		—
Net comprehensive income	—		—		—		—		—		1,470		(127)		221		1,564
Increase in minority interest	—		—		—		—		—		—		—		(161)		(161)

BALANCE AS OF DECEMBER 31, 2002	2,814.2		4,969		2,913		(3,634)		149		16,133		(6,838)		1,146		14,838
Dividends paid (Ps. 0.12 per common share)	—		—		—		—		—		(344)		—		—		(344)
Transactions of own shares, net	(5.5)		(2)		—		—		(13)		—		—		—		(15)
Net comprehensive income	—		—		—		—		—		758		675		450		1,883
Decrease in minority interest			—		—		—		—		—		—		(692)		(692)

BALANCE AS OF DECEMBER 31, 2003	2,808.7	Ps	4,967	Ps	2,913	Ps	(3,634)	Ps	136	Ps	16,547		Ps(6,163)		Ps904	Ps	15,670

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Millions of Mexican pesos of purchasing power as of December 31, 2003)

	2003		2002		2001
OPERATING ACTIVITIES:
Consolidated net income	Ps	1,009	Ps	1,615	Ps	1,882
ITEMS NOT REQUIRING (GENERATING) RESOURCES:
Depreciation and amortization		1,396		1,279		1,131
Amortization of excess of fair value of net assets acquired over cost of subsidiaries, net		17		(395)		(406)
Deferred income taxes		190		(33)		152
Others		16		17		5

		2,628		2,483		2,764

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM BUSINESS ACQUIRED:
Accounts receivable–trade		(290)		(257)		374
Inventories		63		(369)		331
Other current assets		(217)		191		(265)
Accounts payable–trade		992		(275)		206
Advances from clients		61		(120)		17
Other accounts payable and accrued liabilities		(305)		300		(216)

		304		(530)		447

RESOURCES GENERATED FROM OPERATING ACTIVITIES		2,932		1,953		3,211

FINANCING ACTIVITIES:
Proceeds (payments) of short–term bank loans		427		(33)		124
Proceeds from borrowings from banks and issuance of long–term debt		3,174		3,270		1,735
Payments of long–term debt		(3,186)		(2,310)		(2,009)
Monetary effect on long–term debt		(654)		(441)		(257)
Common dividends paid		(344)		(211)		(180)
Other		(395)		(79)		(106)

RESOURCES (USED IN ) GENERATED FROM FINANCING ACTIVITIES		(978)		196		(693)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment		(1,821)		(2,226)		(1,618)
Sale of property, plant and equipment		131		283		294
Acquisition of companies and minority interest		—		(111)		(1,294)
Other assets		(20)		(29)		—

RESOURCES USED IN INVESTING ACTIVITIES		(1,710)		(2,083)		(2,618)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		244		66		(100)
Cash and cash equivalents at beginning of year		626		560		660

CASH AND CASH EQUIVALENTS AT END OF YEAR	Ps	870	Ps	626	Ps	560

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Millions of Mexican pesos of purchasing power as of December 31, 2003)

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

Net Comprehensive Income – Net comprehensive income (loss) presented in the accompanying consolidated and individual statements of changes in stockholders’ equity represents the Company’s total activity during each year, and includes the net income of the year, plus the effect of excess or insufficiency in capital restatement, adding or subtracting the minority interest effect, that in accordance with Mexican GAAP, is presented directly in stockholders’ equity without affecting the statement of operations.

Principles of Consolidation

a. Consolidated financial statements - The consolidated financial statements include those of Grupo Imsa and its majority–owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation.

Grupo Imsa has created direct subsidiaries by business segment, which act as direct holdings of the operating companies. The direct subsidiaries of Grupo Imsa and its ownership percentages are as follows:

Ownership Percentage as of December 31, 2003
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

The indirect subsidiaries GES Battery Systems, L.L.C., ABC Battery Company, L.L.C. and subsidiaries, Valmont Formet, S. de R.L. de C.V., Bayer IMSA, S.A. de C.V. and Imsa ITW, S.A. de C.V. are being consolidated proportionally with the ownership percentages in all the financial statements lines, based on International Accounting Standard 31, “Financial Reporting on Joint Ventures”, as required by Bulletin A–8, “Supplementary Application of International Accounting Standards”, issued by the IMCP, because the partners of the joint venture have joint control over the companies.

The indirect subsidiaries ABC Battery Company, L.L.C. and subsidiaries, and Louisville Ladder Group, L.L.C. and subsidiary, as well as other insignificant subsidiaries, are audited by other auditors than the principal.

b. Translation of Financial Statements of Foreign Subsidiaries and Associated Companies – The financial statements of consolidated foreign subsidiaries and of foreign associated companies are translated into Mexican pesos in accordance with Bulletin B–15 “Foreign Currency Transactions and Translation of Financial Statements of Foreign Subsidiaries” published by the IMCP. The assets, liabilities and stockholders’ equity (except common stock that is translated at the exchange rate of the date in which the contributions were made) accounts are translated to Mexican pesos using the exchange rate in effect as of the balance sheet date and the amounts of the statement of operations are translated using the exchange rate at the balance sheet date after the application of the third amendment to Bulletin B–10. Prior years financial statements are restated using an average factor based on sales in accordance with the Bulletin B–15.

Exchange rate differences arising from translation of their financial statements are classified within stockholders’ equity as part of the excess (insufficiency) in capital restatement until the disposal of the net investment.

3.	SIGNIFICANT ACCOUNTING POLICIES:

Changes in Accounting Policies – Starting January 1, 2003, The Company adopted the dispositions of new Bulletin C-8 “Intangible Assets” which establishes, among other aspects, that project development costs should be capitalized if they fulfill the criteria established to be recognized as an asset. Pre-operating costs and expenses that are not considered development costs should be recorded as an expense of the period, and intangible assets which are considered with no defined useful lives are not amortized, but their value is subject to the impairment test. The unamortized balance of capitalized pre-operating costs and expenses as of December 31, 2002 valued under the former Bulletin C-8 rules, will continue to be amortized according to that Bulletin.

Starting January 1, 2003, The Company also adopted the dispositions of new Bulletin C-9 “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which establishes, among other aspects, more precision in concepts related to provisions, accruals and contingent liabilities. This bulletin also establishes new dispositions for the accounting recognition of provisions, the use of the present value calculations, and the settlement of obligations when occurs early or being substituted by a new obligation.

The significant accounting policies of the Company are as follows:

a. Effects of Inflation on the Financial Statements – The consolidated financial statements of the Company recognize the effects of inflation in accordance with Bulletin B–10, “Recognition of the Effects of Inflation in Financial Information”, as amended, issued by the IMCP. The Third Amendment to Bulletin B–10 requires that all financial statements and related notes be presented in constant pesos as of the date of the most recent balance sheet presented. Factors derived from the National Consumer Price Index (NCPI), published by Banco de México, are applied to restate the financial statements of the Mexican companies to constant pesos. The Company’s consolidated financial statements reflect the effects of inflation, as follows:

(1) Bulletin B–12 “Statements of Changes in Financial Position” (B-12) addresses the presentation of statements of changes in financial position once the financial statements have been restated to constant Mexican pesos in accordance with the Third Amendment to Bulletin B–10. Pursuant to Bulletin B–12, the changes in financial position reflected in the consolidated statements of changes in financial position are based on the differences between the beginning and ending balance sheet balances stated in the pesos of purchasing power as of December 31, 2003. The changes in inventories, investment in shares and property, plant and equipment are adjusted by the applicable result from holding non–monetary assets. The monetary gains or losses and foreign exchange gains and losses (except for realized gains or losses) are non–cash transactions that are classified as operating activities, included in consolidated net income.

(2) The operations of foreign subsidiaries and associated companies are not considered an integral part of the Company, thus, the inflation effect confronted by the foreign companies in their country are applied when consolidating the financial statements.

(3) Capital stock, additional paid–in capital, initial deferred tax effect, reserve for repurchase of own shares and retained earnings, have been restated using the applicable NCPI and inflation rate of the country of origin from the time the amounts were contributed or generated in order to maintain their original purchasing power.

(4) The gain or loss from monetary position represents the effects of inflation on the Company’s net monetary liabilities and assets, based on the NCPI, for Mexican companies, and the inflation rate of the country of origin for foreign subsidiaries.

(5) The excess (insufficiency) in capital restatement represents principally the gain (loss) from holding non– monetary assets which is the increase (decrease) in the values of non–monetary assets as adjusted to their replacement cost and specific indices in excess of, or below the increase attributable to general inflation as measured by the NCPI.

b. Cash Equivalents – The Company considers all highly–liquid temporary investments with original maturity of three months or less to be cash equivalents. Such investments consist primarily of overnight funds at banks and are stated at market value, which approximates cost plus accrued interest.

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

d. Inventories and Cost of Sales – Inventories are stated at the lower of replacement cost or realizable value. Cost of sales is stated at estimated replacement cost at the time of sale. Replacement costs of finished goods and production in process are based on the most recent fully absorbed cost of related production. Replacement costs of related raw materials, tools and parts are determined based on purchase prices prevailing at the balance sheet date.

e. Property, Plant and Equipment – Fixed assets of Mexican origin are restated by factors derived from the NCPI, whereas equipment of foreign origin are restated by means of indices of the country of origin and translated at the exchange rate at the date of restatement. Repairs and maintenance are expensed when incurred. Depreciation is computed under the straight–line method, based on the remaining useful lives of the related assets determined by independent appraisers. The remaining estimated useful lives in years are as follows:

	2003	2002	2001
Buildings	26.2	27.44	27.63
Machinery and equipment	12.8	11.19	12.07
Transportation equipment	3.5	3.10	3.98
Computer equipment	2.5	2.51	2.45

f. Construction in Progress – Construction in progress includes costs incurred during the construction and installation of fixed assets, including capitalized integral financing cost (income). The integral financing cost (income) capitalized is determined based only on financing specifically obtained for the construction and installation of fixed assets. Construction in progress is restated as mentioned in Note 3.e.

g. Investment in Associated Companies – Investments in which the Company holds between a 20% and 50% ownership interest and does not have effective control nor share control, as in the joint-ventures, are accounted for using the equity method.

h. Other Assets – Costs and expenses incurred in the development phases which will have future economic benefits and they fulfill the criteria for being recognized as an asset in accordance with Bulletin C-8, are capitalized and amortized based on the straight-line method over five years. The cost incurred that does not fulfill the criteria, and the related investigation cost, are recorded in the statement of operations of the period in which they occur. Pre-operating cost incurred after January 1, 2003, is recorded directly in statement of operations of the period in which they occur.

Pre-operating expenses capitalized as of December 31, 2002 are amortized using the straight-line method over 10 years. Other non–monetary assets are restated by applying NCPI factors to the historical cost of the related assets.

i. Excess of Cost Over Fair Value of Net Assets Acquired of Subsidiaries – The excess of cost over fair value of net assets acquired of subsidiaries is restated utilizing factors derived from the NCPI and is amortized on a straight line basis over 20 years.

j. Excess of Fair Value Over Cost of Net Assets Acquired of Subsidiaries – Excess of fair value over cost of net assets acquired of subsidiaries (“negative goodwill”) is classified as a deferred credit and restated utilizing factors derived from the NCPI and is amortized by the straight–line method during the period in which the acquired companies are integrated into the Company’s operations, not exceeding five years.

k. Employee Benefits – Severance indemnities are required by law to be paid to employees terminated under certain circumstances. Severance compensation is charged to operations when it becomes payable. Seniority premium costs are actuarially calculated based on actual interest rates, using the projected unit credit method and are recognized over the employees’ years of service, which is 18 years in accordance with Bulletin D–3, “Accounting for Employees’ Benefits”, issued by the IMCP. Unrecognized prior service costs and the transition obligation are amortized based on the expected remaining service lives of employees that is 16 years.

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

l. Provisions - When the Company has a present obligation arising from a past event which may result in the utilization of economic resources that can be fairly estimated, provisions are being recognized. Such provisions are recorded at net present value when the discount effect is material.

m. Foreign Currency Transactions – Assets and liabilities denominated in foreign currencies are valued at the applicable exchange rates as of the balance sheet dates. Transactions in foreign currencies are valued at the applicable exchange rates at the respective dates of the transactions. Foreign exchange gains and losses are reflected in current operations, except for amounts capitalized to fixed assets as a part of capitalized integral financing cost (income).

n. Revenue Recognition – Revenues are recognized in the period in which the risks and rewards of ownership of the inventories are transferred to the customers, which generally coincides with the delivery of products to customers in satisfaction of orders. A subsidiary in the segment of steel and plastic construction products, which account for 14% of consolidated net sales, uses the percentage of completion method recognizing revenues based upon the ratio of material cost incurred to estimated total material on customer contracts.

o. Income Tax, Tax on Assets and Employee Profit–Sharing – The provisions for income tax (ISR) and employee profit–sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carry-forwards. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented with deferred income taxes.

p. Earnings Per Share – Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during each period.

q. Estimates and Assumptions – The preparation of financial statements in accordance with accounting principles generally accepted in Mexico requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ.

4.	ACQUISITIONS:

The following acquisitions made by the Company were accounted for under the purchase method. The Company’s consolidated statements of operations include the results of operations of acquired businesses since their dates of acquisition. The acquisitions made by the Company during the years ended December 31, 2002 and 2001 are as follows:

•	In July 2002, Empresas Stabilit, S.A. de C.V. (subsidiary of IMSATEC in the steel and plastic products segment) acquired 100% of the shares of the Spanish company Lightfield, S.A. for US$10 million.

•	In September 2001, IMSATEC acquired the net assets of Varco Pruden Buildings, Inc. (VPB) for US$102 million, being integrated in operations into the steel and plastic construction products. VPB headquarter in Memphis, Tennessee has eight plants in the United States of America, one in Mexico and one in Brazil, engaged in the design and production of steel buildings and components.

5.	INVENTORIES

	2003	2002
Raw material, tools and parts	Ps 1,954	Ps 1,754
Production in process	540	571
Finished goods	2,461	2,261
Merchandise in transit and advances to suppliers	1,478	1,280

	Ps 6,433	Ps 5,866

6.	PROPERTY, PLANT AND EQUIPMENT, NET:

a. This figure is composed as follows:

	2003	2002
Land	Ps 2,196	Ps 2,427
Buildings	4,531	4,147
Machinery and equipment	20,134	18,632
Transportation equipment	301	335
Computer equipment	373	333
Accumulated depreciation	(8,337)	(7,559)

	19,198	18,315
Construction in progress	1,065	1,311

	Ps 20,263	Ps 19,626

b. The Board of Directors of the joint-venture with Johnson Controls in the automotive batteries and related products segment, approved in September 2002 the shut-down of its production facility located in San Francisco, Tlaxcala, México, transferring the production to other Mexican plants. This decision was as a consequence of production efficiency. Costs and expenses incurred for an amount of Ps. 49 were charged to the statement of operations presented within “Other income, net”.

7.	OTHER ASSETS, NET:

	2003	2002
Pre-operating expenses, net of accumulated amortization of Ps.1,378 and Ps.1,256	Ps 154	Ps 317
Other, net	628	867

	Ps 782	Ps 1,184

8.	BANK LOANS:

Bank loans are primarily US dollar denominated, with average interest rates of approximately 2.52% and 2.81%, for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003, the Company had unused uncommitted, short–term credit lines available with banks totaling approximately US$320 million. Interest rates on these lines are 2%.

9.	LONG –TERM DEBT:

Long–term debt consists of the following:

	2003		2002

Syndicated credit for US$380 million divided in three parts:

- US$120 million with four semiannual payments of US$ 30 million starting in February 25, 2002; interest to be paid quarterly at LIBOR plus 1%.

- US$150 million with six semiannual payments of US$15 million starting in August 25, 2003 and a final payment of US$60 million in August 25, 2005; interest to be paid quarterly at LIBOR plus 1.125% for the first year, LIBOR plus 1.25% second year, 1.375% third year and 1.5% until its maturity.

- US$110 million with four semiannual payments of US$27.5 million starting in February 25, 2005; interest to be paid quarterly at an annual rate of LIBOR plus 1.375% first year, 1.5% second year, 1.625% third year, 1.75% fourth year and 1.75% until its maturity. (1)(4)

	Ps	1,180	Ps	3,374
Syndicated credit for US$155 million with maturity in 2005, interest is payable quarterly at the rate of LIBOR plus 1.125% for the first two years and LIBOR plus 1.25% for the third and fourth years; principal is payable quarterly starting May 2003.(2)		968		1,715
Loan for US$108.2 million with one bullet payment in September 2006, the interest is payable semiannually at a rate of LIBOR plus 2.35%(3)(4)(6)		1,216		1,197
Multi-currency Syndicated credit for US$163 million, divided in two parts: - US$ 70 million with maturity in five years, with eight semiannual payments starting in December 30, 2004, ending in June 30, 2008, interest to be paid semi-annually at LIBOR plus 1.05 % for the first three years, LIBOR plus 1.15% for the fourth year and LIBOR plus 1.25% for the last year. - US$ 92.7 million with maturity in five years, with eight semiannual payments starting in December 30, 2004, ending in June 30, 2008, interest to be paid semiannually at LIBOR plus 1.10%(5)		1,829
Loan for US$90 million with one bullet payment in August 2008, the interest is payable semiannually at a rate of LIBOR plus 0.98%(3)(4)(6).		1,011		996
Loan for US$73.1 million with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.11%(3)(4) (6)		821		808
Loan for US$52.6 million with one bullet payment in May 2009, the interest is payable semiannually at LIBOR plus 1.06%(3)(4) (6)		591		—
Loan for US$31.3 million with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.28%(3)(4) (6)		352		346
Loan for US$30 million with one bullet payment in September 2004, the interest is payable semiannually at a rate of LIBOR plus 0.89%(3)(4) (6)		337		332
Loan for US$24.8 million with one bullet payment in November 2005, the interest is payable semiannually at a rate of LIBOR plus 0.87%(3)(4) (6)		279		274
Other – payable in US dollars		491		739
Other – payable in Mexican pesos		40		—

		9,115		9,781
Current portion of long–term debt		(1,469)		(1,743)

	Ps	7,646	Ps	8,038

The schedule of principal payments of long–term debt as of December 31, 2002 is as follows:

2005	Ps 1,824
2006	1,806
2007	1,983
2008	1,455
2009 and thereafter	578

Ps 7,646

(1)	In December 2001 Grupo Imsa obtained a syndicated credit for US$380 million that modified the one existing at December 31, 2000 for US$300 million which had an unpaid balance of US$231 million as of that date. In addition to negotiate a lower interest rate in the transaction, the additional funds for US$149 million were used principally to refinance short–term debt.
(2)	In May 2001, the contract was modified in its amount (originally of US$165 million) maturity and interest rates, as shown in this note. At December 31, 2003 in accordance with the credit agreement, the liability has been reduced for Ps 193 (US$17.22 millions), amount deposited into a collateral account. The administrative agent shall apply such funds deposited in the collateral account always to amortize the principal and interests of the credit. Subsequent amortization will be in February, 2004.
(3)	Grupo Imsa has issued a “Medium Term Note” and six “Peso Bonds” in the Mexican financial market for a total amount of Ps 4,000 equivalent to US$410 million, at different rates and terms which are detailed on the table below. Since the revenues of the Company are highly tied to the US dollar, through combined Swaps, Grupo Imsa converted the fixed and variable rates and proceeds from these programs, into loans with variable rates in dollars with the descriptions and conditions disclosed in this note. The payment of the principal of the “Medium Term Note” and the “Peso Bonds” will be one bullet payment at the due date also detailed in the table below, together with the combined Swaps:

Original Issue Date		Amount in Mexican Pesos		Interest Rate in Pesos	Amount in Million Dollars		Interest Rate in Dollars	Due Date
06-Sep-00	Medium Term Note IMSA P00	Ps	1,000	Cetes (182 days) + 1.80	US$	108.2	LIBOR + 2.35	06-Sep-06
06-Sep-02	Peso Bond IMSA 02-3		900	Cetes (182 days) + 1.40		90.0	LIBOR + 0.98	28-Aug-08
30-May-02	Peso Bond IMSA 02-2		700	10.22%		73.1	LIBOR + 1.11	24-May-07
29-May-03	Peso Bond IMSA 03		547	9.30%		52.6	LIBOR + 1.06	27-May-09
30-May-02	Peso Bond IMSA 02		300	Cetes (182 days) + 1.15		31.3	LIBOR + 1.28	24-May-07
06-Sep-02	Peso Bond IMSA 02-4		300	10.30%		30.0	LIBOR + 0.89	02-Sep-04
28-Nov-02	Peso Bond IMSA 02-5		253	11.20%		24.8	LIBOR + 0.87	30-Nov-05

		Ps	4,000		US$	410.0

(4)	These programs were issued by the legal entity Grupo Imsa, S.A. de C.V.
(5)	In June 25, 2003 the Company issued a multi-currency syndicated credit agreement for US$163 million. The agreement includes a Mexican peso tranche amounting to Ps 960, and interest to be paid at a rate of TIIE (28 days rate) plus 0.85%. Through a Swap operation the credit was converted into dollars for US$ 92.7 million.
(6)	Fair market value of these instruments as of December 31, 2003 amounted to U.S. $504 million.

Certain long–term debt agreements of the Company provide for various covenants that restrict the ability of certain of Grupo Imsa’s subsidiaries to incur additional indebtedness, as well as require compliance with financial maintenance tests. Additionally, long–term debt agreements of certain subsidiaries of the Company contain restrictive covenants that include financial maintenance tests based on the Company’s consolidated balances and results. The Company’s ability to pay dividends is restricted by the consolidated financial maintenance tests. Both the consolidated and subsidiary level financial maintenance tests include: (i) the ratio of operating income plus depreciation and amortization to gross interest expense (ii) the ratio of bank debt to operating income plus depreciation and amortization, (iii) minimum stockholders’ equity. The most restrictive consolidated ratio levels that must be maintained are (i) no lower than 2.5, (ii) no higher than 3.5, (iii) maintain as minimum level Ps. 8,600, respectively.

As of December 31, 2003, the Company was in compliance with the above mentioned financial covenants.

10.	FINANCIAL INSTRUMENTS:

a. The following summarizes the Company’s derivative financial instrument contracts at December 31, 2003:

– Foreign currency forward contracts (Forward Contracts) – Some of the subsidiaries maintain a favorable commercial trade position in US dollars. This position motivated the Company to enter into Forward Contracts establishing a fixed exchange rate for each transaction. n accordance with the agreement the Company is obligated to sell the dollar amount at the exchange rate agreed in the contract. f the exchange rate in the market at the due date is below the fixed exchange rate agreed, then the Company gets the spread; if the exchange rate is above the agreed fixed exchange rate, the Company pays the difference. As of December 31, 2003 the total outstanding amount of Forward Contracts is US$50.2 million. At the same date, the fair value would represent a favorable valuation for the Company of US$586 thousand.

– In February 2001, Grupo Imsa signed an agreement with Petroleos Mexicanos (PEMEX) for buying gas at guaranteed price of US$ 4.00 per million of BTU’s from January 1st, 2001 to December 31st, 2003.

During the 2003 year Grupo Imsa celebrated hedge agreements to protect the natural gas price at its plants in Mexico and in the United States of America (USA), including the gas utilized by the Tractebel Plant (see Note 14. b.) for approximately 55% and 70% of their consumption, respectively. The summary of the hedging contracts mentioned before as of December 31, 2003, is as follows:

Agreement with	Calculated period	Millions of BTU’s for the calculated period	US price per BTU’s MM	Favorable valuation in US millions
Operative natural gas in México	January 2004 to December 2005	9,820,800	Ranging from 4.35 to 4.67	4.014
Operative natural gas in EUA	October 2003 to December 2005	1,026,720	Ranging from 4.15 to 4.50	0.295
Tractebel Plant gas natural	January 2004 to December 2005	8,410,500	Ranging from 4.38 to 4.69	3.016

b. The carrying amounts of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate. The Company’s long-term debt consists of debt instruments that bear interest at variable rates tied to market indicators and as such the carrying values are not materially different from the estimated fair market values at December 31, 2003 and 2002, respectively.

11.	FOREIGN CURRENCY BALANCES AND TRANSACTIONS:

a. During the years ended December 31, 2003 and 2002, the Mexican peso experienced devaluation with respect to the U.S. dollar of approximately 8% and 13%, respectively. The exchange rates of the Mexican peso to the U.S. dollar as of December 31, 2003 and 2002 were 11.2360 pesos and 10.3613 pesos, respectively.

b. The Company’s consolidated assets and liabilities include inventories and fixed assets purchased with foreign currencies and other monetary assets and liabilities denominated in foreign currencies. Such amounts, stated in U.S. dollars and their Mexican peso equivalents as of December 31, 2003, are as follows:

	Consolidated
	Millions of U.S. Dollars	Mexican Peso Equivalents
Inventories	392	Ps 4,400
Fixed assets	1,204	13,524
Monetary assets	326	3,667
Monetary liabilities	1,137	12,776

c. Transactions in foreign currencies stated in U.S. dollars and their Mexican peso equivalents are as follows:

	Millions of U.S. Dollars	Mexican Peso Equivalents
Exports	1,502	Ps 16,876
Imports	416	4,674

12.	EMPLOYEE RETIREMENT OBLIGATIONS:

In accordance with Bulletin D-3 (See Note 3.k) additional disclosures of the seniority premium and pension plans of the Company and the actuarial assumptions at December 31 are as follows :

	2003		2002
Accumulated Benefit Obligations	Ps	(167)	Ps	(148)

Projected Benefit Obligations	Ps	(181)	Ps	(161)
Plan Assets		100		76

Net Projected Liability		(81)		(85)
Additional Liability		(19)		(18)

	Ps	(100)	Ps	(103)

	2003		2002
Assumptions:
Discounted Rate		4.5%		4.5%
Return Expected Asset Rate		5.0%		5.0%
Salary Increase Rate		1.0%		1.0%

Net periodic pension cost of Ps. 10, Ps. 9 and Ps. 10 for the years ended December 31, 2003, 2002 and 2001, respectively, is classified in the consolidated statements of operations as an administrative expense and the related accrued liabilities are classified in the consolidated balance sheets in other long–term liabilities.

13.	INCOME TAX, TAX ON ASSETS AND EMPLOYEES’ PROFIT SHARING:

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

b. On January 1, 2002, the income tax law enacted no longer allows the deferral of the 5% payment of taxable income until distribution of related profits. The Mexican income tax rate was 35% in 2002, 34% in 2003, 33% in 2004 and 32% in 2005 and thereafter. The obligation to withhold income tax for dividends paid to individuals or non residents was eliminated.

c. The provisions for income taxes and employees’ profit sharing are as follows:

	2003		2002		2001
Income Taxes:
Domestic:
Current	Ps	208	Ps	289	Ps	403
Deferred		220		84		152
Effect of change in statutory rate on deferred income tax		—		(117)		—
Foreign:
Current		59		63		86
Deferred		(30)		—		—

	Ps	457	Ps	319	Ps	641

Employee’s Profit Sharing current	Ps	59	Ps	92	Ps	66

The deferred income tax effect from the reduction in 2002 rates related to the gradual reduction explained above, resulted in a recalculation of the deferred income tax liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to temporary differences based on their estimated reversal date.

The principal components of deferred income tax as of December 31, 2003 and 2002 are related to Inventories and Fixed Assets.

The change during 2003, 2002 and 2001 of the insufficiency in capital restatement as shown on the statement of changes in stockholders’ equity, is presented net of the related effect of deferred income tax, for a total of Ps.(29), Ps.(88) and Ps.604, respectively.

As of December 31, 2003, 2002 and 2001 there are taxable recurring temporary differences related to the deferred employees’ profit sharing, mainly due to inventories and fixed assets. The liability from this deferred employees profit sharing has not been recorded because the Company considers that it will not be realized due to the continuity and recurrence of its operations.

d. The effective income tax rate for the year 2003, 2002 and 2001 of 29.9%, 21.6% and 24.7%, respectively, differ from the statutory rate, principally due to the amortization of the excess of fair value over cost of shares acquired and to permanent differences such as nondeductible expenses and the effects of inflation.

e. The tax on assets paid in excess of income tax is available as a tax credit carry-forward against future Mexican income taxes for ten years. The tax on assets carry-forward is restated annually using factors derived from the NCPI, in accordance with Mexican tax law.

14.	COMMITMENTS AND CONTINGENCIES:

a. The Company is not a party and none of its assets are subject to any pending legal proceedings, other than ordinary routine litigation, incidental to its business and against which the Company is adequately insured or indemnified or which the Company believes is not material.

b. In April 2000, several subsidiaries of Grupo Imsa which have facilities throughout the Mexican territory, entered into a 15 year energy purchase agreement for approximately 90 MW (Megawatts) of electricity with Tractebel Energia de Monterrey, S. de R.L. de C.V. (Tractebel.), which started operation during the second semiannual of 2003.

c. The Company has entered into various operating lease contracts. The minimum lease amounts to be paid accordingly with the agreements are normally adjusted annually based on inflation and are as follows:

Year
2004	Ps 60
2005	60
2006	70
2007	84
2008 and thereafter	84

Total	Ps 358

Lease expense for the years ended December 31, 2003, 2002 and 2001 was Ps 64, Ps 58 and Ps 51, respectively.

d. A subsidiary in the automotive batteries and related products segment, has entered into technical assistance agreement, renewable annually in an amount of US$ 3.4 million for the years ended December 31, 2003, 2002 and 2001.

15.	STOCKHOLDERS’ EQUITY:

a. A summary of significant actions taken at stockholders’ meetings is as follows:

2003

•	On April 2, 2003 during the annual stockholders meeting a dividend of Ps 344, was approved.

2002

•	On April 10, 2002, during the annual stockholders meeting a dividend of Ps 211, was approved.

2001

•	On April 5, 2001, during the annual stockholders meeting a dividend of Ps 180, was approved.

b. At December 31, 2003, common stock is comprised of 2,808.7 million nominative common shares, without par value, divided into 2,333.2 million Series “B” shares with voting rights and 475.5 million Series “C” shares without voting rights. All of the shares constitute the fixed portion of the Company’s capital stock.

c. At December 31, 2003, the Company has its own shares repurchased in treasury for Ps. 66, represented by 6,473 thousand shares. The amount is classified in the consolidated financial statements by reducing capital stock by Ps. 2 and the reserve for repurchase of own shares by Ps. 64. The weighted average rate mentioned in Note 3.p., was affected since the dates when shares were repurchased or resold in the market, if such was the case. The market price per share as of December 31, 2003 was Ps. 26.9 (pesos).

d. The restatement (see Note 3a. (3)) of the components of majority stockholders’ equity is as follows, at December 31,

	Historical	Restated	Total
2003
Common stock	Ps 1,404	Ps 3,563	Ps 4,967
Additional paid–in capital	1,207	1,706	2,913
Initial deferred tax effect	(3,171)	(463)	(3,634)
Reserve for repurchase of own shares	90	46	136
Retained earnings	10,436	6,111	16,547

2002
Common stock	Ps 1,407	Ps 3,562	Ps 4,969
Additional paid–in capital	1,207	1,706	2,913
Initial deferred tax effect	(3,171)	(463)	(3,634)
Reserve for repurchase of own shares	103	46	149
Retained earnings	10,017	6,116	16,133

e. Minority interest consists of the following:

	2003	2002
Common stock	Ps 153	Ps 495
Additional paid–in capital	70	61
Initial deferred tax effect	(214)	(217)
Retained earnings	1,356	1,467
Insufficiency in capital restatement	(461)	(660)

	Ps 904	Ps 1,146

f. Stockholders’ equity, except restated paid–in capital and tax retained earnings, will be subject to an outstanding rate dividend tax, payable by the Company, in the event of distribution. In 2003 such rate was 34%, and will be reduced by one percentage point each year until reaching 32% in 2005. The Company may credit the tax paid on such distribution in the year that paid or can be carry-forward for two years following such payment.

16.	BUSINESS SEGMENT DATA:

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

The Company is engaged in four business segments in accordance with accounting principles, as follows:

Segment	Principal Products
Steel Processing Products	Galvanized flat steel, painted flat steel, cold rolled flat steel and hot rolled steel
Automotive Batteries and Related Products	Automotive batteries, distribution of automotive air, gas and oil filters
Steel and Plastic Construction Products	Steel and plastic products, consisting of insulated panels, FRP panels, galvanized steel products, steel and plastic packaging products
Aluminum and Other Related Products	Fabricated aluminum products, consisting of aluminum extrusions, including aluminum, fiberglass, wood and steel ladders, windows and sliding doors.

A summary of certain segment information is as follows:

	Steel Processing Products	Automotive Batteries and Related Products	Steel and Plastic Construction Products	Aluminum and Other Related Products	Corporate and Other	Consolidated
2003
Net sales	Ps 15,662	Ps 4,823	Ps 8,677	Ps 3,083	Ps 1,049	Ps 33,294
Inter–divisional sales	934	—	82	—	1,048	2,064
Consolidated net sales	14,728	4,823	8,595	3,083	1	31,230
Operating income (loss)	1,208	992	264	190	(195)	2,459
Assets	20,828	4,389	5,595	2,610	1,502	34,924
Capital expenditures	1,098	247	267	85	124	1,821
Depreciation and amortization	918	179	213	47	39	1,396
Liabilities	5,766	2,742	1,700	674	8,278	19,160

	Steel Processing Products		Automotive Batteries and Related Products		Steel and Plastic Construction Products		Aluminum and Other Related Products		Corporate and Other		Consolidated
2003

2002
Net sales	Ps	14,232	Ps	4,568	Ps	8,381	Ps	3,030	Ps	597	Ps	30,808
Inter–divisional sales		944		—		129		1		597		1,671
Consolidated net sales		13,288		4,568		8,252		3,029		—		29,137
Operating income (loss)		1,762		796		488		167		(181)		3,032
Assets		20,061		4,149		5,532		2,751		937		33,430
Capital expenditures		1,435		468		229		20		74		2,226
Depreciation and amortization		841		147		193		54		44		1,279
Liabilities		5,286		2,802		1,694		714		7,952		18,448

2001
Net sales	Ps	12,177	Ps	4,456	Ps	5,482	Ps	3,246	Ps	432	Ps	25,793
Inter–divisional sales		871		—		52		4		431		1,358
Consolidated net sales		11,306		4,456		5,430		3,242		1		24,435
Operating income (loss)		1,238		742		380		144		(194)		2,310
Assets		18,951		4,516		5,371		2,785		618		32,241
Capital expenditures		1,049		301		117		140		11		1,618
Depreciation and amortization		776		149		119		57		30		1,131
Liabilities		5,154		2,904		1,451		1,086		7,369		17,964

The Company’s operations by geographic area were as follows:

	México		United States		South America		Eliminations		Consolidated
2003
Net sales to unaffiliated customers	Ps	17,926	Ps	11,824	Ps	1,480	Ps	—	Ps	31,230
Inter–company sales(1)		1,308		726		30		(2,064)		—
Operating income		2,166		196		97		—		2,459
Identifiable assets		25,928		7,319		1,677		—		34,924
2002
Net sales to unaffiliated customers	Ps	16,952	Ps	10,989	Ps	1,196	Ps	—	Ps	29,137
Inter–company sales(1)		1,493		—		—		(1,493)		—
Operating income		2,490		422		120		—		3,032
Identifiable assets		24,286		7,688		1,456		—		33,430
2001
Net sales to unaffiliated customers	Ps	15,422	Ps	7,486	Ps	1,527	Ps	—	Ps	24,435
Inter–company sales(1)		1,027		18		—		(1,045)		—
Operating income		1,963		171		176		—		2,310
Identifiable assets		23,464		7,189		1,588		—		32,241

(1)	Inter–company sales between geographic areas are accounted for based on estimated market prices.

Net sales include Ps. 372, Ps. 455 and Ps. 602, for the years ended December 31, 2003, 2002 and 2001, respectively, from sales of steel products to Duferco, a major international broker.

Export sales from México to unaffiliated customers in foreign countries is summarized as follows:

	2003	2002	2001
United States	Ps 3,384	Ps 3,178	Ps 1,923
South America	407	131	156
Others Regions	124	205	240

Total	Ps 3,915	Ps 3,514	Ps 2,319

17.	NEW ACCOUNTING PRINCIPLES:

In March 2003, the IMCP issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal” (C-15), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. Companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. Management believes that the adoption of this new Bulletin as of January 1, 2004, will not have significant effects on the Company’s consolidated financial position or results of operations.

In May 2003, the IMCP issued Bulletin C-12, “Financial Instruments of a Debt or Equity Nature or a Combination of Both” (C-12), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the IMCP with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders’ equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders’ equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. Management believes that the adoption of this new Bulletin as of January 1, 2004, will not have significant effects on the Company’s consolidated financial position or results of operations.

18.	SUBSEQUENT EVENT:

In January 2004 IMSALUM acquired the remainder 49% of shares from its subsidiary Louisville Ladder Group, L.L.C. (LLG) for US$15 million. Currently, LLG is one the most important companies of ladders in the USA and its exports its products to Canada, Central and South America, Europe and Asia.

19.	DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES:

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

As mentioned in Note 2b, the Company restates prior period consolidated financial statements using a weighted average rate that incorporates the effects of inflation in Mexico for the Company’s Mexican operations using

NCPI and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the Restatement Factor). However, because the Restatement Factor used to restate prior period financial statements incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is considered a difference between Mexican GAAP and U.S. GAAP. For purposes of the U.S. GAAP reconciliation, prior period balances are restated only for changes in the NCPI as discussed in Note 19 (f).

In addition, under Mexican GAAP, the Company accounted for certain 50% owned, jointly controlled operating entities using proportionate consolidation during 2003, 2002 and 2001 (see Note 2.a.). U.S. GAAP requires such investments to be accounted for using the equity method of accounting. The reconciliation of net income and stockholders’ equity presented below do not, and are not required to, give effect to this difference between Mexican and U.S. GAAP. Amounts included in the Company’s Mexican GAAP financial statements as of December 31, 2003, 2002 and 2001 and for the years then ended under proportionate consolidation are presented below:

	2003	2002	2001
Balance Sheet Data:
Current assets	Ps 527	Ps 269	Ps 484
Non-current assets	360	170	357
Current liabilities	363	206	400
Non-current liabilities	85	2	78

	2003	2002	2001
Statement of Operations Data:
Net sales	830	582	1,094
Net loss	94	(121)	(27)

Statement of Changes In Financial Position Data:
Operating activities	13	26	57
Financial activities	23	10	102
Investing activities	(64)	(7)	(185)

The principal differences, other than inflation accounting and proportionate consolidation, between Mexican GAAP and U.S. GAAP and their effects on net income and total stockholders’ equity are presented below with an explanation of the adjustments for the year ended December 31:

	2003	2002	2001
Reconciliation of Net Income:
Net income applicable to majority interest reported under Mexican GAAP	Ps 758	Ps 1,470	Ps 1,715
B-15 effect	—	(40)	(94)
Less:
Effect on net income of deferred income taxes under Mexican GAAP	190	(32)	142
US GAAP adjustment for:
Deferred income taxes	(43)	223	(38)
Deferred employees’ profit-sharing	(34)	208	1
Negative goodwill	(4)	(393)	(407)
Goodwill	63	61	—
Goodwill impairment loss	—	(60)	—
Financial Instrument	82	—	—
Pre-operating expenses	122	124	213
Capitalization of financing cost	(84)	(78)	(51)
Depreciation of restatement of foreign sourced fixed assets	(31)	(32)	(38)
Minority interest applicable to above adjustments	91	(34)	20

Net income under US GAAP	Ps 1,110	Ps 1,417	Ps 1,463

	2003		2002		2001
Reconciliation of Stockholders’ Equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	15,670	Ps	14,838	Ps	13,646
B-15 effect		—		(398)		(768)
Less:
Minority interest in consolidated subsidiaries included as stockholders’ equity under Mexican GAAP		(904)		(1,115)		(1,027)
Effect on net income of deferred income taxes under Mexican GAAP		266		76		109
Effect on (insufficiency) excess in capital restatement of deferred income tax under Mexican GAAP		(766)		(819)		(990)
Initial deferred tax effect Mexican GAAP		3,634		3,634		3,634
US GAAP adjustment for:
Effect on retained earnings from:
Deferred income taxes		(5,724)		(5,681)		(5,903)
Deferred employees’ profit-sharing		(1,761)		(1,727)		(1,935)
Effect on (insufficiency) excess in capital restatement related to:
Deferred income taxes		1,770		1,803		1,842
Deferred employees’ profit-sharing		517		527		537
Negative goodwill		(1,547)		(1,543)		(1,150)
Goodwill		124		61		—
Goodwill impairment loss		(60)		(60)		—
Financial Instrument		82		—		—
Pre-operating expenses		(246)		(368)		(491)
Capitalization of financing cost		316		400		478
Restatement of foreign sourced fixed assets		1,788		2,548		3,247
Depreciation of restatement of foreign sourced fixed assets		(180)		(149)		(116)
Minority interest applicable to above adjustments		412		321		355

Stockholders’ equity under US GAAP	Ps	13,391	Ps	12,348	Ps	11,468

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

A summary of changes in stockholders’ equity giving effect to the U.S. GAAP adjustments described above is as follows:

	Common Stock Amount		Additional Paid in Capital		Reserve For Repurchase of Own Shares		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total Stockholders’ Equity
Balance as of December 31, 2000	Ps	4,967	Ps	2,913	Ps	140	Ps	4,671	Ps	(2,564)	Ps	10,127
Dividends paid (Ps 0.051 per common share)		—		—		—		(176)		—		(176)
Repurchase of own shares		2		—		7		—		—		9
Result from holding non monetary assets, Mexican GAAP		—		—		—		—		(220)		(220)
Effect on insufficiency in capital restatement of deferred income taxes under Mexican GAAP		—		—		—		—		(601)		(601)
Effect of U.S. GAAP adjustments on insufficiency from restatement of capital related to:
Deferred income taxes		—		—		—		—		129		129
Deferred profit-sharing		—		—		—		—		37		37

	Common Stock Amount		Additional Paid in Capital		Reserve For Repurchase of Own Shares		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total Stockholders’ Equity
Restatement of foreign sourced fixed assets		—		—		—		—		700		700
Net income		—		—		—		1,463		—		1,463

Balance as of December 31, 2001		4,969		2,913		147		5,958		(2,519)		11,468
Dividends paid (Ps 0.065 per common share)		—		—		—		(206)		—		(206)
Result from holding non monetary assets, Mexican GAAP		—		—		—		—		248		248
Effect on insufficiency in capital restatement of deferred income taxes under Mexican GAAP		—		—		—		—		170		170
Effect of U.S. GAAP adjustments on insufficiency from restatement of capital related to:
Deferred income taxes		—		—		—		—		(39)		(39)
Deferred profit-sharing		—		—		—		—		(11)		(11)
Restatement of foreign sourced fixed assets		—		—		—		—		(699)		(699)
Net income		—		—		—		1,417		—		1,417

Balance as of December 31, 2002		4,969		2,913		147		7,169		(2,850)		12,348
Dividends paid (Ps 0.12 per common share)		—		—		—		(344)		—		(344)
Repurchase of own shares		(2)		—		(13)		—		—		(15)
Result from holding non monetary assets, Mexican GAAP		—		—		—		—		1,041		1,041
Effect on insufficiency in capital restatement of deferred income taxes under Mexican GAAP		—		—		—		—		54		54
Effect of U.S. GAAP adjustments on insufficiency from restatement of capital related to:
Deferred income taxes		—		—		—		—		(33)		(33)
Deferred profit-sharing		—		—		—		—		(10)		(10)
Restatement of foreign sourced fixed assets		—		—		—		—		(760)		(760)
Net income		—		—		—		1,110		—		1,110

Balance as of December 31, 2003	Ps	4,967	Ps	2,913	Ps	134	Ps	7,935	Ps	(2,558)	Ps	13,391

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

Temporary differences and the resulting deferred tax assets and liabilities at December 31, 2003 and 2002 are summarized as follows:

	2003		2002
Current liabilities
Inventories	Ps	(1,654)	Ps	(1,252)
Current assets:
Accrued expenses and reserves		36		20
Advances from clients		82		62

Total current assets		118		82

Non-current liabilities:
Property, plant and equipment	Ps	(2,575)	Ps	(2,744)

Total non-current liabilities		(2,575)		(2,744)

Non-current assets:
Tax loss carry-forwards		586		685
Other		27		36

Total non-current assets		613		721

Net deferred tax liability before valuation allowance		(3,498)		(3,193)
Valuation allowance		(456)		(685)

Net deferred tax liability	Ps	(3,954)	Ps	(3,878)

Tax loss carryforwards, at December 31, 2003, for the Company’s Mexican, U.S. and Brazilian operations were Ps 277, Ps 180 and Ps 129 respectively. Such tax loss carryforwards for the Mexican operations and U.S. operations begin expiring in 2010 and 2012, respectively. The tax loss carryforwards in relation to Brazil do not have expiration dates.

The components of deferred employees’ profit-sharing as of December 31, 2003 and 2002, are as follows:

	2003		2002
Inventories	Ps	(501)	Ps	(368)
Accrued expenses and reserves		11		6
Advances from clients		25		19
Property, plant and equipment		(785)		(867)
Other		8		10

Net deferred employees’ profit-sharing liability	Ps	(1,242)	Ps	(1,200)

Deferred employee profit sharing decreased and increased to Ps 34 and Ps 208 for the years ended December 31, 2003 and 2002, respectively. In 2002, the Company elected to calculate deferred employee profit sharing by utilizing an alternative method on the basis that this method is preferable. This alternative method is permitted based on legal proceedings where several Mexican companies sued the tax authorities, based on unconstitutionality, and in 2002 won such judgements against the tax authorities. The former method required that the historical-tax basis be utilized for the calculation of deferred employee profit sharing and the alternative method allows the tax-indexed basis to be utilized for this calculation. The accumulated effect of the change is Ps 196 and has been recorded in 2002.

The Company considers its investments in foreign subsidiaries to be permanently reinvested. At December 31, 2003, unrepatriated earnings in foreign subsidiaries was Ps 224 .

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

(c) Financial Instruments

Under U.S. GAAP, the Company’s derivative instruments are accounted for as defined by SFAS No. 133 “Accounting for Derivatives Instruments and Hedging Activities” which requires that each derivative be stated in the balance sheet at its fair value with gains and losses reflected in the income statement, except to the extent the derivative qualifies for hedge accounting.

Derivatives that do qualify for hedge accounting under SFAS No. 133 should be recorded where the effective portion of the derivatives’s gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. SFAS No. 133 further provides specific criteria necessary for a derivative to qualify for hedge accounting and requires the discontinuance, on a prospective basis, of the accounting effective portion recorded in other comprehensive income for an existing hedge if the designation of the cash flow hedge is removed. Derivates entered into by the Company do not qualify for hedge accounting, as defined by SFAS No. 133.

(d) Pre-operating Expenses

Until December 31, 2002 Mexican GAAP required capitalization and amortization of pre-operating expenses. Under U.S. GAAP, these costs are expensed when incurred, and therefore a reconciliation adjustment to the income statement was recorded. Starting January 1, 2003 Mexican GAAP changed to conform with U.S. GAAP provisions.

(e) Capitalization of Financing Costs

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

(f) B-15 Effects

Effective January 1, 1998, the Company adopted Bulletin B-15. Adoption of the new standard changed the factor used to restate prior period consolidated financial statements presented for comparative purposes for the effects of inflation from a rate based solely on the NCPI to a weighted-average rate that incorporates the effects of inflation in Mexico for the Company’s Mexican operations using NCPI, and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the “Restatement Factor”).

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

The Restatement Factor used by the Company to restate prior period amounts was 1.0678 and the applicable NCPI factor used for purposes of the U.S. GAAP reconciliation is 1.0391.

(g) Restatement of Foreign Sourced Fixed Assets

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

(h) Goodwill and Other Intangible Assets

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

In connection with the transition provisions for adopting the standards the Company performed a transitional impairment test and recorded a loss of Ps 60, all relating to the automotive batteries and related products segment. The method for determining the fair value of the reporting units was the discounted cash flow method.

Additionally, the Company performed its annual impairment test on December 31, 2003, and found no impairment.

Additionally in accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. The financial statement impact was to reduce amortization expense by $ 61 and increase net income by $ 62 for the year ended December 31, 2002 compared to the year ended December 31, 2001. A reconciliation of previously reported net income to the amounts adjusted to exclude goodwill, is as follows:

	2003	2002	2001
Reported net income	Ps 1,110	Ps 1,417	Ps 1,463
Add back: goodwill amortization	—	—	62

Adjusted net income	Ps 1,110	Ps 1,417	Ps 1,525

Basic earnings per share for adjusted net income, presented above, was Ps .39 Ps 50 and Ps .54 for the years ended December 31, 2003, 2002 and 2001, respectively.

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001 are as follows:

Balance as of December 31, 2001	Ps 1,069
Goodwill acquired	99
Amortization	(60)

Balance as of December 31, 2002	1,108
Goodwill acquired	—
Impairment losses	—

Balance as of December 31, 2003	Ps 1,108

The goodwill acquired in 2002 and 2001 in the amounts of Ps 99 and Ps 25, respectively, was acquired in relation to the steel and plastic construction products segment (see Note 4).

(i) Minority Interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

(j) Other Differences and Supplemental U.S. GAAP Disclosures

(1) Pension Plan Funds – Additional disclosures required by revised SFAS No. 132, “Employers’ Disclosure about Pensions and Other Postretirement Benefits”, are as follows:

The trust assets consist of fixed income and variable funds, valued at market. As of December 31, 2003 and 2002, the pension plan assets are invested in the following financial instrument:

	2003	2002
Fixed Rate:	73%	81.59%
Variable Rate:	27%	18.41%

The contributions to the pension plan funds by subsidiaries amounted to Ps 16 and Ps 15 at December 31, 2003 and 2002, respectively. The Company estimates that the contributions to the pension plan funds during 2004 will reach Ps 16.

(2) Employees’ Profit-Sharing Expense - The provision for employees’ profit-sharing is classified as a non-operating item in accordance with Mexican GAAP. For U.S. GAAP purposes, such provision is classified as an operating expense.

(3) Plant shutdown and fixed asset write-down – In 2002, the Company recorded an expense relating to the plant shutdown and fixed asset write-down of Ps 48 and Ps 71, respectively, and such expense is classified as a non-operating item in accordance with Mexican GAAP. For U.S. GAAP purposes, such provision is classified as an operating expense.

(4) Termination of interest rate swap – In 2002, the Company terminated an interest rate swap contract, which related to the early payment of its Senior Notes program whereby the Company recognized a gain of Ps 70 which is classified as a non-operating item in accordance with Mexican GAAP. For U.S. GAAP purposes, such gain is classified as a part of operating income.

(5) Cash Flow Statement – The Company presents its supplemental U.S. GAAP cash flow information exclusive of the effects of inflation. Such information for the years ended December 31, 2003, 2002 and 2001 are presented below:

	2003		2002		2001
Operating activities:
Consolidated Net Income Under Mexican GAAP	Ps	1,009	Ps	1,615	Ps	1,882
Effects of Inflation		(314)		(933)		(794)

Consolidated Net Income Exclusive of Inflation Mexican GAAP		695		682		1,088
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,357		1,153		956
Amortization of excess of fair value of net assets acquired over cost of subsidiaries		17		(360)		(341)
Deferred income taxes and employees’ profit sharing		190		(31)		130

	2003	2002	2001
Others	16	15	7
Changes in operating assets and liabilities net of effects from purchases of businesses:
Accounts receivable–trade	(582)	(614)	96
Inventories	(639)	(452)	86
Others current assets	(294)	60	(189)
Accounts payable-trade	1,459	274	365
Advances from clients	82	(89)	20
Other accounts payable and accrued liabilities	(129)	474	(66)

Net cash provided by operating activities	2,172	1,112	2,152

Investing activities:
Acquisition of property, plant and equipment	(1,780)	(2,036)	(1,368)
Sale of property, plant and equipment	128	259	248
Acquisition of companies and minority interest	—	(101)	(1,106)
Sale of companies	—	—	—
Other	(20)	(26)	—

Net cash used in investing activities	(1,672)	(1,904)	(2,226)

Financing activities:
(Payments) proceeds of short-term bank loans	519	82	170
Proceeds from borrowings from banks and issuance of long-term debt	3,084	2,989	1,496
Payments of long-term debt	(3,118)	(1,942)	(1,401)
Common dividends paid	(339)	(191)	(152)
Other	(392)	(72)	(89)

Net cash provided by financing activities	(246)	866	24

Net decrease in cash and cash equivalents	254	74	(50)
Cash and cash equivalents at beginning of year	626	562	661
Effect of inflation and exchange rates on cash	(10)	(10)	(49)

Cash and cash equivalents at end of year	Ps 870	Ps 626	Ps 562

Supplemental Schedule of Non-cash Investing and Financing Activities:

The Company acquired the common stock of various companies during 2002 and 2001 as disclosed in Note 4. In conjunction with the acquisitions, liabilities assumed were as follows:

	2002	2001
Fair value of assets acquired	Ps 182	Ps 1,291
Cash paid	108	1,153

Liabilities assumed	Ps 74	Ps 138

Cash flows provided by operating activities reflects cash payments of interest and income taxes as follows:

	2003	2002	2001
Interest	Ps 301	Ps 384	Ps 605
Income taxes	208	282	380

(6) Statements of Comprehensive Income - Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components. The Company’s statements of comprehensive income for the years ended December 31, 2003, 2002 and 2001, giving effect to the U.S. GAAP adjustments described above, are set forth below:

	2003	2002	2001
Net income under U.S. GAAP	Ps 1,110	Ps 1,417	Ps 1,463

Result due to holding non-monetary assets as reported under Mexican GAAP	1,095	418	(821)
U.S. GAAP adjustments to result due to holding non-monetary assets	(803)	(749)	866

Total other comprehensive (loss) income	292	(331)	45

Comprehensive income under U.S. GAAP	Ps 1,402	Ps 1,086	Ps 1,508

(7) Earnings Per Share in Accordance with U.S. GAAP - SFAS No. 128, “Earnings Per Share” establishes standards for computing and presenting earnings per share. SFAS No. 128 requires the presentation of basic earnings |per share which are calculated by dividing earnings by weighted average number of shares outstanding during the period. Earnings per share computed in accordance with SFAS No. 128 is presented below:

	2003		2002		2001
Basic earnings per share:
Net income per share	Ps	0.39	Ps	0.50	Ps	0.52

Weighted average shares outstanding (millions)		2,813		2,815		2,813

SFAS No. 128 also requires the presentation of diluted earnings per shares giving effect to all potentially dilutive common shares outstanding during the period. Diluted earnings per share for all periods presented have not been shown as there were no potentially dilutive securities issued or outstanding during those periods.

(8) Pro-Forma Combined Statements of Operations - The following unaudited pro-forma condensed statement of operations for 2003 is presented as though the business combination that occurred in 2003 (as described in note 4) had been completed at the beginning of the period. The following pro-forma condensed statement of operations for 2001 is presented as though the business combinations that occurred in both 2003 and 2002 (as described in note 4) had been completed at the beginning of that period. These unaudited proforma combined condensed statements of operations are not necessarily indicative of the actual results that would have occurred had the above referenced acquisitions been consummated as of the beginning of each period or of future results of the combined companies.

	2002 (Unaudited)		2001 (Unaudited)
Net sales	Ps	28,354	Ps	26,126
Net income		1,571		1,792
Earning per share		.56		.64

(9)	Recently Issued Accounting Standards

Beginning January 1, 2002, the Company early adopted the provisions of new Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of SFAS 143 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, whereby gains and losses from extinguishments of debt are no longer classified as extraordinary items within the income statement unless considered unusual and infrequent. SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No. 145 related to the rescission of SFAS No. 4 was applied by the Company beginning January 1, 2003. The provision of SFAS No. 145 related to SFAS No. 13 was effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

The Company adopted the initial recognition and measurement provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) on a prospective basis to guarantees issued or modified on or after January 1, 2003. FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. Effective for financial statement periods ending after December 15, 2002, FIN 45 also required additional disclosure requirements about the guarantor’s obligations under certain guarantees. The adoption of FIN 45 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns or both. For investments in variable interest entities formed after December 31, 2003, the Company will be required to apply FIN 46(R) as of January 1, 2004. For investments in variable interest entities formed on or before December 31, 2003, the Company will be required to apply FIN 46(R) in the first annual period beginning after December 15, 2004. The Company does not expect the adoption of FIN 46(R) to have a material impact on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after or modified after June 30, 2003. All provisions of this statement, except as stated below, should be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, continue to be applied in accordance with their respective effective dates. The adoption of SFAS No. 149 did not have a significant impact on its consolidated financial position, results of operations or cash flows.

INDEPENDENT AUDITOR’S REPORT

ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of

Grupo Imsa, S.A. de C.V.:

San Pedro Garza García, N.L.

We have audited the consolidated financial statements of Grupo Imsa, S.A. de C.V. and Subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated February 27, 2004 (June 24, 2004 as to Note 19). Such report is based on our audits and the reports of other auditors. Such consolidated financial statements and our report and the reports of other auditors are included elsewhere in this Form 20-F. Our audits also included the consolidated financial statement schedule listed in the accompanying in Item 18 of this Form 20-F. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits and the reports of other auditors. In our opinion, based on our audits and the reports of other auditors, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

A Member Firm of Deloitte Touche Tohmatsu

C.P.C. Carlos Vázquez Ayala

Monterrey, N.L. Mexico

February 27, 2004

S-I

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(MILLIONS OF MEXICAN PESOS OF PURCHASING POWER AS OF DECEMBER 31, 2003)

	Balance as of Beginning of Period		Additional Charged to Cost and Expenses		Deductions		Balance as of End of Period
Year ended December 31, 2003 allowance for doubtful accounts	Ps	73	Ps	43	Ps	6	Ps	110
Year ended December 31, 2002 allowance for doubtful accounts	Ps	57	Ps	26	Ps	10	Ps	73
Year ended December 31, 2001 allowance for doubtful accounts	Ps	65	Ps	20	Ps	28	Ps	57

INDEX TO EXHIBITS

Exhibit No.

By-laws (Estatutos Sociales), as amended (English translation).*	1.1

Credit Agreement, dated as of August 22, 2000, as amended and restated as of December 11, 2001, among Grupo Imsa, S.A. de C.V., the Initial Lenders named therein, Salomon Smith Barney Inc., as Lead Arranger and Syndication Agent and Citibank, N.A., as Administrative Agent (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002). [1]	4.1

Credit and Security Agreement, dated as of May 4, 2001, as amended and restated as of October 31, 2002, among Enertec Mexico, S. de R.L. de C.V. and Enertec Exports, S. de R.L. de C.V. and the Lenders named therein, JPMorgan Chase Bank, as Collateral Agent, and ING (U.S.) Capital LLC, as Administrative Agent (incorporated by reference to the Company’s Annual Report on Form 20-F, filed on June 30, 2003). [2]	4.2

Asset Purchase Agreement, dated as of August 21, 2001, by and among Varco Pruden Buildings, Inc., VP-Graham, Inc., Varco Pruden International, Inc. and United Panel, Inc., as Sellers, and Grupo Imsa, S.A. de C.V. as Buyer, and The LTV Corporation (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002).[1]	4.3

Subsidiaries of the Company.*	8.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*	12.1

Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*	12.2

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*	13.1

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*	13.2

*	Filed herewith.
[1]	Confidential treatment was granted by the Securities Exchange Commission for a portion of this document.
[2]	Information from this document has been omitted pursuant to a request for confidential treatment and has been filed separately with the Securities Exchange Commission.