Form 20-F/A
period 2002-12-31
GRUPO IMSA SA DE CV
filed 2004-10-08
CIK 1026735

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Item 17  ☐    Item 18  ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2002 (the “Annual Report”) to delete the footnote to the agreement referenced in Item 19 and identified as Exhibit 3.2 (the “3.2 Agreement”), which provided that certain information from the 3.2 Agreement had been omitted pursuant to a request for confidential treatment and had been filed separately with the Securities Exchange Commission. In addition, through this amendment, we are filing the 3.2 Amendment as an exhibit to the Annual Report. Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, this amendment to the Annual Report includes Item 19 in its entirety, notwithstanding the fact that it is identical to Item 19 of the Annual Report, except for the deletion referenced in the first sentence of this paragraph.

No other changes are being made to the Annual Report, as originally filed. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and we have not updated the disclosure as of a later date.

Item 19	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit No.
By-laws (Estatutos Sociales), as amended, together with an English translation thereof (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002).	1.1

Credit Agreement, dated as of August 22, 2000, as amended and restated as of December 11, 2001, among Grupo Imsa, S.A. de C.V., the Initial Lenders named therein, Salomon Smith Barney Inc., as Lead Arranger and Syndication Agent and Citibank, N.A., as Administrative Agent (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002).[1]	3.1

Credit and Security Agreement, dated as of May 4, 2001, as amended and restated as of October 31, 2002, and as further amended and restated as of March 15, 2004 among Enertec Mexico, S. de R.L. de C.V. and Enertec Exports, S. de R.L. de C.V. and the Lenders therein, JPMorgan Chase Bank, as Collateral Agent, and ING (U.S.) Capital LLC, as Administrative Agent.*	3.2

Asset Purchase Agreement, dated as of August 21, 2001, by and among Varco Pruden Buildings, Inc., VP-Graham, Inc., Varco Pruden International, Inc. and United Panel, Inc., as Sellers, and Grupo Imsa, S.A. de C.V. as Buyer, and The LTV Corporation (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2002).[1]	3.3

Subsidiaries of the Company.*	4.1

*	Filed herewith.
[1]	Confidential treatment was granted by the Securities Exchange Commission for a portion of this document.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GRUPO IMSA, S.A. DE C.V.

By:	/s/ Enrique González González
Name: Enrique González González Title: General Counsel

Dated: October 8, 2004

INDEX TO EXHIBITS

Exhibit No.
Credit and Security Agreement, dated as of May 4, 2001, as amended and restated as of October 31, 2002, and as further amended and restated as of March 15, 2004 among Enertec Mexico, S. de R.L. de C.V. and Enertec Exports, S. de R.L. de C.V. and the Lenders therein, JPMorgan Chase Bank, as Collateral Agent, and ING (U.S.) Capital LLC, as Administrative Agent.*	4.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*	12.1

Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*	12.2

*	Filed herewith.