Form 20-F
period 2004-12-31
GRUPO IMSA SA DE CV
filed 2005-06-30
CIK 1026735

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Fracc. Valle Oriente, San Pedro, Garza García, N.L. 66269, Mexico

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares representing Equity Units†	New York Stock Exchange
Equity Units each representing three Series B Shares, without par value, and two Series C Shares, without par value†*	New York Stock Exchange

†	On April 6, 2005, pursuant to an application made to the Securities and Exchange Commission by Grupo Imsa, S.A. de C.V., the Securities and Exchange Commission granted the withdrawal from listing of these securities pursuant to Section 12(d) of the Act. On the next day, pursuant to a request made to the New York Stock Exchange by Grupo Imsa, S.A. de C.V., the New York Stock Exchange also delisted these securities.

*	Not for trading, but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable†

(Title of Class)

Since April 6, 2005, these securities have been registered under Section 12(g) of the Act.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series B Shares, without par value	2,333,446,374
Series C Shares, without par value	475,630,916

Since April 6, 2005, these securities have been registered under Section 12(g) of the Act.

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

The Mexican Institute of Public Accountants has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”), Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”) and Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Subsidiaries” (“Bulletin B-15”) (See Notes 2.b and 3.a to the Consolidated Financial Statements). These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. The Third Amendment to Bulletin B-10 (the “Third Amendment”), which has been effective since January 1, 1990, requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking inflation into account) as of the date of the most recent balance sheet presented. Pursuant to Mexican GAAP, all financial data in the Company’s consolidated financial statements as of December 31, 2003 and December 31, 2004 and for each of the years in the three years ended December 31, 2004 (the “Consolidated Financial Statements”) and the related notes thereto included therein and, unless otherwise indicated, throughout this annual report, have been restated in constant pesos as of December 31, 2004.

CURRENCY

References herein to “US$”, “U.S. dollars”, “dollars” or “$” are to the lawful currency of the United States of America (the “U.S.” or “United States”). References herein to “pesos” or “Ps” are to the lawful currency of Mexico.

EXCHANGE RATES

This annual report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps 11.2648 to $1.00, the noon buying rate on December 31, 2004 announced by the Mexican central bank (“Banco de Mexico”). On June 22, 2005, the rate for Mexican pesos was Ps 10.8342 to $1.00. See “Item 3. Key Information—Selected Financial Data—Exchange Rate” for information regarding exchange rates since January 1, 2000.

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

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

Not required because this Form 20-F is filed as an annual report.

Item 2.        Offer Statistics and Expected Timetable

Not required because this Form 20-F is filed as an annual report.

Item 3.        Key Information

1. Selected Financial Data

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

The Consolidated Financial Statements are prepared and presented in accordance with Mexican GAAP which differ in certain respects from U.S. GAAP. See Note 17 of the Notes to the Consolidated Financial Statements, which provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2002, 2003 and 2004 and stockholders’ equity as of December 31, 2002, 2003 and 2004. In accordance with Mexican GAAP, the Company’s financial statements recognize effects of inflation and have been restated in constant pesos as of the date of the most recent balance sheet presented. Accordingly, all peso amounts related to the Mexican companies in the Consolidated Financial Statements and in the selected financial information set forth below have been restated in constant pesos as of December 31, 2004 by applying factors derived from the National Consumer Price Index (“NCPI”), published by Banco de Mexico. The operations of foreign subsidiaries and associated companies are not considered an integral part of the Company; thus, the inflation effects confronted by the foreign subsidiaries in their respective countries are applied when consolidating the financial statements and restated, accordingly, in constant pesos as of the date of the most recent balance sheet presented. The effects of these inflation accounting principles, except for the adjustment related to restatement of foreign sourced fixed assets, have not been reversed in the reconciliation to U.S. GAAP, as discussed in Note 17 of the Notes to the Consolidated Financial Statements.

	Year ended December 31,
	2000		2001		2002		2003		2004		2004
	(in millions of pesos) (1)										(in millions of dollars) (1)(2)
Statement of Operations Data:
Mexican GAAP
Net Sales	Ps	21,611	Ps	20,960	Ps	25,767	Ps	27,703	Ps	37,075	$3,291
Cost of Sales		16,768		16,851		20,436		23,113		30,341	2,693

Gross Margin		4,843		4,109		5,331		4,590		6,734	598
Operating Expenses		2,852		2,471		2,989		3,059		3,065	272

Operating Income		1,991		1,638		2,342		1,531		3,669	326

Integral Financing Cost (Income), Net:
Interest Expense		901		605		418		338		342	30
Interest Income		(60)		(52)		(76)		(35)		(59)	(5)
Foreign Exchange (Gain) Loss, Net		61		(303)		1,077		737		25	2
Gain from Monetary Position		(518)		(354)		(436)		(322)		(291)	(26)

Total		384		(104)		983		718		17	1

Other Expenses (income), Net		(630)		(397)		(364)		200		161	14

Income before Provisions		2,237		2,139		1,723		613		3,491	311

Provisions:
Income Taxes		574		489		182		166		753	67
Employees’ Profit Sharing		30		28		58		26		13	1

Total		604		517		240		192		766	68

Income before Discontinued operations		1,633		1,622		1,483		421		2,725	243
Discontinued operations		304		351		209		638		317	28

Consolidated Net Income	Ps	1,937	Ps	1,973	Ps	1,692	Ps	1,059	Ps	3,042	$271

Net Income of Minority Interest	Ps	239	Ps	175	Ps	150	Ps	263	Ps	108	$10
Net Income of Majority Interest		1,698		1,798		1,542		796		2,934	261

Consolidated Net Income	Ps	1,937	Ps	1,973	Ps	1,692	Ps	1,059	Ps	3,042	$271

Earnings per Common Share:
Income before discontinued operations	Ps	0.59	Ps	0.58	Ps	0.53	Ps	0.15	Ps	0.97	$0.09
Discontinued operations		0.11		0.12		0.07		0.23		0.11	0.01

Consolidated Net Income	Ps	0.70	Ps	0.70	Ps	0.60	Ps	0.38	Ps	1.08	$0.10

Net Income of Minority Interest	Ps	0.09	Ps	0.06	Ps	0.05	Ps	0.09	Ps	0.04	$0.01
Net Income of Majority Interest		0.61		0.64		0.55		0.29		1.04	0.09

Consolidated Net Income	Ps	0.70	Ps	0.70	Ps	0.60	Ps	0.38	Ps	1.08	$0.10

Weighted Average Common Shares Outstanding (Millions)		2,784		2,813		2,815		2,813		2,810	2,810

US GAAP
Operating Income	Ps	2,597	Ps	2,301	Ps	3,352	Ps	2,655	Ps	4,108	$365
Majority Net Income		943		1,539		1,490		1,168		5,828	517

	Year Ended December 31,
	2000		2001		2002		2003		2004		2004
	(in millions of pesos) (1)										(in millions of dollars) (2)
BALANCE SHEET DATA:
Mexican GAAP
Cash and cash equivalents	Ps	349	Ps	440	Ps	500	Ps	875	Ps	359	$32
Accounts Receivable-Trade, Net		3,055		3,245		3,632		3,839		4,929	438
Inventories		5,520		5,371		5,421		5,195		8,788	780
Other Current Assets		650		995		882		1,073		1,212	108
Current Assets of discontinued operations		1,894		1,768		1,612		1,838		—	—

Total Current Assets		11,468		11,819		12,047		12,820		15,288	1,358
Investment in Shares		268		107		114		121		123	11
Property, Plant and Equipment, Net		16,484		16,916		18,007		18,678		18,308	1,625
Other Assets, Net		1,191		1,240		1,217		543		293	26
Excess of Cost Over Fair Value of Net Assets Acquired of Subsidiaries, Net		1,172		1,152		1,080		1,261		1,134	100
Non Current Assets of discontinued operations		2,651		2,590		2,606		2,607		—	—

Total Assets	Ps	33,234	Ps	33,824	Ps	35,071	Ps	36,030	Ps	35,146	$3,120

Current Portion of Long-Term Debt	Ps	1,537	Ps	1,339	Ps	1,228	Ps	932	Ps	280	$25
Bank Loans		146		271		269		304		306	27
Accounts Payable-Trade		2,920		3,212		2,946		3,309		2,980	265
Advances from Clients		302		321		196		260		483	43
Other Accounts Payable and Accrued Liabilities		1,235		1,147		1,481		1,087		1,760	156
Current Liabilities of discontinued operations		525		561		1,148		1,715		—	—

Total Current Liabilities		6,665		6,851		7,268		7,607		5,809	516
Long-Term Debt		6,732		6,648		7,233		7,616		4,130	367
Deferred Taxes		3,249		2,751		2,899		2,860		4,489	398
Other Long-Term Liabilities		82		269		247		273		336	30
Non Current Liabilities of discontinued operations		2,552		2,329		1,706		1,135		—	—

Total Liabilities		19,280		18,848		19,353		19,491		14,764	1,311
Excess of Fair Value of Net Assets Acquired Over Cost of Subsidiaries, Net		993		663		151		99		55	5
Majority Stockholders’ Equity		11,862		13,175		14,365		15,492		20,327	1,804
Minority Stockholders’ Equity		1,099		1,138		1,202		948		—	—

Total Liabilities and Stockholders’ Equity	Ps	33,234	Ps	33,824	Ps	35,071	Ps	36,030	Ps	35,146	$3,120

US GAAP
Total Assets	Ps	33,326	Ps	34,490	Ps	35,625	Ps	37,224	Ps	36,103	$3,205
Short-Term Debt (3)		1,623		1,558		2,047		2,265		586	52
Long-Term Debt		8,251		7,950		8,228		8,043		4,130	367
Majority Stockholders’ Equity		10,651		12,064		12,989		14,085		18,112	1,608

	Year ended December 31,
	2002		2003		2004		2004
	(in millions of pesos) (4)						(in millions of dollars) (2)(4)
Segment Data:
Net Sales (5)
Steel Processing Products	Ps	13,940	Ps	15,450	Ps	22,778	$2,022
Steel and Plastic Construction Products		8,657		9,017		10,480	930
Aluminum and other Related Products		3,170		3,234		3,817	339
Operating Income (6)
Steel Processing Products		1,848		1,267		3,204	284
Steel and Plastic Construction Products		512		277		425	38
Aluminum and other Related Products		175		199		219	19
Capital Expenditures (7)
Steel Processing Products		1,505		1,152		908	81
Steel and Plastic Construction Products		240		280		290	26
Aluminum and other Related Products		21		89		163	14

	2002	2003	2004	2004
	(in millions of pesos) (4)			(in millions of dollars) (2)(4)
Operating Data:
Steel Processing Products
Tonnes Shipped (thousands)	2,046.8	2,166.7	2,345.0
Average Realized Price per Tonne (8)	6,811	7,131	9,713	862.2
Operating Income per Tonne	903	585	1,366	121.3

Other Data:
Operating Working Capital (Mexican GAAP) (9)	6,235	6,578	9,706	862
Operating Working Capital (US GAAP) (9)	4,838	4,727	7,889	700
Depreciation and Amortization	1,345	1,468	1,513	134
Number of Employees (at period end)	12,526	12,710	12,270

(1)	Except for tonne, per tonne and per share data and percentages.
(2)	Dollar amounts provided are translations from the constant peso amounts, solely for the convenience of the reader, at an exchange rate of Ps 11.2648 per dollar, the noon buying rate on December 31, 2004 (the last reported rate for the year ended December 31, 2004).
(3)	Short-term debt is defined as bank loans of less than one year and the current portion of long-term debt.
(4)	Except tonnes shipped, per tonne amounts, number of employees and percentages.
(5)	The sum of these amounts does not equal the consolidated net sales for the periods presented, because Corporate and Other has been excluded. Corporate and Other net sales for 2002, 2003 and 2004 were equal to Ps 0, Ps 2 and Ps 0, respectively; these amounts reflect net sales and intercompany sales of the operations of the Company’s holding company, service company and real estate company. See Note 15 of the Notes to the Consolidated Financial Statements.
(6)	The sum of these amounts does not equal the consolidated operating income for the periods presented, because Corporate and Other has been excluded. Corporate and Other operating loss for 2002, 2003 and 2004 was equal to Ps (193), Ps (212) and Ps (179), respectively; these amounts reflect operating results of the operations of the Company’s holding company, service company and real estate company. See Note 15 of the Notes to the Consolidated Financial Statements.
(7)	The sum of these amounts does not equal the consolidated capital expenditures for the periods presented, because Corporate and Other has been excluded. Corporate and Other capital expenditures for 2002, 2003 and 2004 were equal to Ps 78, Ps 130 and Ps 92, respectively; these amounts reflect capital expenditures of the operations of the Company’s holding company, service company and real estate company. See Note 15 of the Notes to the Consolidated Financial Statements.
(8)	Defined as the steel products processing segment’s net sales divided by its sales volume.
(9)	Defined as current assets (excluding cash) minus current liabilities (excluding short-term debt and the current portion of long-term debt).

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

	Free-Market Rate(1)
Year ended December 31,	High	Low	Average(2)	Period-End
2000	10.08	9.17	9.48	9.60
2001	9.90	8.94	9.34	9.17
2002	10.36	9.00	9.66	10.36
2003	11.35	10.11	10.80	11.24
2004	11.63	10.81	11.28	11.26

Months in 2005
January	11.40	11.15	11.26	11.26
February	11.22	11.05	11.14	11.11
March	11.32	10.98	11.14	11.23
April	11.23	11.04	11.12	11.12
May	11.12	10.87	10.98	10.87
June (as of June 22, 2005)	10.92	10.79	10.84	10.83

(1)	As announced by Banco de Mexico.
(2)	Average of month-end rates.

Except for the period from September 1 through December 20, 1982, during the Mexican liquidity crisis, Banco de Mexico consistently has made foreign currency available to Mexican private sector entities (such as the Company) to meet their foreign currency obligations.

The Company conducts substantially all of its business in either pesos or dollars. Some of the Company’s subsidiaries maintain a favorable commercial trade position in dollars. This position motivated the Company to enter into forward contracts establishing a fixed exchange rate for each transaction (“Forward Contracts”). In accordance with the terms of these Forward Contracts, the Company is required to sell the dollar amount at the contractual exchange rate. If the exchange rate in the market on the due date is below the agreed fixed exchange rate, the Company receives the spread; and if the exchange rate is above the agreed fixed exchange rate, the Company pays the difference. As of December 31, 2004, the total outstanding amount of Forward Contracts was U.S. 44.6 million. As of the same date, the fair value represented a favorable valuation for the Company of U.S. 3.1 million.

A.	Capitalization and Indebtedness

Not required because this Form 20-F is filed as an annual report.

B.	Reasons for the Offer and Use of Proceeds

Not required because this Form 20-F is filed as an annual report.

C.	Risk Factors

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

Economic Situation

Mexico’s gross domestic product (“GDP”) increased 1.3% in 2003 and 4.4% in 2004, and the annual rate of inflation, as measured by changes in the Consumer Price Index, was 5.19% in 2004. In 2005, according to Mexican government estimates, GDP growth is expected to be approximately 3.5% to 4.0%, and the inflation rate is estimated to be 4%. Interest rates on 28-day Mexican treasury bills, or “Cetes”, averaged 6.8% in 2004. On June 14, 2005, the interest rate on 28-day Cetes was 9.62%. These estimates for 2005 may be revised and, whether or not they are revised, actual results may differ from estimates.

A deterioration in Mexico’s economic conditions could adversely affect the Company’s business, results of operations, financial condition, liquidity and prospects. For example, adverse economic conditions in Mexico could result in reduced domestic consumption of the Company’s products, higher interest rates accompanied by reduced opportunities for refunding or refinancing, foreign exchange losses associated with dollar-denominated debt, increased raw materials and operating costs, decreased operating results and delays in capital expenditures dependent on U.S. dollar purchases of equipment. Severe devaluation of the peso may also result in disruption of the international foreign exchange markets, hindering the Company’s ability to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal in respect of its indebtedness or purchases of raw materials or equipment. Depending on their severity and duration, these consequences could have a material adverse effect on the Company’s business, results of operation, financial condition, liquidity and prospects. See “Item 5. Operating and Financial Review and Prospects – General”.

Government Control of the Economy

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican government actions concerning the economy may have adverse effects on private sector entities in general and on the Company in particular. Economic plans of the Mexican government in the past have not, in many respects, fully achieved their objectives, and current economic plans of the Mexican government may not achieve their stated goals. Similarly, it is not possible to determine what effect such plans or the implementation thereof will have on the Mexican economy or on the Company’s financial condition or results of operations.

Political Events

Mexican political events may also affect the Company’s financial condition and results of operations and the performance of securities issued by Mexican companies. The Mexican political environment is in a period of change. The election of President Vicente Fox, a member of the National Action Party, in national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. As a result of such elections and congressional elections held on July 6, 2003, no political party holds a majority in either house of the Mexican Congress. National elections are scheduled for 2006. The political shift from one-party rule to a pluralist democracy has not yet had material adverse repercussions, but multi-party rule is still relatively new in Mexico and could result in material adverse economic or political conditions.

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

Risks Relating to Cyclical Demand for the Company’s Products

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

Risks Relating to Competition

In 2003 and 2004, net sales in the Mexican market accounted for approximately 47% and 51%, respectively, of the Company’s net sales. In Mexico, the industries in which the Company operates are characterized by a high degree of competition from domestic and foreign manufacturers, some of which have greater resources than the Company. Competitors are continually undertaking modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with the Company’s facilities and capacity and, in certain cases, undertake strategic alliances with foreign competitors. As a result, the Company may experience increased competition in Mexico as its competitors’ plans are completed. The Company also faces significant competition in other countries in which it operates, particularly in the United States, where a significant portion of the Company’s operations are situated. See “Item 4. Information on the Company—Steel Processing Products—Competition”, “—Steel and Plastic Construction Products—Competition”, and “—Aluminum and Related Products—Competition” below.

In the 11 years since the North American Free Trade Agreement (“NAFTA”) became effective, Mexican products have consolidated in the North American market, positioning Mexico as the third largest trade partner of the United States. There are no barriers to free trade among the three member countries of NAFTA, the United States, Canada and Mexico. There are no duties for steel products or construction-related products, including the Company’s products. As a result of NAFTA, some products, including the Company’s products, have been subject to price pressures and may continue in the future to be subject to these price pressures. The Company does not believe, however, that these price pressures have to date materially affected its competitive position in the products which it produces and which are subject to free trade under NAFTA.

The Free Trade Agreement between the European Union and Mexico became effective on July 1, 2000. As a result, since January 1, 2003, Mexican products including flat steel products have been able to enter the European market free of any duties. Products from the European Union, on the other hand, are subject to different duty-reduction schedules, achieving free access to the Mexican market by 2007. Flat steel and construction-related products imported into Mexico from the European Union will be duty free in 2007. Up to now the elimination of duties on products imported from the European Union has not had an adverse effect on the Company’s business, results of operation or financial condition.

The Free Trade Agreement between Japan and Mexico became effective on April 1, 2005, with an agreed duty phase out period for steel products of eleven years, starting in 2010, after a five-year grace period and six equal reductions from 2010 to 2015. Special treatment has been granted for immediate elimination of duties on steel for the automotive, electronic and appliances industries benefited by the “PROSEC” program (described below). The Company expects the same increase in competition from this Agreement as resulted from the “PROSEC” program.

There are currently no dumping or countervailing duties on Mexican flat steel products nor any ongoing processes that could result in a potential obstacle to their access to the United States, Canada or Latin American markets. Furthermore, the Company’s products are not subject to any countervailing duties under NAFTA or in Latin America.

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

On July 20, 2004, import duties in Mexico for cold rolled and hot rolled steel were lowered from 13% to 9% and duties for galvanized steel were lowered from 18% to 14%.

On December 4, 2003, U.S. President George W. Bush terminated the temporary safeguard measures protecting the U.S. steel industry that were in effect since March 5, 2002. Although Mexico was excluded from these measures, it experienced increased threats from import deviation of steel intended for the United States.

In April 2004, the U.S. International Trade Commission (“ITC”) preliminarily determined that dumping with respect to standard and line pipes from Mexico had occurred, and, as a result, imposed an anti-dumping tariff of 11% on Mexican companies that export these products to the United States. Because the standard and line pipes exported by the Company to the United States represent only a very small portion of its total exports worldwide, the Company was not materially impacted by the imposition of this tariff and has, since the preliminary determination, ceased exportation of these products to the United States. On September 29, 2004, the ITC determined that imports of standard and line pipes from Mexico did not cause injury to the US industry and the anti-dumping tariff of 11% was lifted.

Risks Relating to Dependence on Limited Amount of Suppliers and Customers

The Company’s energy needs are supplied by a limited number of suppliers, and would be seriously affected if these suppliers failed to deliver gas or electricity, due to a shortage or other factors. Additionally, although IMSA ACERO’s steel needs can be satisfied by a number of companies, if any of its key suppliers failed to deliver, the Company could face limited access to raw materials, higher raw material costs and delays resulting from the need to redistribute its raw material needs among other suppliers. The Company, under certain circumstances, could experience price increases and limited availability of resources due to significant growth in demand around the world for commodities, such as zinc and aluminum, which are some of the most important raw materials for Grupo Imsa. As a result of a global increase in demand for steel and a limited supply, prices of steel experienced significant growth during 2004. Grupo Imsa reacted rapidly to this market demand by adjusting most of its product prices. However, in the future the volatility of steel prices could have a negative impact on the financial results of the Company. The Company’s results could also be adversely affected if it failed to retain some of its larger customers; however, the Company historically has succeeded in the retention of most of its significant customers and maintains a large and diverse client base across several industries, which further reduces the potential adverse impact on the Company’s business and financial results to the extent in the future it suffers the loss of any larger customer.

Risks Related to Fluctuations in Energy Costs

The cost of natural gas and electricity is an important component of the Company’s cost structure. The Company is subject to energy cost fluctuations and has been previously, as was the case in the second half of 2000, and may be affected in the future, by major energy price increases. Natural gas is supplied to the Company by Pemex and electricity has historically been supplied to the Company by the Comisión Federal de Electricidad and, since 2003, by Tractebel Energía de Monterrey. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Natural Gas Price Risk”.

Risks Relating to Environmental Matters

The Company is subject to a wide range of state and federal laws, regulations, permits and decrees in Mexico and elsewhere relating to the protection of human health and the environment, including regulations concerning wastewater discharges, air emissions, noise, employee health and safety, soil and groundwater contamination and the use, handling and disposal of hazardous substances and wastes. State and federal authorities in Mexico and elsewhere have been moving toward more stringent enforcement of these laws. This trend is likely to continue and be influenced by environmental agreements entered into by Mexico, the United States and Canada in connection with NAFTA. The Company believes that all of its plants, installations and properties are in substantial compliance with all environmental laws in Mexico and with environmental laws in the other countries in which the Company operates. Therefore, the Company has not established any reserves in respect of potential environmental remediation obligations. However, as with other companies engaged in similar industries, environmental liability and compliance obligations are inherent in many of our manufacturing-related activities. There can be no assurance, therefore, that remediation or other claims will not be asserted against the Company and subsidiaries of the Company, that the Company and its operations will not be subject to stricter environmental laws and regulations in Mexico and each of the other jurisdictions in which it operates in the future or that new environmental remediation obligations will not arise in the future as a result of such stricter laws or regulations, or their interpretation or enforcement. Stricter environmental regulation could increase our compliance and operating costs, affect our ability to obtain or maintain necessary authorizations or approvals or impose significant unplanned expenditures to remediate environmental damage any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects. See “Item 4—Information on the Company—The Company—Environmental Matters”.

Risks Relating to Control by Principal Stockholders

The principal stockholders of the Company currently control 84.45% of the outstanding shares of the Company, representing approximately 88.8% of the voting power of the Company. Accordingly, such individuals are able to elect a majority of the members of the Board of Directors of the Company, have the power to determine the outcome of substantially all other actions requiring the approval of the Company’s stockholders, including the approval of the declaration, amount and payment of dividends and the issuance of debt and equity securities of the Company, and can take actions that do not reflect the will or the best interests of minority stockholders. See “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions”.

In addition, certain actions by the principal stockholders with respect to the disposition of their shares might adversely affect the trading price of the Company’s equity units (“Equity Units”).

Risks Relating to Holding Company Structure

The Company is a holding company with no substantial operations and, consequently, is dependent on dividends, debt and interest payments and other payments from its subsidiaries and income tax refunds for virtually all of its internal cash flow, including cash flow to pay taxes, service debt, make equity investments, finance the growth of its subsidiaries and pay dividends to its stockholders. The ability of the Company’s subsidiaries to make dividend payments to the Company is limited by Mexican law and by virtue of the compliance by its subsidiaries with financial covenants under certain debt instruments. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activity” and “—Holding Company Liquidity”.

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

Risks Relating to Limited Trading Market for Equity Units

Consistent with previous years, in and throughout 2004, the market for Equity Units, which trade on the Mexican Stock Exchange, was not very liquid. In an effort to increase the liquidity of the Equity Units in Mexico, the Company terminated its deposit agreement with The Bank of New York and voluntarily delisted its American Depositary Shares (“ADSs”) evidencing Equity Units from the New York Stock Exchange. Pursuant to a request made by the Company to the New York Stock Exchange, the ADSs delisted from the New York Stock Exchange on April 7, 2005. The remaining ADSs which have not yet been cancelled no longer trade in any market, and the Equity Units trade only on the Mexican Stock Exchange. In addition, in January 2005, the Mexican Stock Market announced that the Company’s Equity Units would be included in the Mexican Stock Market Index for the period from February 2005 to January 2006. Although the Company believes that being included in the Mexican Stock Market Index and concentrating the trading of the Equity Units in one market will increase the liquidity of the Equity Units, there can be no assurances that this will occur.

As of April 11, 2005, approximately 10.85% of the Company’s capital stock was held by the public and traded on the Mexican Stock Exchange. In addition, the Mexican securities market is not as large or as active as the securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has experienced less liquidity and more volatility than has been experienced in these other markets. These market characteristics may affect the market price of the Equity Units.

Risks Relating to Corporate Disclosure, Protection of Minority Stockholders and Accounting Standards

A principal objective of the securities laws of Mexico, like those of the United States, is to promote the full and fair disclosure of all material information. There may, however, be less publicly available information about Mexican issuers of securities than is regularly published by or about U.S. issuers, and the information may only be available in Spanish. Further, Mexican regulations governing the securities of Mexican companies may not be as extensive as those in effect in the United States. Additionally, although Mexican securities laws have been amended to provide greater protection to minority stockholders, even as amended, Mexican law and regulations with respect to corporate governance matters might not be as protective of minority stockholders as state corporations laws in the United States. Also, the accounting standards used in Mexico, in accordance with which the Company’s financial statements are prepared, differ in certain material respects from the accounting standards used in the United States. For a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company, see Note 17 to the Consolidated Financial Statements.

Risk Relating to Developments in Other Markets

The financial and securities markets are, to varying degrees, influenced by economic and market conditions in other market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Mexico. For example, in late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998 prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. The Mexican financial and securities markets have also been affected by events elsewhere in the world, such as the September 11, 2001 terrorist attacks and the worldwide recession which followed. In the event that the Mexican financial and securities markets are adversely affected by events elsewhere, the market value of the Company’s equity units may also be adversely affected.

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

Item 4.        Information on the Company

Overview

The Company is one of the largest diversified industrial companies in Mexico in terms of sales (based on information published by the Mexican Stock Exchange and by business magazines such as America Economía and Expansión) and currently conducts its business in three segments: steel processing products (approximately 62% of consolidated 2004 net sales), steel and plastic construction products (approximately 28% of consolidated 2004 net sales), and aluminum and related products (approximately 10% of consolidated 2004 net sales). On August 10, 2004, the Company exited the automotive battery business, which accounted for approximately 15% of consolidated 2003 net sales, by selling its interest in that business to Johnson Controls, Inc., or Johnson Controls, its partner in the automotive battery business since 1998. In 2004, the Company had consolidated net sales of Ps 37,075 million ($3,291 million) and operating income of Ps 3,669 million ($326 million). The Company has expanded internationally by increasing exports as well as by adding manufacturing facilities in South and Central America and the United States. Foreign company and export sales accounted for approximately 49% of the Company’s consolidated net sales in 2004.

Since the second half of the 1980s, the Company has grown through a series of strategic investments, including acquisitions, internal expansion, joint ventures and other initiatives aimed at expanding the Company’s products and markets. From 2002 through December 31, 2004, the Company invested approximately Ps 5,235 million ($465 million) in capital expenditures to make acquisitions, expand its capacity, upgrade its facilities, increase operating efficiencies and productivity, and increase its portfolio of value-added products. The Company continually evaluates strategic opportunities to expand its product lines, geographic markets and customer base in all of its business segments.

The Company is a holding company, which owns 100% of each of the following three subsidiary holding companies: IMSA ACERO S.A. de C.V. (“IMSA ACERO”); IMSATEC S.A. de C.V. (“IMSATEC”); and IMSALUM S.A. de C.V. (“IMSALUM”). The Company and each of its three subsidiary holding companies are incorporated in Mexico and are headquartered in Monterrey, Mexico. Prior to August 2004, the Company operated its automotive batteries and related products segment through ENERMEX, S.A. de C.V. (“ENERMEX”), a 100% owned subsidiary. On August 10, 2004, the company sold all of its interest in ENERMEX and the related automotive battery segment to Johnson Controls, Inc. Since 1998, Johnson Controls, Inc. had been the Company’s partner in a joint venture established in Mexico to export batteries to the U.S. market. See “—History and Development of the Company” below for further details regarding the sale of this business segment.

The following table sets forth the main operating subsidiaries of the three subsidiary holding companies and their respective proportions of ownership.

Significant Subsidiaries of the Company

Subsidiary Holding Company	Subsidiaries (% of ownership)
Business Segment
IMSA ACERO and ECORE

Steel Processing Products	IMSA-MEX (100%)
Industria Galvanizadora (100%)
Steelscape (100%)
Imsa, Inc. (100%)

IMSATEC

Steel and Plastic Construction Products	Empresas Stabilit (100%)
IMSA ITW (50%)
Forjas Metálicas (100%)
Multypanel (100%)
Metl Span (100%)
Grupo Imsa Chile (100%)
Bayer IMSA (50%)
Valmont Formet (51%)
Varco Pruden Buildings (100%)
IMSA Varco Pruden (100%)
ASC Profiles (100%)

IMSALUM

Aluminum and Related Products	Cuprum (100%)
Louisville Ladder Group (100%)
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

The Company conducts its steel processing business through four operating subsidiaries, IMSA-MEX, Steelscape, Industria Galvanizadora and Imsa, Inc. which are consolidated under two holding companies, IMSA ACERO and Ecore Holding (“Ecore”). IMSA ACERO owns the shares of IMSA-MEX and Industria Galvanizadora while Ecore owns the shares of Steelscape and Imsa, Inc. Although Ecore is not legally part of IMSA ACERO, in this annual report, references to IMSA ACERO shall include Ecore unless otherwise indicated. Historically, the Company conducted its steel operations through IMSA. In 1991, one of the predecessors of IMSA-MEX, APM, S.A. de C.V. (“APM”), was created to purchase from the Mexican government the flat steel production facility of Fundidora Monterrey, S.A. The investment in

APM was strategically important because it enabled the Company to assure the availability and control the quality of hot- and cold-rolled flat steel feedstock, the principal raw materials for IMSA’s galvanizing operations, at a reasonable cost. As part of its strategic outlook, the Company embarked on a modernization program at APM, installing technologically advanced process control equipment to enable APM to produce high-quality hot- and cold-rolled flat steel and to be positioned to compete globally. In July 1997, the Company, through IMSA ACERO, acquired Industria Galvanizadora, a Guatemalan steel processor. In February 1999, IMSA ACERO acquired 100% of the assets of a galvanizing and painting steel plant from Altos Hornos de Mexico, S.A. de C.V. (“AHMSA”). In 2000, IMSA ACERO acquired 100% of the stock of Steelscape, formerly BHP Coated Steel Corporation (“BHP”). The acquisition gave IMSA ACERO operations on the West Coast of the United States for pickling hot-rolled steel sheet, for producing cold-rolled steel sheet, for producing galvanized sheet and Galvalume, and for manufacturing pre-painted sheet. In June 2002, the Company, through IMSA ACERO, acquired certain assets of Pinole Point Steel from Material Sciences Corporation. This acquisition primarily consisted of a galvanized and painted steel plant in Richmond, California. The new plant increased Steelscape’s steel-painting capacity, which had previously been operating at full capacity, and contributed to improving IMSA ACERO’s product mix. On January 1, 2003, IMSA ACERO merged IMSA and APM into a new entity called IMSA-MEX which now controls IMSA ACERO’s operations in the Mexican market. IMSA ACERO maintains IMSA and APM as separate divisions so that its uncoated and coated segments are operated separately in order to continue to offer first-class service to its different markets. On December 15, 2004, the Company, through IMSA ACERO, signed, in association with Gruppo Marcegaglia (Italy), Dongkuk Steel (Korea) and Duferco International (Italy / Switzerland) a ten-year off-take agreement for steel slab with Corus Group (United Kingdom) through its facility located in Teesside, England. As a result, the Company will have access to 15.4% of the Teesside plant’s production capacity, which represents approximately 20% of IMSA ACERO’s current and anticipated future steel slab needs, and will pay over the term of the contract approximately US$46 million, plus the direct steel slab cost. In December 2004, the Company, through IMSA ACERO, acquired certain assets of the Polymer Coil Coaters Division from Magnatrax Corporation for US$29 million. The acquisition primarily consisted of an industrial painting plant located in Fairfield, Alabama, which supplies the construction industry in the southeastern United States.

The Company entered the automotive batteries and related products business in 1987 with the acquisition of Acumuladores Mexicanos, S.A. de C.V. and Acumuladores del Centro, S.A. de C.V. In December 1998, through ENERMEX, the Company formed a joint venture with Johnson Controls, Inc. (“Johnson Controls”) and Varta AG (“Varta”) to produce and/or distribute automotive batteries throughout the American continent. The Company and Johnson Controls formed a joint venture company, Enertec Mexico, which was 51% owned by the Company and 49% owned by Johnson Controls, for the purpose of serving the Mexican market and exporting the Company’s batteries to the U.S. market. The Company, Johnson Controls and Varta also formed joint venture companies for the purpose of exporting the Company’s batteries to various countries in Central and South America. On August 10, 2004, the Company sold all of its interest in ENERMEX and its automotive battery business to Johnson Controls for US$525 million, which included US$450.2 million in cash and US$73.8 million in debt absorption. As of the third quarter of 2004, the results of the battery business were no longer consolidated with the Company’s results.

The steel and plastic construction products segment was originally part of the steel processing products segment, which began manufacturing value-added steel processing products such as culverts, guardrails and steel strapping in the 1950s. Beginning in the 1970s, the steel and plastic construction products segment was separated from the steel processing products segment and was established as a separate business through a series of transfers of various businesses within the corporate structure to the steel and plastic construction products segment. The first transfer was the steel and plastic strapping business, which was incorporated into IMSA Signode, a joint venture between the Company and the Illinois Tool Works, Inc. Signode Division (“ITW”), a large United States manufacturer of steel and plastic strapping. The second transfer was of Forjas Metálicas, a manufacturer of fabricated galvanized steel products. The third transfer was of Multypanel, a manufacturer of prefabricated steel and foam-insulated panels. The steel and plastic construction products segment has also grown through acquisitions. In 1975, the Company acquired Stabilit, a manufacturer of fiberglass-reinforced plastic (“FRP”) panels, which subsequently grew through additional acquisitions in Mexico, the United States and Spain. At the end of 1994, the Company acquired Metl-Span Corporation, a U.S. manufacturer of prefabricated steel and foam-insulated panels. In addition, over a period of several years, the Company acquired Empresas Ipac, a Chilean steel processor and manufacturer of prefabricated steel and foam-insulated panels. In March 2000, a new Forjas Metálicas plant in Monterrey, Mexico began producing polygonal metal poles. In order to consolidate its position in the electricity transmission market and expand its market potential in poles for the telecommunications and illumination industries, a new company called Valmont Formet was established. The new company is a joint venture with Valmont Industries, a world leader in the pole market (based on information published by Valmont Industries). In September 2001, the Company acquired the assets of Varco Pruden Buildings, Inc. from the LTV Corporation. Varco Pruden Buildings is one of the largest companies in North America in the pre-engineered metal buildings market. Headquartered in Memphis, Tennessee, it has eight plants in the United States and one in Mexico that produce metal buildings and their components. IMSATEC has a joint venture in Brazil with Grupo Medabil to form Medabil Varco Pruden, which operates in the metal building business. Varco Pruden Buildings provides integral solutions for the construction of large buildings, such as manufacturing plants, warehouses, commercial facilities, offices, schools and churches. During 2001, the assets of IMSA Building Products (“IBP”) were transferred from IMSA ACERO to IMSATEC, and the company was renamed ASC Profiles.

In 1989, the Company entered the aluminum extrusion business through the acquisition of Cuprum, a large Mexican producer of aluminum extrusions. Through subsequent acquisitions and the establishment of new product lines, Cuprum became a large manufacturer of fabricated aluminum products. Today, Cuprum and its subsidiaries are consolidated under a holding company, IMSALUM, which forms the aluminum and related products segment. Other significant acquisitions and joint ventures made through Cuprum in recent years include the acquisition of Davidson Ladders, Inc., which manufactures wood ladders and distributes all types of ladders in the United States, and the acquisition of certain assets of Stapleton Ladders, a manufacturer of wood attic stairways. Both of these acquisitions complemented the Company’s line of ladders. Cuprum also acquired Tiendas Alutodo, a chain of retail outlets for aluminum products. In April 1998, IMSALUM acquired 100% of the shares of Alcomex, S.A. de C.V. (“Alcomex”), a producer of industrial aluminum extrusions. This acquisition complemented IMSALUM’s operations, given Cuprum’s focus in the architectural market. The Company and Emerson Electric Co. merged their ladder businesses, setting up a new company called Louisville Ladder Group, which the Company believes is the second largest ladder producer in the Americas (based on estimates of the Company’s sales force and information from the National Home Centers News Top 500 Annual Report, the RICHMARK Group, Inc. and the Company’s customers). The operation included Escaleras and Davidson Ladders, subsidiaries of IMSALUM, and Louisville Ladder Co., a subsidiary of Emerson Electric Co. On January 9, 2004, the Company completed the acquisition of 49% of the equity of Louisville Ladder Group. The acquisition gave the Company 100% control of this company through its subsidiary IMSALUM. The Company believes that this acquisition complements its previous acquisitions and joint ventures in the ladder industry and, because the Company anticipates that this acquisition will enable it to achieve greater flexibility with respect to its production and distribution of ladders, bolstering its competitive position with respect to its competitors. In 2004, IMSALUM finalized the acquisition of Tecnol, a company in Baja California, Mexico, the assets of which are mainly comprised of two extrusion presses and an anodizing line.

Steel Processing Products

General

The Company believes it is Mexico’s largest intermediate flat steel processor in terms of total sales volume (based on public information available regarding AHMSA and Hylsamex, S.A. de C.V. (“Hylsamex”), the Company’s major competitors, each of whose intermediate steel processing segments has a smaller sales volume, based on publicly available information, than that of the Company). During 2004, the Company was the largest producer of galvanized (including pre-painted) rolled flat steel in Mexico in terms of production volume (based on information published by the Cámara Nacional del Hierro y el Acero (the National Chamber for the Iron and Steel Industry or “CANACERO”) on galvanized steel production during 2004 and on internal sales information). The Company also believes it is the largest producer of cold-rolled flat steel in Mexico in terms of volume (based on conversations with clients, suppliers and competitors, general knowledge, and the Company’s own estimates using information published by CANACERO on cold-rolled steel production in Mexico during 2004). The Company manufactures and processes steel in three facilities throughout Mexico, as well as five steel service centers, and distributes its products through its fifteen distribution centers. Outside of Mexico, the Company manufactures and processes steel in five facilities, as well as four service centers, and distributes its products through 15 distribution centers. Additional value-added services are provided by the steel service centers, such as roll forming, cutting and slitting.

In June 2002, the Company, through IMSA ACERO, acquired certain assets of Pinole Point Steel from Material Sciences Corporation. This acquisition primarily consisted of a galvanized and painted steel plant in Richmond, California, which was integrated into Steelscape’s operations. In December 2004, the Company, through IMSA ACERO, acquired certain assets of the Polymer Coil Coaters Division of Magnatrax Corporation for US$29 million. The acquisition primarily consisted of an industrial pre-painted steel plant in Fairfield, Alabama, which supplies the construction industry in the southeastern United States. As of December 31, 2004, the Company had installed capacities of 785,000 tonnes per year for pre-painted flat steel, 1,710,000 tonnes per year for galvanized flat steel (including Galvalume) and 1,750,000 tonnes per year for cold-rolled flat steel. Hot-rolled flat steel is primarily used to supply the Company’s downstream steel processing operations. By reducing bottlenecks in the production line and adjusting internal logistics, IMSA ACERO reached a capacity for producing hot-rolled flat steel of 2,200,000 tonnes at the end of 2004. During 2004, the Company had operating income per tonne of processed steel of Ps 1,366 ($121).

The following table sets forth the net sales and operating income of the steel processing products segment for the periods indicated, as well as the assets of the segment at the end of each period, together with the respective percentages of the Company’s consolidated net sales, total operating income and total assets for, and at the end of, each period.

Net Sales, Operating Income and Assets of the Steel Processing Products Segment

	Year Ended December 31,
	2002			2003			2004
	Amount		% of Consolidated	Amount		% of Consolidated	Amount		% of Consolidated
	(in millions of pesos, except percentages)
Net Sales	Ps	13,940	54.1	Ps	15,450	55.8	Ps	22,778	61.4
Operating Income		1,848	78.9		1,267	82.8		3,204	87.3
Total Assets (at end of period)		20,717	66.0		21,241	67.3		24,840	70.7

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

Steelscape, a subsidiary of IMSA ACERO, supplies galvanized and pre-painted steel products to the construction industry throughout the United States. IMSA ACERO has made significant investments and is in the process of extending its presence to achieve total coverage of the U.S. market in order to consolidate its position as one of North America’s largest suppliers of pre-painted steel for the construction industry.

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

The following table sets forth the Company’s total sales of steel processing products for the period indicated.

Total Sales Volume of Steel Processing Products

	Year Ended December 31,
	2002	2003	2004
	(in thousands of tonnes)
Domestic Sales	1,419.3	1,491.3	1,628.7
Export Sales	627.5	675.4	716.3

Total Sales	2,046.8	2,166.7	2,345.0

Galvanized Flat Steel

The Company believes that, during 2004, it was the largest galvanized flat steel producer in Mexico in terms of production volume, including Galvalume steel products which are marketed under the brand name Zintro-AlumTM (based on information published by CANACERO on galvanized sheet production during 2004 and on internal sales information). Galvalume products are considered to have a high-quality metallic facing because they use a zinc-aluminum-silica alloy coating, which lasts longer and is more resistant to corrosion than normal zinc galvanized steel. The principal domestic and foreign end-users of galvanized flat steel products are the construction, automotive and home appliance manufacturing industries. In particular, the construction market in Mexico is served mainly through in-house fabrication and distribution of different roll formed steel components. The Company markets unpainted zinc galvanized flat steel under the brand name ZintroTM. In addition to its activities in Mexico through IMSA-MEX, the Company also produces and markets galvanized steel products through Steelscape in the United States and through Industria Galvanizadora in Central America.

Pre-painted Flat Steel

The Company believes it is currently the largest producer of pre-painted flat steel in Mexico in terms of sales volume (based on conversations with clients, suppliers and competitors, general knowledge, and the Company’s own estimates using information published by CANACERO on galvanized sheet production in Mexico during 2004). The Company produces and markets pre-painted zinc-galvanized and Galvalume flat steel under the brand names PintroTM and Pintro-AlumTM, respectively, in a variety of colors which, in addition to enhancing the corrosion resistance, adds to the attractiveness of the product. The principal domestic and foreign end-users of pre-painted flat steel are roll formers, prefabricated building product manufacturers, construction materials distributors and appliance manufacturers. In addition to its activities in Mexico through IMSA-MEX, the Company also produces and markets pre-painted steel products through Steelscape in the United States.

Galvanized Steel Shapes

Galvanized steel shapes consist of several galvanized steel products for the construction market, including galvanized steel profiles, which are used in the manufacture of wall studs, purlins, tubes and other shapes, window and door frames, fences, grating and structural members. The Company produces galvanized steel shapes in Mexico through IMSA-MEX and in Central America through Industria Galvanizadora. All of these steel shapes are fabricated at the Company’s steel service centers from its internally produced galvanized sheet steel. At steel service centers, flat galvanized and pre-painted steel may be cut and slit to specific lengths and widths, as well as corrugated in roll-forming machines to produce corrugated deck and roof panels for composite reinforced concrete construction or corrugated roofing panels for rural applications or low income housing.

Cold-Rolled Flat Steel (Full Hard and Annealed and Tempered)

The Company’s cold-rolling mills manufacture high-grade products with accurate gauge control, surface quality and ductility that meet the demands of end-users including internal consumption as full hard cold-rolled flat steel for galvanizing. The Company uses a hydrogen-nitrogen atmosphere in most of its annealing ovens to obtain the high surface cleanliness of the annealed product required for certain applications. The Company produces cold-rolled flat steel in both Mexico and the United States. Domestic and foreign end-users of cold-rolled flat steel include tube makers, steel roll formers and manufacturers of automotive parts, appliances, machinery and equipment, steel strapping and coated steel.

Hot-Rolled Coils and Hot-Rolled Pickled and Oiled Steel

The Company purchases steel slabs to produce hot-rolled coils, generally ranging from 0.075 inches to 0.625 inches in thickness. A sizable part of the Company’s production of hot-rolled steel serves as feedstock for the Company’s cold-rolling operations. The Company’s hot-rolling capability enables it to control the quality of the raw material used in its downstream steel processing operations. By purchasing high quality steel slabs and processing such slabs with process control technology in its hot-rolling mill, such as coil box technology, the Company produces higher quality hot-rolled feedstock with consistent mechanical characteristics. The Company produces hot-rolled coils and hot-rolled pickled and oiled coils in Mexico and is capable of producing these hot-rolled coils and hot-rolled pickled and oiled coils up to 60 inches wide.

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

Sales, Marketing and Distribution

The Company sells its steel processing products domestically and internationally to industrial, construction and commercial customers. In 2004, the Company exported its products to 28 countries. The following table sets forth the domestic and export sales of steel processing products for the periods indicated:

Total Sales of Steel Processing Products by Market

	Year Ended December 31,
	2002		2003		2004
	(in millions of pesos)
Domestic Sales	Ps	8,789	Ps	9,683	Ps	15,016
Exports and Foreign Company Sales		5,151		5,767		7,762

Total	Ps	13,940	Ps	15,450	Ps	22,778

Domestic Sales

Domestic sales of the Company’s steel processing products are made through its distribution network throughout Mexico that includes 15 distribution centers (five of which are also steel service centers). The Company’s distribution centers facilitate access to its products in the market by also stocking standard products. In addition to sales personnel, the distribution centers have administrative and customer service staff and information systems to process customer orders, perform credit verification and approval, carry out invoicing and collection functions and act as customer liaisons. The Company believes that the continuous interaction between its sales force and its customers provides it with valuable market information and sales opportunities. In 2004, the Company’s steel service centers accounted for approximately 77% of the domestic sales of its coated-steel products, which were made to approximately 2,217 customers.

The table below sets forth the domestic volume of steel processing products by type of customer for the periods indicated:

Domestic Volume of Steel Processing Products by Type of Customer

	Year Ended December 31,
	2002	2003	2004
	(in thousands of tonnes)
Industrial	957.3	1,012.1	911.7
Construction and Distributors	462.0	479.2	716.9

Total	1,419.3	1,491.3	1,628.6

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

The table below sets forth the Company’s exports of steel processing products by geographical market for the periods indicated.

Export Volume of Steel Processing Products by Geographical Market

	Year Ended December 31,
	2002	2003	2004
	(in thousands of tonnes)
United States and Canada	530.5	566.2	530.1
Central and South America	97.0	83.5	171.9
Others	0	25.7	14.3

Total	627.5	675.4	716.3

Traditionally, the Company’s principal export market has been the United States. However, the Company also exports to countries in Latin America and to other countries. Exports to the United States serve the commercial, industrial and construction markets. Exports to Latin America primarily serve the industrial and construction markets. The principal export customers in the United States are steel service centers, as well as metal building contractors and manufacturers of building components, mobile homes, heating, ventilation and air conditioning ducts, steel service centers and equipment and other products.

The Company not only exports steel to the United States from Mexico, but since 2000, most of its steel products are marketed from its three production plants on the West Coast of the United States. This is a result of the acquisition of Steelscape in June 2000, which acquired a plant in Richmond, California in 2002 and a painting plant in Fairfield, Alabama at the end of 2004. The Richmond, California plant will be relocated to Shreveport, Louisiana as part of the Company’s project to strengthen its position in the U.S. market.

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

The Company believes that NAFTA and other free trade agreements have resulted in a larger market for the Company’s steel products as many production facilities have been established in Mexico and as foreign direct investment has required steel for new construction. Although the Company does not believe free trade agreements have materially affected competition to date, free trade resulted in price pressures for some products. The Company competes for international sales with many domestic and foreign steel processors, none of which dominate or exert any significant influence on the international markets served by the Company. The Company believes it is competitive in international markets based on the prices and quality of its products.

The main competitors of Steelscape, the Company’s subsidiary on the West Coast of the United States, are California Steel Industries, Inc., USS-POSCO Industries and Precoat Metals.

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

Production Facilities

The Company operates production facilities and service centers in Mexico, the United States and Central America. The Company has one hot-rolling strip mill, four cold-rolling mills, five pickling lines, three surface-cleaning lines, two tension-leveling lines, nine galvanizing lines, seven painting lines, 46 annealing furnaces and 26 rolling lines. See “—Description of Property” below.

The following table sets forth the installed capacities and percentage utilization for the steel processing products segment facilities for the periods indicated.

Installed Capacity and Percentage Utilization for Steel Processing Products(1)

	Year Ended December 31,
	2002		2003		2004
	Capacity	%	Capacity	%	Capacity	%
	(in thousands of tonnes, except percentages)
Hot-Rolled Steel	1500	98	2,200	93	2,200	85
Hot-Rolled Pickled & Oiled Steel	1940	90	1,991	94	2,250	89
Cold-Rolled Flat Steel	1750	90	1,750	92	1,750	90
Galvanized Flat Steel	1700	87	1,780	90	1,710	87
Pre-painted Flat Steel	647	85	652	85	785	83

(1)	Installed capacity at the end of each year in thousands of tonnes per annum. Percent utilization equals actual production divided by installed capacity divided by actual installed capacity through the year, adjusted for product mix.

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

IMSA ACERO, through its APM division, began to operate a new pickling line at the beginning of 2004 to strengthen its position in the automotive market, where it has achieved significant growth. At the end of 2004, the Company began the construction of an acid regenerating plant to minimize waste containment, lowering confinement costs and reducing acid needs. The Company concentrated its capital expenditures on increasing production capacity by eliminating bottlenecks and installing machinery and equipment to add value and specifications to its steel processing. INGASA, IMSA ACERO’s business in Central America, installed new lines to produce Italian and Spanish style roof tile and Losacero sheet, a metallic floor structure system for buildings. In December 2004, Steelscape acquired the assets of the Polymer Coil Coaters Division of Magnatrax Corporation, mainly comprising a continuous steel painting line in Fairfield, Alabama, with the capacity to process 135,000 tonnes per year. This acquisition, which is in line with the Company’s strategy of offering more high value added products, strengthened IMSA ACERO’s position in the North American market.

Raw Materials and Supplies

The Company’s principal raw materials for the manufacture of its steel processing products are slabs of steel, hot-and cold-rolled flat steel coils, zinc and zinc-aluminum alloy lingots. The Company purchases slabs of high-quality steel from major domestic and international steel mills at regular intervals, either in the spot market or pursuant to non-binding purchase agreements. The Company obtains competitive pricing by purchasing steel slabs in large quantities that are efficient for the steel producers. The Company purchases steel slabs from Ispat Mexicana, S.A. de C.V. (“Imexa”) in Mexico, Companhia Siderúrgica de Tubarão and Companhia Siderúrgica Paulista in Brazil, Siderúrgica del Orinoco, C.A. in Venezuela and Novo Lipetsk Met Kombinat in Russia, as well as from other slab producers around the world. The

Company’s five-year agreement with Imexa to supply 75% of its slab requirements terminated in August 2004. On December 15, 2004, the Company, through IMSA ACERO, signed, in association with Gruppo Marcegaglia (Italy), Dongkuk Steel (Korea) and Duferco International (Italy / Switzerland), a 10-year off-take agreement for slab with Corus Group (United Kingdom) through its facility located in Teesside, England. As a result, the Company will have access to 15.4% of the Teesside plant production capacity, which represents approximately 20% of IMSA ACERO’s current and anticipated future slab needs, and will pay over the term of the contract approximately US$46 million plus the direct cost of slab.

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

Net Sales, Operating Income and Assets of the Steel and Plastic Construction Products Segment

	Year Ended December 31,
	2002			2003			2004
	Amount		% of Consolidated	Amount		% of Consolidated	Amount		% of Consolidated
	(in millions of pesos, except percentages)
Net Sales	Ps	8,657	33.6	Ps	9,017	32.5	Ps	10,480	28.3
Operating Income		512	21.9		277	18.1		425	11.6
Total Assets (at end of period)		5,804	18.5		5,870	18.6		6,425	18.3

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

Pursue Additional Opportunities in Manufactured Products

Consistent with its overall strategy of downstream integration to allow the realization of higher margins for its steel products, the Company intends to continue seeking strategic opportunities to introduce new products and develop applications. The Company draws on its manufacturing and distribution experience to pursue further growth opportunities in new markets that the Company services.

Even though some business units have grown organically, the steel and plastic construction products segment has been built primarily through acquisitions and joint ventures. See “—History and Development of the Company” above. The Company has demonstrated over the years the ability to identify, acquire and assimilate complementary companies. The Company will continue to make acquisitions where it believes its ownership and operations will enhance the value of the acquired companies. In addition, the Company will continue to seek strategic alliances with international partners that can contribute new technologies for products to be manufactured and distributed through the Company’s operations in Mexico or internationally distributed through its partners’ network.

Take Advantage of Overlapping Markets and Distribution Channels

The Company believes there are growth opportunities provided by overlapping markets in the Company’s markets and distribution channels for certain steel and plastic construction products. The Company strives to take advantage of such opportunities by increasing customer awareness of the range of its products.

New Product Development

The Company continuously works toward the development of new products to extend both its client base and the applications for which its products may be used. The Company believes that by providing innovative solutions to its clients, it can generate competitive advantages in its markets.

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

Steel Building Products for Roofing, Siding and Steel Deck

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

Sales, Marketing and Distribution

The following table sets forth the total sales of steel and plastic construction products for the periods indicated.

Total Sales of Steel and Plastic Construction Products by Market

	Year Ended December 31,
	2002		2003		2004
	(in millions of pesos)
Domestic Sales	Ps	1,754	Ps	1,786	Ps	2,003
Export and Foreign Company Sales		6,903		7,231		8,477

Total	Ps	8,657	Ps	9,017	Ps	10,480

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

The Company’s principal Mexican competitors in the manufacture of prefabricated steel and foam-insulated panels are Galvak, S.A. de C.V., Fanosa de Baja California, S.A. de C.V. and Metecno Mexico, S.A. de C.V. The Company’s principal competitors in the United States in the insulated metal panels market are Alumashield Industries Inc., Coldmatic and Galvak, S.A. de C.V.

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

	2002		2003		2004
	Capacity	%	Capacity	%	Capacity	%
Steel and Plastic Construction Products:
Steel Processing (2)	559,000	51	652,660	49	661,660	52
Prefabricated Steel and Foam Insulated Panels (3)	6,549	55	6,549	61	6,549	63
FRP Panels (3)	29,900	70	27,860	79	27,450	77
Galvanized steel products (2)	87,919	68	87,919	59	121,331	48
Steel packaging products (2)	37,052	64	24,000	58	30,132	73
Plastic packaging products (2)	1,128	84	2,377	47	3,084	60
Steel Poles (2)	10,000	63	10,000	59	9,600	56

(1)	Percentage utilization equals actual production divided by installed capacity adjusted for product mix.
(2)	Installed capacity in tonnes per annum.
(3)	Installed capacity in thousands of square meters per annum.

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

Capital Expenditures

IMSATEC, through VP Holdings, focused its capital expenditures on adding capabilities to existing facilities in order to expand market potential, both geographically and in product range. Two roll forming lines were installed and modifications were made to existing equipment to offer new trim products for residential applications and to enable the production of architectural roof products. In Europe, Stabilit transferred its operations to a new, modern plant that will enhance its future growth. This plant has a line – the first of its kind in Europe – to produce acrylic panel (a product that offers better light diffusion and a longer useful life than polyester panel). The success of polycarbonate panel in markets in Mexico and Central and South America motivated Stabilit to begin constructing a new plant with a second production line, which is expected to begin operations in the third quarter of 2005. Additionally, Stabilit installed a second line for producing double width polyester panel in the United States to consolidate its position in the trailer caps and campers market. As part of its growth strategy, Metl-Span started the installation of a new manufacturing facility in Las Vegas, Nevada to serve the western United States and Canada. In accordance with its supply strategy, IMSA ITW modernized and increased the capacity of its cold-rolling mill, positioning it to satisfy all of its internal steel needs.

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

Aluminum and Related Products

General

The Company believes that it is currently the largest producer of fabricated aluminum products in Mexico (based on the Company’s general knowledge of the aluminum industry, as well as information gathered from suppliers, clients and competitors) and one of the largest producers of ladders in terms of sales volume in North America (based on information from the National Home Centers News Top 500 Annual Report, the RICHMARK Group, Inc. and customers of the Company). In addition to its Mexican operations, the aluminum and related products segment includes operations in the United States. The United States historically has been the Company’s principal export market for aluminum and related products. In 1998, the Company acquired Alcomex, a manufacturer of industrial aluminum extrusions in Mexico. Also, in 1998, the Company and Emerson Electric, Co. merged their ladder businesses, setting up a new company called Louisville Ladder Group. The operation includes Escaleras and Davidson Ladders, subsidiaries of IMSALUM, and

Louisville Ladder Company, a subsidiary of Emerson Electric, Co. During 2002, IMSALUM closed its Louisville, Kentucky ladder plant and adapted its production equipment in the Monterrey plant in Mexico to manufacture aluminum and fiberglass ladders. By concentrating production in Mexico, IMSALUM increased its productivity and lowered production costs. On January 9, 2004, IMSALUM completed the acquisition of the remaining equity of Louisville Ladder Group. In 2004 IMSALUM finalized the acquisition of Tecnol, a company in Baja California, Mexico, the assets of which are mainly comprised of two extrusion presses and an anodizing line.

The following table sets forth the net sales and operating income of the aluminum and related products segment for the periods indicated, as well as the assets of the segment at the end of each of those periods, together with the respective percentages of the Company’s consolidated net sales, total operating income and total assets for, and at the end of, each of those periods.

Net Sales, Operating Income and Assets of the Aluminum and Related Products Segment

	Year Ended December 31,
	2002			2003			2004
	Amount		% of Consolidated	Amount		% of Consolidated	Amount		% of Consolidated
	(in millions of pesos, except percentages)
Net Sales	Ps	3,170	12.3	Ps	3,234	11.7	Ps	3,817	10.3
Operating Income		175	7.5		199	13.0		219	6.0
Total Assets (at end of period)		2,886	9.2		2,738	8.7		2,942	8.4

Business Strategy

The Company’s business strategy in the aluminum and related products segment is to take advantage of growth opportunities in the aluminum market through the manufacture of a diversified portfolio of fabricated aluminum products. The principal elements of the Company’s strategy are:

Grow in Our Core Markets

The Company will focus resources to consolidate its strong position in core markets, mainly Mexico and the United States, and will continue its commercial strategy to grow in Central America and the Caribbean region via exports through direct sales and sales representatives.

Differentiate from Competitors by Products and Service

The Company continuously works to develop new high specification and value added products, including patented products. Also, the Company’s products have a high brand recognition supported by a marketing strategy to differentiate its products from those of its competitors. The Company believes customer service is a crucial element of its growth strategy and is working toward the goal of achieving excellence in customer service. The Company has established “retail link” information systems in the United States to enable the Company to respond more efficiently to its customers’ orders. The Company supports these activities with flexible manufacturing capabilities in order to meet its customers’ demands.

Achieve Benchmark Target Costs through Continuous Improvement Initiatives

The Company allocates resources to achieve the implementation of benchmark cost levels through its continuous improvement initiative, such as Best Business Practices, 6-Sigma, Lean Manufacturing and other continuous improvement initiatives. The Company is committed to sustaining operational excellence and to meeting customers’ increasing expectations regarding product performance. As part of this commitment, the Company continuously invests in modernizing its manufacturing infrastructure and equipment in order to improve efficiency.

Develop an Organization to Grow Profitably in the Long Term

The Company invests in training and human resource development in order to achieve and sustain its goals to grow profitably in the long term.

Products

The aluminum and related products segment is mainly composed of fabricated aluminum products, consisting of aluminum extrusions; aluminum, fiberglass, steel and wood ladders; and aluminum windows and sliding doors.

The table below sets forth the total sales volume of fabricated aluminum products for the periods indicated.

Total Sales Volume of Fabricated Aluminum Products

	Year Ended December 31,
	2002	2003	2004
	(in tonnes)
Total	47,680	49,799	59,595

Aluminum Extrusions

The Company believes it is the largest aluminum extrusion producer in Mexico in terms of sales volume (based on the Company’s general knowledge of the aluminum industry, as well as information gathered from suppliers, clients and competitors). Aluminum extrusions consist of aluminum profiles obtained by extruding heated aluminum billet in an extrusion press. The Company sells a portion of its aluminum extrusions and further processes the remainder to produce ladders, windows and sliding doors. Aluminum extrusions are sold to a wide array of industries and used in a variety of applications, including construction applications such as windows, doors, curtain walls and other architectural end products, and in the manufacture of industrial products such as ladders (which are manufactured by the Company). As of December 31, 2004, the Company had an aluminum extrusion capacity of approximately 70,000 tonnes per year, of which over 33% was further manufactured into finished products. All of the Company’s aluminum extrusion products comply with or exceed the applicable specifications of the American Society for Testing and Materials.

Ladders

The Company manufactures and distributes an extensive line of aluminum, fiberglass, steel and wood ladders for industrial and retail markets. Aluminum, fiberglass, steel and wood ladders are manufactured in industrial, commercial and household grades. The Company also manufactures folding wood attic stairways. The Company’s aluminum, steel and fiberglass ladders comply with the specifications of the countries to which the products are exported, including the American National Standards Institute (ANSI) in the United States, the Canadian Standards Association and the European Standard (EN 131-1) for Europe.

Windows and Doors

The Company manufactures prefabricated aluminum windows and sliding doors. Aluminum windows, made from extrusions produced by the Company, are manufactured in a variety of grades, ranging from simple mill finish windows for the low income housing market to anodized or painted windows for the high-end residential and commercial construction markets in Mexico and the United States. Aluminum sliding doors, also made from extrusions manufactured by the Company, are manufactured in a variety of grades. Products exported to the United States comply with the specifications of the American Architectural Manufacturers Association (AAMA).

Sales, Marketing and Distribution

The following table sets forth the total sales of aluminum and related products for the periods indicated.

Total Sales of Aluminum and Related Products by Market

	Year Ended December 31,
	2002		2003		2004
	(in millions of pesos)
Domestic Sales	Ps	1,498	Ps	1,593	Ps	1,747
Export and Foreign Company Sales		1,672		1,641		2,070

Total	Ps	3,170	Ps	3,234	Ps	3,817

Domestic Sales

Distribution of aluminum and related products is made through three distribution channels: direct sales, sales to distributors and retail sales. Direct sales to major industrial or institutional customers (including government agencies), to independent distributors and to retailers are generally shipped from the manufacturing plant.

Aluminum extrusions are sold to wholesalers, retailers and industrial customers, including specialty construction contractors such as installers of windows and curtain walls. They are also used for the manufacture of the Company’s other products. The Company makes retail sales of certain aluminum products, principally extrusions, through the Company’s Tiendas Alutodo stores. Tiendas Alutodo is a chain of 22 full-line aluminum product retail outlets serving aluminum installers in Mexico.

Export and Foreign Company Sales

The United States historically has been the Company’s principal export market for aluminum and related products. Exports to the United States consist of ladders, aluminum extrusions and aluminum windows. While the United States continues to be the most important export market for the aluminum and related products segment in terms of volume, the relative importance of export sales to non-U.S. customers has increased. Exports to the Caribbean and Central America consist primarily of ladders and extrusions. Foreign company sales include ladders sold in the United States.

IMSALUM distributes its products through the Company’s own channels and through independent sales representatives. Certain large institutional accounts are serviced directly by regional sales managers. A significant portion of the Company’s ladders are sold in the United States directly to home improvement centers and mass merchandisers such as department stores. The Company’s windows are sold in the United States through independent sales representatives and the Company’s sales force.

Competition

The principal factors affecting competition in the aluminum and related products industry are price, quality, design and engineering capabilities, technology, timely delivery, new product development and overall customer service. The Company faces significant domestic and foreign competition within the aluminum and related products segment. The Company’s main Mexican competitors in aluminum extrusions are Valsa, S.A. de C.V., Indalum, S.A. de C.V., Extrusiones Metálicas, S.A. de C.V. and Productos Nacobre, S.A. de C.V. The Company believes it enjoys a competitive advantage over its Mexican competitors due to its vertical integration, design and engineering capabilities, proprietary technology, broad product line and excellent customer service. Some of the Company’s competitors outside of Mexico are large companies that may have greater financial resources than the Company.

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

The Mexican and U.S. ladder markets are highly competitive and concentrated. Competitors in the manufacture of ladders include Escalumex, S.A. de C.V., and Productos Nacobre, S.A. de C.V. in Mexico and Werner Holding Co., Green Bull, Inc. and imports in the United States.

Production Facilities

The Company emphasizes quality and has achieved significant productivity gains by implementing 6-Sigma programs and improving manufacturing procedures at most of its manufacturing facilities. See “The Company—Description of Property” below.

The following table sets forth the installed capacities and percentage utilization for the aluminum and related products segment facilities for the periods indicated.

	Installed Capacity and Percentage Utilization For Principal Aluminum and Related Products (1)
	2002		2003		2004
	Capacity	%	Capacity	%	Capacity	%
Aluminum Products (2)	60.0	80	60.0	83	70.0	85

(1)	Percentage utilization equals actual production divided by installed capacity.
(2)	Installed capacity in thousands of tonnes per annum.

Research and Development

Because the aluminum segment is a technologically mature industry, the Company does not generally dedicate significant resources to product development. The Company’s engineering staff, however, is engaged in an ongoing product development effort that often involves working closely with the Company’s customers.

Capital Expenditures

In the aluminum and related products segment, the Company plans to undertake several capital expenditure projects intended to modernize facilities, reduce costs, improve production quality and increase capacity.

In January 2004 IMSALUM acquired Emerson Electric’s interest in its ladder business. The Company also duplicated its extension ladder production capacity in order to satisfy more effectively the contract expansions that it began to supply in 2004. IMSALUM finalized the acquisition of Tecnol, a company in Baja California, Mexico, the assets of which are mainly comprised of two extrusion presses and an anodizing line. IMSALUM expanded its casting capacity to produce aluminum lingot so as to increase its own supply of raw materials; it also reduced its dependence on third-party suppliers by duplicating anodizing capacity at its Monterrey, Mexico plant.

Raw Materials and Suppliers

The principal raw materials for aluminum extrusions are aluminum lingot and aluminum scrap. The Company purchases aluminum lingot from international traders at international market prices and aluminum scrap from scrap brokers. Aluminum represents approximately 46% of the cost of sales of fabricated aluminum products. Most of the finished aluminum products manufactured by the Company use internally produced aluminum extrusions. As with steel, aluminum is also subject to open market fluctuations, and therefore the price of aluminum may be volatile. The Company enters into fixed contracts with respect to the sale of some of its aluminum products. In order to reduce the impact of any increases in the price of aluminum, the Company enters into forward transactions pursuant to which the Company agrees to buy part of its aluminum needs in the future at a fixed price.

The Company

Continuous Improvement and 6-Sigma

Continuous Improvement is a strategy developed to improve systematically all business processes in order to increase customer satisfaction, improve quality, reduce costs and optimize cash-flow. The strategy is based on the DMAIC methodology (Define, Measure, Analyze, Improve, Control) and is developed according to the 6-Sigma organizational structure. In the Company’s Continuous Improvement strategy, each business unit has to achieve targeted annual savings.

6-Sigma is a systematic methodology that utilizes information (management by facts) and statistical analysis to measure and improve a company’s operational performance, practices and systems by identifying and preventing variability in its processes. The goal of 6-Sigma is to increase profits by eliminating variability, defects and waste which undermine customer loyalty.

As of March 2005, the Company had 1,100 employees trained in 6-Sigma methodology, of whom 110 were Black Belts, who dedicate all of their time to major process improvement projects; 690 were Green Belts, who spend part of their time in smaller projects; and 300 were executives trained to give support and ensure the success of the projects. The

Company intends to train another 25 Black Belts and 50 Green Belts during 2005. Additionally, more than 9,000 employees were introduced to the methodology through a one-day seminar. As of March 2005, the Company was carrying out 220 major projects and 600 minor projects. The implementation of 6-Sigma has already resulted in significant savings and further benefits are expected to be obtained when current projects are completed. During 2005, additional training will be provided to introduce the Lean Methodology, which provides a set of tools to eliminate waste in the value stream of a family of products produced at a facility or by a company. (By value stream we mean the sequence of processes or activities required to bring a product or service from concept to raw materials to the customer, including all value added and non-value added actions or steps. It includes knowledge (information) flow as well as product/service flow.) The Lean Methodology helps to reduce lead time and inventories and to focus on the value as specified by the customer.

Information Technology (IT)

The use of IT permeates all levels of the organization. Manufacturing process conditions and production output are automatically monitored and controlled at most of the company’s production lines while integrated ERP systems assist the organization in keeping track of daily business operations. Transactions with customers and vendors are tied into the Company’s supply chain through the use of Internet-based information systems, reducing distribution and manufacturing costs and ensuring adequate service levels.

Early adoption of technologies such as digital signature – new to the Mexican fiscal regulatory environment – as well as Radio Frequency Identification (RFID) will further help in lowering costs incurred in the exchange of transactional documentation and the storage, shipment and delivery of goods to customers.

The safeguarding of information and digital assets is a priority among the Company’s divisions. Internal control frameworks and the use of technologies such as biometrics enhance the Company’s capabilities to detect and deter unauthorized access to sensitive business data.

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

The Company owns various trademarks, some of the most important being IMSATM, ZintroTM, PintroTM, True ZincTM, MultypanelTM, Metl-SpanTM, CuprumTM, DavidsonTM, LouisvilleTM, PolylitTM, AcrylitTM, EleganzaTM, FormetTM, Varco Pruden BuildingsTM, ASC PacificTM, GlasteelTM, MakrolonTM, OpalitTM, ResoliteTM, GlaslinerTM, SteelinerTM, SteelwallTM, SteelroofTM, SteelpanTM, EliteTM, VenettiaTM, EuroventTM, PanoramaTM, OptimaTM, ApexTM, MagnusTM, TenaxTM, ContraxTM, WonderTM. Some of these trademarks are registered in Mexico and all of them are registered in all countries in which the corresponding product is marketed.

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

Description of Property

The Company has a total of 48 plants located in 6 countries across the Americas and Europe (18 in Mexico and 30 abroad). The following chart presents a breakdown of the Company’s plants in Mexico as of December 31, 2004 with their respective locations:

Subsidiary	Number of Plants	Location of Plant	Owned or Leased
Steel Processing Products
IMSA-MEX	3	San Nicolás de los Garza, Mexico	Owned
		Monclova, Mexico	Owned
		Monterrey, Mexico	Owned

Steel and Plastic Construction Products
Forjas Metálicas	2	Ecatepec, Mexico	Owned
		San Nicolás de los Garza, Mexico	Owned
Multypanel	1	Ciénega de Flores, Mexico	Owned
Valmont-Formet	1	Ciénega de Flores, Mexico	Owned
Stabilit	2	García, Mexico	Owned
		Tlalnepantla, Mexico	Owned

IMSA ITW	3	Ciénega de Flores, Mexico (2 plants)	Owned
		San Nicolás de los Garza, Mexico	Owned
IMSA Varco Pruden	1	Ciénega de Flores, Mexico	Owned

Aluminum and Related Products
Cuprum	5	San Nicolás de los Garza,	Owned
		Mexico (2 plants)
		San Pedro Garza García, Mexico	Owned
		Tijuana, Mexico	Leased
		Tlalnepantla, Mexico	Owned

Total	18

The following chart presents a breakdown of the Company’s plants located outside of Mexico as of December 31, 2004, with their respective locations.

Subsidiary	Number of Plants	Location of Plant(s)	Owned or Leased
Steel Processing Products
Industria Galvanizadora	1	Guatemala City, Guatemala	Owned
Steelscape, Inc.	4	California, USA (2 plants)	Owned
		Washington, USA	Owned
		Alabama, USA	Owned

Steel and Plastic Construction Products
Stabilit America Inc `	1	Tennessee, U.S.A.	Leased
Stabilit Europa	1	Barcelona, Spain	Leased
Metl Span	3	Texas, U.S.A. (2 plants) Virginia, U.S.A.	Owned Owned
Varco Pruden Buildings	8	Alabama, U.S.A. Arkansas, U.S.A. California, U.S.A. Missouri, U.S.A. North Carolina, U.S.A. Ohio, U.S.A. Tennessee, U.S.A. Wisconsin, U.S.A.	Owned Owned Owned Owned Owned Owned Owned Owned
ASC Profiles (formerly IBP)	8	Alaska, U.S.A. California, U.S.A. California, U.S.A. Oregon, U.S.A. Texas, U.S.A. Utah, U.S.A. Washington, U.S.A. Washington, U.S.A.	Owned Owned Leased Owned Leased Owned Owned Leased
Grupo Imsa Chile	3	Santiago, Chile (2 plants)	Owned
		Talcahuano, Chile	Owned

Aluminum and Related Products
Louisville Ladder Group	1	Tennessee, U.S.A.	Leased

Total	30

The Company also owns and leases a number of other properties which are used as warehouses, distribution sites, processing facilities, office space or sites for facilities to be opened in the future. The Company believes that its facilities are suitable and adequate for the business conducted therein.

The Company’s productive capacity and extent of utilization of: (i) Steel Processing Products; (ii) Principal Steel and Plastic Construction Products; and (iii) Principal Aluminum and Related Products, may be found in the corresponding tables above.

Item 5.        Operating and Financial Review and Prospects

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

The Mexican Institute of Public Accountants (“IMCP”) has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, Bulletin B-12, “Statement of Changes in Financial Position”, and Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Subsidiaries” (see Notes 2.b and 3.a to the Consolidated Financial Statements) which outline the inflation accounting methodology that is mandatory for all Mexican companies reporting under Mexican GAAP. The Third Amendment to Bulletin B-10, which has been effective since January 1, 1990, requires that all financial information be presented in constant pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet presented. The presentation of financial information in constant pesos is intended to recognize certain effects of inflation on the financial statements and to permit comparisons between comparable periods in comparable monetary units. Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this annual report have been restated in constant pesos with purchasing power as of December 31, 2004. References in this annual report to “constant” amounts are to inflation-adjusted numbers and to “nominal” amounts are to unadjusted numbers. Unless otherwise specified, all growth rates in the following discussion are stated in constant terms. Bulletin B-10 also requires that the Company restate non-monetary assets to current replacement cost in the case of inventories. Effective January 1, 1997, in accordance with the Fifth Amendment to Bulletin B-10 issued by the IMCP, property, plant and equipment are stated at the lower of use value or indexed value; with respect to fixed assets of Mexican origin, indexed value is measured by the NCPI, whereas equipment of foreign origin is restated by means of indices of the country of origin and translated at the exchange rate at the date of restatement. The NCPI and indices of the countries of the Company’s foreign subsidiaries are being applied to restate other non-monetary assets, non-monetary liabilities and the components of stockholders’ equity.

Overview

Grupo Imsa, a diversified industrial company, operates in three core businesses: IMSA ACERO (steel processed products); IMSATEC (steel and plastic construction products); and IMSALUM (aluminum and related products). The Company operates manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America. Prior to August 2004, the Company, through its wholly-owned subsidiary, ENERMEX, also operated in the automotive batteries and related products industry. On August 10, 2004, the Company exited the automotive battery business by selling all of its interest to Johnson Controls.

In July 2004, Grupo Imsa and Johnson Controls, Inc. (“Johnson Controls”) reached an agreement for Grupo Imsa to sell its participation in its automotive batteries and related products business to Johnson Controls, its minority partner since 1998, for US$525 million, including US$450.2 million in cash and the absorption of debt in the amount of US$74.8 million by Johnson Controls. The proceeds were used primarily for debt repayment.

In accordance with an interpretation of existing accounting guidance, Grupo Imsa booked the transaction as a capital operation because it was transacted between majority and minority shareholders in a joint venture. The Company recorded Ps 3,228 million directly as retained earnings in stockholders’ equity, net of the deferred income tax effect. On its balance sheet and in its statement of operations, Grupo Imsa recorded the divestiture as a discontinued operation, presented separately from continuing operations. Consolidated financial statements for the years ended December 31, 2003 and 2002 have been reclassified to conform their presentation to that of December 31, 2004.

	2004 (1)		2003		2002
Net sales of discontinued operations	Ps	3,068	Ps	5,060	Ps	4,788
Costs and expenses		2,576		4,073		4,390
Income taxes and employees’ profit sharing		175		349		189

Net income of discontinued operations	Ps	317	Ps	638	Ps	209

(1)	January 1 to July 31, 2004.

The Company’s 2004 sales totaled US$3,291, 40.0% above the previous year.

The Company acknowledges that its companies operate in a global marketplace; therefore, an important effort is made to continue to be a flexible organization that can adapt to changing market conditions. Consequently, the Company has adopted a philosophy of continuous change and improvement based on methods such as 6-Sigma.

An overview of results, expectations for 2005 and major projects is explained for each business segment:

IMSA ACERO

In 2004, international steel prices soared as a result of the scarcity of raw materials to produce steel in a growing market.

During the first quarter of 2005, international steel prices decreased and steel demand in Mexico softened, particularly in the construction industry. IMSA ACERO’s results were affected because the cost of steel inputs increased as a consequence of inventories and raw materials purchased in advance at higher costs, combined with a decline in steel prices for some products and lower volumes. 2004 was an exceptional year for IMSA ACERO and expectations are that 2005 results will normalize at lower levels mainly as a result of a lower spread between final product prices and raw materials costs.

IMSATEC

IMSATEC benefited from increased economic activity during 2004 for an important portion of its markets, which resulted in higher economies of scale that combined with lower operating expenses to improve results for the year despite significant increases in prices for raw materials, particularly steel, that negatively affected gross margin. IMSATEC expects improved results in 2005 and expects to participate in a market with more stable raw material costs, mainly steel, which should allow it to adjust prices in order to reflect the new cost structure, and also expects to increase its sales volume as a result of growing markets for its products.

IMSALUM

The average price of aluminum in 2004 was 20% higher than the average price in 2003. This increase affected IMSALUM’s gross margin. However an increase in sales volume and lower operating expenses resulted in operating profit growth for the year. In 2005, a more stable aluminum market and higher volumes are expected, which should combine with benefits obtained from Continuous Improvement initiatives that will be consolidated during the year. This market is expected to allow for price correction initiatives in order to improve IMSALUM’s gross margin and overall results.

General

Growth Through Investments and Acquisitions

The Company has grown through a series of strategic acquisitions, joint ventures and other strategic initiatives (including capital expenditures) aimed at expanding and diversifying the Company’s products and markets.

In the steel processing segment, after acquiring Industria Galvanizadora in 1997, a galvanizing and painting steel plant from AHMSA in 1999 and Steelscape in 2000, and certain assets of Pinole Point Steel from Material Sciences Corporation in 2002. In December 2004, IMSA ACERO acquired certain assets from Magnatrax Corporation, consisting primarily of an industrial continuous steel painting line in Fairfield, Alabama. The Magnatrax Corporation transaction gave IMSA ACERO 135,000 tonnes per year of additional pre-painted steel capacity. IMSA ACERO has concentrated the plant’s production capacity in pre-painted steel. In 2003, IMSA ACERO merged IMSA and APM into a new entity called IMSA-MEX that now controls IMSA ACERO’s operations in the Mexican market.

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

In January 2004, IMSALUM completed the acquisition of the remaining 49% of the equity of Louisville Ladder Group from Emerson Electric Co. Also in 2004, IMSALUM finalized the acquisition of a company in Baja California, Mexico, the assets of which are mainly comprised of two extrusion presses and an anodizing line.

The Company has invested significantly in its operations to position itself for future growth and profitability and believes that the financial impact of these investments has yet to be fully reflected in the Company’s results of operations.

Level of Export and Foreign Company Sales

In 2002, 2003 and 2004, export and foreign company sales accounted for 53.3%. 52.9% and 49.4% of total net sales of the Company, respectively. In 2002, 2003 and 2004, exports from Mexico accounted for 3.5%. 5.6% and 6.2% of total net sales of the Company, respectively.

Vertical Integration

The principal raw materials used by the Company are commodity items such as steel slab, hot- and cold-rolled flat steel coil and, to a lesser extent, and aluminum. During 2002, 2003 and 2004, these raw materials represented 47%, 51% and 67%, respectively, of the Company’s consolidated cost of sales. To reduce its cost of these raw materials and to insulate the Company from fluctuations in the cost of hot- and cold-rolled flat steel coil and lead, the Company has followed a strategy of becoming more vertically integrated without producing steel. The Company has achieved upstream integration in its steel processing products segment through the acquisition of a hot strip mill and additional cold-rolling capacity. The Company has achieved upstream integration in its aluminum and related products segment through additional aluminum casting capacity. Over time, the Company has broadened its range of downstream, vertically integrated products in each of its steel processing products, aluminum and related products and steel and plastic construction products segments.

The Company is a partially vertically integrated steel processor and, therefore, management believes its gross margin is not as sensitive as that of a primary steel producer to the cyclicality of prices of raw materials and to variations in the realized sales prices of products. The net sales of the Company’s steel processing products are greatly impacted by the net tonnes shipped, prices of its products, mix of products and mix of its markets (domestic or export and commercial or industrial).

Seasonality

Steelscape, Varco Pruden Buildings and ASC Profiles experience seasonality, with stronger sales in the summer and spring and reduced sales in the autumn and winter. The products of these subsidiaries are directed to the construction industry, which commonly slows down during cold weather. The Company’s other products do not experience significant seasonal fluctuations.

Results of Operations

Consolidated Results of Operations

The following table sets forth certain financial data from the Company’s consolidated statements of operations expressed as a percentage of net sales.

	Year Ended December 31,
	2002	2003	2004
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	79.3	83.5	81.8
Gross Margin	20.7	16.5	18.2
Selling, General and Administrative Expenses	11.6	11.0	8.3
Operating Income	9.1	5.5	9.9

2004 Compared to 2003

Increased sales volumes and higher prices in the Company’s main businesses resulted in a 33.8% increase in net sales in 2004 as compared with 2003. Domestic sales grew 43.7% as a result of an increase in the sales volumes and higher prices in the three business segments, particularly at IMSA ACERO as a result of the dynamism of the global steel industry. Increased sales volumes and higher prices, mainly at IMSA ACERO and IMSALUM, resulted in 2004 foreign sales rising 25.0% and representing 49.4% of total revenues. Gross profit grew 46.7% in 2004, with gross margin improving from 16.5% in 2003 to 18.2% in 2004. The increase in gross profit and improved gross margin was mainly attributable to a temporary increase in the margin between the cost of raw materials and final product prices at IMSA ACERO, as well as economies of scale and efficiency-increasing initiatives in all three business segments. Operating expenses rose only 0.2% despite a 33.8% sales growth, therefore, operating expenses as a percent of sales fell from 11.0% in 2003 to 8.3% in 2004. This reduction in operating expenses as a percent of sales reflects the Company’s efforts to increase efficiency, as well as economies of scale resulting from greater sales. Operating income in 2004 was 139.6% above that of 2003, and operating margin improved from 5.5% in 2003 to 9.9% in 2004.

2003 Compared to 2002

Increased sales volumes in the Company’s main business segments and the higher average foreign exchange rate resulted in a 7.5% increase in net sales in 2003 as compared with 2002. Domestic sales grew 8.5% as a result of an increase in the sales volumes of IMSA ACERO and IMSALUM. Increased sales volumes for IMSA ACERO and a higher foreign exchange rate resulted in 2003 foreign sales rising 6.7% and representing 52.9% of total revenues. Gross profit fell 13.9% in 2003, with gross margin declining from 20.7% in 2002 to 16.6% in 2003. The reduction in gross profit and reduced gross margin was attributable to increases in cost of the main raw materials used by IMSA ACERO and IMSATEC, which were not completely reflected in product prices. Operating expenses rose 2.3% as a result of increased sales. However, operating expenses as a percent of sales fell from 11.6% in 2002 to 11.0% in 2003. This reduction in operating expenses as a percent of sales reflects the Company’s efforts to increase efficiency, as well as economies of scale resulting from greater sales volumes. Operating income in 2003 was 34.6% below that of 2002, and operating margin declined from 9.1% in 2002 to 5.5% in 2003. These reductions were also attributable to cost increases not being completely reflected in product prices.

Steel Processing Products Results

The following table sets forth selected operating data for the steel processing products segment for the periods presented.

	Year Ended December 31,
	2002		2003		2004
	(in millions of pesos, except percentages)
Net Sales	Ps	3,940	Ps	15,450	Ps	22,778
Cost of Sales		11,003		13,065		18,316
Gross Profit		2,937		2,385		4,462
Gross Margin		21.1%		15.4%		19.6%
Selling, General and Administrative Expenses		1,089		1,118		1,258
Operating Income		1,848		1,267		3,204
Operating Margin		13.3%		8.2%		14.1%

2004 Compared to 2003

IMSA ACERO’s sales volume reached historically high levels in 2004, rising 8.2% year–over–year to 2,345,000 tonnes. Domestic shipments grew 9.2%, while foreign sales volume increased 6.2%. The international steel market was very dynamic in 2004, with demand growing significantly as a result of a recovery of world economies. This effect combined with a shortage of some of the industry’s main inputs to produce a very pronounced increase in international steel prices. During 2004, IMSA ACERO continued to successfully penetrate new market niches which, on top of the improvement in the global steel industry, served to raise IMSA ACERO’s sales volume.

IMSA ACERO’s revenues rose 47.4% year-over-year in 2004. Domestic sales grew 55.1%, while foreign sales were up 34.6% year-over-year and represented 34.1% of total revenues. The growth in IMSA ACERO’s revenues reflects an increase in sales volume and substantially higher prices.

Operating income for 2004 grew 152.9%. Operating margin was 14.1% in 2004, compared to 8.2% in 2003. In 2004, the cost of IMSA ACERO’s main raw materials – such as steel, zinc, aluminum and energy – rose but the Company was able to reflect the higher costs in the prices of its final products in a timely fashion. In fact, for part of the year, IMSA ACERO temporarily increased the margin between the cost of its raw materials and the price of its final products because of existing inventories and because during the period in which steel prices continued to rise in the international marketplace, the Company received raw materials at prices that had been contracted in advance. Additionally, economies of scale and efficiency-increasing initiatives contributed to improved results, with operating expenses as a percent of sales declining year-over-year.

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

The cancellation ahead of schedule of U.S. steel tariffs – which had been established under Section 201 of the U.S. Trade Act – did not affect steel prices in North America because of the strong worldwide demand and the weakness of the U.S. dollar. During 2003, IMSA ACERO continued successfully to penetrate new market niches which, combined with the improvement in the global steel industry which benefited foreign sales, served to raise IMSA ACERO’s sales volume. IMSA ACERO’s 2003 revenues rose 10.8% compared to 2002. Domestic sales grew 10.2%, while foreign sales were up 12.0% and represented 37.3% of total revenues. The growth in IMSA ACERO’s revenues reflects both an increase in sales volume and higher prices.

Operating income for 2003 declined by 31.4%. Operating margin was 8.2% in 2003, compared to 13.3% in 2002. In 2004, the cost of IMSA ACERO’s main raw materials – such as steel, zinc, aluminum and energy – rose, but the cost increases were not totally reflected in the price of its products. However, operating expenses as a percent of sales declined year-over-year, as a result of Company-wide efficiency initiatives and economies of scale associated with greater sales volume, reducing the impact of higher raw material costs on IMSA ACERO’s operating results.

Steel and Plastic Construction Products

The following table sets forth selected operating data for the steel and plastic construction products segment for the periods presented.

	Year Ended December 31,
	2002		2003		2004
	(in millions of pesos, except percentages)
Net Sales	Ps	8,657	Ps	9,017	Ps	10,480
Cost of Sales		6,916		7,479		8,881
Gross Profit		1,741		1,538		1,599
Gross Margin		20.1%		17.1%		15.3%
Selling, General and Administrative Expenses		1,229		1,261		1,174
Operating Income		512		277		425
Operating Margin		5.9%		3.1%		4.1%

2004 Compared to 2003

Non-residential construction in Mexico and the United States recovered slightly in 2004, increasing sales volumes for IMSATEC’s main businesses. IMSATEC’s annual revenues rose 16.2%. Domestic sales were 12.2% above the previous year’s, while foreign sales increased 17.2% and represented 80.9% of total revenues. This growth was largely a result of increased sales volumes for the main IMSATEC businesses, combined with higher prices for their products reflecting an increase in the international cost of their main raw materials, such as steel and plastic.

Operating income rose 53.4% in 2004. Operating margin improved from 3.1% in 2003 to 4.1% in 2004. The growth in operating income reflects increased sales, the ability to pass on a large part of the rise in input prices, the generation of economies of scale from IMSATEC businesses’ increased activity and the redoubling of efforts with continuous improvement programs to optimize operations, adapt the organization to market conditions, reduce expenses and raise efficiency.

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

Aluminum and Related Products

The following table sets forth selected operating data for the aluminum and related products segment for the periods presented.

	Year Ended December 31,
	2002		2003		2004
	(in millions of pesos, except percentages)
Net Sales	Ps	3,170	Ps	3,234	Ps	3,817
Cost of Sales		2,513		2,569		3,144
Gross Profit		657		665		673
Gross Margin		20.7%		20.6%		17.6%
Selling, General and Administrative Expenses		482		466		454
Operating Income		175		199		219
Operating Margin		5.5%		6.2%		5.7%

2004 Compared to 2003

Aluminum extrusion sales volume grew 21.7% in 2004, reflecting growth in the Mexican construction industry and new contracts to supply ladders to large U.S. retailers. IMSALUM’s total revenues grew 18.0% in 2004. Domestic sales rose 9.7%, while foreign sales increased 26.1% and represented 54.2% of total revenues. The growth in domestic sales reflects an increase in extrusion sales because of the improvement in the construction industry. The upswing in foreign sales was a consequence of increased ladder sales, reflecting the combination of a more dynamic U.S. market, new supply contracts with commercial chains in the United States and a rise in exports to nations such as Canada and the United Kingdom. Also, final product prices were higher as a result of increases in the cost of aluminum.

Operating income was 10.1% above that of 2003. Operating margin increased from 6.2% in 2003 to 5.7% in 2004. The improvement in results reflects the company’s efforts to increase efficiency, with initiatives to reduce costs and expenses, and 6-Sigma projects continuing to produce positive results. In 2004 the average price of aluminum was 20%

higher year-over-year, affecting gross margin which fell from 20.6% in 2003 to 17.6% in 2004. However, this effect was offset by a significant reduction in operating expenses as a percent of sales, which fell from 14.4% in 2003 to 11.9% in 2004.

2003 Compared to 2002

Aluminum extrusion sales volume grew 4.4% in 2003, reflecting an increased volume in both domestic and foreign markets because of an upswing in residential construction. IMSALUM’s total revenues grew 1.8% in 2003. Domestic sales rose 5.9%, while foreign sales declined 1.9% and represented 50.8% of total revenues. The growth in domestic sales reflects the increase in extrusion and window sales due to an increase in demand from the residential construction industry and the higher exchange rate. The reduction in foreign sales was a consequence of reduced ladder sales because of the difficult market conditions in the United States and increased competition from Asian imports.

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

Integral Financing Cost, Net

Pursuant to Mexican GAAP, statements of operations are required to present all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, all such effects are included under “Integral Financing Cost, Net and include: (i) interest earned on cash and temporary investments; (ii) interest paid on borrowed funds; (iii) foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and (iv) losses resulting from holding monetary assets exposed to inflation net of gains resulting from having monetary liabilities adjusted for inflation. Integral financing cost related to and incurred during the construction or the installation of fixed assets may be capitalized under Mexican GAAP. Such integral financing cost related to construction projects includes interest costs and foreign exchange losses generated from debt denominated in foreign currencies net of the related monetary gain.

The following table sets forth the components of net integral cost of financing for each of the periods indicated.

	Year Ended December 31,
	2002		2003		2004
	(in millions of pesos)
Interest Expense	Ps	418	Ps	338	Ps	342
Interest Income		(76)		(35)		(59)
Foreign Exchange Loss		1,077		737		25
Gain from Monetary Position		(436)		(322)		(291)

Integral Financing Cost, Net	Ps	983	Ps	718	Ps	17

2004 Compared to 2003

Grupo Imsa reported an integral financing cost of Ps 17 million in 2004, compared to a cost of Ps 718 million in 2003. This change reflects a reduction in foreign exchange loss from Ps 737 million in 2003 to Ps 25 million in 2004, as a consequence of the Mexican peso depreciating 8.4% vis-à-vis the U.S. dollar in 2003, but only 0.3% in 2004. The 5.2% inflation rate in 2004 produced a gain from monetary position of Ps 291 million, compared to Ps 322 million the previous year. Interest expense remained essentially unchanged year-over-year. The Company reduced its debt considerably in the second half of the year as a result of the prepayment of a significant part of bank debt using the funds generated by the sale of the automotive battery business. However, as a result, the Company reported expenses related to the unamortized debt issuance costs, which were expensed in 2004 upon the extinguishment of the debt rather than over the original term of the debt.

2003 Compared to 2002

The Company reported an integral financing cost of Ps 718 million in 2003, compared to a cost of Ps 983 million in 2002. This change reflects the foreign exchange loss declining from Ps 1,077 million in 2002 to Ps 737 million in 2003, as a consequence of the Mexican peso depreciating 13.0% vis-à-vis the U.S. dollar in 2002, but only 8.4% in 2003. The 4.0% inflation in 2003 produced a gain from monetary position of Ps 322 million, compared to Ps 436 million the previous year. In addition, interest expense fell 19.1% in 2003, reflecting the decline in the LIBOR reference rate, to which almost all of the Company’s debt is indexed, and the contracting of loans with lower spreads over LIBOR.

Other Expenses, Net

In 2004, Grupo Imsa reported net other expenses of Ps 161 million, largely from the amortization of this year’s portion of the acquisition of companies above book value over the past years and the disposal of certain fixed assets by some Grupo Imsa businesses.

Income Taxes and Employee Profit Sharing

Grupo Imsa and its Mexican subsidiaries file a consolidated annual income tax return (ISR) and tax on assets (IMPAC) return in the proportion in which the holding company owns the voting stock of its subsidiaries at the balance sheet dates. Beginning on January 1, 2002, the proportion was calculated based on the daily average equity participation that the holding company maintains in each of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Starting January 1, 2005, that percentage was modified to consolidate at 100% of the ownership proportion. Provisional income tax and tax on assets payments of Grupo Imsa and its subsidiaries are made on an individual basis.

In accordance with Mexican tax law, the Company is subject to ISR and IMPAC, which take into consideration the taxable and deductible effects of inflation. The ISR rate was 33% in 2004, 34% in 2003 and 35% in 2002. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

The provisions for ISR and employee profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carry-forwards. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized. Tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented with deferred income taxes.

The principal amendments to the ISR and IMPAC laws issued on December 1, 2004, effective as of fiscal year 2005, were as follows: a) the ISR rate will be reduced to 30% in 2005, 29% in 2006 and 28% in 2007 and thereafter; b) for income tax purposes, cost of sales will be deducted instead of inventory purchases; c) in 2005, an option was established to accumulate inventories at December 31, 2004, over a period from four to 12 years determined in conformity with the respective tax rules; when opting to accumulate inventories, the unamortized balance of inventories under Rule 106 and tax loss carry-forwards must be deducted from the inventory balance; the cost of sales for inventories may be deducted as inventories are sold; d) as of 2006, the employee statutory profit sharing paid will be fully deductible; e) the deduction or accrual of the effect of inflation is now applicable to all monetary assets and liabilities, and f) bank liabilities and liabilities to foreign entities must be included in the determination of the IMPAC taxable base.

The provisions for income taxes and employees’ profit sharing are as following (in millions of pesos):

	2002		2003		2004
Income Taxes:
Domestic:
Current	Ps	157	Ps	101	Ps	45
Deferred		74		42		855
Effect of change in statutory rate on deferred income tax		(108)		—		(386)
Foreign:
Current		59		54		230
Deferred		—		(31)		9

	Ps	182	Ps	166	Ps	753

Employee’s profit sharing current	Ps	58	Ps	26	Ps	13

To determine deferred ISR at December 31, 2004, the Company applied the different tax rates that will be in effect beginning in 2005 to temporary differences according to their estimated reversal dates. The result derived from applying the different tax rates is shown in the table above under Effect of change in statutory rate on deferred income tax.

The effective corporate income tax rate was 10.5% for 2002, 27.1% for 2003 and 21.5% for 2004. The effective rate of corporate employee profit sharing was 3.3%, 4.2% and 0.4% in 2002, 2003 and 2004, respectively.

Contractual Obligations and Commercial Commitments

For purposes of presenting approximate cash flows that will be required to meet our other material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2004:

	Payments Due by Period (In millions of U.S. Dollars)
Contractual Financial Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank Loans (1)	27.2	27.2	—	—	—
Long-term debt	391.5	24.9	214.5	152.2	—
Operating Leases	69.4	4.6	19.1	8.1	37.6

	488.1	56.7	233.6	160.3	37.6

(1)	At December 31, 2004, the Company had unused uncommitted, short-term credit lines available with banks totaling approximately US$495 million.

Summary of Material Contractual Obligations and Commercial Commitments

As of December 31, 2004, the Company estimates that it had approximately 3.0 million Euros, $7.5 million and Ps 8.7 million in standby letters of credit outstanding.

On April 5, 2000, the Company, through a subsidiary that acted as agent, entered into an agreement with Enron Energía Industrial de Mexico, S. de R.L. de C.V., for the provision of electrical power generation capacity. The stock of this company was sold to Tractebel of Belgium, and on December 14, 2001, its name was changed to Tractebel Energía de Monterrey, S. de R.L. de C.V (“Tractebel”). Under the terms of such agreement, Tractebel will supply power needs for most of the Company’s subsidiaries in Mexico from 2002 through 2017.

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

The following summarizes the Company’s derivative financial instrument contracts outstanding as of December 31, 2004:

– Foreign currency forward contracts (Forward Contracts) – Some of the subsidiaries maintain a favorable commercial trade position in US dollars. This position motivated the Company to enter into Forward Contracts establishing a fixed exchange rate for each transaction. In accordance with the agreement the Company is obligated to sell the dollar amount at the exchange rate agreed in the contract. If the exchange rate in the market at the due date is below the fixed exchange rate agreed, then the Company receives the spread; if the exchange rate is above the agreed fixed exchange rate, the Company pays the difference. As of December 31, 2004 the total outstanding amount of Forward Contracts was US$44.6 million. At the same date, the fair value would represent a favorable valuation for the Company of US$3.1 million.

- Natural gas price hedge: During 2004 the Company entered into several hedge agreements to protect the price of natural gas at its plants in Mexico and in the United States, including the gas coming from the Tractebel Plant (see Note 13 of the Notes to the Consolidated Financial Statements), for approximately 55% and 70% of the consumption, respectively. The summary of the hedge contracts as of December 31, 2004 is as follows:

Agreement with	Calculated period	Millions of BTU’s for the calculated period	US$ price per BTU’s MM	Favorable valuation in US$ millions
Operative natural gas in Mexico	January to December 2005	4,161,000	Ranging from 4.35 to 4.60	6.00
Operative natural gas in U.S.	January to December 2005	503,700	Ranging from 4.15 to 4.50	0.94
Tractebel Plant natural gas	January to December 2005	3,139,000	Ranging from 4.1 to 4.69	4.91

- Aluminum price hedge: During 2004 Grupo Imsa entered into several swaps to fix the aluminum price for a subsidiary, insuring a fixed price for a predetermined volume of aluminum purchases for the period January 2005 to April 2007. At the maturity date of each swap, Grupo Imsa has the obligation to sell a certain number of tons of aluminum at the fixed price contracted; if the aluminum market price at the day of each maturity date is above the contracted price, Grupo Imsa will receive the difference. Conversely, if the market price is below the contracted price, Grupo Imsa must pay the difference. As of December 31, 2004, the notional amount of the contracted swaps was 41,500 tons, representing a mark to market value in favor of the Company amounting to US$ 10.7 million. These swaps remain in the Company’s favor.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are more fully described in Notes 2 and 3 to the Consolidated Financial Statements. The preparation in accordance with Mexican GAAP of the Company’s Consolidated Financial Statements requires the Company to estimate and make assumptions about future events that may affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. Future events and their effects cannot be determined with absolute certainty; therefore, the determination of such estimations and assumptions requires the exercise of judgment. Actual results may differ from those estimates, and such differences may be material to the financial statements. The Company, however, believes that there are no critical accounting policies and estimates that may materially affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements and, therefore, have a material impact on the Company’s Consolidated Financial Statements. The accounting policies require the application of critical estimates and/or judgments are:

Allowance for doubtful accounts

The Company determines the allowance for doubtful accounts based on an evaluation of the aging of the receivables portfolio. The amount of the allowance is determined by a periodic evaluation of the economic environment in which the Company operates.

Property, plant and equipment

Property, plant and equipment are depreciated under the straight-line method, based on the remaining useful lives determined by independent appraisers. The estimated useful lives represent the period the Company expects the assets to remain in service and to generate benefits. The Company prepared its estimations utilizing independent appraisals and the experience of its technical personnel.

The methodology used to restate foreign equipment is more fully described in Note 3(f) to the Consolidated Financial Statements, which includes applying the exchange and inflation rates of the country of origin utilized as permitted by Mexican GAAP. The Company believes this method more accurately presents the fair value of the assets than restated cost determined by applying inflation factors.

Valuation of intangible assets and goodwill

Starting January 1, 2003, the Company adopted the provisions of new Bulletin C-8, “Intangible Assets” (Intangible Assets) (Bulletin C-8), which establishes, among other aspects, that project development costs should be capitalized if they fulfill the criteria established to be recognized as an asset. Pre-operating cost and expenses that are not considered development cost should be recorded as an expense of the period, and intangible assets which are considered not to have defined useful lives are not amortized, but their value is subject to the impairment test.

For Mexican GAAP purposes, goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is amortized over a period of not more than 20 years.

Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS No. 142) “Goodwill and Other Intangible Assets” went into effect in 2002. Under this standard, goodwill is no longer subject to amortization, but instead was subject to an initial impairment review in 2002 and subsequent impairment test to be performed annually by the Company, unless an event occurs or circumstances change by which it becomes more likely than not that the fair value of the goodwill has been reduced below its carrying amount, in which case an interim impairment test must be performed.

Labor liabilities

Severance indemnities are required by law to be paid to employees terminated under certain circumstances. Severance compensation is charged to operations when it becomes payable. Seniority premium costs are actuarially calculated based on actual interest rates, using the projected unit credit method and are recognized over the employees’ expected years of service in accordance with Bulletin D-3, “Accounting for Employees’ Benefits”, issued by the IMCP, which is estimated to be 18 years. Unrecognized prior service costs and the transition obligation are amortized based on the expected remaining service lives of employees that is 16 years.

Additional disclosures and assumptions are more fully described in Note 11 to the Consolidated Financial Statements.

U.S. GAAP Reconciliation

The principal differences between Mexican GAAP and U.S. GAAP that affect the Company’s majority net income and the majority stockholders’ equity, as more fully described in Note 17 to the Consolidated Financial Statements (Differences between Mexican and United States Accounting Principles), are related to the accounting treatment of the following items:

•	Deferred income taxes and deferred employee profit sharing

•	Restatement of foreign sourced fixed assets

•	Goodwill amortization

•	Capitalization of interest expense

•	Pre-operating expenses

•	Other minor differences

•	Minority interest

•	Derivative financial instruments

•	Discontinued operations

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

As mentioned in Note 2.b, the Company restates prior period consolidated financial statements using a weighted average rate that incorporates the effects of inflation in Mexico for the Company’s Mexican operations using NCPI and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the Restatement Factor). However, because the Restatement Factor used to restate prior period financial statements incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is considered a difference between Mexican GAAP and U.S. GAAP. For purposes of the U.S. GAAP reconciliation, prior period balances are restated only for changes in the NCPI as discussed in Note 17(e).

In addition, under Mexican GAAP, the Company accounted for certain 50% owned, jointly controlled operating entities using the proportionate consolidation method during 2004, 2003 and 2002 (see Note 2.a). U.S. GAAP requires such investments to be accounted for using the equity method of accounting. The reconciliation of net income and stockholders’ equity presented do not, and are not required to, give effect to this difference between Mexican and U.S. GAAP.

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

A significant portion of the Company’s liquidity is attributable to its resources generated from operating activities. Resources generated from continuing operations consist of: (i) consolidated net income, which includes the components of net integral financing cost, adjusted for items not requiring (generating) resources, such as depreciation and amortization and (ii) changes in current assets and liabilities net of effects from purchases of businesses. Such resources decreased 63.0% in 2004 to Ps 763 million from Ps 2,064 million in 2003. These resources were used to finance capital expenditures. See “—Financing Activity” below.

The Company anticipates that its liquidity needs during 2005, 2006 and 2007 will be met by additional short- and long-term borrowings and cash generated by operations.

The Company has long-term debt maturing during each of the years ending 2005, 2006, 2007, 2008 and 2009 of Ps 280 million, Ps 1,219 million, Ps 1,197 million, Ps 1,122 million and Ps 592 million, respectively, substantially all of which is denominated in U.S. dollars. The Company may pay off its maturing long-term debt through additional bank financing (which may include collateralized bank loans) or through debt capital markets and other long-term debt instruments, which may be denominated in U.S. dollars or in Mexican pesos.

The Company maintains an ongoing program for the purchase and resale of its Equity Units on the Mexican Stock Exchange. The Company’s purchases and resales are made through Mexican brokers in accordance with Mexican market practice and Mexican law. As required by Mexican law, the Company notifies the Mexican Stock Exchange and the Mexican Securities Commission of each transaction. During 2004, the Company purchased 3,418,100 Equity Units and resold 3,493,600 Equity Units. As of December 31, 2004 the Company was authorized to make additional purchases of Equity Units up to Ps. 80.7 million. The Company has continued to make purchases and resales of Equity Units during 2005, and expects to make further purchases or resales as market conditions warrant. See Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

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

At December 31, 2004, the Company had available the equivalent of $495 million in uncommitted bank credit facilities for short-term borrowings. See “—Financing Activity” below. The Company also uses short-term borrowings to repay maturing short- and long-term debt and for working capital purposes. Capital expenditures are financed through internally generated funds and long-term debt. See “—Capital Expenditures” below.

At December 31, 2003 and 2004, the Company had cash and cash equivalents totaling Ps 875 million and Ps 359 million, respectively. The Company’s policy is to invest available cash in short-term instruments and securities issued by the governments of Mexico and the United States and Mexican and U.S. banks. The Company observes this policy because most of the cash needs of the Company are denominated in Mexican pesos and U.S. dollars.

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

The Company believes that its sources of liquidity as of December 31, 2004 were adequate for the conduct of its business and its financing requirements as of that date and will continue to be adequate during 2005.

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

As of December 31, 2004, the major borrowings on the Company’s balance sheet were as follows:

Ps (million)
2004
Loan for US$108.2 million with one bullet payment in September 2006, the interest is payable semiannually at a rate of LIBOR plus 2.35%	1,219
Loan for US$90 million with one bullet payment in August 2008, the interest is payable semiannually at a rate of LIBOR plus 0.98%	1,014
Loan for US$73.1 million with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.11%	823
Loan for US$52.6 million with one bullet payment in May 2009, the interest is payable semiannually at LIBOR plus 1.06%	592
Loan for US$31.3 million with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.28%	353
Loan for US$24.8 million with one bullet payment in November 2005, the interest is payable semiannually at a rate of LIBOR plus 0.87%	280

As of December 31, 2004, outstanding short-term debt (consisting of notes payable to banks) equaled US$27 million, almost all of which was dollar-denominated. The long-term bank loans are also primarily U.S. dollar denominated. As of December 31, 2004, the Company had unused, uncommitted, short-term credit lines available with banks totaling approximately US$495 million. Interest rates on these lines are 3% in U.S. dollars.

Some long-term debt agreements of particular subsidiaries of the Company, totaling US$11 million, contain various financial covenants that include financial maintenance tests based on the Company’s consolidated balances and results. The most restrictive financial covenants for the subsidiaries include: (i) the ratio of operating income plus depreciation and amortization to gross interest expense, which can be no lower than 2.5 (ii) the ratio of bank loans to operating income plus depreciation and amortization, which can be no higher than 3.5 and (iii) minimum stockholders equity requirements, which require that there be at least Ps 7,800 million of shareholders’ equity. The Company is the guarantor of these commitments.

As of December 31, 2004, the Company was in compliance with the above mentioned financial covenants.

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

In September 2002, the Company placed another two issues of certificados bursátiles (peso bonds) totaling Ps 1.2 billion. One of these issues was for Ps 900 million at a variable interest rate of 140 basis points over 182-day Cetes and maturing in six years. The other issue was for Ps 300 million at a fixed interest rate of 10.3% and matured in September 2004. The remaining issue also is payable in one installment at maturity. The Company used a swap to convert the Ps 900 million issue to $90 million at an interest rate of 98 basis points over six-month LIBOR, while the Ps 300 million issue was converted to $30 million at an interest rate of six-month LIBOR plus 89 basis points.

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

With respect to the notes and certificados bursátiles (peso bonds) mentioned above, Standard and Poor’s has issued a national scale long-term issuer credit rating of mxAA+, providing a current assessment of the creditworthiness of Grupo Imsa with respect to its peso-denominated obligations relative to other Mexican obligors. An obligor rated mxAA differs from the highest-rated obligors only to a small degree and has a strong capacity to meet its financial commitments relative to that of other Mexican obligors. With respect to the Company, Standard and Poor’s has issued a long-term foreign issuer credit rating of BBB and a long-term local issuer credit rating of BBB. Such a rating implies that, in Standard and Poor’s judgment, the Company has adequate capacity to meet its financial commitments, but adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet financial commitments.

Fitch Mexico has issued a national rating for Grupo Imsa of AA+ (mex). AA national ratings denote a very strong credit risk relative to other issuers or issues in the same country. The credit risk inherent in these financial commitments differs only slightly from the country’s highest rated issuers or issues.

A security rating is not a recommendation to buy, sell or hold securities. It may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of the other.

Capital Expenditures

The Company made significant capital expenditures between the beginning of 2002 and December 31, 2004 in an effort to expand production capacity and the range of products, reduce costs, improve the quality of its products, improve productivity and maintain compliance with environmental requirements.

The following table sets forth the Company’s capital expenditures and other investments by business segment for the periods presented.

	Year Ended December 31,
	2002		2003		2004
	(in millions of pesos)
Steel Processing Products	Ps	1,505	Ps	1,152	Ps	908
Steel and Plastic Construction Products		240		280		290
Aluminum and Related Products		21		89		163
Corporate and Other		78		130		92
Acquisitions		116		—		171

Total	Ps	1,960	Ps	1,651	Ps	1,624

The Company made capital expenditures in the steel processing segment during 2002, 2003 and 2004 totaling approximately Ps 3,565 million. In Mexico, IMSA ACERO modernized and increased the capacity of its hot-rolling mill, which included the installation of a new logistics center that increased the efficiency of handling non-coated steel. It also invested in a new pickling line to strengthen its position in the automotive market and increase production capacity by eliminating bottlenecks and installing machinery and equipment to add value and specifications to its steel processing. It also installed two industrial service centers, one for processing coated steel products and another for processing non-coated products. In the United States, IMSA ACERO acquired the assets of a galvanizing and painting plant in California and a painting plant in Alabama. In Guatemala, a second steel galvanizing line was put in place. In addition, the Company made investments to improve its processing and distribution capabilities in the different countries in which it operates.

From 2002 through 2004, the Company invested Ps 810 million in the steel and plastic construction products segment. These investments are in connection with the increase of production capacity, a steel panel plant in the U.S. state of Nevada, a plant in Spain to supply FRP panels in Europe, the addition of new processes to existing construction facilities in the United States, and a strapping plant.

From 2002 through 2004, the Company invested Ps 273 million in the aluminum and related products segment. These investments are in connection with the modernization and increase of extrusion capacity the increase of the aluminum casting capacity, and the strengthening of its distribution network in Mexico and the United States.

In 2004, the Company completed the acquisition of 49% of the equity of Louisville Ladder Group. The acquisition gave the Company 100% control of this company through its subsidiary IMSALUM. Investments for acquisitions in 2002 were mostly related to the purchase of Lightfield.

The following table sets forth the Company’s anticipated capital expenditures by business segment for the periods presented:

Anticipated Capital Expenditures

	2005			2006
	(in millions of U.S. dollars and pesos)
Steel Processing Products	$106.1	Ps	1,195.2	$79.3	Ps	893.3
Steel and Plastic Construction Products	26.6		299.6	18.9		212.9
Aluminum and Related Products	12.8		144.2	13.7		154.3

Total	$145.5	Ps	1,639.0	$111.9	Ps	1,260.5

In 2005 and 2006, the Company plans to spend $106.1 million and $79.3 million, respectively, in its steel processing segment. Of this amount, $1.0 million and $5.4 million, respectively, are for the development of new products and markets; $35.5 million and $19.6 million, respectively, are for modernization; $46.6 million and $46.2 million, respectively, are for expansion of existing production capacity; and $23.0 million and $8.1 million, respectively, are for other projects.

In 2005 and 2006, the Company plans to spend $26.6 million and $18.9 million, respectively, in its steel and plastic construction products segment. Of this amount, $9.0 million and $10.2 million, respectively, are for modernization; $16.3 million and $7.2 million, respectively, are for expansion of existing production capacity; $0.6 million and $1.3 million, respectively, are for development of new products and markets; and $0.7 million and $0.2 million, respectively, are for other projects.

In 2005 and 2006, the Company plans to spend $12.8 million and $13.7 million, respectively, in its aluminum and related products segment. Of this amount, $4.1 million and $4.4 million, respectively, are for the development of new products and markets; $2.8 million and $3.0 million, respectively, are for modernization; $4.8 million and $5.2 million, respectively, are for expansion of existing production capacity; and $1.1 million and $1.2 million, respectively, are for other projects.

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

Item 6.        Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

Management of the business of the Company is vested in the Board of Directors. The Company’s by-laws provide that the Board of Directors shall consist of the number of directors and alternate directors determined by the Company’s stockholders at the annual ordinary general meeting, which shall never be less than seven and will be limited to 20, each of whom is elected for a term of one year. The Company’s Board of Directors currently consists of 13 directors and 13 alternate directors, each of whom was elected at the Company’s 2005 annual meeting for a one-year term, expiring on December 31, 2005. Under Mexican law, directors may continue to carry out their duties as directors even after the expiration of the terms of their offices as long as new directors have not been appointed or, if new directors have been appointed, such new directors have not taken charge of their offices. Each alternate director is authorized to serve on the Board of Directors in place of its respective director who is unable to attend meetings or otherwise participate in the activities of the Board of Directors.

The directors of the Company as of April 11, 2005 are set forth in the table below:

Name	Position	Member Since
Eugenio Clariond Reyes	Chairman of the Board; Chief Executive Officer of Grupo Imsa	1976
Marcelo Canales Clariond	Secretary of the Board; Chief Financial Officer of Grupo Imsa	1976
Santiago Clariond Reyes	Treasurer of the Board; President of IMSA ACERO	1976
Salvador Kalifa Assad(1)(2)	Director	1998
Ernesto Canales Santos(1)(2)	Director	1998
Benjamín Clariond Reyes	Director; President of IMSATEC	1998
Juan Francisco Beckmann Vidal(1)(2)	Director	2005
Ma. del Consuelo Canales de Valdés(2)	Director	1998
Antonio del Valle Ruíz(1)(2)	Director	1998
Enrique Zambrano Benítez(2)	Director	1997
José Gerardo Clariond Reyes	Director; E-Business Director of Grupo Imsa	1991
Eugenio Garza Herrera(1)(2)	Director	2001
Susana Canales de Odriozola (2)	Director	2002
Enrique González González	Alternate Director; General Counsel of Grupo Imsa	1996
Javier García de Anda	Alternate Director; Vice-President of IMSA-MEX, División IMSA	1997
Oscar Maldonado Charles	Alternate Director; Vice-President of IMSA-MEX, División APM	1998
Francisco Senicero López	Alternate Director; President of Stabilit	2005
María Clariond Reyes de De la Garza(2)	Alternate Director	2002
Juan Domingo Beckmann Legorreta(1)(2)	Alternate Director	2005
Juan Carlos Zambrano Benítez(1)(2)	Alternate Director	2002
Antonio del Valle Perochena(1)(2)	Alternate Director	2002
Emilio González Lorda(1)(2)	Alternate Director	2002
Héctor Estrada Inda(1)(2)	Alternate Director	2002
Ricardo Garza Villarreal(1)(2)	Alternate Director	2002
Ninfa Clariond Reyes(2)	Alternate Director	2003

(1)	These directors are independent under Mexican law. See “—C. Board Practices” below with respect to the independence of the members of the Company’s audit committee.
(2)	Principal occupation is not with the Company.

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

A brief biography of each of our current executive officers and directors follows:

Eugenio Clariond Reyes Mr. Clariond Reyes has been the Chief Executive Officer of the Company since 1976. He also serves as a member of the boards of Grupo Industrial Saltillo, Proeza, Grupo Financiero Banorte, Banco Latinoamericano de Exportaciones (BLADEX), Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Navistar (International), Chase Bank of Texas, Texas Industries, Inc., The Mexico Fund, Center of Studies from the Private Sector for Sustainable Development (CESPEDES), Mexican Fund for Nature Conservancy and Bat Conservation International. He is the chairman of The Terry Fox Foundation Monterrey, the United States-Mexico Business Committee of the Mexican Business Council for foreign trade (MEXUS) and Vice-president of the Mexican chapter of the Latin American Business Council (CEAL) Also he is on the Advisory Board of The College of Business Administration of the University of Texas at Austin, and the Harte Research Insitute for Gulf of Mexico Studies.

Marcelo Canales Clariond Mr. Canales Clariond has been Chief Financial Officer of the Company since 1982. He also serves as a director of Valores Corporativos, Universidad de Monterrey (UDEM), Family Business Center and Christus Muguerza Conchita. He is the chairman of Perfeccionamiento Integral, A.C. (PIAC).

Santiago Clariond Reyes Mr. Clariond Reyes has been President and CEO of IMSA ACERO since 1975. He also serves as a member of the boards of CANACERO (Mexican Steel Chamber), University of Nuevo León Law School, AISI (The American Iron and Steel Institute), ILAFA (Latin-American Iron and Steel Institute), EGADE-ITESM (Graduate School of Business Administration and Leadership, Instituto Tecnológico de Monterrey) and Grupo Camesa. He is a former chairman or the board of CAINTRA (Chamber of Industry of Nuevo León).

Salvador Kalifa Assad Mr. Kalifa Assad is the Chief Executive Officer of Consultores Económicos Especializados. He also serves as a member of the board of GBM Grupo Bursátil Mexicano and he is the Chairman of the board of Make Up Store México, S.A. de C.V.

Ernesto Canales Santos Mr. Canales Santos is a Founding Partner of Canales y Socios Abogados, S.C. He also serves as a member of the boards of Xignux, IXE Grupo Financiero, Banco Nacional de Mexico (Consejo Consultivo Región Norte), Cía. Minera Autlán, Internacional de Inversiones, Institución Renace, A.B.P., IMEJ (Instituto Mexicano para la Justicia, A.C.), UANL School of Law, and Fundación Luis Barragán. He is currently Honorary Consul of Thailand in Monterrey.

Benjamín Clariond Reyes Mr. Clariond Reyes is the President of IMSATEC.

Juan Francisco Beckmann Vidal Mr. Beckmann is the President and shareholder of 28 Mexican companies and member of different organizations and associations. Mr. Beckmann is member of the boards of Consejo Coordinador Patronal, Confederación Patronal de la Republica Mexicana (COPARMEX), Consejo Mexicano de Comercio Exterior (COMCE), Consejo Mexicano de Hombres de Negocios, Instituto Mexicano para la Competitividad, Banamex Grupo Financiero and of 28 family-related companies. He is also a benefactor of San Ildefonso Art Association, the Papalote Children Museum and the Jose Cuervo Foundation.

Ma. del Consuelo Canales de Valdés Ms. Canales de Valdés is the Chief Executive Officer of GELB. Prior to that, she was the Chief Executive Officer of Maravedi.

Antonio del Valle Ruíz Mr. del Valle Ruíz is the Chairman of the board of Grupo Empresarial Kaluz (Grupo Industrial Camesa, Cía. Minera las Cuevas and Mexichem), and member of the boards of Teléfonos de Mexico, Saint-Gobain Corporation (U.S.A.), Saint-Gobain (Mexico) and Escuela Bancaria y Comercial. He also has been the President of Consejo Mexicano de Hombres de Negocios for two periods, 1993-1995 and 2003-2005.

Enrique Zambrano Benítez Mr. Zambrano Benitez is the Chief Executive Officer of Proeza. He also serves as a member of the boards of Suntron Corporation, Xignux, ITESM and EGADE.

José Gerardo Clariond Reyes Mr. Gerardo Clariond Reyes has been the E-Business Director of the Company since 2000. He also serves as a member of the boards of Banco de México, Consejo Consultivo Banamex de Jóvenes Empresarios, Compaq (Mexico), Club de Industriales and e-México Summit. He is also a member of the Wharton e-fellows Society at the University of Pennsylvania.

Eugenio Garza Herrera Mr. Garza Herrera is the Chairman of the Board and Chief Executive Officer of Xignux. He is also member of the boards of directors of HSBC México, Grupo Lamosa, and of the regional board of directors of BANAMEX. In addition, Mr. Garza is member of the Consejo Mexicano de Hombres de Negocios (Mexican Businessmen Council or Business Roundtable of Mexico). He actively participates in his community, where he is a member of the boards of directors of the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM) and of the Universidad de Monterrey (UDEM), as well as Chairman of the Board of Ciudad de Los Niños de Monterrey, a private charity institution.

Susana Canales de Odriozola Ms. Canales de Odriozola is a member of the boards of Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (ITESM), Hospital San José and ITESM’s Patronato Luis Elizondo.

Enrique González González Mr. González González has been General Counsel of the Company since 1985.

Javier García de Anda Mr. García de Anda is the Vice-President of IMSA-MEX, División IMSA. He has been with the Company for 30 years.

Oscar Maldonado Charles Mr. Maldonado Charles is the Vice-President of IMSA-MEX, División APM. He has been with the Company for 13 years.

Francisco Senicero López Mr. Senicero is President of Stabilit, División IMSATEC. He has been with the Company since 1972.

María Clariond Reyes de De la Garza Ms. Clariond is a member of the boards of EFFETA and Grupo Gesta.

Juan Domingo Beckmann Legorreta Mr. Beckmann is responsible for the Executive General Direction of Jose Cuervo. He also joined the founding group of the association Generación Empresarial Mexicana (Managerial Generation of Mexico). He joined the board of the Consejo de la Comunicación (government sponsored council to promote integrity and honesty in Mexico) and since June 21, 2004, has held the presidency of the council.

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

Ricardo Garza Villarreal Mr. Garza Villarreal is Vice-President of Gamo Promociones de Servicio, S.A. de C.V. and a member of the boards of Promociones Habitacionales del Norte, Prorenta, Provivienda, Inmobiliaria Inver and Inverin.

Ninfa Clariond Reyes Ms. Clariond Reyes is the President of Colegio Alfonsino. She is also chairperson of the board of Aries Coil Coating.

Executive Officers

The principal officers of the Company are set forth in the table below:

Name	Position	In Stated Position Since	At the Company Since
Eugenio Clariond Reyes	Chief Executive Officer	1976	1963
Marcelo Canales Clariond	Chief Financial Officer	1982	1979
Enrique González González	General Counsel	1985	1977
Ruben Darío Rodríguez Jacobo	Human Resources, Director	2000	1996
Santiago Clariond Reyes	President, Steel Processing Products	1975	1964
Felipe Múzquiz Ballesteros	President, Aluminum and Related Products	2004	1989
Benjamín Clariond Reyes	President, Steel and Plastic Construction Products	1998	1966
José Gerardo Clariond Reyes	E-Business, Director	2000	1987
Daniel Butruille Ducancel	6-Sigma, Director	2002	1999

Eugenio Clariond Reyes, Santiago Clariond Reyes, Benjamín Clariond Reyes and José Gerardo Clariond Reyes are brothers. Marcelo Canales Clariond is the cousin of Eugenio Clariond Reyes, Santiago Clariond Reyes, Benjamín Clariond Reyes and José Gerardo Clariond Reyes. Each of these individuals is a Principal Stockholder of the Company. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

B.	Compensation

For the year ended December 31, 2004, the aggregate compensation of the directors and executive officers of the Company paid or accrued in that year for services in all capacities was approximately Ps 1.6 million ($0.147) for non-management directors and Ps 141.6 million ($12.5 million) for management directors. The Company pays cash bonuses to its executive officers based on management’s evaluation of the job performance of each executive officer and his overall contributions to the Company.

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

Members of the Company’s compensation and governance committee are: Salvador Kalifa Assad, Enrique Zambrano Benítez and Eugenio Garza Herrera. The compensation and governance committee meets up to three times each year and is mainly responsible for the following: (1) fixing the salaries of the executive officers; (2) approving the annual salary increases of those officers; and (3) approving new benefits or changes to their existing benefits. The compensation committee met twice in 2004.

Members of the Company’s audit committee are Antonio del Valle Ruiz, Juan Beckmann Vidal and Ernesto Canales Santos and each is independent under Mexican law. Mr. Antonio del Valle Ruiz presides over the audit committee. In accordance with section V of article 14 bis 3 of the Ley de Mercado de Valores (“Securities Market Law”), the audit committee shall: (a) generate an annual report on its activities and present it to the administrative council; (b) opine on transactions with related parties referred to in clause d) of section IV of article 14 bis 3 of the Securities Market Law; (c) propose the hiring of independent specialists in cases where it judges such hiring to be necessary, so that they may express their opinion with regard to the transactions referred to in clause d) of section IV of article 14 bis of the Securities

Market Law; and (d) perform other tasks that the Board of Directors may assign to it with the exception of tasks that are reserved for the stockholders’ meeting or the Board of Directors itself. For additional information about the responsibilities of the audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Significant Differences in Corporate Governance Practices” and “Item 16C. Principal Accountant Fees and Services”.

As a result of the delisting of its ADRs from the New York Stock Exchange (“NYSE”) on April 7, 2005, the Company is no longer obligated to comply with the SEC and NYSE rules implementing the corporate governance requirements prescribed by Section 301 of the Sarbanes Oxley Act of 2002 (“Sarbanes Oxley Act”). In order to promote transparency in its corporate governance, however, the Company has voluntarily adopted standards derived from NYSE rules that require an issuer’s audit committee to: (a) be comprised of independent directors (as independence is defined under Rule 10A-3 of the Exchange Act) who are also members of the issuer’s Board of Directors; (b) have direct responsibility for the appointment, compensation, retention and oversight of the issuer’s external auditors; (c) establish a complaints procedure for employee concerns with respect to accounting or auditing matters or internal accounting controls; and (d) have the authority to engage independent counsel and other advisers. With respect to other corporate governance rules, the Company continues to follow its home country practices.

D.	Employees

At December 31, 2004, the Company employed 12,270 persons. On average during 2004 approximately 1,050 of the Company’s employees were temporary. The steel processing products segment employed 3,697 persons; the steel and plastic construction products segment employed 4,558 persons; the aluminum and related products segment employed 3,828 persons; and 187 employees were employed at the holding company level. Of the total of 12,270 employees, 3,492 are employees based outside of Mexico.

The table below sets forth the number of employees at the end of 2002, 2003 and 2004:

	2002	2003	2004
IMSA ACERO	3,624	3,690	3,697
ENERMEX	3,274	3,062	—
IMSATEC	4,651	5,029	4,558
IMSALUM	4,059	3,796	3,828
CORPORATE	192	195	187
GRUPO IMSA	15,800	15,772	12,270

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

E.	Share Ownership.

The table below sets forth the number of the Company’s shares owned by each person listed under “—Directors and Senior Management”.

Name	Number of Shares
Eugenio Clariond Reyes	(1)
Marcelo Canales Clariond	(1)
Santiago Clariond Reyes	(1)
Salvador Kalifa Assad	(2)
Ernesto Canales Santos	(2)
Benjamín Clariond Reyes	(1)
Juan Beckmann Vidal	(2)
María del Consuelo Canales de Valdés	(1)
Antonio del Valle Ruíz	(2)
Enrique Zambrano Benítez	(2)
José Gerardo Clariond Reyes	(1)
Eugenio Garza Herrera	(2)
Susana Canales de Odriozola	(1)
Enrique González González	(2)
Javier García de Anda	(2)
Oscar Maldonado Charles	(2)
Felipe Múzquiz Ballesteros	(2)
María Clariond Reyes de De la Garza	(1)
Francisco Senicero López	(2)
Juan Carlos Zambrano Benítez	(2)
Juan Domingo Beckmann Legorreta	(2)
Antonio del Valle Perochena	(2)
Emilio González Lorda	(2)
Héctor Estrada Inda	(2)
Ricardo Garza Villarreal	(2)
Ninfa Clariond Reyes	(1)
Ruben Darío Rodríguez Jacobo	(2)
Daniel Butruille Ducancel	(2)

(1)	See table in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.
(2)	Beneficial share ownership is either zero or less than 1% of the total outstanding share capital of the Company.

Item 7.        Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, to the Company’s knowledge, certain information as of April 11, 2005, with respect to the beneficial ownership of the Company’s shares by the Canales Clariond and Clariond Reyes Family Groups (“Family Group”) (each such group a “Principal Stockholder”, and all executive officers and directors of the Company as a group).

Name of Stockholder	B Units	% of Capital Stock	Equity Units	% of Capital Stock
Canales Clariond Family Group(1)(2)	162,000,000	28.78	81,939,894	14.55
Fernando Canales Clariond(1)(3)	40,500,000	7.20	22,518,000	3.99
Marcelo Canales Clariond(1)(3)	40,500,000	7.20	19,765,298	3.51
Susana Canales de Odriozola(1)(3)	40,500,000	7.20	19,855,298	3.53
María del Consuelo Canales de Valdés(1)(3)	40,500,000	7.20	19,801,298	3.52
Clariond Reyes Family Group(2)(4)	162,000,000	28.78	59,014,875	12.34
Eugenio Clariond Reyes(4)(5)(8)	27,000,000	4.80	4,615,115	0.82
Ninfa Clariond Reyes(4)(5)	27,000,000	4.80	3,729,000	0.66

Name of Stockholder	B Units	% of Capital Stock	Equity Units	% of Capital Stock
Santiago Clariond Reyes(4)(5)	27,000,000	4.80	10,756,315	1.91
Benjamín Clariond Reyes(4)(5)	27,000,000	4.80	13,389,915	2.38
José Gerardo Clariond Reyes(4)(5)	27,000,000	4.80	13,208,115	2.35
María Clariond Reyes de De la Garza(4)(5)	27,000,000	4.80	13,316,415	2.37
The Trust(6)	324,000,000	57.56
All executive officers and directors as a group(7)	283,500,000	50.35	118,436,769	21.03

(1)	The Canales Clariond Family consists of Fernando Canales Clariond, Marcelo Canales Clariond, Susana Canales de Odriozola and María del Consuelo Canales de Valdés. Although no formal voting arrangements exist, members of the Canales Clariond Family have, in the past, generally acted, and may, in the future, continue to act, in concert with respect to stockholder matters.
(2)	These 162,000,000 B Units are held by the Trust.
(3)	These 40,500,000 B Units are held by the Trust.
(4)	The Clariond Reyes Family consists of Eugenio Clariond Reyes, Ninfa Clariond Reyes, Santiago Clariond Reyes, Benjamín Clariond Reyes, José Gerardo Clariond Reyes and María Clariond de De la Garza. Although no formal voting arrangements exist, members of the Clariond Reyes Family have, in the past, generally acted, and may, in the future, continue to act, in concert in respect to stockholder matters.
(5)	These 27,000,000 B Units are held by the Trust.
(6)	The Trust holds 324,000,000 B Units. The Canales Clariond Family holds fifty percent of the beneficial ownership of the Trust and the Clariond Reyes Family holds fifty percent of the beneficial ownership of the Trust.
(7)	With respect to the Canales Clariond Family and Clariond Reyes Family, this reflects 40,500,000 B Units beneficially owned and 19,765,298 Equity Units owned by Marcelo Canales Clariond, 40,500,000 B Units beneficially owned and 19,855,298 Equity Units owned by Susana Canales de Odriozola, 40,500,000 B Units beneficially owned and 19,801,298 Equity Units owned by María del Consuelo Canales de Valdés, 27,000,000 B Units beneficially owned and 4,615,115 Equity Units owned by Eugenio Clariond Reyes, 27,000,000 B Units beneficially owned and 10,756,315 Equity Units owned Santiago Clariond Reyes, 27,000,000 B Units beneficially owned and 13,389,915 Equity Units owned by Benjamín Clariond Reyes, 27,000,000 B Units beneficially owned and 3,729,000 Equity Units owned by Ninfa Clariond Reyes and 27,000,000 B Units beneficially owned and 13,208,115 Equity Units owned by José Gerardo Clariond Reyes. All of these 283,500,000 B Units are held by the Trust.
(8)	On December, 2004, Eugenio Clariond Reyes donated 12,354,000 Equity Units to his children in the following manner: 2,933,000 Equity Units to Eugenio Clariond Rangel; 3,508,000 Equity Units to Andrés Clariond Rangel; 3,508,000 Equity Units to Roberta Clariond Rangel and 2,405,000 Equity Units to Alejandra Clariond Rangel.

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

During the period since the beginning of the Company’s preceding three financial years to the date hereof, the Company has entered into the following material related party transactions:

In 1998, the Company (through ENERMEX), Johnson Controls and Varta AG entered into an agreement to create three joint ventures to manufacture and distribute automotive batteries in North and South America. The Company and Johnson Controls partnered to form ENERTEC Mexico which resulted in the combination of the Mexican automotive battery operations of the Company and Johnson Controls. The Company and Johnson Controls also partnered to form GES Battery Systems, a sales and marking network that serves medium to small clients in the United States and Canada. In August 2004, the Company sold all of its interest its the automotive battery business to Johnson Controls for US$525 million, which included US$450.2 million in cash and the assumption of debt in the amount of US$74.8 million by Johnson Controls. The Company believes that the terms of these agreements with each of Johnson Controls and GES Battery Systems were fair.

C.	Interests of Experts and Counsel

Not required because this Form 20-F is filed as an annual report.

Item 8.        Financial Information

A.	Financial Statements

See Item 18 for the Company’s Consolidated Financial Statements.

B.	Legal Proceedings

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

All of the shares in the Company are entitled to the same dividend and distribution rights, and any dividends must therefore be declared and paid in equal amounts with respect to all outstanding shares. The Company paid cash dividends on its shares from 2002 to 2005. The table below sets forth the cash dividends per share, as well as the number of shares entitled to such dividends, during the periods indicated. Dividend per share amounts have not been adjusted for inflation and reflect share amounts outstanding immediately prior to the distribution of such dividend. Peso amounts have been translated into dollars at the rate announced by Banco de Mexico on the first date on which the applicable dividend was available for payment.

Period	Payment Date	Number of Shares Entitled to Dividend	Cash Dividend Per Share	Cash Dividend Per Share	Exchange Rate (peso: dollar) on Payment Date
		(in millions)	(nominal pesos)	(dollars)
2002	Apr. 18	2,815.1	0.0648	0.007	9.4863:1.00
2003	Apr. 10	2,814.2	0.1153	0.011	10.7541:1.00
2004	May 3 Oct. 6	2,813.4 2,811.2	0.1175 0.2134	0.011 0.018	11.4093:1.00 11.6660:1:00
2005	Apr. 20	2,804.9	0.1404	0.012	11.0776:1.00

The Company historically has paid an annual dividend in respect of the previous year after approval by the Company’s stockholders at the annual general ordinary stockholders’ meeting, generally held in the second quarter of the following year. The dividend is generally made available for payment shortly after this meeting.

The declaration, amount and payment of dividends are determined by majority vote of the holders of Series B Shares, generally, but not necessarily, on the recommendation of the Board of Directors and will depend on the Company’s results of operations, financial condition, cash requirements, future prospects, general business conditions in the market where it operates, compliance with debt covenants and other factors deemed relevant by the Board of Directors and the holders of Series B Shares. See Note 8 to the Consolidated Financial Statements regarding the Company’s debt covenants. There can be no assurance as to the amount of the dividend, if any, to be paid in a particular year. Furthermore, due to its holding company structure, the Company’s ability to pay dividends is dependent upon its operating subsidiaries’ ability to pay dividends or make other payments to the Company. See “Item 3. Key Information—Risk Factors—Risks Relating to Holding Company Structure” above and Note 8. The Company’s Principal Stockholders are able to elect the majority of the members of the Board of Directors of the Company and, as a result, have the power to determine the outcome of actions requiring the approval of the Board of Directors and the stockholders, including the declaration, timing and amount of dividends.

The Ley General de Sociedades Mercantiles (“Mexican Corporations Law”) and the Company’s by-laws require that 5% of the Company’s net income each year be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the Company’s capital stock. As of December 31, 2004, the Company’s legal reserve was Ps 897 million or 20% of the Company’s capital stock. Usually, Mexican corporations pay dividends out of earnings (including retained earnings) after an allocation to the legal reserve. Under Mexican tax law, the Company will be required to pay tax at a rate of 33% on 1.4925 times the amount of any dividend if such dividend is paid from earnings that have not been subject to income tax. As of December 31, 2004, the Company had Ps 2,934 million of net taxable income that could be distributed to stockholders free of this tax liability.

Item 9.        The Offer and Listing

The Company’s Equity Units are traded on the Mexican Stock Exchange. Prior to April 7, 2005, the ADSs were traded on the NYSE. The ADSs were delisted by the NYSE on April 7, 2005 upon issuance of an order by the SEC granting the Company’s application pursuant to Section 12(d) of the Exchange Act and Rule 12d2-2(d) thereunder to withdraw the ADSs from listing and registration on the NYSE. The Deposit Agreement, dated December 16, 1996, as amended, among the Company, The Bank of New York, as Depositary, and the Owners and Beneficial Owners of American Depositary Receipts was terminated on April 7, 2005. The Company currently is registered under Section 12(g) of the Exchange Act and files reports and other information with the SEC pursuant to Section 13(a) of the Exchange Act.

As of December 31, 2004, ADRs evidencing 3,393,028 ADSs were outstanding (equivalent to 30,537,252 Equity Units or 5.4% of the total number of shares outstanding). In connection with the de-listing, holders of the ADRs may exchange their ADRs for Equity Units. Investors that still hold the Company’s ADSs can ask their brokerage house in the United States to contact The Bank of New York (the Depositary) in order to cancel their ADSs and assign a Mexican brokerage house to receive the equivalent ordinary shares. The Company will pay the costs imposed by the Depositary to replace the ADSs with BC Equity Units. Investors have 270 days from April 7, 2005 to convert their ADSs to ordinary shares, after which time the Depositary will try to sell the Equity Units underlying the remaining ADSs in order to liquidate the remaining ADSs. As of June 20, 2005, 968,497 ADRs remained outstanding. It is not practicable for the Company to determine the number of ADRs beneficially owned by U.S. persons.

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

	Mexican Stock Exchange			New York Stock Exchange
	Per Equity Unit (1)			Per ADS (1) (2)
	High		Low	High	Low
2000	Ps	18.38	6.20	$17.50	5.50
2001		9.70	6.04	10.75	5.75

2002		17.19	9.50	16.00	8.95

First Quarter 2003		14.30	11.75	12.31	9.65
Second Quarter 2003		14.92	10.49	13.02	10.39
Third Quarter 2003		16.80	13.20	14.00	10.96
Fourth Quarter 2003		27.60	16.50	22.22	13.35
2003		27.60	10.49	22.22	9.65

First Quarter 2004		25.95	20.80	21.01	17.10
Second Quarter 2004		26.61	21.60	21.12	17.01
Third Quarter 2004		30.70	26.40	24.22	20.57
Fourth Quarter 2004		34.19	20.50	27.57	20.14
2004

December 2004		34.19	20.80	27.57	17.01
January 2005		34.19	32.76	27.57	26.30
February 2005		33.69	31.41	26.56	24.79
March 2005		31.40	25.71	25.40	27.20
First Quarter 2005		33.69	31.41	25.53	20.32
April 2005		27.15	24.59	26.56	20.32
May 2005		26.37	25.00	—	—

(1)	The Equity Units began trading on the Mexican Stock Exchange on December 11, 1996, and the ADSs began trading on the NYSE on December 11, 1996. The ADSs ceased trading on the NYSE on April 7, 2005.
(2)	Each ADS represents 9 Equity Units.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. It is organized as a corporation, was founded in 1894 and has operated continuously since 1907. Trading on the floor of the Mexican Stock Exchange is conducted exclusively by the 29 brokerage firms that are stockholders of the exchange. Trading of securities on the Mexican Stock Exchange takes place between 8:30 a.m. and 3:00 p.m., Mexico City time continuously, each business day. Lot sizes start from 100 shares. Brokerage firms are permitted to buy odd lots for their own account. Trades in securities listed on the Mexican Stock Exchange may also be effected off the Exchange, subject to certain requirements. However, due primarily to Mexican tax considerations, most transactions in listed securities are effected through the Exchange. There is no formal over-the-counter market for securities in Mexico. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. In addition, the Mexican Stock Exchange can suspend trading in a security (including those not subject to the automatic suspension system described above) for up to twenty business days if it determines that disorderly trading is occurring with respect thereto. Any increase in the length of the suspension period beyond twenty business days is subject to the prior approval of Comisión Nacional Bancaria y de Valores (“CNBV”).

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

Item 10.        Additional Information

A.	Share Capital

Not required because this Form 20-F is filed as an annual report.

B.	Memorandum and Articles of Incorporation

Set forth below is a brief description of certain significant provisions of the Company’s bylaws. This description does not purport to be complete and is qualified by reference to the Company’s bylaws, as amended, which have been filed as Exhibit 1.1 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003. The following discussion summarizes some of the important aspects of the Company’s bylaws.

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

Purpose

The Company is a Mexican holding company, with core businesses consisting of: (i) steel processing products, (ii) steel and plastic construction products and (iii) aluminum and related products. Article Four of the bylaws provides that the Company’s purpose is to promote, organize, incorporate, exploit and acquire interests in the capital stock or equity of any type of profit or non-profit organization engaged in manufacturing, commerce, services or any other type of operations, whether Mexican or foreign, and participate in the administration or liquidation thereof, as well as other purposes related thereto.

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

Capital Stock; Voting Rights

The capital stock of the Company is variable. On April 11, 2005, the common stock, excluding the shares held in treasury, was composed of 2,331,562,374 registered common shares, without par value, divided into 2,046,937,424 Series B Shares with voting rights and 284,624,950 Series C Shares without voting rights, except in certain limited circumstances. All of the shares constitute the fixed portion of the Company’s capital stock and carry the same rights and privileges, except with respect to voting rights, as described below. The bylaws provide that the variable portion of the capital stock of the Company is limited to no more than ten times the value of the minimum fixed capital. There were no shares representing the variable portion of the capital stock outstanding at April 11, 2005.

At April 11, 2005, the Company held 483,610,416 repurchased shares in treasury, divided into 290,166,250 Series B shares and 193,444,166 Series C shares, which it had acquired within the last twelve months in accordance with Mexican regulations.

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

Each of the Company’s Equity Units consists of three Series B Shares and two Series C Shares which became separable at the option of the holder on December 11, 2003. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”. To date, these Equity Units have not been separated.

Each of the Company’s B Units consists of five Series B Shares which became separable at the option of the holder on December 11, 2003. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”. To date, these B Units have not been separated. As a result of their beneficial ownership of a majority of B Units, the Principal Stockholders are able to determine the outcome of matters affecting the Company, including those submitted to a vote of the Company’s stockholders, and have the ability to elect a majority of the members of the Company’s Board of Directors and to approve the declaration, amount and payment of dividends and the issuance of debt and equity securities of the Company, among other matters. The Principal Stockholders hold their B Units under the terms of a voting trust established under Mexican law, as described below. An English translation of the trust agreement was filed with the SEC as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 1996. The following two paragraphs summarize some of the important aspects of the trust agreement.

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

The declaration, amount and payment of dividends are determined by majority vote of the holders of Series B Shares, generally, but not necessarily, on the recommendation of the Board of Directors. Any recommendation by the Board will depend on the Company’s results of operations, financial condition, cash requirements, future prospects, general business conditions in the markets in which it operates, compliance with debt covenants and other factors deemed relevant by the Board of Directors and the holders of Series B Shares. See Note 8 to the Consolidated Financial Statements regarding the Company’s debt covenants. There can be no assurance as to the amount of the dividend, if any, to be paid in a particular year. Furthermore, due to its holding company structure, the Company’s ability to pay dividends is dependent upon the ability of its operating subsidiaries to pay dividends or make other payments to the Company. See “Item 3. Key Information—Risk Factors—Risks Relating to Holding Company Structure” above and Note 8. The Company’s Principal Stockholders are able to elect the majority of the members of the Board of Directors of the Company and, as a result, have the power to determine the outcome of actions requiring the approval of the Board of Directors and the stockholders, including the declaration, timing and amount of dividends.

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

Foreign Investment Legislation

Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Ley de Inversión Extranjera (the “Foreign Investment Law”), which became effective on December 29, 1993 and replaced the 1973 law on the same subject, and by the Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversiones Extranjeras (the “Foreign Investment Regulations”), which was issued in 1988. The Ministry of Economy and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law.

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

The Company will be required to pay tax at a rate of 30% on 1.4286 times the amount of any dividend paid during 2005 if the dividend is paid from earnings that have not been subject to income tax.

U.S. Tax Considerations

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation for U.S. holders. Dividends paid to a noncorporate U.S. holder before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that the individual holds the Equity Units or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, and meets other holding period requirements. Dividends paid by the Company with respect to the Equity Units or ADSs generally will be qualified dividend income. The gross amount of the dividend payment includes any Mexican tax that may be withheld from the dividend payment, even though U.S. holders will not actually receive this amount. The dividend is taxable to a U.S. holder when the U.S. holder, in the case of the Company’s shares (including shares comprising Equity Units), or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a U.S. holder must include in income will be the U.S. dollar value of the peso payments made, determined at the spot Mexican peso/U.S. dollar rate on the date the dividend distribution is includable in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss, and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a return of capital, to the extent of a U.S. holder’s basis in the U.S. holder’s Equity Units or ADSs, and thereafter as capital gain.

Subject to certain limitations, any Mexican tax withheld in accordance with the Treaty and paid over to Mexico will be creditable against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Mexican laws or under the Treaty, the amount of tax withheld that is refundable will not be eligible as a credit against the United States federal income tax liability. Dividends will constitute income from sources outside the United States but will be “passive income” or “financial services income” if paid before December 31, 2006, or “passive income” or “general income” if paid on January 1, 2007 or later, which in either case is treated separately from other types of income for purposes of computing the foreign tax credit allowable to U.S. holders.

Distributions of additional shares to U.S. holders with respect to their shares comprising Equity Units or ADSs, if made as part of a pro rata distribution to all stockholders of the Company, generally will not be subject to United States federal income tax.

Taxation of Capital Gains

Mexican Tax Considerations

Income from the sale of Equity Units by Mexican individuals and foreign residents is exempt from any Mexican tax if the transaction is carried out through any Mexican Stock Exchange concessioned under the Mexican Securities Market Law or through any foreign stock exchange located in a country with which Mexico has a treaty to avoid double taxation, provided that the sale does not take place “como operaciones de registro o cruces protegidos” or any other denomination that prevents the sellers from accepting more competitive offers than those received before and during the period of sale.

U.S. Tax Considerations

Subject to the PFIC rules discussed below, upon a sale or other disposition of Equity Units or ADSs, a U.S. holder generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in such Equity Units or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Additionally, the gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

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

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

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

2004
Ps (million)
Loan for US$108.2 million with one bullet payment in September 2006, interest payable semiannually at a rate of LIBOR plus 2.35%	1,219
Loan for US$90 million with one bullet payment in August 2008, interest payable semiannually at a rate of LIBOR plus 0.98%	1,014
Loan for US$73.1 million with one bullet payment in May 2007, interest payable semiannually at a rate of LIBOR plus 1.11%	823
Loan for US$52.6 million with one bullet payment in May 2009, interest payable semiannually at LIBOR plus 1.06%	592
Loan for US$31.3 million with one bullet payment in May 2007, interest payable semiannually at a rate of LIBOR plus 1.28%	353
Loan for US$24.8 million with one bullet payment in November 2005, interest payable semiannually at a rate of LIBOR plus 0.87%	280

The carrying amounts of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate. The Company’s long-term debt consists of debt instruments that bear interest at variable rates tied to market indicators and as such the carrying values are not materially different from the estimated fair market values at December 31, 2004.

The Company has issued a “medium-term note” and six “peso bonds” in the Mexican financial market for a total amount of Ps 3,700 million, equivalent to $380 million, which were outstanding as of December 31, 2004. The medium term note and each of the peso bonds are at different rates and terms. The payment of the principal of the “medium term note” and the peso bonds will be one bullet payment at the due date also detailed in the table below, together with the related Swaps.

Because the Company’s revenues are closely tied to the performance of the U.S. dollar, the Company, through the use of combined swaps, has converted its fixed and variable interest rates and proceeds from these medium term note and peso bonds into dollars, with terms and conditions as described in the relevant note.

Original Issue Date		Amount in Mexican Pesos		Interest Rate in Pesos	Amount in Millions of Dollars		Interest Rate in Dollars	Due Date
06-Sep-00	Medium-Term Note IMSA P00	Ps	1,000	Cetes (182 days) + 1.80	US$	108.2	LIBOR + 2.35	06-Sep-06
06-Sep-02	Peso Bond IMSA 02-3		900	Cetes (182 days) + 1.40		90.0	LIBOR + 0.98	28-Aug-08
30-May-02	Peso Bond IMSA 02-2		700	10.22%		73.1	LIBOR + 1.11	24-May-07
29-May-03	Peso Bond IMSA 03		547	9.30%		52.6	LIBOR + 1.06	27-May-09
30-May-02	Peso Bond IMSA 02		300	Cetes (182 days) + 1.15		31.3	LIBOR + 1.28	24-May-07
28-Nov-02	Peso Bond IMSA 02-5		253	11.20%		24.8	LIBOR + 0.87	30-Nov-05

		Ps	3,700		US$	380.0

*	On the date of the issuance of the note or bonds, as the case may be, the Company entered into a swap agreement whereby the amount of peso exposure was swapped in exchange for a fixed dollar obligation.

Foreign Currency Exchange Rate Risk

Although a portion of the Company’s sales is made in other currencies, the Company’s monetary liabilities at any given time are denominated mostly in U.S. dollars. Because of this, the Company is exposed to foreign currency exchange rate risk, as a result of variations in the value of the Mexican peso with respect to the U.S. dollar. During the years ended December 31, 2004 and 2003, the Mexican peso experienced devaluation with respect to the U.S. dollar of approximately 0.3% and 8.4%, respectively. The exchange rates as published by the Banco de Mexico of the Mexican peso to the U.S. dollar as of December 31, 2004 and 2003 were Ps 11.2648 and 11.2360, respectively.

The Company’s consolidated assets and liabilities include inventories and fixed assets purchased with foreign currencies and other monetary assets and liabilities denominated in foreign currencies. Such amounts, stated in U.S. dollars and their Mexican peso equivalents, are as follows:

	Millions of U.S. Dollars	Mexican Peso Equivalents (in millions, as of December 31, 2004)
Inventories	$611	Ps	6,883
Fixed assets	1,126		12,688
Monetary assets	306		3,447
Monetary liabilities	671		7,559

The Company’s monetary assets as of December 31, 2004 include $21 million in cash and cash equivalents, $264 million in accounts receivable and $21 million in other monetary assets. Its monetary liabilities include $27 million in short-term debt, $198 million in accounts payable, $391 million in long-term debt, including the current portion, and $55 million in other monetary liabilities.

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

Natural Gas Price Risk

The cost of natural gas is an important component of the Company’s cost structure. The Company is subject to natural gas cost fluctuations and can be affected by major price increases. Natural gas is distributed in Mexico by Pemex. As a result of the price volatility of natural gas in the international market, Pemex decided to offer a fixed price contract for natural gas to Mexican companies. During 2004, the Company entered into hedge agreements to protect the natural gas price at its plants in Mexico and in the United States, including gas coming from the Tractebel Plant, for approximately 55% and 70% of their consumption, respectively.

The Company actively manages the risks associated with the cost of natural gas, taking into consideration the future expectations of experts in the natural gas industry. In 2001, the Company decided to sell, through a swap agreement with Enron North America, Inc. (“Enron”), its rights under the contract with Pemex. In connection with the swap agreement with Enron, Enron’s affiliate, Enron Corp., executed in favor of the Company a Collateral Guarantee Agreement in which Enron Corp. irrevocably and unconditionally guaranteed the payment obligations of Enron under the swap agreement in an amount up to $15 million. In November 2001, Enron failed to comply with its obligations under the swap agreement and, as a result, the Company terminated the swap agreement. Enron filed for bankruptcy under Chapter 11 of the United States Code, the Company filed proof of claims for the payment of loss, plus accrued interest, calculated in accordance with the terms of the swap agreement, and the payment of amounts due pursuant to the Collateral Guarantee Agreement. In the fourth quarter of 2004, the Company compromised and settled the claims it had filed in the Enron North America, Inc. and Enron Corp, bankruptcy proceedings, leading to dismissal of the avoidance action filed by Enron Corp. against the Company and the objections to the proof of claim against Enron North America, Inc. and entry of a judgment allowing the claims in stipulated amounts of $10,000,000 and $17,500,000, respectively. In the same period, the Company negotiated an absolute assignment and sale of both claims to an unaffiliated third party and was paid a negotiated amount of $5,633,815 prior to year-end. All distributions paid by Enron Corp. and Enron North America, Inc. with respect to the claims will be paid to the purchaser.

Item 12.        Description of Securities Other than Equity Securities

Not required because this Form 20-F is filed as an annual report.

PART II

Item 13.        Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.        Controls and Procedures

(a) The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2004. Based on such evaluation, such officers have concluded that the disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in reports filed or submitted under the Exchange Act.

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

Item 16B.        Code of Ethics

The Company has adopted a code of ethics that applies to its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Company’s code of ethics may be obtained on the Company’s website at www.grupoimsa.com.

Item 16C.        Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to the Company by Galaz, Yamazaki, Ruiz Urquiza, S.C., a Member of Deloitte Touche Tohmatsu, and its affiliates as principal auditors, during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2004		2003
	(in millions of Mexican pesos)
Audit fees	Ps.	16	Ps.	13
Audit-related fees		1		1
Tax fees		7		6
All other fees		0		0

	Ps.	24	Ps.	20

Audit Fees. Audit fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. in connection with the audit of the annual financial statements and statutory and regulatory audits.

Audit-related Fees. Audit-related fees in the above table are the aggregate fees billed by Galaz, Yamazaki, Ruiz Urquiza, S.C. for financial accounting and reporting consultations.

Tax Fees. Tax fees in the above table are fees billed by Deloitte & Touche for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

During 2004 all audit and non-audit permitted services provided to the Company by the external auditors were pre-approved by the Audit Committee. It is the Company’s practice that any service proposals submitted by external auditors be discussed and pre-approved by the Audit Committee at its meetings, which take place at least twice a year. Once a proposed service is approved, the Company or a subsidiary of the Company formalizes the engagement of services. The Audit Committee’s approval of any audit or non-audit permitted services to be provided by the external auditors is confirmed in writing by the Audit Committee. In addition, the members of the Board of Directors are briefed on matters discussed by the different committees of the Board. The Company is in the process of embodying the foregoing practices in a formal written policy.

During 2004 the Company did not rely upon the de minimis exception to the pre-approval requirement provided by paragraph (c)(7(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.        Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.        Purchases and Sales of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Equity Units Purchased	(b) Average Price Paid per Equity Unit	(c) Total Number of Equity Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Equity Units that May Yet Be Purchased Under the Plans or Programs
Month #1 beginning date: January 28 end date: January 28	25,100	22.4970	0	9,835,483

Month #2 beginning date: February 2 end date: February 23	1,737,900	22.0788	0	8,244,616

Period	(a) Total Number of Equity Units Purchased	(b) Average Price Paid per Equity Unit	(c) Total Number of Equity Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Equity Units that May Yet Be Purchased Under the Plans or Programs
Month #3 beginning date: March 12 end date: March 16	60,000	21.7542	0	9,487,967

Month #4 beginning date: April 16 end date: April 30	94,600	22.6580	0	9,297,689

Month #5 beginning date: May 3 end date: May 20	282,300	22.3866	0	8,736,672

Month #6	—	—	—	8,736,672

Month #7	—	—	—	8,736,672

Month #8 beginning date: August 9 end date: August 25	52,200	27.8947	0	8,607,410

Month #9 beginning date: September 1 end date: September 22	75,800	27.9521	0	8,419,323

Month #10	—	—	—	8,419,323

Month #11 beginning date: November 9 end date: November 25	317,300	28.9740	0	8,572,928

Month #12 beginning date: December 1 end date: December 30	772,900	33.4414	0	7,161,347

Total	3,418,100

Period	(a) Total Number of Equity Units Sold	(b) Average Price Paid per Equity Unit	(c) Total Number of Equity Units Sold as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Equity Units that May Yet Be Purchased Under the Plans or Programs
Month #1 beginning date: January 6 end date: January 30	1,252,100	21.3226	0	8,736,672

Period	(a) Total Number of Equity Units Sold	(b) Average Price Paid per Equity Unit	(c) Total Number of Equity Units Sold as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Equity Units that May Yet Be Purchased Under the Plans or Programs

Month #2 beginning date: February 11 end date: February 27	896,200	22.8185	0	8,736,672

Month #3 beginning date: March 2 end date: March 10	674,400	22.7037	0	8,607,410

Month #4	—	—	—	8,419,323

Month #5 beginning date: May 3 end date: May 20	—	—	—	8,419,323

Month #6	—	—	—	8,572,928

Month #7	—	—	—	7,161,347

Month #8 beginning date: August 9 end date: August 25	—	—	—	8,736,672

Month #9 beginning date: September 1 end date: September 22	—	—	—	8,736,672

Month #10	—	—	—	8,607,410

Month #11 beginning date: November 8 end date: November 26	375,300	29.1068	0	8,419,323

Month #12 beginning date: December 13 end date: December 31	295,600	33.6458	0	8,419,323

Total	3,493,600

PART III

Item 17.        Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.        Financial Statements

The following consolidated financial statements and schedules, together with the reports of independent registered public accounting firms thereon, are filed as part of this annual report:

Item 19.        Exhibits

The following exhibits are filed as part of this annual report:

Exhibit No.
By-laws (Estatutos Sociales), as amended (English translation) (incorporated by reference from Grupo Imsa S.A. de C.V.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).	1.1

Amendment, dated as of April 4, 2005, to Deposit Agreement among Grupo Imsa, S.A. de C.V., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts Issued Thereunder.*	2.1

Trust Agreement, dated April 10, 1997, among ING Bank (Mexico), S.A., Institución de Banca Múltiple (Multiple Banking Institution), ING Baring Grupo Financiero (Mexico), S.A. de C.V., Fernando Canales Clariond, Marcelo Canales Clariond, Susana Canales de Odriozola, María del Consuelo Canales de Valdés, Eugenio Clariond Reyes, Santiago Clariond Reyes, Benjamín Clariond Reyes, José Gerardo Clariond Reyes, Ninfa Clariond Reyes and María Clariond Reyes de la Garza (incorporated by reference from Grupo Imsa, S.A. de C.V.’s Annual Report on Form 20-F for the fiscal year ended December 31, 1996)	3.1

Agreement between Johnson Controls, Inc. and Grupo Imsa, S.A. de C.V., dated July 19, 2004.*	4.1

Subsidiaries of the Company.*	8.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*	12.1

Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*	12.2

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*	13.1

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*	13.2

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO IMSA, S.A. DE C.V.

By:	/s/ Enrique González González
Name:	Enrique González González
Title:	General Counsel

Dated: June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Grupo Imsa, S.A. de C.V.

San Pedro Garza García, N.L.

We have audited the accompanying consolidated balance sheets of Grupo Imsa, S.A. de C.V. and Subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004, all expressed in millions of Mexican pesos of purchasing power of December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company’s consolidated subsidiaries mentioned in Note 2a for the years ended December 31, 2003 and 2002, which statements reflect total assets constituting 3% of consolidated total assets as of December 31, 2003 and total net sales constituting 10% and 12% of consolidated total net sales for the years ended December 31, 2003 and 2002, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries for the years ended December 31, 2003 and 2002, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Mexico.

Our audits also included auditing the adjustments to convert the financial statements of the consolidated subsidiaries audited by other auditors into Mexican pesos and accounting principles generally accepted in Mexico for purposes of consolidation.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income and stockholders’ equity for each of the three years in the period ended December 31, 2004, to the extent summarized in Note 17.

The accompanying financial statements have been translated into English for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. Carlos J. Vázquez Ayala

February 28, 2005

June 29, 2005 as to Note 17

Independent Auditors’ Report

To the Board of Directors

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

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Louisville Ladder Group LLC and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Louisville, Kentucky

January 31, 2004

Independent Auditors’ Report

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

KPMG Auditores Independientes

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

(Millions of Mexican pesos of purchasing power as of December 31, 2004)

	2004		2003
ASSETS
Current:
Cash and cash equivalents	Ps	359	Ps	875
Accounts receivable-trade, net of allowance for doubtful accounts Ps 106 and Ps 99		4,929		3,839
Inventories		8,788		5,195
Other current assets		1,212		1,073
Current assets of discontinued operations		—		1,838

		15,288		12,820
Investments in shares		123		121
Property, plant and equipment		18,308		18,678
Other assets		293		543
Excess of cost over fair value of net assets acquired of subsidiaries, net of accumulated amortization of Ps 446 and Ps 386		1,134		1,261
Noncurrent assets of discontinued operations		—		2,607

TOTAL ASSETS	Ps	35,146	Ps	36,030

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current portion of long–term debt	Ps	280	Ps	932
Bank loans		306		304
Accounts payable–trade		2,980		3,309
Advances from clients		483		260
Other accounts payable and accrued liabilities		1,760		1,087
Current liabilities of discontinued operations		—		1,715

		5,809		7,607

Long–term debt		4,130		7,616
Deferred taxes		4,489		2,860
Other long–term liabilities		336		273
Noncurrent liabilities of discontinued operations		—		1,135

		8,955		11,884

TOTAL LIABILITIES		14,764		19,491

Excess of fair value of net assets acquired over cost of subsidiaries, net of accumulated amortization of Ps 2,938 and Ps 2,894		55		99

Stockholders’ equity:
Common stock – without par value, 2,809.0 and 2,808.7 (million) shares issued and outstanding		5,225		5,225
Additional paid–in capital		3,064		3,064
Initial deferred tax effect		(3,822)		(3,822)
Reserve for repurchase of own shares		139		143
Retained earnings		22,526		17,359
Insufficiency in capital restatement		(6,805)		(6,477)

Majority interest		20,327		15,492
Minority interest		—		948

TOTAL STOCKHOLDERS’ EQUITY		20,327		16,440

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps	35,146	Ps	36,030

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of December 31, 2004, except share and per share amounts)

	2004		2003		2002
Net sales	Ps	37,075	Ps	27,703	Ps	25,767
Cost of sales		30,341		23,113		20,436
Operating expenses		3,065		3,059		2,989

OPERATING INCOME		3,669		1,531		2,342

Integral financing cost, net:
Interest expense		342		338		418
Interest income		(59)		(35)		(76)
Foreign exchange loss, net		25		737		1,077
Gain from monetary position		(291)		(322)		(436)

		17		718		983

Other expenses (income), net		161		200		(364)

INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING		3,491		613		1,723

Income taxes		753		166		182
Employees’ profit sharing		13		26		58

		766		192		240

INCOME BEFORE DISCONTINUED OPERATIONS		2,725		421		1,483

Discontinued operations		317		638		209

CONSOLIDATED NET INCOME	Ps	3,042	Ps	1,059	Ps	1,692

Net income of minority interest	Ps	108	Ps	263	Ps	150
Net income of majority interest		2,934		796		1,542

CONSOLIDATED NET INCOME	Ps	3,042	Ps	1,059	Ps	1,692

Earnings per common share:
Net Income from continuing operations	Ps	0.97	Ps	0.15	Ps	0.53
Discontinued operations		0.11		0.23		0.07

CONSOLIDATED NET INCOME	Ps	1.08	Ps	0.38	Ps	0.60

Net income of minority interest	Ps	0.04	Ps	0.09	Ps	0.05
Net income of majority interest		1.04		0.29		0.55

CONSOLIDATED NET INCOME	Ps	1.08	Ps	0.38	Ps	0.60

Weighted average common shares outstanding (millions)		2,810		2,813		2,815

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of December 31, 2004, except share and per share amounts)

	Common Stock
	Shares (Millions)	Amount		Additional Paid-in Capital		Initial Deferred Tax Effect		Reserve for Repurchase of Own Shares		Retained Earnings		Insufficiency in Capital Restatement		Minority Interest		Total Stockholders’ Equity
BALANCE AS OF DECEMBER 31, 2001	2,815.1	Ps	5,227	Ps	3,064	Ps	(3,822)	Ps	157	Ps	15,603	Ps	(7,052)	Ps	1,139	Ps	14,316
Dividends paid (Ps 0.065 per common share)	—		—		—		—		—		(221)		—		—		(221)
Transactions of own shares, net	(0.9)		—		—		—		—		—		—		—		—
Comprehensive income	—		—		—		—		—		1,542		(134)		232		1,640
Decrease in minority interest	—		—		—		—		—		—		—		(169)		(169)

BALANCE AS OF DECEMBER 31, 2002	2,814.2		5,227		3,064		(3,822)		157		16,924		(7,186)		1,202		15,566

Dividends paid (Ps 0.12 per common share)	—		—		—		—		—		(361)		—		—		(361)
Transactions of own shares, net	(5.5)		(2)		—		—		(14)		—		—		—		(16)
Comprehensive income	—		—		—		—		—		796		709		472		1,977
Decrease in minority interest	—		—		—		—		—		—		—		(726)		(726)

BALANCE AS OF DECEMBER 31, 2003	2,808.7		5,225		3,064		(3,822)		143		17,359		(6,477)		948		16,440

Dividends paid (Ps 0.21 and Ps 0.11 per common share)	—		—		—		—		—		(995)		—		—		(995)
Transactions of own shares, net	0.3		—		—		—		(4)		—		—		—		(4)
Comprehensive income	—		—		—		—		—		2,934		(328)		108		2,714
Discontinued operations	—		—		—		—		—		3,228		—		—		3,228
Decrease in minority interest	—		—		—		—		—		—		—		(1,056)		(1,056)

BALANCE AS OF DECEMBER 31, 2004	2,809.0	Ps	5,225	Ps	3,064	Ps	(3,822)	Ps	139	Ps	22,526	Ps	(6,805)	Ps	—	Ps	20,327

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of December 31, 2004)

	2004		2003		2002
OPERATING ACTIVITIES:
Income before discontinued operations	Ps	2,725	Ps	421	Ps	1,483

ITEMS NOT REQUIRING (GENERATING) RESOURCES:
Depreciation and amortization		1,513		1,277		1,187
Amortization of excess of fair value of net assets acquired over cost of subsidiaries, net		18		18		(414)
Deferred income taxes		478		11		(34)
Others		81		18		17

		4,815		1,745		2,239

CHANGES IN OPERATING ASSETS AND LIABILITIES NET OF EFFECTS FROM BUSINESS ACQUIRED:
Accounts receivable–trade		(1,090)		(207)		(387)
Inventories		(3,513)		92		(387)
Other current assets		(139)		675		(73)
Accounts payable–trade		(329)		432		(267)
Advances from clients		223		64		(125)
Other accounts payable and accrued liabilities		673		(396)		—
Other discontinued operations		123		(341)		683

		(4,052)		319		(556)

NET RESOURCES GENERATED BY OPERATING ACTIVITIES		763		2,064		1,683
Discontinued operations		317		638		209

		1,080		2,702		1,892

FINANCING ACTIVITIES:
Proceeds (payments) of short–term bank loans		2		36		(2)
Proceeds from borrowings from banks and issuance of long–term debt		—		3,330		3,430
Payments of long–term debt		(3,892)		(2,530)		(2,422)
Monetary effect on long–term debt		(246)		(714)		(533)
Common dividends paid		(995)		(361)		(221)
Others		63		(10)		(21)
Other financing activities of discontinued operations		(1,135)		(284)		123

NET RESOURCES (USED IN) GENERATED BY FINANCING ACTIVITIES		(6,203)		(533)		354

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment		(1,453)		(1,651)		(1,844)
Sale of property, plant and equipment		214		101		158
Disposal (acquisitions) of companies and minority interest		3,163		—		(116)
Other assets		76		—		(30)
Other assets of discontinued operations		2,607		(244)		(353)

NET RESOURCES GENERATED BY (USED IN) INVESTING ACTIVITIES		4,607		(1,794)		(2,185)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(516)		375		61
Cash and cash equivalents at beginning of year		875		500		439

CASH AND CASH EQUIVALENTS AT END OF YEAR	Ps	359	Ps	875	Ps	500

The accompanying notes are an integral part of these financial statements.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Millions of Mexican pesos of purchasing power as of December 31, 2004)

1. NATURE OF BUSINESS:

Grupo Imsa, S.A. de C.V. is a Mexican holding company, with core businesses consisting of (i) steel processing products, (ii) steel and plastic construction products and (iii) aluminum and other related products, for their marketing in the domestic and overseas markets.

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

Comprehensive Income – Comprehensive income (loss) presented in the accompanying consolidated and individual statements of changes in stockholders’ equity represents the Company’s total activity during each year and includes the net income of the year, plus the effect of excess or insufficiency in capital restatement, adding or subtracting the minority interest effect, which in accordance with Mexican GAAP is presented directly in stockholders’ equity without affecting the statement of operations.

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

Grupo Imsa has created direct subsidiaries by business segment, which act as direct holdings of the operating companies. The direct subsidiaries of Grupo Imsa and its ownership percentages are as follows:

Ownership Percentage as of December 31, 2004
Steel Processing Products:
IMSA ACERO, S.A. de C.V. (IMSA ACERO)	100%

Steel and Plastic Construction Products:
IMSATEC, S.A. de C.V. (IMSATEC)	100%

Aluminum and Other Related Products:
IMSALUM, S.A. de C.V. (IMSALUM)	100%

Other:
Corporativo Grupo Imsa, S.A. de C.V	100%
Fincas Industriales Monterrey, S.A. de C.V	100%

Until December 2003, GES America, L.L.C. and ABC Battery Company, L.L.C. and subsidiaries (divested in July 2004 as more fully explained in Note 4) as well as Louisville Ladder Group L.L.C. and subsidiary (additional 49% of shares were acquired by the Company as mentioned in Note 4), were audited by other auditors than the principal auditor.

The indirect subsidiaries Valmont Formet, S. de R.L. de C.V., Bayer IMSA, S.A. de C.V. and Imsa ITW, S.A. de C.V. are being consolidated proportionately with the ownership percentages in each financial statement line, based on International Accounting Standard No. 31, “Financial Reporting of Interests in Joint Ventures”, as required by Bulletin A–8, “Supplementary Application of International Accounting Standards”, issued by the IMCP, because the partners of the joint venture have joint control over the companies.

b. Translation of Financial Statements of Foreign Subsidiaries and Associated Companies – The financial statements of consolidated foreign subsidiaries and of foreign associated companies are translated into Mexican pesos in accordance with Bulletin B–15, “Foreign Currency Transactions and Translation of Financial Statements

of Foreign Subsidiaries”, published by the IMCP. The asset, liability and stockholders’ equity (except common stock that is translated at the exchange rate of the date in which the contributions were made) accounts and the amounts of the statement of operations are translated using the exchange rate at the balance sheet date after the application of the third amendment to Bulletin B–10. Prior year financial statements are restated using an average factor based on sales in accordance with Bulletin B–15.

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

3. SIGNIFICANT ACCOUNTING POLICIES:

a. Effects of Inflation on the Financial Statements – The consolidated financial statements of the Company recognize the effects of inflation in accordance with Bulletin B–10, “Recognition of the Effects of Inflation in Financial Information”, as amended, issued by the IMCP. The Third Amendment to Bulletin B–10 requires that all financial statements and related notes be presented in constant pesos as of the date of the most recent balance sheet presented. Factors derived from the National Consumer Price Index (NCPI), published by Banco de México, are applied to restate the financial statements of the Mexican companies to constant pesos. The Company’s consolidated financial statements reflect the effects of inflation, as follows:

(1) Bulletin B–12, “Statements of Changes in Financial Position” (B-12), addresses the presentation of statements of changes in financial position once the financial statements have been restated to constant Mexican pesos in accordance with the Third Amendment to Bulletin B–10. Pursuant to Bulletin B–12, the changes in financial position reflected in the consolidated statements of changes in financial position are based on the differences between the beginning and ending balance sheet balances stated in the pesos of purchasing power as of December 31, 2004. The changes in inventories, investment in shares and property, plant and equipment are adjusted by the applicable result from holding non–monetary assets. The monetary gains or losses and foreign exchange gains and losses (except for realized gains or losses) are non–cash transactions that are classified as operating activities, included in consolidated net income.

(2) The operations of foreign subsidiaries and associated companies are not considered an integral part of the Company; thus, the inflation effects confronted by the foreign companies in their country are applied when consolidating the financial statements.

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

(5) The excess (insufficiency) in capital restatement represents principally the gain (loss) from holding non– monetary assets which is the increase (decrease) in the values of non–monetary assets as adjusted to their replacement cost and specific indices in excess of or below the increase attributable to general inflation as measured by the NCPI.

b. Cash Equivalents – The Company considers all highly–liquid temporary investments with original maturity of three months or less to be cash equivalents. Such investments consist primarily of overnight funds at banks and are stated at market value, which approximates cost plus accrued interest.

c. Financial Instruments – Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur. Dividends from equity financial instruments are recognized in results of operations of the same period in which the fair value of the financial instrument is adjusted by such dividends.

d. Derivative Financial Instruments - The internal control system established by the Company includes policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates using derivative financial instruments. These instruments are traded only with institutions of high repute and trading limits have been established for each institution. The Company does not carry out transactions with derivative financial instruments for the purpose of speculation.

The derivative financial instruments that are currently used by the Company are primarily forward contracts to reduce its exposure to exchange rate fluctuations. Premiums paid are amortized over the term of the derivative financial instrument using the effective interest method.

Derivative financial instruments identified as hedges are valued using the same valuation criteria used for the assets or liabilities hedged, and the effects of their valuation are recognized in results of operations, net of costs, expenses, or revenue from the assets or liabilities whose risks are being hedged. The financial assets or liabilities generated by these instruments are presented in the balance sheet as a reduction of the liabilities or assets whose risks are being hedged.

e. Inventories and Cost of Sales – Inventories are stated at the lower of replacement cost or realizable value. Cost of sales is stated at estimated replacement cost at the time of sale. Replacement costs of finished goods and production in process are based on the most recent fully absorbed cost of related production. Replacement costs of related raw materials, tools, and parts are determined based on purchase prices prevailing at the balance sheet date.

f. Property, Plant and Equipment – Fixed assets of Mexican origin are restated by factors derived from the NCPI, whereas equipment of foreign origin are restated by means of indices of the country of origin and translated at the exchange rate at the date of restatement. Repairs and maintenance are expensed when incurred. Depreciation is computed under the straight–line method, based on the remaining useful lives of the related assets determined by independent appraisers. The remaining estimated useful lives in years are as follows:

	2004	2003	2002
Buildings	24.4	26.2	27.4
Machinery and equipment	9.8	12.8	11.2
Transportation equipment	2.8	3.5	3.1
Computer equipment	2.2	2.5	2.5

g. Construction in Progress – Construction in progress includes costs incurred during the construction and installation of fixed assets, including capitalized integral financing cost (income). The integral financing cost (income) capitalized is determined based only on financing specifically obtained for the construction and installation of fixed assets. Construction in progress is restated as mentioned in Note 3.f.

h. Impairment of Long-lived Assets In Use- The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, in accordance with requirements established in Bulletin C-15, “Impairment and disposal of long-lived assets in use”.

i. Investment in Associated Companies- Investments in which the Company holds between a 10% and 50% ownership interest and does not have effective control nor share control, as in the joint-ventures, are accounted for using the equity method.

j. Other Assets – Costs and expenses incurred in the development phases, which will have future economic benefits and fulfill the criteria for being recognized as an asset in accordance with Bulletin C-8, are capitalized and amortized based on the straight-line method over five years. The cost incurred that does not fulfill the criteria, and the related investigation cost, are recorded in the statement of operations of the period in which they occur. Pre-operating cost incurred after January 1, 2003, is recorded directly in statement of operations of the period in which they occur.

Pre-operating expenses capitalized as of December 31, 2002 are amortized using the straight-line method over 10 years. Other non–monetary assets are restated by applying NCPI factors to the historical cost of the related assets.

k. Excess of Cost Over Fair Value of Net Assets Acquired of Subsidiaries – The excess of cost over fair value of net assets acquired of subsidiaries is restated utilizing factors derived from the NCPI and is amortized on a straight line basis over 20 years.

l. Excess of Fair Value Over Cost of Net Assets Acquired of Subsidiaries – Excess of fair value over cost of net assets acquired of subsidiaries (“negative goodwill”) is classified as a deferred credit and restated utilizing factors derived from the NCPI and is amortized by the straight–line method during the period in which the acquired companies are integrated into the Company’s operations, not exceeding five years.

m. Employee Benefits – Severance indemnities are required by law to be paid to employees terminated under certain circumstances. Severance compensation is charged to operations when it becomes payable. Seniority premium costs are actuarially calculated based on actual interest rates, using the projected unit credit method and are recognized over the employees’ expected years of service in accordance with Bulletin D–3, “Accounting for Employees’ Benefits”, issued by the IMCP, which is estimated to be 18 years. Unrecognized prior service costs and the transition obligation are amortized based on the expected remaining service lives of employees, which is 16 years.

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

n. Provisions- When the Company has a present obligation arising from a past event, which may result in the utilization of economic resources that can be fairly estimated, provisions are being recognized. Such provisions are recorded at net present value when the discount effect is material.

o. Foreign Currency Transactions – Assets and liabilities denominated in foreign currencies are valued at the applicable exchange rates as of the balance sheet dates. Transactions in foreign currencies are valued at the applicable exchange rates at the respective dates of the transactions. Foreign exchange gains and losses are reflected in current operations, except for amounts capitalized to fixed assets as a part of capitalized integral financing cost (income).

p. Revenue Recognition – Revenues are recognized in the period in which the risks and rewards of ownership of the inventories are transferred to the customers, which generally coincides with the delivery of products to customers in satisfaction of orders. A subsidiary in the segment of steel and plastic construction products, which account for 15% of consolidated net sales, uses the percentage of completion method recognizing revenues based upon the ratio of material cost incurred to estimated total material on customer contracts.

q. Income Taxes, Tax on Assets and Employee Profit–Sharing – The provisions for income taxes (ISR) and employee profit–sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income taxes assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carry-forwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented with deferred income taxes.

r. Earnings Per Share – Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during each period.

s. Estimates and Assumptions – The preparation of financial statements in accordance with accounting principles generally accepted in Mexico requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ.

t. Reclassifications- Certain balances contained in the consolidated financial statements for the years ended December 31, 2003 and 2002 have been reclassified to conform their presentation with the consolidated financial statements as of December 31, 2004.

4. ACQUISITIONS AND DIVESTITURES:

The following acquisitions and divestitures have been made by the Company. The consolidated financial statements include the results of these operations, which are summarized as follows:

•	Acquisitions:

In January 2004, IMSALUM the holding Company in the aluminum and other related products segment, acquired the remaining 49% shares of Louisville Ladder Group for US$ 15 million, increasing to 100% its share participation. In accordance with Mexican accounting principles, the excess of fair value of net assets acquired over the cost of subsidiaries amounting to Ps 34 was recorded as a capital operation because it was done between majority and minority shareholders.

In July 2002, Empresas Stabilit, S.A. de C.V. (subsidiary of IMSATEC in the steel and plastic products segment) acquired 100% of the shares of the Spanish company Lightfield, S.A. for US$ 10 million.

•	Divestitures:

In July 2004 Grupo Imsa and Johnson Controls, Inc. (JCI) reached an agreement in which Grupo Imsa divested its share participation in the automotive batteries and related products segment, and JCI, its minority partner since 1998, obtained 100% of ownership percentage. Grupo Imsa sold its 51% interest for US$ 525 million, which represented its ownership in the automotive battery business and included the absorption of the divested business’ debt by JCI. The primary use of the proceeds was for debt payment.

In accordance with an interpretation of current accounting guidance, this transaction was accounted for as a capital transaction, because it took place between majority and minority shareholders. Therefore, Ps 3,228 was recorded directly in retained earnings, in stockholders equity, net of the deferred income tax effect.

The balance sheet and statement of operations of the divested segment have been presented as discontinued operations separate from the continuing operations. Consolidated financial statements for the years ended December 31, 2003 and 2002, have been reclassified to conform their presentation to those as of December 31, 2004.

	2004 (1)		2003		2002
Net sales of discontinued operations	Ps	3,068	Ps	5,060	Ps	4,788
Costs and expenses		2,576		4,073		4,390
Income taxes and employees’ profit sharing		175		349		189

Net income of discontinued operations	Ps	317	Ps	638	Ps	209

(1)	January 1 to July 31, 2004.

5. INVENTORIES:

	2004		2003
Raw material, tools and parts	Ps	3,711	Ps	1,950
Production in process		61		237
Finished goods		3,922		2,424
Merchandise in transit and advances to suppliers		1,094		584

	Ps	8,788	Ps	5,195

6. PROPERTY, PLANT AND EQUIPMENT, NET:

	2004		2003
Land Ps	Ps	2,079	Ps	2,074
Buildings		4,425		4,024
Machinery and equipment		19,227		18,834
Transportation equipment		135		178
Computer equipment		259		344
Accumulated depreciation		(8,368)		(7,745)

		17,757		17,709
Construction in progress		551		969

	Ps	18,308	Ps	18,678

7. BANK LOANS:

Bank loans are primarily US dollar denominated, with average interest rates of approximately 3.15% and 2.52%, for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004, the Company had unused uncommitted, short–term credit lines available with banks totaling approximately US$ 495 million. Interest rates on these lines are 3%.

8. LONG –TERM DEBT:

Long-term debt consists of the following:

	2004		2003
Syndicated credit for US$380 million divided in three parts:

- US$120 million with four semiannual payments of US$30 million starting on February 25, 2002; interest to be paid quarterly at LIBOR plus 1%.

- US$150 million with six semiannual payments of US$15 million starting on August 25, 2003 and a final payment of US$60 million on August 25, 2005; interest to be paid quarterly at LIBOR plus 1.125% for the first year, LIBOR plus 1.25% second year, 1.375% third year and 1.5% until its maturity.

- US$110 million with four semiannual payments of US$27.5 million starting on February 25, 2005; interest to be paid quarterly at an annual rate of LIBOR plus 1.375% first year, 1.5% second year, 1.625% third year, 1.75% fourth year and 1.75% until its maturity. (1)

	Ps	—	Ps	1,238
Loan for US$108.2 million with one bullet payment in September 2006, the interest is payable semiannually at a rate of LIBOR plus 2.35%(2)(3).		1,219		1,276
Multi-currency syndicated credit for US$163 million, divided in two parts:
- US$70 million with maturity in five years, with eight semiannual payments starting on December 30, 2004, ending on June 30, 2008, interest to be paid semi-annually at LIBOR plus 1.05 % for the first three years, LIBOR plus 1.15% for the fourth year and LIBOR plus 1.25% for the last year. - US$92.7 million with maturity in five years, with eight semiannual payments starting in December 30, 2004, ending on June 30, 2008, interest to be paid semiannually at LIBOR plus 1.10%(1)		—		1,919
Loan for US$90 million with one bullet payment in August 2008, the interest is payable semiannually at a rate of LIBOR plus 0.98%(2)(3)		1,014		1,061
Loan for US$73.1 million with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.11%(2)(3)		823		861
Loan for US$52.6 million with one bullet payment in May 2009, the interest is payable semiannually at LIBOR plus 1.06%(2)(3)		592		620
Loan for US$31.3 million with one bullet payment in May 2007, the interest is payable semiannually at a rate of LIBOR plus 1.28%(2)(3)		353		370
Loan for US$30 million with one bullet payment in September 2004, the interest is payable semiannually at a rate of LIBOR plus 0.89%(4)		—		354
Loan for US$24.8 million with one bullet payment in November 2005, the interest is payable semiannually at a rate of LIBOR plus 0.87%(2)(3)		280		293
Other – payable in US dollars		129		515
Other – payable in Mexican pesos		—		41

		4,410		8,548
Current portion of long–term debt		(280)		(932)

	Ps	4,130	Ps	7,616

The schedule of principal payments of long–term debt as of December 31, 2004 is as follows:

2005	Ps	280
2006		1,219
2007		1,197
2008		1,122
2009		592

	Ps	4,410

(1)	These loans were prepaid during 2004, without commissions or penalties.
(2)	Grupo Imsa has issued a “Medium Term Note” and five “Peso Bonds” in the Mexican financial market for a total amount of Ps 3,700 (equivalent to US$380 million), at different rates and terms that are detailed in the table below. Since the revenues of the Company are highly tied to the US dollar, through combined Swaps, Grupo Imsa converted the fixed and variable rates and proceeds from these programs, into loans with variable rates in dollars with the descriptions and conditions disclosed in this note. The payment of the principal of the “Medium Term Note” and the “Peso Bonds” will be one bullet payment at the due date also detailed in the table below, together with the combined Swaps:

Original Issue Date		Amount in Mexican Pesos		Interest Rate in Pesos	Amount in Millions of Dollars		Interest Rate in Dollars	Due Date
06-Sep-00	Medium Term Note IMSA P00	Ps	1,000	Cetes (182 days) + 1.80	US$	108.2	LIBOR + 2.35	06-Sep-06

06-Sep-02	Peso Bond IMSA 02-3		900	Cetes (182 days) + 1.40		90.0	LIBOR + 0.98	28-Aug-08

30-May-02	Peso Bond IMSA 02-2		700	10.22%		73.1	LIBOR + 1.11	24-May-07

29-May-03	Peso Bond IMSA 03		547	9.30%		52.6	LIBOR + 1.06	27-May-09

30-May-02	Peso Bond IMSA 02		300	Cetes (182 days) + 1.15		31.3	LIBOR + 1.28	24-May-07

28-Nov-02	Peso Bond IMSA 02-5		253	11.20%		24.8	LIBOR + 0.87	30-Nov-05

		Ps	3,700		US$	380.0

(3)	These programs were issued by the legal entity Grupo Imsa.
(4)	This loan was paid at its maturity.

Certain long term debt agreements of certain Grupo Imsa subsidiaries, for a total amount of US$11 million, provide for various financial covenants that include financial maintenance tests based on the Company’s consolidated balances and results. The most restrictive financial covenants for the subsidiaries, include: (i) the ratio of operating income plus depreciation and amortization to gross interest expense, (ii) the ratio of bank loans to operating income plus depreciation and amortization and (iii) minimum stockholders’ equity. The most restrictive consolidated ratio levels that must be maintained are (i) no lower than 2.5, (ii) no higher than 3.5 and (iii) maintain as minimum level Ps 7,800, respectively. The Company is guarantor of said bank loans. As of December 31, 2004, the Company was in compliance with the above mentioned financial covenants.

9. FINANCIAL INSTRUMENTS:

– Foreign currency forward contracts (Forward Contracts) – Some of the subsidiaries maintain a favorable commercial trade position in US dollars. This position motivated the Company to enter into Forward Contracts establishing a fixed exchange rate for each transaction. In accordance with the agreement the Company is obligated to sell the dollar amount at the exchange rate agreed in the contract. If the exchange rate in the market at the due date is below the fixed exchange rate agreed, then the Company receives the spread; if the exchange rate is above the agreed fixed exchange rate, the Company pays the difference. As of December 31, 2004 the total outstanding amount of Forward Contracts is US$44.6 million. At the same date, the fair value would represent a favorable valuation for the Company of US$3.1 million.

-	Natural gas price contract: During 2004 Grupo Imsa entered into purchase contracts to protect the natural gas price at its plants in Mexico and in the United States of America (USA), including the gas coming from the Tractebel Plant (see Note 13) for approximately 55% and 70% of the consumption, respectively. A summary of these contracts as of December 31, 2004, is as follows:

Agreement with	Calculated period	Million of BTU’s for the calculated period	US$ price per BTU’s MM	Favorable valuation in millions of US$
Operative natural gas in Mexico	January to December 2005	4,161,000	Ranging from 4.35 to 4.60	6.00

Operative natural gas in U.S.	January to December 2005	503,700	Ranging from 4.15 to 4.50	0.94

Tractebel Plant natural gas	January to December 2005	3,139,000	Ranging from 4.1 to 4.69	4.91

-	Aluminum price hedge: During 2004 Grupo Imsa entered into several swaps to fixed the aluminum price for a subsidiary, insuring a fixed price for a predetermined volume of aluminum purchases for the period January 2005 to April 2007. At the maturity of each swap, Grupo Imsa has the obligation to sell certain tons at the fixed price contracted; if the aluminum market price at the day of each maturity is above the contracted price, Grupo Imsa will receive the difference, or on the contrary, if the actual price is below the contracted price, Grupo Imsa will pay the difference. As of December 31, 2004, notional amount of the contracted swaps was 41,500 tons, representing a favorable position for the Company amounting to US$10.7 million.

10. FOREIGN CURRENCY BALANCES AND TRANSACTIONS:

a. During the years ended December 31, 2004 and 2003, the Mexican peso experienced devaluation with respect to the U.S. dollar of approximately 0.3% and 8%, respectively. The exchange rates of the Mexican peso to the U.S. dollar as of December 31, 2004 and 2003 were 11.2648 pesos and 11.2360 pesos, respectively.

b. The Company’s consolidated assets and liabilities include inventories and fixed assets purchased with foreign currencies and other monetary assets and liabilities denominated in foreign currencies. Such amounts, stated in U.S. dollars and their Mexican peso equivalents as of December 31, 2004, are as follows:

	Consolidated
	Millions of U.S. Dollars	Mexican Peso Equivalents
Inventories	611	Ps	6,883
Fixed assets	1,126		12,688
Monetary assets	306		3,447
Monetary liabilities	671		7,559

c. Transactions in foreign currencies stated in U.S. dollars and their Mexican peso equivalents are as follows:

	Millions of U.S. Dollars	Mexican Peso Equivalents
Exports	1,625	Ps	18,308
Imports	509		5,731

11. EMPLOYEE RETIREMENT OBLIGATIONS:

In accordance with Bulletin D-3 (see Note 3.m) additional disclosures of the seniority premium and pension plans of the Company and the actuarial assumptions at December 31 are as follows:

	2004		2003
Accumulated Benefit Obligations	Ps	(214)	Ps	(131)
Projected Benefit Obligations	Ps	(169)	Ps	(167)
Plan Assets		95		105

Net Projected Liability		(74)		(62)
Additional Liability		(45)		(51)

	Ps	(119)	Ps	(113)

	2004		2003
Assumptions:
Discount Rate		4.5%		4.5%
Expected Long-term Rates of Return on Plan Assets		5.0%		5.0%
Salary Increase Rate		1.0%		1.0%

Net periodic pension cost of Ps 22, Ps 20 and Ps 19 for the years ended December 31, 2004, 2003 and 2002, respectively, is classified in the consolidated statements of operations as an administrative expense and the related accrued liabilities are classified in the consolidated balance sheets in other long–term liabilities.

12. INCOME TAXES, TAX ON ASSETS AND EMPLOYEES’ PROFIT SHARING:

a. Grupo Imsa and its Mexican subsidiaries file a consolidated annual income tax (ISR) and tax on assets (IMPAC) return in the proportion which the holding company owns the voting stock of its subsidiaries at the balance sheet dates. As of January 1, 2002, the proportion is calculated based on the daily average equity participation that the holding company maintains of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Starting January 1, 2005 the above mentioned percentage was modified to consolidate at 100% in the ownership proportion. Provisional income taxes and tax on asset payments of Grupo Imsa and its subsidiaries are made on an individual basis.

b. In accordance with Mexican tax law, the Company is subject to ISR and IMPAC, which take into consideration the taxable and deductible effects of inflation. The ISR rate was 33% in 2004, 34% in 2003 and 35% in 2002. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

The principal amendments to the ISR and IMPAC Laws issued on December 1, 2004, effective as of 2005 were as follows: a) the ISR rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007 and thereafter; b) for income tax purposes, cost of sales will be deducted instead of inventory purchases; c) In 2005, an option was established to accumulate inventories at December 31, 2004, in a period from 4 to 12 years determined in conformity with the respective tax rules; when opting to accumulate inventories, the unamortized balance of inventories under Rule 106 and tax loss carry forwards should be deducted from the inventory balance; the inventories cost of sales may be deducted as inventories are sold; d) as of 2006, the employee statutory profit sharing paid will be fully deductible; e) the deduction or accrual of the effect of inflation is now applicable to all monetary assets and liabilities and f) bank liabilities and liabilities with foreign entities must be included in the determination of the IMPAC taxable base.

c. The provisions for income taxes and employees’ profit sharing are as follows:

	2004		2003		2002
Income Taxes:
Domestic:
Current	Ps	45	Ps	101	Ps	157
Deferred		855		42		74
Effect of change in statutory rate on deferred income taxes		(386)		—		(108)
Foreign:
Current		230		54		59
Deferred		9		(31)		—

	Ps	753	Ps	166	Ps	182

Employees’ profit sharing - current	Ps	13	Ps	26	Ps	58

To determine deferred ISR at December 31, 2004, the Company applied the different tax rates that will be in effect beginning in 2005 to temporary differences according to their estimated reversal dates. The result derived from applying the different tax rates is shown in the table above under Effect of change in statutory rate on deferred income taxes.

d. Reconciliation of the legal income tax rate and the effective rate, expressed a percentage of the income before income taxes and employee profit sharing, is as follows:

	2004	2003	2002
Legal rate:	33%	34%	35%
Nondeductible expenses	0.9	2.3	1.1
Gain on monetary position	(2.8)	(17.9)	(8.9)
Inflationary effects	2.6	16.1	9.2
Amortization of the excess, of cost over fair value of net assets acquired of subsidiaries, net	0.2	1.0	(8.4)
Foreign subsidiaries’ income	(7.1)	(9.5)	(15.4)
Other	(1.0)	(2.7)	0.8

	25.8	23.3	13.4
Benefit of change in statutory rate on deferred income taxes	(11.1)	—	(6.3)

Mexican effective rate	14.7	23.3	7.1
Foreign subsidiaries’ income taxes	6.8	3.8	3.4

Total effective rate	21.5%	27.1%	10.5%

e. The principal components of deferred income tax as of December 31, 2004 and 2003 are related to inventories, fixed assets and discontinued operations.

f. The change during 2004, 2003 and 2002 of the insufficiency in capital restatement as shown on the statement of changes in stockholders’ equity is presented net of the related effect of deferred income taxes, for a total of Ps 158, Ps (30) and Ps (92), respectively.

13. COMMITMENTS AND CONTINGENCIES:

a. The Company is not a party and none of its assets are subject to any pending legal proceedings, other than ordinary routine litigation, incidental to its business and against which the Company is adequately insured or indemnified or which the Company believes is not material.

b. In April 2000, several subsidiaries of Grupo Imsa, which have facilities throughout the Mexican territory, entered into a 15-year energy purchase agreement for approximately 90 MW (Megawatts) of electricity with Tractebel Energia de Monterrey, S. de R.L. de C.V. (Tractebel.), which started operation during the second half of 2003.

c. The Company has entered into various operating lease contracts. The minimum lease amounts to be paid accordingly with the agreements are normally adjusted annually based on inflation and are as follows:

Year
2005	Ps	22
2006		32
2007		46
2008		46
2009 and thereafter		20

Total	Ps	166

Lease expense for the years ended December 31, 2004, 2003 and 2002 was Ps 20, Ps 25 and Ps 19, respectively.

d. Steel slab supply agreement with Corus UK Limited: In December 2004 Grupo Imsa together with Grupo Marcegaglia (Italy), Duferco International (Switzerland), Dongkuk Steel (South Korea), in conjunction named the

“Off Takers”, signed a ten-year off take agreement with Corus UK Limited, to purchase steel slab from their plant located in Teeside, England. During the ten years of the contract Grupo Imsa, through IMSA ACERO, its subsidiary in the steel processing products segment, will have access to 15.4 % of the production of the Teeside plant, estimated between 3.2 and 3.6 million tons of steel slab per year. This represents approximately 20% of actual IMSA ACERO steel slab needs. The agreement establishes the supply schedule of the steel slab for each of the Off Takers.

The contract establishes for Grupo IMSA predetermined payments starting in 2005 during the ten-year period in addition to the price of the steel slab, as follows: (i) US$30.8 million as a supply right to access de 15.4% of the plant’s production, and (ii) payments for future capital investments in the Teeside plant amounting to US$15.1 million. Expenses will be amortized on the straight-line method against the income statement as part of the cost of the steel slab, starting March 2005 based on the receipt of the material.

14. STOCKHOLDERS’ EQUITY:

a. A summary of significant actions taken at stockholders’ meetings is as follows:

2004

•	In the annual stockholders’ meeting held on April 22, 2004 a dividend of Ps 342 was approved.

•	On September 29, 2004 during the annual stockholders’ meeting a dividend of Ps 653 was approved.

2003

•	On April 2, 2003, during the annual stockholders meeting a dividend of Ps 361 was approved.

2002

•	On April 10, 2002, during the annual stockholders meeting a dividend of Ps 221 was approved.

b. At December 31, 2004, common stock is comprised of 2,809.0 million nominative common shares, without par value, divided into 2,333.5 million Series “B” shares with voting rights and 475.5 million Series “C” shares without voting rights. All of the shares constitute the fixed portion of the Company’s capital stock.

c. At December 31, 2004, the Company has its own shares repurchased and held in treasury for Ps 67, represented by 6,096 thousand shares. The amount is classified in the consolidated financial statements by reducing the capital stock and reserve for repurchase of own shares by Ps 67. The weighted average number of shares mentioned in Note 3.r. was affected from the dates when shares were repurchased or resold in the market. The market price per share as of December 31, 2004 was Ps 33.5 (pesos).

d. The restatement (see Note 3a.(3)) of the components of majority stockholders’ equity is as follows at December 31,

	Historical		Restatement		Restated
2004
Common stock	Ps	1,404	Ps	3,821	Ps	5,225
Additional paid–in capital		1,207		1,857		3,064
Initial deferred tax effect		(3,171)		(651)		(3,822)
Reserve for repurchase of own shares		86		53		139
Retained earnings		15,621		6,905		22,526
2003
Common stock	Ps	1,404	Ps	3,821	Ps	5,225
Additional paid–in capital		1,207		1,857		3,064
Initial deferred tax effect		(3,171)		(651)		(3,822)
Reserve for repurchase of own shares		90		53		143
Retained earnings		10,436		6,923		17,359

e. At December 31, 2003, minority interest consists of the following:

Common stock					Ps	161
Additional paid–in capital						74
Initial deferred tax effect						(225)
Retained earnings						1,423
Insufficiency in capital restatement						(485)

					Ps	948

f. Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a dividend tax, payable by the Company in the event of distribution. In 2004 such rate was 33%, in 2005 it will be 30%, and it will be reduced subsequently 1% each year until reaching 28% in 2007. The Company may credit the tax paid on such distribution in the year paid or in the 2 years following such payment.

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

The Company is engaged in three business segments as follows:

Segment	Principal Products
Steel Processing Products	Galvanized flat steel, painted flat steel, cold rolled flat steel and hot rolled steel

Steel and Plastic Construction Products	Steel and plastic products, consisting of insulated panels, FRP panels, galvanized steel products, steel and plastic packaging products

Aluminum and Other Related Products	Fabricated aluminum products, consisting of aluminum extrusions, including aluminum, fiberglass, wood and steel ladders, windows and sliding doors.

The summary of the segment information presented below does not include the discontinued operations for the periods presented:

	Steel Processing Products		Steel and Plastic Construction Products		Aluminum and Other Related Products		Corporate and Other		Consolidated
2004
Net sales	Ps	24,106	Ps	10,545	Ps	3,825	Ps	360	Ps	38,836
Inter–divisional sales		1,328		65		8		360		1,761
Consolidated net sales		22,778		10,480		3,817		—		37,075
Operating income (loss)		3,204		425		219		(179)		3,669
Assets		24,840		6,425		2,942		939		35,146
Capital expenditures		908		290		163		92		1,453
Depreciation and amortization		1,210		211		52		40		1,513
Liabilities		6,541		2,128		747		5,348		14,764

2003
Net sales	Ps	16,430	Ps	9,103	Ps	3,234	Ps	1,101	Ps	29,868
Inter–divisional sales		980		86		—		1,099		2,165
Consolidated net sales		15,450		9,017		3,234		2		27,703
Operating income (loss)		1,267		277		199		(212)		1,531
Assets		21,241		5,870		2,738		1,736		31,585
Capital expenditures		1,152		280		89		130		1,651
Depreciation and amortization		963		223		49		42		1,277
Liabilities		5,440		1,783		707		8,711		16,641

	Steel Processing Products		Steel and Plastic Construction Products		Aluminum and Other Related Products		Corporate and Other		Consolidated
2002
Net sales	Ps	14,930	Ps	8,792	Ps	3,171	Ps	635	Ps	27,528
Inter–divisional sales Consolidated net sales		990		135		1		635		1,761
Consolidated net sales Operating income (loss)		13,940		8,657		3,170		—		25,767
Operating income (loss) Assets		1,848		512		175		(193)		2,342
Assets Capital expenditures		20,717		5,804		2,886		2,003		31,410
Capital expenditures		1,505		240		21		78		1,844
Depreciation and amortization Liabilities		882		202		57		46		1,187
Liabilities		5,216		1,777		749		8,342		16,084

The Company’s operations by geographic area that do not include the discontinued operations were as follows:

	Mexico		United States		South America		Eliminations		Consolidated
2004
Net sales to unaffiliated customers	Ps	20,556	Ps	15,054	Ps	1,465	Ps	—	Ps	37,075
Inter–company sales(1)		2,195		916		33		(3,144)		—
Operating income		2,807		628		234		—		3,669
Identifiable assets		24,627		8,862		1,657		—		35,146

2003
Net sales to unaffiliated customers	Ps	14,255	Ps	12,234	Ps	1,214	Ps	—	Ps	27,703
Inter–company sales(1)		1,404		762		—		(2,166)		—
Operating income		1,271		188		72		—		1,531
Identifiable assets		22,477		7,641		1,467		—		31,585

2002
Net sales to unaffiliated customers	Ps	13,510		11,297	Ps	960	Ps	—	Ps	25,767
Inter–company sales(1)		997		755		1		(1,753)		—
Operating income		1,831		404		107		—		2,342
Identifiable assets		22,084		8,028		1,298		—		31,410

(1)	Inter–company sales between geographic areas are accounted for based on estimated market prices.

Net sales include Ps 459, Ps 390 and Ps 477, for the years ended December 31, 2004, 2003 and 2002, respectively, from sales of steel products to Duferco, a major international broker.

Export sales from Mexico to unaffiliated customers in foreign countries is summarized as follows:

	2004		2003		2002
United States	Ps	1,818	Ps	1,067	Ps	567
South America		315		358		118
Other Regions		163		131		215

Total	Ps	2,296	Ps	1,556	Ps	900

16. NEW ACCOUNTING PRINCIPLES:

a. In May 2004, the IMCP issued Bulletin B-7, “Business Acquisitions” (“B-7”), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among others; the adoption of the purchase method as the sole valuation rule for these transactions; it eliminates the amortization of goodwill, which should now be subject to the impairment rules; it establishes rules for the accounting treatment of asset transfers or share exchange among entities under common control as well as for the acquisition of minority interest based on the provisions of Bulletin B-8, “Consolidated and combined financial statements and valuation of permanent investments in shares”.

Management believes that the main effect of adopting this new accounting principle as of January 1, 2005 will be to cease amortizing goodwill, which at December 31, 2004 was Ps 1,134, and affected current earnings through annual amortization of Ps. 60.

b. In April 2004, the IMCP issued Bulletin C-10, “Derivative instruments and hedging activities” (“C-10”), whose application is mandatory for financial statements of periods beginning on January 1, 2005. In general, C-10 establishes that in fair value hedges, any variances in the fair value, both of the derivative and the hedged risk position, should be reflected in current earnings when such variances occur; in cash flow hedges, the effective portion of fair value variances should be recognized under other comprehensive income in stockholders’ equity, while the ineffective portion should affect current earnings.

Regarding derivative financial instruments, the Bulletin establishes the conditions that must be met for an instrument to be considered as such, and revises and adds definitions. It also includes rules regarding the elements involved in hedging activities, including formal documentation prior to the inception of each hedge and measurement of its effectiveness during its term, among others; C-10 classifies hedges into three categories: a) fair value hedges, b) cash flow hedges and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure.

Other derivative instruments different of those described in Notes 8 and 9 to the present consolidated financial statements, in particular to those related to embedded derivatives in some supply, lease, etc. agreements, contracted in different currency than the peso, Grupo Imsa’s functional currency. As of the date of the present consolidated financial statements, the administration is in the process of analysis and evaluation, which has not been concluded.

c. In April 2004, the IMCP issued Amendments to Bulletin C-2 (“C-2”), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. C-2 basically establishes that any variances in the fair value of financial instruments classified as available for sale should be recognized under other comprehensive income and reclassified to current earnings upon sale of such instruments; C-2 includes the possibility of making transfers among some of the categories under which financial instruments are classified, provided that conditions and rules for their accounting recognition are met. It also extends the applicability of impairment rules to financial instruments available for sale and provides more precise rules for their recognition. The Company does not believe the adoption of this Bulleting will have a significant effect on its consolidated financial position or results of operations.

d. In January 2004, the IMCP issued new Bulletin D-3, “Labor obligations” (“D-3”), which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of “Severance payments at the end of the work relationship”, defined as payments granted to employees when they conclude their labor relationship before reaching retirement age; therefore, the valuation and disclosure rules applicable to pension and seniority premium payments must be followed.

D-3 is mandatory as of January 1, 2005, but grants the option to immediately recognize in earnings the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. As of the date of the present consolidated financial statements, the administration is in the process of analysis and evaluation, which has not been concluded.

17. DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended, whereas financial statements prepared under U.S. GAAP are presented on an historical cost basis. The following reconciliation to U.S. GAAP does not include the reversal of the adjustments required under Bulletin B-10, as amended. The application of Bulletin B-10, as amended, represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting.

As mentioned in Note 2b, the Company restates its prior period consolidated financial statements using a weighted average rate that incorporates the effects of inflation in Mexico for the Company’s Mexican operations using the NCPI and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the “Restatement Factor”). However, because the Restatement Factor used to restate prior period financial statements incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is considered a difference between Mexican GAAP and U.S. GAAP. For purposes of the U.S. GAAP reconciliation, prior period balances are restated only for changes in the NCPI as discussed in Note 17.

In addition, under Mexican GAAP, the Company accounted for certain 50% owned, jointly controlled operating entities using the proportionate consolidation method during 2004, 2003 and 2002 (see Note 2.a.). U.S. GAAP requires such investments to be accounted for using the equity method of accounting. Amounts included in the Company’s Mexican GAAP consolidated financial statements as of December 31, 2004, 2003 and 2002 and for the years then ended under the proportionate consolidation method are presented below:

	2004		2003		2002
Balance Sheet Data:
Current assets	Ps	205	Ps	554	Ps	282
Non-current assets		220		379		179
Current liabilities		98		382		217
Non-current liabilities		37		89		2

	2004		2003		2002
Statement of Operations Data:
Net sales		341		873		612
Net Income (loss)		31		99		(127)

Statement of Changes in Financial Position Data:
Operating activities		9		14		27
Financial activities		(28)		24		11
Investing activities		12		(67)		(7)

The principal differences, other than inflation accounting and proportionate consolidation, between Mexican GAAP and U.S. GAAP and their effects on consolidated net income and consolidated stockholders’ equity are presented below with an explanation of the adjustments for the year ended December 31:

	2004		2003		2002
Reconciliation of net income:
Net income applicable to majority interest reported under Mexican GAAP	Ps	2,934	Ps	796	Ps	1,542
B-15 effect		—		2		(38)
Less:
Effect on net income of deferred income taxes under Mexican GAAP		478		200		(34)
U.S. GAAP adjustment for:
Deferred income taxes		(726)		(45)		235
Deferred employees’ profit sharing		(53)		(36)		219
Negative goodwill		(2)		(4)		(413)
Goodwill		60		66		64
Goodwill impairment loss		—		—		(63)
Financial instruments		203		86		—
Pre-operating expenses		162		128		130
Capitalization of financing cost		(88)		(88)		(82)
Depreciation of restatement of foreign sourced fixed assets		(31)		(33)		(34)
Discontinued operations		3,324		—		—
Minority interest applicable to above adjustments		(433)		96		(36)

Net income under U.S. GAAP	Ps	5,828	Ps	1,168	Ps	1,490

	2004		2003		2002
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	20,327	Ps	16,440	Ps	15,566
B-15 effect		—		42		(429)
Less:
Minority interest in consolidated subsidiaries included as stockholders’ equity under Mexican GAAP		—		(948)		(1,202)
Effect on net income of deferred income taxes under Mexican GAAP		758		280		80
Effect on (insufficiency) excess in capital restatement of deferred income tax under Mexican GAAP		(1,084)		(807)		(780)
Initial deferred tax effect under Mexican GAAP		3,822		3,822		3,822
Discontinued operations		(3,228)		—		—
U.S. GAAP adjustment for:
Effect on retained earnings from-
Deferred income taxes		(6,748)		(6,022)		(5,976)
Deferred employees’ profit sharing		(1,905)		(1,852)		(1,817)
Effect on (insufficiency) excess in capital restatement related to-
Deferred income taxes		1,692		1,861		1,897
Deferred employees’ profit sharing		487		545		555
Negative goodwill		(1,629)		(1,627)		(1,623)
Goodwill		190		130		64
Goodwill impairment loss		(63)		(63)		(63)
Financial instruments		289		86		—
Pre-operating expenses		(97)		(259)		(387)
Capitalization of financing cost		244		332		421
Restatement of foreign sourced fixed assets		1,953		1,881		2,680
Depreciation of restatement of foreign sourced fixed assets		(220)		(189)		(157)
Discontinued operations		3,324		—		—
Minority interest applicable to the adjustments above		—		433		338

Stockholders’ equity under U.S. GAAP	Ps	18,112	Ps	14,085	Ps	12,989

The applicable effects of inflation on the U.S. GAAP adjustments described above in the reconciliation of net income, which relate to monetary assets or liabilities have been included in the corresponding adjustments. The adjustments considered to be monetary items are deferred income taxes and deferred employees’ profit sharing. For purposes of the reconciliation of stockholders’ equity, such inflation effects have no impact as the offsetting entry to the monetary gain recorded in the consolidated statement of operations is the (insufficiency) excess in capital restatement, which is a component of stockholders’ equity.

A summary of changes in stockholders’ equity giving effect to the U.S. GAAP adjustments described above is as follows:

	Common Stock		Additional Paid-in Capital		Reserve For Repurchase of Own Shares		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total Stockholders’ Equity
Balance as of December 31, 2001	Ps	5,227	Ps	3,064	Ps	154	Ps	6,267	Ps	(2,648)	Ps	12,064
Dividends paid (Ps 0.065 per common share)		—		—		—		(217)		—		(217)
Result from holding nonmonetary assets, Mexican GAAP		—		—		—		—		261		261
Effect on insufficiency in capital restatement of deferred income taxes under Mexican GAAP		—		—		—		—		179		179
Effect of U.S. GAAP adjustments on insufficiency from restatement of capital related to:
Deferred income taxes		—		—		—		—		(41)		(41)

	Common Stock		Additional Paid-in Capital		Reserve For Repurchase of Own Shares		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total Stockholders’ Equity
Deferred employees´ profit sharing		—		—		—		—		(12)		(12)
Restatement of foreign sourced fixed assets		—		—		—		—		(735)		(735)
Net income		—		—		—		1,490		—		1,490

Balance as of December 31, 2002		5,227		3,064		154		7,540		(2,996)		12,989
Dividends paid (Ps 0.12 per common share)		—		—		—		(362)		—		(362)
Repurchase of own shares		(2)		—		(14)		—		—		(16)
Result from holding nonmonetary assets, Mexican GAAP		—		—		—		—		1,094		1,094
Effect on insufficiency in capital restatement of deferred income taxes under Mexican GAAP		—		—		—		—		57		57
Effect of U.S. GAAP adjustments on insufficiency from restatement of capital related to:
Deferred income taxes		—		—		—		—		(35)		(35)
Deferred employees´ profit sharing		—		—		—		—		(11)		(11)
Restatement of foreign sourced fixed assets		—		—		—		—		(799)		(799)
Net income		—		—		—		1,168		—		1,168

Balance as of December 31, 2003		5,225		3,064		140		8,346		(2,690)		14,085
Dividends paid (Ps 0.21 and Ps 0.11 per common share)		—		—		—		(995)		—		(995)
Repurchase of own shares		—		—		(4)		—		—		(4)
Result from holding nonmonetary assets, Mexican GAAP		—		—		—		—		(370)		(370)
Effect on insufficiency in capital restatement of deferred income taxes under Mexican GAAP		—		—		—		—		(277)		(277)
Effect of U.S. GAAP adjustments on insufficiency from restatement of capital related to:
Deferred income taxes		—		—		—		—		(169)		(169)
Deferred employees´ profit sharing		—		—		—		—		(58)		(58)
Restatement of foreign sourced fixed assets		—		—		—		—		72		72
Net income		—		—		—		5,828		—		5,828

Balance as of December 31, 2004	Ps	5,225	Ps	3,064	Ps	136	Ps	13,179	Ps	(3,492)	Ps	18,112

(a) Deferred Income Taxes and Employees’ Profit Sharing

Under Mexican GAAP, prior to January 1, 2000, deferred income taxes were provided only for identifiable, nonrecurring timing differences that were expected to reverse over a definite period of time. Beginning on January 1, 2000, the Company began to apply Bulletin D-4, “Accounting for Income Taxes, Asset Taxes and Employees’ Profit Sharing”. For U.S. GAAP purposes, the Company applies Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss and asset tax credit carryforwards. Deferred tax assets are reduced by any tax benefits that are not expected to be realized.

The Company calculates a deferred employees’ profit sharing liability for U.S. GAAP purposes based on temporary differences between the financial reporting bases and the employees’ profit sharing bases of assets and liabilities for all of the Company’s Mexican subsidiaries that have employees. Under U.S. GAAP, employees’ profit sharing expense would be considered as a component of operating expenses.

The portions of deferred income taxes and deferred employees’ profit sharing attributable to the excess or insufficiency of replacement cost over or under inflation indexed costs has been reflected as an adjustment to the (insufficiency) excess in capital restatement (accumulated other comprehensive loss) in the U.S. GAAP changes in stockholders’ equity section.

Temporary differences and the resulting deferred tax assets and liabilities at December 31, 2004 and 2003 are summarized as follows:

	2004		2003
Current liabilities
Inventories	Ps	(2,031)	Ps	(1,740)

Current assets:
Accrued expenses and other liabilities		69		38
Advances from clients		145		86

Total current assets		214		124

Noncurrent liabilities:
Property, plant and equipment		(2,377)		(2,709)
Discontinued operations		(1,134)		—

Total noncurrent liabilities		(3,511)		(2,709)

Noncurrent assets:
Tax loss carryforwards		253		616
Other		19		28

Total noncurrent assets		272		644

Net deferred tax liability before valuation allowance		(5,056)		(3,681)
Valuation allowance		—		(480)

Net deferred tax liability	Ps	(5,056)	Ps	(4,161)

The Company considers its investments in foreign subsidiaries to be permanently reinvested. At December 31, 2004, unrepatriated earnings in foreign subsidiaries was Ps 505.

The components of deferred employees’ profit sharing as of December 31, 2004 and 2003, are as follows:

	2004		2003
Inventories	Ps	(703)	Ps	(527)
Accrued expenses and other liabilities		23		12
Advances from clients		48		26
Property, plant and equipment		(792)		(826)
Other		6		8

Net deferred employees’ profit sharing liability	Ps	(1,418)	Ps	(1,307)

Derivative financial instruments

Under Mexican GAAP derivative financial instruments identified as hedges are valued using the same valuation criteria used for the assets or liabilities hedged, and the effects of their valuation are recognized in results of operations, net of costs, expenses, or revenue from the assets or liabilities whose risks are being hedged. The financial assets or liabilities generated by these instruments are presented in the balance sheet as a reduction of the liabilities or assets whose risks are being hedged.

Under U.S. GAAP, the Company’s derivative financial instruments are recorded pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company records all derivative financial instruments on the balance sheet at fair value, regardless of the purpose or intent for holding them to maturity. The accounting for changes in fair value of the derivative financial instruments depends on whether the derivative qualifies as a hedge for accounting purposes and whether the instrument is a fair value or a cash flow hedge.

The Company primarily uses foreign currency forward purchase contracts to manage its exposure to fluctuations in interest and foreign currency exchange rates. It is the Company’s policy to not enter into derivative financial instruments for speculative purposes.

SFAS No. 133 provides specific criteria necessary for a derivative to qualify for hedge accounting and requires the discontinuance, on a prospective basis, of the accounting of the effective portion recorded in other comprehensive income for an existing hedge if the designation of the cash flow hedge is removed. Derivatives entered into by the Company in 2002, 2003 and 2004 do not qualify for hedge accounting, as defined by SFAS No. 133.

(b) Negative Goodwill

Negative goodwill is recognized under Mexican GAAP and is amortized by the straight-line method over the period the acquired companies are integrated into the Company’s operations. Such amortization period may not exceed five years.

For purposes of U.S. GAAP, negative goodwill is recorded as a reduction of long-term assets. As such, the amounts amortized to income as negative goodwill for Mexican GAAP have been reversed and are being amortized over the average estimated remaining lives of the acquired noncurrent assets.

(c) Pre-operating Expenses

Until December 31, 2002 Mexican GAAP required capitalization and amortization of pre-operating expenses. Under U.S. GAAP, these costs are expensed when incurred, and therefore a reconciliation adjustment to the income statement and stockholders’ equity is presented. Starting January 1, 2003 Mexican GAAP changed to substantially conform with U.S. GAAP.

(d) Capitalization of Financing Costs

Integral financing cost (income), including foreign exchange gains and losses, interest expense and gains and losses from monetary position, may be capitalized under Mexican GAAP. For Mexican GAAP, the Company has capitalized those portions of such integral financing cost (income) related to financings specifically obtained for the construction and installation of fixed assets.

In accordance with U.S. GAAP, if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the net income and stockholders’ equity.

(e) B-15 Effects

Effective January 1, 1998, the Company adopted Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations”. Adoption of the standard changed the factor used to restate prior period financial statements presented for comparative purposes for the effects of inflation from a rate based solely on the NCPI to a weighted-average rate that incorporates the effects of inflation in Mexico for the Company’s Mexican operations using the NCPI and inflation and currency exchange rate fluctuations in countries in which the Company has foreign operations (the “Restatement Factor”).

However, because the Restatement Factor used to restate prior period financial statements incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is not consistent with Rule 3-20(e) of Regulation S-X issued by the Securities and Exchange Commission (the SEC). Therefore, for purposes of the U.S. GAAP reconciliation, the prior-period consolidated financial statements are restated for changes in the NCPI.

The Restatement Factor used by the Company to restate prior period amounts was 1.049080 and the applicable NCPI factor used for purposes of the U.S. GAAP reconciliation is 1.051908.

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

The alternate methodology is not consistent with Rule 3-20(e) of Regulation S-X of the SEC. Accordingly, foreign sourced fixed assets have been restated using the Mexican NCPI applied to original cost (the balance of the related assets at December 31, 1996 or historical cost if acquired thereafter, in pesos, for purposes of the U.S. GAAP reconciliation).

(g) Goodwill and Other Intangible Assets

In accordance with Mexican GAAP the excess of cost over fair value of net assets acquired of subsidiaries (goodwill) is restated utilizing factors derived from the NCPI and is amortized on a straight-line basis over 20 years.

Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually and written down with a charge to operations when the carrying amount is not recoverable and exceeds fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

The method for determining the fair value of the reporting units is the discounted cash flow method.

Additionally, the Company performed its annual impairment test on December 31, 2004, and found no impairment.

(h) Minority Interest

Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity and is presented separately below liabilities and above the stockholders’ equity section.

In January 2004, IMSALUM acquired 49% of the shares of Louisville Ladder Group for US$15 million, increasing its ownership interest to 100%. In 2004 for Mexican GAAP purposes the Company early adopted Bulletin B-7, “Business Acquisitions,” which became effective on January 1, 2005. The Bulletin addresses transactions between majority and minority shareholders of an entity and requires that for such transactions the net asset value of the entity should not change and therefore neither goodwill nor an extraordinary gain should be generated. Any payment made in excess of or less than the book value of the acquired shareholders’ interest should be considered for accounting purposes as a distribution or contribution of capital. For U.S. GAAP purposes, the Company applies SFAS No. 141, “Business Combinations,” which requires the purchase method of accounting for the acquisition of some or all of the noncontrolling equity interest in a subsidiary, whether acquired by the parent, the subsidiary itself, or another affiliate.

(i) Discontinued Operations

In July 2004, Grupo Imsa divested its 49% share participation in the automotive batteries and related products segment, and JCI, its minority partner since 1998, acquired 100% of the share ownership.

For Mexican GAAP purposes the Company applied the criteria addressed by Bulletin B-7 regarding transactions between majority and minority shareholders and recorded the gain on sale as a capital transaction directly in stockholders’ equity. In accordance with U.S. GAAP, the Company applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires that the gain on sale be recorded in discontinued operations in the statement of operations net of the results of operations of the component of the entity being disposed.

The basis of the assets and liabilities of the automotive batteries and related products segment under U.S. GAAP at the time of the sale was different from the basis of such assets and liabilities under Mexican GAAP; accordingly, the gain recorded on the disposal of the discontinued operation under U.S. GAAP differs from the gain recorded for Mexican GAAP purposes.

(j) Other Differences and Supplemental U.S. GAAP Disclosures

(1) Employees’ profit sharing expense - The provision for employees’ profit sharing is classified as a non-operating item in accordance with Mexican GAAP. For U.S. GAAP purposes, such provision is classified as an operating expense.

(2) Plant shutdown and fixed asset write down – In 2002, the Company recorded an expense relating to the plant shutdown and fixed asset write down of Ps 50 and Ps 75, respectively, and such expense is classified as a non-operating item in accordance with Mexican GAAP. For U.S. GAAP purposes, such provision is classified as an operating expense.

(3) Termination of interest rate swap – In 2002, the Company terminated an interest rate swap contract, which related to the early payment of its Senior Notes program whereby the Company recognized a gain of Ps 74 which is classified as a non-operating item in accordance with Mexican GAAP. For U.S. GAAP purposes, such gain is classified as a part of operating income.

(4) The Company presents its supplemental U.S. GAAP cash flow information exclusive of the effects of inflation. Such information is presented in accordance with SFAS No. 95, “Statement of Cash Flows”, and includes the Company’s Mexican GAAP historical figures for the years ended December 31, 2004, 2003 and 2002, as presented below:

	2004		2003		2002
Operating activities:
Consolidated net income under Mexican GAAP	Ps	2,725	Ps	1,059	Ps	1,692
Effects of inflation		(273)		(364)		(1,010)
Consolidated net income exclusive of inflation under Mexican GAAP		2,452		695		682
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,478		1,357		1,153
Amortization of excess of fair value of net assets acquired over cost of subsidiaries		17		17		(360)
Deferred income taxes and employees’ profit sharing		478		190		(31)
Others		79		16		15
Changes in operating assets and liabilities net of effects from purchases of businesses:
Accounts receivable–trade		(1,561)		(582)		(614)
Inventories		(3,856)		(508)		(452)
Other current assets		(244)		(294)		60
Accounts payable-trade		20		1,459		274
Advances from clients		238		82		(89)
Other accounts payable and accrued liabilities		810		(129)		474
Other discontinued operations		117		—		—

Net cash provided by operating activities		28		2,303		1,112

Discontinued operations		309		—		—

		337		2,303		1,112

Investing activities:
Acquisition of property, plant and equipment		(1,427)		(1,780)		(2,036)
Sale of property, plant and equipment		212		128		259
Acquisition of companies and minority interest		—		—		(101)
Sale of companies		3,225		—		—
Other		74		(20)		(26)
Other assets of discontinued operations		2,485		—		—

Net cash provided by (used in) investing activities		4,569		(1,672)		(1,904)

	2004		2003		2002
Financing activities:
Proceeds from short-term bank loans		86		519		82
Proceeds from borrowings from banks and issuance of long-term debt		429		3,084		2,989
Payments of long-term debt		(3,874)		(3,118)		(1,942)
Common stock dividends paid		(977)		(339)		(191)
Other		80		(392)		(72)
Other financing activities of discontinued operations		(1,082)		—		—

Net cash provided by (used in) financing activities		(5,338)		(246)		866

Net decrease in cash and cash equivalents		(432)		385		74
Cash and cash equivalents at beginning of year		875		500		440
Effect of inflation and exchange rate changes on cash		(84)		(10)		(14)

Cash and cash equivalents at end of year	Ps	359	Ps	875	Ps	500

Supplemental Schedule of Non-cash Investing and Financing Activities:

The Company acquired the common stock of various companies during 2002 as disclosed in Note 4. In conjunction with the acquisitions, liabilities assumed were as follows:

	2002
Fair value of assets acquired	Ps	191
Cash paid		114

Liabilities assumed	Ps	77

Cash flows provided by operating activities reflect cash payments of interest and income taxes as follows:

	2004		2003		2002
Interest	Ps	300	Ps	317	Ps	404
Income taxes		45		219		297

(5) Statements of Comprehensive Income - SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components. The Company’s statements of comprehensive income for the years ended December 31, 2004, 2003 and 2002, giving effect to the U.S. GAAP adjustments described above, are set forth below:

	2004		2003		2002
Net income under U.S. GAAP	Ps	5,828	Ps	1,168	Ps	1,490

Result due to holding nonmonetary assets as reported under Mexican GAAP		(647)		1,151		440
U.S. GAAP adjustments to result due to holding nonmonetary assets		(155)		(845)		(788)

Total other comprehensive (loss) income		(802)		306		(348)

Comprehensive income under U.S. GAAP	Ps	5,026	Ps	1,474	Ps	1,142

(6) Earnings Per Share in Accordance with U.S. GAAP - SFAS No. 128, “Earnings Per Share”, establishes standards for computing and presenting earnings per share. SFAS No. 128 requires the presentation of basic earnings per share, which are calculated by dividing earnings by the weighted average number of shares outstanding during the period. Earnings per share computed in accordance with SFAS No. 128 is presented below:

	2004		2003		2002
Basic earnings per share:
Net income per share	Ps	2.07	Ps	0.42	Ps	0.53

Weighted average shares outstanding (millions)		2,810		2,813		2,815

SFAS No. 128 also requires the presentation of diluted earnings per shares giving effect to all potentially dilutive common shares outstanding during the period. Diluted earnings per share for all periods presented have not been shown as there were no potentially dilutive securities issued or outstanding during those periods.

(7) Valuation and Qualifying Accounts

	Balance as of Beginning of Period		Additions Charged to Costs and Expenses		Deductions		Balance as of End of Period
Year ended December 31, 2004 allowance for doubtful accounts	Ps	99	Ps	23	Ps	16	Ps	106
Year ended December 31, 2003 allowance for doubtful accounts	Ps	68	Ps	37	Ps	6	Ps	99
Year ended December 31, 2002 allowance for doubtful accounts	Ps	53	Ps	24	Ps	9	Ps	68

(8) Recently Issued U.S. GAAP Accounting Standards

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. The Company does not anticipate that these standards will have a significant effect on our financial position or results of operations.

SFAS No. 123(R), “Share-Based Payments,”. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees”, to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. SFAS No. 123(R) will be effective for our fiscal year ending December 31, 2006.

SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29”. In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 153, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.

Emerging Issues Task Force, or EITF, Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,”. In March 2004, the EITF confirmed as a consensus EITF Issue No. 03-1. The objective of this issue is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position EITF Issue No. 03-1-1, which delays the effective date for the measurement and recognition guidance included in EITF Issue No. 03-1. EITF 03-1 was in effect for the year ended December 31, 2004, although no additional disclosures were required.

INDEX TO EXHIBITS

Exhibit No.
By-laws (Estatutos Sociales), as amended (English translation) (incorporated by reference from Grupo Imsa S.A. de C.V.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003).	1.1

Amendment, dated as of April 4, 2005, to Deposit Agreement among Grupo Imsa, S.A. de C.V., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts Issued Thereunder.*	2.1

Trust Agreement, dated April 10, 1997, among ING Bank (Mexico), S.A., Institución de Banca Múltiple (Multiple Banking Institution), ING Baring Grupo Financiero (Mexico), S.A. de C.V., Fernando Canales Clariond, Marcelo Canales Clariond, Susana Canales de Odriozola, María del Consuelo Canales de Valdés, Eugenio Clariond Reyes, Santiago Clariond Reyes, Benjamín Clariond Reyes, José Gerardo Clariond Reyes, Ninfa Clariond Reyes and María Clariond Reyes de la Garza (incorporated by reference from Grupo Imsa, S.A. de C.V.’s Annual Report on Form 20-F for the fiscal year ended December 31, 1996).	3.1

Agreement between Johnson Controls, Inc. and Grupo Imsa, S.A. de C.V., dated July 19, 2004.*	4.1

Subsidiaries of the Company.*	8.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*	12.1

Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*	12.2

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*	13.1

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*	13.2

*	Filed herewith.